Filed by: América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.

Commission File No. 001-34086

Below is an English translation of the preliminary information statement and offering memorandum that América Móvil, S.A.B. de C.V. (“América Móvil”) filed with the Comisión Nacional Bancaria y de Valores (“CNBV”) in Mexico on April 19, 2010 in connection with its previously-announced offer to acquire all shares of Telmex Internacional, S.A.B. de C.V. (the “Offer”). América Móvil is submitting this information solely because this information has been made public in Mexico. The information set forth below is not complete and may be changed. This document does not constitute an offer to sell any securities in the United States, Mexico, or elsewhere. No securities may be offered or sold in the United States, Mexico or any other jurisdiction, unless registered or exempted from registration therein.

América Móvil has not yet commenced the Offer and the terms of and the disclosure with respect to the Offer when it is commenced may differ from the information set forth below. In addition, América Móvil will file a separate registration and tender offer statement in connection with the Offer with the U.S. Securities and Exchange Commission, which will govern the Offer with respect to holds of securities of Telmex Internacional that reside in the United States.

********************

In connection with the proposed transaction, América Móvil, S.A.B. de C.V. (“América Móvil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement. Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by América Móvil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The information contained in this preliminary information statement and offering memorandum is subject to modification, amendment, supplement, clarification or substitution.

An updated version of this preliminary information statement and offering memorandum, including any modification, amendment, supplement, clarification or substitution made hereto between the date hereof and the date of the offer described herein, will be available for consultation at the world wide web addresses of the Mexican Stock Exchange and Mexico’s National Banking and Securities Commission,

www.bmv.com.mx, and

www.cnbv.gob.mx,

respectively. In addition, any such change in this preliminary information statement and offering memorandum shall be disclosed to the public through the Securities Issuers Electronic Communications System (Sistema Electrónico de Comunicación con Emisoras de Valores, or EMISNET), at

http://emisnet.bmv.com.mx.

The purchase offer subject matter of this preliminary information statement and offering memorandum may not be consummated until such time as Mexico’s National Banking and Securities Commission shall have granted its approval therefor pursuant to Mexico’s Securities Market Law. This preliminary information statement and offering memorandum does not constitute an offer to purchase the securities described herein.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

PUBLIC OFFER TO PURCHASE UP TO ALL OF THE [18,011,851,560] SHARES OF STOCK OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELINT” OR THE “ISSUER”),

IN EXCHANGE FOR THE CONCURRENT SUBSCRIPTION BY TELINT’S SHAREHOLDERS OF UP TO 2,638,509,332 SERIES L LIMITED-VOTING SHARES, NO PAR VALUE, ISSUED IN REGISTERED FORM, REPRESENTING APPROXIMATELY [8.2]% OF THE OUTSTANDING CAPITAL STOCK OF AMÉRICA MÓVIL, S.A.B. DE C.V. (“AMX”) AS OF THE DATE HEREOF, OR, AT THE ELECTION OF SUCH SHAREHOLDERS, IN EXCHANGE FOR 11.66 MEXICAN PESOS (“PESOS” OR “Ps.”) IN CASH, FOR EACH SHARE TENDERED BY THEM.

AMX is offering to purchase up to all of the outstanding shares of stock of TELINT, consisting of [18,011,851,560] Series A and Series L shares, concurrent with the subscription by TELINT’s shareholders of up to 2,638,509,332 Series L limited-voting shares, no par value, issued in registered form, representing approximately [8.2]% of the outstanding capital of AMX as of the date hereof, or, at the election of such shareholders, for a Purchase Price of Ps.11.66 in cash for each share tendered by them. The exchange ratio is 0.373:1 and, as a result, TELINT’s shareholders may subscribe up to 0.373 Series L shares of AMX, which are not included in the Offer, in exchange for each TELINT share tendered by them.

Issuer:	Telmex Internacional, S.A.B. de C.V.	América Móvil, S.A.B. de C.V.
Trading symbol:	TELINT	AMX

Number of shares outstanding prior to the Offer:	[18,011,851,560] shares	[32,194,530,456] shares

Number of shares included in the Offer:	Up to [18,011,851,560] shares	None.

Number of shares outstanding upon completion of the Offer:	[18,011,851,560] shares	[39,323,096,526] shares, assuming that all participants will elect the cash option; or [41,961,605,858] shares if all participants elect to receive AMX shares.

Purchase price:	Ps.11.66 per share.

Exchange ratio:	0.373 Series L shares of AMX for each TELINT share tendered in connection with the Offer.

Aggregate price:	The aggregate price will depend on the number of shares subscribed in connection with the Offer, subject to a maximum of 2,638,509,332 Series L shares available in AMX’s treasury, or approximately Ps.82.5 billion in cash.

Offering period:	April [—], 2010, to May [—], 2010.

Date of registration with the BMV:	May [—], 2010.

Settlement date:	May [—], 2010.

Exchange Procedure: (1) Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian (as such term is defined in “Glossary of Defined Terms” in this Offering Memorandum) with an account at S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), must within the offering period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive Ps. 11.66 in cash, for each TELINT share tendered by them (the “Purchase Price”). The Custodians will consolidate all the instructions received from their clients and deliver to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa” or the “Underwriter”), a duly completed Acceptance Letter (as such term is defined in “Glossary of Defined Terms” in this Offering Memorandum) identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date, in which business hours shall be from 9:00 a.m. to 4:00 pm., Mexico City time; (2) Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May [—], 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer; (3) Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May [—], 2010; and (4) On May [—], 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, OR (ii) the Purchase Price. The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May [—], 2010, after 4:00 p.m., Mexico City time. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto. Section 5(k) of this Offering Memorandum establishes the procedure in accordance with which the holders of TELINT’s Series AA shares will be able to participate in the Offer.

Conditions: The Offer is subject to various conditions, as described in Section 8 of this information memorandum for the purchase and concurrent subscription offer (this “Offering Memorandum”). Such conditions include, among others, the receipt of certain corporate and regulatory approvals, some of which have been heretofore obtained by AMX and/or TELINT. Among other things, the Offer is conditioned upon the successful acquisition by AMX of at least 51% (fifty one percent) of the shares of stock of Carso Global Telecom, S.A.B. de C.V. (“TELECOM”) in connection with a purchase and subscription offer commenced by AMX concurrently herewith (the “TELECOM Offer”); provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders. In addition, the TELECOM Offer is conditioned upon the absence of any legal or other restriction precluding TELECOM’s shareholders’ ability to participate in the TELECOM Offer. In the event that the conditions set forth in this Offering Memorandum are not met and/or waived by AMX, the Offer shall have no legal effect whatsoever.

Extension of the Offering Period: Pursuant to the applicable laws, the offering period is subject to one or more extensions in accordance with Section 5(j)(iii) of this Offering Memorandum, at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of Mexico’s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”) pursuant to the last paragraph of Article 101 of Mexico’s Securities Market Law (Ley del Mercado de Valores) (the “LMV”).

Right to Withdraw: Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to 4:00 p.m. Mexico City time of Expiration Date (as such term is defined in “Glossary of Defined Terms” in this Offering Memorandum), including as a result of any relevant change in the terms of the Offer (the “Withdrawal Right”). To such effect, the relevant Custodian shall give the Underwriter, prior to the Expiration Date, written notice of the exercise of the Withdrawal Right by such shareholder. The relevant acceptance will be deemed withdrawn upon receipt of such notice by the Underwriter. Notices of exercise of the Withdrawal Rights are not subject to revocation and, accordingly, the shares so withdrawn will not be included in the Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Notwithstanding the above, any TELINT shares so withdrawn may be subsequently retendered in connection with the Offer at any time prior to the Expiration Date, subject to the satisfaction of the conditions set forth in Section 5(k)(ii) of this Offering Memorandum. Any question as to the form and validity (including the time of receipt) of any withdrawal notice will be decided by AMX through the Underwriter, and such decision will be final and binding. AMX may waive any right, defect or irregularity in connection with the withdrawal of any acceptance by any TELINT shareholder, depending upon its significance.

The exercise of the Withdrawal Rights will not be subject to any penalty. Any TELINT shareholder may exercise his/her Withdrawal Right in the manner prescribed in this Offering Memorandum and, particularly, in Section 5(n) hereof.

Opinion of TELINT’s Board of Directors: As disclosed by TELINT on March 19, 2010, its Board of Directors, taking into consideration the independent expert opinion of Merrill Lynch, Pierce, Fenner & Smi8th Incorporated or its affiliates (“Merrill Lynch”), who was engaged by TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Governance Committee, determined that the exchange ratio and the Purchase Price determined for purposes of the Offer are fair and reasonable from a financial perspective. For additional information, see Section 17 of this Offering Memorandum.

Opinion of TELINT’s Independent Expert Advisor: As disclosed by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert engaged by TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 26(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable. Recipients of this Offering Memorandum are advised to review Exhibit 26(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

Opinion of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes: On January 13, 2010, AMX’s Board of Directors issued a favorable opinion with respect to the commencement of the Offer by AMX, and resolved, among other things, to authorize AMX to retain a financial advisor as independent expert for purposes of the Offer (and also to act as independent expert fur purposes of, and in accordance with, Mexican law). On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse Securities (USA) LLC (“Credit Suisse”). Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer. On March 9, 2010, Credit Suisse issued its opinion to AMX Board of Director’s, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 26(a), the consideration, in cash of in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for purposes of evaluating the Offer from a financial perspective and not for the benefit of shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

Cancellation of Registration: Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends to purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with Mexico’s National Securities Registry (RNV Nacional de Valores) (“RNV”) and their registration for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (“BMV”), subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, following the consummation thereof and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

Tax Considerations: The sale of the TELINT Shares to AMX, and the concurrent subscription of the Series L shares of stock of AMX, are subject to the provisions contained in Articles 60, 109(XXVI) and 190 of Mexico’s Income Tax Law and other applicable tax laws. The summary of tax considerations included in this Offering Memorandum does not purport to contain a complete or detailed description of the Mexican tax provisions applicable to TELINT’s shareholders. In addition, such summary may not be applicable to certain shareholders in light of their particular circumstances. Accordingly, TELINT’s shareholders are advised to consult with their own independent tax experts as to the tax consequences associated with their participation in the Offer, including those arising as a result of their particular circumstances.

Prospective Participants: The Offer is extensive to all holders of TELINT’s Series A and Series L shares as of the last day of the Offering Period. Section 5(k) of this Offering Memorandum establishes the procedure in accordance with which the holders of TELINT’s Series AA shares will be able to participate in the Offer.

Use of Proceeds: N/a.

Depositary: Indeval.

Over-allotment Options: None.

Other Transactions: Concurrently with the Offer, AMX intends to commence the TELECOM Offer and a tender offer to purchase in the United States the Series A and Series L shares currently placed therein, including any securities representing such shares, in substantially the same terms as in the Offer, subject to the applicable U.S. laws.

AMX Shares: The shares being offered by AMX in exchange for the TELECOM Shares, in lieu of the purchase price in cash, in connection with the Offer, consist of Series L limited-voting shares of the capital stock AMX. See sections 15 and 16 of this Offering Memorandum.

UNDERWRITER

Inversora Bursátil, S.A. de C.V., Casa de Bolsa

Grupo Financiero Inbursa

TELINT’s shares are registered with the RNV and are listed for trading on the BMV.

AMX’s Series L shares, which are not included in the Offer but may be subscribed in accordance with this Offering Memorandum, are registered with the RNV and are listed for trading on the BMV.

Registration with the RNV does not imply any certification as to the quality of the securities, the solvency of the issuer, or the accuracy or truthfulness of the information contained in this Offering Memorandum, nor does it validate any act carried out in violation of the law.

Mexico City, [—], 2010.	CNBV Aut. No. [—], dated [—], 2010.

This Offering Memorandum is available for consultation at the web addresses of the BMV and AMX, www.bmv.com.mx and www.americamovil.com, respectively.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

i

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Notice to Investors

No intermediary, person authorized to engage in transactions with the public, or any other person, has been authorized to provide information or make any representation not contained in this Offering Memorandum. Accordingly, any information or representation not contained herein must be construed as not authorized by AMX and/or the Underwriter.

The Offer contains forward-looking statements. Such statements are contained throughout this Offering Memorandum and include statements with respect to the current intentions, considerations or expectations of AMX and its management, including statements with respect to its strategy following the consummation of the Offer and its plans with respect to the acquisition of all of the shares of stock of TELINT. Such forward-looking statements involve risks and uncertainties that could materially affect us and cause our actual results to significantly differ from those described in our forward-looking statements as a result of various factors. Such factors include, without limitation, the condition of the economy, the political situation, the rates of inflation, the exchange rates, and any change in the existing laws and governmental policies of Mexico and other relevant markets. In this Offering Memorandum, such forward-looking statements may be identified in some instances by the use of words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” and other similar expressions, but they are not the only way used to identify such statements.

Forward-looking statements are based on the facts known as of the date on which they are made, and AMX and/or the Issuer do not undertake any obligation to update such statements in light of new information or future developments, other than the obligation to disclose the occurrence of any relevant event. Neither AMX nor the Issuer can guarantee that the Offer will be consummated in the terms described in this Offering Memorandum or at all. Similarly, no guarantee can be given as to the results, levels of activity, performance or future success of AMX, TELINT and/or their respective subsidiaries and affiliates.

You will not be subject to any brokerage fees and/or commissions whatsoever as a result of your participation in the Offer, other than for any commission payable under any arrangement between you and your Custodian. We advise you to consult in advance with your Custodian as to the applicability of any commission and/or charge by reason of any transaction and/or service performed by your Custodian in connection with the acceptance of the Offer.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

GLOSSARY OF DEFINED TERMS

Unless otherwise defined in the cover page of this Offering Memorandum or as the context may otherwise require, the following terms shall have the following meanings, which shall be applicable to both the singular and plural forms thereof:

Term	Definition

“Acceptance Letter”	The document to be completed and delivered to the Underwriter by each Custodian, containing such Custodian’s express consent to participate in the Offer in the name and on behalf of its clients, substantially in the form of Exhibit 26(c) hereto.

“Adverse Governmental Action”	The issuance, enactment, promulgation or execution by any public authority of any law, rule, provision, norm, decree, resolution or order (a) preventing or prohibiting the conduction and/or consummation of the Offer, (b) which may have a material adverse effect on the terms and/or conditions of the Offer, (c) imposing material restrictions on the ability of AMX (or any of its affiliates) to successfully acquire, preserve or exercise in full its ownership rights in respect of the TELINT Shares purchased thereby in connection with the Offer, including, without limitation, the voting rights pertaining to the TELINT Shares, (d) prohibiting, restricting, rendering or seeking to render unlawful any payment in exchange for or the purchase of the TELINT Shares, or the concurrent subscription of the Series L shares of stock of AMX in the terms contemplated by the Offer, or imposing material liabilities for any damages and/or losses as a result thereof, (e) restricting or limiting TELINT’s business operations, (f) imposing or seeking to impose any material condition for the Offer in addition to those set forth in this Offering Memorandum, or giving rise to the commencement of any action, proceeding, claim or complaint seeking to achieve any of the above, or (g) limiting the participation of any shareholder in the Offer.

“AMX Shares”	All or any of the up to [2,638,509,332] Series L limited-voting shares, no par value, issued in registered form, representing approximately [8.2]% ([eight point two] percent) of the outstanding capital of AMX as of the date hereof, to be subscribed by the participants in the Offer; provided, that the AMX Shares are not and shall not be deemed to be included in the Offer but shall be deemed to constitute an integral element of the Offer.

“AMX’s Additional Reports”

(i)      The additional report containing AMX’s selected financial information and discussion and analysis of its financial condition, results of operations and prospects, together with AMX’s audited consolidated financial statements as of and for the year ended December 31, 2009, prepared in accordance with Mexican financial reporting principles, released by AMX through the BMV on March 22, 2010, which report is available for inspection at AMX’s Internet page, www.americamovil.com. For ease of reference, a copy of such report is attached hereto as Exhibit 25(f); and

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(ii)     The additional report containing AMX’s selected financial information and discussion and analysis of its financial condition, results of operations and prospects, together with AMX’s audited consolidated financial statements as of and for the year ended December 31, 2009, prepared in accordance with Mexican financial reporting principles, released by AMX through the BMV on April 2, 2010, which report is available for inspection at AMX’s Internet page, www.americamovil.com. For ease of reference, a copy of such report is attached hereto as Exhibit 25(g).

“AMX’s Annual Report”	AMX’s annual report for the year ended December 31, 2008, as filed with the CNBV and the BMV on June 30, 2009, in accordance with the General Rules.

“AMX’s Quarterly Report”	AMX’s report for the fourth quarter of 2009, as filed with the CNBV and the BMV on February 2, 2010, in accordance with the General Rules.

“Commencement Date”	April [—], 2010.

“Custodian”	Any brokerage firm, credit institution or other depositary institution authorized to maintain direct deposits with Indeval, entrusted with the safe-keeping and custody of securities in the name and on behalf of the recipients of the Offer.

“Expiration Date”	May [—], 2010, unless extended upon exercise of the rights described in Section 5(k)(iii) of this Offering Memorandum.

“General Rules”	The General Provisions Applicable to Issuers and Other Participants in the Securities Market, issued by the CNBV and published in Mexico’s Official Gazette on March 19, 2003 (as amended by any subsequent publication therein.)

“Global Account”	Account No. 2501, maintained by the Underwriter with Indeval.

“Mexico”	The United Mexican States.

“Offer”	The purchase and subscription offer described in this Offering Memorandum.

“Offering Period”	The 20 (twenty) business-day period beginning on the Commencement Date, unless extended upon exercise of the rights described in Section 5(k)(iii) of this Offering Memorandum.

“Offering Memorandum”	This information statement and offering memorandum for the purchase and subscription offer described herein, which constitutes one and the same document.

“Other Reports”	(i) The Recent Developments Report containing TELINT’s audited consolidated financial statements as of and for the year ended December 31, 2009, released by TELINT through the BMV on March 24, 2010, which report is available for inspection at TELINT’s Internet page, www.telmexinternacional.com. For ease of reference, a copy of such report is attached hereto as Exhibit 26(h); and

v

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(ii)     The Recent Developments Report containing Telmex’s audited consolidated financial statements as of and for the year ended December 31, 2009, released by Telmex on March 23, 2010, which report is available for inspection at Telmex’s Internet page, www.telmex.com. For ease of reference, a copy of such report is attached hereto as Exhibit 26(i).

“Pesos” or “Ps.”	Pesos, legal tender of Mexico.

“Registration Date”	May [—], 2010.

“SEC”	The U.S. Securities and Exchange Commission.

“Settlement Date”	May [—], 2010.

“Slim Family”	Mr. Carlos Slim Helú and his immediate family members.

“TELECOM Shares”	All or any of the approximately [3,481,765,200] Series A-1 full-voting shares, no par value, issued in registered form, representing 100% (one hundred percent) of the outstanding capital stock of TELECOM as of the date hereof, which are the subject matter of the TELECOM Offer.

“TELINT Shares”	All or any of the [18,011,851,560] shares representing 100% (one hundred percent) of the outstanding capital stock of TELINT as of the date hereof.

“TELINT’s Annual Report	TELINT’s annual report for the year ended December 31, 2008, as filed with the CNBV and the BMV on June 30, 2009, in accordance with the General Rules.

“TELINT’s Quarterly Report”	TELINT’s report for the fourth quarter of 2009, as filed with the CNBV and the BMV on February 18, 2010, in accordance with the General Rules, as resubmitted on February 19, 2010.

“TELMEX”	Teléfonos de México, S.A.B. de C.V.

“U.S. Offer”	The tender offer to purchase in the United States a number of TELINT Shares identical to the number of Series A and Series L shares of TELINT that are the subject matter of the TELINT Offer, including any securities representing such shares, in substantially the same terms and conditions as in the Offer, subject to the applicable U.S. laws.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

1. FREQUENT Q&A

Included below are the answers to some of the more frequent questions that a holder of TELINT Shares may have in connection with the Offer. We advise you to carefully read this Offering Memorandum in its entirety given that the information contained in this section is not complete and there may be additional material information in other sections of this Offering Memorandum.

A. Why is AMX conducting the Offer?

AMX is conducting the Offer to acquire, directly or indirectly, substantially all of the issued and outstanding shares of stock of TELINT, so as to combine the wireless telecommunication services it provides throughout Latin America, with voice, data, video, Internet access and other telecommunication services in Brazil, Colombia and certain other Latin American countries. Such business combination will enable AMX to provide more universally integrated services to its customers. AMX expects that the combined entity will enjoy of a strengthened position towards the major suppliers and will strengthen its research and development capabilities in the telecommunications and information industries. For additional information concerning AMX’s plans and objectives, see Section 11 of this Offering Memorandum.

B. Is AMX conducting any other offer in respect of the TELINT shares, other than this Offer?

Yes. In addition to the Offer, AMX is conducting a separate offer for the TELINT shares in the United States. The Offer and the U.S. Offer are subject to substantially similar terms and conditions.

Also, in addition to the Offer and the U.S. Offer, AMX is conducting the TELECOM Offer. TELECOM is TELINT’s principal shareholder. TELECOM is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose sole purpose is that of a holding company. As of March 31, 2010, TELECOM owned approximately [71.6]% of the voting shares of stock of TELINT (which consisted of Series A and Series AA shares), and [60.7]% of the outstanding capital stock of TELINT.

C. Who is offering to purchase my securities?

América Móvil, S.A.B. de C.V., a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal offices are located at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México, Distrito Federal, Mexico. AMX’s telephone number at such location is +(5255) 2581-4719. For additional information regarding AMX, see Section 3 of this Offering Memorandum.

D. What are the Series and number of shares included in the Offer?

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of stock of TELINT, concurrent with the subscription by TELINT’s shareholders of up to 2,638,509,332 Series L shares of stock of AMX, which are not included in the Offer, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, for a Purchase Price of Ps.11.66 in cash.

E. Why is the Offer a concurrent offer?

AMX is offering to purchase from TELINT’s shareholders up to all of the outstanding shares of stock of TELINT, in exchange for the concurrent subscription of Series L AMX, which are not included and shall not be deemed to be included in the Offer, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, Ps.11.66 in cash.

1

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

F. Can I sell my TELINT Shares as part of the Offer, without purchasing any AMX Shares?

Yes. Any holder of TELINT Shares participating in the Offer shall have the right to (i) subscribe Series L AMX Shares based upon an exchange ratio of 0.373 Series L AMX Shares for each TELINT Share tendered by them, or (ii) receive the Purchase Price in cash.

G. Who is eligible to participate in the Offer?

Any individual and/or entity holding any TELINT Shares, subject to the procedure described in this Offering Memorandum; provided, that in order to participate in the Offer, the holders of the Series AA TELINT Shares will be required to first convert such Series AA shares into Series L shares of TELINT, unless on the Expiration Date the BMV shall allow for the trading and exchange of shares at the reference price determined for purposes of the Offer. For additional information, see Section 5(k) of this Offering Memorandum.

H. How much am I being offered for my securities and what are the applicable payment terms?

AMX is offering to purchase from TELINT’s shareholders up to all of the outstanding shares of stock of TELINT, in exchange for the concurrent subscription of Series L AMX, based upon an exchange ratio of 0.373 AMX Shares for each TELINT Share or, at the election of such shareholders, Ps.11.66 in cash.

For purposes of the above, AMX intends to use the Series L shares currently held by it as treasury shares, or its available cash resources, as the case may be. For additional information on AMX’s capital and other resources, see Section 12 of this Offering Memorandum.

I. Will I be subject to any brokerage fees?

You will not be subject to any brokerage fees and/or commissions whatsoever as a result of your participation in the Offer, other than for any commission payable under any arrangement between you and your Custodian. We advise you to consult in advance with your Custodian as to the applicability of any commission and/or charge by reason of any transaction and/or service performed by your Custodian in connection with the acceptance of the Offer.

J. Does AMX have sufficient resources to pay for all the costs associated with the Offer?

AMX intends to use certain AMX Shares held thereby as treasury shares, to consummate the Offer. In addition, AMX intends to use its cash on hand and may draw from various credit facilities established for its benefit prior to the commencement of the offers. AMX has not made a final decision as to whether to arrange for an additional line of credit, issue securities or resort to other types of financing in connection with the Offer. Notwithstanding the above, the availability of such lines of credit or financings is not a prerequisite for the consummation of the Offer, including if all participants in the Offer elect the cash option. The consummation of the Offer is not contingent upon AMX’s ability to obtain any third-party financing. For additional information regarding the source and amount of AMX’s resources, see Section 12 of this Offering Memorandum.

K. Is AMX’s financial condition relevant to my decision to participate in the Offer?

Yes. If you decide to participate in the Offer, you will receive Series L shares of AMX and, accordingly, you must assess and/or take into consideration AMX’s financial condition before making any decision to become a shareholder of AMX. To assess AMX’s financial condition, we encourage you to carefully review all the documents included or incorporated by reference in this Offering Memorandum, which contain detailed information on AMX’s business, financial condition and other matters.

2

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

L. Has AMX obtained all the requisite approvals to conduct the Offer?

Yes. The Offer was approved by the CNBV on [—], 2010. In addition, on February 11, 2010, the Federal Competition Commission issued a favorable resolution in connection therewith. In addition, the Offer was approved by AMX’s shareholders meeting on March 17, 2010. For additional information on the conditions applicable to the Offer, see Section 8 of this Offering Memorandum.

M. What is AMX’s interest in TELINT?

As of the date of this Offering Memorandum, AMX does not have any equity interest in TELINT. AMX and the Issuer are engaged in the related party transactions described in Section 4 of this Offering Memorandum.

N. How much time do I have to decide whether or not to participate in the Offer?

You will have from April [—], 2010, or the Commencement Date, through 4:00 p.m. on May [—], 2010, or the Expiration Date; provided, that such period may be extended pursuant to Section 5(n) of this Offering Memorandum.

O. What is the deadline for the surrender of my TELINT Shares?

The TELINT Shares can be surrendered at any time prior to the Expiration Date. If such shares are held through a Custodian, the Custodian will be required to execute an Acceptance Letter prior to the Expiration Date.

P. Can the Offer be extended and, if so, under what circumstances?

Pursuant to the applicable laws, the offering period is subject to extension on one or more occasions at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of the CNBV pursuant to the last paragraph of Article 101 of the LMV. Any shareholder who may have accepted the Offer and tendered his/shares will be entitled to withdraw such acceptance if the Offer is extended for any reason beyond 4:00 p.m., Mexico City time, of the last day of any such extension. All extensions will be announced through the BMV’s EMISNET system and through publication in a national newspaper.

Q. How will I be notified of any extension?

AMX will give notice of any extension of the Offering Period to the Underwriter and will disclose such extension to the public through EMISNET and through publication in a national newspaper, not later than by 9:00 a.m., Mexico City time, on the business immediately succeeding the Expiration Date.

R. Is AMX paying any premium above market price?

No. The exchange ratio was determined based upon the closing price of the AMX Shares, the TELMEX Shares and the TELINT Shares during the 10 (ten) day trading period immediately preceding the announcement of the Offer by AMX’s Board of Directors, which period ended January 12, 2010, taking into consideration, also, TELECOM’s net debt. For additional information, see Section 5(e) of this Offering Memorandum. In addition, the payment of any controlling premium would be in violation of the applicable Mexican laws as currently in effect, and the price/net income ratio represented by the Purchase Price for the TELINT Shares is higher than the price/net income of the AMX Shares. AMX represents that it will not make any payment other than the consideration described in this Offering Memorandum, and that it has not undertaken any commitment or affirmative or negative covenant pursuant to Article 100 of the LMV, for the benefit of either the Issuer or the holders of the securities it intends to purchase in connection with the Offer.

3

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

S. Is there any agreement regarding the participation of TELINT’s former controlling shareholders in the Offer?

AMX did not enter into any arrangement or agreement with any other buyer or any shareholder or director of TELINT prior to the announcement of the Offer.

On March 19, 2010, TELECOM’s Board of Directors resolved that TELECOM will not participate in the purchase and subscription offer extended to TELINT’s shareholders by AMX. On the other hand, and as TELECOM announced on March 19, 2010, those members of TELECOM´s Board of Directors who are also TELECOM shareholders, revealed their decision, as well as their related parties’ decision, to participate in the TELECOM Offer.

Based upon Merrill Lynch’s opinion as independent expert advisor engaged by TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, TELINT’s Board of Directors determined that such financial ratio and Purchase Price are reasonable.

In addition, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they and their related parties intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. To the best of AMX’s knowledge, TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares.

For additional information regarding the opinion of TELINT’s Board of Directors, see Section 17 of this Offering Memorandum.

T. If I property tender my TELINT Shares within the Offering Period, will they all be accepted?

Yes.

U. Will the Offer be consummated if AMX acquires only a small portion of the TELINT Shares?

Yes. The Offer will be consummated regardless of the number of TELINT Shares acquired by AMX.

V. Who is the Underwriter, and what is the Indeval account number where my TELINT Shares must be deposited?

The Underwriter is Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Its account number at Indeval is 2501, which is referred to herein as the Global Account.

W. How can I participate in the Offer if my TELINT Shares are held through a Custodian?

You must instruct your Custodian, in writing within the Offering Period, to transfer your TELINT Shares to the Global Account not later than by 4:00 p.m., Mexico City time, on the Expiration Date. For additional information, see Section 5(j) of this Offering Memorandum.

4

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

X. What should I do if I wish to sell a portion but not all of my TELINT Shares in connection with the Offer?

If you wish to participate in the Offer with only a portion of your TELINT interest, you must inform your Custodian of the number of TELINT Shares to be transferred to the Global Account in accordance with the procedure described in Section 5(k) of this Offering Memorandum. You will remain the owner of any TELINT Shares not tendered in connection with the Offer.

Y. Can I withdraw any TELINT Shares previously tendered and, if so, until when?

Yes. Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to the Expiration Date, including as a result of any relevant change in the terms of the Offer. For additional information thereon, see Section 5(n) of this Offering Memorandum.

Z. How can I withdraw any TELINT Shares previously tendered?

To withdraw any TELINT Shares previously tendered, you will be required to give written notice of such withdrawal to your Custodian prior to 4:00 p.m., Mexico city time, on the Expiration Date.

AA. Is the consummation of the Offer subject to any condition?

Yes. The Offer is subject to various conditions, as described in Section 8 of this Offering Memorandum. Such conditions include, among others, the receipt of certain corporate and regulatory approvals, some of which have been heretofore obtained by AMX and/or TELINT. Among other things, the Offer is conditioned upon the successful acquisition by AMX of at least 51% (fifty one percent) of the shares of stock of TELECOM in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders. In addition, the TELECOM Offer is conditioned upon the absence of any legal or other restriction precluding TELINT’s shareholders’ ability to participate in the TELECOM Offer. In the event that the conditions set forth in this Offering Memorandum are not met and/or waived by AMX, the Offer shall have no legal effect whatsoever.

BB. Will TELINT remain a public company following the consummation of the Offer?

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

AMX cannot determine at this time whether the TELINT Shares will remain registered with the RNV and listed for trading on the BMV, as such determination is contingent upon, among other things, the outcome of the Offer. For additional information, see Section 18 of this Offering Memorandum.

5

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

CC. How has the market price of the TELINT Shares performed recently?

On January 12, 2010, the last full trading day prior to the public disclosure of AMX’s intent to conduct the Offer, the closing price of the TELINT Shares on the BMV was Ps.11.21 per Series A share and Ps.11.52 per Series L share

On January 12, 2010, the last full trading day prior to the public disclosure of AMX’s intent to conduct the Offer, the closing price of AMX’s Series L shares was Ps.31.80 per share. For additional information, see Section 7 of this Offering Memorandum.

DD. Who can I speak with if I have any question in connection with the Offer?

If you have any question in connection with the Offer, you may contact Mr. Gilberto Pérez Jiménez, at +(5255) 5625-4900, ext. 1547, or your Custodian.

EE. Who is the independent expert retained by TELINT’s Audit and Corporate Governance Committee?

In observance of sound corporate governance practices and to provide increased transparency and objectivity, TELINT’s Audit and Corporate Governance Committee resolved to retain Merrill Lynch as independent expert advisor engaged by TELINT’s Board of Directors, to issue an opinion with respect to the exchange ratio and the Purchase Price proposed in connection with the Offer from a financial perspective, as required by Mexican law. A copy of such opinion is attached to this Offering Memorandum as Exhibit 26(b). Recipients of this Offering Memorandum are advised to review Exhibit 26(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

In addition, AMX’s Audit and Corporate Governance Committee resolved to retain Credit Suisse as independent expert advisor engaged by AMX’s Board of Directors (for purposes of, and in accordance with, Mexican law), as described further in Section 9 of this Offering Memorandum.

FF. Has TELINT’s Board of Directors issued any opinion in connection with the Offer?

As disclosed by TELINT on March 19, 2010, based upon Merrill Lynch’s opinion as independent expert advisor to TELINT’s Board of Directors, and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, TELINT’s Board of Directors determined that such financial ratio is reasonable from a financial perspective.

In addition, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they and their related parties intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. To the best of AMX’s knowledge, TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares. For additional information, see Section 17 of this Offering Memorandum.

GG. What will I receive in exchange for my TELINT Shares?

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of stock of TELINT, in exchange for (i) the concurrent subscription, with the proceeds of such transaction, of 0.373 Series L shares of AMX for each TELINT share, or (ii) Ps.11.66 in cash for each TELINT Share.

6

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

HH. Should I participate in the Offer, or would I be better off holding on to my TELINT Shares?

Each investor must make his/her own decision as to how to his/her TELINT Shares in light of his/her particular situation and publicly available information.

II. Will AMX create a trust to subsequently purchase any TELINT Shares not acquired in connection with the Offer?

The creation of the Trust (as such term is defined in this Offering Memorandum) referred to in Article 108(I)(c) of the LMV and Section 18 of this Offering Memorandum, and the transfer thereto of a number of Series L shares of AMX sufficient to exchange any TELINT Shares not purchased by AMX in connection with the Offer, is contingent upon, among other things, the outcome of the Offer. Accordingly, AMX cannot guarantee that such a trust will be established. For additional information, see sections 17 and 19 of this Offering Memorandum.

JJ. If a trust is established, would the exchange ratio remain the same as in the Offer?

Yes. If the Trust is established, AMX will transfer thereto a number of Series L shares sufficient to acquire the TELINT shares, based upon the same exchange ratio used in connection with the Offer, which is 0.373 Series L shares of AMX or Ps.11.66 for each TELINT share.

KK. What consequences will I suffer if I forget or decide not to participate in the Offer, or if my Custodian does not transfer my TELINT Shares to the Global Account prior to the Expiration Date?

You will retain your TELINT Shares. The market for the TELINT Shares not tendered in connection with the Offer may be less liquid than the market for such shares prior to the Offer, and the market value of such shares could be significantly lower than their value prior to the Expiration Date, particularly if the TELECOM Shares are effectively cancelled with the RNV and delisted from the BMV.

LL. What are the tax implications of the sale of my TELINT Shares in connection with the Offer?

The sale of the TELINT shares to AMX and the concurrent subscription of the Series L shares of stock of AMX, are subject to the provisions contained in Articles 60, 109(XXVI) and 190 of Mexico’s Income Tax Law and other applicable tax laws. The summary tax considerations included in this Offering Memorandum does not purport to contain a complete or detailed description of the Mexican tax provisions applicable to TELINT’s shareholders. In addition, such summary may not be applicable to certain shareholders in light of their particular circumstances. For additional information, see Section 20 of this Offering Memorandum.

TELINT’s shareholders are advised to consult with their own independent tax experts as to the tax consequences associated with their participation in the Offer, including those arising as a result of their particular circumstances.

7

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

2. NAME AND ADDRESS OF AMX AND THE ISSUER

AMX’s legal name is América Móvil, S.A.B. de C.V., a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, whose principal offices are located at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320 México, D.F., Mexico. AMX’s telephone number at such location is +(5255) 2581-4719.

As a publicly traded corporation whose shares are registered with the RNV, AMX’s information is available for consultation by the public through the BMV, at www.bmv.com.mx, as well as through AMX’s own Internet page, www.americamovil.com. AMX’s trading symbol on the BMV is “AMX”.

In addition, as an issuer whose securities are registered with the SEC, since November 2002 AMX has electronically filed information that is available for consultation by the public at the SEC’s Internet page, www.sec.gov.

For additional information concerning AMX, see AMX’s Annual Report, AMX’s Quarterly Report and AMX’s Additional Reports, which are available for consultation at the Internet pages of AMX and the BMV, and the Other Reports, which contain the audited consolidated financial statements of TELINT and Telmex as of and for the year ended December 31, 2009, together with any recent developments and a detailed analysis and discussion of their respective financial condition, pending their annual reports for 2009.

The legal name of the Issuer is Telmex Internacional, S.A.B. de C.V. According to TELINT’s Annual Report, the Issuer was organized on December 26, 2007, as a result of a spin-off through which TELMEX divested itself of its Latin American and yellow-page businesses.

According to TELINT’s Annual Report, the Issuer is a Mexican holding company whose operating subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, are engaged in the provision of a vast array of telecommunications services, including voice, data and video transmission, pay cable and satellite TV, Internet access and integrated telecommunications solutions, as well as print and Internet-based yellow-page directory services in Mexico, the United States, Argentina and Peru.

TELINT is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.

According to TELINT’s Annual Report, as of December 31, 2008, TELINT’s capital structure was as follows:

Series	Number of Shares Outstanding	% of Capital Stock	% of Voting Capital(1)
Series L shares, no par value(2)	9,792,737,747	53.44	0
Series AA shares, no par value	8,114,596,082	44.29	95.13
Series A shares, no par value(3)	415,705,231	2.27	4.87
Total	18,323,039,060	100.00%	100.00%

(1)	Except for certain limited matters on which the Series L shares are entitled to vote.
(2)	Excludes 13,874,413,114 Series L shares currently held by TELINT as treasury shares.
(3)	Excludes 34,551,690 Series A shares currently held by TELINT as treasury shares.

According to TELINT’s recent developments report and audited consolidated financial statements as of December 31, 2009, disclosed by TELINT through its Internet page, www.telmexinternacional.com, and with the reports filed with the BMV on March 23, 2010, as of December 31, 2009, TELINT’s capital stock consisted of 18,015 million fully-paid shares (18,323 million shares in 2008), no par value, representing the fixed portion of such capital stock, including (i) 8,115 million Series AA shares, (ii) 394 million Series A shares (415 in 2008), and (iii) 9,506 million Series L limited-voting shares (9,793 in 2008). See also the Other Reports.

8

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

According to TELINT’s Annual Report, TELINT’s capital is represented by Series A shares, Series AA shares, and Series L shares, no par value. All such shares are fully subscribed and paid-in. The Series AA and Series A shares are full-voting shares. Holders of the Series L shares are entitled to vote only with respect to certain limited matters. All series of shares carry identical rights except for the ownership restrictions imposed by the Series AA shares, which cannot be held by non-Mexican nationals. The Series AA must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, and in accordance with TELINT’s bylaws may only be acquired by Mexican investors.

According to TELINT’s Annual Report, each Series AA and Series A share can be converted into a Series L share at the election of its holder, so long as the Series AA shares represent not less than 20% of the outstanding shares of stock or 51% of the aggregate number of Series AA and Series A shares. As of December 31, 2008, the Series AA shares represented 44.29% of the outstanding shares of stock and 95.13% of the aggregate number of Series AA and Series A shares.

In addition, according to TELINT’s Annual Report, TELINT has American Depositary Shares (ADSs) outstanding. Each ADS represents 20 Series A or 20 Series L shares and are listed for trading on NASDAQ and the NYSE, respectively. TELINT’s Series L shares are also listed for trading on Spain’s Exchange for Latin American Securities (Mercado de Valores Latinoamericanos, or LATIBEX), whose operating currency is the euro.

TELINT’s principal offices are located at Insurgentes Sur 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., Mexico. TELINT’s telephone number at such location is +(5255) 5223-3200.

For additional information concerning the Issuer, see TELECOM’s Annual Report and TELECOM’s Quarterly Report. Such reports are available for consultation through the BMV at www.bmv.com.mx, and through TELINT’s own Internet page, www.telmexinternacional.com. TELINT’s trading symbol on the BMV is “TELINT.”

Please refer to TELINT’s recent developments report and audited consolidated financial statements as of December 31, 2009, disclosed by TELINT through its Internet page, www.telmexinternacional.com, as filed with the BMV on March 23, 2010. For ease of reference, a copy of such report is attached hereto as Exhibit 26(h).

9

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

3. INFORMATION CONCERNING AMX

AMX is the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2009, AMX had 201 million wireless subscribers in 18 countries, compared to 182.7 million at year-end 2008. Because AMX’s focus is on Latin America and the Caribbean, a substantial majority of its wireless subscribers are prepaid customers. In addition, as of December 31, 2008, AMX had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making it the largest fixed-line operator in those regions based on the number of subscribers.

AMX’s principal operations are:

•

Mexico. Through Telcel, AMX provides mobile telecommunications service in all nine regions in Mexico. As of December 31, 2009, AMX had 59.2 million subscribers in Mexico. AMX is the largest provider of mobile telecommunications services in Mexico

•

Brazil. AMX operates in Brazil through its subsidiaries, Claro S.A. and Americel S.A., under the unified brand name “Claro.” With approximately 44.4 million subscribers as of December 31, 2009, AMX is one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. AMX’s network covers the main cities in Brazil, including São Paulo and Rio de Janeiro.

•	Southern Cone. AMX provides wireless services in Argentina, Paraguay, Uruguay and Chile, under the “Claro” brand. As of December 31, 2009, AMX 21.8 million subscribers in the Southern Cone.

•

Colombia and Panama. Through Comcel, AMX provides wireless services in Colombia. As of December 31, 2009, AMX had 27.7 million wireless subscribers in Colombia and Panama, and was the largest wireless provider in Colombia. In March 2009, AMX began offering wireless services in Panama.

•	Andean Region. AMX provides wireless services in Peru under the “Claro” brand and in Ecuador under the “Porta” brand. As of December 31, 2009, AMX had 17.8 million subscribers in the Andean region.

•

Central America. AMX provides fixed-line and wireless services in Guatemala, El Salvador, Honduras and Nicaragua, under the “Claro” brand. As of December 31, 2009, AMX’s Central American subsidiaries had 9.7 million wireless subscribers, over 2.3 million fixed-line subscribers, and 0.3 million broadband subscribers in Central America.

•

United States. TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. TracFone had approximately 14.4 million subscribers as of December 31, 2009.

•

Caribbean. Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest provider of telecommunication services in the Dominican Republic. Codetel provides fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. Codetel had over 4.8 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2009. Through its subsidiaries, Telecomunicaciones de Puerto Rico, Inc. is the largest telecommunications service provider in Puerto Rico, with approximately 0.8 million fixed-line subscribers, 0.8 million wireless subscribers and 0.2 million broadband subscribers as of December 31, 2009. Telecomunicaciones de Puerto Rico, Inc. provides fixed-line and broadband services under the “PRT” brand and wireless services under the “Claro” brand. Oceanic Digital Jamaica Limited provides wireless and value added services in Jamaica. As of December 31, 2009, Oceanic Digital Jamaica Limited had 0.4 million wireless subscribers.

10

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

For additional information concerning AMX, see AMX’s Annual Report and the reports and other information released by AMX pursuant to Articles 104, 105 and 106 of the LMV and Article 33 and other related provisions of the General Rules, including AMX’s Quarterly Report, all of which are available for consultation through the Mexican Stock Exchange at www.bmv.com.mx, and through AMX at www.americamovil.com.

See also AMX’s Additional Reports, which are available for consultation at www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 26(f) and 26(g).

11

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

4. RELATIONSHIP BETWEEN AMX AND THE ISSUER

AMX was organized in September 2000, as a result of a spin-off of TELMEX.

According to TELINT’s Annual Report, the Issuer was also organized as a result of a spin-off of TELMEX on December 26, 2007.

In the normal course of business, AMX enters into a number of contractual relationships with TELMEX, TELINT and their respective subsidiaries, including some foreign subsidiaries.

According to the beneficial ownership reports filed with the SEC, TELINT and AMX may for certain purposes be deemed to have certain common directors.

According to TELINT’s Annual Report, through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, TELINT provides a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

For additional information regarding TELINT’s services, see Section 4 of TELINT’s Annual Report. For additional information regarding AMX’s business and principal shareholders, see sections 4 and 7 of AMX’s Annual Report, respectively.

Given that AMX and TELINT provide telecommunication services in some of the same regions, they maintain close business relations with each other. These relations include network interconnections, facility sharing arrangements, private circuit usage, the provision of long-distance services to AMX’s subscribers, and the provision of various services to AMX. These relations are governed by a vast number and array of contracts, the most important of which relate to AMX’s operating subsidiaries in Brazil and EMBRATEL (a TELINT subsidiary engaged in the provision of fixed-line telephony services). Many of these contracts are also subject to telecommunications industry-specific laws. The terms of these contracts are similar to those governing each such company’s relations with unrelated third parties. All these relations are of material significance to AMX’s financial performance.

For additional information concerning AMX’s and TELINT’s operations, see Section 7—Principal Shareholders and Related Party Transactions, of AMX’s Annual Report.

As of the date hereof, AMX does not have any equity interest in TELINT.

Mr. Rayford Wilkins, Jr. serves as a director for both of AMX and TELINT.

AMX and TELINT have not entered into any agreement or arrangement in connection with the Offer. However, on January 13, 2010, AMX informed TELINT’s Board of Directors of its decision to commence the procedure towards the completion of the Offer and requested TELINT’s authorization in connection therewith pursuant to Article Twelve of TELINT’s bylaws.

In addition, on January 14, 2010, the secretary of TELINT’s Board of Directors informed AMX that all of TELINT’s directors had acknowledge receipt of AMX’s notice of its decision to commence the procedure towards the completion of the Offer and had resolved to authorize the Offer in accordance with Article Twelve of TELINT’s bylaws. For additional information regarding the actions taken in anticipation of the Offer, see Section 9 of this Offering Memorandum.

For additional information regarding TELECOM and TELMEX, see Exhibits 26(h) and 26(i) of this Offering Memorandum.

12

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

5. THE OFFER

a. Summary

The Purchase Offer

Buyer:	América Móvil, S.A.B. de C.V.

Shares to be purchased:	Up to [18,011,851,560] shares, representing 100% (one hundred percent) of TELINT’s capital stock as of the date hereof, which are the subject matter of the Offer.

% of the capital stock:	Up to 100% (one hundred percent) of the shares of stock of TELINT; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then an affiliate or subsidiary of AMX will purchase one (1) TELINT Share. The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately [8.2]% ([eight point two] percent) of the [32,194,530,456] shares outstanding as of the date hereof.

Exchange ratio:	0.373 AMX Shares for each TELINT Share.

Purchase price:	Ps.11.66 per TELINT Share.

Trading symbol:	TELINT.

Offering Period:	April [—], 2010, through May [—], 2010.

The Subscription Offer

Issuer:	América Móvil, S.A.B. de C.V.

Shares to be subscribed:	Up to 2,638,509,332 Series L shares of stock of AMX, based upon an exchange ratio of 0.373 Series L shares of AMX for each TELINT Share, excluding the shares held directly and indirectly by TELECOM.

% of the capital stock:	The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately [8.2]% ([eight point two] percent).

Subscription factor:	0.373 AMX Shares for each TELINT Share.

Aggregate amount:	Depending on the number of shares acquired, subject to a maximum of 2,638,509,332 AMX Shares, based upon an exchange ratio of 0.373 Series L shares of AMX, or approximately Ps.82.5 billion.

Offering Period:	April [—], 2010, through May [—], 2010.

Trading symbol:	AMX.

Prospective buyers:	Mexican and non-Mexican individuals or entities.

13

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

b. Number and Characteristics of the Shares to be Purchased

Up to 100% (one hundred percent) of the shares of stock of TELINT.

c. Percentage of the Issuer’s Capital Represented by the Shares Included in the Offer

Up to 100% (one hundred percent) of the outstanding shares of stock of TELINT. As of the date hereof, TELINT’s capital was represented by [18,011,851,560] shares.

The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately [8.2]% ([eight point two] percent) of the shares outstanding as of the date hereof.

d. Number of Shares and Over-allotment Options

Up to 100% (one hundred percent) of TELINT’s outstanding capital, which as of the date hereof is represented by [18,011,851,560] shares; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then a subsidiary of AMX will purchase one (1) TELINT Share. The percentage of AMX’s capital to be subscribed in connection with the Offer is approximately [8.2]% ([eight point two] percent) of the shares outstanding as of the date hereof. The Offer does not include an over-allotment option.

e. Purchase Price and Basis for the Determination Thereof

Basis for Determination

The purchase price was determined based upon market prices. AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of TELINT, provided that each TELINT shareholder may elect to receive (i) AMX Shares, or (ii) the Purchase Price in cash.

Those TELINT’s shareholders who may decide to participate in the offer may elect to receive (i) 0.373 AMX Shares in exchange for each TELINT Share, it being understood that the AMX Shares are not subject and shall not be deemed subject to the Offer but shall be deemed to constitute an integral element of the Offer, or (ii) the Purchase Price, or Ps.11.66 in cash per TELINT Share.

The financial terms for the Offer were determined based upon the average closing price of the AMX Shares, the Series L TELINT Shares and the Series L TELMEX Shares (the “TMX Shares”) during the 10 (ten) trading-day period immediately preceding AMX’s announcement of its intent to commence the procedure towards the completion of the Offer, which period ended January 12, 2010 (the “Valuation Period”). The price per share so determined is referred to herein the “Average Price for the Valuation Period.”

In particular, in the Offer (1) the price per share is equal to the Average Price for the Valuation Period of each Series L TELINT Share, and (2) the value of the shares to be subscribed is equal to the Average Price for the Valuation Period of each Series L TELINT Share, divided by the Average Price for the Valuation Period of each AMX Share.

The price of the TELECOM Shares for purposes of the TELECOM Offer was determined based upon the market value of TELECOM’s primary assets, which consist of the TMX Shares and the TELINT Shares, and its net debt, which as of December 31, 2009, amounted to approximately 22 billion Pesos.

The above was determined based upon market prices. AMX determined the exchange ratio in connection with the Offer based upon the average of the closing prices of the AMX Shares and the Series L TELINT Shares during the 10 trading-day period immediately preceding AMX’s announcement of its intent to conduct the Offers, which period ended January 12, 2010. The determination as of January 12, 2010, took into consideration the following:

•	Average price per TELINT Share/average price per AMX Share = exchange ratio

14

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•	Average price per TELINT Share = Purchase Price

•	Approximate prices as of January 12, 2010:

•	Average price per TELINT Share during the 10 trading day period preceding the announcement of the Offer = Ps.11.66

•	Average price per AMX Share = Ps.31.25800 during the previous 10-trading day period

•	Exchange ratio = 0.373

•	Purchase Price = Ps.11.66

Premium

There is no premium payable on either the purchase price of the TELINT Shares or the subscription price of the AMX Shares in connection with the Offer. Payment of any such premium would be in violation of the applicable Mexican laws. In addition, the price/net income ratio represented by the Purchase Price for the TELINT Shares is higher than the price/net income of the AMX Shares.

AMX represents under penalty of perjury that it will not make any payment other than the consideration described in this Offering Memorandum, and that it has not undertaken any commitment or affirmative or negative covenant pursuant to Article 100 of the LMV, for the benefit of either the Issuer or the holders of the securities it intends to purchase in connection with the Offer.

Cancellation of Registration

Subject to the satisfaction of the applicable legal requirements, AMX intends to cancel the registration of the TELINT Shares and the TELECOM Shares with the RNV. See Section 17 “Maintenance or Cancellation of the Registration.”

Pursuant to the procedure set forth to such effect in Article 108(I)(b) of the LMV, the reference price for purposes of the cancellation of the registration will be the highest of the weighted average price per share during the 30 trading-day period immediately preceding the Offer, and the book value per TELECOM Share or TELINT Share, as the case may be.

Although Mexican law does not permit price distinctions among the different series of stock of an issuer, AMX has only taken into consideration the price of the Series L shares of each of Telmex and TELINT, with the exclusion of any other series of stock thereof, because the Series L shares of each of Telmex and TELINT are the most liquid among all the series of stock thereof. In addition, TELINT’s Series AA shares are not publicly traded, and its Series A shares account for less than 2% of the aggregate number of shares outstanding, are traded infrequently, and have limited or no liquidity as with respect to its Series L shares. As a matter of fact, the BMV’s Price and Quotations Index includes only the Series L shares and not the shares of any other series of stock.

The exchange ratio for purposes of the Offer and the TELECOM Offer has been determined by AMX based upon the above methodology and not pursuant to Article 108(I)(b) of the LMV, considering:

•	The Public Interest: The basis for the determination of the exchange ratio in the Offer and the TELECOM Offer fully ensures the protection of the public’s interest;

15

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•	Liquidity Factors: the exchange ratio is justified by the fact that it takes into consideration the price of the more liquid Series L shares of each of Telmex and TELINT;

•	Corporate Approvals: The exchange ratio has been approved by the boards of directors of AMX, TELINT and TELECOM;

•

Confirmation: The Purchase Price of Ps.11.66 will be ratified by TELINT’s Board of Directors and Audit and Corporate Governance Committee, and by TELINT’s shareholders upon approval of the cancellation of the registration of the TELINT Shares subject to its authorization by the CNBV;

•

Improvement Over the Statutory Ratio: The exchange ratio, as determined by AMX taking into consideration the date of announcement of its intention to commence the Offer, is higher than the product obtained from the application of the methodology set forth in the LMV. The two benchmarks referred to in Article 108 of the LMV, i.e., the book value per share according to the financial statements published prior to the Offer, and the average trading price prior to the announcement of the Offer by AMX’s Board of Directors, are both lower than the exchange ratio;

•	Uncertainty: The commencement of the exclusion offer, as the case may be, is uncertain. See Section 17 of this Offering Memorandum, “Maintenance or Cancellation of the Registration”.

As described above, subject to the satisfaction of the applicable requirements AMX intends to cancel the registration of the TELINT Shares and the TELECOM Shares with the RNV. Such cancellation is subordinated to the primary purpose of the Offer and the TELECOM Offer, which is for AMX to acquire up to 100% (one hundred percent) of the outstanding shares of TELINT and TELECOM. In other words, in conducting the Offer and the TELINT Offer AMX does not primarily seek to obtain the cancellation of the registration of the TELECOM Shares and the TELINT Shares with the RNV, and such cancellation will be a consequence of the acquisition of the TELECOM Shares and the TELINT Shares by AMX and will be subject to the satisfaction of all applicable legal requirements and the receipt of all the requisite corporate approvals. By way of example, if the cancellation of the registration of the TELINT Shares is approved by the affirmative vote of the holders of 95% (ninety five percent) of the TELINT Shares but the purchase price payable in respect of the remaining TELINT Shares is less than 300,000 UDIs, TELINT would be required to establish a trust to purchase such shares in accordance with the applicable law.

f. Aggregate Amount of the Offer

It will depend upon the number of purchased shares and up to 2,638,509,332 Series “L” shares, representing AMX capital stock which are currently held as treasury shares, assuming TELECOM will no participate in the Offer, as it has announced, and the remaining TELINT shareholders elect to receive AMX ‘s Series “L” shares; and up to approximately Ps.82.5 billion, assuming TELECOM will no participate in the Offer, as it has announced, and the remaining TELINT shareholders elect to receive cash.

g. Recent Price/Book Value Multiples

2.19x the TELINT’s book value per share, or its majority stockholders’ equity as of December 31, 2009.

h. Recent Price/Net Income Multiples

23.07x the Issuer’s majority net income according to its income statement as of December 31, 2009.

i. Market Multiples

The offering price is equal to 1.02x the closing price of Ps.11.40 per TELINT Share on the BMV on January 13, 2010.

16

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

j. Offering Period

The Offering Period will be 20 (twenty) days beginning as of the Commencement Date, unless extended pursuant to Section 5(k)(iii) of this Offering Memorandum.

k. Exchange Procedure

(1)	Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian with an account at Indeval must, within the Offering Period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive the Purchase Price, for each TELINT share tendered by them. The Custodians will consolidate all the instructions received from their clients and deliver to Inbursa a duly completed Acceptance Letter identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date, in which business hours shall be from 9:00 a.m. to 4:00 pm., Mexico City time.

(2)	Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May [—], 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer.

(3)	Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May [—], 2010.

(4)	On May [—], 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, or (ii) the Purchase Price.

(5)	The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May [—], 2010. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto.

In order to participate in the Offer, the holders of the TELINT Series AA shares will be required to first convert such shares into TELINT Series L shares, unless on the Expiration Date the BMV shall allow for the trading and exchange of shares at the reference price determined for purposes of the Offer.

(i)	Transfer Period and Acceptance Letter Delivery Period

April [—], 2010, through 4:00 p.m. on May [— ], 2010.

17

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(ii)	Conditions for the Acceptance of the Shares

(1)	Any TELINT shareholder who may wish to participate in the Offer and who may be holding his/her TELECOM shares through a Custodian with an account at Indeval must, within the Offering Period give to such Custodian written notice of his/her decision to accept the Offer and instruct such Custodian to sell his/her TELINT shares and his/her election to either (i) allocate, concurrently, the proceeds of such sale to subscribe the Series L shares of AMX, or (ii) receive the Purchase Price, for each TELINT share tendered by them. The Custodians will consolidate all the instructions received from their clients and deliver to Inbursa a duly completed Acceptance Letter identifying the TELINT Shares being tendered by each of them, in the manner prescribed in the following paragraph. All Acceptance Letters must be duly completed, signed and delivered via courier, return receipt requested, to Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900 ext. 1547, fax +(5255) 5259-2167. Business hours for purposes of such delivery shall be from 9:00 a.m. to 2:00 p.m., and from 4:00 p.m. to 6:00 p.m., Mexico City time during all business days of the Offering Period, except for the Expiration Date of the Offer, in which business hours will be from 9:00 a.m. to 4:00 p.m., Mexico City time.

(2)	Custodians must transfer all relevant TELINT Shares to account No. 2501, maintained by Inbursa at Indeval, not later than by 4:00 p.m. (Mexico City time) on May [—], 2010. Any shares transferred or delivered to such account after such time shall be excluded from the Offer.

(3)	Any TELINT shareholder who may be holding his/her TELINT shares in the form of physical certificates must make arrangements with the Custodian of his/her choice for purposes of participating in the Offer, or surrender his/her duly endorsed stock certificates at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Att.: Mr. Gilberto Pérez Jiménez, during the hours set forth in the paragraph 1 above and not later than by 11:00 a.m. (Mexico City time) on May [—], 2010.

(4)	On May [—], 2010, Inbursa will transfer to each Custodian’s account at Indeval, (i) the number of AMX Series L shares issued in exchange for the TELINT shares received from or transferred by them as set forth hereinabove, or (ii) the Purchase Price.

(5)	The acceptance of the Offer as evidenced by the transfer of any TELINT shares to account No. 2501 at Indeval as described above, shall for all applicable purposes become irrevocable as of May [—], 2010 after 4:00 p.m., Mexico City time. As a result, no such shares may be withdrawn from such account subsequent to their transfer thereto.

(iii)	Extension of the Offering Period

Pursuant to the applicable laws, the offering period is subject to extension on one or more occasions at AMX’s sole discretion and/or in the event of any material change in the terms of the Offer; provided, that the period of any extension as a result of any such change shall be not less than five (5) business days. In addition, the Offer may be extended by resolution of the CNBV pursuant to the last paragraph of Article 101 of the LMV.

18

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(iv)	Acceptance, Proration and Over-allotment procedure

The acceptance procedure is described in the section hereof relating to the conditions for the acceptance of securities. Because the Offer is for 100% (one hundred percent) of TELINT’s shares, there are no prorrating or over-allotment procedures in place.

l. Settlement Date

The settlement will occur three (3) business days following the date of registration with the BMV; provided that, subject to the successful completion of both the Offer and the TELINT Offer, AMX intends to settle both transactions concurrently in Mexico and the United States.

m. Summary Resolutions of the Board of Directors of AMX in Connection with the Commencement of the Offer

On January 13, 2010, all members of the Board of Directors of AMX, with the exception of Messrs. Patrick Slim Domit and Daniel Hajj Aboumrad, who abstained from voting thereon but accepted the outcome of the voting proceedings, adopted, among others, the following resolutions:

“…It is hereby resolved to commence the procedures towards the potential completion of two voluntary, simultaneous and conditional public purchase and concurrent subscription offers, the first such offer for up to all of the shares of stock of Carso Global Telecom, S.A.B. de C.V., and the second such offer for up to all of the outstanding shares of stock of Telmex Internacional, S.A.B. de C.V. not presently held by Carso Global Telecom, S.A.B. de C.V., and to approve Mr. García Moreno’s proposal to retain a recognized investment banking institution as independent expert advisor for purposes of the issuance of an opinion as to the fairness of the proposed exchange ratio for the purchase and concurrent subscription of shares in connection with the aforementioned offers. The above, in order to provide the shareholders of the aforementioned entities with additional elements based upon which to make a decision with respect to such offers.

It is hereby acknowledged that the aforementioned public offers will be subject to various conditions customary for these types of transactions, and to certain special conditions given the nature of such transactions. Among other things, both offers will be conditioned upon the receipt of all the requisite governmental, corporate and third-party approvals, and to their concurrent closing and settlement. In addition, the voluntary purchase of the shares of stock of Telmex Internacional, S.A.B. de C.V. will be conditioned upon the successful acquisition of not less than 51% of the shares of stock of Carso Global Telecom, S.A.B. de C.V. The aforementioned transactions will be structured as efficiently as practicable, taking into consideration, among other things, various corporate, tax and regulatory considerations.

…It is hereby resolved to authorize the secretary of the Board of Directors to call one or more shareholders’ meetings to approve all the necessary procedures and amendments to the bylaws so as to implement the exchange and/or conversion of shares entailed by the offers described in the immediately preceding resolution, and to publish any and all necessary notices to such effect. The above, on the understanding that such shareholders meetings will consider, among other things, the confirmation of the transactions hereby approved, and any necessary amendments to the bylaws, including, among others, the amendment of the Company’s nationality clause.

…It is hereby resolved to authorize the Company, through its officers and/or legal representatives and/or the secretary of the Board of Directors, to give notice of its intent to purchase the aforementioned shares through a public purchase and concurrent subscription offer, in the terms set forth herein, to the shareholders and/or boards of directors of Carso Global Telecom, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., respectively.

19

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

…It is hereby resolved to authorize Messrs. Daniel Hajj Aboumrad, Carlos José García Moreno and Alejandro Cantú Jiménez, to exercise the authority heretofore granted to them by the Company, to execute all the agreements, contracts and other documents pertaining to the transactions hereby approved, and to carry out any such acts and give to any domestic and/or foreign authorities any such notices as they may deem necessary or appropriate for purposes of the transactions hereby approved. It is further resolved to authorize the Company, through its officers and/or legal representatives, to commence such procedures as they may deem necessary or appropriate for the consummation of the public purchase offers hereby approved, including, among other things, to prepare such information memorandums and other documents and information required pursuant to the Securities Market Law and the General Provisions Applicable to Issuers and Other Participants in the Securities Market.

…It is expressly resolved to ratify each and all acts heretofore carried out by the aforementioned legal representatives in connection with the matters approved pursuant to the preceding resolutions.

…It is expressly resolved that the Company will hold each of the principal and alternate members of its Board of Directors, its Chief Executive Officer, Secretary and Alternate Secretary, each of its executive officers, employees and legal representatives, and each of the delegates appointed pursuant to the foregoing resolutions, free and harmless from any claim by or liability to any person or authority as a result of the performance and enforcement of the resolutions contained hereinabove. The Company expressly assumes any and all liabilities arising as a result of any claim or action of any nature whatsoever, and to reimburse each such person for any and all of the expenses incurred thereby in connection therewith, including attorneys’ fees and other expenses.”

n. Withdrawal Rights

Any shareholder who may have accepted the Offer will have the right to withdraw his/her acceptance at any time prior to 4:00 p.m., Mexico City time on the Expiration Date (without being subject to any penalty), including as a result of any material change in the terms of the Offer or the existence of a competing offer (i) providing for the payment of a cash and/or in-kind consideration to the holders of the TELINT Shares, higher than the consideration contemplated by the Offer, and (ii) which is reasonably determined by TELINT’s Board of Directors, acting in good faith after due consideration of the terms and conditions thereof, to provide for better conditions than the Offer. To implement such withdrawal, the relevant Custodian shall give the Underwriter, prior to the Expiration Date, written notice of the exercise of the Withdrawal Right by such shareholder. The relevant acceptance will be deemed withdrawn upon receipt of such notice by the Underwriter. Notices of exercise of the Withdrawal Rights are not subject to revocation and, accordingly, the shares so withdrawn will not be included in the Offer.

Notwithstanding the above, any TELINT shares so withdrawn may be subsequently retendered in connection with the Offer at any time prior to the Expiration Date, subject to the satisfaction of the conditions set forth in Section 5(j) of this Offering Memorandum.

Any question as to the form and validity (including the time of receipt) of any withdrawal notice will be decided by AMX through the Underwriter, and such decision will be final and binding. AMX may waive any right, defect or irregularity in connection with the withdrawal of any acceptance by any TELINT shareholder, depending upon its significance.

There is no penalty for the transfer of any TELINT Shares in connection with a competing offer, or for the exercise of the Withdrawal Rights afforded to TELINT’s shareholders hereunder. Any TELINT shareholder may exercise his/her Withdrawal Right in the manner prescribed in this Offering Memorandum.

20

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

o. Subsequent Purchases

AMX may in its sole discretion elect to purchase additional TELINT Shares during the three (3) day period immediately following the Expiration Date, including from any TELINT shareholder who may have not tendered his/her TELINT Shares in connection with the Offer. Any such shareholder will not be entitled to withdraw any TELINT Shares tendered for their purchase by AMX. No additional purchase period will affect the Offering Period not the settlement or delivery of the TELINT Shares tendered in connection with the Offer.

21

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

6. UNDERWRITER

The Underwriter is Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa.

7. MARKET INFORMATION

The Issuer is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) whose shares are listed for trading on the BMV under the trading symbol “TELINT.” In addition, TELIN’s Series A and Series L ADSs are traded in the New York Stock Exchange (NYSE) under the trading symbols “TII.A” and “TII”, and its Series L shares are traded in the Mercado de Valores Latinoamericanos en Euros (“LATIBEX”) of Madrid, Spain.

On January 12, 2010, the date of announcement of the commencement of the procedure towards the completion of the Offer, the closing price of the TELINT Shares on the BMV was Ps.11.21 per Series A share and Ps.11.52 per Series L share.

The following table shows the high and low trading prices of the TELINT Shares during each quarter in 2008 and 2009:

	BMV*
	High		Low
	(Ps. per TELINT Series L Share)
Financial Quarter
2008:
1Q	Ps.		Ps.
2Q		9.14		8.39
3Q		8.07		6.19
4Q		8.14		5.48
2009:
1Q	Ps.	8.45	Ps.	5.19
2Q		8.73		6.74
3Q		9.77		7.82
4Q		11.96		8.52

(*)	TELINT shares were first listed in June 2008.

Source: Bloomberg.

	BMV*
	High		Low
	(Ps. per TELINT Series A Share)
Financial Quarter
2008:
1Q	Ps.		Ps.
2Q		9.21		8.00
3Q		8.60		6.40
4Q		7.80		6.00
2009:
1Q	Ps.	8.00	Ps.	5.26
2Q		8.25		6.25
3Q		9.60		7.75
4Q		11.85		8.70

(*)	TELINT shares were first listed in June 2008.

Source: Bloomberg.

22

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The following table shows the high and low trading prices of the TELINT ADSs in the NYSE during each quarter in 2008 and 2009:

	NYSE*
	High		Low
	(US$ per TELINT Series A ADS)
Financial Quarter
2008:
1Q	$		$
2Q		17.75		16.02
3Q		15.41		11.01
4Q		13.25		7.90
2009:
1Q		$12.27		$6.41
2Q		12.90		8.51
3Q		14.60		11.3
4Q		18.52		13.00

(*)	TELINT shares were first listed in June 2008.

Source: Bloomberg.

	NYSE*
	High		Low
	(US$ per TELINT Series L ADS)
Financial Quarter
2008:
1Q	$		$
2Q		17.68		16.1
3Q		15.37		11.21
4Q		13.41		7.78
2009:
1Q		$12.67		$6.68
2Q		13.04		9.68
3Q		14.71		12.53
4Q		8.83		12.9

(*)	TELINT’s ADS were first listed on the NYSE on June [10] 2008.

Source: Bloomberg.

AMX is a limited liability, variable capital public corporation (sociedad anónima bursátil de capital variable) whose shares are listed for trading on the BMV under the trading symbol “AMX.”

On January 13, 2010, the date of announcement of the commencement of the procedure towards the completion of the Offer, the closing price of the Series L AMX Shares on the BMV was Ps.31.79 per share.

23

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The following table shows the high and low trading prices of the Series L AMX Shares during each quarter in 2008 and 2009:

	BMV
	High		Low
Financial Quarter
2008:
1Q	Ps.	33.80	Ps.	26.23
2Q		34.52		26.46
3Q		26.82		23.07
4Q		25.13		16.03
2009:
1Q	Ps.	22.53	Ps.	18.02
2Q		25.36		19.20
3Q		30.65		24.55
4Q		31.47		28.66

Source: Bloomberg.

The market information derived from Bloomberg, contained in this Section, has not been reviewed by the CNBV.

24

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

8. CONDITIONS FOR THE OFFER

The Offer is conditioned upon the receipt of various corporate and legal approvals, consents and or implicit authorizations. As a result, the Offer is conditioned upon the satisfaction of the conditions described below, or the waiver of such conditions by AMX. AMX may in its sole discretion, at any time prior to the Expiration Date or, in the event of any condition consisting in the receipt and continuing validity and effect of any regulatory approval, the Settlement Date,

(1)	rescind and terminate the Offer, and immediately return to TELINT’s shareholders any TELINT Shares tendered thereby, without any consideration in exchange therefor, and/or

(2)	modify the terms and conditions of the Offer,

if AMX determines in good faith and in its sole discretion, for purposes of either (1) or (2) above, that any of the following conditions has occurred:

•	Adverse Governmental Action: The commencement of an Adverse Governmental Action.

•

Consents: AMX’s or TELINT’s failure to obtain from any public, governmental, judicial, legislative or regulatory authority, of from any individual or entity, any waiver, consent or approval necessary to consummate the Offer and the other transactions envisioned by AMX, or to enable any shareholder to participate in the Offer or the other transactions envisioned by AMX, or if the terms and conditions of any such waiver, consent or approval are not acceptable to AMX in its reasonable discretion.

•

Adverse Changes in the Issuer’s Condition: Any change or potential change (or any condition, event or circumstance that could be expected to result in a change) in the business activities, properties, assets, liabilities, obligations, capitalization, equity interests, financial or other condition, operations, licenses, concessions, permits, permit applications, operating results, cash flows or prospects of TELINT or any of its subsidiaries and affiliates, which in AMX’s discretion has had or could be expected to have a material adverse effect on TELINT or any of its subsidiaries or affiliates, or if AMX has acquired knowledge of any fact which in its sole discretion has had or could be expected to have a material adverse effect on the value of TELINT or any of its subsidiaries, or the TELINT Shares.

•

Adverse Changes in the Market Conditions: An actual or threatened (i) suspension of trading in or the imposition of any restriction on the trading price of any securities on any stock exchange, secondary or over-the-counter market, or any decrease in the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies, Mexico’s National Consumer Price Index or the Mexico Index, in excess of 10%, since the closing of business on the last trading day prior to the Commencement Date, or material adverse change in the price of the securities listed on the BMV or the NYSE, (ii) declaration of default or banking moratorium by the local or federal authorities of Mexico or the United States, whether or not mandatory, (iii) event or restriction (whether or not mandatory) imposed by any authority, entity or agency, which in AMX’s discretion could affect the availability of credit or financing from the banking system, (iv) commencement or escalation of any war, hostilities, threats, terrorist acts or other national or international crisis directly or indirectly affecting Mexico or the United States, (v) material change in the exchange rate of the Mexican peso in the United States, or in any other exchange rate, or any suspension or restriction in the relevant foreign exchange, financial or securities markets (whether or not mandatory), or (vi) if any such act or event is ongoing as of the Commencement Date, any escalation or deterioration in any such act or event.

•

The lack of satisfaction or waiver of the conditions for the TELECOM Offer or that AMX’s failure to acquired therethrough at least 51% (fifty one percent) of TELECOM’s shares of stock; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders.

25

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The occurrence of any of the events upon which the Offer is conditioned will be determined by AMX in its sole and reasonable discretion. Such conditions have been established for AMX’s exclusive benefit and may be invoked, exercised or decided upon by AMX regardless of the circumstances giving rise thereto. Such conditions may be waived by AMX (to the extent permitted by law) in whole or in part, from time to time, at AMX’s sole discretion. AMX failure to exercise any such right will not be construed as a waiver thereof. No waiver of any such right in respect of any particular event or circumstance will constitute or be deemed to constitute a waiver with respect of any other particular fact or circumstance. Each such right shall constitute a continuing right that may be exercised or invoked at any time and from time to time. Any determination by AMX based upon any of the events described in this Section 8 of this Offering Memorandum shall be final and binding upon all parties.

AMX reserves the right to rescind and terminate the Offer upon the verification of any of the aforementioned conditions. In such event, AMX will publicly announce such event or waive the relevant condition. Upon termination of the Offer, those TELINT shareholders who may have tendered their shares will not have any right or claim against AMX as a result of such termination. The foregoing right may be exercised by AMX at any time prior to its acceptance of any TELINT Shares tendered in connection with the Offer.

Following the commencement of the Offering Period, the Offer will not be subject to any condition other than those described in this section. The receipt by the Underwriter of any TELINT Shares validly tendered in connection with the Offer shall not be construed as a waiver of any of the aforementioned conditions by AMX.

No waiver by AMX of its right to rescind and terminate the Offer at any time upon the occurrence of any of the conditions described herein shall constitute or be deemed to constitute a permanent waiver of AMX’s right to invoke such condition at any future time.

On the first business day after the Expiration Date, AMX, taking into consideration the satisfaction or absence of the conditions described in this section, will disclose to the public, through a press release, whether or not it intends to accept the TELINT Shares tendered in connection with the Offer and, as the case may be, the aggregate number of shares so tendered and accepted. Any such announcement shall constitute an acknowledgment on the part of AMX to the effect that the Offer has been consummated and that AMX will proceed to settle the Offer in the terms and in accordance with the procedure described herein. Any such announcement will also be released through EMISNET.

For purposes of the conditions referred to in this Section 8 of this Offering Memorandum, (i) on February 11, 2010, the Federal Competition Commission resolved by a majority of votes to unconditionally approve the foregoing transaction, and (ii) the Offer was approved by AMX’s shareholders meeting on March 17, 2010.

26

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

9. ARRANGEMENTS PREDATING THE OFFER

a. Preliminary Discussions and Analysis

In November 2009, the chief executive officers of AMX and TELINT, Messrs. Daniel Hajj and Oscar Von Hauske, respectively, began discussing a potential arrangement for the joint provision of telecommunications services to their customers in Brazil in order to match the offerings available from their competitors in the integrated fixed-line and wireless telephony sector. Subsequent discussions between Messrs. Hajj and Von Hauske expanded to include other potential synergies or business opportunities, not only in Brazil but in some of the other countries in which both companies operate.

The preliminary discussions led to a series of meetings in late December 2009. Such meetings were held as part of the ongoing quest for business opportunities to maximize the use of the 3G technology developed by AMX in the region, and to provide converging services based upon the technologies implemented by both AMX and TELINT. These meetings in turn led to a more comprehensive approach towards the integration of services, including through the potential merger or overall reorganization of some of their operating companies in the region, including those in Brazil and Colombia.

In early January 2010, Mr. Daniel Hajj began discussing with the Slim Family and other TELECOM’s directors the possibility of combining the operations of AMX, TELECOM and TELINT, in lieu of a more limited merger or combination of some of AMX’s and TELINT’s operating subsidiaries. These discussions led to the conclusion that such a combination would provide the shareholders of both companies not only with an integrated service but also with significant long-term synergies among AMX’s and TELINT’s business operations, licenses, infrastructure and managements in various Latin American countries. They developed a proposal pursuant to which AMX would offer shares of its capital stock as consideration in connection with any such transaction, based upon an exchange ratio that would take into consideration the relative market prices of each of AMX’s and TELINT’s Series L shares, given their high market liquidity. As with respect to TELECOM, they discussed the possibility of using the market price of the Series L shares of each of AMX, TELINT and TELMEX, and TELECOM’s net debt.

Following the aforementioned discussions, in early January 2010, Messrs. Hajj and Von Hauske, together with certain members of the Slim Family and TELECOM directors, concluded that the proposed combination should be analyzed from a corporate and regulatory standpoint in order to submit a formal proposal for its consideration by AMX’s Board of Directors. Such conclusion was based, among other things, on (i) the fact that the evolution in the telecommunications industry has led to the existence of concurrent technological platforms for voice, data and video streaming services, (ii) the recent development in terms of applications, functionalities and equipment, (iii) the increased demand for services in Latin America, (iv) the advantages derived from offering integrated communication services in the region, regardless of the platform of origin of such services, and (v) the opportunity to create long-term synergies.

Over the weekend of January 9 and 10, 2010, Mr. Hajj contacted several of AMX’s executive officers, principal shareholders and outside counsel, and the Slim Family, to discuss the viability and potential structure of such a business combination. He also contacted certain representatives of AT&T, which is one of TELINT’s and AMX’s principal shareholders, to inform such shareholder of AMX’s plans in connection with the proposed transaction. Over the same weekend, the General Counsel and Secretary of the Board of Directors of AMX, Mr. Alejandro Cantú Jiménez, and the company’s outside counsel, discussed and devised a preliminary structure for the proposed combination. On January 11, 2010, a working group comprised by various executive offices and advisors informed Mr. Hajj that the preferred structure for such combination would be a concurrent purchase and subscription offer targeted towards TELECOM’s and TELINT’s shareholders, given that any merger or other alternatives to achieve such combination would under Mexican law give rise to adverse tax consequences and involve cumbersome regulatory approval processes in Mexico and the rest of Latin America.

27

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Over the course of the following week, AMX’s Executive Director of Administration and Finance, Mr. Carlos García Moreno, and Mr. Cantú, held numerous telephone conferences and meetings with AMX’s outside counsel and tax advisors, and with its financial advisor, Grupo Financiero Inbursa, S.A.B. de C.V. They further met and held several discussions with various representatives of AT&T, Inc., regarding the proposed combination.

The meeting of the Board of Directors took place as scheduled, on January 13. In attendance thereat were Messrs. García Moreno, Cantú Jiménez, as well as various representatives of Grupo Financiero Inbursa, S.A.B. de C.V., its financial advisor. Mr. Hajj submitted the proposed combination to the Board of Directors for its approval, which moved to authorize the company’s executive officers to initiate the processes leading to the possible completion of proceed with the transaction in the proposed terms. The Board of Directors’ decision was unanimous, except that Messrs. Hajj and Patrick Slim Domit abstained from voting thereon to avoid any appearance of a conflict of interests, but were nevertheless in agreement with the resolution adopted by the remaining directors.

Immediately after the board meeting, AMX issued a notice of disclosure of the occurrence of a relevant event and announced its intention to conduct the Offer and the TELINT Offer. On the same date, AMX delivered a letter to each member of TELECOM’s and TELINT’s boards, requesting their authorization for AMX to commence the process towards the consummation of the Offer and the TELINT Offer, as required by Article Twelve of TELINT’s bylaws and Article Thirteen of TELECOM’s bylaws. Such letters contained all the additional information required to be disclosed to any person interested in the acquisition of 10% (ten percent) or more of the issued and outstanding shares of stock of TELECOM and TELINT, in accordance with their respective bylaws.

b. Approval by AMX’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, the members of AMX’s Board of Directors resolved, by unanimous consent, to commence the process towards the consummation of the Offer in the terms set forth below, which terms were disclosed to the public and the Board of Directors of TELECOM:

“América Móvil’s Tender Offer for Carso Global Telecom and Telmex Internacional

Mexico City, January 13, 2010. América Móvil, S.A.B. de C.V. (América Móvil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it will launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by América Móvil. The exchange ratio will be 2.0474 to 1, and thus, the shareholders of Telecom would receive 2.0474 shares of América Móvil per each Telecom share.

If Telecom’s shareholders tender all their Telecom shares, America Móvil would beneficially own 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Telecom’s net indebtedness at the end of 2009 was approximately 22,017 million pesos.

América Móvil also announced that it will launch an offer for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of America Móvil per each Telmex Internacional share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered.

These transactions have been approved today by América Móvil’s board of directors.

28

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The evolution of the telecommunications industry has led to the development of technological platforms capable of providing combined voice, data and video transmission services. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an imminent, exponential growth in the demand for data services in Latin America and the Caribbean. The business combination described herein will enable América Móvil to offer integrated communication services throughout the region, regardless of their platform of origin.

In addition, the business combination will enable América Móvil to create significant synergies, improve its marketing efforts and more efficiently use its networks and information systems and processes, which will in turn enable it to offer more integrated and universal services in increasingly attractive conditions to its customers. América Móvil also believes that the combined businesses will place it in a better position to focus on research and development in the telecommunications and information technology industries. Overall, the business combination will strengthen América Móvil’s position as a world class company with nearly 250 million customers in 18 countries.

As a strong and competitive Mexican corporation, América Móvil will be well positioned to offer to its customers and investors the benefits of the significant technological changes occurring worldwide, which will be of particular relevance in Latin America.

The Offers will be conditioned upon the issuance of the requisite approvals.

About AMX

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2009, it had 194.3 million cellular and 3.8 million fixed-line subscribers in the American continent.

**********

Limitation of Liability

This document does not constitute an offer to sell any securities in the United States, Mexico, or elsewhere. No securities may be offered or sold in the United States, Mexico or any other jurisdiction, unless registered or exempted from registration therein. Any public offering of securities in the United States or Mexico must be made pursuant to a prospectus or Disclosure Statement available from América Móvil, containing detailed information with respect to América Móvil, Carso Global Telecom, S.A.B. de C.V. and/or Telmex Internacional, S.A.B. de C.V., and their respective managements, financial information and other relevant data.

This document contains forward-looking statements, which reflect the current views or future expectations of América Móvil and its management with respect to its performance, business operations and future developments. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. América Móvil does not undertake and expressly disclaims any obligation to update such statements in light of new information, future developments, or otherwise.”

c. Receipt of Notice and Approval by TELECOM’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, América Móvil informed TELECOM’s board of directors of its intention to commence the process towards the completion of the Offer, and requested that it authorize the necessary actions for purposes of Article Thirteen of TELECOM’s bylaws.

29

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

On January 14, 2010, TELECOM issued a public release with respect to the events described in the following excerpt thereof:

“Mexico City, Federal District, January 14, 2010; Carso Global Telecom, S.A.B. de C.V. (BMV: "TELECOM"), hereby announces that it has received notice of the intent of América Móvil, S.A.B de C.V. (BMV and NYSE: "AMX"; NASDAQ: "AMOV") to conduct an exchange offer in respect of up to all of the registered shares of common stock of TELECOM, which notice is reproduced below:

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX

INTERNACIONAL

MEXICO CITY, JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMÉRICA MÓVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMÉRICA MÓVIL. THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMÉRICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

AMÉRICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMÉRICA MÓVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING COMBINED VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN. IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND

30

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.

*****

31

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMX, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMX AND ITS MANAGEMENT, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMX AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMX DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.’

**********

THE SHARES SUBJECT MATTER OF THE EXCHANGE OFFER WILL REPRESENT UP TO 100% OF THE CAPITAL STOCK OF TELECOM. THE OFFER IS CONDITIONED UPON THE RECEIPT OF ALL THE REQUISITE APPROVALS, INCLUDING THE APPROVAL OF THE NATIONAL BANKING AND SECURITIES COMMISSION.

TELECOM’S BOARD OF DIRECTORS EXPRESSED ITS INTEREST IN THE PROPOSAL AND RESOLVED TO AUTHORIZE ITS AUDIT AND CORPORATE GOVERNANCE COMMITTEE TO TAKE ALL THE ACTIONS MANDATED BY THE APPLICABLE LAWS, INCLUDING THE PREPARATION OF THE RELEVANT OPINIONS AND THE APPOINTMENT OF EXPERTS AND ADVISORS TO ANALYZE SUCH PROPOSAL, SO AS TO FACILITATE THE SUCCESSFUL COMPLETION OF THE OFFER.

BASED UPON ARTICLE THIRTEEN OF TELECOM’S BYLAWS, THE BOARD OF DIRECTORS OF TELECOM AUTHORIZED AMÉRICA MÓVIL TO LAUNCH THE PROPOSED OFFER.

*****

32

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

THIS NOTICE DOES NOT CONSTITUTE AN OFFER IN RESPECT OF ANY TYPE OF SHARES. NO SECURITIES MAY BE PUBLICLY OFFERED UNTIL AFTER THE RELEVANT OFFER HAS BEEN APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION IN ACCORDANCE WITH THE SECURITIES MARKET LAW.

LIMITATION OF LIABILITY: THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR CURRENT VIEWS OR FUTURE EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. SUCH FORECASTS INCLUDE, WITHOUT LIMITATION, CERTAIN STATEMENTS THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND MAY CONTAIN WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “IN OUR OPINION,” “MAY RESULT,” AND OTHER WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED HEREIN. NEITHER WE NOR OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVE OFICERS, AGENTS OR EMPLOYEES ASSUME ANY RESPONSIBILITY WHATSOEVER TO ANY THIRD PARTY (INCLUDING ANY INVESTOR) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN CONNECTION WITH THE OFFER CONTAINED IN THIS DOCUMENT OR FOR ANY CONSEQUENTIAL, SPECIAL OR OTHER SIMILAR DAMAGES SUFFEREDTHEREBY.”

d. Receipt of Notice and Approval by TELINT’s Board of Directors

As mentioned in subsection (a) above, on January 13, 2010, América Móvil informed TELINT’s board of directors of its intention to commence the process towards the completion of the TELINT Offer, and requested that it authorize the necessary actions for purposes of Article Twelve of TELINT’s bylaws.

On January 14, 2010, TELINT issued a public release with respect to the events described in the following excerpt thereof:

“Mexico City, Federal District, January 14, 2010; Telmex Internacional, S.A.B. de C.V. (BMV: "TELINT", NYSE: “TII”, LATIBEX: “XTII”), hereby announces that it has received notice of the intent of América Móvil, S.A.B de C.V. (BMV and NYSE: "AMX"; NASDAQ: "AMOV") to conduct an exchange offer in respect of up to all of the registered shares of common stock of TELINT other than those owned by Carso Global Telecom, S.A.B. de C.V., which notice is reproduced below:

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX

INTERNACIONAL

MEXICO CITY, JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMÉRICA MÓVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMÉRICA MÓVIL. THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMÉRICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

33

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

AMÉRICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMÉRICA MÓVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING COMBINED VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN.

IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

*****

34

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.’

**********

THE SHARES SUBJECT MATTER OF THE PURCHASE OR EXCHANGE OFFER WILL REPRESENT UP TO 39.3% OF THE CAPITAL STOCK OF TELINT AND CONSIST OF THE SHARES OF TELINT OTHER THAN THOSE CURRENTLY OWNED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V. THE OFFER IS CONDITIONED UPON THE RECEIPT OF ALL THE REQUISITE APPROVALS, INCLUDING THE APPROVAL OF THE NATIONAL BANKING AND SECURITIES COMMISSION.

TELINT’S BOARD OF DIRECTORS EXPRESSED ITS INTEREST IN THE PROPOSAL AND RESOLVED TO AUTHORIZE ITS AUDIT AND CORPORATE GOVERNANCE COMMITTEE TO TAKE ALL THE ACTIONS MANDATED BY THE APPLICABLE LAWS, INCLUDING THE PREPARATION OF THE RELEVANT OPINIONS AND THE APPOINTMENT OF EXPERTS AND ADVISORS TO ANALYZE SUCH PROPOSAL, SO AS TO FACILITATE THE SUCCESSFUL COMPLETION OF THE OFFER.

BASED UPON ARTICLE TWELVE OF TELINT’S BYLAWS, THE BOARD OF DIRECTORS OF TELINT AUTHORIZED AMÉRICA MÓVIL TO LAUNCH THE PROPOSED OFFER.

******

THIS NOTICE DOES NOT CONSTITUTE AN OFFER IN RESPECT OF ANY TYPE OF SHARES. NO SECURITIES MAY BE PUBLICLY OFFERED UNTIL AFTER THE RELEVANT OFFER HAS BEEN APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION IN ACCORDANCE WITH THE SECURITIES MARKET LAW.

35

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

LIMITATION OF LIABILITY: THIS DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR CURRENT VIEWS OR FUTURE EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. SUCH FORECASTS INCLUDE, WITHOUT LIMITATION, CERTAIN STATEMENTS THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS, AND MAY CONTAIN WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “EXPECT,” “IN OUR OPINION,” “MAY RESULT,” AND OTHER WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED HEREIN. NEITHER WE NOR OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVE OFICERS, AGENTS OR EMPLOYEES ASSUME ANY RESPONSIBILITY WHATSOEVER TO ANY THIRTY PARTY (INCLUDING ANY INVESTOR) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN CONNECTION WITH THE OFFER CONTAINED IN THIS DOCUMENT OR FOR ANY CONSEQUENTIAL, SPECIAL OR OTHER SIMILAR DAMAGES SUFFEREDTHEREBY.”

Pursuant to Article 48 of the LMV and Article 130 of the General Corporations Law, Article Twelve of TELINT’s bylaws incorporates protections against the acquisition, directly or indirectly, of a controlling ownership position in TELINT by any shareholder, group of related shareholders acting in concert, or third party. Pursuant to such provisions, any acquisition of TELINT’s shares or other securities the underlying instruments of which are TELINT Shares or any rights thereto, representing 10% (ten percent) or more of TELINT’s voting capital, in a single transaction or a series of successive transactions, is subject to the prior approval of TELINT’s Board of Directors.

Any person or group of persons intending to acquire 10% (ten percent) or more of the outstanding voting shares of TELINT, must request in writing the aforementioned authorization to the Chairman and the Secretary of TELINT’s Board of Directors.

If the Board of Directors declines such request, it must designate one or more buyers, and such buyers will be required to pay to the seller the most recent price reported by the BMV. The price for any shares not registered with the RNV will be determined in accordance with the procedure set forth in Article 130 of the General Corporations Law.

The Board of Directors will issue its decision to that effect within three months from the receipt of the request, or the date of receipt of any additional information requested by it, as the case may be, taking into consideration (i) such criteria as may best conform to the interests, business operations and long term prospects of TELINT and its subsidiaries, (ii) the economic benefits resulting from the observance of Article Twelve of TELINT’s bylaws, which must not be exclusive of any one or more TELINT shareholders other than the person intending to acquire its control, and (iii) not to complete preclude the acquisition of TELINT’s control.

In addition, TELINT’s bylaws provide that for so long as TELINT’s shares are registered with the RNV, any such transaction carried out through the BMV will be subject, in addition, to the provisions contained in the LMV or any resolution issued by the CNBV.

TELINT’s bylaws further provide that in the event of any acquisition required to be made through a tender offer in terms of the LMV, the prospective buyer must (i) satisfy all applicable legal requirements, (ii) obtain all the requisite regulatory approvals, and (iii) secure the Board of Director’s authorization prior to the commencement of the applicable offering period. In any event, any person intending to acquire 10% (ten percent) or more of TELINT’s capital stock must disclose any action taken thereby to secure the authorization of the Board of Directors in accordance with TELINT’s bylaws.

36

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

e. Engagement of AMX’s Financial Advisor and Independent Expert for Mexican law purposes

On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse. Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer.

f. Opinion of AMX’s Financial Advisor and Independent Expert for Mexican law purposes

During the meeting of the Board of Directors of AMX held on March 9, 2010, Credit Suisse issued its opinion to AMX’s Board of Directors, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 26(a), the consideration in cash or in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for purposes of evaluating the Offer from a financial perspective and not for the benefit of shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

g. Opinion of the Independent Expert Retained by TELINT’s Audit and Corporate Governance Committee

As disclosed by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert advisor engaged by TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 23(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable from a financial perspective. Recipients of this Offering Memorandum are advised to review Exhibit 26(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto.

h. Approval by TELINT’s Board of Directors

As disclosed by TELINT on March 19, 2010, pursuant to Article 101 of the LMV its Board of Directors, taking into consideration Merrill Lynch’s independent expert opinion and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, determined that the exchange ratio and the Purchase Price for purposes of the Offer are fair and reasonable from a financial perspective.

In addition, pursuant to Article 101 of the LMV, all members of TELINT’s Board of Directors holding TELINT Shares, have informed AMX that they intend to participate in the Offer in the terms proposed by AMX, assuming that the economic situation and market conditions remain stable. TELINT’s Chief Executive Officer, Mr. Oscar Von Hauske, does not hold any TELINT Shares.

Finally, the members of TELINT’s Board of Directors indicated that, notwithstanding the fact that in their opinion they have no conflicts of interests in connection with the Offer, in order to avoid any potential perception as to the existence of any such conflict Messrs. Arturo Elías Ayub and Carlos Slim Domit decided to abstain from participating in any discussion with respect to the Offer, but were nevertheless in agreement with the resolution adopted by the remaining directors.

37

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

i. Approval by AMX’s General Ordinary Shareholders Meeting

The Offer was approved by AMX’s general shareholders meeting on March 17, 2010.

38

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

10. INTENT

AMX intends to acquire, directly or indirectly, substantially all of the outstanding shares of the capital stock of TELINT in connection with the Offer, with the aim of combining its wireless telecommunications services and TELINT’s voice, data and video transmission, Internet access and other telecommunications services in Brazil, Colombia and various other Latin American countries. The business combination will translate in a more efficient use of their operating companies’ networks, and will enable AMX to provide more universally integrated services to its customers. AMX believes that the business combination will also enhance its research and development capabilities in the telecommunications and information technology sectors.

For additional information concerning AMX plans and prospects, see Section 11 of this Offering Memorandum.

39

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

11. PURPOSE AND FUTURE PLANS

Primary Purpose

The primary purpose of the Offer is for AMX to acquire all of the outstanding shares of stock of TELECOM available in the open market, and for TELECOM’s participating shareholders to subscribe AMX Shares.

Consolidation of Operations and Creation of Synergies between AMX and TELINT

The purpose of the Offer and the TELECOM Offer is for AMX to acquire, directly or indirectly, substantially all of the outstanding shares of stock of TELINT and TELECOM, so as to integrate AMX’s wireless communication services with TELINT’s voice, data and video transmission, Internet access and other telecommunications services in Brazil, Colombia and certain Latin American countries where both AMX and TELINT currently operate. AMX believes that the evolution of the telecommunications industry in the past few years has resulted in the development of integrated technological platforms capable of providing combined voice, data and video transmission services. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an exponential increase in the demand for data services throughout Latin America. AMX believes that the proposed business combination would enable it to provide integrated communication services to its customers in the two companies’ operating regions, regardless of their platform of origin at any given time.

AMX and TELINT have significant operations in seven countries. AMX provides wireless voice and data services in each such country. The following table contains a description of the services offered by TELINT in each such country:

Country	TELINT

Brazil	National and international long-distance telephony Internet access DTH TV VPN data solutions Managed voice, data and video transmission Data Center Call Center Satellite TV

Chile	National and international long-distance telephony Internet access DTH-HFC TV VPN data solutions Managed voice, data and video transmission Data Center Satellite TV

Argentina	National and international long-distance telephony Internet access VPN data solutions Managed voice, data and video transmission Data Center Print and Internet-based yellow-page directories

Colombia	National and international long-distance telephony Internet access VPN data solutions Managed voice, data and video transmission Data Center Print and Internet-based yellow-page directories

40

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Country	TELINT

Peru

National and international long-distance telephony

Public telephony

Internet access

DTH-HFC TV

VPN data solutions

Managed voice, data and video transmission

Satellite TV

Print and Internet-based yellow-page directories

Ecuador	National and international long-distance telephony Public telephony Internet access VPN data solutions Data Center HFC Pay TV

Uruguay	National and international long-distance telephony Internet access VPN data solutions International managed voice, data and video transmission Data Center

*	Through its subsidiaries, TELINT offers double- and triple-play services in Brazil, Chile, Colombia, Peru and Ecuador. TELINT also offers double-play services in Argentina.

AMX anticipates that upon completion of the Offer and the TELECOM Offer it will be able to create synergies and opportunities for growth throughout Latin America and, particularly, in these seven countries. The proposed business combination will facilitate the use of the operating companies’ networks, information systems, management and personnel, and will enable them to provide more universally integrated services to their customers. AMX expects that the combined entity will enjoy of a strengthened position towards the major suppliers and will be better able to implement new technologies.

AMX has identified several areas where it may develop specific plans in terms of its consolidation and the creation of synergies: (1) operations, networking and IT; (2) legal, taxation and finance; (3) marketing and distribution; and (4) organization. Upon consummation of the Offer and the TELECOM Offer, AMX expects to work closely with TELINT towards the achievement of results in these four primary areas. AMX has not prepared any estimates as to the specific financial effects of any of these measures.

AMX has not committed to any disposition, liquidation or restructuring of the business assets of either TELINT or TELECOM. AMX does not currently anticipate being required to make any such disposition of assets by the competent regulatory or antitrust authorities as a result of the Offer and/or the TELECOM Offer. Depending on the business structure it may implement in each particular country, AMX may be required to obtain certain authorizations or consents from the competent regulatory or antitrust authorities thereof. Consistent with its past practice, AMX will continue to explore potential acquisition opportunities that may enhance the value of its business portfolio, and may decide to carry out any such acquisition directly, through TELINT and/or through any of their respective subsidiaries.

AMX provides services in many of the same countries where TELINT has significant business operations, including wireless telecommunication services in Paraguay and Uruguay, fixed-line and wireless telecommunication services in Guatemala, El Salvador, Honduras, Nicaragua and Panama, fixed-line, wireless and broadband services in the Dominican Republic and Puerto Rico, and wireless telecommunication and value added services in Jamaica.

Plans with Respect to TELINT

Upon completion of the Offer and the TELECOM Offer, and assuming that AMX will successfully acquire a substantial majority of the TELINT Shares (other than the TELINT Shares currently owned by TELECOM), AMX will hold a controlling interest in TELINT. AMX’s immediate priority will be to ensure that both companies can continue providing high-quality services to their subscribers and working efficiently to achieve the generation of synergies and opportunities for growth throughout Latin America.

41

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Contingent upon the outcome of the Offer and the TELECOM Offer, and upon the development of AMX’s business plan as with respect to the combined entity, AMX could decide to implement certain changes in the organizational structure of TELINT and its subsidiaries. For instance, while it currently has no specific plans to that effect, AMX could cause TELINT to restructure or merge some of its subsidiaries in certain markets.

In addition, following the consummation of the Offer and the TELECOM Offer, AMX expects to review TELINT’s past dividend and share repurchase practices and its capitalization and leverage ratios. AMX has yet to develop any specific plans in that regard and believes that TELINT can continue to operate successfully as an independently capitalized and funded group. Notwithstanding the above, AMX may decide to change the capital structure and financing practices of TELINT’s subsidiaries. In particular, AMX or its subsidiaries may decide, at any time prior to, during and after the Offer, to supply financing to TELINT, TELECOM and Telmex or their respective subsidiaries.

AMX does not anticipate making any material change in TELINT’s management following the Offer and the TELINT Offer. However, if the TELINT Shares are delisted in both Mexico and the U.S., AMX would implement certain changes in the composition of TELINT’s board of directors, including removing those directors who were appointed by the public.

Because the consummation of the TELINT Offer is not conditioned upon the acquisition of a minimum number of TELINT Shares, AMX could complete the Offer but hold less than 100% (one hundred percent) of the TELINT Shares. The existence of minority shareholders at TELINT may generate additional expenses and result in administrative inefficiencies. For example, AMX may be precluded from cancelling the registration of the TELINT Shares or from conducting certain types of reorganizations involving TELINT and its subsidiaries that would result in significant benefits to the combined entity.

Plans with Respect to TELECOM

Contingent upon the outcome of the TELECOM Offer, AMX may decide to implement certain changes in the organizational structure of TELECOM and its subsidiaries. For instance, although AMX does not currently have any plans to such effect, AMX could decide to restructure or merge TELECOM or any of its subsidiaries with or into other entities within AMX’s group.

In addition, following the consummation of the TELECOM Offer, AMX expects to make a decision with respect to the ongoing registration of the TELECOM Shares in the various markets in which such shares are listed for trading, and to review TELECOM’s past dividend and share repurchase practices and its capitalization and leverage ratios. AMX may also decide to modify TELECOM’S capital structure and financing. In particular, AMX or its subsidiaries may decide, at any time prior to, during and after the Offer, to supply financing to TELINT, TELECOM and Telmex or their respective subsidiaries.

Cancellation of the Registration of the TELECOM Shares

For additional information concerning the maintenance or cancellation of the registration of the TELECOM Shares with the RNV, see Section 17 of this Offering Memorandum.

Plans with Respect to Telmex

Although the acquisition of TELECOM will result in AMX holding a controlling interest in Telmex, AMX does not plan to integrate its operations with the business operations of Telmex, although it may consider potential synergies. AMX or its subsidiaries may decide, at any time prior to, during and after the Offer, to supply financing to TELINT, TELECOM and Telmex or their respective subsidiaries.

42

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

12. CAPITAL RESOURCES

AMX is offering to purchase up to 100% (one hundred percent) of the outstanding shares of TELINT, provided that each TELINT shareholder may elect to receive (i) AMX Series L shares based upon an exchange ratio of 0.373 Series L shares of AMX per TELINT Share, or (ii) the Purchase Price in cash.

Those TELINT’s shareholders who may decide to participate in the offer may elect to receive (i) 0.373 AMX Shares in exchange for each TELINT Share, it being understood that the AMX Shares are not subject and shall not be deemed subject to the Offer but shall be deemed to constitute an integral element of the Offer, or (ii) the Purchase Price, or Ps.11.66 in cash per TELINT Share.

The amount of capital resources required by América Móvil to consummate the Offers will depend largely on the decision of the holders of TELINT Shares that may elect to participate in the TELINT Offer and the U.S. Offer, as to whether to tender their TELINT Shares in exchange for cash or for AMX Shares. TELECOM has advised AMX that it will not participate in the Offer.

Should TELINT’s shareholders elect to receive the Purchase Price in cash, the aggregate amount of cash that AMX would require to complete the Offer, including the applicable fees and expenses, would be approximately Ps.82.5 billion, although it is not expected to exceed Ps.61.5 billion. Neither the Offer noR the TELECOM Offers is condition upon the availability of external financing sources.

AMX has sufficient cash and cash equivalents available to complete the Offer and the TELECOM Offer, including in the event that the Offer is exercised in full. As of December 31, 2009, AMX’s cash and cash equivalents were Ps.27.4 billion, or approximately U.S.$2.1 billion at the December 31, 2009 exchange rate. Since then, AMX has capitalized on the existence of favorable market conditions to raise a significant amount of additional financing resources through the issuance of debt securities in several markets. In March 2010, AMX issued three series of Peso-denominated debt instruments in the Mexican market, including Ps.4.6 billion in debt due in 2015, Ps.7 billion in debt due in 2010, and Ps.3.27 billion in debt due in 2025. In addition, in March 2010, AMX issued three series of U.S. dollar-denominated debt instruments in the international markets, including U.S.$750 million in debt due in 2015, U.S.$2 billion in debt due in 2010, and U.S.$1.25 billion debt due in 2040. In April 2010, AMX issued SF$230 million in debt due 2015, in the Swiss market.

In addition, AMX has access to other cash resources in amount sufficient to satisfy its funding requirements, including cash generated from its operations during 2010, drawings under committed facilities from export credit agencies totaling approximately $1 billion, and a revolving credit line for US$2 billion maturing in 2011.

AMX will pay for all the expenses incurred in connection with the Offer, the U.S. Offer and the TELECOM Offer, which amount to approximately Ps.88.5 million. Such expenses include, among others:

•	Application review and processing fees in the amount of Ps.31,416;

•	Underwriting and exchange fees and commissions in the amount of Ps.20,000,000;

•	Financial advisors’ fees in the amount of Ps.41,000,000;

•	Legal fees in the amount of Ps.20,000,000;

•	Auditors’ fees in the amount of Ps.8,160,000;

•	Printing costs in the amount of Ps.100,000; and

•	Publication costs in the amount of Ps.150,000.

43

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

13. CAPITAL STRUCTURE

As of the Commencement Date, AMX did not own, whether directly or indirectly, any TELECOM Shares.

Assuming that AMX will acquire all of the TELECOM Shares in connection with the Offer, AMX will own 100% (one hundred percent) of the shares of stock of TELECOM; provided, that if the condition set forth in Article 89(I) of the General Corporations Law is not satisfied, then a subsidiary of AMX will purchase one (1) TELECOM Share.

Upon consummation of the Offer and giving effect to the TELECOM Offer, AMX’s organizational structure will be as follows:

*	For additional information concerning AMX’s subsidiaries, see AMX’s Annual Report and AMX’s Quarterly Report.

44

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

14. CONSEQUENCES OF THE OFFER

The consummation of the Offer will cause the number of TELINT shareholders to decrease significantly and, as a result, there may be no active secondary market for the TELINT Shares after the Expiration Date.

Until such time as the registration of the TELINT Shares with the RNV and the BMV shall have been cancelled, TELINT will remain subject to the provisions contained in the LMV, the General Rules and other applicable provisions, including those governing the periodic disclosure of information and the supervision and surveillance powers of the CNBV.

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

As described in sections 17 and 19 of this Offering Memorandum, if upon completion of the Offer the CNBV approves the cancellation of the TELINT Shares with the RNV and the BMV, but there are still any TELINT Shares held by the public, pursuant to Article 108(I)(c) of the LMV the Issuer will establish an irrevocable management trust (the “Trust”) and transfer thereto, for a term of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, and cash resources in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

The Series L of AMX to be subscribed by the holders of the TELINT Shares in connection with the Offer are limited-voting shares, no par value, issued in registered form. For additional information, see sections 15 and 16 of this Offering Memorandum.

AMX does not expect the consummation of the Offer to result in any material violation of the applicable laws and regulations, or the regulatory requirements imposed by the applicable antitrust laws.

45

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

If consummated, the Offer and the TELECOM Offer will have the following effect on AMX’s capital:

América Móvil, S.A.B. de C.V.

(As of February 28, 2010)

	Prior to the Offers				Upon Consummation of the Offers(*)				Upon Consummation of the Offers(**)
Series	Number of Shares Outstanding as of the date hereof		% of the Capital Stock		Number of Shares Outstanding		% of the Capital Stock		Number of Shares Outstanding		% of Capital Stock
Series A	[448,667,716	]	[1.39	]	[448,667,716	]	[1.07	]	[448,667,716	]	[1.15	]
Series AA	[11,721,316,330	]	[36.38	]	[11,721,316,330	]	[27.91	]	[11,721,316,330	]	[29.78	]
Series L	[20,033,546,410	]	[62.23	]	[29,800,621,812	]	[71.02	]	[27,162,112,480	]	[69.07	]

Total	[32,194,530,456	]	100.00		[41,961,605,858	]	100.00		[39,323,096,526	]	100.00

(*)	Assuming that none of the TELINT shareholders participating in the TELINT Offer will elect the cash option.
(**)	Assuming that all of the TELINT shareholders participating in the TELINT Offer will elect the cash option.

For additional information with respect to AMX’s pro forma financial information, see the pro forma financial statements included as Exhibit 25(d) in this Offering Memorandum.

46

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

15. RISK FACTORS

The Offer involves various material risks and consequences. As a result, TELINT’s shareholders should consider such risks, including, without limitation, those described below, before making any decision as to whether or not to participate in the Offer.

The offering price is fixed and will not be adjusted in response to market fluctuations

AMX is offering to purchase the TELINT Shares based upon an exchange ratio of 0.373:1 and, as a result, TELINT’s shareholders will receive 0.373 Series L shares of AMX for each TELINT Share tendered by them in connection with the Offer, or Ps.11.66 in cash. AMX will not adjust the exchange ratio in response to any fluctuation in the market price of the securities subject matter of the Offer. The market price of the TELINT Shares may vary significantly between the date of this Offering Memorandum and throughout the Offering Period.

The liquidity of any TELINT Shares not tendered in connection with the Offer may be adversely affected

AMX intends to acquire up to 100% (one hundred percent) of the shares of stock of TELINT in connection with the Offer, and to promote the cancellation of the registration of the TELINT Shares with the RNV and the BMV. The market for any remaining TELINT Shares may be less liquid than the market for such shares prior to the Offer, and the market value of such shares could decrease significantly with respect to their value prior to the Expiration Date, particularly if the TELECOM Shares are effectively cancelled with the RNV and delisted from the BMV.

If you do not tender your TELINT Shares in connection with the Offer, you will remain a minority shareholder of TELINT and there may be no liquid marked for the TELINT Shares

If you do not tender your TELINT Shares in connection with the Offer, upon completion of the Offer you will become a minority shareholder in TELINT and will have limited rights, if any, to influence the outcome of any decision requiring shareholder approval, including the election of directors, the acquisition or transfer of material assets, the issuance of shares or other securities, and the payment of dividends on the TELINT Shares. Mexican law affords limited rights to minority shareholders. Under Mexican law, AMX may be required to conduct a subsequent offer to purchase any remaining TELINT Shares, or to establish a trust for the acquisition of any publicly held TELINT Shares. However, AMX cannot predict whether the conditions that would trigger such obligation will occurr. In addition, upon completion of the Offer the market for the TELINT Shares may become less liquid. As a result, the price for any future transfer of TELINT Shares could be significantly lower than the price per share reflected by the exchange ratio applicable to the Offer.

In addition, unless the CNBV approves the cancellation of the TELINT Shares with the RNV, such shares will continue to trade on the BMV. Pursuant to Article 108 of the LMV, the CNBV may cancel the registration of any securities with the RNV in any of the events set forth in such provision, if it determines that the protection of the public’s interests has been ensured and the conditions set forth in such Article 108 have been satisfied.

Following the consummation of the Offer, the market liquidity of the TELINT Shares will be materially and adversely affected as a result of the cancellation of the registration of such shares with the RNV and the BMV, given that in all likelihood there will be no further active trading market in which to sell such shares. As a result, the Purchase Price of such TELINT Shares would be substantially lower than the price offered in connection with the Offer.

47

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

If you do not tender your TELINT Shares in connection with the Offer, you may in the future cease to receive dividend payments from TELINT

TELINT paid dividends in each of 2007, 2008 y 2009. Following the consummation of the Offer, TELINT could or AMX could cause TELINT to reduce or discontinue the payment of dividends and allocate the relevant resources to make business acquisitions or meet its payment obligations, including, without limitation, its obligations under any financing arrangement that AMX and TELINT or its subsidiaries may enter into from time to time. As a result, you should not assume that TELINT will continue to pay dividends on the TELINT Shares if you elect not to tender your TELINT Shares in connection with the Offer.

AMX’s failure to acquire a substantial majority of the outstanding capital stock of TELINT could affect its ability to complete any post-closing change in the organizational structure of the combined company, which could reduce or delay the cost savings or revenue benefits to the combined company

The Offer is not conditioned upon the acquisition of a minimum number of TELINT Shares. In addition, under Mexican law, AMX will only be permitted to apply for the cancellation of the registration of the TELINT Shares with the RNV and to delist such shares on the BMV if at least 95% (ninety five percent) of the holders of TELINT Shares vote favorably (it is the applicable threshold required by Mexican Law to request cancelation of the registration of shares with the RNV and its subsequent delisting from the BMV). As a result, AMX could complete the Offer but hold less than 100% (one hundred percent) of the TELINT Shares. The existence of minority shareholders at TELINT and the non-cancellation of the registration of the TELINT Shares with the RNV and the fact that TELINT Shares remain listed on the BMV, may generate additional expenses and result in administrative inefficiencies. For example, AMX may be precluded from conducting certain types of changes in the organizational structure of TELINT and its respective subsidiaries that would result in significant benefits to the combined entity. In addition, AMX may be required to maintain separate committees at the AMX and TELINT boards of directors, and may be subject to separate reporting requirements with Mexican authorities. In addition, all transactions between AMX and TELINT would be required under Mexican law to be on an arm’s length basis, which may limit AMX’s ability to achieve certain savings and to conduct the joint operations as a single business unit in order to achieve its strategic objectives. As a result, it may take longer and be more difficult to effect any post-closing change in the organizational structure and the full amount of the cost synergies and revenue benefits for the combined company may not be obtained or may only be obtained over a longer period of time. This may adversely affect AMX’s ability to achieve the expected amount of cost synergies and revenue benefits after the Offer is completed.

In case of consummation of the Offer, AMX may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with the Offer

Acquisition of TELECOM Shares by AMX may not achieve the business growth opportunities, revenue benefits, cost savings and other benefits that AMX anticipates. AMX believes the consideration for the Offers is justified by the benefits it expects to achieve by combining its operations with TELECOM and TELINT. However, these expected business growth opportunities, revenue benefits, cost savings and other benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

AMX may be unable to fully implement its business plans and strategies for the combined businesses due to regulatory restrictions. Each of AMX and TELINT is subject to extensive government regulation, and AMX may face regulatory restrictions in the provision of combined services in some of the countries in which it operates. For example, in Brazil, AMX’s and TELINT’s businesses are regulated by the Brazilian National Telecommunications Agency, or “Anatel”. Upcoming regulations by Anatel, which focus on

48

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

economic groups with significant market powers, would impose new cost-based methodologies for determining interconnection fees charged by operators in Brazil. AMX cannot predict whether Anatel will impose specific regulations that would affect its combined operations more adversely than they would affect its individual operations. In Mexico, Telcel is part of an industry-wide investigation by the Federal Competition Commission to determine whether any operators possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. TELECOM is the direct holder of approximately 59.4% (fifty nine point four percent) of the outstanding capital stock of Telmex, and AMX will be acquiring part of Telmex through the Offer. AMX cannot predict whether the Federal Competition Commission or other governmental entities would renew or revise its investigations to take into account the combined businesses.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by AMX to result from the business combination and the change of its organizational structure may not be achieved as expected, or at all, or may be delayed. To the extent that AMX incurs higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, its results of operations, financial condition and the price of its shares may suffer.

If you elect to participate in the Offer, you will receive limited-voting shares of AMX

Holders of TELECOM Shares who may elect to participate in the Offer will be entitled to subscribe Series L shares of the capital stock of AMX, which shares are not subject to and are not included in the Offer.

Pursuant to AMX’s bylaws, holders of the AMX L Shares may vote as a class to appoint two members of AMX’s board of directors and approve any matter affecting their rights as a class. In addition, they may vote together with the other series of shares to approve certain matters, including, among others, the transformation or merger of AMX, the transformation of AMX from one type of company to another, any merger involving AMX, the extension of the corporate life or the voluntary dissolution of AMX, any change in its corporate purpose, any change of nationality, the cancellation of registration of AMX’s shares with the BMV, and any transaction involving 20% or more of AMX’s consolidated assets.

For additional information regarding the AMX L Shares and a comparison between such shares and the A-1 TELECOM Shares, see Section 16 of this Offering Memorandum.

AMX’s shareholders will experience dilution as a result of the Offer

The issuance of shares at a price over book value results in an immediate dilution in the stockholders’ equity per share for any buyer who may subscribe such shares at the pre-established price in connection with the Offer. As a result, the book value per share for any investor who may elect to subscribe shares in connection with the Offer will differ from his initial contribution and will experience dilution in the net profit per share.

The fact that the AMX Shares may trade at a discount over book value is separate and different from the risk that AMX’s stockholders equity per share may decrease. AMX cannot predict whether its shares of stock will trade at above or below its it book value per share. Pursuant to AMX’s financial statements as of December 31, 2009, the subscription or reference price in the Offer is higher than the book value per AMX Share. See Section 24.2(h) of this Offering Memorandum.

See also “Risk Factors” in AMX’s Annual Report (pages 7 to 18), which is incorporated herein by reference.

49

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

16. RIGHTS OF THE SHAREHOLDERS

a. The TELINT Shares

According to TELINT’s Annual Report, TELINT’s capital is represented by Series A shares, Series AA shares, and Series L shares, no par value. All such shares are fully subscribed and paid-in.

The Series AA and Series A shares are full-voting shares. Holders of the Series L shares are entitled to vote only with respect to certain limited matters. Series “A” shares and Series “AA” shares carry identical rights except for the ownership restrictions imposed by the Series AA shares, which cannot be held by non-Mexican nationals. The Series AA must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, and in accordance with TELINT’s bylaws may only be acquired by Mexican investors.

Each Series AA and Series A share can be converted into a Series L share at the election of its holder, so long as the Series AA shares represent not less than 20% of the outstanding shares of stock or 51% of the aggregate number of Series AA and Series A shares. As of December 31, 2008, the Series AA shares represented 44.29% of the outstanding shares of stock and 95.13% of the aggregate number of Series AA and Series A shares.

b. The AMX Shares

As of the date hereof, AMX’s capital stock comprises Series AA common shares, Series A common shares, and Series L limited-voting shares, all of which have no par value and are issued in registered form. All of the outstanding shares of AMX are fully subscribed and paid-in. Any TELINT shareholder who may elect to participate in the Offer will be entitled to subscribe Series L shares of AMX, which shares are not included in the Offer.

Holders of the Series L shares are entitled to vote only in limited circumstances, including the transformation of AMX from one type of corporation to another, any merger involving AMX, the extension of its corporate life, its voluntary dissolution, any change in its corporate purpose, any change of nationality, the removal of AMX’s shares from listing on the BMV or any foreign stock exchange, and any other matter that may affect the rights of the holders of the Series L shares.

The Series AA shares, which must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, may only be held by investors who qualify as Mexican pursuant to Mexico’s Foreign Investment Law (Ley de Inversión Extranjera) and the bylaws of AMX. Each Series AA and Series A share may be exchanged, at the election of its holder, for one Series L share; provided, that the Series AA shares may not represent at any time less than 20% of AMX’s capital or less than 51% of the aggregate number of Series AA and Series A shares.

Absent the appointment of a director by the minority shareholders, the holders of the Series L shares, voting as a class pursuant to a resolution adopted at a special shareholders meeting convened to such effect, will be entitled to appoint two members of the Board of Directors of AMX and two alternates; provided, that the aggregate number of directors appointed by the minority shareholders and the holders of the Series L shares, as a class, may in no event exceed the aggregate percentage of the capital stock represented by the Series L shares, divided by 10.

50

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The following table contains a brief summary of the principal differences between TELINT’s Series A and Series L shares, and the AMX Shares:

TELINT A Shares	TELINT L Shares	AMX L Shares
Voting Rights

Holders of TELINT A Shares, together with the holders of TELINT AA Shares, are entitled to vote as a combined class for a majority of TELINT’s directors.	Holders of TELINT L Shares entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors.	Holders of AMX L Shares entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors.

Under Mexican law, holders of TELINT A Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of TELINT A Shares.	Under Mexican law, holders of AMX L Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of AMX L Shares.	Under Mexican law, holders of AMX L Shares are entitled to vote as a class on any action that would prejudice the rights of the holders of AMX L Shares.

Under Mexican law, holders of 20% or more of all outstanding TELINT A Shares would be entitled to request judicial relief against any such action taken without such vote.	Under Mexican law, holders of AMX L Shares, a holder of [20% or more of all outstanding] AMX L Shares would be entitled to judicial relief against any such action taken without such a vote.	Under Mexican law, holders of AMX L Shares, a holder of [20% or more of all outstanding] AMX L Shares would be entitled to judicial relief against any such action taken without such a vote.

Holders of TELINT A Shares, together with the beneficial holders of TELINT AA Shares, are entitled to vote as a combined class on all matters at any meeting of TELINT shareholders.

Each TELINT A Share may be exchanged at the option of the holder for one TELINT L Share, provided that the TELINT AA Shares may never represent less than 20% of TELINT’s capital stock.

Holders of TELINT L Shares are entitled to vote on the following matters together with the holders of the TELINT AA Shares and the TELINT A Shares. A resolution on any of these matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the TELINT AA Shares and the TELINT A Shares voting together:

•       the transformation of TELINT from one type of company to another;

•       any merger in which TELINT is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELINT (when TELINT is the surviving entity); and

•       cancellation of the registration of TELINT shares on the RNV, the BMV and any foreign stock exchange on which they are registered.

Holders of AMX L Shares are entitled to vote on the following matters together with the holders of the AMX AA Shares and the AMX A Shares. A resolution on any of these matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AMX AA Shares and the AMX A Shares voting together:

•       The transformation of AMX from one type of company to another;

•       any merger of AMX;

•       the extension of AMX’s corporate life;

•       AMX’s voluntary dissolution;

•       change in AMX’s corporate purpose;

•       transactions that represent 20% or more of AMX’s consolidated assets;

•       a change in AMX’s state of incorporation;

•       removal of AMX’s shares from listing on the BMV or any foreign stock exchange; and

•       any action that would prejudice the rights of holders of AMX L Shares.

Dividend Rights

Holders of TELINT A Shares are entitled to participate in dividend or other distributions at the time such dividend or other distribution is declared.	Holders of TELINT L Shares are entitled to participate in dividend or other distributions at the time such dividend or other distribution is declared.	Holders of AMX L Shares are entitled to receive a cumulative preferred annual dividend of Ps.0.00042 per share before any dividends are payable in respect of any other class of AMX’s capital stock.

If a dividend is paid after payment of the AMX L Share preferred dividend, such dividend must first be allocated to the payment of dividends to AMX A Shares and AMX AA Shares, in equal amounts, up to the amount of the AMX L Share preferred dividend, and then to all classes of shares, such that the dividend per share is equal.

51

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

TELINT A Shares	TELINT L Shares	AMX L Shares
Liquidation Preference

None.	None.

Upon liquidation, AMX L Shares are entitled to a liquidation preference equal to: (i) accrued but unpaid AMX L Share preferred dividends, plus (ii) Ps. 0.00833 per share (representing the capital attributable to AMX L Shares as set forth in AMX’s bylaws) before any other distribution is made.

Following payment in full of any such amount, holders of AMX AA Shares and AMX A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per AMX L Shares. Following payment in full of the foregoing amounts, all shareholders share equally, on a per share basis, any remaining amounts payable in respect of AMX’s capital stock.

Limitations on Share Ownership with Respect to non-Mexican Investors

Pursuant to TELINT’s bylaws, non-Mexican investors are not permitted to own more than 49% of TELINT’s capital stock.	Pursuant to TELINT’s bylaws, non-Mexican investors are not permitted to own more than 49% of TELINT’s capital stock.	On March 17, 2010, AMX’s shareholders approved an amendment to the company’s nationality, to preclude the participation of non-Mexicans therein. The AMX L Shares are “neutral” shares and, as such, do not constitute a foreign investment under Mexican law

Limitations on Share Ownership

TII A Shares and TII L Shares together cannot represent more than 80% of TELINT’s capital stock. At least 20% of TELINT’s capital stock must consist of TII AA Shares.	TII A Shares and TII L Shares together cannot represent more than 80% of TELINT’s capital stock. 20% of TELINT’s capital stock must consist of TII AA Shares.	AMX L Shares and AMX A Shares together cannot represent more than 80% of AMX’s capital stock. 20% of AMS’s capital stock must consist of AMX AA Shares.

Capital Increases and Preemptive Rights

Any capital increase must be represented by new shares of each series (including TII A Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting TII A Shares has a preferential right to subscribe to a sufficient number of TII A Shares to maintain that holders existing proportionate holdings of TII A Shares.

Any capital increase must be represented by new shares of each series (including TII A Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting TII A Shares has a preferential right to subscribe to a sufficient number of TII A Shares to maintain that holders existing proportionate holdings of TII A Shares.

Any capital increase must be represented by new shares of each series (including AMX L Shares) in proportion to the number of shares of each series outstanding.

In the event of a capital increase, except in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares, a holder of exiting AMX L Shares has a preferential right to subscribe to a sufficient number of AMX L Shares to maintain that holders existing proportionate holdings of AMX L Shares.

At the extraordinary shareholders meeting held March 17, 2010, AMX’s shareholders approved an amendment to AMX’s bylaws so as to include therein a provision precluding the participation of non-Mexican investors in AMX. The inclusion of such provision in AMX’s bylaws is a prerequisite for the consummation of the Offer and is necessary to comply with the provisions contained in TELECOM’s and Telmex’s bylaws. According to such provision, the ownership of AMX’s shares is reserved to Mexican investors within the meaning of the Foreign Investment Law. However, such provision is not applicable to AMX’s Series L shares, and an interim provision adopted concurrently therewith does not impose ownership restrictions upon the Series A shares issued prior to the aforementioned amendment.

52

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

17. MAINTENANCE OR CANCELLATION OF THE REGISTRATION

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

As described in this Section and in Section 18 below, if after the completion of the Offer the CNBV approves the cancellation of the TELINT Shares with the RNV and the BMV, but there are still any TELINT Shares held by the public, pursuant to Article 108(I)(c) of the LMV the Issuer will establish the Trust and transfer thereto, for a term of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares or funds sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, and cash resources in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the LMV.

The CNBV could resolve not to authorize the cancellation of the registration of the TELINT Shares notwithstanding that such cancellation may have been approved by TELINT’s shareholders. In either case, the TELINT Shares would continue to be listed for trading on the BMV.

Legal Provisions Applicable to the Cancellation

Article 108 of the LMV, which sets forth the procedure applicable to the cancellation of the registration with the RNV, provides that such cancellation will only be approved if in the CNBV’s opinion the protection of the publics’ interests has been ensured and all of the conditions set forth in such article have been met. In addition, pursuant to TELINT’s bylaws, the cancellation of the registration with the RNV must be carried out in strict adherence to the LMV and the General Rules.

Potential Cancellation Scenarios

Contingent upon the outcome of the Offer, following the consummation thereof and subject to the satisfaction of all the applicable legal requirements to ensure the protection of the public’s interests, and the approval of all the requisite corporate actions, and assuming that AMX will elect to cancel the registration of the TELINT Shares with the RNV, under applicable law AMX may proceed with such cancellation in accordance with either of the following scenarios:

A. Immediate Cancellation.

If warranted by the percentage of shares publicly held after the Offer, and subject to the approval of TELINT’s shareholders, AMX will immediately apply for the cancellation of the TELINT Shares with the RNV and the BMV. The requisite percentage would be at least 95% of the outstanding TELINT shares. However, if the holders of 95% (ninety five percent) or more of the outstanding TELINT Shares approve such cancellation but TELECOM does not meet all the other requirements set forth in Article 8 of the General Rules, including the 300,000 UDIs threshold set in respect of the publicly-held TELECOM Shares, TELECOM would be required to establish a trust in order to conduct a subsequent tender offer unless otherwise approved by the CNBV.

53

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

B. Deferred Cancellation.

If warranted by the percentage of shares publicly held after the Offer, in the CNBV’s opinion based upon the outcome of the Offer and a detailed review of the terms on which it was completed, AMX will consider conducting a subsequent public offer based on a price equal to the highest of:

•

the trading price of such shares on the BMV (which shall for these purposes be the weighted average trading price for the last 30 (thirty) days of reported trading activity for the TELINT Shares, within a period not to exceed the six (6) month-period immediately preceding the subsequent offer or, if the number of trading days within such period is less than 30 (thirty), then the number of days on which such shares were actually traded; or, absent any trading activity occurred during such period, the book value of such shares). For purposes of such determination, the relevant period will include the period subsequent to the announcement of the Offer and, accordingly, there is no guaranty that the resulting price will be equal or similar to the exchange ratio used in connection with the Offer; or

•	the book value of per TELINT Share, as the case may be, pursuant to the most recent quarterly report filed with the CNBV and the BMV prior to the commencement of the subsequent offer.

•

Notwithstanding the above, based upon TELINT’s financial condition and prospects, it may be requested to the CNBV authorization to determine the offering price in the subsequent offer upon other basis, subject to the submission of evidence of the approval of such basis by TELINT’s board of directors taking into consideration the opinion of its Audit and Corporate Governance Committee, together with a description of the reasons that justify such other price, and a report from an independent expert stating that such other price is consistent with the provisions of Article 108 of the LMV.

AMX cannot anticipate if, when or under what terms and conditions it will conduct a subsequent offer, or if the offering price in connection therewith will be similar to the price determined for purposes of the Offer.

AMX cannot determine if it will elect to maintain the TELINT Shares registered with the RNV and the BMV, or to cancel such registrations as a result of the outcome of the Offer, due to, among others, the following considerations:

•	AMX cannot determine the number of TELINT Shares it will acquire in connection with the Offer;

•

The Offer is not conditioned upon the acquisition of a minimum number of shares and, accordingly, subject to the terms and conditions set forth in the relevant offering documents, AMX will purchase any such number of TELINT Shares as may be tendered in connection therein;

•

AMX cannot guaranty that it will establish a trust upon consummation of the Offer. The creation of any such trust will depend on whether or not AMX elects to cancel the registration with the RNV based upon the outcome of such offers;

•

AMX cannot guaranty that it will request the cancellation of the registration of the TELINT Shares with the RNV following any subsequent offer. Any decision to such effect will be contingent upon the number of TELINT Shares acquired by AMX; and

54

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•

If the TELINT Shares cease to constitute publicly trades securities as a result of the cancellation of their registration with the RNV, any transfer of such shares by any individual, including any transfer effected through any trust established pursuant to Article 108 of the LMV, will be subject to the Mexican income tax. For additional information on the tax consequences associated with the transfer of shares through such trust, see Section 19(c) of this Offering Memorandum.

The time period it takes to effectively cancel the registration of shares with the RNV is undetermined. Generally, it may take up to two (2) months to initiate the process and it is not possible to determine how long it will take to culminate.

Corporate Rights

The exercise of various corporate rights, including the appointment of directors, the commencement of liability actions against the directors, the right to petition the issuance of notice of a shareholders meeting, the right to request a delay for voting with respect to a particular matter, and the right to challenge the resolutions adopted by the shareholders, requires ownership of a given percentage of the capital stock. Accordingly, upon completion of the Offer the number of shares held by persons other than AMX may not be sufficient to exercise such rights.

55

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

18. OPINIONS OF THE BOARD OF DIRECTORS AND THE INDEPENDENT EXPERTS

a. Opinion of TELINT’s Board of Directors

As disclosed by TELINT on March 19, 2010, pursuant to Article 101 of the LMV its Board of Directors, taking into consideration Merrill Lynch’s independent expert opinion and the opinion of TELINT’s Audit and Corporate Governance Committee, both to the effect that the exchange ratio and the Purchase Price offered by AMX in connection with the Offer are justified from a financial perspective and, accordingly, are fair to TELINT’s shareholders, determined that the exchange ratio and the Purchase Price for purposes of the Offer are fair and reasonable from a financial perspective.

In addition, pursuant to Article 101 of the LMV, all members of TELINT’s Board of Directors holding TELINT Shares have informed AMX that they and their related parties intend to participate in the Offer in the terms thereof, assuming that the economic situation and market conditions remain stable. To the best of AMX’s knowledge, TELINT’s Chief Executive Officer, Mr. Oscan Von Hauske, does not hold any TELINT Shares.

Finally, the members of TELINT’s Board of Directors indicated that, notwithstanding the fact that in their opinion they have no conflicts of interests in connection with the Offer, in order to avoid any potential perception as to the existence of any such conflict Messrs. Arturo Elías Ayub and Carlos Slim Domit decided to abstain from participating in any discussion with respect to the Offer, but were nevertheless in agreement with the resolution adopted by the remaining directors. TELECOM has informed AMX that it will not participate in the Offer.

b. Opinion of the Independent Expert Retained by TELINT

As reported by TELINT on March 19, 2010, TELINT’s Audit and Corporate Governance Committee confirmed Merrill Lynch’s appointment as independent expert advisor to TELINT’s Board of Directors for purposes of the issuance of an opinion as to the financial fairness of the exchange ratio and the Purchase Price proposed in connection with the Offer. Based upon the facts disclosed thereto, and the other considerations described in its opinion, a copy of which is attached hereto as Exhibit 26(b), Merrill Lynch advised TELINT’s Board of Directors that the exchange ratio and the Purchase Price offered to TELINT’s shareholders are reasonable. Recipients of this Offering Memorandum are advised to review Exhibit 26(b) hereto to fully understand such opinion, including the facts upon which it is based and any qualifications thereto. The contents of such opinion were disclosed by TELINT on April 19, 2010.

c. Opinion of AMX’s Financial Advisor, and Independent Expert for Mexican law purposes

On January 13, 2010, AMX’s Board of Directors issued a favorable opinion with respect to the commencement of the Offer by AMX, and resolved, among other things, to authorize AMX to retain a financial advisor as independent expert for purposes of the Offer (and also to act as independent expert fur purposes of, and in accordance with, Mexican law). On February 9, 2010, AMX’s Audit and Corporate Governance Committee issued a favorable opinion with respect to the commencement of the Offer by AMX. Likewise, it resolved, among other things, to ratify the appointment of Credit Suisse Securities (USA) LLC (“Credit Suisse”). Said appointment was approved by AMX’s Board of Directors on January 13, 2010. In connection with the Offer, Credit Suisse was requested (in its capacity as independent expert advisor engaged by AMX’s Board of Directors, in accordance with, and for purposes of, Mexican law) to issue for the information of AMX’s Board of Directors its opinion, from a financial perspective, as to the financial fairness of the consideration, in cash or in AMX Shares, offered by AMX to TELINT’s shareholders in connection with the Offer. On March 9, 2010, Credit Suisse issued its opinion to AMX Board of Director’s, stating that, as of the date thereto and, based upon the facts disclosed therein, and on other considerations included therein, a copy of which is attached hereto as Exhibit 26(a), the consideration, in cash of in AMX Shares offered to TELINT’s shareholders is reasonable from a financial perspective to AMX. The opinion was issued solely for the information of AMX’s Board of Directors for

56

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

purposes of evaluating the Offer from a financial perspective and not for the benefit of shareholders and is subject to several presumptions, qualifications, limitations and considerations. The opinion does not deal in any way with other aspects of the Offer, and does not purport to be a recommendation, and shall not be understood as a recommendation to the shareholders in connection with their participation in the Offer or any other matter.

57

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

19. TRUST FOR THE ACQUISITION OF SHARES SUBSEQUENT TO THE CANCELLATION OF THE REGISTRATION

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, upon consummation of the Offer AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

Pursuant to Article 108(I)(c) and other applicable provisions, upon cancellation of the registration of the TELINT Shares the Issuer will establish the Trust and transfer thereto, for a period of not less than six (6) months from the date of cancellation of the registration of the TELINT Shares with the RNV, a number of Series L AMX Shares and cash sufficient to enable the holders of any TELINT Shares not tendered in connection with the Offer and resources in cash, to subscribe such Series L shares based upon the same exchange ratio as in the Offer, in an amount sufficient to pay the Purchase Price in respect of any such TELINT Shares. Any TELINT shareholder that elects not to tender his/her TELINT Shares in connection with the Offer, or to subsequently transfer such shares to the aforementioned Trust, will become a shareholder of a privately held company. The TELINT Shares will lose their liquidity, which will in turn have a material adverse effect their market price.

58

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

20. TAX CONSIDERATIONS

The following summary contains a description of certain Mexican federal income tax consequences applicable to the Offer, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to participate in the Offer.

This discussion does not constitute, and should not be considered as, legal or tax advice to TELINT’s shareholders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico as in effect on the date of this Offering Memorandum.

The following considerations may not be applicable to all shareholders alike. Accordingly, TELINT’s shareholders should consult their own tax advisors as to the tax consequences of their participation in the Offer. AMX, the Issuer and the Intermediary assume no liability whatsoever in connection with the tax effects or obligations to those shareholders who may tender their TELINT shares in connection with the Offer.

a. Transfer of the TELINT Shares

Those holders of TELINT Shares that may decide to accept the Offer will transfer their shares for the benefit of AMX. Such transfer may be subject to tax consequences in Mexico.

For purposes of the applicable tax laws, the reference price for tax purposes should be equal to the reference price. However, the reference price may vary for any shareholder able to secure the resolution referred to in Article 26 of Mexico’s Income Tax Law.

The transfer of the TELINT Shares through the BMV in connection with the Offer may have, among others, the following tax consequences depending on the particular situation of each shareholder:

A. Individuals Residents of Mexico

Any individual resident of Mexico not covered by the exception to the condition set forth in Article 109(XXVI) of the Income Tax Law, will be exempt from Mexican income taxes on any gain obtained as a result of the transfer of his/her TELINT Shares through the BMV in connection with the Offer.

Article 109(XXVI) of the Income Tax Law provides for an exemption from taxation in connection with capital gains from the transfer of shares of Mexican issuers carried out through a stock exchange duly licensed in accordance with the LMV, or the transfer of shares of foreign issuers listed in any such exchange.

Notwithstanding the above, Article 109(XXVI) excludes certain transactions from such exemption. Among others, the following transactions remain subject to income tax payment obligations in Mexico: (i) certain transactions by any person or group of persons (as such terms are defined in the Income Tax Law by reference to the LMV) directly or indirectly holding 10% (ten percent) or more of the shares of stock of the relevant issuer or the ability to exercise the control thereof; and (ii) any transfer of shares other than through a stock exchange duly licensed in accordance with the LMV.

B. Non-Mexican Residents

Any income received by any non-Mexican resident as a result of the transfer of shares of Mexican issuers, among others, will be deemed to have originated in Mexico and will be subject to the Mexican income tax.

59

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Notwithstanding the above, non-Mexican residents will not be subject to Mexican income tax payment obligations to the extent they sell their shares through the BMV; provided that the relevant transaction is exempt from income tax obligations pursuant to the provisions contained in Article 109(XXVI) of the Income Tax Law, as described in the preceding paragraph.

Non-Mexican residents holding shares of the Issuer should be aware of the fact that, to the extent that they transfer such shares through the BMV in connection with the Offer, they may be subject to taxation pursuant to the applicable laws of their place or residence or country of origin. Such shareholders should consult with their own tax advisors as to the potential tax consequences of such transfer outside of Mexico.

Individuals or entities that are residents of a country that is party with Mexico to a treaty to avoid double taxation, may abide themselves of the benefits afforded by the applicable treaty by submitting evidence of their residence in such country for tax purposes, appointing a representative for tax purposes in Mexico, and giving notice of such designation to Mexican tax authorities, in addition to satisfying the requirements imposed by the applicable tax laws.

The tax consequences in Mexico from the transfer of TELINT Shares by non-Mexican residents may vary depending upon the availability of a treaty to avoid double taxation between Mexico and the home country of the relevant TELINT shareholder.

C. Mexican Resident Entities, and Non-Mexican Entities That Have a Permanent Establishment in Mexico

Gains obtained by legal entities that are residents of Mexico and non-Mexican Residents who have a permanent place of business in Mexico, as a result of the transfer of their TELINT Shares through the BMV in connection with the Offer, will be considered as taxable income for purposes of the determination of the income tax rate payable thereon.

The gain on the transfer of any shares by any legal entity resident of Mexico or any non-Mexican resident with a permanent place of business in Mexico, will be determined based upon the reference price per share and the average cost of each such share in terms of the applicable law, taking into consideration the particular circumstances of such person.

b. Subscription of the Series L AMX Shares

The subscription of the Series L AMX Shares by those TELINT shareholders participating in the Offer should not give rise to any income tax payment obligation in accordance with the Mexican tax laws in effect as of the date of this Offering Memorandum.

c. Transfer of Unregistered Securities

Assuming that TELINT’s shareholders will elect to tender their shares in connection with the Offer, AMX intends purchase up to 100% (one hundred percent) of the TELINT Shares and may file a petition to cancel the registration of such shares with the RNV and the BMV, subject to the consent of at least 95% (ninety five percent) of TELINT’s shareholders. Contingent upon the outcome of the Offer, and subject to the satisfaction of all the conditions set forth in the applicable laws to ensure the protection of the public’s interests, and the approval of the requisite corporate actions, AMX intends to file with the CNBV a petition to cancel the registration of the TELINT Shares and the TELINT Shares with the RNV and the BMV, so that such shares will no longer trade therein.

If the TELINT Shares cease to constitute publicly trades securities as a result of the cancellation of their registration with the RNV, any transfer of such shares by any individual, including any transfer effected through the Trust, will be subject to the Mexican income tax.

60

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

21. LEGAL CONDITIONS

By means of the Offer, AMX is inviting TELINT’s shareholders, during the period from the Commencement Date to the Expiration Date, to enter into a binding arrangement in the terms set forth in this Offering Memorandum. By participating in the Offer and tendering or causing their TELINT Shares to be tendered to Inbursa in accordance with the procedure set forth in this Offering Memorandum, TELINT’s shareholders fully and consent to the terms and conditions of the Offer as described in this Offering Memorandum. Such acceptance shall become irrevocable as of the Expiration Date.

On the Expiration Date, those TELINT shareholders who may have accepted the Offer and tendered or caused their TELINT Shares to be tendered in accordance with the procedure set forth in this Offering Memorandum will be deemed to have entered into a binding agreement subject to the terms and conditions set forth in this Offering Memorandum.

In addition, by participating in the Offer each TELINT shareholder represents, for the benefit of AMX, that (i) he/she holds all legal and valid title to the TELINT Shares tendered by him/her in connection with the Offer for purposes of participating therein in the terms and conditions set forth in this Offering Memorandum, (ii) there is no right of any third party attaching to the TELINT Shares tendered by him/her in connection with the Offer, which could limit or restrict such participation in any manner whatsoever, and (iii) there is no legal, regulatory or contractual provision that could limit or restrict the acquisition of his/her TELINT Shares by AMX in connection with the Offer, and/or the exercise by AMX of the rights pertaining to such TELINT Shares.

22. RECENT DEVELOPMENTS

For information concerning certain recent developments affecting AMX, see AMX’s Additional Reports, which are available for consultation through AMX at www.americamovil.com. For ease of reference, copies of such reports are attached as Exhibits 26(f) and 26(g) to this Offering Memorandum.

61

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

23. ADDITIONAL INFORMATION

In this section you will find certain additional information included in AMX’s Form F-4 Registration Statement under the Securities Act of 1933 (“Form F-4”), to be filed by AMX with the SEC in connection with the U.S. Offer. The information contained in this Section will be updated and/or amended in accordance with AMX’s Form F-4 as filed with the SEC.

AMX Selected Consolidated Financial Data

Form F-4 incorporates by reference AMX’s audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009. AMX’s consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas or “Mexican FRS”) and are presented in Mexican pesos. The financial statements of AMX’s non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to AMX’s audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to AMX, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and cash flow statements for the years ended 2008 and 2007 under U.S. GAAP.

Under Mexican FRS, AMX’s financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of AMX’s financial statements through 2007. See Note 2f to AMX’s audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. AMX plans to begin reporting financial statements in IFRS for the fiscal year ended December 31, 2010, although as of the date hereof it does not have any financial information available under the IFRS.

On December 13, 2006, AMX’s shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” AMX’s then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo,” with AMX. As a result of the merger, AMX assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and AMX has adjusted its financial information and selected financial information presented in this Offering Memorandum to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.

The selected financial and operating information set forth below has been derived in part from AMX’s audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, AMX’s audited consolidated financial statements and the Notes thereto incorporated by reference in Form F-4.

62

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	As of and for the year ended December 31,(1)
	2005(10)(12)		2006(10)(12)		2007(10)(11)(12)		2008(10)(12)		2009(10)
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	196,638	Ps.	243,005	Ps.	311,580	Ps.	345,655	Ps.	394,711
Operating costs and expenses		159,928		181,971		226,386		250,109		290,502
Depreciation and amortization		22,955		27,884		40,406		41,767		53,082
Operating income		36,710		61,034		85,194		95,546		104,209
Comprehensive financing income) cost		2,790		28		387		13,865		2,982
Net income		33,127		44,509		58,697		59,575		76,998
Earnings per share:
Basic(3)		0.92		1.25		1.67		1.74		2.35
Diluted(3)		0.92		1.25		1.67		1.74		2.35
Dividends declared per share(4)		0.37		0.10		1.20		0.26		0.80
Dividends paid per share(5)		0.37		0.12		1.20		0.26		0.80
Weighted average number of shares outstanding (millions)(6):
Basic		35,766		35,459		35,149		34,220		32,738
Diluted		35,766		35,459		35,149		34,220		32,738

U.S. GAAP
Operating revenues(7)	Ps.	183,417	Ps.	231,509	Ps.	299,335	Ps.	330,712	Ps.	377,589
Operating costs and expenses		149,415		172,170		220,294		237,737		275,392
Depreciation and amortization		25,037		30,020		46,698		43,961		55,139
Operating income		34,002		59,339		79,041		92,975		102,197
Comprehensive financing (income) cost		(140)		(1,084)		(267)		19,629		2,864
Net income		33,102		40,726		55,529		54,252		74,360
Earnings per share:
Basic(3)		0.92		1.15		1.58		1.58		2.27
Diluted(3)		0.92		1.15		1.58		1.58		2.27

Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	120,734	Ps.	143,090	Ps.	167,084	Ps.	209,897	Ps.	227,049
Total assets		249,171		328,325		349,121		435,455		453,008
Short-term debt and current portion of long-term debt		22,176		26,214		19,953		26,731		9,168
Long-term debt		68,346		89,038		84,799		116,755		101,741
Total shareholders’ equity(8)		77,909		113,747		126,858		144,925		177,906
Capital stock		36,565		36,555		36,552		36,532		36,524
Number of outstanding shares (millions)(6)(9)
AA Shares		10,915		10,859		11,712		11,712		11,712
A Shares		761		571		547		480		451
L Shares		23,967		23,872		22,638		21,058		20,121

U.S. GAAP
Property, plant and equipment, net	Ps.	136,871	Ps.	156,449	Ps.	177,424	Ps.	212,264	Ps.	227,349
Total assets		268,479		349,564		363,075		443,544		459,164
Short-term debt and current portion of long-term debt		22,176		26,213		19,953		26,731		9,168
Long-term debt		68,346		89,037		84,799		116,755		101,741
Capital stock		37,026		37,017		37,014		36,994		36,986
Total shareholders’ equity	Ps.	93,359	Ps.	125,593	Ps.	137,660	Ps.	151,895	Ps.	190,051

Subscriber Data:
Number of subscribers (in thousands)		93,329		124,776		157,287		186,568		204,761
Subscriber growth		52.70%		33.70%		23.20%		18.60%		9.8

63

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and AMX has adjusted its financial information and selected financial information presented in this prospectus to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.
(2)	Except per share, share capital and subscriber data.
(3)	AMX has not included earnings or dividends on a per ADS basis. Each AMX L ADS represents 20 AMX L Shares and each AMX A ADS represents 20 AMX A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts (except for 2009). For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” in the América Móvil 2008 Form 20-F. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All L Share figures have been adjusted retroactively to reflect a reduction in AMX L Shares as a result of AMX’s merger with Amtel. The increase in América Móvil Series AA shares (“AMX AA Shares”) between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with AMX’s merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive AMX L Shares or AMX AA Shares.
(7)	The differences between AMX’s Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of EITF 01-9, “Accounting Consideration Given by a Vendor to a Customer,” which AMX has applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 21 to AMX’s audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.
(10)	Note 2z.3 to AMX’s audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2008 and 2009. The pronouncements that became effective on January 1, 2008 and 2009, were fully implemented in the financial statements included in this prospectus. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to AMX’s financial statements for 2008 and 2009.
(11)	Beginning in 2007, AMX capitalizes interest under Mexican FRS.
(12)	Net income and shareholder’s equity information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. ASC 810 states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.

64

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

TELINT’s Selected Consolidated Financial Data

Form F-4 incorporates by reference the audited consolidated financial statements of TELINT as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. TELINT’s audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to TELINT’s audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to it; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, TELINT ceased to recognize the effects of inflation on its financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of TELINT’s financial statements. TELINT’s financial information for periods prior to December 31, 2007 is presented in constant pesos as of December 31, 2007, while its financial information for 2009 and 2008 is presented in nominal pesos. See Note 2(c) to TELINT’s audited consolidated financial statements. In TELINT’s financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

TELINT was established on December 26, 2007, pursuant to a procedure under Mexican law called an escisión, or the Escisión, which spun off the Latin American and yellow pages businesses of Telmex. The audited consolidated financial statements and the summary financial data provided below for the dates and periods prior to the effective date of the Escisión, which was December 26, 2007, under Mexican FRS, include the historical operations of the entities transferred by Telmex to TELINT in the Escisión that established TELINT. See Note 1 to TELINT’s audited consolidated financial statements.

The selected consolidated financial data set forth below have been derived from TELINT’s audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, TELINT’s audited consolidated financial statements and notes thereto included herein by reference to Form F-4.

65

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	Year ended December 31,
	2005		2006(2)		2007		2008(1)		2009(1)
	(2009 and 2008 in millions of Mexican pesos; previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	Ps.	61,346	Ps.	65,520	Ps.	67,760	Ps.	76,005	Ps.	92,540
Operating costs and expenses		54,177		62,204		57,430		67,082		81,488
Operating income		7,169		3,316		10,330		8,923		11,052
Net income		4,586		3,018		7,014		5,631		9,563
Majority interest		3,180		2,353		6,464		5,535		9,105
Earnings per share(3)		0.14		0.11		0.33		0.30		0.50
Weighted average number of shares outstanding (millions)		22,893		20,948		19,766		18,596		18,157

U.S. GAAP:
Operating revenues	Ps.	46,349	Ps.	53,924	Ps.	67,760	Ps.	76,005	Ps.	92,540
Operating costs and expenses		41,169		51,641		58,172		67,716		82,313
Operating income		5,180		2,283		9,588		8,288		10,227
Net income(4)		2,955		1,702		5,739		3,277		8,587
Earnings per share(3)		0.13		0.08		0.29		0.18		0.46
Dividends per share(5)		—		—		—		0.15		0.17

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	Ps.	44,198	Ps.	47,271	Ps.	50,494	Ps.	58,479	Ps.	80,124
Total assets		94,119		108,181		129,281		131,513		174,301
Short-term debt and current portion of long-term debt		1,711		4,932		4,713		14,728		12,667
Long-term debt		9,196		12,558		11,269		10,895		21,130
Total stockholders’ equity		61,898		61,697		85,534		80,125		99,485
Capital stock		—		—		17,829		17,173		16,978

U.S. GAAP:
Plant, property and equipment, net	Ps.	34,657	Ps.	42,053	Ps.	58,672	Ps.	65,349	Ps.	88,449
Total assets		67,470		89,340		136,177		135,141		186,841
Short-term debt and current portion of long-term debt		1,711		4,932		4,713		14,728		12,667
Long-term debt		6,645		9,923		10,855		10,411		20,677
Total stockholders’ equity(4)		44,504		51,956		91,563		85,837		111,948
Capital stock		—		—		17,829		17,173		16,978

(1)	New accounting pronouncements under Mexican FRS that became effective in 2009 and 2008 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(2)	TELINT’s results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, TELINT recorded (a) a charge of Ps. 4,210 million related to Embratel’s settlement of a dispute over Embratel’s liability for value added tax and (b) a provision of Ps. 1,467 million for penalties and monetary correction related to income tax on incoming international long distance service. Under other expenses (income), net TELINT recorded (a) other income of Ps. 3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of Ps. 1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.
(3)	Based on the weighted average numbers of shares of Telmex in 2007 and prior years. TELINT has not presented net income on a per ADS basis. Each TII L ADS represents 20 TII L Shares, and each TII A ADS represents 20 TII A Shares.
(4)	Information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. See Note 19 to TELINT’s audited consolidated financial statements. ASC 810 states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.
(5)	The dividend of Ps. 0.15 per share declared at the general shareholders meeting held in July 2008 was paid in equal installments of Ps. 0.075 per share. Holders of TII ADSs were paid a U.S. dollar equivalent of U.S.$0.144 per TII ADS in September 2008 and U.S.$0.111 per TII ADS in December 2008 (based on the exchange rate applicable on each payment date). The dividend of P.0.17 per share declared at the general shareholders’ meeting held in April 2007 was paid in equal installments of P.0.085 per share. Holders of TII ADSs were paid a U.S. dollar equivalent of U.S.$0.128 per TII ADS in August 2009 and U.S.$0.131 per TII ADS in November 2009 (based on the exchange rate applicable on each payment date).

66

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Telmex Selected Consolidated Financial Data

Telmex’s consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 17 to Telmex’s audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to it; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, Telmex ceased to recognize the effects of inflation on its financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of Telmex’s financial statements. Telmex’s financial information for periods through December 31, 2007 is presented in constant pesos as of December 31, 2007, while its financial information for 2009 and 2008 is presented in nominal pesos. See Note 1(II)(b) to Telmex’s audited consolidated financial statements. In Telmex’s financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

In December 2007, Telmex transferred its Latin American and yellow pages directory businesses to TELINT in the Escisión. The businesses Telmex transferred to TELINT are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Note 2 to Telmex’s audited consolidated financial statements.

The selected consolidated financial data set forth below have been derived from Telmex’s audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included herein by reference to Form F-4.

67

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	As of and for the year ended December 31,
	2009(2)		2008(2)		2007		2006		2005
	(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)
Income Statement Data:
Mexican FRS:
Operating revenues	Ps.	119,100	Ps.	124,105	Ps.	130,768	Ps.	129,755	Ps.	131,449
Operating costs and expenses		84,736		84,362		86,884		83,491		85,210
Operating income		34,364		39,743		43,884		46,264		46,239
Financing cost, net		4,314		9,233		3,349		3,770		5,699
Income from continuing operations, net of income tax		20,469		20,177		28,889		27,701		27,263
Income from discontinued operations, net of income tax		—		—		7,166		2,615		4,926
Net income		20,469		20,177		36,055		30,316		32,189

U.S. GAAP:
Operating revenues		119,100		124,105		130,768		129,755		131,449
Operating costs and expenses		87,128		85,749		89,983		87,676		89,782
Operating income		31,972		38,356		40,785		42,079		41,667
Income from continuing operations, net of income tax		19,818		19,782		28,985		27,087		26,221
Income from discontinued operations, net of income tax		—		2,173		6,848		1,081		3,100
Net income(3)		19,818		21,955		35,833		28,168		29,321

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net		104,305		112,865		120,649		124,613		130,088
Total assets from continuing operations		178,355		187,125		172,826		188,182		200,793
Total assets from discontinued operations		—		—		—		107,366		93,980
Total assets		178,355		187,125		172,826		295,548		294,773
Short-term debt and current portion of long-term debt		19,769		22,883		12,282		9,041		14,501
Long-term debt		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity		38,321		39,371		42,159		121,321		135,879
Capital stock		9,020		9,139		9,403		28,011		29,728

U.S. GAAP:
Plant, property and equipment, net		106,453		115,676		124,825		130,215		136,824
Total assets from continuing operations		167,453		177,033		163,263		183,815		207,272
Total assets from discontinued operations						132,191		87,807		70,466
Total assets		167,453		177,033		295,454		271,622		277,738
Short-term debt and current portion of long-term debt		19,769		22,883		12,282		9,041		14,501
Long-term debt		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity (3)		7,465		11,309		122,414		103,195		117,935
Capital stock		9,020		9,139		27,231		28,011		29,728

		December 31,
	2009		2008		2007		2006		2005
Operating Data:
Billed lines (thousands)(4)		15,882		17,589		17,800		18,251		18,375
Internet access accounts (thousands)		6,651		5,217		3,320		2,660		2,116
Billed lines per employee (4)		384.5		413.8		401.8		402.0		399.6
Domestic long-distance call minutes for the year (millions)		19,837		19,687		18,275		18,108		17,853
International long-distance call minutes for the year (millions)(5)		7,526		8,733		9,531		8,997		7,131
Total local calls (millions)		20,835		22,583		24,892		26,575		26,680
Prepaid telephone service cards sold (millions)		83		120		187		230		258

68

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(1)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.13.0587 per U.S. dollar, the exchange rate reported by Banco de México for December 31, 2009.
(2)	Note 1 to Telmex’s audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that became effective in 2009 and 2008. The pronouncements that became effective on January 1, 2009 and 2008 were fully implemented in the financial statements included in this prospectus. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(3)	Prior years were retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to ASC 810 Consolidation. See Note 17. “Differences between Mexican FRS and U.S. GAAP” to Telmex’s audited consolidated financial statements. ASC 810 states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.
(4)	Until 2008, includes lines with at least two months behind on bill payments.
(5)	Includes incoming and outgoing traffic.

69

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Comparative Per Share Market Data

AMX announced the TELINT Offer and the TELECOM Offer on January 13, 2010 after the close of the trading markets. The following tables present the market value of the TELINT Shares and ADSs (on an historical and equivalent per share basis) and the market value of the AMX Shares and ADSs (on an historical basis) as of January 13, 2010 [and April [—], 2010, the last trading date prior to this prospectus for which stock prices were available.] Shareholders are urged to obtain current market information regarding the AMX Securities and the TELINT Shares and ADSs and TELINT Shares and ADSs. The market prices of these securities will fluctuate during the pendency of this offer and the Mexican Offer and thereafter, and may be different from the prices set forth below at the expiration of this offer and at the time you receive our shares. See “Market Information” for further information about historical market prices of TELINT Shares and ADSs and AMX Shares and ADSs.

The economic terms of the TELINT Offer and the TELECOM Offer were determined by us based on the average closing prices of the AMX L Shares, the TELINT L Shares and the Series L Shares of Telmex (the “TMX L Shares”) on the BMV over the ten trading days ending at January 12, 2010, the day immediately prior to the announcement of AMX’s intention to make the offers. See “The Offers—Basis for Determination of the Consideration.”

TELINT L Shares and AMX L Shares

The following table presents the closing market prices per share as reported on the BMV for AMX L Shares and TELINT L Shares as of (1) January 13, 2010 [and (2) April [—], 2010].

	TELINT L Shares	AMX L Shares	TELINT L Shares
	Historical		Equivalent Basis
	Shares	Shares	Shares
(a) January 13, 2010	Ps. 11.40	Ps. 31.80	Ps. 11.86
(b) April [—], 2010	[—]	[—]	[—]

The “equivalent basis stock price” of TELINT L Shares represents the applicable market price for AMX L Shares on the corresponding date, multiplied by the exchange ratio of 0.373 AMX L Shares for one TELINT L Share.

TELINT A Shares and AMX L Shares

The following table presents the closing market prices per share as reported on the BMV for the AMX L shares and TELINT A Shares as of (1) January 13, 2010 [and (2) April [—], 2010].

	TELINT A Shares	AMX L Shares	TELINT A Shares
	Historical		Equivalent Basis
	Shares	Shares	Shares
(a) January 13, 2010	Ps. 11.01	Ps. 31.80	Ps. 11.86
(b) April [—], 2010	[—]	[—]	[—]

The “equivalent basis stock price” of TELINT A Shares represents the applicable market price for AMX L Shares on the corresponding date, multiplied by the exchange ratio of 0.373 AMX L Shares for one TELINT A Share.

70

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

TELINT L ADSs and AMX L ADSs

The following table presents the closing market prices per share as reported on the NYSE for AMX L ADSs and for TELINT L ADSs as of (1) January 13, 2010 [and (2) April [—], 2010].

	TELINT L ADSs	AMX L ADSs	TELINT L ADSs
	Historical		Equivalent Basis
	Shares	Shares	Shares
(a) January 13, 2010	$17.85	$50.01	$18.65
(b) April [—], 2010	[—]	[—]	[—]

The “equivalent basis stock price” of TELINT L ADSs represents the applicable market price for AMX L ADSs on the corresponding date, multiplied by the exchange ratio of 0.373 AMX L ADSs for one TELINT L ADSs.

TELINT A ADSs and AMX L ADSs

The following table presents the closing market prices per share as reported on the NYSE for AMX L ADSs and TELINT A ADSs as of (a) January 13, 2010 [and (b) April [—], 2010].

	TELINT A ADSs	AMX L ADSs	TELINT A ADSs
	Historical		Equivalent Basis
	Shares	Shares	Shares
(a) January 13, 2010	$17.82	$50.01	$18.65
(b) April [—], 2010	[—]	[—]	[—]

The “equivalent basis stock price” of TELINT A ADSs, below, represents the applicable market price for AMX L ADSs on the corresponding date, multiplied by the exchange ratio of 0.373 AMX L ADSs for one TELINT A ADSs.

71

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Comparative Historical and Unaudited Pro Forma Per Share Data

The following comparative tables present historical and unaudited pro forma per share data and should be read in conjunction with the audited consolidated financial statements of each of AMX, TELINT and Telmex, incorporated herein by reference to Form F-4, and with the Selected Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in Form F-4. The following unaudited pro forma information has been prepared based upon the same assumptions used in the preparation of the Selected Unaudited Pro Forma Condensed Combined Financial Information. The following information should be read in conjunction with the audited consolidated financial statements of AMX and TELINT incorporated by reference into this Offering Memorandum and the unaudited pro forma condensed financial information included elsewhere in this Offering Memorandum. The unaudited pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved if the Offer had occurred on the dates indicated nor is it necessarily indicative of the future results of operations or financial position of the integrated companies.

The following tables present historical, unaudited pro forma and unaudited pro forma equivalent per share data under Mexican FRS and U.S. GAAP. The amounts presented reflect the following:

•

Because holders of TII Securities may elect to receive cash rather than AMX Securities, we cannot predict the dilutive effect of the TII Offer. In the table below we have assumed a share-for-share exchange with no cash being paid. Refer to further discussion in Note 2(c) of the Unaudited Pro Forma Condensed Combined Financial Statements.

•

Pro-forma book value per share data assumes that both the TII Offer and the related CGT Offer occurred on December 31, 2009. Pro-forma earnings per share data and pro-forma dividend per share data assume that the TII Offer occurred on January 1, 2009, and the CGT Offer occurred on January 1, 2007. Refer to further discussion in Notes 1 and 4 of the Unaudited Pro Forma Condensed Combined Financial Statements.

•

Book value per share is computed by dividing total controlling interest shareholders’ equity by the number of historical shares outstanding at December 31, 2009. Pro-forma book value per share is computed by dividing total pro-forma controlling interest shareholders’ equity by the number of pro-forma shares outstanding at December 31, 2009. Refer to further discussion in Note 4 of the Unaudited Pro Forma Condensed Combined Financial Statements.

•

Dividends per share data are calculated by dividing total dividends per share paid by us by the total historical weighted average of number of shares outstanding during each year. Pro-forma dividends per share data is calculated by dividing total dividends per share paid by us by the total pro-forma weighted average of number of shares outstanding during each year. Refer to further discussion in Note 4 of the Unaudited Pro Forma Condensed Combined Financial Statements.

•	Equivalent basis information reflects historical amounts adjusted to reflect the applicable exchange ratios described in Note 1 of the Unaudited Pro Forma Condensed Combined Financial Statements.

•

The pro-forma combined columns reflect the effect of the CGT Offer (a common control transaction) [for all periods]. Because CGT does not prepare separate U.S. GAAP financial statements, a separate column for CGT historical amounts has not been presented below. Refer to further discussion in Note 3(d) to the Unaudited Pro Forma Condensed Combined Financial Statements.Year ended December 31, 2009.

72

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

For the year ended December 31, 2009
	AMX Histórical			TELINT						Pro forma combined, giving effect to the Offer and the TELECOM Offer
				Histórical			Equivalent
(in thousands of Ps.)
Mexican FRS
Earnings per share	Ps.	[	—]	Ps.	[	—]	Ps.	[	—]	Ps.	[	—]
Basic		[	—]		[	—]		[	—]		[	—]
Diluted		[	—]		[	—]		[	—]		[	—]
Dividend per share		[	—]		[	—]		[	—]		[	—]
Book value per share		[	—]		[	—]		[	—]		[	—]

U.S. GAAP
Earnings per share		[	—]		[	—]		[	—]		[	—]
Basic		[	—]		[	—]		[	—]		[	—]
Diluted		[	—]		[	—]		[	—]		[	—]
Dividend per share		[	—]		[	—]		[	—]		[	—]
Book value per share		[	—]		[	—]		[	—]		[	—]

For the year ended December 31, 2008
	AMX Histórical			Pro forma combined, giving effect to the Offer and the TELECOM Offer
Mexican FRS
Earnings per share	Ps.	[	—]	Ps.	[	—]
Basic		[	—]		[	—]
Diluted		[	—]		[	—]
Dividend per share		[	—]		[	—]
Book value per share		[	—]		[	—]

U.S. GAAP
Earnings per share		[	—]		[	—]
Basic		[	—]		[	—]
Diluted		[	—]		[	—]
Dividend per share		[	—]		[	—]
Book value per share		[	—]		[	—]

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following tables presents unaudited pro forma condensed combined financial information under Mexican FRS and U.S. GAAP, as indicated for the year ended December 31, 2009 for AMX, assuming the completion of the Offer and the TELECOM Offer. AMX is presenting the unaudited pro forma condensed combined financial information, prepared in accordance with Mexican GAAP and U.S. GAAP, to provide holders of TELINT Shares and ADSs with a picture of what the results of operations and financial position of the combined businesses of AMX, TELINT and TELECOM might have looked like had these exchange offers been completed on an earlier date. See “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus for an explanation of the basis of preparation of these data, including the assumptions underlying them and the limitations thereof.

73

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

As of and for the Year Ended December 31, 2009
(Ps. thousands)
Balance Sheet Data
Mexican FRS
Total assets	Ps. 820,614,060
Total capital stock	302,729,500
Operating revenue	578,474,099
Operating profit	149,898,813
Net income	105,435,829
Total capital stock

U.S. GAAP
Total capital stock	Ps. 420,519,993
Net income	98,112,870

Fractional Entitlements

Fractions of AMX L Shares or AMX L ADSs will not be issued to persons whose TELINT Shares and ADSs are exchanged in the U.S. Offer.

Regulatory Matters

AMX will not be obligated to purchase or exchange any tendered TELINT Shares pursuant to the U.S. Offer if it has not obtained any waiver, consent, extension, approval, action or non-action from any governmental, public, judicial, legislative or regulatory authority or agency or other party which is necessary to consummate the Offer and the other transactions contemplated by AMX shall not have been obtained (or shall have expired or otherwise ceased to be in full force and effect), or any such consent, extension, approval, action or non-action contains terms and conditions or imposes any requirement, or any limitations on the participation by any shareholder in the Offer, in either case unacceptable to AMX, in its reasonable judgment.

Mexican Regulatory Matters

AMX has made all necessary filings for the approval of the TELECOM Offer and the TELINT Offer by Mexican regulators, including the Federal Economic Competition Commission (Comisión Federal de Competencia Económica or “Cofeco”). On February 11, 2010, Cofeco informed AMX that the Cofeco board unconditionally authorized AMX to carry out the TELECOM Offer and the TELINT Offer.

U.S. Regulatory Matters

The TELINT Offer is not subject to the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). However, the TELECOM Offer was subject to the notification requirements of the HSR Act. On February 23, 2010 the Pre-Merger Notification Office at the U.S. Federal Trade Commission granted an early termination of the HSR Act waiting period.

Although the Offer is not subject to the notification requirements of the HSR Act, the Department of Justice, Antitrust Division or the U.S. Federal Trade Commission frequently scrutinize the legality under the antitrust laws of transactions such as the Offer. At any time before or after delivery of AMX Shares in the Offer, the Antitrust Division or the FTC could take whatever action under the antitrust laws it deems necessary or desirable in the public interest, including seeking to enjoin the delivery of AMX shares pursuant to the Offer, seeking the divestiture of TELINT Shares acquired by AMX pursuant to the TELINT Offer or seeking the divestiture of substantial assets of TELINT or TELECOM. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under some circumstances. Based upon an examination of information available to AMX relating to the businesses in which it, TELINT, TELECOM and their respective subsidiaries are engaged, AMX believes that the Offer will not violate U.S. antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge were made, what the result would be.

74

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

In addition, TELECOM’s subsidiaries that hold licenses and authorizations from the U.S. Federal Communications Commission (“FCC”) must submit post-closing notifications to the FCC for the transfers of control resulting from the Offer and the TELECOM Offer. The FCC typically processes as a routine matter such “pro forma” transfer of control applications and notifications, i.e., applications and notifications relating to transactions in which the ultimate controlling shareholder does not change. Nevertheless, there can be no assurance that interested parties will not seek to oppose one or more of the submissions, or that the FCC will not raise questions about the Offer or the TELECOM Offer, and there can be no assurance as to the outcome of any such opposition or review.

Other Regulatory Matters

Several of AMX’s subsidiaries, including those operating in Brazil, Argentina, Peru and Ecuador, will be required to formally notify the relevant regulatory authorities after the consummation of the Offer and the TELECOM Offer.

Except as set forth above, AMX is unaware of any other material regulatory approvals or other regulatory actions required for the consummation of the Offer and the TELECOM Offer and the other transactions contemplated by AMX. Should any such approval or other action be required, AMX currently contemplates that such approval or other action will be sought. AMX is unable to predict whether such approval or other action may determine that we are required to delay the acceptance for exchange or purchase of TELINT Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to TELINT’s business or certain parts of TELINT’s business might not have to be disposed of. Our obligation under the U.S. Offer to accept for payment or exchange and pay for shares is subject to the conditions as described above.

Material Relationships Among AMX, TELINT and AMX’s Executive

Officers, Directors and Major Shareholders

According to reports of beneficial ownership of the AMX Shares filed with the SEC on March 1, 2010, the Slim Family may be deemed to control AMX through their beneficial ownership held by a trust and another entity and their direct ownership of shares.

The following table identifies each owner of more than 5% of any series of AMX Shares as of February 28, 2010. Except as described in the table below and the accompanying notes, AMX is not aware of any holder of more than 5% of any series of its shares. Figures below do not include the total number of AMX L Shares that would be held by each shareholder upon conversion of the maximum number of AMX AA Shares or AMX A Shares, as provided for under AMX’s bylaws.

	AA Shares(1)		A Shares(2)		L Shares(3)		Combined A Shares and AA Shares(*)
Shareholder	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class	Shares Owned (millions)	Percent of Class
Control Trust.(4)	5,446	46.5	—	—	—	—	44.7
AT&T Inc.(5)	2,869	24.5	—	—	—	—	23.5
Inmobiliaria Carso(6)	696	5.9	—	—	—	—	5.7

(*)

The AMX AA Shares and AMX A Shares are entitled to elect together a majority of AMX’s directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

(1)	As of February 28, 2010, there were 11,712 million AMX AA Shares outstanding, representing 96.3% of the total full voting shares (AMX A Shares and AMX AA Shares).
(2)	As of February 28, 2010, there were 449 million AMX A Shares outstanding, representing 3.6% of the total full voting shares (AMX A Shares and AMX AA Shares).

75

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(3)	As of February 28, 2010, there were 20,033 million AMX L Shares outstanding.
(4)	Based on beneficial ownership reports filed with the SEC on March 1, 2010, the “Control Trust” is a Mexican trust, which directly holds AMX AA Shares for the benefit of the members of the Slim Family. Members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 1,779,218,535 AMX AA Shares and 2,469,735,195 AMX L Shares, representing 15.19% and 12.28%, respectively, of each series and 14.62% of the combined AMX A Shares and AMX AA Shares. According to such reports, none of these members of the Slim Family individually directly own more than 5% of any of AMX’s shares. According to reports of beneficial ownership of shares filed with the SEC on March 1, 2010, the Slim Family may be deemed to control AMX through their beneficial ownership of shares held by the Control Trust and Inmobiliaria Carso (defined below) and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(5)	Based on beneficial ownership reports filed with the SEC on June 20, 2008. In accordance with Mexican law and AMX’s bylaws, AT&T holds its AMX AA Shares through a Mexican trust. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.
(6)	Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico. Inmobiliaria Carso is a real estate holding company. The Slim Family beneficially owns, directly or indirectly, a majority of the outstanding voting equity securities of Inmobiliaria Carso. The Slim Family may be deemed to control AMX through their beneficial ownership held by the Control Trust and Inmobiliaria Carso and their direct ownership of shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report.

According to beneficial ownership reports filed with the SEC on March 1, 2010, Carlos Slim Helú is the beneficial owner of 433 million of AMX AA Shares and 264 million of AMX L Shares directly, and his son and chairman of AMX’s Board of Directors, Patrick Slim Domit, is the beneficial owner of 444 million AMX AA Shares and 516 million of AMX L Shares directly. In addition, according to beneficial ownership reports filed with the SEC, Carlos Slim Helú, together with his sons and daughters, including Patrick Slim Domit, may be deemed to control AMX through their beneficial ownership held by a trust and another entity and their direct ownership of shares.

[Except as described above, according to the ownership reports of shares or other securities or rights in AMX’s shares prepared by AMX’s directors and members of senior management and provided to AMX, none of AMX’s directors or executive officers is the beneficial owner of more than 1% of any class of AMX’s capital stock. Directors and members of senior management are requested to provide ownership information of shares of AMX or other securities or rights in AMX’s shares on a yearly basis.]

TELINT’s Major Shareholders

As of February 28, 2010, the TELINT AA Shares represented 45.1% of the total capital stock and 95.3% of the combined TELINT AA Shares and TELINT A Shares, which together are entitled to elect a majority of TELINT’s directors. The TELINT AA Shares are owned by (a) TELECOM, (b) AT&T International and (c) various other Mexican investors. According to reports of beneficial ownership of TELINT Shares filed with the SEC on January 27, 2010, TELECOM made be deemed to control TELINT.

The following table identifies owners of more than five percent of any class of TELINT Shares, based on shares outstanding as of February 28, 2010. Except as described below, AMX is not aware of any holder of more than five percent of any class of TELINT Shares.

76

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	AA Shares(1)		A Shares(2)		L Shares(3)		Combined A Shares and AA Shares(*)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(4)(5)	6,000	73.9%	92	23.3%	4,845	50.9%	71.6%
AT&T International(4)	1,799.5	22.2	—	—	—	—	21.1

(*)

The TELINT AA Shares and TELINT A Shares are entitled to elect together a majority of TELINT’s directors. Percentage figures for each shareholder are based on the number of shares outstanding as of the date of its most recently filed beneficial ownership report.

(1)	As of February 28, 2010, there were 8,115 million TELINT AA Shares outstanding, representing 95.3% of the combined TELINT A Shares and TELINT AA Shares.
(2)	As of February 28, 2010, there were 394 million TELINT A Shares outstanding, representing 6.5% of the combined TELINT A Shares and TELINT AA Shares.
(3)	As of February 28, 2010, there were 9,503 million TELINT L Shares outstanding.
(4)	Holders of TELINT A Shares and TELINT AA Shares are entitled to convert a portion of these Shares to TELINT L Shares, subject to the restrictions set forth in the bylaws.
(5)	Derived from reports of beneficial ownership filed with the SEC.

The following table sets forth the share ownership, as of February 28, 2010, of TELINT’s officers and directors who own more than one percent of any class of the capital stock. Carlos Slim Domit (chairman of the board of directors) may be deemed to have beneficial ownership of 6,000 million TELINT AA Shares, 92 million TELINT A Shares, and 4,845 million TELINT L Shares held by TELECOM and other companies that are under common control with us. Except as described below, we are not aware of any director, alternate director or executive officer who holds more than one percent of any class of its shares.

	AA Shares(1)		A Shares(1)		L Shares(1)		Combined A Shares of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	and AA Shares(*)	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000	73.9%	92.7	23.3%	4,845	50.9%	71.6%

(1)	Holders of TELINT AA Shares and TELINT A Shares are entitled to convert a portion of these Shares to TELINT L Shares, subject to the restrictions set forth in our bylaws. Based on reports of beneficial ownership filed with the SEC, 4,512,225,770 TELINT AA Shares and all TELINT A Shares, of which Carlos Slim Domit may be deemed to share beneficial ownership, could be converted to TELINT L Shares.
(2)	TELINT AA Shares and TELINT A Shares.
(3)	Includes 9,516,264 TELINT L Shares owned directly by Carlos Slim Domit.

Management Services

Each of Telmex and TELINT has a management services agreement with TELECOM for calendar 2010, under which TELECOM provides management, consulting and other similar services. Each agreement provides for TELECOM to receive an annual fee of U.S.$22.5 million. AMX does not currently have such an agreement with TELECOM, though it did through 2006.

AMX has an agreement with a subsidiary of AT&T under which that subsidiary provides consulting services and the parties negotiate compensation annually. AMX has paid U.S.$7.5 million in fees each year from 2007 through 2009 and expects to agree on the same price for 2010. Telmex and TELINT each had a similar agreement with certain subsidiaries of AT&T in 2009. AT&T’s subsidiaries have continued to provide services to TELINT and Telmex into 2010 and are planning to review and/or extend such agreements in the near future.

77

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Shareholder Agreements

AMX

AMX’s former controlling shareholder, Amtel, and a subsidiary of AT&T, as successors of TELECOM and SBC International, Inc., respectively, were parties to an agreement relating to their ownership of AMX AA Shares. Among other things, the agreement subjects certain transfers of AMX AA Shares by either party to a right of first offer in favor of the other party. The right of first offer does not apply to the conversion of AMX AA Shares to AMX L Shares or the subsequent transfer of AMX L Shares. The agreement also provides for the composition of the Board of Directors and the Executive Committee and for each party to enter into a management services agreement with AMX. The AMX L Shares that AT&T will acquire in the TELINT Offer will not be subject to the agreement.

According to reports of beneficial ownership of AMX shares filed with the SEC, the Slim Family the Control Trust expect to enter into amendments of the agreement with AT&T pursuant to which the Slim Family and the Control Trust will succeed to the rights and obligations of Amtel.

Telmex

A subsidiary of AT&T and TELECOM have a shareholders’ agreement relating to their ownership of TMX AA Shares, which among other things subjects certain transfers of TMX AA Shares by either party to a right of first offer in favor of the other party and provides for the composition of the board of directors and executive committee of Telmex.

TELINT

TELINT was established in a spin-off from Telmex in 2007. Following the spin-off, AT&T and TELECOM have continued to conduct themselves as though the existing shareholders agreement relating to Telmex also applies to TELINT. Though they have not entered into a new agreement relating to TELINT, they have stated that they expect to enter into such an agreement. Following the completion of the TELINT Offer, however, AMX does not expect that such an agreement will be necessary.

Related Party Transactions—Transactions with Telmex, TELINT and Subsidiaries

AMX has, and expects to continue to have, a variety of contractual relationships with Telmex, TELINT and their subsidiaries, including some of their international subsidiaries.

According to beneficial ownership reports filed with the SEC, Telmex and TELINT may be deemed to be under common control with AMX.

Continuing Commercial Relationships

Because both AMX, on the one hand, and Telmex or TELINT, on the other hand, provide telecommunications services in some of the same geographical markets, they have extensive operational relationships. These relationships include interconnection between their respective networks; use of facilities, particularly for our lease of premises owned by Telmex and the co-location of equipment in such premises; use of their private circuits; the provision of long distance services to their customers; and use of each other’s services. The most significant of these relationships are between Radiomóvil Dispa, S.A. de C.V. (“Telcel”) and Telmex in Mexico and between our Brazilian subsidiaries and Embratel Participações S.A. (“Embratel”), a subsidiary of TELINT that mainly provides fixed-line telecommunication services, in Brazil. Many of the agreements and arrangements are also subject to specific regulations governing telecommunications services. These relationships are subject to a variety of different agreements, which contain terms generally similar to those on which each company does business with unaffiliated parties.

78

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

These operational relationships are material to AMX’s financial performance. In 2009, Ps. 18,070 million of AMX’s total operating revenues were attributable to interconnection with Telmex and its subsidiaries, primarily representing payments under the calling party pays system arising from fixed-to-mobile calls. AMX had Ps. 274,481 million and Ps. 25,628 million in accounts receivable from Telmex and certain of its subsidiaries. AMX had Ps. 25,628 million in accounts receivable from TELINT and certain of its subsidiaries, and accounts payable of Ps. 615,804 million to TELINT and certain of its subsidiaries at December 31, 2009. Also in 2009, Ps. 7,218 million of AMX’s cost of services was attributable to payments to Telmex and its subsidiaries, primarily representing interconnection payments for long-distance calls carried by Telmex or its subsidiaries and use of facilities under leases and collocation agreements with Telmex or its subsidiaries.

In the ordinary course of business, AMX’s subsidiaries in Brazil lease real property from Embratel. The aggregate amount of consideration paid for these leases is approximately R$1.2 million on an annual basis. AMX may, from time to time, lease additional real estate from Embratel.

Telmex distributes Telcel handsets and prepaid cards on commercial terms, and Embratel provides call center services to the operating subsidiaries of Claro Participações S.A.

Other Commercial Relationships

In 2005, Telmex Argentina, S.A., a subsidiary of TELINT, and AMX Argentina, S.A. entered into an agreement for the construction of approximately 1,943 kilometers of fiber optic transmission lines in Argentina. The project concluded in 2009, representing a total cost of approximately Ps. 313,410 million (U.S. $24 million).

In 2005, AMX’s subsidiary, Claro Chile, S.A. and Telmex Chile Holding, S.A. (“Telmex Chile”), a subsidiary of TELINT, entered into an agreement for the provision of capacity and infrastructure by Telmex Chile for a period of 20 years. Pursuant to the agreement, Claro Chile pays a monthly disbursement of U.S.$17.5 million (Ps. 190.0 million). The amount recorded in the results of operations as of December 31, 2009 for this agreement was U.S.$265 million. (Ps. 3,640 million).

In November 2005, Embratel entered into an agreement with Claro Participações to provide backbone network capacity to our operating subsidiaries in Brazil for a period of 20 years. Pursuant to this agreement AMX’s subsidiaries in Brazil are required to pay Embratel a monthly fee that ranges between R$4.0 million and R$6.0 million (Ps. 24.5 million and Ps. 36.8 million), depending on the capacity provided under the agreement.

In 2006, Telmex Perú S.A., a subsidiary of TELINT, and América Móvil Perú, S.A.C., entered into a turnkey fiber optic network construction agreement in order to jointly build a fiber optic network along the coast of Peru of 2,823 kilometers for approximately Ps. 561 million (U.S.$43 million). The construction was awarded through a private bidding process to our affiliates Carso Infraestructura y Construcción, S.A. de C.V. (“CICSA”) and Grupo Condumex, S.A. de C.V. The project concluded in November 2009.

In 2007, Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”) began building a fiber optic network in Ecuador of approximately 1,200 kilometers. The project will be completed in different phases. The project entails the construction of the network by CICSA pursuant to an agreement between CICSA and Conecel. The total value of the agreement amounts to Ps. [—] million (U.S.$19 million). As of December 31, 2009, Conecel has paid CICSA fees amounting to Ps. [—] million (U.S.$[—] million). The project concluded in [—] 2009.

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The construction work and cable are valued at Ps. 503 million (U.S.$39.0 million). Once the work is finalized, we expect that AMX Argentina will enter into a 30-year

79

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

license for use agreement with Telmex Argentina, a subsidiary of TELINT. Additionally, TELINT transferred to us the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina as the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 2,100 (US$ 0.6 million).

The terms of these agreements are generally similar to those on which each company does business with unaffiliated parties.

Other Transactions

From time to time, AMX makes investments together with affiliated companies and sell or buy investments to or from affiliated companies. AMX has pursued joint investments in the telecommunications industry with Telmex.

Transactions Between Telmex and TELINT

In 2009, TELINT, through its subsidiaries, paid Ps. 997,231 (Ps. 1,479,216 in 2008 and Ps. 494,948 in 2007) to Telmex for services related to the yellow pages business, which include billing and collections and other administrative services, as well as an arrangement whereby TELINT has access to Telmex’s customer database for agreed fees.

Unaudited Pro Forma Condensed Combined Financial Information

The following Unaudited Pro Forma Condensed Combined Financial Statements give pro forma effect to the TELECOM Offer (a common control transaction) and the Offer (a purchase of non-controlling interest) as described below.

On January 13, 2010 AMX announced that it intended to conduct two separate but concurrent offers to acquire outstanding shares of TELINT and TELECOM. TELINT provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. TELECOM is a holding company with controlling interests in TELINT and Telmex, a leading Mexican telecommunications provider.

The two offers consist of the following:

•

The TELECOM Offer. The consideration in the TELECOM Offer will consist of 2.0474 AMX L Shares for each share of TELECOM. If all shareholders of TELECOM participate in the TELECOM Offer, AMX will issue 7,129 million AMX L Shares in the TELECOM Offer.

•

The TELINT Offer. The consideration in the TELINT Offer will consist of 0.373 AMX L Shares or Ps. 11.66, at the election of the exchanging holder, for each share of TELINT. TELECOM has announced publicly that it will not participate in the TELINT Offer. If all shareholders of TELINT other than TELECOM participate in the TELINT Offer and elect to receive shares, AMX will issue 2,639 million AMX L Shares in the TELINT Offer. If all shareholders of TELINT other than TELECOM participate in the offer and elect to receive the cash consideration, AMX will pay Ps. 82,495 million (US$6,317 million based on the December 31, 2009 exchange rate) in the TELINT Offer.

This condensed financial information was prepared from, and should be read in conjunction with, the following:

•	The audited consolidated financial statements of AMX as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

80

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•	The audited consolidated financial statements of TELINT as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

•	The audited consolidated financial statements of Telmex as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

The Unaudited Pro Forma Condensed Combined Balance Sheet combines the December 31, 2009 historical consolidated balance sheets of the entities giving effect to the TELECOM Offer as a merger between entities under common control, as discussed below. It gives effect to the TELINT Offer as a purchase of non-controlling interest (a shareholders’ equity transaction). The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the TELINT Offer and the TELECOM Offer were completed on December 31, 2009.

The Unaudited Pro Forma Condensed Combined Statements of Income give effect to the TELECOM Offer as if it had occurred on January 1, 2007. They also give effect to the TELINT Offer as if it had occurred on January 1, 2009.

The Unaudited Pro Forma Condensed Combined Financial Statements are presented based on historical Mexican FRS amounts, with pro-forma combined net income and pro-forma combined shareholders’ equity amounts reconciled to US GAAP.

The Unaudited Pro Forma Condensed Combined Financial Statements are based on information presently available, using assumptions that we believe are reasonable. The Unaudited Pro Forma Condensed Combined Financial Statements are being provided for information purposes only. They do not purport to represent our actual financial position or results of operations had the TELINT Offer and the TELECOM Offer occurred on the dates specified, nor do they project our results of operations or financial position for any future period or date.

The Unaudited Pro Forma Condensed Combined Statements of Income do not reflect any adjustments for operating synergies, transaction expenses or costs that may result from the TELINT Offer and the TELECOM Offer. In addition, pro forma adjustments are based on certain assumptions and other information that are subject to change as additional information becomes available. Accordingly, the amounts included in our financial statements published after the completion of the TELINT Offer and the TELECOM Offer may vary from the pro-forma amounts included herein.

81

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

AMÉRICA MÓVIL, S.A.B. de C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Elimination Entries (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanation	Pro-Forma Combined
Current assets:
Cash and cash equivalents	Ps.	27,445,880	Ps.	6,474,042	Ps.	14,379,768	Ps.	10,699,224	Ps.	—	Ps.	58,998,914	Ps.	—		Ps.	58,998,914
Accounts receivable, net		55,918,984		2,752,053		20,218,788		20,462,805		(5,591,403)		93,761,227					93,761,227
Derivative financial instruments		8,361		1,512,820		11,496,359						13,017,540					13,017,540
Related parties		468,096				894,535		4,000,119		(2,251,470)		3,111,280					3,111,280
Inventories, net		21,536,018				1,543,648		675,859				23,755,525					23,755,525
Other current assets, net		2,720,983		22,632		3,303,275		2,346,295				8,393,185					8,393,185

Total current assets		108,098,322		10,761,547		51,836,373		38,184,302		(7,842,873)		201,037,671		—			201,037,671

Plant, property and equipment		227,049,009		1,079,770		105,952,096		84,124,541				418,205,416					418,205,416
Licenses, net		42,582,531				918,341		12,740,656				56,241,528					56,241,528
Trademarks, net		3,974,527						1,815,916				5,790,443					5,790,443
Goodwill, net		45,805,279		8,631,267				14,399,481				68,836,027					68,836,027
Investments in affiliates, net		974,693		90,751,963		1,775,380		16,766,564		(90,873,316)		19,395,284					19,395,284
Deferred taxes		15,908,795		3,365,040				6,098,449		(551,119)		24,821,165					24,821,165
Other assets		8,614,805				17,873,187		170,828		(372,294)		26,286,526					26,286,526

Total assets	Ps.	453,007,961	Ps.	114,589,587	Ps.	178,355,377	Ps.	174,300,737	Ps.	(99,639,602)	Ps.	820,614,060	Ps.	—		Ps.	820,614,060

Liabilities and Shareholders’ Equity
Current liabilities:
Short term debt and current portion of long-term debt	Ps.	9,167,941	Ps.	3,361,740	Ps.	19,768,894	Ps.	12,667,266	Ps.	—	Ps.	44,965,841	Ps.	—		Ps.	44,965,841
Accounts payable and accrued expenses		97,086,585		2,960,702		12,602,060		17,488,978		(3,870,616)		126,267,709					126,267,709
Taxes payable		16,716,549		175,458		2,211,626		468,842				19,572,475					19,572,475
Related parties		1,045,155				1,602,128		3,320,070		(3,972,256)		1,995,097					1,995,097
Deferred revenues		16,240,451				1,104,175		4,494,451				21,839,077					21,839,077

Total current liabilities		140,256,681		6,497,900		37,288,883		38,439,607		(7,842,872)		214,640,199		—			214,640,199

Long-term liabilities:
Long-term debt		101,741,199		26,117,402		83,105,454		21,310,434				232,274,489					232,274,489
Deferred taxes		22,282,245		3,816,567		15,060,058		7,295,658		(654,645)		47,799,883					47,799,883
Deferred credits						466,696		4,991,473				5,458,169					5,458,169
Employee benefits		10,822,273				4,113,513		2,778,593		(2,559)		17,711,820					17,711,820

Total liabilities		275,102,398		36,431,869		140,034,604		74,815,765		(8,500,076)		517,884,560		—			517,884,560

Shareholders’ equity
Capital stock		36,524,423		20,462,452		9,020,300		55,015,542		(77,328,307)		43,694,410		106,698,656	Notes 2 (a), 2 (c) and 3 (c)		150,393,066

Retained earnings:
From prior years		38,952,974		27,436,668		7,907,079		11,215,607		(12,851,974)		72,660,354		(67,987,055)	Notes 2 (a) and 3 (c)		4,673,299
Current year		76,913,454		17,823,677		20,468,689		9,104,501		(31,392,142)		92,918,179					92,918,179

		115,866,428		45,260,345		28,375,768		20,320,108		(44,244,116)		165,578,533		(67,987,055)			97,591,478
Accumulated other comprehensive income		24,782,273		12,434,921		883,225		20,400,517		(22,553,052)		35,947,884					35,947,884

Total controlling shareholders’ equity		177,173,124		78,157,718		38,279,293		95,736,167		(144,125,475)		245,220,827		38,711,601	Note 3 (e)		283,932,428
Non-controlling interests		732,439				41,480		3,748,805		52,985,949		57,508,673		(38,711,601)	Note 3 (e)		18,797,072

Total shareholders’ equity		177,905,563		78,157,718		38,320,773		99,484,972		(91,139,526)		302,729,500		—			302,729,500

Total liabilities and shareholders’ equity	Ps.	453,007,961	Ps.	114,589,587	Ps.	178,355,377	Ps.	174,300,737	Ps.	(99,639,602)	Ps.	820,614,060	Ps.	—		Ps.	820,614,060

US GAAP adjustments (Note 5)		12,145,910				(30,855,922)		12,462,959				(6,247,053)		145,320,911	Note 3 (d)		139,892,554

Pro-Forma Shareholders’ Equity under US GAAP	Ps.	190,051,473	Ps.	78,157,718	Ps.	7,464,851	Ps.	111,947,931	Ps.	(91,139,526)	Ps.	296,482,447	Ps.	145,320,911		Ps.	442,622,054

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

82

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non- consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services
Air time	Ps.	118,949,020	Ps.	—	Ps.	45,027,811	Ps.	15,255,365	Ps.	—	Ps.	179,232,196	Ps.	—		Ps.	179,232,196
Interconnection		60,557,856				16,572,941		34,876,488		(25,776,078)		86,231,207		—			86,231,207
Monthly rent		75,585,846								(6,367)		75,579,479		—			75,579,479
Long-distance		23,301,403				20,804,790				(138,117)		43,968,076		—			43,968,076
Data						30,817,715		29,762,188		(241,426)		60,338,477		—			60,338,477
Value added services and other services		70,743,490		772,138		5,876,955		12,646,045		(2,487,380)		87,551,248		—			87,551,248
Sales of handsets and accessories		45,573,416								—		45,573,416		—			45,573,416

		394,711,031		772,138		119,100,212		92,540,086		(28,649,368)		578,474,099		—			578,474,099

Operating costs and expenses:
Cost of sales and services		165,039,738				45,955,140		48,421,032		(27,027,387)		232,388,523		—			232,388,523
Commercial, administrative and general expenses		72,380,031		27,611		20,830,245		21,540,979		(1,178,292)		113,600,574		—			113,600,574
Depreciation and amortization		53,082,307		55,315		17,950,768		11,526,288		(28,489)		82,586,189		—			82,586,189

		290,502,076		82,926		84,736,153		81,488,299		(28,234,168)		428,575,286		—			428,575,286

Operating income		104,208,955		689,212		34,364,059		11,051,787		(415,200)		149,898,813		—			149,898,813

Other expenses, net		(2,165,584)		42,593		(1,349,680)		(47,973)		(7,705)		(3,528,349)		—			(3,528,349)

Comprehensive result of financing:
Interest income		1,691,929		174,931		711,243		1,085,044		—		3,663,147		—			3,663,147
Interest expense		(7,410,314)		(1,226,951)		(6,122,328)		(2,365,641)		—		(17,125,234)		—			(17,125,234)
Exchange gain (loss), net		4,556,571		(538,468)		1,096,531		2,372,766		—		7,487,400		—			7,487,400
Other financing (cost) income, net		(1,820,110)		—		—		—		—		(1,820,110)		—			(1,820,110)

		(2,981,924)		(1,590,488)		(4,314,554)		1,092,169		—		(7,794,797)		—			(7,794,797)

Equity interest in net income of affiliates		195,714		19,098,194		254,680		1,889,386		(19,098,194)		2,339,780		—			2,339,780

Income before taxes on profit		99,257,161		18,239,511		28,954,505		13,985,369		(19,521,099)		140,915,447		—			140,915,447
Taxes on profit		22,259,308		415,834		8,485,522		4,422,481		(103,527)		35,479,618		—			35,479,618

Net income—Mexican FRS		76,997,853		17,823,677		20,468,983		9,562,888		(19,417,572)		105,435,829		—			105,435,829

US GAAP adjustments (Note 5)		(2,638,029)		Note 3 (d )		(650,473)		(976,367)				(4,264,869)		(202,756)	Note 3 (d)		(4,467,625)

Net income—US GAAP	Ps.	74,359,824	Ps.	17,823,677	Ps.	19,818,510	Ps.	8,586,521	Ps.	(19,417,572)		101,170,960		(202,756)		Ps.	100,968,204

Distribution of net income:
Controlling interest	Ps.	76,913,454	Ps.	17,823,677	Ps.	20,468,689	Ps.	9,104,501	Ps.	(19,417,572)	Ps.	104,892,749		(7,632,774)	Note 3 (e)	Ps.	97,259,975
Non-controlling interest (Note 3 (e))		84,399				294		458,387		—		543,080		7,632,774	Note 3 (e)		8,175,854

	Ps.	76,997,853	Ps.	17,823,677	Ps.	20,468,983	Ps.	9,562,888	Ps.	(19,417,572)	Ps.	105,435,829		—		Ps.	105,435,829

Distribution of net income under US GAAP:
Controlling interest	Ps.	74,278,317													Note 3 (d)	Ps.	93,138,784
Non-controlling interest (Note 3 (e))		81,507													Note 3 (d)		7,829,419

	Ps.	74,359,824														Ps.	100,968,204

Weighted average number of shares outstanding (in millions)		32,738													Note 3 (f)		42,506

Controlling Interest earnings per share—Mexican FRS	Ps.	2.35														Ps.	2.29

Controlling interest earnings per share—US GAAP	Ps.	2.27														Ps.	2.19

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

83

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2008

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non- consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services:
Air time	Ps.	99,258,566	Ps.	—	Ps.	48,982,383	Ps.	10,593,515	Ps.	—	Ps.	158,834,464	Ps.	—		Ps.	158,834,464
Interconnection		60,371,865				19,139,692				(26,308,965)		53,202,592		—			53,202,592
Monthly rent		66,805,611								—		66,805,611		—			66,805,611
Long-distance		20,624,128				24,535,033		31,592,774		(68,969)		76,682,966		—			76,682,966
Data						25,387,672		22,253,818		(245,999)		47,395,491		—			47,395,491
Value added services and other services		51,089,479		516,448		6,060,455		11,564,634		(2,173,306)		67,057,710		—			67,057,710
Sales of handsets and accessories		47,505,259										47,505,259		—			47,505,259

		345,654,908		516,448		124,105,235		76,004,741		(28,797,239)		517,484,093		—			517,484,093

Operating costs and expenses:
Cost of sales and services		146,025,037				46,566,053		38,972,801		(27,972,886)		203,591,005		—			203,591,005
Commercial, administrative and general expenses		62,316,415		11,367		19,863,006		19,141,283		(867,135)		100,464,936		—			100,464,936
Depreciation and amortization		41,767,309		19,712		17,933,207		8,967,605				68,687,833		—			68,687,833

		250,108,761		31,079		84,362,266		67,081,689		(28,840,021)		372,743,774		—			372,743,774

Operating income		95,546,147		485,369		39,742,969		8,923,052		42,782		144,740,319		—			144,740,319

Other expenses, net		(2,326,959)		2,380		(679,592)		(102,434)		(16,155)		(3,122,760)		—			(3,122,760)
Comprehensive result of financing:
Interest income		2,414,390		189,271		913,462		1,265,849		(1,513)		4,781,459		—			4,781,459
Interest expense		(8,950,562)		(2,050,980)		(7,652,427)		(1,508,463)		23		(20,162,409)		—			(20,162,409)
Exchange gain (loss), net		(13,686,423)		(1,157,041)		(2,493,729)		(1,878,262)		—		(19,215,455)		—			(19,215,455)
Other financing (cost) income, net		6,357,722		—		—		—		—		6,357,722		—			6,357,722

		(13,864,873)		(3,018,750)		(9,232,694)		(2,120,876)		(1,490)		(28,238,683)		—			(28,238,683)

Equity interest in net income of affiliates		109,416		16,096,955		(62,113)		190,519		(16,096,955)		237,822		—			237,822

Income before taxes on profit		79,463,731		13,565,954		29,768,570		6,890,261		(16,071,818)		113,616,698		—			113,616,698
Taxes on profit		19,888,337		239,817		9,591,659		1,259,333		7,039		30,986,185		—			30,986,185

Net income—Mexican FRS		59,575,394		13,326,137		20,176,911		5,630,928		(16,078,857)		82,630,513		—			82,630,513

US GAAP adjustments		(5,323,315)				(394,354)		(2,354,092)				(8,071,761)		(256,657)	Note 3 (d)		(8,328,418)

Net income—US GAAP	Ps.	54,252,079	Ps.	13,326,137	Ps.	19,782,557	Ps.	3,276,836	Ps.	(16,078,857)	Ps.	74,558,752	Ps.	(256,657)		Ps.	74,302,095

Distribution of net income:
Controlling interest	Ps.	59,485,502	Ps.	13,326,137	Ps.	20,176,936	Ps.	5,535,476	Ps.	(16,078,857)	Ps.	82,445,194		(9,491,989)	Note 3 (e)	Ps.	72,953,205
Non-controlling interest		89,892		—		(25)		95,452		—		185,319		9,491,989	Note 3 (e)		9,677,308

	Ps.	59,575,394	Ps.	13,326,137	Ps.	20,176,911	Ps.	5,630,928	Ps.	(16,078,857)	Ps.	82,630,513		—		Ps.	82,630,513

Distribution of net income under US GAAP:
Controlling interest	Ps.	54,170,219													Note 3 (d)	Ps.	65,600,174
Non-controlling interest (Note 3 (e))		81,860													Note 3 (d)		8,701,922

	Ps.	54,252,079														Ps.	74,302,095

Weighted average number of shares outstanding (in millions)		34,220													Note 3 (f)		41,359

Controlling Interest earnings per share—Mexican FRS	Ps.	1.74														Ps.	1.76

Controlling interest earnings per share—US GAAP	Ps.	1.59														Ps.	1.59

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

84

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2007

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services:
Air time	Ps.	87,522,245			Ps.	54,398,425	Ps.	7,873,585	Ps.	—	Ps.	149,794,255	Ps.	—		Ps.	149,794,255
Interconnection		58,554,255				22,603,745		—		(25,764,042)		55,393,958		—			55,393,958
Monthly rent		59,551,717								—		59,551,717		—			59,551,717
Long-distance		20,348,067				27,027,186		30,688,607		—		78,063,860		—			78,063,860
Data		—				22,280,016		19,771,404		—		42,051,420		—			42,051,420
Value added services and other services		40,359,659	Ps.	509,705		4,458,299		9,426,575		(2,662,737)		52,091,501		—			52,091,501
Sales of handsets and accessories		45,243,819								—		45,243,819		—			45,243,819

		311,579,762		509,705		130,767,671		67,760,171		(28,426,779)		482,190,530		—			482,190,530

Operating costs and expenses:
Cost of sales and services		132,373,998				48,905,671		33,451,671		(27,917,074)		186,814,266		—			186,814,266
Commercial, administrative and general expenses		53,605,408		19,671		19,552,442		16,207,483		(509,705)		88,875,299		—			88,875,299
Depreciation and amortization		40,406,018		—		18,425,285		7,770,805		—		66,602,108		—			66,602,108

		226,385,424		19,671		86,883,398		57,429,959		(28,426,779)		342,291,673		—			342,291,673

Operating income		85,194,338		490,034		43,884,273		10,330,212		—		139,898,857		—			139,898,857

Other expenses, net		(3,712,874)		2,696		(44,361)		(242,692)		—		(3,997,231)		—			(3,997,231)
Comprehensive result of financing:														—
Interest income		2,960,265		778,740		1,396,088		1,216,707		—		6,351,800		—			6,351,800
Interest expense		(7,696,967)		(2,889,253)		(6,615,400)		(1,630,535)		958,222		(17,873,933)		—			(17,873,933)
Exchange gain (loss), net		2,463,442		(86,873)		(643,137)		(3,107)		—		1,730,325		—			1,730,325
Monetary gain, net		5,038,406		731,786		2,513,085		140,781		—		8,424,058		—			8,424,058
Other financing (cost) income, net		(3,152,631)		958,222		—		—		(958,222)		(3,152,631)		—			(3,152,631)

		(387,485)		(507,378)		(3,349,364)		(276,154)				(4,520,381)					(4,520,381)

Equity interest in net income of affiliates		57,621		21,037,922		17,245		689,075		(21,037,922)		763,941		—			763,941

Income before taxes on profit		81,151,600		21,023,274		40,507,793		10,500,441		(21,037,922)		132,145,186		—			132,145,186
Taxes on profit		22,454,267		(310,215)		11,618,710		3,486,763		—		37,249,525		—			37,249,525

Income from continuing operations		58,697,333		21,333,489		28,889,083		7,013,678		(21,037,922)		94,895,661		—			94,895,661
Income from discontinued operations, net		—		—		7,166,312		—		(7,166,312)		—		—			—

Net income—Mexican FRS		58,697,333		21,333,489		36,055,395		7,013,678		(28,204,234)		94,895,661					94,895,661
US GAAP adjustments		(3,168,439)				(222,251)		(850,670)		318,021		(3,923,339)		(237,893)	Note 3 (d)		(4,161,232)

Net income—US GAAP	Ps.	55,528,894	Ps.	21,333,489	Ps.	35,833,144	Ps.	6,163,008	Ps.	(27,886,213)	Ps.	90,972,322	Ps.	(237,893)		Ps.	90,734,429

Distribution of net income:
Controlling interest		58,587,511		21,333,489		35,484,947		6,463,834		(28,204,164)		93,665,617		(15,683,687)	Note 3 (e)		77,981,930
Non-controlling interest		109,822		—		570,448		549,844		(70)		1,230,044		15,683,687	Note 3 (e)		16,913,731

	Ps.	58,697,333	Ps.	21,333,489	Ps.	36,055,395	Ps.	7,013,678	Ps.	(28,204,234)	Ps.	94,895,661		—		Ps.	94,895,661

Distribution of net income under US GAAP:
Controlling interest	Ps.	55,425,000													Note 3 (d)	Ps.	74,562,375
Non-controlling interest (Note 3 (e))		103,894													Note 3 (d)		16,172,054

	Ps.	55,528,894														Ps.	90,734,429

Weighted average number of shares outstanding (in millions)		35,149													Note 3 (f)		42,294

Controlling Interest earnings per share—Mexican FRS	Ps.	1.67														Ps.	1.84

Controlling interest earnings per share—US GAAP	Ps.	1.58														Ps.	1.76

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

85

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

1. Presentation of Unaudited Pro-Forma Condensed Combined Financial Information

AMX is a leading provider of wireless communications services in Latin America.

On January 13, 2010 AMX announced that it intended to conduct two separate but concurrent offers to acquire outstanding shares of TELINT and TELECOM. TELINT provides telecommunications services in Brazil, Colombia and other countries in Latin America. TELECOM is a holding company with controlling interests in TELINT and Telmex, a leading Mexican telecommunications provider.

The two offers consist of the following:

•

The TELECOM Offer. The consideration in the TELECOM Offer will consist of 2.0474 AMX L Shares for each share of TELECOM. If all shareholders of TELECOM participate in the TELECOM Offer, AMX will issue 7,129 million AMX L Shares in the TELECOM Offer.

•

The TELINT Offer. The consideration in the TELINT Offer will consist of 0.373 AMX L Shares or Ps. 11.66, at the election of the exchanging holder, for each share of TELINT. TELECOM has publicly announced that it will not participate in the TELINT Offer. If all shareholders of TELINT other than TELECOM participate in the TELINT Offer and elect to receive shares, AMX will issue 2,639 million AMX L Shares in the TELINT Offer. If all shareholders of TELINT other than TELECOM participate in the offer and elect to receive the cash consideration, AMX will pay Ps. 82,495 million (US$6,317 million based on the December 31, 2009 exchange rate) in the TELINT Offer.

If the TELINT Offer and the TELECOM Offer are completed, AMX will acquire controlling interests in TELECOM, TELINT (directly and indirectly through TELECOM) and Telmex (indirectly through TELECOM). The principal purpose of the TELINT Offer and the TELECOM Offer is to pursue synergies between AMX’s business and that of TELINT.

AMX, TELECOM and TELINT are indirectly under the control of the Slim Family.

The accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet is presented in order to present the pro-forma effects of the TELINT Offer and the TELECOM Offer as if they were consummated as of December 31, 2009. The accompanying Unaudited Pro-Forma Condensed Combined Statements of Income for each of the three years ended December 31, 2009 are presented in order to present the pro-forma effects of the TELECOM Offer as if it were consummated as of January 1, 2007. The accompanying Unaudited Pro-Forma Condensed Combined Statements of Income is also presented in order to present the pro-forma effects of the TELINT Offer as if it were consummated as of January 1, 2009.

The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented based on the provisions of Article 11 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”). In presenting the accompanying Unaudited Pro Forma Condensed Combined Financial Statements, AMX has not presented a column for the audited historical consolidated financial information of TELECOM. Instead, it has presented separate columns for the audited historical consolidated financial statements of AMX, Telmex and TELINT representing the substantial entirety of the assets and operations of the entities subject to the TELINT Offer and the TELECOM Offer. AMX has also presented a column for the unaudited non-consolidated (equity method accounting) financial statements of TELECOM, along with incremental disclosures for TELECOM’s indebtedness and derivatives. TELECOM has no significant assets or operations beyond its holdings in Telmex and TELINT. The TELECOM non-consolidated (equity method accounting) financial statements also include combined

86

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

amounts for two TELECOM majority (99.9%) owned subsidiaries (Empresas y Controles en Comunicaciones, S.A. de C.V., and Multimedia Corporativo, S.A. de C.V), which also have small holdings of shares of both Telmex and TELINT. Those subsidiaries have no operating revenues and their only assets are their equity investments in both Telmex and TELINT, and insignificant amounts of cash.

AMX has presented the accompanying Unaudited Pro Forma Condensed Combined Financial Statements for illustrative purposes only. The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the actual results of operations or financial position that would have occurred had the TELINT Offer and the TELECOM Offer occurred on the dates indicated, nor are they indicative of future operating results or financial position. No account has been taken within the Unaudited Pro Forma Condensed Combined Financial Statements of any operating synergies, transaction expenses or costs such as severance or restructuring costs that may result from the TELINT Offer and the TELECOM Offer.

2. Accounting for the TELINT Offer and the TELECOM Offer

a. Common Control - TELECOM Offer

The TELECOM Offer involves the share for share exchange of capital stock. Prior to the TELECOM Offer, 88.57% of TELECOM’s capital stock was indirectly owned by the Slim Family. That component of the TELECOM Offer has been accounted for as a transaction between entities under common control with balances and transactions being accounted for at historical cost on a basis similar to the accounting method previously known as a “pooling-of-interest” for all periods presented herein. In combining the historical financial statements of the companies, AMX has not adjusted any historical accounting policies, believing that they all reasonably conform. Prior to the TELECOM Offer, 11.43% of TELECOM’s capital stock was owned by investors other than the Slim Family. The acquisition of those shares has been accounted for at a share price of Ps. 31.13 as of March 31, 2010, with the resulting difference on the third party share acquisition being recorded as a charge to retained earnings in the amount of Ps. 24,546,586.

b. Repurchase of Non-Controlling Interests in TELINT - TELINT Offer

The TELINT Offer has been accounted for as a repurchase of non-controlling interest in the manner discussed in Note 3C below.

c. Pro-Forma Capital Stock

TELECOM’s historical combined capital stock as of December 31, 2009 prior to the TELINT Offer and the TELECOM Offer was Ps. 20,462,452, and was represented by Ps. 7,169,987 related to TELECOM and Ps. 13,292,465 related to Empresas y Controles en Comunicaciones, S.A. de C.V., and Multimedia Corporativo, S.A. de C.V. The latter amounts have been eliminated in the combination of the Unaudited Pro-Forma Condensed Combined Balance Sheet.

Pro-Forma capital stock balances reflect the following:

Historical carrying value of AMX capital stock	Ps.	36,524,423
Historical carrying value of 88.57% of TELECOM capital stock exchanged with Slim Family entities in the TELECOM Offer		6,350,457
Assumed value of 11.43% of TELECOM capital stock exchanged with third parties in TELECOM Offer		25,366,116
Assumed value of TELINT Offer shares (see Note 3(c) below)		82,152,070

Pro-Forma capital stock	Ps.1	50,393,066

In accounting for the issuance of the pro-forma shares, a pro-forma adjustment of Ps. 106,698,656 has been presented in the accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet. This adjustment primarily relates to the value assigned to capital stock issued to third parties.

87

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

3. Pro-Forma Adjustments

a. Elimination of Intercompany Transactions and Balances

Elimination entries have been made so as to combine the financial position and results of operations of the entities under common control. The amounts eliminated in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements include:

•

revenues, expenses, accounts payable, related party accounts payable, taxes payable, related parties accounts receivable and accrued liabilities, correspond to eliminations for transactions carried out between the entities under common control. The eliminations also contain the related income tax effects, if any. The primary services rendered and or received by the entities are: interconnection services, sales of handsets and accessories, long distance charges, sale of airtime, sale and lease of corporate links and networks, call traffic, lease of physical space, as well as other operating services, such as technical assistance;

•	TELECOM’s equity interests in both Telmex and TELINT as of December 31, 2009;

•	Reclassification of the equity of certain investors in Telmex from controlling interest equity to non-controlling interest as discussed in Note 3(e) below;

•

Discontinued operations recorded by Telmex during the year ended December 31, 2007 related to its spin-off of TELINT. Historical results of TELINT reflect a full year of operations during the year ended December 31, 2007;

•	Capital stock accounts of subsidiary companies as discussed above.

b. Income Taxes

The TELINT Offer and the TELECOM Offer are anticipated to be non-taxable to the combined companies.

c. Repurchase of TELINT Non-Controlling Interest

The pro-forma effects of the TELINT Offer have been reflected in the Unaudited Pro-Forma Condensed Combined Balance Sheet as of December 31, 2009. The pro-forma effects of the TELINT Offer have also been reflected in the Unaudited Pro-Forma Condensed Combined Statements of Income from January 1, 2009.

The repurchase of TELINT non-controlling interest has been assumed to be a share-for-share exchange on the terms disclosed above. This pro-forma exchange has resulted in a reduction in TELINT non-controlling interest to zero, an increase in AMX common shares of 2,639 million shares at a value of Ps. 31.13 per share as of March 31, 2010 (a total value of Ps. 82,152 million), with the resulting difference on the non-controlling interest acquisition being recorded as a charge to retained earnings in the amount of Ps. 43,440,469.

As indicated above, TELINT shareholders have the option to have their TELINT Securities repurchased either through an exchange of AMX shares or in cash at Ps. 11.66 per TELINT Security. While the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet assumes a share for share exchange, should the following levels of TELINT Securities elect to receive cash, AMX would be required to pay the following amounts in cash:

Percentage of Outstanding	Required TELINT Non-Controlling Interest Cash Payment

10%	Ps.	8,248
20%	Ps.	16,496
30%	Ps.	24,744
40%	Ps.	32,992
50%	Ps.	41,240
60%	Ps.	49,488
70%	Ps.	57,736
80%	Ps.	65,984
90%	Ps.	74,232
100%	Ps.	82,495

88

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The final accounting will be based on the share price on the date of exchange and actual results of the TELINT Offer and the TELECOM Offer. As a result, the actual amounts will differ from the pro-forma amounts presented herein.

d. Basis Differences of TELECOM’s Holdings in Telmex and TELINT

TELECOM has no other significant assets or operations beyond its holdings in Telmex and TELINT.

The only material difference between Mexican FRS and accounting principles generally accepted in the United States (“US GAAP”) as applied to the historical TELECOM financial statements relates to estimated amounts attributable to purchase accounting for a very large number of purchases of treasury shares by Telmex and TELINT over many years, and also TELECOM’s purchase of non-controlling interests in Telmex and TELINT over those years. Under Mexican FRS, the acquisition of non-controlling interest has been treated as an equity transaction. Under US GAAP in effect prior to January 1, 2009, purchases of minority interests represented a “step acquisition” that must be recorded utilizing the “purchase method”, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. Subsequent to January 1, 2009, Mexican FRS and US GAAP provide for similar accounting for the acquisition of non-controlling interest.

AMX has estimated this US GAAP pro-forma adjustment based on the excess of the cost over the carrying value of the numerous share purchases in Telmex and TELINT. Those excess amounts were then allocated to the underlying net assets based on overall assumptions, allocating three percent to fixed asset basis and approximately 97% to goodwill, which AMX believes is a reasonable estimation for the purpose of these Unaudited Pro-Forma Condensed Combined Financial Statements. Certain of these amounts were then depreciated and or amortized since the date of acquisition. Depreciation and amortization were applied to the adjustments as follows:

Asset Category	Depreciation Period

Property, plant and equipment	10 years
Goodwill, prior to 2002	20 years
Goodwill, subsequent to 2002	Not amortized

Pro-Forma depreciation expense was Ps. 289,652, Ps. 356,468 and Ps. 330,407 in each of the years ended December 31, 2009, 2008 and 2007, respectively. The pro-forma tax benefit over the depreciation expense was Ps. 86,896, Ps. 99,811 and Ps. 92,514 respectively. Therefore, the pro-forma net income adjustment in each of the years ended December 31, 2009, 2008 and 2007 amount to Ps. 202,756, Ps. 256,657 and Ps. 237,893 respectively.

In order to apply conformed accounting policies to the combined companies, for amounts incurred prior to

89

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

January 1, 2008 inflationary accounting was also applied consistent with Mexican FRS. While inflationary accounting is not applied under US GAAP, it has also not been eliminated in the reconciliation to US GAAP by any of the companies, in accordance with the Instructions to Form 20-F.

Impairment was evaluated giving consideration to whether the carrying amount of the US GAAP adjustment exceeds its recovery value. No impairment has been recorded during any of the periods presented in the Unaudited Pro Forma Condensed Combined Financial Statements.

The resulting difference between TELECOM’s shareholders’ equity under Mexican FRS and US GAAP was estimated at Ps. 146,139,607 (Ps. 145,320,911 net of pro-forma deferred income taxes) as of December 31, 2009 and has been applied as a pro-forma adjustment in the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet.

e. Non-Controlling Interests

Investors other than [—] own approximately 34.95% in Telmex.

When Telmex was reported on as a stand-alone entity, this equity was included as a component of controlling interest shareholders’ equity in its separate consolidated balance sheet. Upon completion of the TELINT Offer and the TELECOM Offer, Telmex will be an indirect consolidated subsidiary of AMX, and accordingly this equity has been reclassified (as part of the other pro-forma adjustments discussed above) and presented as a component of non-controlling interest in the final pro-forma numbers attached.

Prior to the completion of the TELINT Offer, investors other than [—] owned approximately 37.29% of TELINT.

Pro-forma non-controlling interest amounts as of December 31, 2009 are as follows:

AMX:
Non-controlling interest before the TELINT Offer and the TELECOM Offer	Ps.	732,439
Telmex:
Non-controlling interest before the TELINT Offer and the TELECOM Offer		41,480
Other investors, whose equity will become non-controlling interest		18,023,153

Pro-Forma Non-Controlling Interest	Ps.	18,797,072

In accounting for the acquisition of non-controlling interest, pro-forma adjustments of Ps. 38,711,601 have been reflected in the accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet so as to arrive at the ending Pro-Forma non-controlling interest amount disclosed above. This adjustment relates to the acquisition of Ps. 56,734,754 of TELINT non-controlling interests in the TELINT Offer and the addition of Ps. 18,023,153 of Telmex other investors controlling interest equity that would become part of AMX’s non-controlling interest after completion of the TELECOM Offer.

The amount of non-controlling interest in the accompanying Unaudited Pro-Forma Condensed Combined Statements of Income reflects the change in ownership resulting from the TELECOM Offer from January 1, 2007 and the TELINT Offer from January 1, 2009. These changes result in a pro-forma reclassification between controlling and non-controlling net income of Ps. 7,632,774, Ps. 9,491,989 and Ps. 15,683,687 during the years ended December 31, 2009, 2008 and 2007, respectively.

f. Earnings Per Share

Historical and pro-forma controlling interest earnings per share amounts have been presented for AMX both under Mexican FRS and under US GAAP. In presenting the pro-forma number of shares outstanding, AMX added the historical weighted average number of shares outstanding to the presumed number of shares issued in the TELECOM Offer for all periods presented (based on the proposed exchange rate), and in the TELINT Offer since January 1, 2009, as follows (in millions of shares):

	Historical Weighted Average Shares Outstanding	TELECOM Offer	TELINT Offer	Pro-Forma Shares Outstanding

Year ended December 31, 2007	35,149	7,145	—	42,294
Year ended December 31, 2008	34,220	7,139	—	41,359
Year ended December 31, 2009	32,738	7,129	2,639	42,506

90

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

4. Additional TELECOM Disclosures

a. Indebtedness

TELECOM’s long-term debt consists of the following:

	Weighted-average interest rate at December 31		Maturity	Balance at December 31
	2009	2008	From 2010 to	2009		2008
Debt denominated in U.S. dollars:
Secured loans	LIBOR + .20	LIBOR +.20	2012	Ps.	28,729,142	29,784,263

Total					28,729,142	29,784,263

Debt denominated in Mexican pesos:
Domestic senior notes	9.30%	9.30%	2010		750,000	750,000
Short-term domestic senior notes		10.25%	2008		—	3,934,917

Total					750,000	4,684,917

Total debt					29,479,142	34,469,180
Less short-term debt and current portion of long-term debt					3,361,740	3,934,917

Long-term debt				Ps.	26,117,402	30,534,263

TELECOM has several secured loans aggregating US$ 2,200 million that mature between 2010 and 2012. To secure the loans, TELECOM placed in trust 84.05 million ADRs representing 1,681 million TMX L Shares and TELINT L Shares. The loans bear interest at London Interbank Offered Rate (LIBOR) plus a spread, which ranged from 0.20% to 0.625% in 2009. TELECOM’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, commissions and taxes withheld) was approximately 6.67% (10.25% in 2008).

TELECOM’s long-term debt maturities at December 31, 2009 are as follows:

Year	Total
2011	Ps.	14,364,571
2012		11,752,831

	Ps.	26,117,402

b. Derivative Financial Instruments

TELECOM is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, TELECOM utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, since TELECOM has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

91

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

TELECOM’s derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which it has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

TELECOM’s derivative financial instruments consist of the following:

Interest-rate swaps

To offset its exposure to financial risks, TELECOM entered into interest-rate swaps. Under these contracts, the parties exchange cash flows on the amount resulting from applying the swap base amount to the agreed on rates. TELECOM agreed to receive the 28-day Mexican weighted interbank (TELINTE) rate and to pay fixed rates. The swaps are recorded in results of operations in accordance with the related market interest rates. At December 31, 2009 and 2008, TELECOM had interest-rate swaps for a total base amount of Ps. 9,400 and Ps. 9,000 million, respectively. For the year ended December 31, 2009, TELECOM recognized a net charge of Ps. 305,938 (Ps. 128,835 in 2008, and credit of Ps. 41,965 in 2007) as part of Comprehensive result of financing due to changes in the fair value of such instruments.

Cross currency swaps

At December 31, 2009, TELECOM also had cross currency swaps for a total of US$ 500 million. At December 31, 2009, TELECOM recognized a net expense for these swaps in Comprehensive result of financing of Ps. 215,095 (Ps. 114,844 in 2008). At December 31, 2007 TELECOM did not have cross currency swaps.

Forward contracts

As part of its hedging strategy, TELECOM uses derivatives to reduce the risk associated with exchange rate fluctuations on its U.S. dollar denominated transactions. In 2009, TELECOM entered into long-term exchange hedges, which, at December 31, 2009, cover liabilities of US$ 1,535 million (US$ 1,221 million in 2008). In 2009, TELECOM recognized a charge of Ps. 1,467,004 (credit of Ps. 4,699,452 in 2008, and expense of Ps. 579,701 in 2007) to results of operations for these hedges corresponding to exchange differences.

An analysis of the fair value of financial instruments at December 31, 2009 and 2008 is as follows:

	2009				2008
Instrument	Notional amount		Fair value		Notional amount		Fair value
	(in millions)				(in millions)
Cross currency swaps	US$	500	Ps.	1,240	US$	500	Ps.	1,613
Forwards dollar-peso	US$	1,535		154	US$	1,221		1,280
Interest-rate swaps in pesos	Peso	9,400		119		$9,000		280

Total			Ps.	1,513			Ps.	3,173

At December 31, 2009 the fair value of debt was estimated at Ps. 28,999,062.

92

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

5. US GAAP Adjustments

The consolidated financial statements of AMX, Telmex, TELINT and TELECOM are prepared in accordance with Mexican FRS, which differs in certain significant respects from US GAAP. Adjustments to reconcile the historical net income and historical shareholders’ equity of AMX, Telmex and TELINT are each presented separately and explained in the audited historical financial statements of those companies, and are summarized as follows:

	Net income for 2009		Net income for 2008		Net income for 2007		Shareholders’ Equity
AMX	Ps.	(2,638,029)	Ps.	(5,323,315)	Ps.	(3,168,439)	Ps.	12,145,910
Telmex		(650,473)		(394,354)		(222,251)*		(30,855,922)
TELINT		(976,367)		(2,354,092)		(850,670)		12,462,959

Total	Ps.	(4,264,869)	Ps.	(8,071,761)	Ps.	(4,241,360)	Ps.	(6,247,053)

*	represents US GAAP adjustments of Ps. 95,770 related to continuing operations, and (Ps. 318,021) related to discontinued operations. Amounts related to discontinued operations are ultimately eliminated in the presentation of pro-forma results.

Adjustments to reconcile the Mexican FRS and US GAAP net income and shareholders’ equity of TELECOM for the purpose of these pro-forma financial statements are presented as a pro-forma adjustment based on management’s estimate, and are explained in Note 3(d) above.

Information About América Móvil

AMX is the largest provider of wireless communications services in Latin America based on subscribers. As of December 31, 2009, we had 201.0 million wireless subscribers in 18 countries, compared to 182.7 million at year-end 2008. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making us the largest fixed-line operator in Central America and the Caribbean based on the number of subscribers.

Our principal operations are:

•

Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide mobile telecommunications service in all nine regions in Mexico. As of December 31, 2009, we had 59.2 million subscribers in Mexico. We are the largest provider of mobile telecommunications services in Mexico.

•

Brazil. With approximately 44.4 million subscribers as of December 31, 2009, we are one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. We operate in Brazil through our subsidiaries, Claro S.A. and Americel S.A., or “Americel,” under the unified brand name “Claro.” Our network covers the main cities in Brazil (including São Paulo and Rio de Janeiro).

•

Southern Cone. We provide wireless services in Argentina, Paraguay, Uruguay and Chile. As of December 31, 2009, we had 21.8 million subscribers in the Southern Cone region. We operate under the “Claro” brand in the region.

•

Colombia and Panama. We provide wireless services in Colombia under the “Comcel” brand. As of December 31, 2009, we had 27.7 million wireless subscribers and were the largest wireless provider in Colombia. We began providing wireless services in Panama in March 2009.

•

Andean Region. We provide wireless services in Peru and Ecuador. As of December 31, 2009, we had 17.8 million subscribers in the Andean region. We operate under the “Porta” brand in Ecuador and under the “Claro” brand in Peru.

•

Central America. We provide fixed-line and wireless services in Guatemala, El Salvador, Honduras and Nicaragua. Our Central American subsidiaries provide wireless services under the “Claro” brand. As of December 31, 2009, our subsidiaries had 9.6 million wireless subscribers, over 2.2 million fixed-line subscribers in Central America and 0.3 million broadband subscribers.

93

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•

United States. Our U.S. subsidiary, TracFone Wireless Inc., or “Tracfone,” is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 14.4 million subscribers as of December 31, 2009.

•

Caribbean. Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest telecommunications service provider in the Dominican Republic with 4.8 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2009. We provide fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand.

•

Puerto Rico. Telecomunicaciones de Puerto Rico, Inc., or “TELPRI,” through its subsidiaries, is the largest telecommunications service provider in Puerto Rico with approximately 0.8 million fixed-line subscribers, 0.8 million wireless subscribers and 0.2 million broadband subscribers as of December 31, 2009. We provide fixed-line and broadband services in Puerto Rico under the “PRT” brand and wireless services under the “Claro” brand.

•	Jamaica. Oceanic Digital Jamaica Limited, or “Oceanic,” provides wireless and value added services throughout Jamaica, with 0.4 million wireless subscribers as of December 31, 2009.

AMX is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with our principal executive offices at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México. Our telephone number at this location is (5255) 2581-4449.

Recent Developments

Regulatory Matters

In November 2008, Cofeco issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the CRT issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

See Note 15 to our audited consolidated financial statements for a description of our material legal proceedings.

94

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on certain telecommunication services we provide. Customers of those telecommunication services are responsible for the payment of this new tax. Telcel has filed legal proceedings against this new tax. We cannot predict the medium- to long-term effects of this new tax on our financial performance.

Information About TELINT

TELINT is a Mexican holding company, providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina, Peru and Colombia.

TELINT’s principal business is in Brazil, which accounts for nearly 80% of its total revenues. TELINT operates in Brazil through Embratel Participações S.A. and its subsidiaries. Throughout this prospectus, we refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel.

The following is a summary of TELINT’s business by geographic market:

•

Brazil. Through Embratel, TELINT is one of the leading providers of telecommunications services in Brazil. Its principal service offerings in Brazil include domestic and international long-distance, local telephone service, data transmission, direct-to-home (DTH) satellite television services and other communications services, though Embratel is evolving from being a long-distance revenue-based company to being an integrated telecommunications provider. Through Embratel’s high-speed data network, TELINT offers a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. In addition, through Embratel’s partnership in Net Serviços de Comunicação S.A., the largest cable television operator in Brazil, TELINT offers triple play services in Brazil, whose network passes approximately 10.8 million homes.

•

Colombia. TELINT operates in Colombia through Telmex Colombia S.A. and several cable television subsidiaries that TELINT has acquired beginning in October 2006 and whose network passes 4.9 million homes. TELINT offers pay television, data solutions, access to the Internet and voice services. TELINT also bundles these services through double and triple play offerings.

•

Argentina. In Argentina, TELINT provides data transmission, Internet access, and local and long-distance voice services to corporate and residential customers, data administration and hosting through two data centers and a yellow pages directory in print and on the Internet. Modular Internet and telephone access through WiMax in the 3.5 GHz frequency and GPON technologies is in the process of being deployed to service small- to medium-sizes businesses.

•

Chile. In Chile, TELINT provides to the small- and medium-sized business segment as well as to corporate customers data transmission, long-distance and local telephony, private telephony, virtual private and long-distance networks, dedicated Internet access and high capacity media services to business customers, along with other advanced services. TELINT services the residential market as well with long-distance telephone services, broadband, local telephony and pay cable and digital satellite television. TELINT’s nationwide wireless network in the 3.4-3.6 GHz frequency employs WiMax technology.

•

Peru. In Peru, TELINT provides data, Internet access, fixed-line telephony including domestic and international long-distance, public telephony, application-managed services for residential and corporate clients, virtual private networks, pay television as well as a yellow pages directory in print and on the Internet. Through its acquisition of cable television capabilities in Peru,

95

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

TELINT has a network that passes approximately 300,000 homes. TELINT recently began offering wireless telephony using CDMA 450 MHz technology in the interior provinces of the country. TELINT also employs a WiMax platform in the 3.5 GHz frequency.

•

Yellow pages. TELINT’s yellow pages business operates in five countries and it publishes a total of 181 directories. Of these, 127 directories are in Mexico with presence in all of the states and Mexico City, 48 directories are in 31 states of the United States with particular focus to Hispanic speaking markets, 2 directories are in Peru in the city of Lima, and 2 directories are in Argentina in the City of Buenos Aires. In Colombia, operations began in 2009 with 2 directories in the City of Cali.

•

Ecuador. TELINT entered the telecommunications market in Ecuador in March 2007 as a competitive alternative to local incumbents in the residential and business segments, and it offers a wide array of voice, data, and Internet services as well as pay television.

TELINT is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México. The telephone number of TELINT at this location is 52 (55) 5223-3200.

Recent Developments

Changes in Tax Rates

In Mexico, a general tax reform become effective on January 1, 2010, pursuant to which there will be a temporary increase in the corporate income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the tax year 2013 and a further reduction in 2014 to return to the current rate of 28%.

Board of Directors Changes

At the ordinary shareholders’ meeting held on December 15, 2009, the shareholders of TELINT accepted the resignation of Eric D. Boyer from the board of directors. Michael Bowling and Louis C. Camilleri were appointed as independent members of the board of directors at such meeting.

Acquisitions and Investments

In February 2009, TELINT paid Ps.77.1 million to Pedregales del Sur, S.A. de C.V. and Inmobiliaria Carso, S.A. de C.V., both related parties, to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., which sells print advertising. As a result of this acquisition, TELINT recorded an amount of Ps. 26,943 million as a contribution to stockholders.

In April 2009, TELINT paid Ps. 247.9 million to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V., a related party, to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition, TELINT recorded an amount of Ps. 91,434 million as a contribution to stockholders.

In December 2009, TELINT acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for Ps. 106.3 million.

96

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Information About TELECOM

TELECOM is a holding company the principal assets of which consist of shares of TELINT and shares of Telmex. Based on beneficial ownership reports filed with the SEC, TELECOM holds, directly or indirectly, 48.7% of the outstanding TMX L Shares, 23.3% of the outstanding TMX A Shares and 73.9% of the TMX AA Shares (in the aggregate, 59.4% of all outstanding shares of Telmex). As of February 28, 2010, TELECOM owned 50.9% of the outstanding TELINT L Shares, 23.3% of the TELINT A Shares and 73.9% of TELINT’s outstanding series AA shares (in the aggregate, 60.7% of all outstanding shares of TELINT).

Information About TELMEX

Telmex is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. Substantially all of Telmex’s operations are conducted in Mexico. Telmex owns and operates a fixed-line telecommunications system in Mexico, where it is the only nationwide provider of fixed-line telephone services. Telmex also provides other telecommunications and telecommunications-related services such as corporate networks, Internet access services, information network management, telephone and computer equipment sales and interconnection services to other carriers.

In September 2000, Telmex transferred its Mexican wireless business and foreign operations at the time to América Móvil in an escisión, or spin-off. Beginning in 2004, Telmex expanded its operations outside Mexico through a series of acquisitions in Brazil, Argentina, Chile, Colombia, Peru, Ecuador and the United States. In December 2007, Telmex transferred its Latin American and yellow pages directory businesses to TELINT in a second escisión.

Market Information

América Móvil

Our shares and ADSs are listed or quoted on the following markets:

AMX L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid

AMX L ADSs	New York Stock Exchange—New York Frankfurter Wertpapierbörse—Frankfurt

AMX A Shares	Mexican Stock Exchange—Mexico City

AMX A ADSs	NASDAQ National Market—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the AMX L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the AMX L ADSs on the New York Stock Exchange, or “NYSE.” Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

97

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	Mexican Stock Exchange				NYSE
	High		Low		High		Low
	(Mexican pesos per AMX L Share)				(U.S. dollars per AMX L ADS)
Annual highs and lows
2005	Ps.	16.15	Ps.	8.65	U.S.$	29.54	U.S.$	15.21
2006		24.13		15.21		44.40		27.00
2007		36.09		22.85		66.93		40.89
2008		35.09		16.29		66.75		23.63
2009		32.00		18.32		49.69		23.66

Quarterly highs and lows
2008:
First quarter	Ps.	34.35	Ps.	26.66	U.S.$	64.10	U.S.$	52.70
Second quarter		35.09		26.89		66.75		52.25
Third quarter		27.26		23.45		53.23		43.01
Fourth quarter		25.54		16.29		46.71		23.63

2009:
First quarter	Ps.	22.90	Ps.	18.32	U.S.$	34.12	U.S.$	23.66
Second quarter		25.84		19.57		39.07		29.10
Third quarter		31.16		24.88		47.66		37.17
Fourth quarter		32.00		28.99		49.69		42.63

Monthly highs and lows
2009:
October	Ps.	31.88	Ps.	28.99	U.S.$	48.82	U.S.$	42.63
November		31.96		29.87		49.24		45.07
December		32.00		30.03		49.69		46.59

2010:
January	Ps.	31.80	Ps.	27.59	U.S.$	50.01	U.S.$	42.94
February		29.76		28.39		45.89		43.38
March		31.47		28.30		50.81		44.90

Source: Bloomberg.

The table below sets forth, for the periods indicated, the reported high and low sales prices for the AMX A Shares on the Mexican Stock Exchange and the high and low bid prices for AMX A ADSs published by NASDAQ Stock Market, Inc., or “NASDAQ.” Bid prices published by NASDAQ for the AMX A ADSs are inter-dealer quotations and may not reflect actual transactions. Prices for all periods have been adjusted to reflect the three-for-one stock split effected in July 2005, but have not been restated in constant currency units.

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(Mexican pesos per AMX A Share)				(U.S. dollars per AMX A ADS)
Annual highs and lows
2005	Ps.	16.16	Ps.	8.74	U.S.$	29.48	U.S.$	15.09
2006		24.09		15.15		44.38		26.80
2007		35.94		22.81		66.95		40.88
2008		35.50		16.00		66.40		24.03
2009		32.09		17.91		49.97		23.44

Quarterly highs and lows
2008:
First quarter	Ps.	34.70	Ps.	26.80	U.S.$	64.00	U.S.$	52.31
Second quarter		35.50		27.00		66.40		52.15
Third quarter		27.23		24.10		53.17		43.03
Fourth quarter		25.35		16.00		46.50		24.03

2009:
First quarter	Ps.	22.47	Ps.	17.96	U.S.$	34.84	U.S.$	23.44
Second quarter		25.70		18.70		38.96		29.17
Third quarter		31.10		25.00		47.65		37.23
Fourth quarter		32.09		28.90		49.97		42.51

98

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	Mexican Stock Exchange				NASDAQ
	High		Low		High		Low
	(Mexican pesos per AMX A Share)				(U.S. dollars per AMX A ADS)
Monthly highs and lows
2009:
October	Ps.	31.80	Ps.	28.90	U.S.$	48.64	U.S.$	42.51
November		32.09		29.50		49.10		44.44
December		31.80		30.11		49.97		46.74

2010:
January	Ps.	31.80	Ps.	27.61	U.S.$	50.00	U.S.$	43.02
February		29.61		25.00		46.03		43.48
March		31.40		27.01		50.57		44.85

Source: Bloomberg.

TELINT

TELINT Shares and TELINT ADSs are listed or quoted on the following markets:

TELINT L Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid

TELINT L ADSs	New York Stock Exchange—New York

TELINT A Shares	Mexican Stock Exchange—Mexico City Mercado de Valores Latinoamericanos en Euros (LATIBEX)—Madrid

TELINT A ADSs	New York Stock Exchange—New York

The following table sets forth, for the periods indicated, the reported high and low sales prices for the TELINT L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the TELINT L ADSs on the NYSE. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				NYSE
	(Mexican pesos per TELINT L Share)				(U.S. dollars per TELINT L ADS)
	High		Low		High		Low
Annual highs and lows
2008	Ps.	9.54	Ps.	5.20	U.S.$	17.96	U.S.$	7.31
2009		12.15		4.98		18.98		6.43

Quarterly highs and lows
2008:
Third quarter	Ps.	8.35	Ps.	5.89	U.S.$	15.96	U.S.$	10.67
Fourth quarter		8.21		5.20		13.50		7.31

2009:
First quarter	Ps.	8.47	Ps.	4.98	U.S.$	12.73	U.S.$	6.43
Second quarter		8.83		6.30		13.10		8.92
Third quarter		9.98		7.70		14.79		11.25
Fourth quarter		12.15		8.41		18.98		12.50

Monthly highs and lows
2009:
October	Ps.	9.90	Ps.	8.41	U.S.$	15.03	U.S.$	12.50
November		10.20		8.70		15.86		13.13
December		12.15		10.01		18.98		15.55

2010:
January	Ps.	11.98	Ps.	11.29	U.S.$	18.88	U.S.$	17.55

99

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

	Mexican Stock Exchange		NYSE
	(Mexican pesos per TELINT L Share)		(U.S. dollars per TELINT L ADS)
	High	Low	High	Low
February	11.70	11.30	18.36	17.15
March	12.20	11.54	19.39	18.23

Source: Thompson Reuters.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the TELINT A Shares on the Mexican Stock Exchange and the reported high and low sales prices for the TELINT A ADSs on the NYSE. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				NYSE
	(Mexican pesos per TELINT A Share)				(U.S. dollars per TELINT A ADS)
	High		Low		High		Low
Annual highs and lows
2008	Ps.	9.23	Ps.	5.52	U.S.$	18.00	U.S.$	. 7.15
2009		11.96		5.25		18.75		6.30

Quarterly highs and lows
2008:
Third quarter	Ps.	7.88	Ps.	6.40	U.S.$	15.65	U.S.$	10.50
Fourth quarter		7.80		5.52		13.98		7.15

2009:
First quarter	Ps.	8.00	Ps.	5.25	U.S.$	12.50	U.S.$	6.30
Second quarter		8.30		6.25		12.90		8.51
Third quarter		9.60		7.75		14.88		11.27
Fourth quarter		11.96		8.70		18.75		12.87

Monthly highs and lows
2009:
October	Ps.	9.50	Ps.	8.70	U.S.$	14.76	U.S.$	12.87
November		9.90		8.90		15.77		13.00
December		11.96		10.05		18.75		15.52

2010:
January	Ps.	11.70	Ps.	11.00	U.S.$	19.17	U.S.$	17.25
February		11.60		10.51		18.25		17.01
March		11.85		10.51		19.06		17.75

Source: Thompson Reuters.

Trading On The Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation and operates under a concession from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”). Trading on the Mexican Stock Exchange takes place principally through automated systems between the hours of 8:30 a.m. and 4:00 p.m. Mexico City time, each business day. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the AMX A Shares, the AMX L Shares, the TELINT A Shares or the TELINT L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

100

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

INFORMATION CONCERNING THE CONTROL PERSONS,

DIRECTORS AND EXECUTIVE OFFICERS

OF AMÉRICA MÓVIL

1.	Control Persons of AMX. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each control person of AMX. The principal business address of each individual listed below is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México, D.F., México, 11000 and the business telephone number is +52 55 5625-4904. Each natural person listed below is a citizen of Mexico. During the past five years, none of the control persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment decree or final order enjoining the control persons from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Unless otherwise indicated, each such person has held his or her position set forth below for the past five years.

Name	Occupation

Carlos Slim Helú	Honorary lifetime chairman of the Board of Directors of AMX. Mr. Slim Helú is also chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo de América Latina, S.A.B. de C.V.

Carlos Slim Domit	Chairman of the Boards of Directors of Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V. Mr. Slim Domit also serves as Vice-Chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V.

Marco Antonio Slim Domit	Chairman and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V. Mr. Slim Domit also serves as director of Grupo Carso, S.A.B. de C.V., alternate director of Carso Global Telecom, S.A.B. de C.V.

Patrick Slim Domit	See “Directors of América Móvil” and “Biographical Information – Directors and Executive Officers” below.

María Soumaya Slim Domit	President of Museo Soumaya

Vanessa Paola Slim Domit	Private Investor

Johanna Monique Slim Domit	Private Investor

2.	Directors of AMX. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director of AMXl. The principal address of AMX and the current business address for each individual listed below is Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México and its telephone number at such office is (5255) 2581-4719. During the past five years, none of the control persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment decree or final order enjoining the control persons from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

101

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Name	Current Position

Patrick Slim Domit	Chairman and Member of the Executive Operations Committee in the U.S. and Puerto Rico.

Daniel Hajj Aboumrad	Director and Member of the Executive Committee and Investments Committee in the U.S. and Puerto Rico.

Mike Viola	Director.

Ernesto Vega Velasco	Director and Member of the Audit and Corporate Governance Committee.

Santiago Cosío Pando	Director and Member of the Executive Operations Committee in the U.S. and Puerto Rico.

Alejandro Soberón Kuri	Director, Chairman of the Audit and Corporate Governance Committee and Member of the Executive Operations Committee in the U.S. and Puerto Rico.

Rayford Wilkins	Director and Member of the Executive Committee.

Carlos Bremer Gutiérrez	Director and Member of the Audit and Corporate Practices Committee and the Executive Operations Committee in the U.S. and Puerto Rico

Pablo Roberto González Guajardo	Director and Member of the Audit and Corporate Practices Committee and the Executive Operations Committee in the U.S. and Puerto Rico

David Ibarra Muñoz	Director and Member of the Executive Operations Committee in the U.S. and Puerto Rico

3.	Executive Officers of AMX. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer of AMX. The principal address of AMX and the current business address for each individual listed below is Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320, México D.F., México and its telephone number at such office is (5255) 2581-4449. During the past five years, none of the control persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment decree or final order enjoining the control persons from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Current Position

Daniel Hajj Aboumrad	Chief Executive Officer

Carlos José García Moreno Elizondo	Chief Financial Officer

José Elías Briones Capetillo	Chief Accounting Officer

Carlos Cárdenas Blásquez	Latin American Operations

Alejandro Cantú Jiménez	General Counsel

4.	Biographical Information – Directors and Executive Officers. The following provides biographical information about the control persons, directors and executive officers of América Móvil.

102

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

5.	Patrick Slim Domit. Mr. Slim Domit served as Chief Executive Officer of Grupo Carso, S.A.B. de C.V., with its principal address at Miguel de Cervantes Saavedra 225, Colonia Granada, Delegación Miguel Hidalgo, 11520, Mexico, D.F., and Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., a telecommunications company, with its principal address at Parque Vía 190, Piso 10, Colonia Cuauhtémoc, Delegación Cuauhtémoc, 06599, Mexico, D.F. In addition, Mr. Slim Domit has served as a Chairman of América Móvil since 2004. Mr. Slim Domit also serves as director of Grupo Carso, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., and as alternate director of Teléfonos de México, S.A.B. de C.V. He is a citizen of Mexico.

6.	Daniel Hajj Aboumrad. Mr. Hajj Aboumrad’s principal occupation since 2000 has been serving as Chief Executive Officer of América Móvil. In addition, Mr. Hajj Aboumrad has served as a director of América Móvil since 2000. Mr. Hajj Aboumrad also serves as director of Grupo Carso, S.A.B. de C.V., and as alternate director of Carso Global Telecom S.A.B. de C.V. He is a citizen of Mexico.

7.	Mike Viola. Mr. Viola’s principal occupation since April, 2004 has been serving as Senior Vice President of Corporate Finance for AT&T, Inc., a telecommunications company, with its principal address at 208 S. Akard St., Dallas, TX. In addition, Mr. Viola has served as a director of América Móvil since 2009. Mr. Viola also serves as director of Teléfonos de México, S.A.B. de C.V. Mr. Viola is a citizen of the United States.

8.	Ernesto Vega Velasco. Mr. Vega Velasco has been in retirement since 2001. Mr. Vega Velasco has served as a director of América Móvil since 2007. Mr. Vega Velasco also serves as Chairman of Wal-Mart de México, S.A.B. de C.V., director of Kuo, S.A.B. de C.V., Dine, S.A.B. de C.V. and Grupo Aeroportuario del Pacífico, S.A.B. de C.V., and alternate director of Industrias Peñoles, S.A.B. de C.V. He is a citizen of Mexico.

9.	Santiago Cosío Pando. Mr. Cosío Pando’s principal occupation has been serving as President of Grupo Pando, S.A. de C.V., with its principal address at Lerdo 321, Colonia San Simón Tolnahuac, 06920. Mr. Cosío Pando has served as a director of América Móvil since 2008. He is a citizen of Mexico.

10.	Alejandro Soberón Kuri. Mr. Soberón Kuri’s principal occupation has been serving as Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., with its principal address at Avenida Industria Militar S/N, Grada 2, Acceso 2, Colonia Residencial Militar, Delegación Miguel Hidalgo, 11600, México, D.F. In addition, Mr. Soberón Kuri has served as a Director of América Móvil since 2000. Mr. Soberón Kuri also serves as chairman of the board of directors of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., since 1995. He is a citizen of Mexico.

11.	Rayford Wilkins. Mr. Wilkins’ served as Group President of AT&T from February 2005 through October 2008 and as CEO of the AT&T Diversified Businesses division from October 2008 to the present. AT&T is a telecommunications company with its principal address at 208 S. Akard ST., Dallas, TX. In addition, Mr. Wilkins has served as a director of América Móvil since 2005. Mr. Wilkins also serves as director of Telmex Internacional, S.A.B. de C.V. Mr. Wilkins is a citizen of the United States.

12.	Carlos Bremer Gutiérrez. Mr. Bremer Gutiérrez’s principal occupation has been serving as Chief Executive Officer of Value Grupo Financiero, S.A.B. de C.V., with its principal address at Avenida Bosques del Valle 106 Poniente, Colonia Bosques del Valle, 66250, San Pedro Garza García, Nuevo Léon, Mexico. In addition, Mr. Bremer Gutiérrez has served as a director of América Móvil since 2004. Mr. Bremer Gutiérrez also serves as director of Value Grupo Financiero, S.A.B. de C.V., since 1993. He is a citizen of Mexico.

103

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

13.	Pablo Roberto González Guajardo. Mr. González Guajardo’s principal occupation has been serving as Chief Executive Officer of Kimberly-Clark de Mexico, S.A.B. de C.V., with its principal address at Jaime Balmes 8, Piso 9, Colonia Los Morales Polanco, Delegación Miguel Hidalgo, 11510, México, D.F. In addition, Mr. González Guajardo has served as a director of América Móvil since 2007. Mr. González Guajardo also serves as director of Corporación Scribe, S.A.P.I. de C.V. and as alternate director of Kimberly Clark de Mexico, S.A.B. de C.V. He is a citizen of Mexico.

14.	David Ibarra Muñoz. Mr. Ibarra Muñoz served as Chief Executive Officer of Nacional Financiera, S.N.C., and served in the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público). In addition, Mr. Ibarra Muñoz has served as a director of América Móvil since 2000. Mr. Ibarra Muñoz also serves as director of Grupo Financiero Inbursa, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., and as alternate director of Grupo Carso, S.A.B. de C.V. He is a citizen of Mexico.

15.	Carlos José García Moreno Elizondo. Mr. García Moreno Elizondo has served as Chief Financial Officer of América Móvil since 2001. In addition, Mr. García Moreno Elizondo serves as director of Banco Inbursa, S.A. since 2002. He is a citizen of Mexico.

16.	José Elías Briones Capetillo. Mr. Briones Capetillo has served as Chief Accounting Officer of América Móvil since 2001. He is a citizen of Mexico.

17.	Carlos Cárdenas Blásquez. Mr. Cárdenas Blásquez has served as Executive Director of Latin American Operations of América Móvil since 2000. He is a citizen of Mexico.

18.	Alejandro Cantú Jiménez. Mr. Cantú Jiménez has served as General Counsel of América Móvil since 2001. In addition, Mr. Cantu Jiménez serves as corporate secretary of the Board of Directors of America Móvil since 2006. He is a citizen of Mexico.

104

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

24. INFORMATION REQUIRED BY EXHIBIT H OF THE GENERAL RULES

The Offer constitutes a concurrent tender and subscription offer and, as such, is subject to the information disclosure requirements set forth in Exhibit H of the General Rules, which information is included below. Although the participants in the Offer will subscribe Series L Shares of AMX, the Series L Shares of AMX are not the subject matter of the Offer and are deemed to constitute only an element thereof.

24.1 General

a. Glossary of defined terms

See the Glossary of Defined Terms included in this Offering Memorandum.

b. Executive Summary

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

c. Risk Factors

The Offer and the resulting subscription of the AMX Shares involve various material risks and consequences. Investors should carefully consider the risk factors described in this Offering Memorandum. Such risk factors are not the only ones to which AMX is exposed. There may be additional risks and uncertainties unknown to AMX or which AMX does not currently deem relevant but which could affect its business operations.

The information required to be included under this caption is deemed incorporated herein by reference to pages 7 to 18 of AMX’s Annual Report.

The risk factors incorporated herein by reference to AMX’s Annual Report have not been supplemented in any manner that could affect AMX’s financial condition and/or current strategy. Given AMX’s primary line of business, no environmental risk factors have been included therein.

For additional information on the risk factors relating to the Offer, see Section 15 of this Offering Memorandum.

d. Other Securities

Securities Registered with the RNV

AMX’s shares were first registered with the RNV and listed for trading on the BMV in February 2001. AMX has filed when due with the CNBV and the BMV all the quarterly and annual information required by the LMV and the General Rules. In addition, AMX has filed when due all the relevant event reports and complied with all the applicable ongoing information requirements set forth in the applicable Mexican laws.

Below is a list of AMX’s registered securities as of the date hereof:

•

Initial commercial paper (certificados bursátiles) program in the aggregate amount of Ps.5,000,000,000.00 (five billion Pesos), approved for registration by the CNBV on August 9, 2001. AMX has placed the following issues under such program:

Issue Amount (in millions of Pesos)		Trading Symbol	Date of Issue	Maturity
Ps.	1,500	AMX 01	August 10, 2001	August 10, 2006*
Ps.	1,750	AMX 01-2	October 11, 2001	April 24, 2003*
Ps.	1,750	AMX 01-3	October 12, 2001	October 5, 2006*

*	Repaid in full by AMX upon maturity.

105

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•

Second commercial paper (certificados bursátiles) program in the aggregate amount of Ps.5,000,000,000.00 (five billion Pesos), approved for registration by the CNBV on January 30, 2002. AMX has placed the following issues under such program

Issue Amount (in millions of Pesos)		Trading Symbol	Date of Issue	Maturity
Ps.	500	AMX 02	January 31, 2002	January 31, 2007*
Ps.	1,250	AMX 02-2	January 31, 2002	January 26, 2006*
Ps.	1,000	AMX 02-3	March 22, 2002	March 23, 2009*
Ps.	400	AMX 02-4	May 9, 2002	January 31, 2007*
Ps.	400	AMX 02-5	May 9, 2002	May 11, 2009*
Ps.	1,000	AMX 02-6	June 24, 2002	June 21, 2007*
Ps.	450	AMX 02-7	June 24, 2002	June 23, 2005*

*	Repaid in full by AMX upon maturity.

•

Third commercial paper (certificados bursátiles) program in the aggregate amount of Ps.5,000,000,000.00 (five billion Pesos), approved for registration by the CNBV on September 25, 2001. AMX has placed the following issues under such program

Issue Amount (in millions of Pesos)		Trading Symbol	Date of Issue	Maturity
Ps.	1,000	AMX 03	January 20, 2003	January 26, 2006*
Ps.	1,000	AMX 03-2	July 11, 2003	July 3, 2008*
Ps.	1,000	AMX 03-3	September 5, 2003	August 28, 2008*
Ps.	750	AMX 04	July 26, 2004	July 15, 2010
Ps.	1,000	AMX 04-02	July 26, 2004	July 17, 2008*

*	Repaid in full by AMX upon maturity.

•

Fourth commercial paper (certificados bursátiles) program in the aggregate amount of Ps.5,000,000,000.00 (five billion Pesos), approved for registration by the CNBV on August 9, 2001. The program’s registration expired without AMX having issued any securities thereunder.

•

Fifth revolving commercial paper (certificados bursátiles) program in the aggregate amount of Ps.10,000,000,000.00 (ten billion Pesos) or its equivalent in UDIs, approved for registration by the CNBV on April 11, 2006. AMX has placed the following issues under such program:

Issue Amount (in millions of Pesos)		Trading Symbol	Date of Issue	Maturity
Ps.	500	AMX 07	April 11, 2007	April 5, 2012
Ps.	2,500	AMX 07-2	November 1, 2007	October 28, 2010
Ps.	2,000	AMX 07-3	November 1, 2007	October 19, 2017
Ps.	2,500	AMX 08	March 7, 2008	February 22, 2018

•	AMX has placed 10 (ten) debt issues in the international securities markets, as follows:

Issue Amount (in millions)		Trading Symbol	Date of Issue	Maturity
US$	500	AMXLMM FLOAT 08	December 27, 2006	June 27, 2008*
Ps	8,000	AMXLMM 36 12/36	December 18, 2006	December 18, 2036
Ps	5,000	AMXLMM 9 01/16	October 5, 2005	January 15, 2016
US$	1,000	AMXLMM 6 3/8 03/35	February 25, 2005	March 1, 2035
US$	500	AMXLMM 5 3/4 01/15	November 3, 2004	January 15, 2015
US$	300	AMXLMM FLOAT 07	April 27, 2004	April 27, 2007*
US$	500	AMXLMM 4 1/8 03/09	March 9, 2004	March 1, 2009*
US$	800	AMXLMM 5 1/2 03/14	March 9, 2004	March 1, 2014
US$	600	AMXLMM 5 5/8 11/17	October 30, 2007	November 15, 2017
US$	400	AMXLMM 6 1/8 11/37	October 30, 2007	November 15, 2037
UF	4	AMXLMM 3 04/01/14	April 1, 2009	April 1, 2014
JPY	13	N/A	August 24, 2009	August 24, 2034
US$	750	AMXLMM 5 10/16/19	October 16, 2009	October 16, 2019

*	Repaid in full by AMX upon maturity.

106

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

•	Commercial paper program in the aggregate amount of Ps.10,000,000,000 (ten billion Pesos), maturing June 3, 2010, approved for registration by the CNBV on June 3, 2008.

•

Revolving commercial paper (certificados bursátiles) program in the aggregate amount of Ps.20,000,000,000.00 (twenty billion Pesos) or its equivalent in UDIs, approved for registration by the CNBV on September 9, 2008. AMX has placed the following issues under this program:

Issue Amount (in millions of Pesos/UDIs)		Trading Symbol	Date of Issue	Maturity
UDIS	516,443,800	AMX 08U	September 12, 2008	September 6, 2013
Ps.	3,000	AMX 08-2	September 12, 2008	September 6, 2013

•	Commercial paper program in the aggregate amount of Ps.10,000,000,000.00 (ten billion Pesos), maturing October 20, 2011, approved for registration by the CNBV on October 10, 2008.

Securities Registered in the International Markets

In addition, AMX’ shares and ADSs are registered with the SEC and listed for trading in the following markets:

Series L shares	LATIBEX
Series L ADSs	New York Stock Exchange
FWB Frankfurter Wertpapierbörse
Series L ADSs	NASDAQ National Market

Pursuant to the SEC’s rules and regulations concerning foreign issuers, AMX is required to file with the SEC various reports, including an annual report under Form 20-F and quarterly and relevant event reports under Form 6-K. Such documents are available for consultation over the Internet at www.sec.gov. As of the date hereof, AMX has filed when due all the ongoing information and relevant event reports required to be filed thereby pursuant to foreign applicable laws.

e. Public Documents

The information contained in this Offering Memorandum and the applications filed with the CNBV and the BMV are available for consultation at the Internet addresses of the CNBV and the BMV, ww.cnbv.gob.mx and www.bmv.com.mx, respectively.

AMX will make copies of such documents available to any investor upon written request addressed to Lago Alberto 366, Edificio Telcel I, Segundo Piso, Colonia Anahuac, 11320 Mexico, D.F., Mexico, attention Daniela Lecuona Torras, Investor Relations Department, telephone (5255) 2581-4449, email: daniela.lecuona@americamovil.com.

Additional information about AMX can be obtained at AMX’s Internet address, www.americamovil.com. Such information does not constitute part of this Offering Memorandum.

24.2 The Offer

a. Characteristics of the Securities

See Sections 5 and 15 of this Offering Memorandum.

b. Use of Proceeds

Not applicable.

107

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

c. Distribution Plan

Inbursa is the underwriter for the Offer. The AMX Shares may only be subscribed by those electing to participate in the Offer in the terms set forth in Section 5(j) of this Offering Memorandum.

Inbursa does not intend to enter into any management or syndication agreement in connection with the Offer.

Neither AMX nor Inbursa have knowledge of the intent of any of AMX’s principal shareholders, officers and directors to participate in the Offer and, accordingly, subscribe any AMX Shares. Pursuant to Article 201 of the LMV, the members of TELECOM’s board of directors and Chief Executive Officer have informed AMX that they and their related parties intend to participate in the Offer and tender the TELECOM Shares held by them. For additional information, see Section 17 of this Offering Memorandum.

The Offer is a concurrent tender and subscription offer and, as a result, any TELECOM shareholder who may wish to participate in the Offer and subscribe AMX Shares will have the right to so participate in the same terms and conditions as all other eligible shareholders, as described in this Offering Memorandum.

Inbursa currently maintains and may in the future maintain financial and other service relationships with AMX, for which it receives compensation on an arm’s length basis (including the compensation payable thereto in its capacity as the underwriter for the Offer). Inbursa believes that no such service poses a conflict of interest with AMX for purposes of the Offer.

[Letter]

d. Expenses

See Section 12 of this Offering Memorandum.

e. Capital Structure Following the Offer

See Section 13 of this Offering Memorandum.

f. Duties of the Trustee

Not applicable.

g. Persons Involved in the Offer

The following persons have provided advisory and consulting services in connection with the authorization of this Offering Memorandum and the Offer:

•	AMX;

•	Bufete Robles Miaja, S.C., as outside counsel;

•	Mancera, S.C., a Member Practice of Ernst & Young Global, as external auditors;

•	Inbursa, as the Underwriter.

AMX’s head of investor relations is Daniela Lecuona Torras, whose contact information is as follows: Lago Alberto 366, Edificio Telcel I, Segundo Piso, Colonia Anáhuac, 11320, Mexico, Federal District, Mexico, telephone +(5255) 2581-4449, email: daniela.lecuona@americamovil.com.

None of the aforementioned persons holds a direct or indirect interest in AMX.

108

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

h. Dilution

The amount of the dilution effect and percentage of share subscription is detailed below and calculated in accordance with the requirements set forth in the Circular Única de Emisoras resulting from the difference between the theoretical subscription price and the per share book value, taking into consideration AMX’s financial statements as of December 31, 2009. Likewise, the amount effect and percentage for current shareholders that are not going to participate in the Offer are provided, as well as the dilutive effect in gross revenues and per share book value resulting from increase in the outstanding shares.

As of December 31, 2009, the AMX per share book value was Ps.5.54 per share. The AMX per share book value represents the accounting value of AMX’s total assets minus its total liabilities, divided into AMX’s total outstanding shares as of the date of calculation. The AMX per share pro forma book value at December 31, 2009, will increase in Ps1.69 per AMX Share (without consider Offer expenses and commissions), the later:

•	after giving effect to share subscription at the TELECOM Offer reference value; and

•	after giving effect to share subscription at the Offer reference value, assuming all shareholders decide to participate and non receive cash.

This amount represents for AMX existing shareholders an immediate theoretical increase of Ps.1.69 in per share book value and for new investors who subscribe at the reference value in the TELECOM and TELINT Offers this will represent an immediate theoretical dilution of Ps.24.03 in the investment value without considering the current book value for both TELECOM and TELINT.

The following table shows the dilution in book value:

Pesos per Share

AMX Reference Value in the Offers	Ps.31.26
Book Value before Offers	Ps.5.54
Increase in book value resulting from share subscription	Ps.1.69
Book Value alter Offers	Ps.7.23
Dilution in purchase book value	Ps.24.03

* Assumes outstanding AMX shares as of this date.

As of December 31, 2009, AMX per share net income was Ps.2.40. Once the Offers are consummated and assuming (i) all TELINT shareholders participate in the Offer and all receive AMX shares in lieu of cash and (ii) all TELECOM shareholders participate in the TELECOM Offer, the new AMX per share income at the same date would have been Ps.1.84, representing a Ps.0.56 dilution for current AMX shareholders.

AMX officers and members of its Board of Directors have not purchase shares out of the market or offered to all shareholders in the past three years.

The information included in this section is illustrative, and once the Offers are consummated, it will be adjusted base on real variables.

i. Selling Shareholders

AMX will allocate to the Offer the AMX Shares currently held in its treasury.

109

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

j. The Mexican Securities Market

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 21 of AMX’s Annual Report. See also Section 7 of this Offering Memorandum.

24.3 AMX

a. History and Evolution

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

b. Business

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(i) Primary Line of Business

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(ii) Distribution Channels

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(iii) Patents, Licenses, Trademarks and Other Agreements

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(iv) Principal Customers

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(v) Legal Regime and Taxation

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 and 122 to 127 of AMX’s Annual Report.

(vi) Employees

The information required to be included under this caption is deemed incorporated herein by reference to page 96 of AMX’s Annual Report.

(vii) Environmental

Not applicable.

(viii) Market Information

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

110

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

(ix) Organizational Structure

The information required to be included under this caption is deemed incorporated herein by reference to pages 88 to 96 of AMX’s Annual Report.

(x) Principal Assets

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report.

(xi) Legal Proceedings

The information required to be included under this caption is deemed incorporated herein by reference to pages 103 to 110 of AMX’s Annual Report.

(xii) Capital Stock

The information required to be included under this caption is deemed incorporated herein by reference to pages 97 to 98 of AMX’s Annual Report.

(xiii) Dividends

The information required to be included under this caption is deemed incorporated herein by reference to page 102 of AMX’s Annual Report.

24.4 Financial Information

a. Selected Financial Information

The information required to be included under this caption is deemed incorporated herein by reference to pages 1 to 4 of AMX’s Annual Report, and to AMX’s Quarterly Report.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24 (f) and 24(g).

b. Financial Information by Line of Business, Geographical Region and Exports

The information required to be included under this caption is deemed incorporated herein by reference to pages 19 to 62 of AMX’s Annual Report, and to AMX’s Quarterly Report.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

c. Material Indebtedness Report

The information required to be included under this caption is deemed incorporated herein by reference to pages 80 to 83 of AMX’s Annual Report, and to AMX’s Quarterly Report.

111

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

d. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information required to be included under this caption is deemed incorporated herein by reference to pages 63 to 87 of AMX’s Annual Report, and to AMX’s Quarterly Report

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

(i) Operating Results

The information required to be included under this caption is deemed incorporated herein by reference to AMX’s Quarterly Report.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

(ii) Financial Condition, Liquidity and Capital Resources

The information required to be included under this caption is deemed incorporated herein by reference to AMX’s Quarterly Report.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

(iii) Internal Controls

The information required to be included under this caption is deemed incorporated herein by reference to pages 129 to 132 of AMX’s Annual Report.

e. Critical Accounting Estimates and Provisions

The information required to be included under this caption is deemed incorporated herein by reference to pages 84 to 87 of AMX’s Annual Report.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

24.5 Management

a. External Auditors

The information required to be included under this caption is deemed incorporated herein by reference to pages 93 and 132 of AMX’s Annual Report.

During the past three years there has been no change in AMX’s external auditors, and such auditors have not issued any qualified or negative or withheld any opinion whatsoever with respect to AMX’s financial statements.

112

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

b. Related Party Transactions and Conflicts of Interests

The information required to be included under this caption is deemed incorporated herein by reference to pages 99 to 101 of AMX’s Annual Report.

c. Directors and Shareholders

The information regarding AMX’s shareholders, required to be included under this caption, is deemed incorporated herein by reference to pages 88 to 95, 97 and 98 of AMX’s Annual Report.

d. Bylaws and Other Agreements

The information required to be included under this caption is deemed incorporated herein by reference to pages 114 to 121 of AMX’s Annual Report.

On March 17, 2010, AMX’s shareholders approve the amendment of the nationality clause in AMX’s byalws to adopt a clause precluding the participation of non-Mexican nationals therein.

24.6 Signatures

See Section 23 of this Offering Memorandum.

24.7 Exhibits

a. Financial Statements; Opinion of the Audit and Corporate Governance Committee.

AMX’s audited financial statements for the most recent three-year period are incorporated herein by reference to AMX’s Annual Report (Exhibit 1). AMX’s Quarterly Report is also incorporated by reference herein.

For additional information regarding AMX’s financial condition, see AMX’s Additional Reports, which are available for consultation at AMX’s Internet address, www.americamovil.com. For ease of reference, copies of such reports are attached hereto as Exhibits 24(f) and 24(g).

b. Legal Opinion

See Exhibit 24(e) to this Offering Memorandum.

c. Global Certificate Representing the Issue

Not applicable.

113

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

25. SIGNATURES

The undersigned hereby declare, under penalty of perjury, that we have no knowledge of any material information which has been omitted from or misrepresented in this Offering Memorandum in connection with the public offer subject matter thereof, or which could induce the public to error.

AMX

América Móvil, S.A.B. de C.V.
By:	Alejandro Cantú Jimenez
Legal Representative

The Underwriter

Inversora Bursátil, S.A. de C.V., Casa de
Bolsa, Grupo Financiero Inbursa
By:	Luis Frías Humphrey
Legal Representative

114

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The undersigned hereby represent, under penalty of perjury, that we have prepared, within the scope of our respective duties, the information with respect to AMX contained in this Offering Memorandum, and to the best of our knowledge such information reasonably reflects AMX’s condition. We further represent that we have no knowledge of any material information which has been omitted from or misrepresented in this Offering Memorandum, or which could be misleading to investors.

AMX América Móvil, S.A.B. de C.V.

By:	Daniel Hajj Aboumrad
Title:	Chief Executive Officer

By:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

By:	Alejandro Cantú Jimenez
Title:	General Counsel

115

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The undersigned hereby represents, under penalty of perjury, that his principal, in its capacity as Underwriter, has researched, reviewed and analyzed AMX’s business and participated in the determination of the terms of the Offer and, to the best of its knowledge, such investigation was sufficiently thorough as to provide an adequate understanding of AMX’s business. To the best of its principal’s knowledge, there is no material information which has been omitted from or misrepresented in this Offering Memorandum, or which could be misleading to investors.

Its representative has agreed to focus its efforts on maximizing the distribution of the commercial paper subject matter of the Offer, so as to allow for the adequate development of market prices therefor, as has advised AMX, as an issuer of securities registered with the RNV and the BMV, of the scope and extent of its obligations towards the public, the competent authorities and other participants in the securities market.

Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa

By:	Luis Roberto Frías Humphrey
Title:	Legal Representative

116

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The undersigned hereby represents, under penalty of perjury, that to the best of his knowledge the issuance and placement of the securities subject matter hereof have been carried out in compliance with the law and all other applicable provisions. The undersigned has no knowledge of any material legal information which has been omitted from or misrepresented in this Offering Memorandum, or which could be misleading to investors.

By:	Rafael Robles Miaja
Bufete Robles Miaja, S.C.
Partner

117

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The undersigned hereby represents, under penalty of perjury, that the consolidated financial statements of América Móvil, S.A.B. de C.V. and its subsidiaries as of and for the years ended December 31, 2008, 2007 y 2006, included in this Offering Memorandum, have been audited in accordance with Mexican generally accepted auditing rules. The undersigned further represents that, within the scope of the audit of such financial statements, he has no knowledge of any material financial information which has been omitted from or misrepresented in this Offering Memorandum, or which could be misleading to investors.

By:	Omero Campos Segura
External Auditor and Legal Representative Mancera, S.C., a Member Practice of Ernst & Young Global

118

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

26. EXHIBITS

a. Exhibit 26(a) — Opinion of Credit Suisse

119

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	Phone 212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

March 9, 2010

Board of Directors

América Móvil, S.A.B. de C.V.

Lago Alberto No. 366 Colonia Anahuac, 11320

Mexico, Distrito Federal

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to América Móvil, S.A.B. de C.V. (“América Móvil”) of the Consideration (as defined below) to be paid by América Móvil in connection with its proposed acquisition of Telmex Internacional, S.A.B. de C.V. (“Telint” and, such acquisition, the “Transaction”), a majority-owned subsidiary of Carso Global Telecom, S.A.B. de C.V. (“Telecom”). Subject to the terms and conditions more fully described in the Offer Information Documents (as defined below), América Móvil will commence an offer to exchange each outstanding Series A share and Series L limited voting share, each with no par value, including those represented by American Depositary Shares (“Telint Shares”), of the capital stock of Telint not already owned by Telecom for per share consideration equal to, at the election of the holder thereof, either (a) 0.373 of a Series L limited voting share, no par value (“América Móvil Shares”), of the capital stock of América Móvil (such number of shares so issuable, the “Stock Consideration”) or (b) 11.66 pesos in cash (such consideration, together with the Stock Consideration, the “Consideration”). It is our understanding that, concurrently with the commencement of the Transaction, América Móvil also will commence an exchange offer for all outstanding shares of the capital stock of Telecom.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to América Móvil, Telint and the Transaction, including certain press releases and information statements publicly filed by América Móvil with respect to the Transaction (collectively, the “Offer Information Documents”). We also have reviewed certain other information relating to América Móvil and Telint provided to or discussed with us by América Móvil and Telint, including certain publicly available financial forecasts relating to América Móvil as adjusted and extrapolated per the guidance of the management of América Móvil (the “América Móvil Public Forecasts”) and certain publicly available financial forecasts relating to Telint as adjusted and extrapolated per the guidance of the managements of América Móvil and Telint (the “Telint Public Forecasts”), and have met with the managements of América Móvil and Telint to discuss the businesses and prospects of América Móvil and Telint. We also have considered certain financial and stock market data of América Móvil and Telint, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of América Móvil and Telint, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. As you are aware, we have been advised by the management of América Móvil that América Móvil was not provided with access to internal financial forecasts of Telint and that there are no long-term internal financial forecasts for América Móvil. Accordingly, at the direction of América Móvil and with your consent, we have utilized for purposes of our analyses the América Móvil Public Forecasts and Telint Public Forecasts and have assumed that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of América Móvil and Telint, respectively, and that América Móvil and Telint will perform substantially in accordance with such forecasts. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction or any related transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on América Móvil, Telint or the contemplated benefits of the Transaction and that the Transaction and related transactions will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of América Móvil have advised us, and we further have assumed, that the terms of the Transaction which will be set forth in certain offer documents to be filed by América Móvil in connection with the Transaction will conform in all material respects to the terms described to us and as set forth in the Offer Information Documents.

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of América Móvil or Telint, nor have we been furnished with any such evaluations or appraisals. In addition, we were not requested to, and we did not, participate in the structuring of the Transaction or any related transaction. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to América Móvil of the Consideration provided for in the Transaction and does not address any other aspect or implication of the Transaction or any related transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, any related transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction or any related transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, would have a material impact on our analyses. We are not expressing any opinion as to what the value of América Móvil Shares actually will be when issued to the holders of Telint Shares pursuant to the Transaction or the prices at which América Móvil Shares or Telint Shares will trade at any time. Our opinion does not address the relative merits of the Transaction or any related transaction as compared to alternative transactions or strategies that might be available to América Móvil, nor does it address the underlying business decision of América Móvil to proceed with the Transaction or any related transaction.

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

We have acted as financial advisor to América Móvil in connection with the Transaction and will receive a fee upon delivery of this opinion. In addition, América Móvil has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to América Móvil, Telint and their respective affiliates, for which services we and our affiliates have received and would expect to receive compensation, including having acted as joint bookrunner in connection with certain note offerings of América Móvil and as joint bookrunner and structuring agent in connection with certain toll road and securitization transactions for an affiliate of América Móvil. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of América Móvil, Telint and any other company that may be involved in the Transaction or related transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of América Móvil (solely in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction or any related transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to América Móvil.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(b) — Opinion of Merrill Lynch

120

Merrill Lynch, Pierce, Fenner & Smith Inc.
Bank of America Merrill Lynch
One Bryant Park
New York, NY 10036
Tel: (646) 855-3503
Fax: (646) 855-1630

March 19,2010

The Board of Directors

Telmex Internacional, S.A.B. de C.V.

Avenida de los Insurgentes 3500

Colonia Peña Pobre

Mexico, Distrito Federal 14060

Members of the Board of Directors:

We understand that America Móvil S.A.B. de C.V. (“AMX”) announced, on January 13, 2010, its intention to make an offer to acquire all of the outstanding publicly traded equity securities of Telmex Internacional, S.A.B. de C.V., a public stock corporation with variable capital organized under the laws of the United Mexican States (“TII”) and majority owned subsidiary of Carso Global Telecom, S.A.B. de C.V. (“CGT”), in exchange for shares of AMX or, at the election of the exchanging holder, cash through two offers to purchase, one to be conducted in the United States (the “U.S. Offer”) and a second to be conducted in the United Mexican States (together, the “TII Offers”). The publicly traded TII equity securities consist of Series A shares (the “TII A Shares”) and Series L shares (the “TII L Shares” and, together with the TII A Shares, the “TII Public Shares”), as well as American Depositary Receipts representing TII A Shares (the “TII A ADSs”) and TII L Shares (the “TII L ADSs” and, together with the TII A ADSs, the “TII ADSs” and, together with the TII Public Shares, the “TII Public Securities”). As more fully described in the Draft Form F-4 (as defined below), AMX will offer to exchange, at the election of the holder, (i) for each TII L Share or TII A Share that the holder validly tenders and does not withdraw prior to the expiration date of the U.S. Offer, the U.S. dollar equivalent of Ps$11.66 in cash or 0.373 Series L shares of AMX (the “AMX L Shares”), and (ii) for each TII ADS that the holder validly tenders and does not withdraw prior to the expiration date of the U.S. Offer, the U.S. dollar equivalent of of Ps$233.20 in cash or 0.373 American Depository Receipts representing AMX L Shares (the “AMX L ADSs” and, whether in the form of cash or AMX L Shares or AMX L ADSs, the “Consideration”). Concurrently with its announcement of the TII Offers, AMX also announced its intention to make an offer to purchase all of the outstanding equity securities of CGT (the “CGT Offer”).

The terms and conditions of the TII Offers are more fully set forth in the Form F-4 proposed to be filed with the U.S. Securities and Exchange Commission by AMX (the “Form F-4”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of TII Public Securities (other than CGT and its affiliates) of the Consideration to be received by such holders in the TII Offers.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to TII and AMX;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of TII discussed with us by the management of TII, including certain 2010 budgetary forecasts relating to TII;

(3)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of AMX discussed with us by the management of AMX, including certain 2010 budgetary forecasts relating to AMX;

(4)	reviewed certain publicly available financial forecasts relating to TII (“TII Public Forecasts”) and AMX (“AMX Public Forecasts”) and discussed such forecasts with the management of TII and AMX, respectively;

(5)	discussed the past and current business, operations, financial condition and prospects of TII with members of management of TII, and discussed the past and current business, operations, financial condition and prospects of AMX with members of management of TII and AMX;

(6)	reviewed the potential pro forma financial impact of the TII Offers on the future financial performance of AMX, including the potential effect on AMX’s estimated earnings per share;

(7)	reviewed the trading histories for the TII Public Securities, Series A shares of AMX (the “AMX A Shares”), AMX L Shares, American Depository Receipts representing AMX A Shares and AMX L ADSs and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of TII and AMX with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the TII Offers to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(10)	reviewed a draft of the Form F-4 (the “Draft Form F-4”);

(11)	reviewed AMX’s Declaracion de Información Sobre Reestructuración Societaria, dated as of March 2, 2010; and

(12)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us, and have relied upon the assurances of the management of each of TII and AMX that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to TII prepared by the management of TII. Accordingly, we have been advised by TII and have assumed, with the consent of TII, that the TII Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of TII and we have used the TII Public Forecasts in performing our analyses. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to AMX prepared by the management of AMX. Accordingly, we have been advised by AMX and have assumed, at the direction of TII and with your consent, that the AMX Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of AMX and we have used the AMX Public Forecasts in performing our analyses. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of TII or AMX, nor have we made any physical inspection of the properties or assets of TII or AMX. We have not evaluated the solvency or fair value of TII or AMX under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of TII, that the TII Offers will be consummated in accordance with their respective terms, without waiver, modification or amendment of any

2

material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the TII Offers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on TII, AMX or the contemplated benefits of the TII Offers.

We also have assumed, with your consent, that the Form F-4 to be filed with the SEC will not differ in any material respect from the Draft Form F-4 reviewed by us.

We were not requested to, and we did not, participate in the negotiation of the terms of the TII Offers, nor were we requested to, and we did not, provide any advice or services in connection with the TII Offers other than the delivery of this opinion. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of TII or any alternative transaction. We express no view or opinion as to any such matters. We express no view or opinion as to any terms or other aspects of the TII Offers (other than the Consideration to the extent expressly specified herein), including, without limitation, the form, legality or structure of the TII Offers, any related transaction or the form or structure of the Consideration. We express no view or opinion as to any terms or other aspects of the CGT Offer, including, without limitation, the form, legality or structure of the CGT Offer, any related transaction or the form, structure or amount of the consideration. We express no view or opinion as to any combination, restructuring or reorganization AMX may effect following the consummation of the TII Offers or the CGT Offer, including, without limitation, the form, legality or structure of any such combination, restructuring or reorganization or any related transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of TII Public Securities. No opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the TII Offers or the CGT Offer, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the TII Offers or any related transaction in comparison to other strategies or transactions that might be available to TII or in which TII might engage or as to the underlying business decision of TII to proceed with or recommend to holders of TII Public Securities the TII Offers. We are not expressing any opinion as to what the value of AMX L Shares or AMX L ADSs actually will be when issued or the prices at which TII Public Securities, AMX L Shares or AMX L ADSs will trade at any time, including following consummation of the TII Offers. In addition, we express no opinion or recommendation as to how any holder of TII Public Securities should act in connection with the TII Offers or any related transaction or matter.

We have acted as financial advisor to the Board of Directors of TII in connection with the TII Offers solely to render this opinion and will receive a fee for our services, which is payable upon the rendering of this opinion. In addition, TII has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of TII, AMX, CGT and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to CGT and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having (i) acted as joint bookrunning manager for a certain debt offering and lender under certain credit and leasing facilities and (ii) provided or providing certain trading services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AMX and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having provided or providing certain trading and treasury services.

3

It is understood that this letter is solely for the benefit and use of the Board of Directors of TII in connection with and for purposes of its evaluation of the TII Offers.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the TII Offers by holders of TII Public Securities (other than CGT and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Inc.

4

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26 (c) Form of Acceptance Letter

Acceptance Letter

TENDER OFFER FOR UP TO 100% (ONE HUNDRED PERCENT) OF THE OUTSTANDING SHARES OF STOCK OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELINT”)

Custodian’s Acceptance Letter to Participate in the Offer (the “Acceptance Letter”)

In order to participate in the Offer, the Custodian shall consolidate all the acceptances and instructions received from its clients and deliver to Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”) a duly completed Acceptance Letter together with the power of attorney granted to its executor, and transfer the applicable TELINT Shares (the “Shares”) in the manner set forth below.

This letter must be completed, executed and delivered via courier, return receipt requested, at Inbursa’s offices located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, D.F., Mexico, attention: Mr. Gilberto Pérez Jiménez, telephone +(5255) 5625-4900, ext. 1547, Fax +(5255) 5259-2167.

Acceptance Letters will be received from April 7, 2010, which is the first day of the Offering Period, through May 5, 2010, which is the last day of the Offering Period, or the Expiration Date. The hours for such receipt will be 9:00 a.m. to 2:00 p.m., and 4:00 p.m. to 6:00 p.m. Mexico City time, each business day during the Offering Period, except for the Expiration Date, which will be 9:00 a.m. to 4:00 p.m., Mexico City time.

The Custodian shall transfer the Shares to Inbursa’s account No. [—] with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”), not later than by 4:00 p.m., Mexico City time, on the Expiration Date. Any Shares transferred to such account after such time will not be included in the Offer.

Any Acceptance Letter improperly completed, received after the dates or hours stipulated above, or which are not accompanied by the transfer of the relevant Shares, will not be taken into consideration and, as a result, the Shares subject matter of such Acceptance Letters will be excluded from the Offer without any liability for Inbursa, América Móvil, S.A.B. de C.V. or their respective related parties. Neither América Móvil, S.A.B. de C.V., Inbursa or any other person assumes any obligation to notify any Custodian or shareholder who may intend to accept the Offer, of any defect or irregularity in the Acceptance Letter or any document relating to the tender of their shares in connection with the Offer.

For purposes of the Offer, the Custodian, on behalf of its clients, hereby represents that such clients have instructed it to accept the terms and conditions for the Offer as set forth in the Offering Memorandum, which is available for inspection at www.bmv.com.mx as of [—]. The Custodian further represents that, in accordance with its internal books and records, as of the date hereof each investor on whose behalf it has submitted this Acceptance Letter is the legitimate holder of the Shares and has the necessary legal capacity to transfer such shares in connection with the Offer.

The Custodian will receive, through Indeval, 0.373 Series L AMX Shares in exchange for each TELINT Share tendered in connection with the Offer (the “Exchange Ratio”), or Ps.11.66 in cash per TELINT SHARE (the “Purchase Price”).

121

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

The number of Shares tendered by the Custodian in its own name or on behalf of third parties in connection with the Offer, which have been transferred to Inbursa’s account No. 2501 with Indeval, is:

Number of shares (in number and words):

The number of shares indicated in the preceding box, multiplied by the Exchange Ratio, equals:

Number of shares (in number and words):

On May 11, 2010, the Settlement Date, Inbursa will transfer the number of shares indicated in the preceding box to those Custodians who may have validly accepted the Offer in their own name or on behalf of their clients in accordance with the terms set forth in the Offering Memorandum, based upon the following information:

Custodian’s SIAC account for purposes of the transfer of the Series L AMX Shares by Inbursa:

Account No.:
Beneficiary:
Credit Institution’s ID No.:

If the Custodian is electing to receive the settlement of the Shares transferred pursuant hereto at an account other than a SIAC account, please provide the relevant account information:

The undersigned hereby represents, on behalf of the institution represented by him/her, that all of the information contained herein with respect to such institution or its clients is correct, that he/she accepts the terms of the Offer, and that he/she has been granted sufficient authority by the Custodian to deliver and accept the terms of this Acceptance Letter.

The Custodian	Individual responsible for the information contained in this Acceptance Letter
Name:	Name:
Name and position of the contact person:	Title:

Address:	Signature

Telephone:
Fax:
Email:	Date:

Capitalized terms not otherwise defined in this Acceptance Letter shall have the meaning ascribed thereto in the Offering Memorandum.

Attached hereto is a copy of the power of attorney granted by the Custodian to the person executing this Acceptance Letter.

122

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(d) AMX’s Pro Forma Financial Statements

123

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(e) Legal Opinion

124

ROBLES MIAJA

ABOGADOS

RAFAEL ROBLES MIAJA CLAUDIA AGUILAR BARROSO CECILIA QUINTANILLA MADERO ALEJANDRO CHICO PIZARRO MARIA LUISA PETRICIOLI CASTELLÓN ANDRÉS GUTIÉRREZ FERNÁNDEZ PABLO AGUILAR ALBO	BOSQUE DE ALISOS 47A-PBA2-01 COLONIA BOSQUES DE LAS LOMAS MÉXICO 05120, DISTRITO FEDERAL TEL.:21 67-21 20 FAX.: 21 67-21 48 WWW.ROBLESMIAJA.COM.MX

15 de abril de 2010

COMISIÓN NACIONAL BANCARIA Y DE VALORES

Dirección General de Emisiones Bursátiles

Av. Insurgentes Sur No. 1971, Torre Norte

Col. Guadalupe Inn

01020, México, Distrito Federal

Hacemos referencia a la oferta pública de adquisición por hasta la totalidad de las acciones en circulación representativas del capital social de TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELINT”), y de suscripción recíproca de hasta 2,638’509,332 acciones de la Serie “L” representativas del capital social de AMÉRICA MÓVIL, S.A.B. DE C.V. (respectivamente, las “ACCIONES” y “AMX”) a lievarse a cabo a elección de cada uno de los accionistas de TELINT que participen en la mencionada oferta pública de adquisición y suscripción recíproca y elijan recibir ACCIONES.

Hemos revisado la documentación e información legal de AMX que se señala más adelante a efecto de rendir una opinión legal de conformidad con lo previsto por la fracción IV del articulo 85 y por la fracción II del artículo 87 de la Ley del Mercado de Valores, así como por el inciso c) de la fracción I del artículo 14 de las “Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores” emitidas por la Secretaría de Hacienda y Crédito Público por conducto de esa H. Comisión Nacional Bancaria y de Valores y publicadas en el Diario Oficial de la Federación el 19 de marzo de 2003, según han sido modificadas (las “DISPOSICIONES”).

ROBLES MIAJA
ABOGADOS

15 de abril de 2010. Página 2 ..

Para efectos de la presente opinión, hemos revisado:

a. Constitutiva y estatutos sociales. (i) Copia simple de la escritura pública número 123,022 de fecha 29 de septiembre de 2000, otorgada ante el señor Felipe del Valle Prieto Ortega, notario público número 20 del Distrito Federal, inscrita en el Registro Público de Comercio bajo el folio mercantil número 263,770, en la que consta la constitución de AMX; y (ii) copia simple de la escritura pública número 35,039 de fecha 10 de abril de 2007, otorgada ante el señor Patricio Garza Bandala, notario público número 18 del Distrito Federal (actuando como asociado de la señora Ana Patricia Bandala Tolentino, notaria pública número 195 del Distrito Federal), que contiene la compulsa de los estatutos sociales de AMX.

b. Acuerdos corporativos. (i) Copia simple de la escritura pública número 41,878 de fecha 23 de marzo de 2010, otorgada ante la señora Ana Patricia Bandala Tolentino, notaria pública número 195 del Distrito Federal, cuyo primer testimonio se encuentra en trámite previo a su ingreso al Registro Público de Comercio, en la que consta la protocolización del acta de la asamblea general ordinaria de accionistas de AMX celebrada el 17 de marzo de 2010 que, entre otras cosas, aprobó que AMX iniciara la oferta pública de adquisición de las acciones representativas del capital social de TELINT referida en el proemio de la presente opinión; y (ii) los acuerdos adoptados en la sesión del consejo de administración de AMX celebrada el 9 de marzo de 2010 en la que, entre otras cosas, fue presentada la opinión de Credit Suisse Securities (USA) LLC, en su carácter de experto independiente contratado por el consejo de administración de AMX, respecto de la razón de intercambio y el precio de compra en la mencionada oferta pública de adquisición y suscripción reciproca.

c. Nombramiento consejeros. Copia simple del acta de la asamblea general ordinaria de accionistas de AMX celebrada el 7 de abril de 2010, en la que, entre otras cosas, consta el nombramiento de los señores Patrick Slim Domit, Rayford Wilkins, Mike Viola, Daniel Hajj Aboumrad, Alejandro Soberón Kuri, Carlos Bremer Gutiérrez, Enresto Vega Velasco, Santiago Cosio Pando, Pablo Roberto González Guajardo y David Ibarra Muñoz como miembros del consejo de administración de AMX (los “CONSEJEROS”).

d. Titulo, Proyecto de los titulos que amparan las ACCIONES (los “TITULOS”).

Asimismo, hemos presumido, sin haber realizado investigación independiente alguna o verificación de cualquier indole:

i. La legitimidad de todas las firmas y la autenticidad de los documentos que nos fueron proporcionados por AMX para efecto de llevar acabo nuestra revisión y rendir la presente opinión legal;

ii. La fidelidad y suficiencia de todas las copias de documentos originales que nos fueron proporcionados;

ROBLES MIAJA
ABOGADOS

15 de abril de 2010. Página 3 ..

iii. Que los títulos que ampararán las ACCIONES serán suscritos por al menos uno de los CONSEJEROS, y que dichos titulos se suscribirán en sustancialmente los términos de los TITULOS; y

iv. Que a la fecha en que sean suscritas las ACCIONES, el nombramiento de los CONSEJEROS a que se refiere el inciso c. anterior no habrá sido revocado, modificado o limitado en forma alguna, y dichos CONSEJEROS ocuparán sus cargos como miembros del consejo de administración de AMX.

Considerando las presunciones anteriores, y sujeto a las limitaciones y salvedades mencionadas más adelante, manifestamos a esa H. Comisión Nacional Bancaria y de Valores que a la fecha de la presente opinión y a nuestro leal saber y entender:

1. AMX se encuentra constituida y existe de conformidad con las leyes de los Estados Unidos Mexicanos, según consta en la escritura pública a que se refiere el inciso a. anterior.

2. Los estatutos sociales de AMX se apegan a lo dispuesto por la Ley del Mercado de Valores y las DISPOSICIONES.

3. Los acuerdos corporativos a que se refiere el inciso b. anterior son válidos.

4. Cualquiera de los CONSEJEROS se encontrará debidamente facultado para suscribir los títulos que amparen las ACCIONES.

5. Si (i) la Comisión Nacional Bancaria y de Valores autoriza la actualización de la inscripción de las ACCIONES en el Registro Nacional de Valores, (ii) se llevan a cabo todos los actos jurídicos y administrativos necesarios en observancia de la forma y términos legales, corporativos y contractuales que resulten aplicables y sean necesarios (incluyendo el cumplimiento de cualesquiera condiciones), (iii) los titulos que amparen las ACCIONES son suscritos por al menos un CONSEJERO cuyo cargo se encuentre vigente y no haya sido revocado, y (iv) los títulos que amparen las ACCIONES son suscritos sustancialmente en los términos de los TITULOS, entonces las ACCIONES habrán sido válidamente puestas en circulación por AMX y los derechos inherentes a las mismas serán exigibles en su contra.

Lo anterior se basa en la documentatión e información referida en los incisos a. a d. anteriores que nos fue proporcionada por AMX y no implica, en modo alguno, haber realizado diligencia de investigación, examen particular o averiguación sobre el estado actual o potencial de los asuntos en que está involucrada AMX. Nuestra asesoría a AMX se ha limitado a las cuestiones particulares indicadas en la presente y no ha consistido, en caso alguno, en el examen de aspectos contenciosos o de litigio

ROBLES MIAJA
ABOGADOS

15 de abril de 2010. Página 4 ..

o en el examen de obligaciones contractuales asumidas por AMX frente a terceros. Asimismo, nuestra opinión se encuentra sujeta a las siguientes limitaciones especificas:

I. Se basa en documentación proporcionada por AMX que se encuentra en nuestro poder y en las circunstancias existentes a la fecha y de las que nosotros tenemos conocimiento;

II. Se limita a las cuestiones a las que hace referencia la fracción IV del articulo 85 y la fracción II del articulo 87 de la Ley del Mercado de Valores, respecto de las cuales hemos recibido instrucciones expresas de actuar y sobre las cuales hemos puesto atención especial;

III. No emitimos opinión respecto del tratamiento y régimen fiscal aplicable a las ACCIONES; y

IV. No aceptamos responsabilidades genéricas sobre materias distintas a las que se hace referenda en la presente opinión.

Las manifestaciones antes expresadas sustituyen cualesquiera que se hayan llevado a cabo con anterioridad en relación con este asunto. Estas manifestaciones se emiten en la fecha de la presente y, por lo tanto, están condicionadas y/o sujetas a probables modificaciones por causa de cambios en las leyes, circulares y demás disposiciones aplicables, hechos que imposibiliten el cumplimiento de las obligaciones citadas u otras situaciones similares. No expresamos manifestación alguna ni adquirimos compromiso u obligación alguna de informar a ustedes o a cualquier otra persona respecto de cualesquiera cambios en la documentación o información descritas que resulten de cuestiones, circunstancias o eventos que pudieran surgir en el futuro o que pudieran ser traidos a nuestra atención con fecha posterior a la de la presente opinión y que modifiquen su alcance y/o contenido.

Atentamente,

BUFETE ROBLES MIAJA, S.C.

Rafael Robles Miaja Socio

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(f) AMX’s Additional Report Dated March 22, 2010

125

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

Page

Cautionary Statement Concerning Forward-Looking Statements	3
Presentation of Financial Statements	4
Selected Consolidated Financial and Operating Data	5
Ratio of Earnings to Fixed Charges	7
Operating and Financial Review and Prospects	8
Quantitative and Qualitative Disclosures about Market Risk	27
Recent Developments	28

Exhibits:
Calculation of Ratio of Earnings to Fixed Charges	Exhibit 11.1
Audited Consolidated Financial Statements under Mexican Financial Reporting Standards as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-16269), filed with the Securities and Exchange Commission on June 30, 2009 (our “2008 Form 20-F”).

2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2008 Form 20-F include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

3

PRESENTATION OF FINANCIAL STATEMENTS

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and are presented in Mexican pesos. They have been audited in accordance with auditing standards generally accepted in Mexico. The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” under “Operating and Financial Review and Prospects” in this report and Note 2(f) to our audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (or “IFRS”) as adopted by the International Accounting Standards Board (or “IASB”). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin reporting financial statements in IFRS for 2012 at the latest.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo,” with us. As a result of the merger, we assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps. 13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

4

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, independent auditors. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,(1)
	2005(9)		2006(9)		2007(9)(10)		2008(9)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	196,638	Ps.	243,005	Ps.	311,580	Ps.	345,655	Ps.	394,711	U.S.$	30,225
Operating costs and expenses		159,928		181,971		226,386		250,109		290,502		22,246
Depreciation and amortization		22,955		27,884		40,406		41,767		53,082		4,065
Operating income		36,710		61,034		85,194		95,546		104,209		7,980
Comprehensive financing (income) cost		2,790		28		387		13,865		2,982		228
Net income		33,053		44,422		58,587		59,486		76,913		5,890
Earnings per share:
Basic(3)		0.92		1.25		1.67		1.74		2.35		0.18
Diluted(3)		0.92		1.25		1.67		1.74		2.35		0.18

Dividends declared per share(4)		0.37		0.10		1.20		0.26		0.80		0.06
Dividends paid per share(5)		0.37		0.12		1.20		0.26		0.80		0.06

Weighted average number of shares outstanding (millions)(6):
Basic		35,766		35,459		35,149		34,220		32,738
Diluted		35,766		35,459		35,149		34,220		32,738
(footnotes on following page)

5

	As of and for the year ended December 31,(1)
	2005(9)		2006(9)		2007(9) (10)		2008(9)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	120,734	Ps.	143,090	Ps.	167,084	Ps.	209,897	Ps.	227,049	U.S.$	17,387
Total assets		249,171		328,325		349,121		435,455		453,008		34,690
Short-term debt and current portion of long-term debt		22,176		26,214		19,953		26,731		9,168		702
Long-term debt		68,346		89,038		84,799		116,755		101,741		7,791
Total stockholders’ equity(7)		77,909		113,747		126,858		144,925		177,906		13,624
Capital stock		36,565		36,555		36,552		36,532		36,524		2,797
Number of outstanding shares (millions)(6)(8)
AA Shares		10,915		10,859		11,712		11,712		11,712
A Shares		761		571		547		480		451
L Shares		23,967		23,872		22,638		21,058		20,121

Subscriber Data:
Number of subscribers (in thousands)		93,329		124,776		157,287		186,568		204,761
Subscriber growth		52.70%		33.70%		23.20%		18.60%		9.8%

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.
(2)	Except per share data.
(3)	We have not included earnings or dividends on a per ADS basis. Each AMX L ADS represents 20 AMX L Shares and each AMX A ADS represents 20 AMX A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts (except for 2009). For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8 of our 2008 Form 20-F. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All L Share figures have been adjusted retroactively to reflect a reduction in AMX L Shares as a result of our merger with Amtel. The increase in AMX AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive AMX L Shares or AMX AA Shares.
(7)	Includes non-controlling interest.
(8)	As of year-end.
(9)	Note 2z.3 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2009. The pronouncements that became effective on January 1, 2009, were fully implemented in the financial statements included in this report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009.
(10)	Beginning in 2007, we capitalize interest under Mexican FRS.

6

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS.

	Year ended December 31,
	2005	2006	2007	2008	2009
Mexican FRS(1)	4.6	7.2	9.0	7.6	9.9

(1)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Through December 31, 2006, for Mexican FRS purposes, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included as Exhibit 99.1 to this report.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” below and Note 2(f) to our audited consolidated financial statements.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPU”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPU for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count postpaid subscribers for the length of their contracts. We disconnect, or “churn,” our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue using our service, so long as they have not activated a calling card or received traffic. We calculate our subscriber market share by comparing our own subscriber figures with the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize effects of inflation in our financial statements. They also required us to present financial statements from prior periods in constant pesos as of the end of the most recent period presented. We present financial information for 2008 and 2009 in nominal pesos and financial information for 2007 and prior years in constant pesos as of December 2007.

Cessation of Inflation Accounting under Mexican FRS

Mexican FRS changed beginning on January 1, 2008, and the inflation accounting methods summarized below no longer apply, except where the economic environment qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2010, but that could change depending on actual economic performance.

Changes in Mexican FRS

Note 2z.3 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2009 and that will come into force in 2010. The pronouncements that became effective on January 1, 2009 were fully implemented in the financial statements included in this report. In 2010, other pronouncements might affect certain aspects of our financial statements. The 2009 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2009 may not be comparable to our financial statements for prior years.

8

Transition to IFRS

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial information in accordance with IFRS as issued by the IASB. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin presenting financial statements in accordance with IFRS for 2012 at the latest.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (14.2% in 2009, 10.9% in 2008 and 28.2% in 2007) and operating income (9.1% in 2009, 12.2% in 2008 and 39.6% in 2007) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. In recent years, we have experienced a significant increase in the usage of value-added services, such as data services.

We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we generally have not increased prices in recent periods. In many of our markets, we have introduced promotions and discount packages that tend to result in higher MOUs and lower ARPU. In addition, interconnection rates have been reduced in many of our markets. During 2009, for example, interconnection rates in Mexico, Colombia and Chile declined by 10%, 50% and 40%, respectively, as compared to 2008 levels. We expect the trend of declining prices to slow in 2010, but we also expect pressure on ARPU as a result of the economic crisis. Traffic increases may not continue to fully offset further price or rate declines, which may adversely affect our revenues and operating income.

At December 31, 2009, we had approximately 201.0 million wireless subscribers, as compared to 182.7 million at December 31, 2008, a 10.0% increase. During 2008, we experienced a 29.3 million or 19.1% increase in wireless subscribers. During 2007, we experienced a 28.6 million or 23.0% increase in wireless subscribers. Subscriber growth during 2009, 2008 and 2007 was substantially attributable to organic growth rather than acquisitions of new companies. We experienced wireless subscriber growth in every segment, with the largest amounts attributable to Brazil (5.7 million net new subscribers, or 31.07% of total net new subscribers), the United States (3.2 million net new subscribers, or 17.73% of total net new subscribers), Mexico (2.8 million net new subscribers, or 15.32% of total net new subscribers) and the Southern Cone (2.2 million net new subscribers, or 12.1% of total net new subscribers). The rate of organic growth in subscribers was adversely affected by the recent economic crisis. However, the South American economies recovered faster than we expected. This recovery resulted in faster subscriber growth in these markets and allowed us to meet our target for subscriber growth in 2009.

We believe that many of the markets we serve provide opportunities for continued growth; and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved, although we cannot give assurances that this improvement will continue.

We have launched and are actively promoting 3G and value-added services in all of our markets. The introduction of 3G services in our markets contributed to an increase of 31.1%, 24.1% and 19.8% in data revenues in

9

2007, 2008 and 2009, respectively. Data revenues accounted for 18.1% of service revenues in 2009, as compared to 13.5% in 2008 and 12.4% in 2007. We expect that data revenues as a percentage of our service revenues will continue to increase as 3G services are more widely adopted.

Market and competitive conditions differ considerably in the markets in which we operate, and these conditions are sometimes subject to rapid change.

Effects of Recent Acquisitions

During the last two years, we made significant acquisitions. The consolidation of these companies affects the comparability of our recent results. We accounted for all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Telecomunicaciones de Puerto Rico, Inc. (from April 2007);

•	Oceanic Digital Jamaica Limited (from December 2007); and

•	Estesa Holding Corp. (from September 2008).

There were no significant acquisitions in 2009.

Geographic Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this report. Mexico is our largest single geographic market, accounting for 36.0% of our total operating revenues in 2009 and 29.4% of our total wireless subscribers at December 31, 2009. The percentage of our total operating revenues represented by Mexico decreased in 2009, as a result of acquisitions outside Mexico and faster organic revenue growth outside Mexico. We expect that our non-Mexican operations will continue to grow faster than Mexico, though exchange rate variations may affect the comparison in any given year.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 20.9% of our total operating revenues in 2009 and 22.1% of our total wireless subscribers at December 31, 2009. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian and Panamanian operations have experienced accelerated subscriber growth in recent years; and, as a result, Colombia has become our third largest market in terms of revenues (9.4% in 2009) and subscribers (13.8% in 2009).

10

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2007		2008		2009
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	40.8	32.6	39.1	30.9	36.0	29.4
Brazil	18.7	19.7	20.4	21.2	20.9	22.1
Southern Cone(2)	8.7	11.3	8.8	10.7	9.4	10.9
Colombia and Panama	9.5	14.6	9.5	15.0	9.4	13.8
Andean Region(3)	5.2	8.1	5.8	8.5	6.6	8.8
Central America(4)	5.4	5.3	4.6	5.0	4.6	4.8
United States	5.0	6.2	4.8	6.1	5.8	7.2
Dominican Republic	3.5	1.7	3.3	2.1	3.6	2.4
Caribbean(5)	3.2	0/5	3.7	0.5	3.7	0.6
	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins. In 2009, Mexico reported operating margins higher than our consolidated operating margin, while the other segments reported lower operating margins.

Factors that drive financial performance differ for our operations in different countries, depending on subscriber acquisition costs, competitive situation, regulatory environment (including fees and revenue-based payments related to our concessions), economic factors, interconnection rates, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

In recent years, we have experienced faster growth in our postpaid subscriber base than in our prepaid subscriber base, due in part to the quality of coverage and service and the technological platforms that allow us to offer more variety in data services. In 2009, Mexico, the Dominican Republic and the Caribbean reported postpaid subscriber gains that significantly exceeded those reported in 2008.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil, Colombia and the other countries in which we operate. The current recessionary environment in every country in which we operate may also impact our results of operations. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, may affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded foreign exchange gains of Ps. 4,557 million in 2009. We recorded foreign exchange losses of Ps. 13,686 million in 2008 and foreign exchange gains of Ps. 2,463 million in 2007. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized Ps. 732 million in fair value losses on derivatives in 2009.

11

Proposed Offers for Telmex Internacional and Carso Global Telecom

On January 13, 2010, we announced that we intend to conduct two separate but concurrent offers (the “Proposed Offers”) to acquire outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) and Carso Global Telecom, S.A.B. de C.V. (“CGT”). Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Teléfonos de México, S.A.B. de C.V. (“Telmex”), a leading Mexican telecommunications provider. If the Proposed Offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the Proposed Offers is to pursue synergies between our business and that of Telmex Internacional.

The commencement of the Proposed Offers requires regulatory approvals that we have not yet received, and the completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico, Chile and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

In addition, some jurisdictions may impose specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. In November 2008, Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Cofeco”) issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia, or “CRT”) issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are not higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

Composition of Operating Revenues

Most of our operating revenues (88.5% in 2009) is comprised of service revenues. Of our service revenues, the largest portion (34.0% in 2009) is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

12

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. Monthly basic rent under post-paid is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe seasonality is mainly driven by the Christmas shopping season.

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 14.2% in 2009. The Ps. 49,056 million total increase was attributable to increases in service revenues (Ps. 50,988 million), partially offset by a decrease in equipment revenues (Ps. 1,932 million). We experienced subscriber growth in all of our markets for wireless services.

Service revenues increased by 17.1% in 2009. The total increase of Ps. 50,988 million in service revenues is principally due to increased traffic and subscriber growth (Ps. 23,792 million, or 8.0% of the increase) reflecting a significant increase in the usage of value added services and to exchange rate variations (Ps. 27,196 million, or 9.1% of the increase) primarily attributable to the appreciation of the Brazilian real and the Colombian peso against the Mexican peso.

Equipment revenues decreased by 4.1% in 2009, from Ps. 47,505 million to Ps. 45,573 million. This decrease primarily reflects a decrease in the average selling price of handsets. Equipment revenues as a percentage of total revenues decreased from 13.7% in 2008 to 11.5% in 2009.

In 2008, our operating revenues increased by Ps. 34,075 million, or 10.9%, compared to 2007. The total increase of Ps. 31,813 million in service revenues reflects principally increased traffic and subscriber growth (Ps. 28,122 million), as our wireless subscriber base increased by 19.1%. The balance of the increase in service revenues reflects increases due to exchange rate variation (Ps. 7,021 million) and to the effect of consolidating Puerto Rico for the full year (Ps. 3,039 million), offset in part by the effect of inflation accounting on 2007 revenues (Ps. 6,370 million). This was partly offset by lower ARPU attributable principally to promotions and discount packages, lower interconnection rates in some markets and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Equipment revenues accounted for Ps. 2,261 million, or 6.6%, of the Ps. 34,075 million increase in operating revenues in 2008. This primarily reflects subscriber growth. Equipment revenues as a percentage of total revenues decreased from 14.5% in 2007 to 13.7% in 2008.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 41.8% of operating revenues in 2009, 42.2% of operating revenues in 2008 and 42.5% of operating revenues in 2007. In absolute terms, cost of sales and services increased by 13.0% in 2009 and 10.3% in 2008, due principally to increases in interconnection rates, infrastructure rental costs, network maintenance costs and radio base station rental costs.

13

Cost of sales was Ps. 76,187 million in 2009 and Ps. 75,117 million in 2008 and primarily represents the cost of handsets sold to subscribers. Costs of handsets increased by 1.4% in 2009 and by 7.3% in 2008 and exceeded our revenues from the sale of handsets by 40.0% during 2009 and 36.7% during 2008, since we subsidize the cost of handsets for new subscribers.

Cost of services increased by 25.3% in 2009 to Ps. 17,945 million. This increase in cost of services was greater than the growth in service revenues, which increased by 17.1% in 2009. Cost of services increased faster than service revenues primarily due to increases in revenue-based concession payments in Mexico, the fee for renewal of our concession in Ecuador, infrastructure costs, employee salary increases and infrastructure maintenance costs. Cost of services increased by 13.6% in 2008 compared to 2007, while service revenues increased by 11.9% during the same period.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.3% of operating revenues in 2009, 18.0% of operating revenues in 2008 and 17.2% of operating revenues in 2007. On an absolute basis, commercial administrative and general expenses increased by 16.1% in 2009 and 16.3% in 2008. The increase in commercial, administrative and general expenses in 2009 principally reflects higher advertising expenses, higher commissions paid to our distributors, establishment of new customer service centers and an increase in our uncollectible accounts.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Conecel, our Ecuadorian subsidiary, and Claro Peru, our Peruvian subsidiary, are also required to pay employee profit sharing at a rate of 15% of Conecel’s and 10% of Claro Peru’s taxable income. We recognize these amounts under commercial, administrative and general expenses.

Depreciation and amortization — Depreciation and amortization increased by 27.1% in 2009 and 3.4% in 2008. As a percentage of revenues, depreciation and amortization increased from 12.1% in 2008 to 13.4% in 2009. The increases in depreciation and amortization in 2009 and 2008 reflect the substantial investments made in our networks and a charge of Ps. 4,462 million in 2009 and of Ps. 1,996 million in 2008, in each case due to the shortening of the useful life of certain GSM assets in Brazil in 2009.

Operating Income

Operating income increased by 9.1% in 2009 and 12.2% in 2008. Operating income in 2009 reflects a charge of Ps. 4,462 million due to the shortening of the useful life of certain plants and equipment in Brazil. Absent this additional depreciation charge in Brazil, our operating income during 2009 would have increased to 11.4% in 2009.

All of our segments reported operating income in 2009. Operating margin (operating income as a percentage of operating revenues) was 26.4% in 2009, 27.6% in 2008 and 27.3% in 2007. The decrease in our operating margin in 2009 is due principally to the increased depreciation costs in Brazil and an increase in indirect taxes, including taxes on our concessions, local taxes and employee profit sharing. Improvement in our operating margin in 2008 reflected principally the increase in service revenues.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and other financing costs. Through 2007, comprehensive financing cost also included gain or loss attributable to the effects of inflation on monetary assets and liabilities.

We had comprehensive financing cost of Ps. 2,982 million in 2009, as compared to comprehensive financing cost of Ps. 13,865 million in 2008 and Ps. 387 million in 2007. The decrease in comprehensive financing cost in 2009 reflects principally (a) a 12.5% decrease

14

in net interest expense due to a decrease in net debt, (b) foreign exchange gains of Ps. 4,557 million due principally to the appreciation of the Mexican peso against the U.S. dollar and (c) a decrease in net other financing costs, primarily due to fair value losses of our derivative financial instruments, commissions and stock exchange registration and listing costs.

The increase in financing cost in 2008 reflects principally (a) foreign exchange losses of Ps. 13,686 million due principally to the depreciation of the Mexican peso against the U.S. dollar, (b) net other financing income of Ps. 6,358 million, primarily due to fair value gains on currency derivatives and (c) no monetary gains or losses in 2008, due to the cessation of inflation accounting under Mexican FRS, as compared to a monetary gain of Ps. 5,038 million in 2007.

For 2009, 2008 and 2007, changes in the components of financing cost were as follows:

•

Net interest expense decreased by 12.5% in 2009 and increased by 38.0% in 2008. The decrease in 2009 was primarily attributable to a decrease in our consolidated net debt. The increase in 2008 was primarily attributable to increased net debt resulting from increased capital expenditures.

•

We had a net foreign exchange gains of Ps. 4,557 million in 2009, compared to a loss of Ps. 13,686 million in 2008 and a gain of Ps. 2,463 million in 2007. The foreign exchange gain in 2009 was primarily attributable to the 3.5% appreciation of the Mexican peso against the U.S. dollar. The foreign exchange loss in 2008 was primarily attributable to the depreciation of the Mexican peso against the U.S. dollar and was partly offset by gains on currency derivatives described below. The foreign exchange gain in 2007 was primarily attributable to appreciation of the Mexican peso against the US. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar.

•

In 2009 and 2008, following the cessation of inflation accounting under Mexican FRS, we did not record monetary gains or losses. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness. See “—Inflation Accounting” above.

•

We reported a net other financing loss of Ps. 1,820 million in 2009, compared to a gain of Ps. 6,358 million in 2008 and a loss of Ps. 3,153 million in 2007. Net other financing costs include fair value gains and losses of financial instruments, commissions, fair value gains and losses on the sale of investments. In 2009, our net other financing cost was principally attributable to fair value losses of our financial instruments and commissions. In 2008, our net financing income was principally attributable to a net fair value gain on our currency derivatives of Ps. 7,497 million. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. and fair value gain on our derivative instruments.

•	We capitalized financing cost of Ps. 1,627 million in 2009, Ps. 7,054 million in 2008 and Ps. 1,158 million in 2007, in each case related to construction of our plant, property and equipment.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 22.4%, 25% and 27.7% for 2009, 2008 and 2007, respectively. Our effective rate in 2009 and 2008 includes the partial reversal of the valuation allowance corresponding to tax losses in Brazil. The statutory rate of Mexican corporate income tax was 28% in 2009, 2008 and 2007.

In 2008, Mexico introduced a new flat rate business tax (“Impuesto Empresarial a Tasa Única”, or “IETU”). IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. The rate for 2008 and 2009 was 16.5% and 17%, respectively. Hereafter, the rate will be 17.5%.

15

Other Expense, Net

In 2009, we recorded net other expense of Ps. 2,166 million in 2009, compared to net other expense of Ps. 2,327 million in 2008 and Ps. 3,713 million in 2007. The expense in 2009 reflects principally other net financing costs and other non-operating costs. The expense in 2008 reflects principally an impairment of goodwill in Honduras and the accrual for interest and penalties for certain tax contingencies in Brazil. The expense in 2007 reflects principally our decision to discontinue the use of certain time division multiple access (or “TDMA”) equipment in Colombia and Ecuador.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in income of Ps. 196 million in 2009, Ps. 109 million in 2008 and Ps. 58 million in 2007. The income in 2009, 2008 and 2007 reflect principally our share of the income reported by Grupo Telvista, S.A. de C.V., a Mexican sociedad anónima de capital variable.

Net Income

We had majority net income of Ps. 76,913 million in 2009, Ps. 59,486 million in 2008 and Ps. 58,588 million in 2007. The increase in net income in 2009 reflects principally the Ps. 8,663 million increase in operating income and a significant reduction (Ps. 10,884 million) in our comprehensive financing cost. The increase in net income in 2008 principally reflects our increase in operating income, which was substantially offset by an increase in our exchange losses. The increase in net income in 2007 principally reflects our increased operating income, which was partially offset by an increase in our income tax expense.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this report describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2007	% Change	2008	% Change	2009	% Change
Guatemalan quetzal	1.4239	(0.6)%	1.7398	22.2%	1.5631	(10.2)%
U.S. dollar(1)	10.8662	(0.1)	13.5383	24.6	13.0587	(3.5)
Brazilian real	6.1345	20.5	5.7930	(5.6)	7.4998	29.5
Colombian peso	0.0054	10.2	0.006	11.1	0.0064	6.7
Argentine peso	3.4506	(2.9)	3.9207	13.6	3.4365	(12.3)
Dominican peso	0.316	(1.9)	0.382	20.8	0.3604	(5.6)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador and Puerto Rico.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

16

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2007	% Change	2008	% Change	2009	% Change
Wireless
Mexico	50,011	15.8%	56,371	12.7	59,167	5.0
Brazil	30,228	26.6	38,731	28.1	44,401	14.6
Southern Cone(2)	17,290	30.5	19,591	13.3	21,833	11.4
Colombia and Panama(3)	22,335	14.4	27,390	22.6	27,797	1.5
Andean Region(4)	12,391	37.3	15,482	25.0	17,760	14.7
Central America(5)	8,157	38.8	9,158	12.3	9,535	4.1
Dominican Republic	2,682	25.3	3,877	44.6	4,826	24.5
Caribbean(6)	814	—	932	14.5	1,226	31.5
United States	9,514	20.5	11,192	17.6	14,427	28.9

Total wireless	153,422	23.0	182,724	19.1	200,972	10.0

Fixed
Central America(7)	2,197	4.8	2,242	2.0	2,259	0.8
Dominican Republic	748	1.9	772	3.1	765	(0.9)
Caribbean(6)	921	—	832	(9.5)	765	(8.0)
Total Fixed	3,866	36.5	3,846	(0.5)	3,789	(1.5)

Total Lines	157,287	23.3	186,570	18.6	204,761	9.7

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay.
(3)	We began operations in Panama in March 2009.
(4)	Includes Ecuador and Peru.
(5)	Includes El Salvador, Guatemala, Honduras and Nicaragua
(6)	Includes Puerto Rico and Jamaica.
(7)	Includes El Salvador, Guatemala and Nicaragua.

The table below sets forth the operating revenues and operating income represented by each of our operating segments for the periods indicated.

	(2009 and 2008 in millions of Mexican pesos, previous year in millions of constant Mexican pesos as of December 31, 2007)
	2007				2008				2009
	Operating Revenues		Operating Income		Operating Revenues		Operating Income		Operating Revenues		Operating Income

Mexico(1)	Ps.	126,923	Ps.	59,075	Ps.	135,068	Ps.	63,064	Ps.	142,135	Ps.	68,599
Brazil		58,305		608		70,484		1,584		82,300		1,368
Southern Cone(2)		27,237		2,691		30,541		5,702		37,135		7,578
Colombia and Panama(3)		29,614		7,616		32,622		10,955		37,031		11,853
Andean Region(4)		16,210		3,725		20,218		5,284		26,087		7,668
Central America(5)		16,918		4,698		16,051		3,029		18,137		1,936
United States		15,604		1,503		16,546		943		22,857		956
Dominican Republic		10,990		3,946		11,241		3,373		14,250		3,891
Caribbean(6)		9,779		1,332		12,883		1,612		14,780		361

(1)	Includes our operations in Mexico and our corporate operations and assets.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	We began our operations in Panama in March 2009.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(6)	Includes our operations in Puerto Rico and Jamaica.

Mexico

Operating revenues in Mexico increased by 5.2% in 2009 and 6.4% in 2008, benefiting from subscriber growth and increases in traffic. Service revenues increased by 9.3% in 2009 and 6.3% in 2008, reflecting growth in

17

revenues from value-added, airtime and long distance services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Equipment revenues in Mexico decreased by 6.5% in 2009 and increase by 7.4% in 2008, principally due to a reduction in the average sales price of handsets. The number of subscribers in Mexico increased by 5.0% in 2009 and 12.7% in 2008.

Average MOUs per subscriber increased by 11.3% in 2009 and 21.7% in 2008. ARPU decreased by 1.2% in 2009 and 7.5% in 2008. During both years, we lowered the price of some of our services through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPU. In addition, in 2008 and 2009, our ARPU was negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging and other 3G services, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs also resulted in lower interconnection revenues. The churn rate for our Mexican operations was 3.2% in 2009, 3.3% in 2008 and 3.4% in 2007.

Operating income increased by 10.6% in 2009 and 4.6% in 2008. Our operating margin was 48.2% in 2009 and 45.8% in 2008. The increase in our operating margin in 2009 is due principally to an increase in our operating revenues and the implementation of strict controls in our operating costs and expenses, which remained unchanged as a percentage of our operating revenues. In 2008, operating margin decreased, reflecting an increase in cost and expenses principally due to equipment subsidies, uncollectible accounts and employee profit sharing, which was greater than the increase in operating revenues in that year. Finally, depreciation and amortization expenses of our Mexican operations as a percentage of its operating revenues remained unchanged increased slightly from 6.2% in 2008 to 6.5% in 2009.

For Mexico, the financial information set forth in Note 19 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Operating revenues in Brazil increased by 16.8% in 2009 and 20.9% in 2008. The increase in 2009 was primarily attributable to the appreciation of the Brazilian real against the Mexican peso as well as an increase in traffic and subscriber growth. The number of our subscribers in Brazil increased by 5.7 million subscribers in 2009 to approximately 44.4 million subscribers as of December 31, 2009. The increase in operating revenues in 2008 was primarily attributable to increased traffic and subscriber growth and data revenue. The 6% appreciation of the Brazilian real against the Mexican peso in 2008 also contributed to the increase in operating revenues in 2008, as 6.9% of the 20.9% was due to currency effects. The number of subscribers increased by 8.5 million subscribers in 2008 to approximately 38.7 million subscribers.

Average MOUs per subscriber decreased by 9.4% in 2009 and increased by 20.7% in 2008. ARPU decreased by 0.3% in 2009 and 3.1% in 2008. Calculated in nominal Brazilian reais, ARPU decreased by 8.0% in 2009 and 7.4 in 2008. The decrease in average MOUs and ARPU during 2009 reflects a significant increase in the use of data services as compared to voice (airtime and long distance) services. The increase in average MOUs during 2008 as well as the decrease in ARPU during 2008 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions for our 3G services. Our churn rate was 2.8% in 2009 and 2.7% in 2008.

Operating income decreased by 13.7% in 2009 and increased by 161.0% in 2008. Operating income in 2009 and 2008 reflects primarily the effect of higher depreciation expense resulting from the shortening of the useful lives of certain GSM and TDMA assets in 2009 and 2007 as compared to 2008. In 2009, the depreciation expense resulting from the shortening of the useful lives of certain GSM assets was Ps. 4,462 million. The depreciation expense in 2008 relating to GSM and TDMA assets was Ps. 1,996 million. Operating margin (1.7% in 2009 and 2.2% in 2008) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. Absent these depreciation expenses, the operating margin would have been 5.1% in 2008 and 7.1% in 2009. Depreciation and amortization expenses represented 22.5% of our operating revenues in 2009 and 21.4% in 2008.

18

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 21.6% in 2009 and 12.1% in 2008. The increase in 2008 and 2009 was attributable primarily to subscriber growth. The number of subscribers increased by 2.2 million subscribers in 2009 to approximately 21.8 million subscribers at year-end. Since 2007, our postpaid subscriber base has grown at a faster rate than our prepaid subscriber base. The currency effects between the Argentine peso and the Mexican peso did not have a significant effect on our operating revenues in 2009 and 2008.

Average MOUs per subscriber increased by 9.2% in 2009 and 2.3% in 2008. ARPU increased by 8.5% in 2009 and decreased by 4.8% in 2008. Expressed in nominal local currencies, ARPU increased in 2009 by 5.9% in Argentina, 52% in Paraguay and 4% in Uruguay and decreased by 15% in Chile. In 2008, ARPU increased by 3.0% in Argentina and 11.7% in Paraguay and decreased by 10.0% in Uruguay and 7.3% in Chile. The increase in MOUs in 2009 principally reflected reflects an increase in our airtime traffic and a significant increase in traffic and revenues from data and value-added services. The increase in MOUs in 2008 principally reflected a decrease in prices due to promotions and airtime subsidies including free calls to friends and family. We also experienced increase in our churn rate, from 2.0% in 2008 to 2.6% in 2009.

Operating income increased by 32.9% in 2009 and 112.0% in 2008. This increase in 2009 reflected an increase in operating revenues and a reduction in our subscriber acquisition costs and other operating costs and expenses. The increase in 2008 reflected principally both a significant increase in our operating revenues and a reduction in the commissions payable to our distributors.

Colombia and Panama

Operating revenues increased by 13.5% in 2009 and 10.2% in 2008. The increase in operating revenues in 2009 was attributable to the appreciation of the Colombian peso against the Mexican peso and subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth, increased traffic, the appreciation of the Colombian peso against the Mexican peso and increased revenue from long distance charges. The Colombian peso appreciated 11.9% against the Mexican peso in 2008, and currency appreciation accounted for approximately 6.5% of the increase in revenues during 2008. Also, we began providing long distance services in Colombia in 2008. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2009, the number of subscribers in Colombia and Panama increased by 1.5% to approximately 27.8 million as of December 31, 2009. In 2008, the number of subscribers in Colombia increased by 22.6%.

Average MOUs per subscriber increased by 10.2% in 2009 and 28.7% in 2008. ARPU increased by 8.8% in 2009 and decreased by 4.8% in 2008. Calculated in nominal Colombian pesos, ARPU decreased by 3.3% in 2009 and 8.4% in 2008. The increase on average MOUs per subscriber in 2009 reflected primarily an increase in traffic resulting from the net increase in subscriber growth. The increase on average MOUs per subscriber in 2008 reflected primarily the reduction in prices for our voice and data services. The decrease in ARPU in local currency during 2009 reflected the lower interconnection fees which were not compensated by the increase in volume. The decrease in ARPU during 2008 reflected principally the lowering of our prices for voice and data services through promotions and lower rates. A substantial majority of our subscriber growth in 2009 and 2008 was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate increased from 2.4% in 2008 to 3.5% in 2009.

Our operating income increased by 8.2% in 2009 and 43.8% in 2008. Operating income in 2009 reflects the implementation of stricter controls in our operating costs and expenses, particularly with respect to handset subsidies. Operating income in 2008 reflects a reduction in subscriber acquisition costs and the effect in 2007 of higher depreciation expense resulting from the useful lives of certain GSM assets. Our operating margin was 32.0% in 2009 and 33.6% in 2008.

We began operating in Panama in March 2009. The commencement of operations in Panama did not have a significant impact in the operating margin and results of operations of this segment.

19

Andean Region—Ecuador and Peru

Operating revenues in Ecuador and Peru increased by 29.0% in 2009 and 24.7% in 2008. The increase in operating revenues in 2009 reflected principally the appreciation of the local currencies against the Mexican peso and subscriber growth. Currency effects contributed to 71.7% of the growth in operating revenues in 2009. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of subscribers increased by 14.7% to approximately 17.7 million at year-end 2009. In 2008, the number of subscribers increased by 24.9%.

Average MOUs per subscriber increased by 16.4% in 2009 and 27.3% in 2008. ARPU increased by approximately 13.0% in 2009 and decreased by approximately 3.0% in 2008. The increase in ARPU during 2009 reflected the appreciation of local currencies against the Mexican peso. The decline in ARPU during 2008 reflected principally subscriber growth and a reduction in our rates per minute. Our churn rate decreased from 2.4% in 2008 to 2.2% in 2009.

Operating income increased by 45.1% in 2009 and 41.8% in 2008. Our operating margin was 29.4% in 2009 and 26.1% in 2008. The increase in operating margin during 2009 resulted from a reduction in subscriber acquisition costs. The increase in operating margin during 2008 resulted from an increase in revenues, partially offset by a Ps. 136 million income-based payment related to our concession in Ecuador.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua increased by 13.0% in 2009 and decreased by 5.1% in 2008. The increase in 2009 reflected principally the 15.6% appreciation of the local currencies (mainly the dollar) against the Mexican peso, which compensated for a 2.6% decrease in operating revenues in local currencies. The decrease in 2008 reflected principally a decrease in nearly all sources of operating revenue as a result of a decrease in our share of the market. In 2009, the number of wireless subscribers in Central America increased by 4.1% to 9.5 million at year-end 2009. The number of fixed line subscribers increased by 0.8%, to approximately 2.3 million at year-end. In 2009, wireless services accounted for approximately 51.9% of our operating revenues, and fixed-line and other services for approximately 48.1%, as compared to 52.5% and 47.5%, respectively, in 2008.

Average MOUs decreased by 6.9% in 2009 and 13.4% in 2008. ARPU increased by 5.1% in 2009 and decreased by 23.4% in 2008. The increase in ARPU in 2009 reflects principally the appreciation of the local currencies, in particular the U.S. dollar, against the Mexican peso. Calculated in local currencies, ARPU decreased primarily as a result of increased competition for wireless customers in the region.

Operating income decreased by 36.1% in 2009 and 35.5% in 2008. Operating margin was 10.7% in 2009 and 18.9% in 2008. The decrease in operating income and margin in 2009 reflected principally increased network maintenance costs and radio base station rental costs. The decrease in operating income and margin in 2008 reflected principally increased network maintenance costs and acquisition costs related to triple-play.

United States

Operating revenues in the United States increased by 38.1% in 2009 and 6.0% in 2008. The increase in operating revenues in 2009 reflected principally new commercial plans and promotional packages that contributed to the increase in subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of TracFone subscribers increased by 28.9% to approximately 14.4 million as of December 31, 2009; and in 2008, the number of TracFone subscribers increased by 17.6% to approximately 11.2 million as of December 31, 2008.

Average MOUs per subscriber increased by 6.1% in 2009 and 5.6% in 2008. ARPU increased by 11.7% in 2009 and decreased by 9.0% in 2008. The increase in ARPU in 2009 reflects our new commercial plans and promotional packages. The decline in ARPU in 2008 was primarily attributable to the increasing portion of

20

TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate increased from 3.8% in 2008 to 4.0% in 2009.

Operating income increased by 1.4% in 2009 and decreased by 37.3% in 2008. TracFone’s operating margin decreased from 5.7% in 2008 to 4.2% in 2009. The increase in operating income in 2009 reflected currency effects due to the appreciation of the U.S. dollar against the Mexican peso and subscriber growth. The decrease in operating margin in 2009 reflects higher subscriber acquisition costs due mainly to equipment subsidies and publicity expenses.

Dominican Republic

Operating revenues in the Dominican Republic increased by 26.8% in 2009 and 2.3% in 2008. The increase in 2009 reflects the appreciation of the Dominican peso against the Mexican peso and subscriber growth. The increase in 2008 reflected principally subscriber growth in the wireless market and improved service promotions. In 2009, the number of wireless subscribers in the Dominican Republic increased by 24.5%, and in 2008, the number of wireless subscribers increased by 44.6%. In 2009, the number of fixed line subscribers decreased by 0.9%, and the number of fixed line subscribers increased by 3.1% in 2008. In 2009, wireless services accounted for approximately 49.2% of our operating revenues as compared to approximately 43.8% in 2008. Fixed-line and other services accounted for approximately 50.8% as compared to 56.2% in 2008.

Average MOUs decreased by 15.3% in 2009 and 6.7% in 2008. ARPU increased by 0.8% in 2009 and decreased by 15.5% in 2008. The decrease in average MOUs and the increase in ARPU in 2009 reflect currency effects. Calculated in Dominican pesos, ARPU decreased by 12.7% in 2009. The declines in 2008 primarily reflected promotions and airtime subsidies and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Operating income increased by 15.4% in 2009 and decreased by 14.5% in 2008. Operating margin was 27.3% in 2009 and 30.0% in 2008. The increase in operating income and the decrease in operating margin in 2009 reflected principally indirect taxes on network maintenance and operation costs. The decrease in operating income and margin in 2008 reflected principally the growing proportion of our prepaid subscribers, which resulted in increased subscriber acquisition costs, equipment subsidies and customer service expenses.

Caribbean—Puerto Rico and Jamaica

Operating revenues in the Caribbean increased by 14.7% in 2009 and 31.7% in 2008. The increase in 2009 and 2008 reflected principally the appreciation of the U.S. dollar against the Mexican peso and organic growth. In 2009, the number of wireless subscribers in Puerto Rico and Jamaica increased by 37.6%, and in 2008, the number of wireless subscribers increased by 14.5%. In 2009, the number of fixed line subscribers decreased by 8.0%, and the number of fixed line subscribers decreased by 9.5% in 2008. In 2009, wireless services accounted for approximately 36.4% of our operating revenues as compared to approximately 33.6% in 2008. Fixed-line and other services accounted for approximately 63.3% of operating revenues in 2009, as compared to 66.4% in 2008.

Average MOUs increased by 4.9% in 2009 and decreased by 8.4% in 2008. ARPU decreased by 1.0% in 2009 and 10.7% in 2008. Calculated in local currencies, ARPU decreased in 2009 and in 2008. These declines in ARPU primarily reflected the reduction in prices of voice services, principally in Puerto Rico.

Operating income decreased by 77.6% in 2009 and increased by 21.0% in 2008. Operating margin was 2.4% in 2009 and 12.5% in 2008. The decrease in operating income and operating margin in 2009 reflected principally an increase in indirect taxes including two real property taxes that became effective in Puerto Rico in 2009.

21

Liquidity and Capital Resources

Principal Uses of Cash

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 152,809 million in 2009 and Ps. 87,464 million in 2008. Our cash and cash equivalents amounted to Ps. 27,446 million at December 31, 2009, compared to Ps. 22,092 million as of December 31, 2008. We believe that our working capital is sufficient for our present requirements. We use the cash that we generate from our operations primarily for the following purposes:

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2009 and 2008, we invested approximately Ps. 45,395 million and Ps. 57,134 million, respectively, in plant, property and equipment. As of December 31, 2009, we had not disbursed Ps. 24,621 million of our investments in 2008, which will be disbursed in 2010. We have budgeted capital expenditures for 2010 to be approximately U.S.$ 3,500 billion (Ps. 45,815 million). See “Capital Expenditures” below.

•

During 2008 we spent approximately Ps. 13,737 million to acquire or renew licenses, principally Ps. 8,830 million to acquire additional spectrum in Brazil, Ps. 3,001 million to renew our concession in Ecuador and Ps. 896 million to acquire a license in Panama. We did not spend any funds in the acquisition or renewal of licenses in 2009. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2009, we had Ps. 9,168 million of principal due in 2010.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, or repurchase our own shares from time to time. We paid Ps. 25,462 million in dividends in 2009 and Ps. 8,816 million in dividends in 2008, and our shareholders have approved the payment of a Ps. 0.32 dividend per share in 2010. Dividends for 2009 included an extraordinary dividend of Ps. 0.50 per share paid on December 2009. We also spent (including commissions and value-added taxes) Ps. 24,658 million repurchasing our own shares in the open market in 2009 and Ps. 41,633 million in 2008. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2010.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 megahertz acquired during 2005.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. We may also pursue opportunities in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this report under “Overview – Effects of Recent Acquisitions” for more information about these transactions.

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. Beginning in the second half of 2008, with the difficult circumstances in the credit markets, we arranged several equipment financing facilities to

22

further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$1,297 million in committed undrawn equipment financing facilities from three different sources.

As of December 31, 2009, our total consolidated indebtedness was Ps. 110,909 million, compared to Ps. 143,486 million as of December 31, 2008. Our net debt (total debt minus cash and cash equivalents) at December 31, 2009 decreased by 31.2% as compared to December 31, 2008. This decrease reflects, among other things, our increased capacity for generating cash flow.

Without taking into account the effects of derivative instruments that we use to manage our interest rate and currency risk liabilities, approximately 76.2% of our indebtedness at December 31, 2009 was denominated in currencies other than Mexican pesos (approximately 51.4% in U.S. dollars and 24.8% in other currencies, principally in Colombian and Chilean pesos and euros), and approximately 24.5% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2009, Ps. 6,355 million (or 5.7%) was classified as short-term based on the original terms.

Our ability to access the international debt capital markets on the terms described below has been helped by the credit rating given to our debt. As of the date of this report, our dollar-denominated senior notes are rated A2 by Moody’s Investors Service, BBB+ (positive watch) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2009 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.8%.

Our major categories of indebtedness at December 31, 2009 are as follows:

•

U.S. dollar-denominated senior notes. At December 31, 2009, we had approximately U.S.$3.9 billion (Ps. 51,608 million) outstanding under series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2009:

•	U.S.$795 million (Ps. 10,381 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$473 million (Ps. 6,181 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$583 million (Ps. 7,615 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$750 million (Ps. 9,794 million) senior notes due 2019, bearing interest a fixed rate of 5.000%;

•	U.S.$981 million (Ps. 12,815 million) senior notes due 2035, bearing interest at a fixed rate of 6.375%; and

•	U.S.$369 million (Ps. 4,822 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican-peso denominated senior notes. At December 31, 2009, we had approximately Ps. 12,872 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2009, we had Ps. 13,491 million in domestic senior notes that were sold in the Mexican capital markets. These domestic senior notes were issued by us between 2002 and 2009, and have varying maturities, ranging from 2010 through 2018. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007, we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012;

23

•	On November 1, 2007, we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010;

•	On November 1, 2007, we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017;

•	On March 7, 2008, we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018;

•	On September 12, 2008, we issued Ps. 3,000 million in 5-year floating domestic senior notes. The notes bear interest at a spread of 55 basis points over CETES, and mature on September 6, 2013; and

•

On September 12, 2008, we issued Ps. 2,100 million in 5-year UDI denominated equivalent fixed rate domestic senior notes. The notes bear interest at a rate of 4.10% per annum and mature on September 6, 2013.

•

Bank loans. At December 31, 2009, we had approximately Ps. 9,226 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates based on LIBOR. We are also party to a U.S.$2 billion revolving syndicated facility that matures in April 2011. At December 31, 2009, the entire U.S.$2 billion was available for borrowing. Loans under the facility bear interest at LIBOR plus a spread. The syndicated facility limits our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization and interest at a spread over LIBOR/EURIBOR. They are extended to us or to operating subsidiaries, with the guarantee of Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2009 was U.S.$928 million (Ps. 12,124 million).

•

Sale and leasebacks. Our subsidiaries in Ecuador, Peru, Nicaragua and Honduras have entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2009, lease payment obligations under these contracts amounted to U.S.$87 million (Ps. 1,133 million). Payments are due on a monthly and three-month basis through 2012 and bear interest at fixed or variable rates plus a spread.

•

Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2009, the aggregate principal amount outstanding under these notes was Ps. 5,749 million.

All of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities are guaranteed by Telcel.

24

At December 31, 2009, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 93,908 million (U.S.$7,204 million), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2009, our operating subsidiaries other than Telcel had indebtedness of Ps. 17,001 million (U.S.$1,302 million).

Capital Expenditures

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2009. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2008 and 2007 amounted to Ps. 13,737 million and Ps. 26,045 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” above.

	Year ended December 31,(1)
	2007		2008(2)		2009
	(millions of nominal Mexican pesos)

Transmission and switching equipment	Ps.	32,100	Ps.	50,278	Ps.	41,018
Other		2,522		6,856		4,377

Total capital expenditures	Ps.	34,622	Ps.	57,134	Ps.	45,395

(1)	Figures reflect amounts accrued for each period.
(2)	As of December 31, 2009, we had not disbursed Ps. 24,621 million of our capital investments in 2008, which will be disbursed in 2010.

Our capital expenditures during 2009 related primarily to expanding the capacity of our GSM networks and expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America. We have budgeted capital expenditures of approximately U.S.$3.5 billion for the year ending December 31, 2010, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. We expect that our capital expenditures during 2010 will primarily relate to the expansion and upgrading of our cellular infrastructure for consolidated networks and third generation technology. We expect to spend approximately 15.0% of our budgeted capital expenditures in Mexico and the United States, 59.0% in South America, 13.0% in Central America and 13.0% in the Caribbean.

We expect to finance our capital expenditures for 2010 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. In Mexico, we have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use derivative financial instruments to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. We also use derivative financial instruments from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time. As of December 31, 2009, after taking into account derivative transactions, approximately 30.5% of our total debt was denominated in U.S. dollars and approximately 28.5% was subject to floating rates.

As of December 31, 2009, we had the following derivatives positions, with an aggregate fair value of Ps. 8,361 million:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$147 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos;

25

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$1,965 million to hedge our exposure to our U.S. dollar denominated debt;

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 82 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos;

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 143 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars; and

•

A Japanese Yen-U.S. dollar denominated cross-currency swap with a notional amount of Yen¥13,000 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

26

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate And Interest Rate Risks

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos, principally on our U.S. dollar denominated debt. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2009, we had approximately Ps. 20,805 million (as compared to Ps. 13,942 million as of December 31, 2008) in financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and investments in financial instruments, and approximately Ps. 84,546 million (as compared to Ps. 105,675 million as of December 31, 2008) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 67.4% of our non-peso indebtedness as of December 31, 2009 was denominated in U.S. dollars. As of December 31, 2009, we had Ps. 27,155 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust our position. We may use derivative financial instruments as an economic hedge to adjust our exposures. Our derivatives use practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See “Operating And Financial Review And Prospects—Risk Management” in this report. We have also used derivative financial instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

Sensitivity Analysis Disclosures

The potential increase in net debt and corresponding foreign exchange loss, taking account our derivatives transactions, that would have resulted as a December 31, 2009 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 4,061 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 287 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2009 would have resulted in additional interest expense of approximately Ps. 272 million per year, assuming no change in the principal amount of such indebtedness.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

27

RECENT DEVELOPMENTS

Regulatory Matters

In November 2008, Cofeco issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the CRT issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

See Note 15 to our audited consolidated financial statements for a description of our material legal proceedings.

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on certain telecommunication services we provide. Customers of those telecommunication services are responsible for the payment of this new tax. Telcel has filed legal proceedings against this new tax. We cannot predict the medium- to long-term effects of this new tax on our financial performance.

América Móvil Shareholders’ Meetings

At a general ordinary shareholders’ meeting held in Mexico City on March 17, 2010, the shareholders of América Móvil voted to approve the making of the Proposed Offers. On that same date, at a general extraordinary shareholders’ meeting, the shareholders also approved an amendment to the bylaws (estatutos sociales) of América Móvil to include a foreign exclusion clause restricting the ownership América Móvil Series A shares (“AMX A Shares”) to holders that qualify as Mexican investors under Mexican law and certain transitory provisions relating to the AMX A Shares. This amendment does not affect the ability of holders of currently outstanding AMX A Shares to continue to hold such shares or to transfer them to other non-Mexican investors.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos García Moreno Elizondo
Name: Carlos García Moreno Elizondo
Date: March 22, 2010	Title: Chief Financial Officer

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

11.1	Calculation of Ratio of Earnings to Fixed Charges

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for Years Ended December 31, 2009, 2008 and 2007.

Exhibit 11.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMÉRICA MÓVIL, S. A.B. DE C. V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		2005	2006	2007	2008	2009
		As adjusted
	Mexican FRS

	Income before taxes on profits	33,432,068	61,527,609	81,151,600	79,463,731	99,257,161

Plus:	Fixed charges :
	Interest expense	9,151,266	9,618,645	9,865,355	11,610,982	10,689,719
	Interest implicit in operating leases	189,596	263,090	338,440	352,989	444,785

	Earnings under Mexican FRS	42,772,929	71,409,344	91,355,395	91,427,702	110,391,665

Divided by:	Fixed charges:
	Interest expense	9,151,266	9,618,645	9,865,355	11,610,982	10,689,719
	Interest implicit in operating leases	189,596	263,090	338,440	352,989	444,785

		9,340,862	9,881,735	10,203,795	11,963,972	11,134,505

	Mexican FRS	4.6	7.2	9.0	7.6	9.9

Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FINANCIAL

REPORTING STANDARDS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEARS ENDED

DECEMBER 31, 2009, 2008 AND 2007

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007, as well as, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets accounted for approximately 1% of total consolidated assets at December 31, 2008 and approximately 5% of total consolidated operating revenues for each of the two years in the period ended December 31, 2008. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireles, Inc. to Mexican Financial Reporting Standards). We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and changes in their shareholders’ equity for each of the three years in the period ended December 31, 2009, and the changes in their consolidated financial position for the year ended December 31, 2007, as well as, their consolidated statement of cash flows for each of the two years in the period ended December 31, 2009, in conformity with Mexican Financial Reporting Standards.

As mentioned in Note 2 a), f) and z.1) to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation, B-15, Translation of Foreign Currencies, and B-2, Statements of Cash Flows, with the effects described therein.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Omero Campos Segura

Mexico City, Mexico

March 8, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos)

	At December 31,
	2008		2009
Assets
Current assets:
Cash and cash equivalents	Ps.	22,092,139	Ps.	27,445,880
Accounts receivable, net (Note 4)		52,770,676		55,918,984
Derivative financial instruments (Note 10)		3,125,214		8,361
Related parties (Note 16)		1,052,796		468,096
Inventories, net (Note 5)		31,805,142		21,536,018
Other current assets, net (Note 6)		2,639,912		2,720,983

Total current assets		113,485,879		108,098,322

Plant, property and equipment, net (Note 7)		209,896,820		227,049,009
Licenses, net (Note 8)		43,098,985		42,582,531
Trademarks, net (Note 8)		5,010,539		3,974,527
Goodwill, net (Note 8)		44,696,281		45,805,279
Investments in affiliates and others (Note 9)		789,612		974,693
Deferred taxes (Note 18)		9,296,367		15,908,795
Other non-current assets, net (Note 6)		9,180,987		8,614,805

Total assets	Ps.	435,455,470	Ps.	453,007,961

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	Ps.	26,731,355	Ps.	9,167,941
Accounts payable and accrued liabilities (Note 12)		90,867,401		97,086,585
Taxes payable		14,612,465		16,716,549
Related parties (Note 16)		922,254		1,045,155
Deferred revenues		14,662,631		16,240,451

Total current liabilities		147,796,106		140,256,681

Long-term liabilities:
Long-term debt (Note 13)		116,755,093		101,741,199
Deferred taxes (Note 18)		14,621,075		22,282,245
Employee benefits (Note 11)		11,358,647		10,822,273

Total liabilities		290,530,921		275,102,398

Shareholders’ equity (Note 17):
Capital stock		36,532,481		36,524,423
Retained earnings:
From prior years		29,261,187		38,952,974
Current year		59,485,502		76,913,454

		88,746,689		115,866,428

Accumulated other comprehensive income items		18,988,897		24,782,273

Total majority shareholders’ equity		144,268,067		177,173,124
Non-controlling interest		656,482		732,439

Total shareholders’ equity		144,924,549		177,905,563

Total liabilities and shareholders’ equity	Ps.	435,455,470	Ps.	453,007,961

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share and weighted-average number of shares outstanding)

	For the year ended December 31,
	2007		2008		2009
Operating revenues:
Services:
Air time	Ps.	87,522,245	Ps.	99,258,566	Ps.	118,949,020
Interconnection		58,554,255		60,371,865		60,557,856
Monthly rent		59,551,717		66,805,611		75,585,846
Long-distance		20,348,067		20,624,128		23,301,403
Value added services and other services		40,359,659		51,089,479		70,743,490
Sales of handsets and accessories		45,243,819		47,505,259		45,573,416

		311,579,762		345,654,908		394,711,031

Operating costs and expenses:
Cost of sales and services		132,373,998		146,025,037		165,039,738
Commercial, administrative and general expenses		53,605,408		62,316,415		72,380,031
Depreciation and amortization (Notes 7 and 8) (includes Ps. 29,389,162, Ps. 30,047,363 and Ps. 38,187,412 for the years ended December 31, 2007, 2008 and 2009, respectively, not included in cost of sales and services)		40,406,018		41,767,309		53,082,307

		226,385,424		250,108,761		290,502,076

Operating income		85,194,338		95,546,147		104,208,955

Other expenses, net		(3,712,874)		(2,326,959)		(2,165,584)
Comprehensive result of financing:
Interest income		2,960,265		2,414,390		1,691,929
Interest expense		(7,696,967)		(8,950,562)		(7,410,314)
Exchange gain (loss), net		2,463,442		(13,686,423)		4,556,571
Monetary gain, net		5,038,406		—		—
Other financing (cost) income, net		(3,152,631)		6,357,722		(1,820,110)

		(387,485)		(13,864,873)		(2,981,924)

Equity interest in net income of affiliates		57,621		109,416		195,714

Income before taxes on profits		81,151,600		79,463,731		99,257,161
Taxes on profits (Note 18)		22,454,267		19,888,337		22,259,308

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853

Distribution of the net income:
Majority interest	Ps.	58,587,511	Ps.	59,485,502	Ps.	76,913,454
Non-controlling interest		109,822		89,892		84,399

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853

Weighted average number of common shares outstanding (in millions)		35,149		34,220		32,738

Earnings per share	Ps.	1.67	Ps.	1.74	Ps.	2.35

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos)

									Accumulated other comprehensive income items		Majority shareholders’ equity						Total shareholders’ equity
	Capital stock		Legal reserve		Retained earnings								Non-controlling interest		Comprehensive income
					Unappropriated		Total
Balance at December 31, 2006 (Note 17)	Ps.	36,555,398	Ps.	482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest related to current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends declared at Ps. 0.20 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the period						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 17)		36,552,039		482,925		93,190,309		93,673,234		(4,001,203)		126,224,070		633,700				126,857,770
Effect of adopting Mexican FRS B-10, net of deferred tax						(13,771,039)		(13,771,039)		13,771,039
Dividends declared at Ps. 0.26 per share (historical)						(8,904,997)		(8,904,997)				(8,904,997)						(8,904,997)
Repurchase of shares		(19,558)				(41,736,011)		(41,736,011)				(41,755,569)						(41,755,569)
Comprehensive income:
Net income for the period						59,485,502		59,485,502				59,485,502		89,892	Ps.	59,575,394		59,575,394
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										9,219,061		9,219,061		(67,110)		9,151,951		9,151,951

Comprehensive income for the year															Ps.	68,727,345

Balance at December 31, 2008 (Note 17)	Ps.	36,532,481	Ps.	482,925	Ps.	88,263,764	Ps.	88,746,689	Ps.	18,988,897	Ps.	144,268,067	Ps.	656,482			Ps.	144,924,549
Dividends declared at Ps. 0.30 and Ps. 0.50 per share						(25,979,049)		(25,979,049)				(25,979,049)						(25,979,049)
Repurchase of shares		(8,058)				(24,697,658)		(24,697,658)				(24,705,716)						(24,705,716)
Asset tax write-off						882,992		882,992				882,992						882,992
Comprehensive income:
Net income for the period						76,913,454		76,913,454				76,913,454		84,399	Ps.	76,997,853		76,997,853
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										5,793,376		5,793,376		(8,442)		5,784,934		5,784,934

Comprehensive income for the year															Ps.	82,782,787

Balance at December 31, 2009 (Note 17)	Ps.	36,524,423	Ps.	482,925	Ps.	115,383,503	Ps.	115,866,428	Ps.	24,782,273	Ps.	177,173,124	Ps.	732,439			Ps.	177,905,563

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos)

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	58,697,333
Add (deduct) items not requiring the use of resources:
Depreciation		31,162,660
Amortization		7,670,961
Amortization of loss on sale and leaseback		1,572,397
Deferred income tax and deferred employee profit sharing		4,659,365
Loss on marketable securities		1,384,418
Equity interest in net income of affiliates		(57,621)
Net cost of labor obligations		456,095

		105,545,608
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(4,265,886)
Inventories		(896,364)
Other assets		(943,209)
(Decrease) increase in:
Accounts payable and accrued liabilities		10,136,210
Related parties		(991,389)
Financial instruments		(740,769)
Deferred revenues and credits		36,809
Taxes payable		(8,800,706)
Marketable securities		1,499,381

Resources provided by operating activities		100,579,685

Financing activities
New loans		33,287,331
Repayment of loans		(46,008,892)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,161,387)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(12,856,438)
Dividend declared		(42,127,537)

Resources used in financing activities		(71,866,923)

Investing activities
Investment in plant, property and equipment		(38,854,801)
Investment in subsidiaries and affiliates		42,130
Instruments available for sale		(789,100)
Minority interest		(160,259)
Acquisitions, net of cash acquired		(19,464,035)
Investments in trademarks		26,811
Investment in licenses		(499,145)

Resources used in investing activities		(59,698,399)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2008		2009
Operating activities
Income before taxes on profits	Ps.	79,463,731	Ps.	99,257,161
Items not requiring the use of cash:
Depreciation		32,677,429		42,953,356
Amortization of intangible assets		7,471,679		8,160,235
Amortization of loss on sale and leaseback		1,618,201		1,968,716
Impairment in the value of long-lived assets		739,853		—
Equity interest in net income of affiliates		(109,416)		(195,714)
Loss (gain) on sale of fixed assets		141,278		(403,031)
Net period cost of labor obligations		734,636		779,705
Exchange loss (gain), net		11,979,839		(840,300)
Accrued interest receivable		(2,241,926)		(1,963,537)
Accrued interest payable		8,950,562		7,410,314
Other financing expenses, net		(2,605,594)		(1,838,672)
Loss on sale of marketable securities		(46,014)		—
Changes in operating assets and liabilities:
Financial instruments		65,800		—
Accounts receivable		(5,299,903)		(7,599,026)
Interest collected		2,241,926		1,963,537
Prepaid expenses		(888,241)		(197,274)
Related parties		(14,719)		707,600
Inventories		(9,361,512)		8,479,369
Other assets		(143,908)		(124,900)
Accounts payable and accrued liabilities		(13,888,254)		8,403,243
Taxes paid		(21,702,646)		(16,839,757)
Employee profit sharing paid		(672,457)		(1,132,677)
Financial instruments		(2,156,946)		2,869,210
Deferred revenues		1,001,969		1,568,963
Labor obligations		(491,359)		(577,567)

Net cash flows provided by operating activities		87,464,008		152,808,954

Investing activities
Acquisition of plant, property and equipment		(26,943,957)		(53,213,700)
Acquisition of licenses		(13,736,502)		(485)
Fixed asset sales		75,538		556,704
Business acquisitions, net of cash		(479,090)		—

Net cash flows used in investing activities		(41,084,011)		(52,657,481)

Net cash flows before financing activities		46,379,997		100,151,473

Financing activities
Loans obtained		61,810,010		26,776,298
Repayment of loans		(41,487,985)		(62,720,695)
Interests paid		(8,105,142)		(8,551,023)
Repurchase of shares		(41,632,608)		(24,657,808)
Payment of dividends		(8,815,570)		(25,462,328)

Net cash flows used in financing activities		(38,231,295)		(94,615,556)

Net increase in cash and cash equivalents		8,148,702		5,535,917

Adjustment to cash flow for exchange rate differences		1,971,318		(182,176)
Cash and cash equivalents at beginning of the period		11,972,119		22,092,139

Cash and cash equivalents at end of the period	Ps.	22,092,139	Ps.	27,445,880

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos,

and thousands of U.S. dollars, except when indicated otherwise)

1. Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America and in the Caribbean. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire at various times from 2012 through 2046.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the infrastructure in operation (except for Guatemala and El Salvador).

Equity investments in subsidiaries and affiliated companies

At December 31, 2008 and 2009, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2008	2009
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (1)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V.
(Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	U.S.A.	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.3%
Claro, S.A. (formerly BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.2%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%

		% equity interest at December 31
Company	Country	2008	2009
Estesa Holding Corp. (1)	Panama	100.0%	100.0%
Cablenet, S.A. (1)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa) (1)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
AMX Santa Lucía, Inc. (1) (2)	Santa Lucia	100.0%	99.4%
Oceanic Digital Jamaica, Ltd. (1) (2)	Jamaica	100.0%	99.4%
Claro Panamá, S.A. (4)	Panama	100.0%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A. (3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (3)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (3)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (3)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.	Peru	100.0%	100.0%
Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%

1.	Companies acquired in 2007 and 2008 (see Note 9).
2.	On November 28, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in AMX Santa Lucia, Inc. to Comunicación Celular, S.A. As a result, the Company’s equity interest in AMX Santa Lucía, Inc. and Oceanic Digital Jamaica, Ltd. decreased from 100% to 99.4% in both companies.
3.	On December 29, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in Wellington Gardens, S.A. de C.V. and Widcombe, S.A. de C.V. to AMX Argentina, S.A. As a result, AMX Argentina, S.A. now indirectly holds 100% of the shares of AMX Paraguay, S.A.
4.	This Company started up operations in the second half of 2009. The reduction in equity interest was due to Sercotel’s capital withdrawal, which diluted its holding in the subsidiary.

The subsidiaries mentioned above provide mobile telephony services. In addition to mobile telephony services, Telgua, CTE, Enitel, Estesa, Codetel and Puerto Rico provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On March 8, 2010, América Móvil’s General Director, Legal Director and Finance Director authorized the issuance of the accompanying consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and these notes at December 31, 2007, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. On March 9, 2010 these financial statements were approved by the Audit Committee and the Board of Directors.

2. Summary of Significant Accounting Policies and Practices

The consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards, issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF). The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries. The financial statements of the subsidiaries have been prepared for the same accounting period and follow the same accounting principles as those of the Company. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence are accounted for using the equity method, which basically consists of recognizing América Móvil’s proportional share in the net income or loss and the shareholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in the Company’s consolidated financial statements as of the month following their acquisition.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 59%, 61% and 64% of the Company’s total operating revenues for 2007, 2008 and 2009, respectively, and approximately 75% and 85% of the Company’s total assets at December 31, 2008 and 2009, are either consolidated or accounted for based on the equity method, as the case may be, after their financial statements have first been adjusted to conform to Mexican Financial Reporting Standards in the corresponding functional currency and have then been translated to the reporting currency.

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Effective January 1, 2008, the Company adopted the MFRS B-15, Foreign Currency Translation. Consequently, the financial statements as reported by the foreign subsidiaries and affiliates are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, except for Argentina and Nicaragua; and the local currencies are its functional currencies, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated using the average exchange rate;

v) translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption “Adjustment to cash flow for exchange rate differences”.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated at the prevailing exchange rate at year-end; shareholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on; exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and translation differences were recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”. For the years ended December 31, 2007, 2008 and 2009, the gain on translation was Ps. 10,001,762, Ps. 12,044,547 and Ps. 13,236,787, respectively.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as “items not requiring the use of resources” in the statement of changes in financial position.

b) Revenue recognition

Revenues are recognized at the time services are provided and when the probability of their collection is reasonably assured. Mobile telecommunications services are provided either under prepaid (calling cards), or post payment (agreement) plans, or both. In all cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers.

Long-distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon by our subsidiaries with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have a right to return the product and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the price of the phone.

Telgua, ENITEL, CTE, Codetel and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of the customer.

The Company usually does not charge activation fees for its mobile telephony services; however, in certain regions, depending on the particular market, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in the statements of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Network interconnection costs, long distance costs and rent paid for use of infrastructure

These costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links, ports and measured usage), as well as the message exchange between operators, all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s cellular network.

Loyalty and sales volumes commissions are accrued on a monthly basis based on statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate in Mexico over the past three years was 15.01% (11.56% in 2008).

The financial statements for the years ended December 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current pesos due to the changes realized subsequent to that date.

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders’ equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, which was Ps. 19,327, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, the Ps. 14,562,294 balance of this item is included in shareholders equity under the caption “Accumulated other comprehensive income items”. In conformity with Mexican FRS B-10, since it was unpractical to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 net of Ps. 771,928 of deferred taxes, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Comprehensive result of financing”.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

h) Investments in marketable securities

Investments in marketable securities have been classified either as trading marketable securities or available-for-sale. All investments are represented by equity securities and are recognized at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in shareholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available-for-sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the year ended December 31, 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,362,900 in the statement of income. For the years ended December 31, 2008 and 2009, there were no impairment losses on marketable securities.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts for its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on past write-off experience and on the aging of accounts receivable balances, as well as management’s estimates as to when dispute proceedings with operators will be resolved.

Collection policies and procedures vary by the type of credit extended, the payment history of customers and the age of the unpaid calls.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, and valued using the average-cost method.

k) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method and until 2008, the acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction. Effective January 1, 2009, in conformity with Mexican FRS B-7, Business Combinations, if the acquisition of non-controlling interest is made at fair value, the purchase price is also recognized based on the fair value of the net assets acquired.

Goodwill represents the difference between the acquisition price and the fair value of the net assets acquired at acquisition date.

Goodwill is recorded initially at acquisition cost and up to December 31, 2007 was restated using adjustment factors derived from the NCPI. Goodwill is no longer amortized, but rather is subject to annual impairment valuations at the end of each year, or during the year if there are indications of impairment.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. The Company determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

For the year ended December 31, 2007, there were no goodwill impairment losses recognized by the Company.

For the year ended December 31, 2008, the Company recognized a loss of Ps. 527,770 from impairment in the value of goodwill. Such loss was included in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the year ended December 31, 2009, there were no impairment losses recorded.

l) Telephone plant, property and equipment

Effective January 1, 2008, purchases of plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors), while plant, property and equipment of domestic origin were restated based on the NCPI.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put to use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing, establishing that entities must capitalize comprehensive financing cost (CFC), which corresponds to net interest expense, exchange differences, the monetary position result and other financial costs related to the acquisition of the telephone plant.

The comprehensive cost of financing incurred during the building and installation period is capitalized and was restated up to December 31, 2007 using the NCPI. The net effect of the capitalization of such cost in 2007 was an increase in net income in 2007 of

Ps. 1,158,576 (Ps. 834,175 net of taxes), Ps. 7,053,951 (Ps. 5,289,244 net of taxes) in 2008 and Ps. 1,626,731 (Ps. 1,127,202 net of taxes) in 2009.

The value of plant, property and equipment is reviewed on an annual basis to verify whether there are indicators of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador due to its obsolescence. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. The write-off amounted to Ps. 2,735,000 and has been included as a component of the caption Other expenses, net in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 7).

For the year ended December 31, 2008, the Company recognized a loss of Ps. 113,422 from impairment in the value of the telephone plant recorded in the consolidated balance sheet. Such loss was included in the statement of operations as part of the caption Other expenses, net.

For the year ended December 31, 2009, there were no impairment losses recognized.

m) Licenses and trademarks

Effective January 1, 2008, the Company records licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country.

Licenses to operate wireless telecommunications networks are accounted for at cost, or at fair value at the business acquisition date. Licenses are being amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the usage period of each license.

Trademarks are recorded at their values in use at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

The carrying values of intangible assets with definite useful lives are reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with definite useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

At December 31, 2008, the Company recognized a loss of Ps. 98,661 from impairment in the value of licenses recorded in the consolidated balance sheet and recognized the loss in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the years ended December 31, 2007 and 2009, there were no impairment losses recognized.

n) Leases

- Sale and leaseback

The Company entered into sales and leaseback agreements that meet the conditions for consideration as financial leases. Such agreements give rise to losses derived from the difference between the asset’s sale price and its value in books that result in the recognition of deferred charges that are being amortized based on the remaining useful life of the related assets at the time of sale.

- Operating leases

Rent paid under operating leases is recognized in results of operations as it accrues.

- Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any benefit or scrap value.

o) Transactions in foreign currencies

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive financing costs during the construction stage.

See Note 14 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from past events, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is material, the amount of the reserve is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the reserve is recognized as financial expense.

Reserves for contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

In Radiomóvil Dipsa, S.A. de C.V. and in Telecomunicaciones de Puerto Rico, S.A., the Company has established defined benefit pension plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies using the projected unit-credit method.

In Consorcio Ecuatoriano de Telecomunicaciones S.A. (subsidiary in Ecuador), the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican FRS D-3, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

Seniority premiums are paid to personnel of the Mexican subsidiaries as required by Mexican labor law. Also under Mexican labor law, the Company is liable for certain benefits accruing to workers who leave or are dismissed in certain circumstances.

The Company recognizes annually the cost for pension benefits, seniority premiums and termination payments based on independent actuarial computations applying the projected unit-credit method, using real rates (financial hypotheses net of inflation). The latest actuarial computation date was prepared as of December 31, 2009.

In conformity with the labor laws of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for companies. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable laws.

Such contributions are made to bodies designated by each government and are recorded in results of operations as direct labor benefits as they are incurred or when the contribution is made.

Effective January 1, 2008, the Company adopted Mexican FRS D-3, Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. The adoption of Mexican FRS D-3 did not have an effect on the Company’s financial position or results of operation.

Actuarial gains and losses are amortized over the estimated average remaining working lifetime of Company employees, which is 20 years.

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current-year employee profit sharing is presented under the caption “Commercial, administrative and general expenses” in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate (Mexico and Peru) and 15% (Ecuador) to all differences between the book and tax values of all assets and liabilities. At December 31, 2008 and 2009, the amounts were not significant.

Through December 31, 2007, deferred employee profit sharing was determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there was no indication that the related liability or asset would not be realized in the future.

s) Taxes on profits

Current year taxes on profits are presented as a short-term liability, net of prepayments made during the year.

The Company determines deferred taxes on profits based on the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate (“FRBT”, applicable only in Mexico), as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Effective January 1, 2008, asset tax paid in excess of income tax in Mexico is treated as a tax credit, while through December 31, 2007, asset tax was recorded as part of deferred income tax. In both cases, an evaluation of its future realization is performed.

As a result of the adoption of Mexican FRS D-4 in 2008, the Company recognized deferred taxes in the amount of Ps. 2,825,486 for the effects of translation of foreign companies at December 31, 2008. Such amount is presented in a shareholders’ equity item as part of the caption “Accumulated other comprehensive income items”.

t) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2008 and 2009, advertising expenses aggregated to Ps. 7,175,663, Ps. 8,520,506 and Ps. 9,932,119, respectively.

u) Comprehensive income

Comprehensive income consists of the net income for the year plus the following items that are reflected directly in shareholders’ equity: the effect of translation of financial statements of foreign entities, the effect of current year deferred taxes, and other items different from net income.

At December 31, 2008 and 2009, an analysis of accumulated other comprehensive income items other than net income is as follows:

	2008		2009
Effect of translation of foreign entities	Ps.	21,814,383	Ps.	35,051,170
Deferred taxes		(2,825,486)		(10,268,897)

	Ps.	18,988,897	Ps.	24,782,273

v) Earnings per share

The Company determined earnings per share by dividing net majority income by the weighted average number of shares issued and outstanding during the period. In determining the weighted average number of shares issued and outstanding, shares acquired by repurchases by the Company have been excluded.

w) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

x) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, financial leases and accounts payable. The Company has other financial assets, such as accounts receivable, prepaid expenses and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. To reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company relies on several key suppliers. Approximately 21%, 32% and 31% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2007, 2008 and 2009, respectively, represented services rendered by one supplier; approximately 75%, 70% and 66%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 58%, 54% and 39%, respectively, of telephone plant purchases were made from two suppliers. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

y) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, since the Company has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

z) Statement of income presentation

Costs and expenses in the Company’s income statement are presented on a combined basis between their nature and function, which allows operating income levels to be shown, since such classification allows the captions to be compared with other companies in the Telecommunications industry.

The “Operating income” caption is shown in the statement of income since it is an important indicator used for evaluating the Company’s operating results. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other income (expenses), net. This presentation is comparable to the one used in the financial statements at and for the years ended December 31, 2007 and 2008.

z.1) Mexican FRS B-2, Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statements of cash flows for the years ended December 31, 2008 and 2009 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position that is presented for the year ended December 31, 2007.

z.2) Operating segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

z.3) New accounting pronouncements that became effective in 2009

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaced Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this standard: (i) requires that the total net assets acquired and consideration paid to be valued at fair value; and (ii) requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity. As a result of this change, it was clarified that goodwill must be determined for both the controlling (majority) interest and the non-controlling (minority) interest, the latter of which must be valued at fair value.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which requires such transactions, without exception, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

Finally, Mexican FRS B-7 also clarifies that the recognition of push-down adjustments to the financial statements of the acquired entity is not applicable in Mexico and provides no transitory guidance in this regard.

The Company did not have business acquisitions in 2009, and thus the adoption of this standard had no impact on the Company’s financial statements.

Mexican FRS B-8, Consolidated and Combined Financial Statements

Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

The most important amendments, changes or additions to this standard are as follows:

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

This standard also includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of SIC 12, Consolidation - Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated, irrespective of their business purpose or line of business.

e) This standard establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders’ equity.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements since there was no change in control, the Company has no special purpose entities and did not acquire any subsidiaries.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

Mexican FRS C-7 modifies the guidelines for the accounting recognition of investments in affiliates contained in Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Under the new standard, significant influence is considered to exist when an entity holds an equity interest of more than 10% in the case of publicly traded entities, and 25% in the case of unlisted entities. This standard establishes that in determining the existence of control, any potential exercisable or convertible voting rights held must be taken into account. Mexican FRS C-7 establishes the guidelines for determining the existence of significant influence in the case of SPEs and provides a specific procedure for recognizing the accumulated losses incurred by affiliates.

This standard requires the financial statements of affiliates to be prepared under the same Mexican FRS as those of the controlling company, which eliminates the possibility of recognizing the equity interest in regulated affiliates using financial statements prepared under the specific accounting standards for their sectors.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Mexican FRS C-8, Intangible Assets

This standard replaces Mexican accounting Bulletin C-8, Intangible Assets, for fiscal years beginning on January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

The most important new accounting pronouncements that will become effective in 2010 are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The principal changes compared to the old Mexican accounting Bulletin C-1 are as follows:

a) Under this standard, cash and cash equivalents are required to be grouped together.

b) Mexican FRS C-1 establishes that restricted cash and cash equivalents must be presented in the cash and cash equivalents caption in the statement of financial position, rather than separately.

c) This standard substitutes the term “short-term demand investments” with the new term “liquid demand investments”.

d) Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realizable value, nominal value and fair value.

The Company does not believe that the adoption of this new accounting standard will have a material effect on the valuation of its cash and cash equivalents and that it will only give rise to changes in the names of certain items.

The most important new accounting pronouncements that will become effective in 2011 are as follows:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed - Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic regions, customers and suppliers.

Business risks - In identifying operating segments, this standard does not require that different areas of the business necessarily be subject to different risks.

Segments in the pre-operating stage - Under Mexican FRS B-5, the different areas of a business in its pre-operating stage may be classified as operating segments.

Disclosure of financial results - This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities - Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 will replace Mexican accounting Bulletin B-9.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position
•	Condensed income statement or statement of activities, as applicable
•	Condensed statement of changes in shareholders’ equity
•	Condensed statement of cash flows
•	Notes to financial statements with select disclosures

Mexican FRS B-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

z.4) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 and 2009 financial statements.

		As originally issued 2007	Reclassification	As reclassified 2007
Statement of income:
Depreciation and amortization	(1)	40,818,281	(412,263)	40,406,018
Commercial, administrative and general expenses	(1)	53,193,145	412,263	53,605,408

(1)	Reclassification of amortization of prepaid expenses in 2007

3. Investments in Marketable Securities

At December 31, 2008 and 2009, the Company does not have a marketable securities portfolio.

However, at December 31, 2007, the net unrealized loss on for-trading securities was Ps. 2,441. The net realized gain was Ps. 29,604 and Ps. 19,786 for the years ended December 31, 2007 and 2008, respectively. All such valuation results are recognized in results of operations.

As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2007, the Company recorded an other than temporary loss of Ps. 1,362,900 in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

4. Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2008		2009
Subscribers	Ps.	24,815,416	Ps.	24,289,422
Distributors		10,233,726		13,588,162
Cellular operators for interconnections of networks and other facilities including the “Calling Party Pays” program		9,713,659		10,746,263
Recoverable taxes		9,967,980		10,433,259
Sundry debtors		3,465,030		4,347,480

		58,195,811		63,404,586
Less: Allowance for doubtful accounts of customers and distributors and cellular operators		(5,425,135)		(7,485,602)

Net	Ps.	52,770,676	Ps.	55,918,984

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
Balance at the beginning of the period	Ps.	(4,324,981)	Ps.	(6,044,433)	Ps.	(5,425,135)
Increase through charge to expenses		(4,642,250)		(5,676,033)		(5,700,276)
Applications to the allowance		3,192,832		6,950,478		3,963,895
Effect of translation		(270,034)		(655,147)		(324,086)

Balance at the end of the period	Ps.	(6,044,433)	Ps.	(5,425,135)	Ps.	(7,485,602)

5. Inventories

An analysis of inventories at December 31, 2008 and 2009 is as follows:

	December 31
	2008		2009
Cellular telephones, accessories, cards and other materials	Ps.	33,035,047	Ps.$	23,195,148
Less:
Reserve for obsolete and slow-moving inventories		(1,229,905)		(1,659,130)

Total	Ps.	31,805,142	Ps.	21,536,018

6. Other Assets

a) An analysis of other assets at December 31, 2008 and 2009 is as follows:

	December 31
	2008		2009
Current assets:
Prepaid expenses (including advertising, insurance and maintenance)	Ps.	2,353,677	Ps.	2,281,290
Other		286,235		439,693

	Ps.	2,639,912	Ps.	2,720,983

Non-current assets:
Recoverable taxes	Ps.	1,082,370		1,982,292
Sale and leaseback of the telephone plant		5,706,564		3,503,068
Advances to related parties for use of fiber optic		748,701		883,102
Prepaid expenses		1,643,352		2,246,343

Total	Ps.	9,180,987	Ps.	8,614,805

From 2003 to 2008, the Company sold part of its telephone plant to unrelated parties for Ps. 7,875,591 and then leased back the plant under financial leaseback agreements. The losses incurred on such transactions are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 2,706,612, Ps. 1,618,201 and Ps. 1,968,716, respectively.

7. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2008 and 2009 is as follows:

	December 31,
	2008		2009
Telephone plant and equipment	Ps.	320,141,371	Ps.	371,426,995
Land and buildings		21,148,304		22,268,890
Other assets		39,713,303		51,486,555

		381,002,978		445,182,440
Less: Accumulated depreciation		(204,323,681)		(249,140,213)

Net		176,679,297		196,042,227
Construction in progress and advances to equipment suppliers		30,361,241		28,091,540
Inventories, primarily for use in the construction of the telephone plant		2,856,282		2,915,242

Total	Ps.	209,896,820	Ps.	227,049,009

b) At December 31, 2008 and 2009, plant, property and equipment include the following assets held under capital leases:

	2008		2009
Assets under capital leases	Ps.	3,046,236	Ps.	2,230,216
Accumulated depreciation		(1,254,925)		(1,046,156)

	Ps.	1,791,311	Ps.	1,184,060

c) Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 31,162,660, Ps. 32,677,429 and Ps. 42,953,356, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarily in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796,000 increase in depreciation for 2007. In 2008 the Company did not change the estimated useful life of its telephone plant.

In 2009, the subsidiary in Brazil prospectively increased the depreciation rate of its GSM telephone plant on a prospective basis. Such increase represented an additional charge of Ps. 4,461,748 to depreciation expense for 2009.

e) The most relevant information used in determining the capitalized comprehensive financing cost is as follows:

	2008		2009
Amounts invested during the year in the acquisition of qualifying assets	Ps.	30,700,024	Ps.	29,803,816
Capitalized comprehensive financing cost		7,053,951		1,626,731
Capitalization rate		23%		5%

This amount is amortized over a period of seven years, which is the estimated useful life of the plant.

f) An analysis of the comprehensive financing cost for the year is as follows:

	December 31
	2008		2009
Total comprehensive financing cost accrued	Ps.	(20,918,824)	Ps.	(4,608,655)
Capitalized amount		7,053,951		1,626,731

Total comprehensive financing cost	Ps.	(13,864,873)	Ps.	(2,981,924)

8. Intangible Assets

An analysis of intangible assets at December 31, 2008 and 2009 is as follows:

	December 31, 2008
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	37,888,804	Ps.	13,736,514					Ps.	51,625,318
Effect of translation		21,959,899					Ps.	(528,923)		21,430,976
Accumulated amortization		(23,284,399)			Ps.	(6,574,249)				(29,858,648)
Impairment of the year						(98,661)				(98,661)

Net	Ps.	36,564,304	Ps.	13,736,514	Ps.	(6,672,910)	Ps.	(528,923)	Ps.	43,098,985

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(808,845)					Ps.	306,815		(502,030)
Accumulated amortization		(4,406,752)			Ps.	(897,430)				(5,304,182)

Net	Ps.	5,601,154			Ps.	(897,430)	Ps.	306,815	Ps.	5,010,539

Goodwill	Ps.	47,942,225	Ps.	452,302					Ps.	48,394,527
Effect of translation		2,546,423					Ps.	46,877		2,593,300
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year					Ps.	(527,770)				(527,770)

Net	Ps.	44,724,872	Ps.	452,302	Ps.	(527,770)	Ps.	46,877	Ps.	44,696,281

	December 31, 2009
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	51,625,318	Ps.	485					Ps.	51,625,803
Effect of translation		21,430,976					Ps.	6,758,840		28,189,816
Accumulated amortization		(29,858,648)			Ps.	(7,275,779)				(37,134,427)
Impairment of the year		(98,661)								(98,661)

Net	Ps.	43,098,985	Ps.	485	Ps.	(7,275,779)	Ps.	6,758,840	Ps.	42,582,531

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(502,030)					Ps.	(151,556)		(653,586)
Accumulated amortization		(5,304,182)			Ps.	(884,456)				(6,188,638)

Net	Ps.	5,010,539			Ps.	(884,456)	Ps.	(151,556)	Ps.	3,974,527

Goodwill	Ps.	48,394,527							Ps.	48,394,527
Effect of translation		2,593,300					Ps.	1,108,998		3,702,298
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year		(527,770)								(527,770)

Net	Ps.	44,696,281					Ps.	1,108,998	Ps.	45,805,279

a) A description of the principal changes in the caption licenses at December 31, 2008 is as follows:

In May 2008, the Company announced that Conecel had been notified by the Consejo Nacional de Telecomunicaciones de Ecuador that it had accepted Conecel’s proposal and payments terms regarding the license renewal for a period of 15 years. Conecel made an initial fixed payment of US$ 289 million (Ps. 4,003,439) to the Ecuadorian government for the new 15-year concession and will subsequently make payments determined at 3.93% of the gross revenues on the services awarded.

On May 7, 2008, the Company was awarded the bid to provide mobile voice services as well as data and video transmission services (PCS) in Panama. The license obtained by its subsidiary in Panama, Claro Panamá, S.A., grants the right to use and exploit 30 MHz in the 1900 MHz band over a period of 20 years. The amount paid by the Company for such license was US$ 86 million (Ps. 895,626).

The Company acquired a license to operate 20 MHz of additional spectrum in five regions in Brazil and 30 MHz of additional spectrum in six regions in such country. The amount paid by the Company in April 2008 for these new rights aggregated to Ps. 8,830,124 (approximately 1.4 billion Brazilian reais).

9. Investments in Affiliates and Others

An analysis of this caption at December 31, 2008 and 2009 is as follows:

	2008	2009
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps. 721,044	Ps.	898,871
Other investments	68,568		75,822

Total	Ps. 789,612	Ps.	974,693

I. Investments in subsidiaries

During 2007 and 2008, the Company made a number of investments in subsidiaries which are described as follows:

The Company considered appraisals from independent experts to determine the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2008 Acquisitions

	Estesa Holding
Current assets	Ps.	44,224
Fixed assets		147,627
Other assets		1,612
Less:
Total liabilities		160,559

Fair value of net assets acquired		32,904
% of equity acquired		100%

Net assets acquired		32,904
Amount paid		485,206

Goodwill generated	Ps.	452,302

a) In August 2008, the Company acquired 100% of the shares of Estesa Holding Corp., a cable television and broadband platform service provider for homes and businesses in Nicaragua. The amount paid for the acquisition was Ps. 485,206 (US$ 47,841). The Company plans to use this acquisition to strengthen its position in the telecommunications market in Central America.

- 2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets	Ps.	6,611,161	Ps.	160,850	Ps.	6,772,011
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597		—		397,597
Customer lists and relationships		840,671		—		840,671
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (US$ 1,890 million after net debt assumed, which was approximately Ps. 4,104,288 (US$ 370,830).

At the time of acquisition, the Company assumed a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216,851 (US$ 934,650).

Telecomunicaciones de Puerto Rico provides telecommunication services, including fixed-line and cellular services in Puerto Rico. Telecomunicaciones de Puerto Rico’s results of operations have been included in the consolidated financial statements as of April 2007. The Company expects the acquisition of Puerto Rico to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition of 100% of the shares of Oceanic Digital Jamaica, Ltd. Oceanic Digital Jamaica provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (US$ 73,648) before net cash of Ps. 15,548 (US$ 1,431). Oceanic Digital Jamaica Limited’s results of operations have been included in the consolidated financial statements as of December 2007. The Company expects the acquisition of Oceanic Digital Jamaica Limited to contribute to its the strategy of becoming the leading wireless communication provider in Latin America.

- Other acquisitions

a) In 2007, the Company paid Ps. 53,184 to acquire non-controlling interest in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 46,580, and the difference between the book value and price paid is reflected in shareholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

- General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

- Unaudited pro forma financial data

The following consolidated pro forma financial data for the years ended December 31, 2007 and 2008 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the years ended December 31,
	2007		2008
Operating revenues	Ps.	315,415,110	Ps.	345,849,287
Income from continued operations		58,809,925		60,115,083
Net income		58,809,925		60,115,083
Earnings per share (in Mexican pesos)		1.67		1.76

10. Derivative financial instruments

To protect itself against future increases in interest rates for the servicing of its long-term debt of Ps. 101,741,199, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with the same financial institutions from which the Company has obtained unsecured loans, with no collateral and no values given as a guarantee. The weighted average interest rate is 2.14%. The swap floating rate is the three-month London Interbank Offered Rate (LIBOR) and is due every three months, coinciding with the payments of interest.

At December 31, 2008 and 2009, the financial instruments contracted by the Company are as follows:

Instrument	Amounts in thousands
	2008			2009
	Notional amount		Fair value	Notional amount		Fair value
Cross Currency Swaps
Swaps Dollar-Peso	US$	610,000	Ps. (483,916)	US$	146,965	Ps. (2,699)
Swaps Euro-Peso					€82,000	24,578
Swaps Euro-Dollar					€142,821	106,637
Swaps Yen-Dollar					¥13,000,000	(27,181)
Interest rate swaps and Cross Currency Swaps	US$	350,000	2,371,725		—
Forwards Dollar-Peso	US$	2,700,000	1,237,405	US$	1,965,000	(92,974)

Total			Ps. 3,125,214			Ps. 8,361

With respect to the aforementioned financial instruments, the valuation gain (loss) for the years ended December 31, 2007, 2008 and 2009 aggregated to Ps. 23,851, Ps. 7,497,200 and (Ps. 732,566), respectively, and was included in the statement of income as part of comprehensive result of financing in the Other financing cost (income), net caption.

11. Employee Benefits

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

a) Puerto Rico

Pension plan

In accordance with the provisions of the Employee Retirement Income Security Act issued in 1974, all full-time employees are entitled to a pension plan and the contributions to such plan are deductible for income tax purposes.

This pension plan is comprised of two types of payment:

a)	Life-long or retirement pension to which employees are entitled to when they have reached a certain number of years of service and that is computed by applying certain percentages to the number of years of service and based on the employee’s salary of the last three years.

b)	The payment of an amount that ranges from 9 to 12 months of the employee’s current salary. The number of months (9 to 12) also depends on the years of service.

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans at December 31, 2008 and 2009, are as follows:

	2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295
Labor cost		309,201		88,392		272,013		79,906
Finance cost on projected benefit obligation		1,121,865		590,121		1,101,802		515,597
Actuarial loss (gain)		(253,748)		735,942		777,985		(615,052)
Other amended plans				31,964		(824,304)		(269,662)
Payments from trust fund		(1,264,234)		(422,138)		(1,418,253)		(454,064)
Effect of translation		3,748,496		1,757,020		(785,015)		(353,354)

Projected benefit obligation at end of year	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666

Changes in plan assets:
Established fund at beginning of year	Ps.	13,526,767			Ps.	14,959,431
Effect of business acquisition		—
Actual return on plan assets		(807,465)				693,221
Employee contributions		69,221	Ps .	422,138		121,916	Ps.	438,890
Payments from trust fund		(1,264,234)		(422,138)		(1,418,266)		(438,890)
Effect of translation		3,435,142				(450,999)

Established fund at end of year	Ps.	14,959,431	Ps.	—	Ps.	13,905,303	Ps.	—

Unfunded labor obligation	Ps.	(3,945,559)	Ps.	(9,926,295)	Ps.	(4,123,915)	Ps.	(8,829,666)
Unrecognized actuarial loss (gain)		1,933,608		644,843		2,474,363		(263,851)

Accrued labor obligation	Ps.	(2,011,951)	Ps.	(9,281,452)	Ps.	(1,649,552)	Ps.	(9,093,517)

Net period cost The net period cost at December 31, 2008 and 2009 is comprised of the following elements:
	2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	309,201	Ps.	88,392	Ps.	272,013	Ps.	79,906
Finance cost on projected benefit obligation		1,121,865		590,121		1,101,802		515,597
Projected return on plan assets		(1,382,477)		(15,136)		(1,184,295)		(34,334)

	Ps.	48,589	Ps.	663,377	Ps.	189,520	Ps.	561,169

	2008				2009
Projected benefit obligation	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666
Accumulated benefit obligation		17,542,843		9,926,295		17,809,050		8,829,666
Fair value of plan assets		14,959,943		—		13,905,303		—

The unrecognized net actuarial loss of Ps. 2,578,451 for 2008 derives from: i) changes in actuarial assumptions primarily due to changes in the rates of return on assets; and ii) experience adjustments. For 2009, there is no unrecognized actuarial loss.

Actuarial assumption

The average rates used to determine the net period cost for 2008 and 2009 are as follows:

	2008	2009
Long-term rate of return	8.5%	8.5%
Rate of future salary increases	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2008	2009
Cost percentage of increase in health care for the following year	7.0%	6.90%
Cost percentage due to death	5.0%	4.5%
Year to which this level will be maintained	2010	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	Post-retirement benefits
	2008	2009
Cost percentage of increase in health care for the following year	7.00%	5.8%
Cost percentage due to death	5.00%	5.0%
Year to which this level will be maintained	2010	2021

The projected return on plan assets is as follows:

	Projected return
	2008	2009
Debt instruments	4.4%	6.3%
Cash and equivalents	4.2%	2.6%

Plan assets

The Company invests its plan assets at the following percentages:

	Post-retirement benefits
	2008	2009
Equity instruments	2.0%	2.5%
Debt instruments	35.0%	41.3%
Cash and cash equivalents	63.0%	56.2%

	100%	100%

Cash flows

During 2008 and 2009, the Company contributed approximately Ps. 69,221 (US$ 5,112) and Ps. 121,903 (US$ 9,335), respectively, to the pension plan fund and Ps. 422,138 (US$ 31,181) and Ps. 399,727 (US$ 30,610), respectively, to the post-retirement obligations fund. In accordance with current regulations, during 2010, the Company expects to contribute approximately Ps. 615,468 to the pension plan fund and Ps. 464,816 to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post-retirement benefits
2010	Ps.	1,280,458	Ps.	479,646
2011		1,271,800		516,237
2012		1,259,394		548,988
2013		1,248,568		579,819
2014-2018		8,064,922		4,051,409

An analysis of future payments for medicines is as follows:

	Post-retirement benefits
2010	Ps.	14,822
2011		17,094
2012		19,928
2013		23,062
2014-2018		201,966

c) For Mexico and Ecuador, the net period cost in 2007, 2008 and 2009 is Ps. 3,819, Ps. 15,493 and Ps. 15,939, respectively, for Mexico and Ps. 6,730, Ps. 7,177 and Ps. 13,077, respectively, for Ecuador. The balance of labor obligations at December 31, 2008 and 2009 is Ps. 19,101 and Ps. 22,177, respectively, for Mexico and Ps. 46,143 and Ps. 57,027, respectively, for Ecuador.

d) In Mexico, Ecuador and Peru, the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2007, 2008 and 2009 was 10% of taxable income in Mexico and Peru and 15% in Ecuador.

e) The total amount charged to results of operations for employee profit sharing in 2007, 2008 and 2009 is Ps. 758,957, Ps. 1,104,461 and Ps. 1,589,588, respectively.

Starting in 2006, employee profit sharing paid to employees is deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. In Mexico, this deduction aggregated to Ps. 305,273 in 2007, Ps. 353,142 in 2008 and Ps. 473,334 in 2009.

12. Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2008		2009
Suppliers	Ps.	64,086,196	Ps.	62,131,638
Sundry creditors		8,763,642		10,468,068
Interest payable		2,330,624		1,574,996
Accrued expenses and other provisions		13,685,577		20,179,010
Guarantee deposits		1,057,244		1,263,674
Dividend pending payment		944,118		1,469,199

Total	Ps.	90,867,401	Ps.	97,086,585

b) At December 31, 2008 and 2009, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2007		Effect of translation		Increase for the year		Payments		Reversals		Balance at December 31, 2008

Direct employee benefits payable	Ps.	1,024,320	Ps.	66,982	Ps.	1,004,203	Ps.	(598,851)	Ps.	(54,201)	Ps.	1,442,453
Office expenses		576,560		748		127,184		(52,162)		(4,133)		648,197
Professional fees		117,952		26,337		460,273		(353,726)				250,836
Retirement of assets		1,319,795		70,210		390,767		(3,455)				1,777,317
Points and loyalty program		868,638		36,449		604,260		(763,883)				745,464
Contingencies		7,217,852		(115,340)		551,959		(551,869)				7,102,602
Value added services		68,658				535,420						604,078
Other provisions		774,151		180,767		183,245		(23,533)				1,114,630

	Ps.	11,967,926	Ps.	266,153	Ps.	3,857,311	Ps.	(2,347,479)	Ps.	(58,334)	Ps.	13,685,577

	Balance at December 31, 2008		Effect of translation		Increase for the year		Payments		Reversals		Balance at December 31, 2009

Direct employee benefits payable	Ps.	1,442,453	Ps.	225,454	Ps.	1,102,891	Ps.	(845,015)	Ps.	(83,582)	Ps.	1,842,200
Office expenses		648,197		102,398		74,623		(276,670)				548,548
Professional fees		250,836		7,251		340,692		(296,632)		(1,417)		300,730
Retirement of assets		1,777,317		30,794		1,848,499		(174,904)				3,481,706

Points and loyalty program		745,464		14,200		461,152		(362)		(58,017)		1,162,437
Contingencies		7,102,602		1,536,206		3,765,057		(936,393)		(58,817)		11,408,655
Value added services		604,078		3,560		334,259		(267,333)				674,564
Other provisions		1,114,630		(14,051)		52,361		(390,146)		(2,625)		760,169

	Ps.	13,685,577	Ps.	1,905,812	Ps.	7,979,533	Ps.	(3,187,455)	Ps.	(204,458)	Ps.	20,179,010

13. Debt

The Company’s short- and long-term debt consists of the following:

		2008				2009
Currency	Item	Rate	Maturity from 2009 to	Total 2008		Rate	Maturity from 2010 to	Total 2009
U.S. dollars
	Export Credit Agencies “ECA” credits (fixed rate)	2.71% - 3.2%	2010	Ps.	527,508	2.71% - 3.20%	2010	Ps. 169,607
	ECA credits (floating rate)	L + 0.75%	2015		2,707,660	L + 0.75 - L + 1.50%	2019	4,913,714
	Syndicated loans	L + 0.25%	2011		27,076,600
	Fixed-rate senior notes	4.125% - 6.375%	2037		50,517,558	5.0% - 6.375%	2037	51,608,178
	Lines of credit	L + 0.15 - L + 2.5%	2013		4,397,017	L + 5.14%	2013	151,494
	Leases	7.95% - 8.75% & L + 2.9% - 3.16%	2012		587,772	7.95% - 8.75% & TPR + 2.0%	2012	157,916

	Subtotal dollars				85,814,115			57,000,909

Euros
	ECA credits (floating rate)	E(4) + 0.70%	2016		4,979,233	E(5) + 0.70%	2016	7,040,726

	Subtotal euros				4,979,233			7,040,726

Mexican pesos
	Lines of credit	TIIE + 0.24%			4,500,000
	Fixed-rate notes	8.11% - 10.45%	2036		20,060,964	4.1% - 9.0%	2036	19,613,149
	Floating-rate notes	Sundry	2013		7,750,000	Sundry	2013	6,750,000
	Commercial paper	8.18% - 8.53%	2009		5,500,000			—

	Subtotal Mexican pesos				37,810,964			26,363,149

Brazilian reais
	Lines of credit	9.25%	2014		1,155,040	8.78% - 9.20%	2017	2,352,034

	Subtotal Brazilian reais				1,155,040			2,352,034
Colombian pesos
	Bonds	CPI + 6.8% - 7.50% and 7.59%	2016		5,430,792	IPC + 6.8% - 7.50% and 7.59%	2016	5,749,270

	Subtotal Colombian pesos				5,430,792			5,749,270

Other currencies
	Bonds	6.41%	2012		538,602	1.489% - 6.406%	2039	4,546,906
	Leases	6.45%	2011		890,254	2.75% - 6.45%	2012	1,133,455
	Lines of credit	Sundry	2012		6,867,448	Sundry	2013	6,722,691

	Subtotal other currencies				8,296,304			12,403,052

	Total debt				143,486,448			110,909,140

	Less: Short-term debt and current portion of long-term debt				26,731,355			9,167,941

	Long-term debt			Ps.	116,755,093			Ps. 101,741,199

(1)	L = LIBOR or London Interbank Offered Rate
(2)	TIIE = Mexican Weighted Interbank Interest Rate
(3)	FTD = Fixed-Term Deposits
(4)	CPI = Consumer price index
(5)	E = Euribor
(6)	RLR = Reference Liability Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2009 was approximately 5.8% (5.7% in 2008).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2008 and 2009 is as follows:

Debt	2008		2009
Domestic senior notes	Ps.	8,142,073	Ps	. 5,038,662
Credit lines drawdowns		10,200,547		1,005,544
Commercial paper		5,500,000
Other loans		270,997		310,547

Total	Ps.	24,113,617	Ps	. 6,354,753

Weighted-average interest rate		6.18%		7.61%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2011	Ps.	2,454,789
2012		8,943,324
2013		8,623,773
2014		14,516,672
2015		8,065,621
2016 and thereafter		59,137,020

Total	Ps.	101,741,199

Senior Notes - At December 31, 2009, the Company had senior notes issued in U.S. dollars for US$ 3,952 million (Ps. 51,608 million) maturing from 2014 to 2037. The Company also had senior notes issued in Mexican pesos for Ps. 26,363 million maturing in 2010 and 2036. During 2009 América Móvil issued three new senior notes of JPY 13,000 million, US$ 750 million and 4 million Financing Units (FU) in Chile (equivalent to 83,772 million Chilean pesos).

All senior notes issued by the Company are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain agencies provide financial support to purchase export equipment from their respective countries. The debt issued under these plans at December 31, 2009 is approximately Ps. 12,124 million.

Domestic senior notes - At December 31, 2009, the domestic senior note debt aggregates to Ps. 13,491 million. In general, these notes bear a fixed or floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the National Banking and Securities Commission (NBSC) for a total amount of Ps. 20,000 million.

General

At December 31, 2009, the Company had a number of bank facilities for approximately Ps. 9,226 million (US$ 707 million). Under all of the facilities, América Móvil and Telcel are the guarantors.

The Company is subject to financial and operating covenants under the loan agreements. In some cases, these covenants limit America Móvil or the guarantor’s ability to: pledge assets, carry out certain types of mergers, sell off all or substantially all of its assets and sell control over Telcel.

The covenants do not restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2009, the Company has complied with all of the above-mentioned requirements.

At December 31, 2008 and 2009, approximately 87% and 85%, respectively, of the total outstanding consolidated debt is guaranteed by Telcel.

14. Foreign Currency Position and Transactions

At December 31, 2008 and 2009, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	4,138	13.54	4,831	13.06
Quetzal (Guatemala)	1,145	1.74	885	1.56
Brazilian reais	3,158	5.79	2,939	7.5
Colombian peso	941,758	0.006	913,359	0.006
Argentinean peso	1,331	3.92	1,493	3.44
Uruguayan peso	1,126	0.556	521	0.665
Cordoba (Nicaragua)	1,144	0.682	1,097	0.627
Lempira (Honduras)	751	0.712	470	0.686
Chilean peso	128,447	0.02	115,091	0.03
Peruvian sol	415	4.3	327	4.5
Guarani (Paraguay)	203,435	0.003	267,694	0.003
Dominican peso	32,291	0.382	34,059	0.360
Jamaican dollars	4,285	0.169	3,505	0.146
Euro	119,742	18.91	4,493	18.70
Swiss franc	106	12.67	106	12.61

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(11,955)	13.54	(9,443)	13.06
Quetzal (Guatemala)	(2,760)	1.74	(3,687)	1.56
Brazilian reais	(5,642)	5.79	(6,666)	7.50
Colombian peso	(1,839,490)	0.006	(1,958,152)	0.006
Argentinean peso	(2,753)	3.92	(2,701)	3.44
Uruguayan peso	(1,164)	0.556	(375)	0.665
Cordoba (Nicaragua)	(2,066)	0.682	(3,007)	0.627
Lempira (Honduras)	(2,578)	0.712	(3,246)	0.686
Chilean peso	(328,378)	0.02	(307,903)	0.03
Peruvian sol	(1,253)	4.3	(1,236)	4.52
Guarani (Paraguay)	(330,894)	0.003	(322,035)	0.003
Dominican peso	(13,435)	0.382	(10,179)	0.360
Jamaican dollars	(10,908)	0.169	(5,004)	0.146
Euro	(263,766)	18.91	(376,491)	18.70
Yen	—	—	(13,000,000)	0.140

At March 8, 2010, the date of issuance of these financial statements, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	12.69
Quetzal (Guatemala)	1.58
Brazilian reais	7.12
Colombian peso	0.0066
Argentinean peso	3.29
Uruguayan peso	0.64
Cordoba (Nicaragua)	0.60
Lempira (Honduras)	0.67
Chilean peso	0.02
Peruvian sol	4.47
Guarani (Paraguay)	0.0027
Dominican peso	0.35
Euro	17.29
Swiss franc	11.81
Jamaican dollars	0.14

In the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the closing exchange rate at December 31, 2007, while for 2008 and 2009 using the average exchange rate.

	U.S. dollars (thousands)
	2007		2008		2009
Net revenues	Ps	. 17,131,480	Ps	. 19,036,746	Ps	. 18,717,023
Operating costs and expenses		14,576,815		16,023,340		16,042,797
Interest income		375,254		470,033		347,444
Interest expense		608,093		711,218		618,258
Other income (expenses), net		(465,427)		258,211		(146,628)

15. Contingencies and Commitments

a) As of December 31, 2009, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2009, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2010	Ps.	762,458	Ps.	4,314,378
2011		407,219		4,050,849
2012		181,893		3,331,981
2013		—		3,009,501
2014		—		2,130,224
2015 and thereafter		—		3,526,184

Total		1,351,570	Ps.	20,363,117

Less interest		(60,199)

Present value of minimum net rental payments		1,291,371
Less current portion		(716,481)

Long-term obligations	Ps.	574,890

Rent charged to expenses in 2007, 2008 and 2009 aggregated to Ps. 5,052,082, Ps. 6,325,739 and Ps. 8,153,371, respectively.

b) Commitments

At December 31, 2009, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately US$ 7,204 million (approximately Ps. 94,078 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued the Company and others in a Connecticut state court in the United States based on an August 2007 transaction where the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately US$15 million (approximately Ps.195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC – SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action (“State Suit”), NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, inter alia, an order that it receive the approximately

US$15 million placed in escrow. On February 7, 2008, the Company filed a motion to dismiss for (i) lack of personal jurisdiction; and (ii) insufficient service. The motion principally argues that the Company does not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over it. The Company believes it has several other meritorious defenses to NatTel’s claims.

Concurrently with the State Suit, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (“Bankruptcy Court”), against many of the parties in the State Suit, including the Company. The adversary proceeding contains the same allegations as the State Suit.

After the filing of the adversary proceeding in Bankruptcy Court, defendants, excluding the Company, filed a motion in the District Court for the District of Connecticut (“District Court”) to withdraw the reference (“Motion to Withdraw”) of the adversary proceeding, and send those proceedings to the District Court judge who had previously decided a related case against NatTel.

In April 2008, the parties to the State Suit agreed to stay the State Suit pending a decision by the District Court on the Motion to Withdraw. As of the date of the accompanying financial statements, the District Court has yet to decide on the Motion to Withdraw. Accordingly, the State Suit remains stayed.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “Plaintiffs”), filed a suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates, subsidiaries and two members of its Board of Directors (collectively, “Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. Plaintiffs sold a majority of their shares in our Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones, S.A. – Conecel (“Conecel”), to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”) in 2000. Telmex’s holdings in Conecel were included in the Company’s spin-off from Telmex in 2000 and remain held by one of its subsidiaries. Plaintiffs kept a minority of the shares of Conecel.

Plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares of the Company. Plaintiffs contend in the lawsuit that Defendants wrongfully deprive them of a share exchange and they seek the alleged value of the Company’s shares they claim the would have receive, which Plaintiffs assert amount to over US$900 million (approximately Ps.11,754 million). Plaintiffs also seek punitive damages. Plaintiffs additionally assert that Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share exchange. In 2003, Plaintiffs voluntarily sold their minority shares to Defendants, executing comprehensive releases as part of the transactions.

Defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and Defendants appealed. The appellate court stayed the case in the trial court. The appeal is fully briefed and oral argument was held in April 2009.

Defendants believe they have numerous meritorious defenses to Plaintiffs’ claims. In addition to the defenses contained in the motion to dismiss that are issues on appeal, Defendants do not believe that the Company’s spin-off from Telmex triggered the share exchange provision. Moreover, Defendants argue that a plain reading of the provision relating to the potential exchange of shares provides no “right” to a share exchange, but instead only a right to a good faith negotiation for a period of 20 days, for a potential share exchange.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Telcel

Cofeco—Substantial market power investigations

The Mexican Competition Commission (Comisión Federal de Competencia or “Cofeco”) began two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international “calling party pays” system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Radiomóvil Dipsa, S.A de C.V., (“Telcel”), has substantial market power in the market for interconnection to its own network.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final report or whether it will modify its preliminary findings.

The second Cofeco investigation, which commenced in April 2008 was initiated by an alleged Telcel subscriber -who ended up being subscribed to another mobile operator- and is into whether Telcel has substantial market power in the nationwide market for voice services. In this investigation, Cofeco issued a preliminary report (dictamen preliminar) in November 2008 finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación) of the relevant findings of the resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. As a result of the aforesaid proceeding being rejected by Cofecto for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the mentioned administrative proceeding and the issuance, subscription and publication of the resolution which relevant findings where published on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación).

Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. The Company cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco currently conducts four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns to certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps.6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued.

The fourth investigation concerns alleged monopolistic practices in the interconnection market. After having concluded the investigation stage, in October 2008 Cofeco notified Telcel a Writ of Probable Responsibility (Oficio de Probable Responsabilidad) for carrying out monopolistic practices in the commuted termination services relevant market.

Interested parties to this investigation have the opportunity to submit information for Cofeco’s review before it issues a final resolution. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final resolution or whether it will modify the Writ of Probable Responsibility.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. Telcel has not made provisions in its financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

Since 2005, there has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls. The principal stages of the controversy, as they relate to interconnection with Telcel, are summarized below.

•

December 2004 Agreement. In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and it was further contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers. The agreed upon interconnection fees were as follows:

January 1, 2005 to December 31, 2005: Ps. 1.71 per minute or part thereof.

January 1, 2006 to December 31, 2006: Ps. 1.54 per minute or part thereof.

January 1, 2007 to December 31, 2007: Ps. 1.34 per minute or part thereof

•

August 2006 Cofetel Resolutions. Axtel, independently, and Avantel and Alestra, jointly, began proceedings with Cofetel to establish the applicable interconnection fees for termination of public commuted traffic under “calling party pays” in local mobile service networks, between them and Telcel.

As a result of the foregoing proceedings (desacuerdos de interconexión), on August 31, 2006, Cofetel issued two resolutions (“Axtel Resolution” and “Avantel/Alestra Resoultion”) establishing local interconnection fees payable by the aforementioned carriers to Telcel for the years 2005 through 2010, as follows: from (i) January 1 to December 31, 2005: Ps. 1.71 per interconnection minutes; (ii) January 1 to September 30, 2006: Ps. 1.54 per interconnection minutes; (iii) October 1, 2006 to December 31, 2007: Ps. 1.23 per interconnection minute; (iv) January 1 to December 31, 2008: Ps. 1.12 per interconnection minute; (v) January 1 to December 31, 2009: Ps. 1.00 per interconnection minute; (vi) January 1 to December 31, 2010: Ps. 0.90. Several of the foregoing fees were lower than the fees Telcel had agreed with other operators. In addition, Cofetel ruled that starting in 2007, interconnection fees would be determined by adding the total seconds of all completed calls rounded to the next minute, rather than by rounding each call to the next minute, before calculating the sum of total network occupation.

In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

August 31, 2006 Avantel/Alestra Resolution. Telcel challenged Cofetel’s August 2006 Avantel and Alestra Resolution on interconnection rates between the aforesaid carriers and Telcel. In November 2009, said challenge was decided ruling that Cofetel is not empowered to add elements to the controversy set forth in the foregoing proceedings (desacuerdos de interconexión) and may not resolve on matters which were not originally requested, for example interconnection fees for the years 2008 to 2010. Consequently, the challenged resolution was declared without effect and Cofetel was ordered to issue a new resolution establishing interconnection fees for the years 2005 to 2007. Notwithstanding the foregoing, the ruling was silent in connection with the analysis and the assessment of several of the acts challenged by Telcel. Accordingly, on December 2009 Telcel challenged the ruling before the competent courts. Likewise, Cofetel challenged the ruling. Avantel adhered to the challenges (recurso de revisión adhesiva).

•

August 31, 2006 Axtel Resolution – December 2007 Judicial Decision and January 2008 Cofetel Resolution – Telcel began a judicial proceeding (juicio de amparo) challenging the Axtel Resolution on interconnection rates between Axtel and Telcel. In December 2007, the district court invalidated the Axtel Resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for the aforementioned period. The ruling on the foregoing challenge was ruled adversely for Telcel in October 2009 arguing that, among others, the model used by Cofetel to calculate interconnection fees is appropriate; accordingly, the judge determined that the interconnection fees resulting from Cofetel’s model should be: (i) Ps. 0.71 for 2005; (ii) Ps. 0.74 for 2006; and (iii) Ps. 0.78 for 2007. Telcel challenged (recurso de revisión) the mentioned ruling arguing that although it may be true that the method used by Cofetel is appropriate, it is also true that the results obtained by the judge are absolutely erroneous, since Cofetel did not use real and updated information while implementing their method, thus resulting in an incorrect outcome. Likewise, Cofetel challenged the ruling. Axtel adhered to the challenges (recurso de revisión adhesiva).

•

December 2006 Agreements. In the fourth quarter of 2006, most industry operators, other than Axtel and Avantel, agreed on interconnection fees payable for termination services for local and long-distance (national and international) calls in mobile networks under the “calling party pays” system for the years 2005 through 2010. These agreements contemplated continued reductions in fees, as follows: (i) 2005: Ps. 1.71 per interconnection minute; (ii) 2006: Ps. 1.54 per interconnection minute; (iii) 2007: Ps. 1.34 per interconnection minute; (iv) 2008: Ps. 1.21 per interconnection minute; (v) 2009: Ps. 1.09 per interconnection minutes; and (vi) 2010: Ps. 1.00 per interconnection minute.

2008 Proceedings Involving Axtel. In December 2007 and March 2008, Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, prior to Cofetel issuing a resolution, Axtel obtained a court order against Cofetel to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. It also filed an administrative review proceeding (recurso de revision), against the alleged negative to act (negativa ficta) of Cofetel with the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), that permits SCT to review the alleged decision by Cofetel. Axtel contended that Cofetel, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, had refused to act, and asked SCT to review that refusal.

•	In July 2008 Telcel obtained a court order which prevented SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection fees between Axtel and Telcel.

Notwithstanding the foregoing, in September 2008, however, SCT issued a resolution establishing interconnection fees for 2008 through 2011, as follows: (i) 2008: Ps. 0.5465 per interconnection minutes; (ii) 2009: Ps. 0.5060 per interconnection minute; (iii) 2010: Ps. 0.4705 per interconnection minute; and (iv) 2011: Ps. 0.4179 per interconnection minute, based on the assumption that the valuation method consists of adding the actual duration of the calls measured in seconds. These fees are substantially less than the fees agreed upon with the rest of the industry operators. Telcel challenged said resolution and, in October 2008, obtained a court order suspending the effects of it until a final ruling is issued.

•

April 2009 Cofetel Resolution – Avantel Interconnection Disagreement. In April 2009, Cofetel issued a resolution establishing the interconnection fees for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of public commuted traffic under the “calling party pays” system in Telcel’s mobile network, as follows: (i) 2008: Ps. 1.12 per interconnection minute plus a surcharge of 18% over the total interconnection minutes billed; (ii) 2009: Ps. 1.00 per interconnection minutes plus a surcharge of 10% over the total minutes billed; and (iii) 2010: Ps. 0.90 per interconnection minute without any surcharge, based on the assumption that the valuation method consist of adding the actual duration of the calls measured in seconds and then rounding up to the next minute. In May 2009, Telcel judicially challenged said resolution and a final decision is still pending.

The Company considers that interconnection fees for fixed-to-mobile calls will continue, for a while, to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide, as of the date of said final, non-appealable resolution or decision, to Axtel and/or Avantel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Axtel and/or Avantel, and Telcel for reimbursement or payment, as the case maybe, of amounts paid or left unpaid between Telcel and Axtel and/or Avantel in respect to certain time periods from 2005 to 2010.

February 2009 Interconnection Plan

On February 10, 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). The Plan addresses technical, economical and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which, it is suggested, could override the existing fee agreements among operators. The Plan also contemplates asymmetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

At this time, Telcel cannot predict the effects that might result from the implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

In March 2009, Telcel challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge. As of the date of the accompanying financial statements, the challenge remains pending.

Short Message Services (SMS)

Under the terms of its concessions for the 850 megahertz spectrum, Telcel must pay to the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps. 1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, the Company expects that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. Telcel has not made specific provisions in its financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Industry and Commerce Superintendence (Superintendencia de Industria y Comercio or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps. 904.2 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately US$1.8 million (approximately Ps. 23.5 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

In June 2009, Bogota’s Judicial District Court of Appeals (Tribunal Superior del Distrito Judicial de Bogotá), confirmed SIC’s January 2008 resolution. As a result, Comcel timely paid US$1.8 million fine. As a result of the foregoing, this contingency has been duly terminated.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$35 million (approximately Ps. 457.1 million) from Comcel. On July 13, 2009, the arbitration tribunal decided that Comcel had to pay Tecnoquímicas, S.A., US$13 million (approximately Ps. 169.8 million), which were timely paid by Comcel. As a result of the foregoing, this contingency has been duly terminated.

Dominant position

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia or “CRT”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia.

Brazil

Anatel Inflation-Related Adjustments

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or “ANATEL”) has challenged each of Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps.  2,089.6 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately US$100 million (approximately Ps.  1,306 million). ATL filed an appeal and consequently payment has been suspended until the final ruling is issued.

The aggregate contested amounts are approximately US$240 million (approximately Ps.3,134.4 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

Claro Brasil has made specific provisions in its financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies.

In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares.

In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps.  2,141.8 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller ID services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller ID technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. The Company does not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps.  3,526.2 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Higher Court of Justice of Brazil a motion to revert the ruling to stay the trial. However, Americel obtained a favorable resolution that maintained the decision to stay the trial until a ruling has been issued in the process held before the federal court in Rio de Janeiro. Lune has challenged said resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. As of February 2010, the total amount of the tax assessments was R$ 242 million (approximately Ps.  1,815 million), including R$ 89.9 million (approximately Ps.  673.4 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho Administrativo de Recursos Fiscais) in Brasilia. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps.  411.8 million), including R$24.1 million (approximately Ps.  180.8 million) of taxes and contributions plus R$30.8 million (approximately Ps.  231 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps.  1,658.6 million) of certain tax assessments notified by the SRI amounting to US$138 million (not including interest and penalties) (approximately Ps.  1,802.3) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI US$14.3 million (approximately Ps.  186.8 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Distrita de lo Fiscal de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 million (approximately Ps.  165.9 million), which represented 10% of the contested amount.

In May, 2009, the SRI filed the answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI. Accountant experts, certified by the parties, were also summoned to the hearings and were responsible for issuing expert opinions as to the document exhibition process. The latest expert opinion was filed before the Tax Court on January 27, 2010.

16. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2009 is provided below. All the companies are considered affiliates since América Móvil’s primary shareholders are also either directly or indirectly the controlling shareholders of the related parties.

	December 31
	2008		2009
Due from:
Teléfonos de México, S.A.B. de C.V. and subsidiaries	Ps.	704,038	Ps.	274,481
Telmex Internacional, S.A.B. de C.V.		20,004		25,628
Teléfonos del Noroeste S.A. de C.V.		34,709		92,649
Sanborn Hermanos, S.A.		100,214		62,224
Sears Roebuck de México, S.A. de C.V.		33,845		12,944
Other		159,986		170

Total	Ps.	1,052,796	Ps.	468,096

	December 31
	2008		2009
Due to:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	77,232	Ps.	108,698
Seguros Inbursa, S.A. de C.V.		75,686		114,797
Embratel Participacoes, S.A.		499,303		615,804
Other		270,033		205,856

Total	Ps.	922,254	Ps.	1,045,155

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V.; Grupo Financiero Inbursa, S.A. de C.V. (Inbursa); Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), and Telmex Internacional, S.A.B. de C.V. and subsidiaries (Telmex Internacional). The Company’s transactions with Telmex include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) América Móvil has entered into an agreement with AT&T (Major shareholder and related party) to receive consultancy services. In 2008 and 2009, the Company paid USD 7.5 million (Ps. 101,500 million and Ps. 100,474 million, respectively) for services received.

d) For the years ended December 31, 2007, 2008 and 2009, the Company conducted the following transactions with related parties (mainly with Telmex and Telmex Internacional):

	2007		2008		2009
Revenues:
Calling Party Pays interconnection fees and others	Ps.	19,702,718	Ps.	19,372,722	Ps	. 18,070,319
Costs:
Payments for long-distance, circuits and others		6,891,049		7,049,264		7,217,809
Commercial, administrative and general expenses:
Others, net		896,249		1,202,526		1,327,414
Interest expense, net				(161,798)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) Claro Chile and Telmex Chile entered into an agreement for the provision of capacity, whereby the latter agrees to provide the former with capacity and infrastructure use over the following 20 years. The amount recorded in results of operations for the years ended December 31, 2007, 2008 and 2009 for this agreement was US$ 222 million (Ps. 2,412,000), US$ 218 million (Ps. 2,951,000) and US$ 265 million (Ps. 3,460,555), respectively.

g) In 2005, Telmex Argentina, a subsidiary of Telmex Internacional, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project was completed in 2009 at an approximate cost of Ps. 313,410 (US$ 24 million).

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The approximate total cost of this project will be Ps. 502,760 (USD 39 million) Once the work is finalized, AMX Argentina plans to enter into a 30-year rights of use agreement with Telmex Argentina (subsidiary of Telmex Internacional). Additionally, Telmex Internacional transferred to the Company the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 2,100 (US$ 0.6 million).

h) Claro Telecom (through its operating subsidiaries) and Embratel, a subsidiary of Telmex Internacional, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Claro Telecom Participacoes to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between 4.0 million Brazilian reais and 6.0 million Brazilian reais (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the number of months that have passed as of the signing of the agreement (fixed capacity in the agreement of 84,608 Gbps).

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately 1.27 million Brazilian reais (approximately Ps. 9.52 million).

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately US$ 43 million. Such contract has totally been concluded in November 2009.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2007		2008		2009
Short- and long-term direct benefits	Ps.	30,302	Ps.	34,300	Ps.	35,835

During the years ended December 31, 2007, 2008, and 2009, the Company made no termination payments.

m) As mentioned in Note 3 above, in December 2008, the Company’s shares in USCO were donated to Carso Foundation (related party).

17. Shareholders’ Equity

Shares

a) In July 2005, the Company carried out a three-for-one share split of its outstanding shares, as was approved at the extraordinary shareholders’ meeting held on April 27, 2005. As a result, the Company’s capital stock at December 31, 2007, 2008 and 2009 was represented by 34,897,833,852 shares (11,712,316,330 of Series “AA”, 547,508,654 of Series “A” and 22,638,008,877 of Series “L”) for 2007, 33,250,796,049 shares (11,712,316,330 of Series “AA”, 480,036,244 of Series “A” and 21,058,443,475 of Series “L”) for 2008 and 32,283,917,456 shares (11,712,316,330 of Series “AA”, 450,920,648 of Series “A” and 20,120,680,478 of Series “L”) for 2009, with no par value and limited voting rights (“Series L”). Such amounts include the retroactive effect of the split mentioned above and the effect of the merger as mentioned in the next paragraph. These shares represented the Company’s fixed minimum capital at such dates.

b) The Company’s capital stock before the 2006 merger with América Telecom consisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348,005,796 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the National Securities and Bonding Commission (NSBC)), consisting of: (i) 11,420,301,030 common registered Series “AA” shares, with no par value; (ii) 979,846,541 common registered Series “A” shares, with no par value and; (iii) 35,947,858,245 registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

c) After the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744,862,098 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC, consisting of: (i) 11,717,316,330 common registered Series “AA” shares; (ii) 599,818,479 common registered Series “A” shares; (iii) 35,427,727,289 registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

d) At December 31, 2007, 2008 and 2009, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC as follows: 12,847,028,246 shares (12,814,643,242 Series “L” and 32,385,004 Series “A”) for 2007, 14,494,066,049 shares (14,460,871,645 Series “L” and 33,194,404 Series “A”) for 2008 and 15,460,944,642 shares (15,423,542,538 Series “L” and 37,402,104 Series “A”) for 2009.

e) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: extension of the term of América Móvil, its voluntary dissolution, a change in its corporate purpose or nationality, transformation of América Móvil from one type of company to another and mergers, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

f) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of common registered shares (with full voting rights represented by Series “AA” and Series “A” shares).

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and trusts expressly authorized to do so in conformity with the applicable legislation in force. Common “A” shares, which may be freely subscribed, must represent no more than 19.6% of the Company’s capital stock and no more than 49% of its common shares. Common registered shares (with full voting rights represented by Series “AA” and Series “A” shares) may not exceed 51% of the Company’s capital stock. Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

g) On April 27, 2007, the Company’s stockholders declared a cash dividend of Ps. 0.20 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 6,712,544, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders declared a cash dividend of Ps. 1.00 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

On April 29, 2008, the Company’s stockholders approved payment of a cash dividend of Ps. 0.26 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 8,904,997, payable in full on July 25, 2008 against coupon No. 24 of the titles that represent the Company’s capital stock.

On April 20, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.30 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 9,812,319, payable in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.50 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 16,166,730, payable in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give effect to the split and the merger; consequently, the information above may not necessarily coincide with the information shown in the Company’s legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the Net tax profit account (CUFIN) of the Company.

Repurchase of shares

h) During the three-year period ended December 31, 2009, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos			Historical amount in thousands of Mexican pesos[1]
Year	Series L	Series A	Series L	Series A		Series L	Series A
2007	405	0.8	Ps.12,829,295	Ps.	27,143	Ps.12,617,400	Ps.	26,915
2008	1,646	0.8	41,736,011		19,558	41,736,011		19,558
2009	962	4	24,587,700		118,016	24,587,700		118,016

1) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

18. Income Tax, Flat Rate Business Tax and Asset Tax

I) Mexico

a) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries.

Tax consolidation is a legal precept in Mexico that consists of presenting the tax results of all Mexican subsidiaries and the controlling company (América Móvil, as a legal entity) together as a single legal entity.

b) Asset Tax (AT) and Flat Rate Business Tax (FRBT)

Through 2007, the asset tax was payable based on 1.25% of the average value of most assets.

Beginning January 1, 2008, the Flat-Rate Business Tax (FRBT) Law abolished the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered beginning in 2008.

Current-year FRBT is computed by applying the 16.5% (17% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

c) Corporate income tax rate

i) The corporate income tax rate for 2007, 2008 and 2009 was 28% in Mexico.

ii) An analysis of income tax charged to results of operations for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
In Mexico:
Current year income tax	Ps.	11,096,983	Ps.	16,358,514	Ps.	17,371,300
Deferred income tax		5,250,377		(361,855)		948,916
Deferred FRBT		117,237		—
Asset tax		1,080,303		—
Effect of decrease in tax rate						(279,837)
Abroad:
Current year income tax		5,617,616		8,594,349		10,303,070
Deferred income tax		(708,249)		(4,702,671)		(6,084,141)

Total	Ps.	22,454,267	Ps.	19,888,337	Ps.	22,259,308

iii) A reconciliation of the statutory corporate income tax rate to the effective tax rate recognized by the Company for financial reporting purposes is as follows:
	Year ended December 31,
	2007		2008		2009
Statutory income tax rate in Mexico		28.0%		28.0%		28.0%
Effect of non-taxable, non-deductible items:
Tax inflation effect		0.4		3.2		1.0
Asset tax		(0.4)				—
Tax benefit from tax consolidation		(1.0)				—
Tax benefit derived from carryforward of tax losses		(1.8)				—
Operations of subsidiaries abroad		(0.9)		(3.2)		(1.0)
Other		0.6		0.3		1.8

Effective tax rate on Mexican operations		24.9		28.3		29.8
Tax reversal of NOL’s and temporary differences from Brazil				(4.2)		(5.1)
Tax credits compensation				(1.3)		(1.8)
Revenues and costs of foreign subsidiaries		2.7		2.2		(0.5)

Effective income tax rate before effect derived from the recognition of deferred FRBT		27.6%		25.0%		22.4%

Deferred FRBT		0.1				—

Effective income tax rate		27.7%		25.0%		22.4%

iv) An analysis of the effects of temporary differences on net deferred tax liabilities is as follows:

	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	(1,697,482)	Ps.	(2,299,510)
Other		(557,010)		(892,856)
Deferred income		(1,719,045)		(1,760,799)
Tax losses		(8,544,867)		(10,776,987)

		(12,518,404)		(15,730,152)

Deferred tax liabilities
Fixed assets		5,468,840		5,488,079
Sale and leaseback		1,668,061		1,470,520
Inventories		540,716		534,474
Licenses		346,387		350,230
Deferred effects of tax consolidation in Mexican subsidiaries		4,101,855		3,218,858
Futures agreements with affiliates		1,893,720		2,829,468
Royalty advances		1,630,000		3,030,000
Tax losses from Mexican subsidiaries		6,574,533		8,854,119
Effect of translation of foreign subsidiaries		2,825,486		10,276,172
Other		592,575		914,712

		25,642,173		36,966,632

Plus:
Valuation allowance		1,497,306		1,325,602
Other		—		(279,837)

Total deferred tax liability, net	Ps.	14,621,075	Ps.	22,282,245

An analysis of the temporary differences that comprise the net deferred tax asset at December 31, 2008 and 2009 is as follows:
	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	(3,630,658)	Ps.	(7,514,024)
Fixed assets		(771,771)		(791,803)
Deferred revenues		(46,308)		(35,300)
Other		(1,386,356)		(2,165,169)
Tax losses		(15,265,167)		(17,800,092)

		(21,100,260)		(28,306,388)

Deferred tax liabilities
Sale and leaseback		41,424		25,063
Licenses		110,803		14,303
Other		18,779		20,603

		171,006		59,969

Less: Valuation allowance		11,632,887		12,337,624

Total deferred tax asset, net	Ps.	(9,296,367)	Ps.	(15,908,795)

At December 31, 2008 and 2009, the table shown above includes the deferred tax asset of TracFone, Enitel and Puerto Rico. The deferred tax asset in Puerto Rico refers to the income tax benefit this subsidiary will enjoy upon settling its labor obligations. Deferred taxes also include an account receivable arising from differences in the book and tax values of the plant and equipment of Comcel in Colombia.

Additionally, there is a deferred income tax asset recognized in Brazil resulting from tax losses obtained at the time of acquisition and subsequent to the acquisition date, as well as other temporary differences. In 2008 and 2009, the valuation allowance related to this deferred income tax asset was reduced, resulting in a credit of Ps. 4,428,593 and Ps. 6,419,448, respectively, to deferred income tax expense.

g) Changes in Mexican tax legislation effective beginning in 2010

On December 7, 2009, the Mexican Congress passed a tax reform bill that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of such change in the income tax rate represented a decrease of Ps. 279,837 in the Company’s deferred income tax liability, since the reversal amount of certain differences in balance sheet accounts for financial and tax reporting purposes was calculated using the 30% statutory rate.

Dividends paid from sources other than the Net taxed profits account (CUFIN) will be subject to the following gross-up or split factors:

Year	Gross-up factor
2009	1.3889
2010 to 2012	1.4286
2013	1.4085
2014 and thereafter	1.3889

Tax consolidation

Additionally, the 2010 Mexican Tax Reform establishes a procedure for a partial or total deconsolidation for certain items that, under the tax consolidation regulations previously permitted under the law, had been deferred from 2004 to date. Such items are as follows depending on the year in which the original tax benefit was taken in the tax consolidation:

i)	Tax losses of the controlling company or controlled companies

ii)	Loss on sale of shares issued by controlled companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Adjustements from changes in equity interest percentages

v)	As of 2010, the deferred-payment procedure must include the difference in CUFIN between the controlled companies and the controlling company.

The payment schedule for aforementioned items in the case of a partial deconsolidation would be remitted as follows:

Year	Portion to be remitted
2010	25%
2011	25%
2012	20%
2013	15%
2014	15%

The Company’s deferred tax consolidation items are represented primarily by tax losses that were previously benefited in the Company’s tax consolidation but that now should be remitted. These amounts may now be carried forward on an individual basis by the individual companies. Such amounts are presented in the deferred tax table above, with retrospective disclosure for comparable amounts in the prior year.

h) At December 31, 2009, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) aggregated Ps. 105,262,200 and Ps. 3,758,442, respectively.

II) Subsidiaries abroad

a) Net income

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2007, 2008 and 2009 is as follows:

	December 31,
Item	2007		2008		2009
Aggregate pretax income	Ps.	22,894,721	Ps.	21,354,353	Ps. 45,150,209
Aggregate tax provisions, including deferred taxes		4,909,367		3,891,678	4,218,929

b) Tax losses

At December 31, 2009, América Móvil’s foreign subsidiaries had available tax loss carryforwards as follows:

Country	Available tax loss carryforward at December 31, 2009		Future tax benefit
Chile	Ps	. 11,310,990	Ps	. 1,922,868
Brazil		50,051,386		17,517,985
México		31,621,853		8,854,119
Puerto Rico		773,223		270,628
USA		32,797		11,479

Total	Ps	. 93,790,249	Ps	. 28,577,079

The tax loss carryforwards in the different countries in which the Company operates have the following expiration dates and characteristics:

i) In Brazil, tax loss carryforwards do not expire; however, the carryforward amount that may be utilized in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Chile, the tax loss carryforwards have no expiration date. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

19. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Jamaica, and Panama. The accounting policies for the segments are the same as those described in Note 2.

Company’s management analyzes the financial and operating information by geographical segment. However, the information for significant countries, whose revenues aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico (1)	Brazil	Southern Cone (2)	Colombia and Panama	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Dominican Republic	Eliminations	Consolidated total
December 31, 2007
Operating revenues	144,895,069	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(17,971,698)	311,579,762
Depreciation and amortization	7,661,902	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,406,018
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest expense	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304
December 31, 2008
Operating revenues	166,582,112	70,484,150	30,541,276	32,621,989	20,217,826	16,051,352	16,545,768	12,883,853	11,240,768	(31,514,186)	345,654,908
Depreciation and amortization	9,164,283	15,101,006	3,043,500	4,223,943	1,862,316	4,216,965	312,134	2,490,675	1,352,487		41,767,309
Operating income	60,911,024	1,584,203	5,701,590	10,911,635	5,284,123	3,072,735	943,099	1,611,954	3,373,114	2,152,670	95,546,147
Interest expense	8,880,448	1,125,054	533,162	599,818	289,439	340,366	179	113,273	52	(2,931,229)	8,950,562
Segment assets	729,196,475	104,288,579	42,051,725	54,579,734	35,066,903	47,566,628	9,993,465	27,838,108	39,816,155	(654,942,303)	435,455,470
Plant, property and equipment, net	40,100,016	47,003,912	23,942,465	23,849,740	13,075,185	29,792,843	684,644	17,871,323	13,576,692	—	209,896,820
Goodwill, net			575,985	4,156,145	3,843,755	4,657,139	781,201	17,614,553	13,067,503	—	44,696,281
Trademarks, net		1,753,208	847,843	960,133	141	697,252	—	400,742	351,220	—	5,010,539
Licenses, net	4,496,065	24,987,341	1,617,912	3,492,207	5,431,289	1,175,155	—	1,899,017	—	—	43,098,985
December 31, 2009
Operating revenues	171,338,315	82,300,043	37,134,845	37,031,154	26,087,222	18,136,936	22,856,621	14,779,556	14,249,533	(29,203,194)	394,711,031
Depreciation and amortization	10,612,448	18,503,915	3,589,028	6,212,512	2,777,377	5,991,156	385,210	3,110,293	1,900,368		53,082,307
Operating income	66,956,926	1,367,578	7,577,580	11,852,749	7,668,006	1,935,719	956,112	361,472	3,891,136	1,641,678	104,208,955
Interest expense	7,514,531	1,662,272	377,327	536,275	635,370	423,766		58,730		(3,797,957)	7,410,314
Segment assets	825,120,225	139,554,893	43,608,175	57,077,379	37,805,040	39,002,035	9,816,822	26,853,227	39,870,958	(765,700,793)	453,007,961
Plant, property and equipment, net	39,776,646	61,517,942	25,583,969	27,960,767	13,888,045	27,156,572	673,774	17,674,928	12,816,366		227,049,009
Goodwill, net			589,017	4,378,428	3,675,875	4,609,315	781,201	17,584,720	14,186,723		45,805,279
Trademarks, net		1,296,921	670,376	795,621	54	538,041		339,690	333,824		3,974,527
Licenses, net	4,002,012	26,434,667	1,621,484	1,868,826	4,979,917	2,024,032		1,651,593			42,582,531

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, and Nicaragua
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

20. Subsequent Events

a) On January 13, 2010, the Company announced that it will launch a tender offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) for the exchange of the shares they hold in Telecom for shares in América Móvil. The exchange ratio would be 2.0474 to 1, which means that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each share of Telecom

Should this offer be accepted by the shareholders of Telecom, América Móvil would indirectly acquire 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”) and 60.7% of the shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). At December 31, 2009, the net debt of Telecom was approximately Ps. 22,017 million. América Móvil also announced that it will make an offer to the shareholders of Telmex Internacional for the exchange or purchase of shares in Telmex Internacional not already owned by Telecom (39.3%). The exchange ratio would be 0.373 per share of América Móvil share per share of Telmex Internacional or, if paid in cash, the purchase price would be Ps. 11.66 per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered. These transactions were approved by the Board of Directors of América Móvil on January 13, 2010.

On February 11, 2010, the Comisión Federal de Competencia Económica (“Mexican Federal Antitrust Commission” or “COFECO”) approved these transactions through a resolution that confirms that the transaction would represent a corporate restructuring that would have no bearing whatsoever on the structure of the markets in which the companies involved do business.

b) On March 4, 2010, the Company issued Domestic Senior Notes based on the program that was authorized by the National Banking and Securities Commission and is registered under the number 2723-4.15-2008-006 in the National Securities Register.

The issuance was for an amount of Ps. 14,881,331, in three tranches, one for Ps. 4,600,000, with a maturity in February 2015, at an interest rate of 5.32%; the second tranche was issued in Investment Units (IU) that amounted to 743,487,900 (IU) (Ps. 3,281,331), with a maturity in February 2020 and the last tranche amounted to Ps. 7,000,000, with a maturity in February 2025, at an interest rate of 8.6%.

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(g) AMX’s Additional Report Dated April 2, 2010

126

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

Page

Cautionary Statement Concerning Forward-Looking Statements	3
Presentation of Financial Statements	4
Selected Consolidated Financial and Operating Data	5
Ratio of Earnings to Fixed Charges	7
Operating and Financial Review and Prospects	8
Quantitative and Qualitative Disclosures about Market Risk	27
Recent Developments	28

Exhibits:
Calculation of Ratio of Earnings to Fixed Charges	Exhibit 11.1
Consent of Mancera, S.C.	Exhibit 23.1
Consent of BDO Seidman, LLP	Exhibit 23.2
Audited Consolidated Financial Statements under Mexican Financial Reporting Standards as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on June 30, 2009 (our “2008 Form 20-F”).

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into our registration statement on Form F-3 (Registration No. 333-162217), filed with the U.S. Securities and Exchange Commission on September 30, 2009. The audited consolidated financial statements included in this Form 6-K supersede the PCAOB audited consolidated financial statements included in our 2008 Form 20-F for the purposes of the prospectus that is part of such registration statement.

2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2008 Form 20-F include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

3

PRESENTATION OF FINANCIAL STATEMENTS

This report includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and are presented in Mexican pesos. The financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total shareholder’s equity and cash flow statements for the years ended 2008 and 2009 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” under “Operating and Financial Review and Prospects” in this report and Note 2(f) to our audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (or “IFRS”) as adopted by the International Accounting Standards Board (or “IASB”). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin reporting financial statements in IFRS for the fiscal year ended December 31, 2010.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo,” with us. As a result of the merger, we assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps. 13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

4

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,(1)
	2005(9)(12)		2006(9)(12)		2007(9)(10)(12)		2008(9)(12)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	196,638	Ps.	243,005	Ps.	311,580	Ps.	345,655	Ps.	394,711	U.S.$	30,225
Operating costs and expenses		159,928		181,971		226,386		250,109		290,502		22,246
Depreciation and amortization		22,955		27,884		40,406		41,767		53,082		4,065
Operating income		36,710		61,034		85,194		95,546		104,209		7,980
Comprehensive financing (income) cost		2,790		28		387		13,865		2,982		228
Net income		33,127		44,509		58,697		59,575		76,998		5,896
Earnings per share:
Basic(3)		0.92		1.25		1.67		1.74		2.35		0.18
Diluted(3)		0.92		1.25		1.67		1.74		2.35		0.18

Dividends declared per share(4)		0.37		0.10		1.20		0.26		0.80		0.06
Dividends paid per share(5)		0.37		0.12		1.20		0.26		0.80		0.06

Weighted average number of shares outstanding (millions)(6):
Basic		35,766		35,459		35,149		34,220		32,738
Diluted		35,766		35,459		35,149		34,220		32,738

U.S. GAAP
Operating revenues(7)	Ps.	183,417	Ps.	231,509	Ps.	299,335	Ps.	330,712	Ps.	377,589	U.S.$	28,915
Operating costs and expenses		149,415		172,170		220,294		237,737		275,391		21,089
Depreciation and amortization		25,037		30,020		46,698		43,961		55,139		4,222
Operating income		34,002		59,339		79,041		92,975		102,198		7,826
Comprehensive financing (income) cost		(140)		(1,084)		(267)		19,629		2,864		219
Net income		33,102		40,726		55,529		54,252		74,360		5,694
Earnings per share:
Basic(3)		0.92		1.15		1.58		1.58		2.27		0.17
Diluted(3)		0.92		1.15		1.58		1.58		2.27		0.17

(footnotes on following page)

5

	As of and for the year ended December 31,(1)
	2005(10)(12)		2006(10)(12)		2007(10)(11)(12)		2008(10)(12)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	120,734	Ps.	143,090	Ps.	167,084	Ps.	209,897	Ps.	227,049	U.S.$	17,387
Total assets		249,171		328,325		349,121		435,455		453,008		34,690
Short-term debt and current portion of long-term debt		22,176		26,214		19,953		26,731		9,168		702
Long-term debt		68,346		89,038		84,799		116,755		101,741		7,791
Total shareholder’s equity(8)		77,909		113,747		126,858		144,925		177,906		13,624
Capital stock		36,565		36,555		36,552		36,532		36,524		2,797
Number of outstanding shares (millions)(6)(9)
AA Shares		10,915		10,859		11,712		11,712		11,712
A Shares		761		571		547		480		451
L Shares		23,967		23,872		22,638		21,058		20,121

U.S. GAAP
Property, plant and equipment, net	Ps.	136,871	Ps.	156,449	Ps.	177,424	Ps.	212,264	Ps.	227,349	U.S.$	17,410
Total assets		268,479		349,564		363,075		443,544		459,164		35,161
Short-term debt and current portion of long-term debt		22,176		26,213		19,953		26,731		9,168		702
Long-term debt		68,346		89,037		84,799		116,755		101,741		7,791
Capital stock		37,026		37,017		37,014		36,994		36,986		2,832
Total shareholder’s equity	Ps.	93,359	Ps.	125,593	Ps.	137,660	Ps.	151,895	Ps.	190,051	U.S.$	14,553

Subscriber Data:
Number of subscribers (in thousands)		93,329		124,776		157,287		186,568		204,761
Subscriber growth		52.70%		33.70%		23.20%		18.60%		9.8%

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.
(2)	Except per share data.
(3)	We have not included earnings or dividends on a per ADS basis. Each AMX L ADS represents 20 AMX L Shares and each AMX A ADS represents 20 AMX A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts (except for 2009). For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8 of our 2008 Form 20-F. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All L Share figures have been adjusted retroactively to reflect a reduction in AMX L Shares as a result of our merger with Amtel. The increase in AMX AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive AMX L Shares or AMX AA Shares.
(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of ASC 605-50, “Customer Payments and Incentives,” which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application of ASC 605-25, “Multiple Element Arrangements,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 21 to our audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.
(10)	Note 2z.3 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2009. The pronouncements that became effective on January 1, 2009, were fully implemented in the financial statements included in this report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009.
(11)	Beginning in 2007, we capitalize interest under Mexican FRS.
(12)	Net income and shareholder’s equity information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

6

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2005	2006	2007	2008	2009
Mexican FRS(1)	4.6	7.2	9.0	7.6	9.9
U.S. GAAP(2)	4.5	7.0	8.7	7.5	9.7

(1)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Through December 31, 2006, for Mexican FRS purposes, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included as Exhibit 99.1 to this report. Our financial statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total shareholder’s equity, a description of how operating income under U.S. GAAP was determined and cash flow statements for the years ended 2008 and 2009 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” below and Note 2(f) to our audited consolidated financial statements.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPU”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPU for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count postpaid subscribers for the length of their contracts. We disconnect, or “churn,” our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue using our service, so long as they have not activated a calling card or received traffic. We calculate our subscriber market share by comparing our own subscriber figures with the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize effects of inflation in our financial statements. They also required us to present financial statements from prior periods in constant pesos as of the end of the most recent period presented. We present financial information for 2008 and 2009 in nominal pesos and financial information for 2007 and prior years in constant pesos as of December 31, 2007.

Cessation of Inflation Accounting under Mexican FRS

Mexican FRS changed beginning on January 1, 2008, and the inflation accounting methods no longer apply, except where the economic environment qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2010, but that could change depending on actual economic performance.

Changes in Mexican FRS

Note 2z.3 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2009 and that will come into force in 2010. The pronouncements that became effective on January 1, 2009 were fully implemented in the financial statements included in this report. In 2010, other pronouncements might affect certain aspects of our financial statements. The 2009 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2009 may not be comparable to our financial statements for prior years.

8

Transition to IFRS

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial information in accordance with IFRS as issued by the IASB. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin presenting financial statements in accordance with IFRS for the fiscal year ended December 31, 2010.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (14.2% in 2009, 10.9% in 2008 and 28.2% in 2007) and operating income (9.1% in 2009, 12.2% in 2008 and 39.6% in 2007) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. In recent years, we have experienced a significant increase in the usage of value-added services, such as data services.

We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we generally have not increased prices in recent periods. In many of our markets, we have introduced promotions and discount packages that tend to result in higher MOUs and lower ARPU. In addition, interconnection rates have been reduced in many of our markets. During 2009, for example, interconnection rates in Mexico, Colombia and Chile declined by 10%, 50% and 40%, respectively, as compared to 2008 levels. We expect the trend of declining prices to slow in 2010, but we also expect pressure on ARPU as a result of the economic crisis. Traffic increases may not continue to fully offset further price or rate declines, which may adversely affect our revenues and operating income.

At December 31, 2009, we had approximately 201.0 million wireless subscribers, as compared to 182.7 million at December 31, 2008, a 10.0% increase. During 2008, we experienced a 29.3 million or 19.1% increase in wireless subscribers. During 2007, we experienced a 28.6 million or 23.0% increase in wireless subscribers. Subscriber growth during 2009, 2008 and 2007 was substantially attributable to organic growth rather than acquisitions of new companies. We experienced wireless subscriber growth in every segment, with the largest amounts attributable to Brazil (5.7 million net new subscribers, or 31.07% of total net new subscribers), the United States (3.2 million net new subscribers, or 17.73% of total net new subscribers), Mexico (2.8 million net new subscribers, or 15.32% of total net new subscribers) and the Southern Cone (2.2 million net new subscribers, or 12.1% of total net new subscribers). The rate of organic growth in subscribers was adversely affected by the recent economic crisis. However, the South American economies recovered faster than we expected. This recovery resulted in faster subscriber growth in these markets and allowed us to meet our target for subscriber growth in 2009.

We believe that many of the markets we serve provide opportunities for continued growth; and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved, although we cannot give assurances that this improvement will continue.

We have launched and are actively promoting 3G and value-added services in all of our markets. The introduction of 3G services in our markets contributed to an increase of 31.1%, 24.1% and 19.8% in data revenues in

9

2007, 2008 and 2009, respectively. Data revenues accounted for 18.1% of service revenues in 2009, as compared to 13.5% in 2008 and 12.4% in 2007. We expect that data revenues as a percentage of our service revenues will continue to increase as 3G services are more widely adopted.

Market and competitive conditions differ considerably in the markets in which we operate, and these conditions are sometimes subject to rapid change.

Effects of Recent Business Acquisitions

During 2007 and 2008, we made significant acquisitions. The consolidation of these companies affects the comparability of our recent results. We accounted for all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Telecomunicaciones de Puerto Rico, Inc. (from April 2007);

•	Oceanic Digital Jamaica Limited (from December 2007); and

•	Estesa Holding Corp. (from September 2008).

There were no significant acquisitions in 2009.

Geographic Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this report. Mexico is our largest single geographic market, accounting for 36.0% of our total operating revenues in 2009 and 29.4% of our total wireless subscribers at December 31, 2009. The percentage of our total operating revenues represented by Mexico decreased in 2009, as a result of acquisitions outside Mexico and faster organic revenue growth outside Mexico. We expect that our non-Mexican operations will continue to grow faster than Mexico, though exchange rate variations may affect the comparison in any given year.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 20.9% of our total operating revenues in 2009 and 22.1% of our total wireless subscribers at December 31, 2009. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian and Panamanian operations have experienced accelerated subscriber growth in recent years; and, as a result, Colombia has become our third largest market in terms of revenues (9.4% in 2009) and subscribers (13.8% in 2009).

10

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2007		2008		2009
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	40.8	32.6	39.1	30.9	36.0	29.4
Brazil	18.7	19.7	20.4	21.2	20.9	22.1
Southern Cone(2)	8.7	11.3	8.8	10.7	9.4	10.9
Colombia and Panama	9.5	14.6	9.5	15.0	9.4	13.8
Andean Region(3)	5.2	8.1	5.8	8.5	6.6	8.8
Central America(4)	5.4	5.3	4.6	5.0	4.6	4.8
United States	5.0	6.2	4.8	6.1	5.8	7.2
Dominican Republic	3.5	1.7	3.3	2.1	3.6	2.4
Caribbean(5)	3.2	0.5	3.7	0.5	3.7	0.6

	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins. In 2009, Mexico reported operating margins higher than our consolidated operating margin, while the other segments reported lower operating margins.

Factors that drive financial performance differ for our operations in different countries, depending on subscriber acquisition costs, competitive situation, regulatory environment (including fees and revenue-based payments related to our concessions), economic factors, interconnection rates, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

In recent years, we have experienced faster growth in our postpaid subscriber base than in our prepaid subscriber base, due in part to the quality of coverage and service and the technological platforms that allow us to offer more variety in data services. In 2009, Mexico, the Dominican Republic and the Caribbean reported postpaid subscriber increases that significantly exceeded those reported in 2008.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil, Colombia and the other countries in which we operate. The current recessionary environment in every country in which we operate may also impact our results of operations. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, may affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded foreign exchange gains of Ps. 4,557 million in 2009. We recorded foreign exchange losses of Ps. 13,686 million in 2008 and foreign exchange gains of Ps. 2,463 million in 2007. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized Ps. 732 million in fair value losses on derivatives in 2009.

11

Proposed Offers for Telmex Internacional and Carso Global Telecom

On January 13, 2010, we announced that we intend to conduct two separate but concurrent offers (the “Proposed Offers”) to acquire outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) and Carso Global Telecom, S.A.B. de C.V. (“CGT”). Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Teléfonos de México, S.A.B. de C.V. (“Telmex”), a leading Mexican telecommunications provider. If the Proposed Offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the Proposed Offers is to pursue synergies between our business and that of Telmex Internacional.

The commencement of the Proposed Offers requires regulatory approvals that we have not yet received, and the completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico, Chile and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

In addition, some jurisdictions may impose specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. In November 2008, Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Cofeco”) issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia, or “CRT”) issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are not higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

Composition of Operating Revenues

Most of our operating revenues (88.5% in 2009) is comprised of service revenues. Of our service revenues, the largest portion (34.0% in 2009) is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

12

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. Monthly basic rent under post-paid is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe seasonality is mainly driven by the Christmas shopping season.

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 14.2% in 2009. The Ps. 49,056 million total increase was attributable to increases in service revenues (Ps. 50,988 million), partially offset by a decrease in equipment revenues (Ps. 1,932 million). We experienced subscriber growth in all of our markets for wireless services.

Service revenues increased by 17.1% in 2009. The total increase of Ps. 50,988 million in service revenues is principally due to increased traffic and subscriber growth (Ps. 23,792 million, or 8.0% of the increase) reflecting a significant increase in the usage of value added services and to exchange rate variations (Ps. 27,196 million, or 9.1% of the increase) primarily attributable to the appreciation of the Brazilian real and the Colombian peso against the Mexican peso.

Equipment revenues decreased by 4.1% in 2009, from Ps. 47,505 million to Ps. 45,573 million. This decrease primarily reflects a decrease in the average selling price of handsets. Equipment revenues as a percentage of total revenues decreased from 13.7% in 2008 to 11.5% in 2009.

In 2008, our operating revenues increased by Ps. 34,075 million, or 10.9%, compared to 2007. The total increase of Ps. 31,813 million in service revenues reflects principally increased traffic and subscriber growth (Ps. 28,122 million), as our wireless subscriber base increased by 19.1%. The balance of the increase in service revenues reflects increases due to exchange rate variation (Ps. 7,021 million) and to the effect of consolidating Puerto Rico for the full year (Ps. 3,039 million), offset in part by the effect of inflation accounting on 2007 revenues (Ps. 6,370 million). This was partly offset by lower ARPU attributable principally to promotions and discount packages, lower interconnection rates in some markets and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Equipment revenues accounted for Ps. 2,261 million, or 6.6%, of the Ps. 34,075 million increase in operating revenues in 2008. This primarily reflects subscriber growth. Equipment revenues as a percentage of total revenues decreased from 14.5% in 2007 to 13.7% in 2008.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 41.8% of operating revenues in 2009, 42.2% of operating revenues in 2008 and 42.5% of operating revenues in 2007. In absolute terms, cost of sales and services increased by 13.0% in 2009 and 10.3% in 2008, due principally to increases in interconnection rates, infrastructure rental costs, network maintenance costs and radio base station rental costs.

13

Cost of sales was Ps. 76,187 million in 2009 and Ps. 75,117 million in 2008 and primarily represents the cost of handsets sold to subscribers. Costs of handsets increased by 1.4% in 2009 and by 7.3% in 2008 and exceeded our revenues from the sale of handsets by 40.0% during 2009 and 36.7% during 2008, since we subsidize the cost of handsets for new subscribers.

Cost of services increased by 25.3% in 2009 to Ps. 17,945 million. This increase in cost of services was greater than the growth in service revenues, which increased by 17.1% in 2009. Cost of services increased faster than service revenues primarily due to increases in revenue-based concession payments in Mexico, the fee for renewal of our concession in Ecuador, infrastructure costs, employee salary increases and infrastructure maintenance costs. Cost of services increased by 13.6% in 2008 compared to 2007, while service revenues increased by 11.9% during the same period.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.3% of operating revenues in 2009, 18.0% of operating revenues in 2008 and 17.2% of operating revenues in 2007. On an absolute basis, commercial administrative and general expenses increased by 16.1% in 2009 and 16.3% in 2008. The increase in commercial, administrative and general expenses in 2009 principally reflects higher advertising expenses, higher commissions paid to our distributors, establishment of new customer service centers and an increase in our uncollectible accounts.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Conecel, our Ecuadorian subsidiary, and Claro Peru, our Peruvian subsidiary, are also required to pay employee profit sharing at a rate of 15% of Conecel’s and 10% of Claro Peru’s taxable income. We recognize these amounts under commercial, administrative and general expenses.

Depreciation and amortization — Depreciation and amortization increased by 27.1% in 2009 and 3.4% in 2008. As a percentage of revenues, depreciation and amortization increased from 12.1% in 2008 to 13.4% in 2009. The increases in depreciation and amortization in 2009 and 2008 reflect the substantial investments made in our networks and a charge of Ps. 4,462 million in 2009 and of Ps. 1,996 million in 2008, in each case due to the shortening of the useful life of certain GSM assets in Brazil in 2009.

Operating Income

Operating income increased by 9.1% in 2009 and 12.2% in 2008. Operating income in 2009 reflects a charge of Ps. 4,462 million due to the shortening of the useful life of certain plants and equipment in Brazil. Absent this additional depreciation charge in Brazil, our operating income during 2009 would have increased to 11.4% in 2009.

All of our segments reported operating income in 2009. Operating margin (operating income as a percentage of operating revenues) was 26.4% in 2009, 27.6% in 2008 and 27.3% in 2007. The decrease in our operating margin in 2009 is due principally to the increased depreciation costs in Brazil and an increase in indirect taxes, including taxes on our concessions, local taxes and employee profit sharing. Improvement in our operating margin in 2008 reflected principally the increase in service revenues.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and other financing costs. Through 2007, comprehensive financing cost also included gain or loss attributable to the effects of inflation on monetary assets and liabilities.

We had comprehensive financing cost of Ps. 2,982 million in 2009, as compared to comprehensive financing cost of Ps. 13,865 million in 2008 and Ps. 387 million in 2007. The decrease in comprehensive financing cost in 2009 reflects principally (a) a 12.5% decrease

14

in net interest expense due to a decrease in net debt, (b) foreign exchange gains of Ps. 4,557 million due principally to the appreciation of the Mexican peso against the U.S. dollar and (c) a decrease in net other financing costs, primarily due to fair value losses of our derivative financial instruments, commissions and stock exchange registration and listing costs.

The increase in financing cost in 2008 reflects principally (a) foreign exchange losses of Ps. 13,686 million due principally to the depreciation of the Mexican peso against the U.S. dollar, (b) net other financing income of Ps. 6,358 million, primarily due to fair value gains on currency derivatives and (c) no monetary gains or losses in 2008, due to the cessation of inflation accounting under Mexican FRS, as compared to a monetary gain of Ps. 5,038 million in 2007.

For 2009, 2008 and 2007, changes in the components of financing cost were as follows:

•

Net interest expense decreased by 12.5% in 2009 and increased by 38.0% in 2008. The decrease in 2009 was primarily attributable to a decrease in our consolidated net debt. The increase in 2008 was primarily attributable to increased net debt resulting from increased capital expenditures.

•

We had a net foreign exchange gains of Ps. 4,557 million in 2009, compared to a loss of Ps. 13,686 million in 2008 and a gain of Ps. 2,463 million in 2007. The foreign exchange gain in 2009 was primarily attributable to the 3.5% appreciation of the Mexican peso against the U.S. dollar. The foreign exchange loss in 2008 was primarily attributable to the depreciation of the Mexican peso against the U.S. dollar and was partly offset by gains on currency derivatives described below. The foreign exchange gain in 2007 was primarily attributable to appreciation of the Mexican peso against the US. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar.

•

In 2009 and 2008, following the cessation of inflation accounting under Mexican FRS, we did not record monetary gains or losses. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness. See “—Inflation Accounting” above.

•

We reported a net other financing loss of Ps. 1,820 million in 2009, compared to a gain of Ps. 6,358 million in 2008 and a loss of Ps. 3,153 million in 2007. Net other financing costs include fair value gains and losses of financial instruments, commissions, fair value gains and losses on the sale of investments. In 2009, our net other financing cost was principally attributable to fair value losses of our financial instruments and commissions. In 2008, our net financing income was principally attributable to a net fair value gain on our currency derivatives of Ps. 7,497 million. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. and fair value gain on our derivative instruments.

•	We capitalized financing cost of Ps. 1,627 million in 2009, Ps. 7,054 million in 2008 and Ps. 1,158 million in 2007, in each case related to construction of our plant, property and equipment.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 22.4%, 25% and 27.7% for 2009, 2008 and 2007, respectively. Our effective rate in 2009 and 2008 includes the partial reversal of the valuation allowance corresponding to tax losses in Brazil. The statutory rate of Mexican corporate income tax was 28% in 2009, 2008 and 2007.

In 2008, Mexico introduced a new flat rate business tax (“Impuesto Empresarial a Tasa Única”, or “IETU”). IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. The rate for 2008 and 2009 was 16.5% and 17%, respectively. Hereafter, the rate will be 17.5%.

15

Other Expense, Net

In 2009, we recorded net other expense of Ps. 2,166 million in 2009, compared to net other expense of Ps. 2,327 million in 2008 and Ps. 3,713 million in 2007. The expense in 2009 reflects principally other net financing costs and other non-operating costs. The expense in 2008 reflects principally an impairment of goodwill in Honduras and the accrual for interest and penalties for certain tax contingencies in Brazil. The expense in 2007 reflects principally our decision to discontinue the use of certain time division multiple access (or “TDMA”) equipment in Colombia and Ecuador.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in income of Ps. 196 million in 2009, Ps. 109 million in 2008 and Ps. 58 million in 2007. The income in 2009, 2008 and 2007 reflect principally our share of the income reported by Grupo Telvista, S.A. de C.V., a Mexican sociedad anónima de capital variable.

Net Income

We had majority net income of Ps. 76,913 million in 2009, Ps. 59,486 million in 2008 and Ps. 58,588 million in 2007. The increase in net income in 2009 reflects principally the Ps. 8,663 million increase in operating income and a significant reduction (Ps. 10,884 million) in our comprehensive financing cost. The increase in net income in 2008 principally reflects our increase in operating income, which was substantially offset by an increase in our exchange losses. The increase in net income in 2007 principally reflects our increased operating income, which was partially offset by an increase in our income tax expense.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this report describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2007	% Change	2008	% Change	2009	% Change
Guatemalan quetzal	1.4239	(0.6)%	1.7398	22.2%	1.5631	(10.2)%
U.S. dollar(1)	10.8662	(0.1)	13.5383	24.6	13.0587	(3.5)
Brazilian real	6.1345	20.5	5.7930	(5.6)	7.4998	29.5
Colombian peso	0.0054	10.2	0.006	11.1	0.0064	6.7
Argentine peso	3.4506	(2.9)	3.9207	13.6	3.4365	(12.3)
Dominican peso	0.316	(1.9)	0.382	20.8	0.3604	(5.6)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador and Puerto Rico.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

16

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2007	% Change	2008	% Change	2009	% Change
Wireless
Mexico	50,011	15.8%	56,371	12.7	59,167	5.0
Brazil	30,228	26.6	38,731	28.1	44,401	14.6
Southern Cone(2)	17,290	30.5	19,591	13.3	21,833	11.4
Colombia and Panama(3)	22,335	14.4	27,390	22.6	27,797	1.5
Andean Region(4)	12,391	37.3	15,482	25.0	17,760	14.7
Central America(5)	8,157	38.8	9,158	12.3	9,535	4.1
Dominican Republic	2,682	25.3	3,877	44.6	4,826	24.5
Caribbean(6)	814	—	932	14.5	1,226	31.5
United States	9,514	20.5	11,192	17.6	14,427	28.9

Total wireless	153,422	23.0	182,724	19.1	200,972	10.0

Fixed
Central America(7)	2,197	4.8	2,242	2.0	2,259	0.8
Dominican Republic	748	1.9	772	3.1	765	(0.9)
Caribbean(6)	921	—	832	(9.5)	765	(8.0)
Total Fixed	3,866	36.5	3,846	(0.5)	3,789	(1.5)

Total Lines	157,287	23.3	186,570	18.6	204,761	9.7

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay.
(3)	We began operations in Panama in March 2009.
(4)	Includes Ecuador and Peru.
(5)	Includes El Salvador, Guatemala, Honduras and Nicaragua
(6)	Includes Puerto Rico and Jamaica.
(7)	Includes El Salvador, Guatemala and Nicaragua.

The table below sets forth the operating revenues and operating income represented by each of our operating segments for the periods indicated.

	(2009 and 2008 in millions of Mexican pesos, previous year in millions of constant Mexican pesos as of December 31, 2007)
	2007				2008				2009
	Operating Revenues		Operating Income		Operating Revenues		Operating Income		Operating Revenues		Operating Income

Mexico(1)	Ps.	126,923	Ps.	59,075	Ps.	135,068	Ps.	63,064	Ps.	142,135	Ps.	68,599
Brazil		58,305		608		70,484		1,584		82,300		1,368
Southern Cone(2)		27,237		2,691		30,541		5,702		37,135		7,578
Colombia and Panama(3)		29,614		7,616		32,622		10,955		37,031		11,853
Andean Region(4)		16,210		3,725		20,218		5,284		26,087		7,668
Central America(5)		16,918		4,698		16,051		3,029		18,137		1,936
United States		15,604		1,503		16,546		943		22,857		956
Dominican Republic		10,990		3,946		11,241		3,373		14,250		3,891
Caribbean(6)		9,779		1,332		12,883		1,612		14,780		361

(1)	Includes our operations in Mexico and our corporate operations and assets.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	We began our operations in Panama in March 2009.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(6)	Includes our operations in Puerto Rico and Jamaica.

Mexico

Operating revenues in Mexico increased by 5.2% in 2009 and 6.4% in 2008, benefiting from subscriber growth and increases in traffic. Service revenues increased by 9.3% in 2009 and 6.3% in 2008, reflecting growth in

17

revenues from value-added, airtime and long distance services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Equipment revenues in Mexico decreased by 6.5% in 2009 and increase by 7.4% in 2008, principally due to a reduction in the average sales price of handsets. The number of subscribers in Mexico increased by 5.0% in 2009 and 12.7% in 2008.

Average MOUs per subscriber increased by 11.3% in 2009 and 21.7% in 2008. ARPU decreased by 1.2% in 2009 and 7.5% in 2008. During both years, we lowered the price of some of our services through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPU. In addition, in 2008 and 2009, our ARPU was negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging and other 3G services, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs also resulted in lower interconnection revenues. The churn rate for our Mexican operations was 3.2% in 2009, 3.3% in 2008 and 3.4% in 2007.

Operating income increased by 10.6% in 2009 and 4.6% in 2008. Our operating margin was 48.2% in 2009 and 45.8% in 2008. The increase in our operating margin in 2009 is due principally to an increase in our operating revenues and the implementation of strict controls in our operating costs and expenses, which remained unchanged as a percentage of our operating revenues. In 2008, operating margin decreased, reflecting an increase in cost and expenses principally due to equipment subsidies, uncollectible accounts and employee profit sharing, which was greater than the increase in operating revenues in that year. Finally, depreciation and amortization expenses of our Mexican operations as a percentage of its operating revenues remained unchanged increased slightly from 6.2% in 2008 to 6.5% in 2009.

For Mexico, the financial information set forth in Note 19 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Operating revenues in Brazil increased by 16.8% in 2009 and 20.9% in 2008. The increase in 2009 was primarily attributable to the appreciation of the Brazilian real against the Mexican peso as well as an increase in traffic and subscriber growth. The number of our subscribers in Brazil increased by 5.7 million subscribers in 2009 to approximately 44.4 million subscribers as of December 31, 2009. The increase in operating revenues in 2008 was primarily attributable to increased traffic and subscriber growth and data revenue. The 6% appreciation of the Brazilian real against the Mexican peso in 2008 also contributed to the increase in operating revenues in 2008, as 6.9% of the 20.9% was due to currency effects. The number of subscribers increased by 8.5 million subscribers in 2008 to approximately 38.7 million subscribers.

Average MOUs per subscriber decreased by 9.4% in 2009 and increased by 20.7% in 2008. ARPU decreased by 0.3% in 2009 and 3.1% in 2008. Calculated in nominal Brazilian reais, ARPU decreased by 8.0% in 2009 and 7.4% in 2008. The decrease in average MOUs and ARPU during 2009 reflects a significant increase in the use of data services as compared to voice (airtime and long distance) services. The increase in average MOUs during 2008 as well as the decrease in ARPU during 2008 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions for our 3G services. Our churn rate was 2.8% in 2009 and 2.7% in 2008.

Operating income decreased by 13.7% in 2009 and increased by 161.0% in 2008. Operating income in 2009 and 2008 reflects primarily the effect of higher depreciation expense resulting from the shortening of the useful lives of certain GSM and TDMA assets in 2009 and 2007 as compared to 2008. In 2009, the depreciation expense resulting from the shortening of the useful lives of certain GSM assets was Ps. 4,462 million. The depreciation expense in 2008 relating to GSM and TDMA assets was Ps. 1,996 million. Operating margin (1.7% in 2009 and 2.2% in 2008) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. Absent these depreciation expenses, the operating margin would have been 5.1% in 2008 and 7.1% in 2009. Depreciation and amortization expenses represented 22.5% of our operating revenues in 2009 and 21.4% in 2008.

18

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 21.6% in 2009 and 12.1% in 2008. The increase in 2008 and 2009 was attributable primarily to subscriber growth. The number of subscribers increased by 2.2 million subscribers in 2009 to approximately 21.8 million subscribers at year-end. Since 2007, our postpaid subscriber base has grown at a faster rate than our prepaid subscriber base. The currency effects between the Argentine peso and the Mexican peso did not have a significant effect on our operating revenues in 2009 and 2008.

Average MOUs per subscriber increased by 9.2% in 2009 and 2.3% in 2008. ARPU increased by 8.5% in 2009 and decreased by 4.8% in 2008. Expressed in nominal local currencies, ARPU increased in 2009 by 5.9% in Argentina, 52% in Paraguay and 4% in Uruguay and decreased by 15% in Chile. In 2008, ARPU increased by 3.0% in Argentina and 11.7% in Paraguay and decreased by 10.0% in Uruguay and 7.3% in Chile. The increase in MOUs in 2009 principally reflected reflects an increase in our airtime traffic and a significant increase in traffic and revenues from data and value-added services. The increase in MOUs in 2008 principally reflected a decrease in prices due to promotions and airtime subsidies including free calls to friends and family. Our churn rate remained stable at 2.6% in 2008 and 2009.

Operating income increased by 32.9% in 2009 and 112.0% in 2008. This increase in 2009 reflected an increase in operating revenues and a reduction in our subscriber acquisition costs and other operating costs and expenses. The increase in 2008 reflected principally both a significant increase in our operating revenues and a reduction in the commissions payable to our distributors.

Colombia and Panama

Operating revenues increased by 13.5% in 2009 and 10.2% in 2008. The increase in operating revenues in 2009 was attributable to the appreciation of the Colombian peso against the Mexican peso and subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth, increased traffic, the appreciation of the Colombian peso against the Mexican peso and increased revenue from long distance charges. The Colombian peso appreciated 11.9% against the Mexican peso in 2008, and currency appreciation accounted for approximately 6.5% of the increase in revenues during 2008. Also, we began providing long distance services in Colombia in 2008. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2009, the number of subscribers in Colombia and Panama increased by 1.5% to approximately 27.8 million as of December 31, 2009. In 2008, the number of subscribers in Colombia increased by 22.6%.

Average MOUs per subscriber increased by 10.2% in 2009 and 28.7% in 2008. ARPU increased by 8.8% in 2009 and decreased by 4.8% in 2008. Calculated in nominal Colombian pesos, ARPU decreased by 3.3% in 2009 and 8.4% in 2008. The increase on average MOUs per subscriber in 2009 reflected primarily an increase in traffic resulting from the net increase in subscriber growth. The increase on average MOUs per subscriber in 2008 reflected primarily the reduction in prices for our voice and data services. The decrease in ARPU in local currency during 2009 reflected the lower interconnection fees which were not compensated by the increase in volume. The decrease in ARPU during 2008 reflected principally the lowering of our prices for voice and data services through promotions and lower rates. A substantial majority of our subscriber growth in 2009 and 2008 was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate increased from 2.4% in 2008 to 3.5% in 2009.

Our operating income increased by 8.2% in 2009 and 43.8% in 2008. Operating income in 2009 reflects the implementation of stricter controls in our operating costs and expenses, particularly with respect to handset subsidies. Operating income in 2008 reflects a reduction in subscriber acquisition costs and the effect in 2007 of higher depreciation expense resulting from the useful lives of certain GSM assets. Our operating margin was 32.0% in 2009 and 33.6% in 2008.

We began operating in Panama in March 2009. The commencement of operations in Panama did not have a significant impact in the operating margin and results of operations of this segment.

19

Andean Region—Ecuador and Peru

Operating revenues in Ecuador and Peru increased by 29.0% in 2009 and 24.7% in 2008. The increase in operating revenues in 2009 reflected principally the appreciation of the local currencies against the Mexican peso and subscriber growth. Currency effects contributed to 71.7% of the growth in operating revenues in 2009. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of subscribers increased by 14.7% to approximately 17.7 million at year-end 2009. In 2008, the number of subscribers increased by 24.9%.

Average MOUs per subscriber increased by 16.4% in 2009 and 27.3% in 2008. ARPU increased by approximately 13.0% in 2009 and decreased by approximately 3.0% in 2008. The increase in ARPU during 2009 reflected the appreciation of local currencies against the Mexican peso. The decline in ARPU during 2008 reflected principally subscriber growth and a reduction in our rates per minute. Our churn rate decreased from 2.4% in 2008 to 2.2% in 2009.

Operating income increased by 45.1% in 2009 and 41.8% in 2008. Our operating margin was 29.4% in 2009 and 26.1% in 2008. The increase in operating margin during 2009 resulted from a reduction in subscriber acquisition costs. The increase in operating margin during 2008 resulted from an increase in revenues, partially offset by a Ps. 136 million income-based payment related to our concession in Ecuador.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua increased by 13.0% in 2009 and decreased by 5.1% in 2008. The increase in 2009 reflected principally the 15.6% appreciation of the local currencies (mainly the dollar) against the Mexican peso, which compensated for a 2.6% decrease in operating revenues in local currencies. The decrease in 2008 reflected principally a decrease in nearly all sources of operating revenue as a result of a decrease in our share of the market. In 2009, the number of wireless subscribers in Central America increased by 4.1% to 9.5 million at year-end 2009. The number of fixed line subscribers increased by 0.8%, to approximately 2.3 million at year-end. In 2009, wireless services accounted for approximately 51.9% of our operating revenues, and fixed-line and other services for approximately 48.1%, as compared to 52.5% and 47.5%, respectively, in 2008.

Average MOUs decreased by 6.9% in 2009 and 13.4% in 2008. ARPU increased by 5.1% in 2009 and decreased by 23.4% in 2008. The increase in ARPU in 2009 reflects principally the appreciation of the local currencies, in particular the U.S. dollar, against the Mexican peso. Calculated in local currencies, ARPU decreased primarily as a result of increased competition for wireless customers in the region.

Operating income decreased by 36.1% in 2009 and 35.5% in 2008. Operating margin was 10.7% in 2009 and 18.9% in 2008. The decrease in operating income and margin in 2009 reflected principally increased network maintenance costs and radio base station rental costs. The decrease in operating income and margin in 2008 reflected principally increased network maintenance costs and acquisition costs related to triple-play.

United States

Operating revenues in the United States increased by 38.1% in 2009 and 6.0% in 2008. The increase in operating revenues in 2009 reflected principally new commercial plans and promotional packages that contributed to the increase in subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of TracFone subscribers increased by 28.9% to approximately 14.4 million as of December 31, 2009; and in 2008, the number of TracFone subscribers increased by 17.6% to approximately 11.2 million as of December 31, 2008.

Average MOUs per subscriber increased by 6.1% in 2009 and 5.6% in 2008. ARPU increased by 11.7% in 2009 and decreased by 9.0% in 2008. The increase in ARPU in 2009 reflects our new commercial plans and promotional packages. The decline in ARPU in 2008 was primarily attributable to the increasing portion of

20

TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate increased from 3.8% in 2008 to 4.0% in 2009.

Operating income increased by 1.4% in 2009 and decreased by 37.3% in 2008. TracFone’s operating margin decreased from 5.7% in 2008 to 4.2% in 2009. The increase in operating income in 2009 reflected currency effects due to the appreciation of the U.S. dollar against the Mexican peso and subscriber growth. The decrease in operating margin in 2009 reflects higher subscriber acquisition costs due mainly to equipment subsidies and publicity expenses.

Dominican Republic

Operating revenues in the Dominican Republic increased by 26.8% in 2009 and 2.3% in 2008. The increase in 2009 reflects the appreciation of the Dominican peso against the Mexican peso and subscriber growth. The increase in 2008 reflected principally subscriber growth in the wireless market and improved service promotions. In 2009, the number of wireless subscribers in the Dominican Republic increased by 24.5%, and in 2008, the number of wireless subscribers increased by 44.6%. In 2009, the number of fixed line subscribers decreased by 0.9%, and the number of fixed line subscribers increased by 3.1% in 2008. In 2009, wireless services accounted for approximately 49.2% of our operating revenues as compared to approximately 43.8% in 2008. Fixed-line and other services accounted for approximately 50.8% as compared to 56.2% in 2008.

Average MOUs decreased by 15.3% in 2009 and 6.7% in 2008. ARPU increased by 0.8% in 2009 and decreased by 15.5% in 2008. The decrease in average MOUs and the increase in ARPU in 2009 reflect currency effects. Calculated in Dominican pesos, ARPU decreased by 12.7% in 2009. The declines in 2008 primarily reflected promotions and airtime subsidies and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Operating income increased by 15.4% in 2009 and decreased by 14.5% in 2008. Operating margin was 27.3% in 2009 and 30.0% in 2008. The increase in operating income and the decrease in operating margin in 2009 reflected principally indirect taxes on network maintenance and operation costs. The decrease in operating income and margin in 2008 reflected principally the growing proportion of our prepaid subscribers, which resulted in increased subscriber acquisition costs, equipment subsidies and customer service expenses.

Caribbean—Puerto Rico and Jamaica

Operating revenues in the Caribbean increased by 14.7% in 2009 and 31.7% in 2008. The increase in 2009 and 2008 reflected principally the appreciation of the U.S. dollar against the Mexican peso and organic growth. In 2009, the number of wireless subscribers in Puerto Rico and Jamaica increased by 37.6%, and in 2008, the number of wireless subscribers increased by 14.5%. In 2009, the number of fixed line subscribers decreased by 8.0%, and the number of fixed line subscribers decreased by 9.5% in 2008. In 2009, wireless services accounted for approximately 36.4% of our operating revenues as compared to approximately 33.6% in 2008. Fixed-line and other services accounted for approximately 63.3% of operating revenues in 2009, as compared to 66.4% in 2008.

Average MOUs increased by 4.9% in 2009 and decreased by 8.4% in 2008. ARPU decreased by 1.0% in 2009 and 10.7% in 2008. Calculated in local currencies, ARPU decreased in 2009 and in 2008. These declines in ARPU primarily reflected the reduction in prices of voice services, principally in Puerto Rico.

Operating income decreased by 77.6% in 2009 and increased by 21.0% in 2008. Operating margin was 2.4% in 2009 and 12.5% in 2008. The decrease in operating income and operating margin in 2009 reflected principally an increase in indirect taxes including two real property taxes that became effective in Puerto Rico in 2009.

21

Liquidity and Capital Resources

Principal Uses of Cash

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 152,809 million in 2009 and Ps. 87,464 million in 2008. Our cash and cash equivalents amounted to Ps. 27,446 million at December 31, 2009, compared to Ps. 22,092 million as of December 31, 2008. We believe that our working capital is sufficient for our present requirements. We use the cash that we generate from our operations primarily for the following purposes:

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2009 and 2008, we invested approximately Ps. 45,395 million and Ps. 57,134 million, respectively, in plant, property and equipment. As of December 31, 2009, we had not disbursed Ps. 24,621 million of our investments in 2008, which will be disbursed in 2010. We have budgeted capital expenditures for 2010 to be approximately U.S.$ 3,500 billion (Ps. 45,815 million). See “Capital Expenditures” below.

•

During 2008 we spent approximately Ps. 13,737 million to acquire or renew licenses, principally Ps. 8,830 million to acquire additional spectrum in Brazil, Ps. 3,001 million to renew our concession in Ecuador and Ps. 896 million to acquire a license in Panama. We did not spend any funds in the acquisition or renewal of licenses in 2009. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	In 2008, we had a significant increase in our inventory, as compared to 2007, resulting from an increase in volume and inventory acquisition costs and currency effects.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2009, we had Ps. 9,168 million of principal due in 2010.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, or repurchase our own shares from time to time. We paid Ps. 25,462 million in dividends in 2009 and Ps. 8,816 million in dividends in 2008, and our shareholders have approved the payment of a Ps. 0.32 dividend per share in 2010. Dividends for 2009 included an extraordinary dividend of Ps. 0.50 per share paid on December 2009. We also spent (including commissions and value-added taxes) Ps. 24,658 million repurchasing our own shares in the open market in 2009 and Ps. 41,633 million in 2008. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2010.

The following table summarizes certain contractual liabilities as of December 31, 2009. Our purchase obligations and approximately 51.4% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2009:
Equipment leases	Ps.	1,291	Ps.	716	Ps.	575	Ps.	—	Ps.	—
Real estate leases		20,363		4,314		7,383		5,140		3,526
Short-term debt(1)		9,168		9,168		—		—		—
Long-term debt(1)		101,741		—		20,022		22,582		59,137
Purchase obligations(2)		32,521		29,402		1,374		341		1,404

Total	Ps.	165,084	Ps.	43,600	Ps.	29,354	Ps.	28,063	Ps.	64,067

(1)	Excludes interest payments, as they are set at floating rates.
(2)	See discussion below.

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2009. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 megahertz acquired during 2005.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. We may also pursue opportunities in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this report under “Overview – Effects of Recent Acquisitions” for more information about these transactions.

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. Beginning in the second half of 2008, with the difficult circumstances in the credit markets, we arranged several equipment financing facilities to

22

further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$1,297 million in committed undrawn equipment financing facilities from three different sources.

As of December 31, 2009, our total consolidated indebtedness was Ps. 110,909 million, compared to Ps. 143,486 million as of December 31, 2008. Our net debt (total debt minus cash and cash equivalents) at December 31, 2009 decreased by 31.2% as compared to December 31, 2008. This decrease reflects, among other things, our increased capacity for generating cash flow.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk liabilities, approximately 76.2% of our indebtedness at December 31, 2009 was denominated in currencies other than Mexican pesos (approximately 51.4% in U.S. dollars and 24.8% in other currencies, principally in Colombian and Chilean pesos and euros), and approximately 24.5% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2009, Ps. 6,355 million (or 5.7%) was classified as short-term based on the original terms.

Our ability to access the international debt capital markets on the terms described below has been helped by the credit rating given to our debt. As of the date of this report, our dollar-denominated senior notes are rated A2 by Moody’s Investors Service, BBB+ (positive watch) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2009 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.8%.

Our major categories of indebtedness at December 31, 2009 are as follows:

•

U.S. dollar-denominated senior notes. At December 31, 2009, we had approximately U.S.$3.9 billion (Ps. 51,608 million) outstanding under series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2009:

•	U.S.$795 million (Ps. 10,381 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$473 million (Ps. 6,181 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$583 million (Ps. 7,615 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$750 million (Ps. 9,794 million) senior notes due 2019, bearing interest a fixed rate of 5.000%;

•	U.S.$981 million (Ps. 12,815 million) senior notes due 2035, bearing interest at a fixed rate of 6.375%; and

•	U.S.$369 million (Ps. 4,822 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican-peso denominated senior notes. At December 31, 2009, we had approximately Ps. 12,872 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2009, we had Ps. 13,491 million in domestic senior notes that were sold in the Mexican capital markets. These domestic senior notes were issued by us between 2002 and 2009, and have varying maturities, ranging from 2010 through 2018. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007, we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012;

23

•	On November 1, 2007, we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010;

•	On November 1, 2007, we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017;

•	On March 7, 2008, we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018;

•	On September 12, 2008, we issued Ps. 3,000 million in 5-year floating domestic senior notes. The notes bear interest at a spread of 55 basis points over CETES, and mature on September 6, 2013; and

•

On September 12, 2008, we issued Ps. 2,100 million in 5-year UDI denominated equivalent fixed rate domestic senior notes. The notes bear interest at a rate of 4.10% per annum and mature on September 6, 2013.

•

Bank loans. At December 31, 2009, we had approximately Ps. 9,226 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates based on LIBOR. We are also party to a U.S.$2 billion revolving syndicated facility that matures in April 2011. At December 31, 2009, the entire U.S.$2 billion was available for borrowing. Loans under the facility bear interest at LIBOR plus a spread. The syndicated facility limits our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization and interest at a spread over LIBOR/EURIBOR. They are extended to us or to operating subsidiaries, with the guarantee of Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2009 was U.S.$928 million (Ps. 12,124 million).

•

Sale and leasebacks. Our subsidiaries in Ecuador, Peru, Nicaragua and Honduras have entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2009, lease payment obligations under these contracts amounted to U.S.$87 million (Ps. 1,133 million). Payments are due on a monthly and three-month basis through 2012 and bear interest at fixed or variable rates plus a spread.

•

Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2009, the aggregate principal amount outstanding under these notes was Ps. 5,749 million.

All of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities are guaranteed by Telcel.

24

At December 31, 2009, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 93,908 million (U.S.$7,204 million), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2009, our operating subsidiaries other than Telcel had indebtedness of Ps. 17,001 million (U.S.$1,302 million).

Capital Expenditures

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2009. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2008 and 2007 amounted to Ps. 13,737 million and Ps. 26,045 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” above.

	Year ended December 31,(1)
	2007		2008(2)		2009
	(millions of nominal Mexican pesos)

Transmission and switching equipment	Ps.	32,100	Ps.	50,278	Ps.	41,018
Other		2,522		6,856		4,377

Total capital expenditures	Ps.	34,622	Ps.	57,134	Ps.	45,395

(1)	Figures reflect amounts accrued for each period.
(2)	As of December 31, 2009, we had not disbursed Ps. 24,621 million of our capital investments in 2008, which will be disbursed in 2010.

Our capital expenditures during 2009 related primarily to expanding the capacity of our GSM networks and expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America. We have budgeted capital expenditures of approximately U.S.$3.5 billion for the year ending December 31, 2010, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. We expect that our capital expenditures during 2010 will primarily relate to the expansion and upgrading of our cellular infrastructure for consolidated networks and third generation technology. We expect to spend approximately 15.0% of our budgeted capital expenditures in Mexico and the United States, 59.0% in South America, 13.0% in Central America and 13.0% in the Caribbean.

We expect to finance our capital expenditures for 2010 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. In Mexico, we have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use derivative financial instruments to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. We also use derivative financial instruments from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time. As of December 31, 2009, after taking into account derivative transactions, approximately 30.5% of our total debt was denominated in U.S. dollars and approximately 28.5% was subject to floating rates.

As of December 31, 2009, we had the following derivatives positions, with an aggregate fair value of Ps. 8,361 million:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$147 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos;

25

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$1,965 million to hedge our exposure to our U.S. dollar denominated debt;

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 82 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos;

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 143 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars; and

•

A Japanese Yen-U.S. dollar denominated cross-currency swap with a notional amount of Yen¥13,000 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 74,360 million in 2009 Ps. 54,252 million in 2008 and Ps. 55,529 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was approximately 3.4% lower in 2009, 8.9% lower in 2008 and 5.4% lower in 2007.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and shareholder’s equity. The most significant difference in their effect on 2009 net income related to the depreciation resulting from the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation up to December 31, 2007. Under Mexican FRS through December 31, 2007, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restated its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restated nonmonetary assets based on the Mexican National Consumer Price Index as of December 31, 2007. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 21 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Purchase accounting—purchase price allocation

During 2008 and 2007, we made a number of business acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plant and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of property and equipment, trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2009 to Ps. 42,953 million, or 10.9% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. For example, during 2007, we shortened the useful life of TDMA and GSM equipment, particularly in Colombia and Brazil, to reflect the expected migration of customers to newer technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million. In 2009, we recorded a depreciation expense of Ps. 4,462 million resulting from the shortening of the useful lives of certain GSM assets in Brazil. See Note 7 to our audited consolidated financial statements.

Impairment of Long-Lived Assets, Intangibles and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

In 2008, we recognized an impairment in the value of goodwill of Ps. 537 million, an impairment in the value of our plants, property and equipment of Ps. 113 million and an impairment in the value of our licenses of Ps. 99 million. During 2009, we did not recognize any impairment of long-lived assets or goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Accruals

Accruals are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by our management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of our financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If we are unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to our consolidated financial statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS and U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 11 (Mexican FRS) and Note 21 (U.S. GAAP) to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 2009. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectibility of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls where made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls where made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

26

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate And Interest Rate Risks

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos, principally on our U.S. dollar denominated debt. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2009, we had approximately Ps. 20,805 million (as compared to Ps. 13,942 million as of December 31, 2008) in derivative financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and investments in derivative financial instruments, and approximately Ps. 84,546 million (as compared to Ps. 105,675 million as of December 31, 2008) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 67.4% of our non-peso indebtedness as of December 31, 2009 was denominated in U.S. dollars. As of December 31, 2009, we had Ps. 27,155 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust our position. We may use derivative financial instruments as an economic hedge to adjust our exposures. Our derivatives use practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See “Operating And Financial Review And Prospects—Risk Management” in this report. We have also used derivative financial instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

Sensitivity Analysis Disclosures

The potential increase in net debt and corresponding foreign exchange loss, taking account our derivatives transactions, that would have resulted as a December 31, 2009 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 4,061 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 287 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2009 would have resulted in additional interest expense of approximately Ps. 272 million per year, assuming no change in the principal amount of such indebtedness.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

27

RECENT DEVELOPMENTS

Regulatory Matters

In November 2008, Cofeco issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the CRT issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

See Note 15 to our audited consolidated financial statements for a description of our material legal proceedings.

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on certain telecommunication services we provide. Customers of those telecommunication services are responsible for the payment of this new tax. Telcel has filed legal proceedings against this new tax. We cannot predict the medium- to long-term effects of this new tax on our financial performance.

América Móvil Shareholders’ Meetings

At a general ordinary shareholders’ meeting held in Mexico City on March 17, 2010, the shareholders of América Móvil voted to approve the making of the Proposed Offers. On that same date, at a general extraordinary shareholders’ meeting, the shareholders also approved an amendment to the bylaws (estatutos sociales) of América Móvil to include a foreign exclusion clause restricting the ownership América Móvil Series A shares (“AMX A Shares”) to holders that qualify as Mexican investors under Mexican law and certain transitory provisions relating to the AMX A Shares. This amendment does not affect the ability of holders of currently outstanding AMX A Shares to continue to hold such shares or to transfer them to other non-Mexican investors.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Date: April 1, 2010	Title: General Counsel

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

11.1	Calculation of Ratio of Earnings to Fixed Charges

23.1	Consent of Mancera, S.C.

23.2	Consent of BDO Seidman, LLP

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for Years Ended December 31, 2009, 2008 and 2007.

Exhibit 11.1

AMERICA MOVIL, S.A.B. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		2005	2006	2007	2008	2009
	Mexican FRS

	Income before taxes on profits	Ps. 33,432,068	Ps. 61,527,609	Ps. 81,151,600	Ps. 79,463,731	Ps. 99,257,161

Plus:	Fixed charges :
	Interest expense	9,151,266	9,618,645	9,865,355	11,610,982	10,689,719
	Interest implicit in operating leases	189,596	263,090	338,440	352,989	444,785

	Earnings under Mexican FRS	Ps. 42,772,929	Ps. 71,409,344	Ps. 91,355,395	Ps. 91,427,702	Ps. 110,391,665

	Mexican FRS:

	U.S. GAAP:
	Total US GAAP adjustments, net	-24,660	-3,783,249	-3,168,439	-5,323,316	-2,638,028
Less:	Deferred income tax	-32,350	1,948,894	57,859	-2,272,321	744,192
Less:	Interest capitalized during the period	-1,448,771	-974,757	21,851	5,764,559	-117,870
Plus:	Depreciation of capitalized interest	269,541	346,648	424,143	-346,528	-176,321

	US GAAP adjustments without deferred income tax and capitalized interest	-1,236,240	-2,462,464	-2,664,586	-2,177,605	-2,188,027

	Earnings under U.S. GAAP	Ps. 41,582,424	Ps. 68,909,102	Ps. 88,633,188	Ps. 89,140,681	Ps. 108,007,924

	Fixed charges:
	Interest expense under US GAAP	7,892,091	8,906,978	10,225,646	17,728,531	11,016,634
Plus:	Interest capitalized during the period	1,448,771	974,757	-21,851	-5,764,559	117,870

	Fixed charges under U.S. GAAP	Ps. 9,340,862	Ps. 9,881,735	Ps. 10,203,795	Ps. 11,963,971	Ps. 11,134,504

	Mexican FRS	4.6	7.2	9.0	7.6	9.9

	U.S. GAAP	4.5	7.0	8.7	7.5	9.7

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-162217) of América Móvil, S.A.B. de C.V., the Registration Statement on Form F-3 (No. 333-162217-01) of Radiomóvil Dipsa, S.A. de C.V. and in the related prospectus’ of our report dated April 1, 2010, with respect to the consolidated financial statements of América Móvil, S.A.B. de C.V. and subsidiaries, included in this Form 6-K (Report of Foreign Private Issuer) dated April 1, 2010.

Mancera, S.C. A member firm of Ernst & Young Global

/s/ C.P.C. Omero Campos Segura
C.P.C. Omero Campos Segura

Mexico City, Mexico

April 1, 2010

Exhibit 23.2

Consent of Independent Registered Certified Public Accounting Firm

TracFone Wireless, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-162217) and related prospectus of América Móvil, S.A.B. de C.V., and the Registration Statement on Form F-3 (No. 333-162217-01) of Radiomóvil Dipsa, S.A. de C.V., of our report dated June 23, 2009, relating to the financial statements of TracFone Wireless, Inc. for the year ended December 31, 2008, which appears in this Form 6-K of América Móvil, S.A.B. de C.V.

/s/ BDO Seidman, LLP

Miami, Florida

April 1, 2010

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

América Móvil, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of income and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TracFone Wireless, Inc., a consolidated subsidiary, whose assets accounted for approximately 1% of total consolidated assets at December 31, 2008 and approximately 5% of total consolidated operating revenues for each of the two years in the period ended December 31, 2008. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TracFone Wireless, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of TracFone Wireless, Inc. to Mexican Financial Reporting Standards). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of América Móvil, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, and the consolidated changes in their financial position for the year ended December 31, 2007, and their consolidated cash flows for each of the two years in the period ended December 31, 2009, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the consolidated financial statements).

As mentioned in Note 2 a), f), s) and z.1) to the accompanying consolidated financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting StandardsB-10, Effects of Inflation, B-15, Translation of Foreign Currencies, D-4, Taxes on Profits and B-2, Statements of Cash Flows, with the effects described therein.

Mancera, S.C.
A Member Practice of
Ernst & Young Global
/s/ Omero Campos Segura

Omero Campos Segura

Mexico City

April 1, 2010

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

TracFone Wireless, Inc.

Miami, Florida

We have audited the accompanying balance sheet of TracFone Wireless, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TracFone Wireless, Inc. at December 31, 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

June 23, 2009

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos)

	At December 31,
	2008		2009		Millions of U.S. dollars 2009
Assets
Current assets:
Cash and cash equivalents	Ps.	22,092,139	Ps.	27,445,880	USD	2,102
Accounts receivable, net (Note 4)		52,770,676		55,918,984		4,282
Derivative financial instruments (Note 10)		3,125,214		8,361		1
Related parties (Note 16)		1,052,796		468,096		36
Inventories, net (Note 5)		31,805,142		21,536,018		1,649
Other current assets, net (Note 6)		2,639,912		2,720,983		208

Total current assets		113,485,879		108,098,322		8,278

Plant, property and equipment, net (Note 7)		209,896,820		227,049,009		17,385
Licenses, net (Note 8)		43,098,985		42,582,531		3,261
Trademarks, net (Note 8)		5,010,539		3,974,527		304
Goodwill, net (Note 8)		44,696,281		45,805,279		3,507
Investments in affiliates and others (Note 9)		789,612		974,693		75
Deferred taxes (Note 18)		9,296,367		15,908,795		1,218
Other non-current assets, net (Note 6)		9,180,987		8,614,805		660

Total assets	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 13)	Ps.	26,731,355	Ps.	9,167,941	USD	702
Accounts payable and accrued liabilities (Note 12)		90,867,401		97,086,585		7,434
Taxes payable		14,612,465		16,716,549		1,280
Related parties (Note 16)		922,254		1,045,155		80
Deferred revenues		14,662,631		16,240,451		1,244

Total current liabilities		147,796,106		140,256,681		10,740

Long-term liabilities:
Long-term debt (Note 13)		116,755,093		101,741,199		7,790
Deferred taxes (Note 18)		14,621,075		22,282,245		1,706
Employee benefits (Note 11)		11,358,647		10,822,273		829

Total liabilities		290,530,921		275,102,398		21,065

Shareholders’ equity (Note 17):
Capital stock		36,532,481		36,524,423		2,797
Retained earnings:
From prior years		29,261,187		38,952,974		2,983
Current year		59,485,502		76,913,454		5,889

		88,746,689		115,866,428		8,872

Accumulated other comprehensive income items		18,988,897		24,782,273		1,898

Total majority shareholders’ equity		144,268,067		177,173,124		13,567
Non-controlling interest		656,482		732,439		56

Total shareholders’ equity		144,924,549		177,905,563		13,623

Total liabilities and shareholders’ equity	Ps.	435,455,470	Ps.	453,007,961	USD	34,688

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share and weighted-average number of shares outstanding)

	For the year ended December 31,
	2007		2008		2009		Millions of U.S. dollars 2009 except for earnings per share
Operating revenues:
Services:
Air time	Ps.	87,522,245	Ps.	99,258,566	Ps.	118,949,020	USD	9,108
Interconnection		58,554,255		60,371,865		60,557,856		4,637
Monthly rent		59,551,717		66,805,611		75,585,846		5,788
Long-distance		20,348,067		20,624,128		23,301,403		1,784
Value added services and other services		40,359,659		51,089,479		70,743,490		5,417
Sales of handsets and accessories		45,243,819		47,505,259		45,573,416		3,489

		311,579,762		345,654,908		394,711,031		30,223

Operating costs and expenses:
Cost of sales and services		132,373,998		146,025,037		165,039,738		12,638
Commercial, administrative and general expenses		53,605,408		62,316,415		72,380,031		5,542
Depreciation and amortization (Notes 7 and 8) (includes Ps. 29,389,162, Ps. 30,047,363 and Ps. 38,187,412 for the years ended December 31, 2007, 2008 and 2009, respectively, not included in cost of sales and services)		40,406,018		41,767,309		53,082,307		4,064

		226,385,424		250,108,761		290,502,076		22,244

Operating income		85,194,338		95,546,147		104,208,955		7,979

Other expenses, net		(3,712,874)		(2,326,959)		(2,165,584)		(166)
Comprehensive result of financing:
Interest income		2,960,265		2,414,390		1,691,929		130
Interest expense		(7,696,967)		(8,950,562)		(7,410,314)		(567)
Exchange gain (loss), net		2,463,442		(13,686,423)		4,556,571		349
Monetary gain, net		5,038,406		—		—		—
Other financing (cost) income, net		(3,152,631)		6,357,722		(1,820,110)		(140)

		(387,485)		(13,864,873)		(2,981,924)		(228)

Equity interest in net income of affiliates		57,621		109,416		195,714		15

Income before taxes on profits		81,151,600		79,463,731		99,257,161		7,600
Taxes on profits (Note 18)		22,454,267		19,888,337		22,259,308		1,704

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Distribution of the net income:
Majority interest	Ps.	58,587,511	Ps.	59,485,502	Ps.	76,913,454	USD	5,889
Non-controlling interest		109,822		89,892		84,399		6

Net income	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853	USD	5,896

Weighted average number of common shares outstanding (in millions)		35,149		34,220		32,738		32,738

Net majority earnings per share	Ps.	1.67	Ps.	1.74	Ps.	2.35	USD	0.18

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings				Accumulated other comprehensive income items		Majority shareholders’ equity		Non-controlling interest		Comprehensive income		Total shareholders’ equity
					Unappropriated		Total
Balance at December 31, 2006 (Note 17)	Ps.	36,555,398	Ps.	482,925		89,590,018		90,072,943		(13,565,675)		113,062,666		684,137				113,746,803
Non-controlling interest related to current year acquisitions						(6,604)		(6,604)				(6,604)		(13,187)				(19,791)
Dividends declared at Ps. 0.20 and Ps. 1 per share (historical)						(42,127,537)		(42,127,537)				(42,127,537)						(42,127,537)
Repurchase of shares		(3,359)				(12,853,079)		(12,853,079)				(12,856,438)						(12,856,438)
Comprehensive income:
Net income for the period						58,587,511		58,587,511				58,587,511		109,822	Ps.	58,697,333		58,697,333
Other comprehensive income items:
Effect of translation of foreign entities										10,143,715		10,143,715		(141,953)		10,001,762		10,001,762
Result from holding non-monetary assets, net of deferred taxes										(579,243)		(579,243)		(5,119)		(584,362)		(584,362)

Comprehensive income for the year															Ps.	68,114,733

Balance at December 31, 2007 (Note 17)		36,552,039		482,925		93,190,309		93,673,234		(4,001,203)		126,224,070		633,700				126,857,770
Effect of adopting Mexican FRS B-10, net of deferred tax						(13,771,039)		(13,771,039)		13,771,039
Dividends declared at Ps. 0.26 per share (historical)						(8,904,997)		(8,904,997)				(8,904,997)						(8,904,997)
Repurchase of shares		(19,558)				(41,736,011)		(41,736,011)				(41,755,569)						(41,755,569)
Comprehensive income:
Net income for the period						59,485,502		59,485,502				59,485,502		89,892	Ps.	59,575,394		59,575,394
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										9,219,061		9,219,061		(67,110)		9,151,951		9,151,951

Comprehensive income for the year															Ps.	68,727,345

Balance at December 31, 2008 (Note 17)	Ps.	36,532,481	Ps.	482,925		Ps.88,263,764	Ps.	88,746,689	Ps.	18,988,897	Ps.	144,268,067	Ps.	656,482			Ps.	144,924,549
Dividends declared at Ps. 0.30 and Ps. 0.50 per share						(25,979,049)		(25,979,049)				(25,979,049)						(25,979,049)
Repurchase of shares		(8,058)				(24,697,658)		(24,697,658)				(24,705,716)						(24,705,716)
Asset tax write-off						882,992		882,992				882,992						882,992
Comprehensive income:
Net income for the period						76,913,454		76,913,454				76,913,454		84,399	Ps.	76,997,853		76,997,853
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred tax										5,793,376		5,793,376		(8,442)		5,784,934		5,784,934

Comprehensive income for the year															Ps.	82,782,787

Balance at December 31, 2009 (Note 17)	Ps.	36,524,423	Ps.	482,925	Ps.	115,383,503	Ps.	115,866,428	Ps.	24,782,273	Ps.	177,173,124	Ps.	732,439			Ps.	177,905,563

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos)

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	58,697,333
Add (deduct) items not requiring the use of resources:
Depreciation		31,162,660
Amortization		7,670,961
Amortization of loss on sale and leaseback		1,572,397
Deferred income tax and deferred employee profit sharing		4,659,365
Loss on marketable securities		1,384,418
Equity interest in net income of affiliates		(57,621)
Net cost of labor obligations		456,095

		105,545,608
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(4,265,886)
Inventories		(896,364)
Other assets		(943,209)
(Decrease) increase in:
Accounts payable and accrued liabilities		10,136,210
Related parties		(991,389)
Financial instruments		(740,769)
Deferred revenues and credits		36,809
Taxes payable		(8,800,706)
Marketable securities		1,499,381

Resources provided by operating activities		100,579,685

Financing activities
New loans		33,287,331
Repayment of loans		(46,008,892)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(4,161,387)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(12,856,438)
Dividend declared		(42,127,537)

Resources used in financing activities		(71,866,923)

Investing activities
Investment in plant, property and equipment		(38,854,801)
Investment in subsidiaries and affiliates		42,130
Instruments available for sale		(789,100)
Minority interest		(160,259)
Acquisitions, net of cash acquired		(19,464,035)
Investments in trademarks		26,811
Investment in licenses		(499,145)

Resources used in investing activities		(59,698,399)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

The accompanying notes are an integral part of this financial statement.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the year ended December 31,
	2008		2009		Millions of U.S. dollars 2009
Operating activities
Income before taxes on profits	Ps.	79,463,731	Ps.	99,257,161	USD	7,600
Items not requiring the use of cash:
Depreciation		32,677,429		42,953,356		3,289
Amortization of intangible assets		7,471,679		8,160,235		625
Amortization of loss on sale and leaseback		1,618,201		1,968,716		152
Impairment in the value of long-lived assets		739,853		—		—
Equity interest in net income of affiliates		(109,416)		(195,714)		(15)
Loss (gain) on sale of fixed assets		141,278		(403,031)		(31)
Net period cost of labor obligations		734,636		779,705		60
Exchange loss (gain), net		11,979,839		(840,300)		(64)
Accrued interest receivable		(2,241,926)		(1,963,537)		(150)
Accrued interest payable		8,950,562		7,410,314		567
Other financing expenses, net		(2,605,594)		(1,838,672)		(141)
Gain on sale of marketable securities		(46,014)		—		—
Changes in operating assets and liabilities:
Financial instruments		65,800		—		—
Accounts receivable		(5,299,903)		(7,599,026)		(582)
Interest collected		2,241,926		1,963,537		150
Prepaid expenses		(888,241)		(197,274)		(15)
Related parties		(14,719)		707,600		54
Inventories		(9,361,512)		8,479,369		649
Other assets		(143,908)		(124,900)		(10)
Accounts payable and accrued liabilities		(13,888,254)		8,403,243		643
Taxes paid		(21,702,646)		(16,839,757)		(1,289)
Employee profit sharing paid		(672,457)		(1,132,677)		(87)
Financial instruments		(2,156,946)		2,869,210		220
Deferred revenues		1,001,969		1,568,963		120
Labor obligations		(491,359)		(577,567)		(44)

Net cash flows provided by operating activities		87,464,008		152,808,954		11,701

Investing activities
Acquisition of plant, property and equipment		(26,943,957)		(53,213,700)		(4,075)
Acquisition of licenses		(13,736,502)		(485)		—
Fixed asset sales		75,538		556,704		43
Business acquisitions, net of cash		(479,090)		—		—

Net cash flows used in investing activities		(41,084,011)		(52,657,481)		(4,032)

Net cash flows before financing activities		46,379,997		100,151,473		7,669

Financing activities
Loans obtained		61,810,010		26,776,298		2,050
Repayment of loans		(41,487,985)		(62,720,695)		(4,802)
Interests paid		(8,105,142)		(8,551,023)		(655)
Repurchase of shares		(41,632,608)		(24,657,808)		(1,888)
Payment of dividends		(8,815,570)		(25,462,328)		(1,950)

Net cash flows used in financing activities		(38,231,295)		(94,615,556)		(7,245)

Net increase in cash and cash equivalents		8,148,702		5,535,917		424

Adjustment to cash flow for exchange rate differences		1,971,318		(182,176)		(14)
Cash and cash equivalents at beginning of the period		11,972,119		22,092,139		1,692

Cash and cash equivalents at end of the period	Ps.	22,092,139	Ps.	27,445,880	USD	2,102

The accompanying notes are an integral part of these financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands of Mexican pesos,

and thousands of U.S. dollars, except when indicated otherwise)

1. Description of Business

América Móvil, S.A.B. de C.V. and subsidiaries (collectively, the “Company” or “América Móvil”) provides wireless and fixed communications services in Latin America and in the Caribbean. América Móvil obtains its revenues primarily from telecommunications services, including the sale of airtime (including interconnection under the calling party pays program), monthly rent, long-distance charges, and other services (including roaming, value added services and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

América Móvil has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (mostly mobile and fixed-line telephony) in the countries in which the Company has presence (except for in the U.S.). These licenses will expire at various times from 2012 through 2046.

Such licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the size of the infrastructure in operation (except for Guatemala and El Salvador).

Equity investments in subsidiaries and affiliated companies

At December 31, 2008 and 2009, América Móvil’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2008	2009
Subsidiaries:
AMX Tenedora, S.A. de C.V.	Mexico	100.0%	100.0%
AMOV Canadá, S.A.	Mexico	100.0%	100.0%
Compañía Dominicana de Teléfonos, C. por A. (Codetel)	Dominican Republic	100.0%	100.0%
Sercotel, S.A. de C.V. (Sercotel)	Mexico	100.0%	100.0%
Radiomóvil Dipsa, S.A. de C.V. and subsidiaries (Telcel)	Mexico	100.0%	100.0%
Telecomunicaciones de Puerto Rico, Inc. (1)	Puerto Rico	100.0%	100.0%
Puerto Rico Telephone Company, Inc.	Puerto Rico	100.0%	100.0%
PRT Larga Distancia, Inc.	Puerto Rico	100.0%	100.0%
Servicios de Comunicaciones de Honduras, S.A. de C.V.
(Sercom Honduras)	Honduras	100.0%	100.0%
AMX USA Holding, S.A. de C.V.	Mexico	100.0%	100.0%
TracFone Wireless, Inc. (TracFone)	U.S.A.	98.2%	98.2%
AM Telecom Américas, S.A de C.V.	Mexico	100.0%	100.0%
Claro Telecom Participacoes, S.A.	Brazil	100.0%	100.0%
Americel, S.A.	Brazil	99.3%	99.3%
Claro, S.A. (formerly BCP, S.A.)	Brazil	99.9%	99.9%
América Central Tel, S.A. de C.V. (ACT)	Mexico	100.0%	100.0%
Telecomunicaciones de Guatemala, S.A. (Telgua)	Guatemala	99.2%	99.2%
Empresa Nicaragüense de Telecomunicaciones, S.A. (Enitel)	Nicaragua	99.5%	99.5%

		% equity interest at December 31
Company	Country	2008	2009
Estesa Holding Corp. (1)	Panama	100.0%	100.0%
Cablenet, S.A. (1)	Nicaragua	100.0%	100.0%
Estaciones Terrenas de Satélite, S.A. (Estesa) (1)	Nicaragua	100.0%	100.0%
AMX El Salvador, S.A de C.V.	Mexico	100.0%	100.0%
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V. (CTE)	El Salvador	95.8%	95.8%
CTE Telecom Personal, S.A. de C.V. (Personal)	El Salvador	95.8%	95.8%
Cablenet, S.A. (Cablenet)	Guatemala	95.8%	95.8%
Telecomoda, S.A. de C.V. (Telecomoda)	El Salvador	95.8%	95.8%
Telecom Publicar Directorios, S.A. de C.V. (Publicom)	El Salvador	48.8%	48.8%
Comunicación Celular, S.A. (Comcel)	Colombia	99.4%	99.4%
AMX Santa Lucía, Inc. (1) (2)	Santa Lucia	100.0%	99.4%
Oceanic Digital Jamaica, Ltd. (1) (2)	Jamaica	100.0%	99.4%
Claro Panamá, S.A. (4)	Panama	100.0%	99.4%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. (Conecel)	Ecuador	100.0%	100.0%
AMX Argentina Holdings, S.A.	Argentina	100.0%	100.0%
AMX Argentina, S.A. (3)	Argentina	100.0%	100.0%
AMX Wellington Gardens, S.A. de C.V. (3)	Mexico	100.0%	100.0%
Widcombe, S.A. de C.V. (3)	Mexico	100.0%	100.0%
AMX Paraguay, S.A. (3)	Paraguay	100.0%	100.0%
AM Wireless Uruguay, S.A.	Uruguay	100.0%	100.0%
Claro Chile, S.A.	Chile	100.0%	100.0%
América Móvil Perú, S.A.C.	Peru	100.0%	100.0%
Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%

1.	Companies acquired in 2007 and 2008 (see Note 9).
2.	On November 28, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in AMX Santa Lucia, Inc. to Comunicación Celular, S.A. As a result, the Company’s equity interest in AMX Santa Lucía, Inc. and Oceanic Digital Jamaica, Ltd. decreased from 100% to 99.4% in both companies.
3.	On December 29, 2008, Sercotel, S.A. de C.V. sold 100% of its shares in Wellington Gardens, S.A. de C.V. and Widcombe, S.A. de C.V. to AMX Argentina, S.A. As a result, AMX Argentina, S.A. now indirectly holds 100% of the shares of AMX Paraguay, S.A.
4.	This company started up operations in the second half of 2009. The reduction in equity interest was due to Sercotel’s capital withdrawal, which diluted its holding in the subsidiary.

The subsidiaries mentioned above provide mobile telephony services. In addition to mobile telephony services, Telgua, CTE, Enitel, Estesa, Codetel and Puerto Rico provide, among other telecommunication services, fixed-line telephone services.

TracFone resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone software. TracFone does not own a cellular infrastructure but purchases airtime from mobile carriers throughout the United States.

On March 8, 2010, América Móvil’s General Director, Legal Director and Finance Director authorized the issuance of the consolidated Mexican Financial Reporting Standards (Mexican FRS) financial statements and notes at December 31, 2007, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. The accompanying consolidated financial statements consist of those Mexican FRS consolidated financial statements and notes, as supplemented by the accompanying US GAAP disclosures presented in Notes 21 and 22. These final consolidated financial statements were authorized for issuance herein by América Móvil’s General Director, Legal Director and Finance Director on April 1, 2010, with consideration of subsequent events through that date.

2. Summary of Significant Accounting Policies and Practices

The consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards, issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF). The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of América Móvil, S.A.B. de C.V. and those of its subsidiaries. The financial statements of the subsidiaries have been prepared for the same accounting period and follow the same accounting principles as those of the Company. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence are accounted for using the equity method, which basically consists of recognizing América Móvil’s proportional share in the net income or loss and the shareholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in the Company’s consolidated financial statements as of the month following their acquisition.

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates, which in the aggregate account for approximately 59%, 61% and 64% of the Company’s total operating revenues for 2007, 2008 and 2009, respectively, and approximately 75% and 85% of the Company’s total assets at December 31, 2008 and 2009, are either consolidated or accounted for based on the equity method, as the case may be, after their financial statements have first been adjusted to conform to Mexican Financial Reporting Standards in the corresponding functional currency and have then been translated to the reporting currency.

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Effective January 1, 2008, the Company adopted the MFRS B-15, Foreign Currency Translation. Consequently, the financial statements as reported by the foreign subsidiaries and affiliates are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, except for Argentina and Nicaragua; and the local currencies are its functional currencies, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated using the average exchange rate;

v) translation differences are recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption “Adjustment to cash flow for exchange rate differences”.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated at the prevailing exchange rate at year-end; shareholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated; income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on; exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and translation differences were recorded in shareholders’ equity in the line item Effect of translation of foreign entities under “Accumulated other comprehensive income items”. For the years ended December 31, 2007, 2008 and 2009, the gain on translation was Ps. 10,001,762, Ps. 12,044,547 and Ps. 13,236,787, respectively

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not considered as “items not requiring the use of resources” in the statement of changes in financial position.

b) Revenue recognition

Revenues are recognized at the time services are provided and when the probability of their collection is reasonably assured. Mobile telecommunications services are provided either under prepaid (calling cards), or post payment (agreement) plans, or both. In all cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments or for unused airtime.

Monthly basic rent under post-paid plans is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

Revenues from interconnections services, which consist of calls of other carriers that enter the Company’s cellular network (incoming interconnections services), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers.

Long-distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer service is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making or receiving calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon by our subsidiaries with other domestic and international carriers.

Value added services and other services include voice services and data transmission services (such as two-way and written messages, call information, ring tones, emergency services, among others). Revenues from such services are recognized at the time they are provided or when the services are downloaded.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue when a) the products are delivered and accepted by the distributor, b) distributors do not have a right to return the product and c) probability of collection is reasonably assured.

Discounts granted on the sale of cellular equipment to wholesalers, retailers and department store chains are recognized as reductions in the price of the phone.

Telgua, ENITEL, CTE, Codetel and Puerto Rico’s revenues from telephone line installation fees (net of related costs) are deferred and recognized over the estimated average life of the customer.

The Company usually does not charge activation fees for its mobile telephony services; however, in certain regions, depending on the particular market, certain activation fees are charged. The Company recognizes revenues from these fees when billed. These revenues are not deferred because they are not significant to the Company’s financial statements.

c) Cost of cellular telephone equipment

The cost related to cellular telephone equipment is recognized in the statements of income at the time the corresponding income is recognized. Shipping and handling costs for wireless handsets sold to distributors are classified as costs of sales.

d) Network interconnection costs, long distance costs and rent paid for use of infrastructure

These costs represent the costs of outgoing calls from the Company’s cellular networks to other carriers’ network, the costs of link-ups between fixed and cellular networks, long-distance charges and rent paid for use of infrastructure (links, ports and measured usage), as well as the message exchange between operators, all of which are recognized as costs at the time the service is received.

e) Commissions paid to distributors

Commissions paid with respect to the activation of postpaid customers are recognized as expenses at the time the new customer is activated in the system and may begin using the Company’s cellular network.

Loyalty and sales volumes commissions are accrued on a monthly basis based on statistical information regarding customer retention, sales volume and the number of acquired customers by each distributor. Loyalty commissions are paid to distributors for customers that remain for a specified period of time, and sales volume commissions are paid at the time the distributor reaches certain ranges of activated customers.

f) Recognition of the effects of inflation

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a non-inflationary economic environment because the cumulative inflation rate in Mexico over the past three years was 15.01% (11.56% in 2008).

The financial statements for the years ended December 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007 and current pesos due to the changes realized subsequent to that date.

Capital stock and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from restatement of shareholders’ equity consists of the accumulated monetary position gain at the time the provisions of Bulletin B-10 were first applied, which was Ps. 19,327, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. At December 31, 2007, the Ps. 14,562,294 balance of this item is included in shareholders equity under the caption “Accumulated other comprehensive income items”. In conformity with Mexican FRS B-10, since it was unpractical to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 net of Ps. 771,928 of deferred taxes, was reclassified to retained earnings.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Comprehensive result of financing”.

g) Cash and cash equivalents

Cash and cash equivalents consist basically of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

h) Investments in marketable securities

Investments in marketable securities have been classified either as trading marketable securities or available-for-sale marketable securities. All investments are represented by equity securities and are recognized at market value. Changes in the fair value of instruments classified as trading securities are recognized in results of operations. Changes in the market value of instruments classified as available-for-sale are included in shareholders’ equity until they are sold.

Should there be objective and lasting evidence of impairment in the value of either its instruments available-for-sale or held to maturity, the Company determines the amount of the related loss and recognizes such loss as part of the comprehensive financing income (cost). For the year ended December 31, 2007, since the loss on fair value of securities available-for-sale was other than temporary, the Company included an impairment loss of Ps. 1,362,900 in the statement of income. For the years ended December 31, 2008 and 2009, there were no impairment losses on marketable securities.

i) Allowance for doubtful accounts

The Company recognizes periodically in its results of operations an allowance for doubtful accounts for its portfolios of postpaid customers, distributors and network operators (basically for interconnection fees). The allowance is based primarily on past write-off experience and on the aging of accounts receivable balances, as well as management’s estimates as to when dispute proceedings with operators will be resolved.

Collection policies and procedures vary by the type of credit extended, the payment history of customers and the age of the unpaid calls.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

j) Inventories

Cellular equipment inventories are initially recognized at historical acquisition cost, and valued using the average-cost method.

k) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method and until 2008, the acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction. Effective January 1, 2009, in conformity with Mexican FRS B-7, Business Combinations, if the acquisition of non-controlling interest is made at fair value, the purchase price is also recognized based on the fair value of the net assets acquired.

Goodwill represents the difference between the acquisition price and the fair value of the net assets acquired at acquisition date.

Goodwill is recorded initially at acquisition cost and up to December 31, 2007 was restated using adjustment factors derived from the NCPI. Goodwill is no longer amortized, but rather is subject to annual impairment valuations at the end of each year, or during the year if there are indications of impairment.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recovery value. The Company determines the recovery value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the intangible is identified, by the average of the appropriate discount rates used in the projection of the present value of cash flows from the cash generating unit.

For the year ended December 31, 2007, there were no goodwill impairment losses recognized by the Company.

For the year ended December 31, 2008, the Company recognized a loss of Ps. 527,770 from impairment in the value of goodwill. Such loss was included in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the year ended December 31, 2009, there was no impairment losses recorded.

l) Telephone plant, property and equipment

Effective January 1, 2008, purchases of plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were restated based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors), while plant, property and equipment of domestic origin were restated based on the NCPI.

Depreciation is computed on restated values using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put to use.

Annual depreciation rates are as follows:

Telephone plant	10% to 33%
System-performance monitoring equipment included in telephone plant	33%
Buildings	3%
Other assets	10% to 25%

As of January 1, 2007, the Company adopted the provisions of Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing, establishing that entities must capitalize comprehensive financing cost (CFC), which corresponds to net interest expense, exchange differences, the monetary position result and other financial costs related to the acquisition of the telephone plant.

The comprehensive cost of financing incurred during the building and installation period is capitalized and was restated up to December 31, 2007 using the NCPI. The net effect of the capitalization of such cost in 2007 was an increase in net income in 2007 of Ps. 1,158,576 (Ps. 834,175 net of taxes), Ps. 7,053,951 (Ps. 5,289,244 net of taxes) in 2008 and Ps. 1,626,731 (Ps.1,127,202 net of taxes) in 2009.

The value of plant, property and equipment is reviewed on an annual basis to verify whether there are indicators of impairment. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying value, the difference is recognized as an impairment loss.

During the year ended December 31, 2007, the Company wrote-off the remaining carrying value of its telephone plant that utilizes TDMA technology in Colombia and Ecuador due to its obsolescence. This write-down was made after considering both technological obsolescence of TDMA in those specific geographies and also other economic and operational considerations. The write-off amounted to Ps. 2,735,000 and has been included as a component of the caption Other expenses, net in the accompanying 2007 consolidated statement of income. The Company also began to accelerate TDMA depreciation in Brazil (see Note 7).

For the year ended December 31, 2008, the Company recognized a loss of Ps. 113,422 from impairment in the value of the telephone plant recorded in the consolidated balance sheet. Such loss was included in the statement of operations as part of the caption Other expenses, net.

For the year ended December 31, 2009, there were no impairment losses recognized.

m) Licenses and trademarks

Effective January 1, 2008, the Company records licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country.

Licenses to operate wireless telecommunications networks are accounted for at cost or at fair value at the business acquisition date. Licenses are being amortized using the straight-line method over periods ranging from 15 to 40 years, which correspond to the usage period of each license.

Trademarks are recorded at their values in use at the date acquired, as determined by independent appraisers, and are amortized using the straight-line method over a ten-year period.

The carrying values of intangible assets with definite useful lives are reviewed annually and whenever there are indications of impairment in such values. When the recovery value of an asset, which is the greater of its selling price and value in use (the present value of future cash flows), is lower than its net carrying amount, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use and intangibles with definite useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

At December 31, 2008, the Company recognized a loss of Ps. 98,661 from impairment in the value of licenses recorded in the consolidated balance sheet and recognized the loss in the statement of income as part of the caption Other expenses, net. This impairment was originated by the subsidiary in Honduras.

For the years ended December 31, 2007 and 2009, there were no impairment losses recognized.

n) Leases

- Sale and leaseback

The Company entered into sales and leaseback agreements that meet the conditions for consideration as financial leases. Such agreements give rise to losses derived from the difference between the asset’s sale price and its value in books that result in the recognition of deferred charges that are being amortized based on the remaining useful life of the related assets at the time of sale.

- Operating leases

Rent paid under operating leases is recognized in results of operations as it accrues.

- Financial leases

Lease arrangements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any benefit or scrap value.

o) Transactions in foreign currencies

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations, except for those arising on foreign currency denominated loans for the construction of fixed assets, as such costs are capitalized as comprehensive financing costs during the construction stage.

See Note 14 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Accounts payable and accrued liabilities

Liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from past events, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is material, the amount of the reserve is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the reserve is recognized as financial expense.

Reserves for contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

q) Employee benefits

In Radiomóvil Dipsa, S.A. de C.V. and in Telecomunicaciones de Puerto Rico, S.A., the Company has established defined benefit pension plans. These plans require the valuation and recognition of the accumulated effects of retirement and post-retirement labor obligations. Such effects are determined based on actuarial studies using the projected unit-credit method.

In Consorcio Ecuatoriano de Telecomunicaciones S.A. (subsidiary in Ecuador), the Company has an individual capitalization pension plan, whereby it purchases a single-premium deferred annuity from an insurance company, for which the Company only makes a yearly premium payment. In accordance with Mexican FRS D-3, this plan falls under the category of a defined contribution plan and thus, only the net period cost of the plan must be disclosed.

Seniority premiums are paid to personnel of the Mexican subsidiaries as required by Mexican labor law. Also under Mexican labor law, the Company is liable for certain benefits accruing to workers who leave or are dismissed in certain circumstances.

The Company recognizes annually the cost for pension benefits, seniority premiums and termination payments based on independent actuarial computations applying the projected unit-credit method, using real rates (financial hypotheses net of inflation). The latest actuarial computation date was prepared as of December 31, 2009.

In conformity with the labor laws of the rest of the countries in which the Company operates, there are no statutory defined benefit plans or compulsory defined contribution structures for companies. However, the foreign subsidiaries make contributions to national pension, social security and severance plans in accordance with the percentages and rates established by the applicable laws.

Such contributions are made to bodies designated by each government and are recorded in results of operations as direct labor benefits as they are incurred or when the contribution is made.

Effective January 1, 2008, the Company adopted Mexican FRS D-3, Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. The adoption of Mexican FRS D-3 did not have an effect on the Company’s financial position or results of operation.

Actuarial gains and losses are amortized over the estimated average remaining working lifetime of Company employees, which is 20 years.

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

r) Employee profit sharing

Current-year employee profit sharing is presented under the caption “Commercial, administrative and general expenses” in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognized deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate (Mexico and Peru) and 15% (Ecuador) to all differences between the book and tax values of all assets and liabilities. At December 31, 2008 and 2009, the amounts were not significant.

Through December 31, 2007, deferred employee profit sharing was determined only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, provided there was no indication that the related liability or asset would not be realized in the future.

s) Taxes on profits

Current year taxes on profits are presented as a short-term liability, net of prepayments made during the year.

The Company determines deferred taxes on profits based on the asset and liability method established in Mexican FRS D-4, Taxes on Profits. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, including effects of translation, applying the enacted income tax rate or the flat-rate business tax rate (“FRBT”, applicable only in Mexico), as the case may be, effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and if necessary, creates a valuation allowance for those assets that are not more likely than not to be realized.

Effective January 1, 2008, asset tax paid in excess of income tax in Mexico is treated as a tax credit, while through December 31, 2007, asset tax was recorded as part of deferred income tax. In both cases, an evaluation of its future realization is performed.

As a result of the adoption of Mexican FRS D-4 in 2008, the Company recognized deferred taxes in the amount of Ps. 2,825,486 for the effects of translation of foreign companies at December 31, 2008. Such amount is presented in a shareholders’ equity item as part of the caption “Accumulated other comprehensive income items”.

t) Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2008 and 2009, advertising expenses aggregated to Ps. 7,175,663, Ps. 8,520,506 and Ps. 9,932,119, respectively.

u) Comprehensive income

Comprehensive income consists of the net income for the year plus the following items that are reflected directly in shareholders’ equity: the effect of translation of financial statements of foreign entities, the effect of current year deferred taxes, and other items different from net income.

At December 31, 2008 and 2009, an analysis of accumulated other comprehensive income items other than net income is as follows:

	2008	2009
Effect of translation of foreign entities	Ps. 21,814,383	35,051,170
Deferred taxes	(2,825,486)	(10,268,897)

	Ps. 18,988,897	Ps. 24,782,273

v) Earnings per share

The Company determined earnings per share by dividing net majority income by the weighted average number of shares issued and outstanding during the period. In determining the weighted average number of shares issued and outstanding, shares acquired by repurchases by the Company have been excluded.

w) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

x) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, financial leases and accounts payable. The Company has other financial assets, such as accounts receivable, prepaid expenses and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. To reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company relies on several key suppliers. Approximately 21%, 32% and 31% of the Company’s aggregate interconnection expenditures for the years ended December 31, 2007, 2008 and 2009, respectively, represented services rendered by one supplier; approximately 75%, 70% and 66%, respectively, of the aggregate cost of cellular telephone equipment for such periods represented purchases from three suppliers; and approximately 58%, 54% and 39%, respectively, of telephone plant purchases were made from two suppliers. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

y) Derivative financial instruments

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, since the Company has not formally documented the hedging relationship, it does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

z) Statement of income presentation

Costs and expenses in the Company’s income statement are presented on a combined basis between their nature and function, which allows operating income levels to be shown, since such classification allows the captions to be compared with other companies in the Telecommunications industry.

The “Operating income” caption is shown in the statement of income since it is an important indicator used for evaluating the Company’s operating results. Operating income consists of ordinary revenues and operating costs and expenses and thus excludes other income (expenses), net. This presentation is comparable to the one used in the financial statements at and for the years ended December 31, 2007 and 2008.

z.1) Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statements of cash flows for the years ended December 31, 2008 and 2009 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position that is presented for the year ended December 31, 2007.

z.2) Operating segments

Segment information is prepared based on information used by the Company in its decision-making processes based on the geographical areas in which América Móvil operates.

z.3) New accounting pronouncements that became effective in 2009

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaced Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this standard: (i) requires that the total net assets acquired and consideration paid to be valued at fair value; and (ii) requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity. As a result of this change, it was clarified that goodwill must be determined for both the controlling (majority) interest and the non-controlling (minority) interest, the latter of which must be valued at fair value.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which requires such transactions, without exception, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

Finally, Mexican FRS B-7 also clarifies that the recognition of push-down adjustments to the financial statements of the acquired entity is not applicable in Mexico and provides no transitory guidance in this regard.

The Company did not have business acquisitions in 2009, and thus the adoption of this standard had no impact on the Company’s financial statements

Mexican FRS B-8, Consolidated and Combined Financial Statements

Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

The most important amendments, changes or additions to this standard are as follows:

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

This standard also includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of SIC 12, Consolidation - Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated, irrespective of their business purpose or line of business.

e) This standard establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between shareholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in shareholders’ equity.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements since there was no change in control, the Company has no special purpose entities and did not acquire any subsidiaries.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

Mexican FRS C-7 modifies the guidelines for the accounting recognition of investments in affiliates contained in Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Under the new standard, significant influence is considered to exist when an entity holds an equity interest of more than 10% in the case of publicly traded entities, and 25% in the case of unlisted entities. This standard establishes that in determining the existence of control, any potential exercisable or convertible voting rights held must be taken into account. Mexican FRS C-7 establishes the guidelines for determining the existence of significant influence in the case of SPEs and provides a specific procedure for recognizing the accumulated losses incurred by affiliates.

This standard requires the financial statements of affiliates to be prepared under the same Mexican FRS as those of the controlling company, which eliminates the possibility of recognizing the equity interest in regulated affiliates using financial statements prepared under the specific accounting standards for their sectors.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Mexican FRS C-8, Intangible Assets

This standard replaces Mexican accounting Bulletin C-8, Intangible Assets, for fiscal years beginning on January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

The most important new accounting pronouncements that will become effective in 2010 are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The principal changes compared to the old Mexican accounting Bulletin C-1 are as follows:

a) Under this standard, cash and cash equivalents are required to be grouped together.

b) Mexican FRS C-1 establishes that restricted cash and cash equivalents must be presented in the cash and cash equivalents caption in the statement of financial position, rather than separately.

c) This standard substitutes the term “short-term demand investments” with the new term “liquid demand investments”.

d) Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realizable value, nominal value and fair value.

The Company does not believe that the adoption of this new accounting standard will have a material effect on the valuation of its cash and cash equivalents and that it will only give rise to changes in the names of certain items.

The most important new accounting pronouncements that will become effective in 2011 are as follow:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed - Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic regions, customers and suppliers.

Business risks - In identifying operating segments, this standard does not require that different areas of the business necessarily be subject to different risks.

Segments in the pre-operating stage - Under Mexican FRS B-5, the different areas of a business in its pre-operating stage may be classified as operating segments.

Disclosure of financial results - This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities - Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 will replace Mexican accounting Bulletin B-9.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position

•	Condensed income statement or statement of activities, as applicable

•	Condensed statement of changes in shareholders’ equity

•	Condensed statement of cash flows

•	Notes to financial statements with select disclosures

Mexican FRS B-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

International Financial Reporting Standards Adoption

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. The Company plans to begin reporting financial statements in IFRS no later than 2012.

z.4) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 and 2009 financial statements

		As originally issued 2007	Reclassification	As reclassified 2007
Statement of income:
Depreciation and amortization	(1)	Ps.40,818,281	Ps.(412,263)	Ps.40,406,018
Commercial, administrative and general expenses	(1)	53,193,145	412,263	53,605,408

(1)	Reclassification of amortization of prepaid expenses in 2007

z.5) Convenience translation

U.S. dollar amounts as of December 31, 2009 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos as of December 31, 2009, divided by an exchange rate of Ps. 13.059 per dollar, which is the December 31, 2009 exchange rate. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3. Investments in Marketable Securities

At December 31, 2008 and 2009, the Company does not have a marketable securities portfolio.

However, at December 31, 2007, the net unrealized loss on for-trading securities was Ps. 2,441. The net realized gain was Ps. 29,604 and Ps. 19,786 for the years ended December 31, 2007 and 2008, respectively. All such valuation results are recognized in results of operations.

As a result of the loss in the market value of the securities of the issuer U.S. Commercial (USCO), in 2007, the Company recorded an other than temporary loss of Ps. 1,362,900 in its results of operations under the other financing costs, net caption. In December 2007, USCO’s shares were transferred to the Carso Foundation (a related party) as a charitable donation.

4. Accounts Receivable

a) An analysis of accounts receivable is as follows:

	December 31
	2008		2009
Subscribers	Ps.	24,815,416	Ps.	24,289,422
Distributors		10,233,726		13,588,162
Cellular operators for interconnections of networks and other facilities including the “Calling Party Pays” program		9,713,659		10,746,263
Recoverable taxes		9,967,980		10,433,259
Sundry debtors		3,465,030		4,347,480

		58,195,811		63,404,586
Less: Allowance for doubtful accounts of customers, distributors and cellular operators		(5,425,135)		(7,485,602)

Net	Ps.	52,770,676	Ps.	55,918,984

b) An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
Balance at the beginning of the period	Ps.	(4,324,981)	Ps.	(6,044,433)	Ps.	(5,425,135)
Increase through charge to expenses		(4,642,250)		(5,676,033)		(5,700,276)
Applications to the allowance		3,192,832		6,950,478		3,963,895
Effect of translation		(270,034)		(655,147)		(324,086)

Balance at the end of the period	Ps.	(6,044,433)	Ps.	(5,425,135)	Ps.	(7,485,602)

5. Inventories

An analysis of inventories at December 31, 2008 and 2009 is as follows:

	December 31
	2008		2009
Cellular telephones, accessories, cards and other materials	Ps.	33,035,047	Ps.	23,195,148
Less:
Reserve for obsolete and slow-moving inventories		(1,229,905)		(1,659,130)

Total	Ps.	31,805,142	Ps.	21,536,018

6. Other Assets

a) An analysis of other assets at December 31, 2008 and 2009 is as follows:

	December 31
	2008	2009
Current assets:
Prepaid expenses (including advertising, insurance and maintenance)	Ps. 2,353,677	Ps. 2,281,290
Other	286,235	439,693

	Ps. 2,639,912	Ps. 2,720,983

Non-current assets:
Recoverable taxes	Ps. 1,082,370	Ps. 1,982,292
Sale and leaseback of the telephone plant	5,706,564	3,503,068
Advances to related parties for use of fiber optic	748,701	883,102
Prepaid expenses	1,643,352	2,246,343

Total	Ps. 9,180,987	Ps. 8,614,805

From 2003 to 2008, the Company sold part of its telephone plant to unrelated parties for Ps. 7,875,591 and then leased back the plant under financial leaseback agreements. The losses incurred on such transactions are being amortized based on the remaining useful lives of the assets at the time of sale.

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 2,706,612, Ps. 1,618,201 and Ps. 1,968,716, respectively.

7. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Telephone plant and equipment	Ps. 320,141,371	Ps. 371,426,995
Land and buildings	21,148,304	22,268,890
Other assets	39,713,303	51,486,555

	381,002,978	445,182,440
Less: Accumulated depreciation	(204,323,681)	(249,140,213)

Net	176,679,297	196,042,227
Construction in progress and advances to equipment suppliers	30,361,241	28,091,540
Inventories, primarily for use in the construction of the telephone Plant	2,856,282	2,915,242

Total	Ps. 209,896,820	Ps. 227,049,009

b) At December 31, 2008 and 2009, plant, property and equipment include the following assets held under capital leases:

	2008	2009
Assets under capital leases	Ps. 3,046,236	Ps. 2,230,216
Accumulated depreciation	(1,254,925)	(1,046,156)

	Ps. 1,791,311	Ps. 1,184,060

c) Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 31,162,660, Ps. 32,677,429 and Ps. 42,953,356, respectively.

d) Given the speed in which important breakthroughs and changes in telecommunications equipment technology arise, the Company reevaluates periodically the estimated useful life of its telephone plant and adjusts the plant’s remaining useful life accordingly. In 2007, the Company increased the depreciation rate of TDMA technology and certain other assets primarily in Brazil and Colombia. This change in estimate was made to better reflect the technological advances of telecommunications equipment and other operational decisions. The effect of the depreciation rate increase was a Ps. 5,796,000 increase in depreciation for 2007. In 2008 the Company did not change the estimated useful life of its telephone plant.

In 2009, the subsidiary in Brazil prospectively increased the depreciation rate of its GSM telephone plant. Such increase represented an additional charge of Ps. 4,461,748 to depreciation expense for 2009.

e) The most relevant information used in determining the capitalized comprehensive financing cost is as follows:

	2008		2009
Amounts invested during the year in the acquisition of qualifying assets	Ps.	30,700,024	Ps.	29,803,816
Capitalized comprehensive financing cost		7,053,951		1,626,731
Capitalization rate		23%		5%

This amount is amortized over a period of seven years, which is the estimated useful life of the plant.

f) An analysis of the comprehensive financing cost for the year is as follows:

	December 31,
	2007		2008		2009
Total comprehensive financing cost accrued	Ps.	(1,546,061)	Ps.	(20,918,824)	Ps.	(4,608,655)
Capitalized amount		1,158,576		7,053,951		1,626,731

Total comprehensive financing cost	Ps.	(387,485)	Ps.	(13,864,873)	Ps.	(2,981,924)

8. Intangible Assets

An analysis of intangible assets at December 31, 2007, 2008 and 2009 is as follows:

	December 31, 2007
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	35,798,989	Ps.	2,089,815					Ps.	37,888,804
Effect of translation		16,491,301					Ps.	5,468,598		21,959,899
Accumulated amortization		(17,585,259)			Ps.	(5,699,140)				(23,284,399)

Net	Ps.	34,705,031	Ps.	2,089,815	Ps.	(5,699,140)	Ps.	5,468,598	Ps.	36,564,304

Trademarks	Ps.	10,419,154	Ps.	397,597					Ps.	10,816,751
Effect of translation		(716,031)					Ps.	(92,814)		(808,845)
Accumulated amortization		(3,569,146)			Ps.	(837,606)				(4,406,752)

Net	Ps.	6,133,977	Ps.	397,597	Ps.	(837,606)	Ps.	(92,814)	Ps.	5,601,154

Goodwill	Ps.	30,292,697	Ps.	17,649,528					Ps.	47,942,225
Effect of translation		2,179,498					Ps.	366,925		2,546,423
Accumulated amortization		(5,763,776)								(5,763,776)

Net	Ps.	26,708,419	Ps.	17,649,528			Ps.	366,925	Ps.	44,724,872

	December 31, 2008
	Balance at beginning of Year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	37,888,804	Ps.	13,736,514					Ps.	51,625,318
Effect of translation		21,959,899					Ps.	(528,923)		21,430,976
Accumulated amortization		(23,284,399)			Ps.	(6,574,249)				(29,858,648)
Impairment of the year						(98,661)				(98,661)

Net	Ps.	36,564,304	Ps.	13,736,514	Ps.	(6,672,910)	Ps.	(528,923)	Ps.	43,098,985

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(808,845)					Ps.	306,815		(502,030)
Accumulated amortization		(4,406,752)			Ps.	(897,430)				(5,304,182)

Net	Ps.	5,601,154			Ps.	(897,430)	Ps.	306,815	Ps.	5,010,539

Goodwill	Ps.	47,942,225	Ps.	452,302					Ps.	48,394,527
Effect of translation		2,546,423					Ps.	46,877		2,593,300
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year					Ps.	(527,770)				(527,770)

Net	Ps.	44,724,872	Ps.	452,302	Ps.	(527,770)	Ps.	46,877	Ps.	44,696,281

	December 31, 2009
	Balance at beginning of year		Acquisitions		Amortization expense		Effect of translation of foreign subsidiaries, net		Balance at end of year
Licenses	Ps.	51,625,318	Ps.	485					Ps.	51,625,803
Effect of translation		21,430,976					Ps.	6,758,840		28,189,816
Accumulated amortization		(29,858,648)			Ps.	(7,275,779)				(37,134,427)
Impairment of the year		(98,661)								(98,661)

Net	Ps.	43,098,985	Ps.	485	Ps.	(7,275,779)	Ps.	6,758,840	Ps.	42,582,531

Trademarks	Ps.	10,816,751							Ps.	10,816,751
Effect of translation		(502,030)					Ps.	(151,556)		(653,586)
Accumulated amortization		(5,304,182)			Ps.	(884,456)				(6,188,638)

Net	Ps.	5,010,539			Ps.	(884,456)	Ps.	(151,556)	Ps.	3,974,527

Goodwill	Ps.	48,394,527							Ps.	48,394,527
Effect of translation		2,593,300					Ps.	1,108,998		3,702,298
Accumulated amortization		(5,763,776)								(5,763,776)
Impairment of the year		(527,770)								(527,770)

Net	Ps.	44,696,281					Ps.	1,108,998	Ps.	45,805,279

a) A description of the principal changes in the caption licenses at December 31, 2007 and 2008 is as follows:

In May 2008, the Company announced that Conecel had been notified by the Consejo Nacional de Telecomunicaciones de Ecuador that it had accepted Conecel’s proposal and payments terms regarding the license renewal for a period of 15 years. Conecel made an initial fixed payment of US$ 289 million (Ps. 4,003,439) to the Ecuadorian government for the new 15-year concession and will subsequently make payments determined at 3.93% of the gross revenues on the services awarded.

On May 7, 2008, the Company was awarded the bid to provide mobile voice services as well as data and video transmission services (PCS) in Panama. The license obtained by its subsidiary in Panama, Claro Panamá, S.A., grants the right to use and exploit 30 MHz in the 1900 MHz band over a period of 20 years. The amount paid by the Company for such license was US$ 86 million (Ps. 895,626).

The Company acquired a license to operate 20 MHz of additional spectrum in five regions in Brazil and 30 MHz of additional spectrum in six regions in such country. The amount paid by the Company in April 2008 for these new rights aggregated to Ps. 8,830,124 (approximately 1.4 billion Brazilian reais).

For the year ended December 31, 2007:

In March 2007, the Company acquired the shares of Telecomunicaciones de Puerto Rico, Inc. (see Note 9.I)

- In September 2007, the Company was ceded the rights to exploit the 1,895 and 1,970 MHz radio spectrum frequency F sub-bands to operate and provide cellular telephony services in El Salvador. The amount paid by the Company for such licenses was Ps. 177,269.

- In September 2007, the Company acquired a B band license for frequencies between 835 and 894 MHz to operate and provide cellular telephony services in Peru. The amount paid by the Company for such licenses was Ps. 251,965.

c) As a result of certain acquisitions, in 2007, the Company also acquired customer-related intangible assets for Ps. 685,679. These intangible assets are amortized based on their estimated useful lives, which are 5 years.

d) Annual amortization expense associated with licenses and trademarks is expected to be approximately Ps. 7,420,264 each year for the following five years.

9. Investments in Affiliates and Others

An analysis of this caption at December 31, 2008 and 2009 is as follows:

	2008		2009
Investments in:
Associates (Grupo Telvista, S.A. de C.V.)	Ps.	721,044	Ps.	898,871
Other investments		68,568		75,822

Total	Ps.	789,612	Ps.	974,693

I. Investments in subsidiaries

During 2007 and 2008, the Company made a number of investments in subsidiaries which are described as follow:

The Company considered appraisals from independent experts to determine the fair value of the net assets acquired. An analysis of the acquisition price of the net assets acquired per company based on fair values at the acquisition date is as follows:

- 2008 Acquisitions

	Estesa Holding
Current assets	Ps.	44,224
Fixed assets		147,627
Other assets		1,612
Less:
Total liabilities		160,559

Fair value of net assets acquired		32,904
% of equity acquired		100%

Net assets acquired		32,904
Amount paid		485,206

Goodwill generated	Ps.	452,302

a) In August 2008, the Company acquired 100% of the shares of Estesa Holding Corp., a cable television and broadband platform service provider for homes and businesses in Nicaragua. The amount paid for the acquisition was Ps. 485,206 (US$ 47,841). The Company plans to use this acquisition to strengthen its position in the telecommunications market in Central America.

- 2007 Acquisitions

	Telecomunicaciones de Puerto Rico, Inc.		Oceanic Digital Jamaica Limited		Total
Current assets	Ps.	6,611,161	Ps.	160,850	Ps.	6,772,011
Fixed assets		12,086,219		420,641		12,506,860
Licenses		1,318,675		271,995		1,590,670
Trademarks		397,597				397,597
Customer lists and relationships		840,671		—		840,671
Other assets		1,861,055		—		1,861,055
Less:
Total liabilities		19,697,347		174,530		19,871,877

Fair value of net assets acquired		3,418,031		678,956		4,096,987
% of equity acquired		100%		100%

Net assets acquired		3,418,031		678,956		4,096,987
Amount paid		20,946,236		800,279		21,746,515

Goodwill generated	Ps.	17,528,205	Ps.	121,323	Ps.	17,649,528

a) Telecomunicaciones de Puerto Rico

As a result of its expansion in Latin America, on March 30, 2007, the Company announced the acquisition of 100% of the shares of Telecomunicaciones de Puerto Rico, Inc. The shares were acquired from Verizon Communications, the government of Puerto Rico, Banco Popular and the employees of such company, who before the sale respectively held 52%, 28%, 13% and 7% of the total shares at such date. The Company paid Ps. 20,946,236 (US$ 1,890 million after net debt assumed, which was approximately Ps. 4,104,288 (US$ 370,830).

At the time of acquisition, the Company assumed a liability for the new subsidiary’s retirement and post-retirement labor obligations of approximately Ps. 10,216,851 (US$ 934,650).

Telecomunicaciones de Puerto Rico provides telecommunication services, including fixed-line and cellular services in Puerto Rico. Telecomunicaciones de Puerto Rico’s results of operations have been included in the consolidated financial statements as of April 2007. The Company expects the acquisition of Puerto Rico to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

b) Oceanic Digital Jamaica Limited

In November 2007, the Company completed the acquisition of 100% of the shares of Oceanic Digital Jamaica, Ltd. Oceanic Digital Jamaica provides mobile telephone and value added services in the Republic of Jamaica. The amount paid for the acquisition was Ps. 800,279 (US$ 73,648) before net cash of Ps. 15,548 (US$ 1,431). Oceanic Digital Jamaica Limited’s results of operations have been included in the consolidated financial statements as of December 2007. The Company expects the acquisition of Oceanic Digital Jamaica Limited to contribute to the strategy of becoming the leading wireless communication provider in Latin America.

- Other acquisitions

In 2007, the Company paid Ps. 53,184 to acquire non-controlling interest in Guatemala, El Salvador, Nicaragua and Colombia. The book value of such shares was Ps. 46,580, and the difference between the book value and price paid is reflected in shareholders’ equity. As a result of these acquisitions, the Company’s equity interest increased from 99.1% to 99.2% in Guatemala; from 99.3% to 99.5% in Nicaragua; and from 99.2% to 99.4% in Colombia.

- General

The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, other than those already disclosed.

- Unaudited pro forma financial data

The following consolidated pro forma financial data for the years ended December 31, 2007 and 2008 have not been audited and are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of licenses and adjustments related to depreciation of fixed assets of the acquired companies.

The pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the years ended December 31,
	2007	2008
Operating revenues	Ps.315,415,110	Ps.345,849,287
Income from continued operations	58,809,925	60,115,083
Net income	58,809,925	60,115,083
Earnings per share (in Mexican pesos)	1.67	1.76

10. Derivative financial instruments

To protect itself against future increases in interest rates for the servicing of its long-term debt of Ps. 101,741,199, the Company has entered into interest-rate swap contracts in over-the-counter transactions carried out with the same financial institutions from which the Company has obtained unsecured loans, with no collateral and no values given as a guarantee. The weighted average interest rate is 2.14%. The swap floating rate is the three-month London Interbank Offered Rate (LIBOR) and is due every three months, coinciding with the payments of interest.

At December 31, 2008 and 2009, the financial instruments contracted by the Company are as follows:

	Amounts in thousands
	2008				2009
Instrument	Notional amount		Fair value		Notional amount		Fair value
Cross Currency Swaps Swaps Dollar-Peso	US$	610,000	Ps.	(483,916)	US$	146,965	Ps.	(2,699)
Swaps Euro-Peso						€82,000		24,578
Swaps Euro-Dollar						€142,821		106,637
Swaps Yen-Dollar						¥13,000,000		(27,181)
Interest rate swaps and Cross Currency Swaps	US$	350,000		2,371,725		—
Forwards Dollar-Peso	US$	2,700,000		1,237,405	US$	1,965,000		(92,974)

Total			Ps.	3,125,214			Ps.	8,361

With respect to the aforementioned financial instruments, the valuation gain (loss) for the years ended December 31, 2007, 2008 and 2009 aggregated to Ps. 23,851, Ps. 7,497,200 and (Ps. 732,566), respectively, and was included in the statement of income as part of comprehensive result of financing in the Other financing cost (income), net caption.

11. Employee Benefits

The Company’s post-retirement obligations for seniority premiums, pension and retirement plans, and medical services in the countries in which it operates and that have defined benefit and defined contribution plans are as follows:

a) Puerto Rico

Pension plan

In accordance with the provisions of the Employee Retirement Income Security Act issued in 1974, all full-time employees are entitled to a pension plan and the contributions to such plan are deductible for income tax purposes.

This pension plan is comprised of two types of payment:

a)	Life-long or retirement pension to which employees are entitled to when they have reached a certain number of years of service and that is computed by applying certain percentages to the number of years of service and based on the employee’s salary of the last three years.

b)	The payment of an amount that ranges from 9 to 12 months of the employee’s current salary. The number of months (9 to 12) also depends on the years of service.

The benefit costs and obligations, together with the status of the funds and costs related to these post-retirement pension plans at December 31, 2008 and 2009, are as follows:

	2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Projected benefit obligation at beginning of year	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295
Labor cost		309,201		88,392		272,013		79,906
Finance cost on projected benefit obligation		1,121,865		590,121		1,101,802		515,597
Actuarial loss (gain)		(253,748)		735,942		777,985		(615,052)
Other amended plans				31,964		(824,304)		(269,662)
Payments from trust fund		(1,264,234)		(422,138)		(1,418,253)		(454,064)
Effect of translation		3,748,496		1,757,020		(785,015)		(353,354)

Projected benefit obligation at end of year	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666

Changes in plan assets:
Established fund at beginning of year	Ps.	13,526,767			Ps.	14,959,431
Effect of business acquisition		—
Actual return on plan assets		(807,465)				693,221
Employee contributions		69,221	Ps.	422,138		121,916	Ps.	438,890
Payments from trust fund		(1,264,234)		(422,138)		(1,418,266)		(438,890)
Effect of translation		3,435,142				(450,999)

Established fund at end of year	Ps.	14,959,431	Ps.	—	Ps.	13,905,303	Ps.	—

Unfunded labor obligation	Ps.	(3,945,559)	Ps.	(9,926,295)	Ps	(4,123,915)	Ps.	(8,829,666)
Unrecognized actuarial loss (gain)		1,933,608		644,843		2,474,363		(263,851)

Accrued labor obligation	Ps.	(2,011,951)	Ps.	(9,281,452)	Ps.	(1,649,552)	Ps.	(9,093,517)

Net period cost

The net period cost at December 31, 2007, 2008 and 2009 is comprised of the following elements:

	2007				2008				2009
	Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits		Pensions and sum of benefits		Post-retirement benefits
Labor cost	Ps.	184,291	Ps.	57,113	Ps.	309,201	Ps.	88,392	Ps.	272,013	Ps.	79,906
Finance cost on projected benefit obligation		670,336		322,672		1,121,865		590,121		1,101,802		515,597
Projected return on plan assets		(779,532)		(9,334)		(1,382,477)		(15,136)		(1,184,295)		(34,334)

	Ps.	75,095	Ps.	370,451	Ps.	48,589	Ps.	663,377	Ps.	189,520	Ps.	561,169

	2007				2008				2009
Projected benefit obligation	Ps.	15,243,410	Ps.	7,144,994	Ps.	18,904,990	Ps.	9,926,295	Ps.	18,029,218	Ps.	8,829,666
Accumulated benefit obligation		13,953,983		7,144,994		17,542,843		9,926,295		17,809,050		8,829,666
Fair value of plan assets		13,526,767		—		14,959,943		—		13,905,303		—

The unrecognized net actuarial loss of Ps. 2,578,451 for 2008 derives from: i) changes in actuarial assumptions primarily due to changes in the rates of return on assets; and ii) experience adjustments.

Actuarial assumption

The average rates used to determine the net period cost for 2007, 2008 and 2009 are as follows:

	2007	2008	2009
Discount rate	6.25%	6.25%	6.25%
Expected rate of return	8.5%	8.5%	8.5%
Rate of future salary increases	4.00%	4.00%	4.00%

The average rates and other actuarial assumptions used in determining post-retirement obligations for medical services and others are as follows:

	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.0%	6.90%
Cost percentage due to death	5.0%	5.0%	4.5%
Year to which this level will be maintained	2010	2010	2021

The average rates and other actuarial assumptions used to determine the net period cost of post-retirement obligations are as follows:

	Post-retirement benefits
	2007	2008	2009
Cost percentage of increase in health care for the following year	8.5%	7.00%	5.8%
Cost percentage due to death	5.00%	5.00%	5.0%
Year to which this level will be maintained	2010	2010	2021

The projected return on plan assets is as follows:

	Projected return
	2007	2008	2009
Equity instruments	9.6%	7.8%	5.1%
Debt instruments	5.4%	4.4%	6.3%
Cash and equivalents	4.3%	4.2%	2.6%

Plan assets

The Company invests its plan assets at the following percentages:

	Post-retirement benefits
	2007	2008	2009
Equity instruments	61.0%	2.0%	2.5%
Debt instruments	35.0%	35.0%	41.3%
Cash and cash equivalents	4.0%	63.0%	56.2%

	100.0%	100.0%	100.0%

Cash flows

During 2007, 2008 and 2009, the Company contributed approximately Ps. 1,041,210 (US$ 95,787), Ps. 69,221 (US$ 5,112) and Ps. 121,903 (US$ 9,335), respectively, to the pension plan fund and Ps. 276,686 (US$ 25,454), Ps. 422,138 (US$ 31,181) and Ps. 399,727 (US$ 30,610), respectively, to the post-retirement obligations fund. In accordance with current regulations, during 2010, the Company expects to contribute approximately Ps. 615,468 to the pension plan fund and Ps. 464,816 to the post-retirement obligations fund.

Estimated future payments

An analysis of the payments for labor obligations the Company expects to make in succeeding years is as follows:

	Pensions and sum of benefits		Post-retirement benefits
2010	Ps.	1,280,458	Ps.	479,646
2011		1,271,800		516,237
2012		1,259,394		548,988
2013		1,248,568		579,819
2014		1,264,735		610,703
2015-2019		6,800,187		3,440,706

An analysis of future payments for medicines is as follows:

	Post-retirement benefits
2010	Ps.	14,822
2011		17,094
2012		19,928
2013		23,062
2014		26,470
2015-2019		175,496

c) For Mexico and Ecuador, the net period cost in 2007, 2008 and 2009 is Ps. 3,819, Ps. 15,493 and Ps. 15,939, respectively, for Mexico and Ps. 6,730, Ps. 7,177 and Ps. 13,077, respectively, for Ecuador. The balance of labor obligations at December 31, 2008 and 2009 is Ps. 19,101 and Ps. 22,177, respectively, for Mexico and Ps. 46,143 and Ps. 57,027, respectively, for Ecuador.

d) In Mexico, Ecuador and Peru, the Company is legally required to pay employee profit sharing, in addition to the compensation and benefits to which employees are contractually entitled. The statutory employee profit sharing rate in 2007, 2008 and 2009 was 10% of taxable income in Mexico and Peru and 15% in Ecuador.

e) The total amount charged to results of operations for employee profit sharing in 2007, 2008 and 2009 is Ps. 758,957, Ps. 1,104,461 and Ps. 1,589,588, respectively.

Starting in 2006, employee profit sharing paid to employees is deductible under certain circumstances for income tax purposes in Mexico. For Ecuador, employee profit sharing is deductible from current year income tax. In Mexico, this deduction aggregated to Ps. 305,273 in 2007, Ps. 353,142 in 2008 and Ps. 473,334 in 2009.

12. Accounts Payable and Accrued Liabilities

a) An analysis of accounts payable and accrued liabilities is as follows:

	December 31,
	2008		2009
Suppliers	Ps.	64,086,196	Ps.	62,131,638
Sundry creditors		8,763,642		10,468,068
Interest payable		2,330,624		1,574,996
Accrued expenses and other provisions		13,685,577		20,179,010
Guarantee deposits		1,057,244		1,263,674
Dividend pending payment		944,118		1,469,199

Total	Ps.	90,867,401	Ps.	97,086,585

b) At December 31, 2008 and 2009, an analysis of accrued expenses and other provisions is as follows:

	Balance at December 31, 2007		Effect of translation		Increase for the year						Balance at December 31, 2008
							Payments		Reversals
Direct employee benefits payable	Ps.	1,024,320	Ps.	66,982	Ps.	1,004,203	Ps.	(598,851)	Ps.	(54,201)	Ps.	1,442,453
Office expenses		576,560		748		127,184		(52,162)		(4,133)		648,197
Professional fees		117,952		26,337		460,273		(353,726)				250,836
Retirement of assets		1,319,795		70,210		390,767		(3,455)				1,777,317
Points and loyalty program		868,638		36,449		604,260		(763,883)				745,464
Contingencies		7,217,852		(115,340)		551,959		(551,869)				7,102,602
Value added services		68,658				535,420						604,078
Other provisions		774,151		180,767		183,245		(23,533)				1,114,630

	Ps.	11,967,926	Ps.	266,153	Ps.	3,857,311	Ps.	(2,347,479)	Ps.	(58,334)	Ps.	13,685,577

	Balance at December 31, 2008		Effect of translation		Increase for the year						Balance at December 31, 2009
							Payments		Reversals
Direct employee benefits payable	Ps.	1,442,453	Ps.	225,454	Ps.	1,102,891	Ps.	(845,015)	Ps.	(83,582)	Ps.	1,842,200
Office expenses		648,197		102,398		74,623		(276,670)				548,548
Professional fees		250,836		7,251		340,692		(296,632)		(1,417)		300,730
Retirement of assets		1,777,317		30,794		1,848,499		(174,904)				3,481,706
Points and loyalty program		745,464		14,200		461,152		(362)		(58,017)		1,162,437
Contingencies		7,102,602		1,536,206		3,765,057		(936,393)		(58,817)		11,408,655
Value added services		604,078		3,560		334,259		(267,333)				674,564
Other provisions		1,114,630		(14,051)		52,361		(390,146)		(2,625)		760,169

	Ps.	13,685,577	Ps.	1,905,812	Ps.	7,979,533	Ps.	(3,187,455)	Ps.	(204,458)	Ps.	20,179,010

13. Debt

The Company’s short- and long-term debt consists of the following:

		2008				2009
Currency	Item	Rate	Maturity from 2009 to	Total 2008		Rate	Maturity from 2010 to	Total 2009
U.S. dollars
	Export Credit Agencies “ECA” credits (fixed rate)	2.71% - 3.2%	2010		Ps. 527,508	2.71% - 3.20%	2010		Ps. 169,607
	ECA credits (floating rate)	L + 0.75%	2015		2,707,660	L + 0.75 - L + 1.50%	2019		4,913,714
	Syndicated loans	L + 0.25%	2011		27,076,600
	Fixed-rate senior notes	4.125% - 6.375%	2037		50,517,558	5.0% - 6.375%	2037		51,608,178
	Lines of credit	L + 0.15 - L + 2.5%	2013		4,397,017	L + 5.14%	2013		151,494
	Leases	7.95% -8.75% & L + 2.9% - 3.16%	2012		587,772	7.95% - 8.75% & TPR + 2.0%	2012		157,916

	Subtotal dollars				85,814,115				57,000,909

Euros
	ECA credits (floating rate)	E(4) + 0.70%	2016		4,979,233	E(5) + 0.70%	2016		7,040,726

	Subtotal euros				4,979,233				7,040,726

Mexican pesos
	Lines of credit	TIIE + 0.24%			4,500,000
	Fixed-rate notes	8.11% - 10.45%	2036		20,060,964	4.1% - 9.0%	2036		19,613,149
	Floating-rate notes	Sundry	2013		7,750,000	Sundry	2013		6,750,000
	Commercial paper	8.18% - 8.53%	2009		5,500,000				—

	Subtotal Mexican pesos				37,810,964				26,363,149

Brazilian reais
	Lines of credit	9.25%	2014		1,155,040	8.78% - 9.20%	2017		2,352,034

	Subtotal Brazilian reais				1,155,040				2,352,034
Colombian pesos
	Bonds	CPI + 6.8% - 7.50% and 7.59%	2016		5,430,792	IPC + 6.8% - 7.50% y 7.59%	2016		5,749,270

	Subtotal Colombian pesos				5,430,792				5,749,270

Other currencies
	Bonds	6.41%	2012		538,602	1.489% - 6.406%	2039		4,546,906
	Leases	6.45%	2011		890,254	2.75% - 6.45%	2012		1,133,455
	Lines of credit	Sundry	2012		6,867,448	Sundry	2013		6,722,691

	Subtotal other currencies				8,296,304				12,403,052

	Total debt				143,486,448				110,909,140

	Less: Short-term debt and current portion of long-term debt				26,731,355				9,167,941

	Long-term debt			Ps.	116,755,093			Ps.	101,741,199

(1)	L = LIBOR or London Interbank Offered Rate
(2)	TIIE = Mexican Weighted Interbank Interest Rate
(3)	FTD = Fixed-Term Deposits
(4)	CPI = Consumer price index
(5)	E = Euribor
(6)	RLR = Reference Liability Rate

Except for the fixed-rate senior notes, interest rates on the Company’s debts are subject to variances in international and local rates. The Company’s weighted-average cost of borrowed funds at December 31, 2009 was approximately 5.8% (5.70% in 2008).

Such rate does not include interest, commissions or the reimbursements for Mexican tax withholdings (typically 4.9% of the interest payment) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt at December 31, 2008 and 2009 is as follows:

Debt	2008		2009
Domestic senior notes	Ps.	8,142,073	Ps.	5,038,662
Credit lines drawdowns		10,200,547		1,005,544
Commercial paper		5,500,000
Other loans		270,997		310,547

Total	Ps.	24,113,617	Ps.	6,354,753

Weighted-average interest rate		6.18%		7.61%

An analysis of maturities of the Company’s long-term debt is as follows:

Year	Amount
2011	Ps.	2,454,789
2012		8,943,324
2013		8,623,773
2014		14,516,672
2015		8,065,621
2016 and thereafter		59,137,020

Total	Ps.	101,741,199

Senior Notes - At December 31, 2009, the Company had senior notes issued in U.S. dollars for US$ 3,952 million (Ps. 51,608 million) maturing from 2014 to 2037. The Company also had senior notes issued in Mexican pesos for Ps. 26,363 million maturing in 2010 and 2036. During 2009 América Móvil issued three new senior notes of JPY 13,000 million, US$ 750 million and 4 million Financing Units (FU) in Chile (equivalent to 83,772 million Chilean pesos).

All senior notes issued by the Company are guaranteed by Telcel.

Lines of credit granted or guaranteed by export credit agencies - The Company has medium- and long-term financing programs for the purchase of equipment, whereby certain agencies provide financial support to purchase export equipment from their respective countries. The debt issued under these plans at December 31, 2009 is approximately Ps. 12,124 million.

Domestic senior notes - At December 31, 2009, the domestic senior note debt aggregates to Ps. 13,491 million. In general, these notes bear a fixed or floating interest rate established as a percentage of either the Mexican weighted interbank interest rate (TIIE).

In addition to the above, the Company has two commercial paper programs authorized by the National Banking and Securities Commission (NBSC) for a total amount of Ps. 20,000 million.

General

At December 31, 2009, the Company had a number of bank facilities for approximately Ps. 9,226 million (US$ 707 million). Under all of the facilities, América Móvil and Telcel are the guarantors.

The Company is subject to financial and operating covenants under the loan agreements. In some cases, these covenants limit America Móvil or the guarantor’s ability to: pledge assets, carry out certain types of mergers, sell off all or substantially all of its assets and sell control over Telcel.

The covenants do not restrict the ability of the subsidiaries to pay dividends or make other distributions to the Company. The most restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA not greater than 4 to 1 and a consolidated ratio of EBITDA to interest expense of no less than 2.5 to 1 (based on the terms of the loan agreements). For some of its loans, Telcel is subject to financial covenants similar to those applicable to América Móvil.

A number of the financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change in the Company’s control. At December 31, 2009, the Company has complied with all of the above-mentioned requirements.

At December 31, 2008 and 2009, approximately 87% and 85%, respectively, of the total outstanding consolidated debt is guaranteed by Telcel.

14.	Foreign Currency Position and Transactions

At December 31, 2008 and 2009, América Móvil had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Assets
U.S. dollars	4,138	13.54	4,831	13.06
Quetzal (Guatemala)	1,145	1.74	885	1.56
Brazilian reais	3,158	5.79	2,939	7.5
Colombian peso	941,758	0.006	913,359	0.006
Argentinean peso	1,331	3.92	1,493	3.44
Uruguayan peso	1,126	0.556	521	0.665
Cordoba (Nicaragua)	1,144	0.682	1,097	0.627
Lempira (Honduras)	751	0.712	470	0.686
Chilean peso	128,447	0.02	115,091	0.03
Peruvian sol	415	4.3	327	4.5
Guarani (Paraguay)	203,435	0.003	267,694	0.003
Dominican peso	32,291	0.382	34,059	0.360
Jamaican dollars	4,285	0.169	3,505	0.146
Euro	119,742	18.91	4,493	18.70
Swiss franc	106	12.67	106	12.61

	Foreign currency in millions at December 31
	2008		2009
	Amount	Exchange rate- Mexican peso per currency	Amount	Exchange rate- Mexican peso per currency
Liabilities
U.S. dollars	(11,955)	13.54	(9,443)	13.06
Quetzal (Guatemala)	(2,760)	1.74	(3,687)	1.56
Brazilian reais	(5,642)	5.79	(6,666)	7.50
Colombian peso	(1,839,490)	0.006	(1,958,152)	0.006
Argentinean peso	(2,753)	3.92	(2,701)	3.44
Uruguayan peso	(1,164)	0.556	(375)	0.665
Cordoba (Nicaragua)	(2,066)	0.682	(3,007)	0.627
Lempira (Honduras)	(2,578)	0.712	(3,246)	0.686
Chilean peso	(328,378)	0.02	(307,903)	0.03
Peruvian sol	(1,253)	4.3	(1,236)	4.52
Guarani (Paraguay)	(330,894)	0.003	(322,035)	0.003
Dominican peso	(13,435)	0.382	(10,179)	0.360
Jamaican dollars	(10,908)	0.169	(5,004)	0.146
Euro	(263,766)	18.91	(376,491)	18.70
Yen			(13,000,000)	0.140

At March 31, 2010, the exchange rates were as follows:

Foreign currency	Exchange rate- Mexican peso per currency
U.S. dollars	12.40
Quetzal (Guatemala)	1.57
Brazilian reais	6.93
Colombian peso	0.006
Argentinean peso	3.21
Uruguayan peso	0.64
Cordoba (Nicaragua)	0.60
Lempira (Honduras)	0.67
Chilean peso	0.02
Peruvian sol	4.92
Guarani (Paraguay)	0.0027
Dominican peso	0.34
Euro	16.69
Swiss franc	11.66
Jamaican dollars	0.14

In the years ended December 31, 2007, 2008 and 2009, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the closing exchange rate at December 31, 2007, while for 2008 and 2009 using the average exchange rate.

	U.S. dollars (thousands)
	2007		2008		2009
Net revenues	Ps.	17,131,480	Ps.	19,036,746	Ps.	18,717,023
Operating costs and expenses		14,576,815		16,023,340		16,042,797
Interest income		375,254		470,033		347,444
Interest expense		608,093		711,218		618,258
Other income (expenses), net		(465,427)		258,211		(146,628)

15.	Contingencies and Commitments

a) As of December 31, 2009, the Company has entered into various leases (as a lessee) with related and third parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases generally run from one to fourteen years.

Provided below is an analysis of minimum rent payments due in the next five years. In some cases, amounts are subject to an annual increase based on the NCPI.

At December 31, 2009, the Company had the following commitments under non-cancelable leases:

Year ended December 31,	Capital lease		Operating lease
2010	Ps.	762,458	Ps.	4,314,378
2011		407,219		4,050,849
2012		181,893		3,331,981
2013		—		3,009,501
2014		—		2,130,224
2015 and thereafter		—		3,526,184

Total		1,351,570	Ps.	20,363,117

Less interest		(60,199)

Present value of minimum net rental payments		1,291,371
Less current portion		(716,481)

Long-term obligations	Ps.	574,890

Rent charged to expenses in 2007, 2008 and 2009 aggregated to Ps. 5,052,082, Ps. 6,325,739 and Ps. 8,153,371, respectively.

b) Commitments

At December 31, 2009, some of the Company’s subsidiaries had commitments to acquire equipment for their GSM and 3G networks for up to approximately US$ 7,204 million (approximately Ps. 94,078 million). The estimated completion period for projects in progress ranges from 3 to 6 months, depending on the type of project and the equipment supplier, as well as the type of asset.

c) Contingencies

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued the Company and others in a Connecticut state court in the United States based on an August 2007 transaction where the Company purchased shares of Oceanic Digital Jamaica, Ltd. (“ODJ”) from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately US$15 million (approximately Ps. 195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC – SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action (“State Suit”), NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, inter alia, an order that it receive the approximately

US$15 million placed in escrow. On February 7, 2008, the Company filed a motion to dismiss for (i) lack of personal jurisdiction; and (ii) insufficient service. The motion principally argues that the Company does not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over it. The Company believes it has several other meritorious defenses to NatTel’s claims.

Concurrently with the State Suit, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (“Bankruptcy Court”), against many of the parties in the State Suit, including the Company. The adversary proceeding contains the same allegations as the State Suit.

After the filing of the adversary proceeding in Bankruptcy Court, defendants, excluding the Company, filed a motion in the District Court for the District of Connecticut (“District Court”) to withdraw the reference (“Motion to Withdraw”) of the adversary proceeding, and send those proceedings to the District Court judge who had previously decided a related case against NatTel.

In April 2008, the parties to the State Suit agreed to stay the State Suit pending a decision by the District Court on the Motion to Withdraw. As of the date of the accompanying financial statements, the District Court has yet to decide on the Motion to Withdraw. Accordingly, the State Suit remains stayed.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited (collectively, “Plaintiffs”), filed a suit in the Supreme Court of the State of New York against numerous defendants including the Company, certain of its affiliates, subsidiaries and two members of its Board of Directors (collectively, “Defendants”), asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. Plaintiffs sold a majority of their shares in our Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones, S.A. – Conecel (“Conecel”), to a subsidiary of Teléfonos de México, S.A.B. de C.V. (“Telmex”) in 2000. Telmex’s holdings in Conecel were included in the Company’s spin-off from Telmex in 2000 and remain held by one of its subsidiaries. Plaintiffs kept a minority of the shares of Conecel.

Plaintiffs assert that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares of the Company. Plaintiffs contend in the lawsuit that Defendants wrongfully deprive them of a share exchange and they seek the alleged value of the Company’s shares they claim they would have receive, which Plaintiffs assert amount to over US$900 million (approximately Ps. 11,754 million). Plaintiffs also seek punitive damages. Plaintiffs additionally assert that Defendants purposefully misrepresented the value of Plaintiffs’ minority shares to try to prevent a share exchange. In 2003, Plaintiffs voluntarily sold their minority shares to Defendants, executing comprehensive releases as part of the transactions.

Defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and Defendants appealed. The appellate court stayed the case in the trial court. The appeal is fully briefed and oral argument was held in April 2009.

Defendants believe they have numerous meritorious defenses to Plaintiffs’ claims. In addition to the defenses contained in the motion to dismiss that are issues on appeal, Defendants do not believe that the Company’s spin-off from Telmex triggered the share exchange provision. Moreover, Defendants argue that a plain reading of the provision relating to the potential exchange of shares provides no “right” to a share exchange, but instead only a right to a good faith negotiation for a period of 20 days, for a potential share exchange.

The Company has not made provisions in the accompanying financial statements for this potential liability.

Telcel

Cofeco—Substantial market power investigations

The Mexican Competition Commission (Comisión Federal de Competencia or “Cofeco”) began two substantial market power investigations into certain competitive conditions in the mobile telecommunications market. The first of these, which commenced in December 2007, is a Cofeco initiated investigation into whether one or more cellular operators have substantial market power in the market for termination (interconnection) of calls made as part of the local, national and international “calling party pays” system. Cofeco has issued a preliminary report (dictamen preliminar) finding that each operator, including Radiomóvil Dipsa, S.A de C.V., (“Telcel”), has substantial market power in the market for interconnection to its own network.

Interested parties have the opportunity to submit information for Cofeco’s review before it issues a final report. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final report or whether it will modify its preliminary findings.

The second Cofeco investigation, which commenced in April 2008 was initiated by an alleged Telcel subscriber -who ended up being subscribed to another mobile operator- and is into whether Telcel has substantial market power in the nationwide market for voice services. In this investigation, Cofeco issued a preliminary report (dictamen preliminar) in November 2008 finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación) of the relevant findings of the resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. As a result of the aforesaid proceeding being rejected by Cofecto for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the mentioned administrative proceeding and the issuance, subscription and publication of the resolution which relevant findings where published on February 10, 2010 in the Federation Official Gazette (Diario Oficial de la Federación).

Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. The Company cannot predict what regulatory steps might be taken in response to determinations by Cofeco.

Cofeco—Monopolistic practices investigations

Cofeco currently conducts four separate administrative proceedings against Telcel for alleged monopolistic practices. The first two concern alleged actions by certain distributors of Telcel in relation to the purchase and sale of cellular phones to third parties. The third proceeding concerns to certain exclusivity agreements with some content providers. In each of these investigations, Cofeco has determined that Telcel engaged in anti-competitive behavior, and it has imposed fines totaling Ps. 6.7 million in the aggregate and ordered that the alleged behaviors terminate immediately. Telcel has challenged Cofeco’s determinations and fines in the courts and no final ruling has been issued.

The fourth investigation concerns alleged monopolistic practices in the interconnection market. After having concluded the investigation stage, in October 2008 Cofeco notified Telcel a Writ of Probable Responsibility (Oficio de Probable Responsabilidad) for carrying out monopolistic practices in the commuted termination services relevant market.

Interested parties to this investigation have the opportunity to submit information for Cofeco’s review before it issues a final resolution. Telcel has provided extensive information to Cofeco, and the Company cannot predict when Cofeco will issue a final resolution or whether it will modify the Writ of Probable Responsibility.

Adverse determinations against Telcel in any of these proceedings could result in material fines, penalties or restrictions on our operations. Telcel has not made provisions in its financial statements for these potential liabilities since at the time Telcel’s most recent financial statements were published, the amount of the possible contingency could not be reasonably estimated.

Interconnection Fees

Since 2005, there has been extensive controversy in Mexico concerning the interconnection fees payable by fixed-line operators to mobile operators on fixed-to-mobile calls .The principal stages of the controversy, as they relate to interconnection with Telcel, are summarized below.

•

December 2004 Agreement. In December 2004, most Mexican telecommunications operators agreed on interconnection fees for the years 2005 through 2007. The agreement provided for annual reductions of 10% and it was further contemplated that the reductions would be reflected in the tariffs charged by fixed operators to their customers. The agreed upon interconnection fees were as follows:

January 1, 2005 to December 31, 2005: Ps. 1.71 per minute or part thereof.

January 1, 2006 to December 31, 2006: Ps. 1.54 per minute or part thereof.

January 1, 2007 to December 31, 2007: Ps. 1.34 per minute or part thereof

•

August 2006 Cofetel Resolutions. Axtel, independently, and Avantel and Alestra, jointly, began proceedings with Cofetel to establish the applicable interconnection fees for termination of public commuted traffic under “calling party pays” in local mobile service networks, between them and Telcel.

As a result of the foregoing proceedings (desacuerdos de interconexión), on August 31, 2006, Cofetel issued two resolutions (“Axtel Resolution” and “Avantel/Alestra Resoultion”) establishing local interconnection fees payable by the aforementioned carriers to Telcel for the years 2005 through 2010, as follows: from (i) January 1 to December 31, 2005: Ps. 1.71 per interconnection minutes; (ii) January 1 to September 30, 2006: Ps. 1.54 per interconnection minutes; (iii) October 1, 2006 to December 31, 2007: Ps. 1.23 per interconnection minute; (iv) January 1 to December 31, 2008: Ps. 1.12 per interconnection minute; (v) January 1 to December 31, 2009: Ps. 1.00 per interconnection minute; (vi) January 1 to December 31, 2010: Ps. 0.90. Several of the foregoing fees were lower than the fees Telcel had agreed with other operators. In addition, Cofetel ruled that starting in 2007, interconnection fees would be determined by adding the total seconds of all completed calls rounded to the next minute, rather than by rounding each call to the next minute, before calculating the sum of total network occupation.

In order to mitigate the effects of this change on Telcel, Cofetel authorized Telcel to collect a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to Axtel, Avantel y Alestra. Telcel challenged the Axtel Resolution and the Avantel/Alestra Resolution.

•

August 31, 2006 Avantel/Alestra Resolution. Telcel challenged Cofetel’s August 2006 Avantel and Alestra Resolution on interconnection rates between the aforesaid carriers and Telcel. In November 2009, said challenge was decided ruling that Cofetel is not empowered to add elements to the controversy set forth in the foregoing proceedings (desacuerdos de interconexión) and may not resolve on matters which were not originally requested, for example interconnection fees for the years 2008 to 2010. Consequently, the challenged resolution was declared without effect and Cofetel was ordered to issue a new resolution establishing interconnection fees for the years 2005 to 2007. Notwithstanding the foregoing, the ruling was silent in connection with the analysis and the assessment of several of the acts challenged by Telcel. Accordingly, on December 2009 Telcel challenged the ruling before the competent courts. Likewise, Cofetel challenged the ruling. Avantel adhered to the challenges (recurso de revisión adhesiva).

•

August 31, 2006 Axtel Resolution – December 2007 Judicial Decision and January 2008 Cofetel Resolution – Telcel began a judicial proceeding (juicio de amparo) challenging the Axtel Resolution on interconnection rates between Axtel and Telcel. In December 2007, the district court invalidated the Axtel Resolution in its entirety and directed Cofetel to issue a new resolution covering solely the periods from 2005 through 2007. In January 2008, as directed by the court, Cofetel issued a resolution establishing interconnection rates between Telcel and Axtel for the periods from 2005 through 2007 on the same terms as Cofetel’s August 2006 resolution. Telcel challenged this resolution as to the rates applicable for the aforementioned period. The ruling on the foregoing challenge was ruled adversely for Telcel in October 2009 arguing that, among others, the model used by Cofetel to calculate interconnection fees is appropriate; accordingly, the judge determined that the interconnection fees resulting from Cofetel’s model should be: (i) Ps. 0.71 for 2005; (ii) Ps. 0.74 for 2006; and (iii) Ps. 0.78 for 2007. Telcel challenged (recurso de revisión) the mentioned ruling arguing that although it may be true that the method used by Cofetel is appropriate, it is also true that the results obtained by the judge are absolutely erroneous, since Cofetel did not use real and updated information while implementing their method, thus resulting in an incorrect outcome. Likewise, Cofetel challenged the ruling. Axtel adhered to the challenges (recurso de revisión adhesiva).

•

December 2006 Agreements. In the fourth quarter of 2006, most industry operators, other than Axtel and Avantel, agreed on interconnection fees payable for termination services for local and long-distance (national and international) calls in mobile networks under the “calling party pays” system for the years 2005 through 2010. These agreements contemplated continued reductions in fees, as follows: (i) 2005: Ps. 1.71 per interconnection minute; (ii) 2006: Ps. 1.54 per interconnection minute; (iii) 2007: Ps. 1.34 per interconnection minute; (iv) 2008: Ps.1.21 per interconnection minute; (v) 2009: Ps. 1.09 per interconnection minutes; and (vi) 2010: Ps. 1.00 per interconnection minute.

2008 Proceedings Involving Axtel. In December 2007 and March 2008, Axtel initiated proceedings with Cofetel to establish interconnection rates for the years from 2008 through 2011. In May 2008, prior to Cofetel issuing a resolution, Axtel obtained a court order against Cofetel to prevent Cofetel from issuing a resolution on interconnection between Axtel and Telcel. It also filed an administrative review proceeding (recurso de revision), against the alleged negative to act (negativa ficta) of Cofetel with the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”), that permits SCT to review the alleged decision by Cofetel. Axtel contended that Cofetel, by failing to issue a resolution on interconnection between Axtel and Telcel for interconnection fees for 2008 through 2011, had refused to act, and asked SCT to review that refusal.

•	In July 2008 Telcel obtained a court order which prevented SCT from ruling on Axtel’s challenge to Cofetel’s supposed refusal to act on interconnection fees between Axtel and Telcel.

Notwithstanding the foregoing, in September 2008, however, SCT issued a resolution establishing interconnection fees for 2008 through 2011, as follows: (i) 2008: Ps. 0.5465 per interconnection minutes; (ii) 2009: Ps. 0.5060 per interconnection minute; (iii) 2010: Ps. 0.4705 per interconnection minute; and (iv) 2011: Ps. 0.4179 per interconnection minute, based on the assumption that the valuation method consists of adding the actual duration of the calls measured in seconds. These fees are substantially less than the fees agreed upon with the rest of the industry operators. Telcel challenged said resolution and, in October 2008, obtained a court order suspending the effects of it until a final ruling is issued.

•

April 2009 Cofetel Resolution – Avantel Interconnection Disagreement. In April 2009, Cofetel issued a resolution establishing the interconnection fees for 2008 through 2010 applicable between Avantel (a subsidiary of Axtel) and Telcel for termination of public commuted traffic under the “calling party pays” system in Telcel’s mobile network, as follows: (i) 2008: Ps. 1.12 per interconnection minute plus a surcharge of 18% over the total interconnection minutes billed; (ii) 2009: Ps. 1.00 per interconnection minutes plus a surcharge of 10% over the total minutes billed; and (iii) 2010: Ps. 0.90 per interconnection minute without any surcharge, based on the assumption that the valuation method consist of adding the actual duration of the calls measured in seconds and then rounding up to the next minute. In May 2009, Telcel judicially challenged said resolution and a final decision is still pending.

The Company considers that interconnection fees for fixed-to-mobile calls will continue, for a while, to be the subject of litigation and administrative proceedings and the resulting uncertainty. We cannot predict when or how these matters will be resolved, and the competitive and financial effects of any resolution could be complex and difficult to predict. Although the matters in dispute primarily concern one operator, Axtel (and its subsidiary Avantel), if those matters are resolved adversely to us through a final, non-appealable resolution or decision from Cofetel, SCT or the courts, the impact could be material because Telcel would be required to offer to the other operators any more favorable fees it is required to provide, as of the date of said final, non-appealable resolution or decision, to Axtel and/or Avantel. This could materially reduce Telcel’s interconnection revenues in future periods. Also, depending on how the disputes are resolved, there could be contractual claims among Axtel and/or Avantel, and Telcel for reimbursement or payment, as the case maybe, of amounts paid or left unpaid between Telcel and Axtel and/or Avantel in respect to certain time periods from 2005 to 2010.

February 2009 Interconnection Plan

On February 10, 2009, Cofetel published a Fundamental Technical Plan of Interconnection and Inter-operability (Plan Técnico Fundamental de Interconexión e Interoperabilidad or “Plan”). The Plan addresses technical, economical and legal conditions of interconnection. With respect to interconnection fees, the Plan establishes a process for developing an economic model over a relatively brief period and then applying the economic model to determine fees, which, it is suggested, could override the existing fee agreements among operators. The Plan also contemplates asymmetrical and discriminatory treatment for operators with the largest number of access points, including specific technical and legal requirements and different economic, technical and legal conditions from other operators.

At this time, Telcel cannot predict the effects that might result from the implementation of the Plan. They could be substantially different from the potential effects of the regulatory steps described above with respect to fixed-to-mobile interconnection. It is also difficult to anticipate the timetable for implementation of the Plan.

In March 2009, Telcel challenged the Plan in the Mexican courts. In April 2009, Telcel obtained a court order suspending the effects of the Plan as they relate to Telcel pending resolution of its judicial challenge. As of the date of the accompanying financial statements, the challenge remains pending.

Short Message Services (SMS)

Under the terms of its concessions for the 850 megahertz spectrum, Telcel must pay to the Mexican federal government a royalty based on gross revenues from concessioned services. The royalty is levied at rates that vary from region to region and average approximately 6%.

Telcel believes that short message services are value-added services, which are not concessioned services, and that revenues from short message services should not be subject to this royalty.

In related proceedings, Cofetel has ruled that short text messages are subject to the interconnection regulatory regime and that such services do not constitute value-added services. Telcel is currently disputing these issues in an administrative proceeding, but has made provisions in its financial statements for this potential liability.

Trademarks Tax Assessments

On March 3, 2006, the Mexican Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) notified Telcel of an assessment of Ps. 281.7 million (Ps. 155.8 million plus adjustments, fines and late fees) as a result of a tax deduction made by Telcel in 2003 of Ps. 1,267.7 million in connection with royalty payments made to another of our subsidiaries for the use of certain trademarks. In June 2007, the SAT notified us of an additional assessment of Ps. 541.5 million (Ps. 258.5 million plus adjustments, fines and late fees) as a result of a tax deduction made by us in 2003 in connection with the aforementioned royalty payments. The Company and Telcel believe that these deductions were made in accordance with applicable law and have challenged the validity of these assessments.

In December 2007, the SAT notified Telcel of a new assessment of Ps. 453.6 million (Ps. 243.6 million plus adjustments, fines and late fess) in connection with a deduction of advertising expenses made by Telcel in 2004 in the amount of Ps. 1,678.6 million. The SAT is challenging the validity of this deduction, alleging that the deduction is unfounded because Telcel is already paying a royalty for the use of the trademarks. Telcel believes that the SAT’s argument is unfounded and has challenged the assessment in court.

Based on these assessments, the Company expects that the SAT will challenge deductions made during 2005, 2006 and 2007 for royalty payments and/or expenses associated with the trademarks. Telcel has not made specific provisions in its financial statements for these potential liabilities.

Comcel

Voice over IP

In March 2000, the Colombian Industry and Commerce Superintendence (Superintendencia de Industria y Comercio or “SIC”) issued Resolution No. 4954, requiring Comunicación Celular, S.A. (“Comcel”) to pay a fine of approximately US$100 thousand (approximately Ps. 1.3 million) for alleged anti-competitive behavior. In addition to this administrative fine, the SIC ordered Comcel to pay damages to other long distance operators. The long distance operators estimated their damages to be US$70 million (approximately Ps. 904.2 million). Comcel requested an administrative review of the damages decision, which was denied in June 2000. Comcel appealed, and the appeal was rejected in November 2000. Comcel resubmitted the appeal in February 2001. Comcel also filed a special action in court challenging the denial of the administrative review.

Following a series of court proceedings, a Colombian appeals court in June 2002 ordered that Comcel’s February 2001 appeal be granted and that the administrative decision against Comcel be reviewed. After additional proceedings, the Constitutional Court revoked the June 2002 decision and ordered the continuance of the procedure for the determination of damages to the other operators.

In January 2008, SIC determined that Comcel was required to pay the long distance operators approximately US$1.8 million (approximately Ps. 23.5 million, which represents a reduction of approximately 95% of the original amount claimed by the long distance operators). In February 2008, Comcel appealed the SIC’s resolution on the grounds that Comcel had not caused any damage nor it incurred in any liability.

In June 2009, Bogota’s Judicial District Court of Appeals (Tribunal Superior del Distrito Judicial de Bogotá), confirmed SIC’s January 2008 resolution. As a result, Comcel timely paid US$1.8 million fine. As a result of the foregoing, this contingency has been duly terminated.

Distributors

In February 2007, Comcel was notified of an arbitration proceeding initiated against it by Tecnoquímicas, S.A., which was a distributor of prepaid cards of Comcel until July 2006. In the proceeding, the distributor alleges breach of contract and commercial liability on the part of Comcel. Claimant seeks to recover approximately US$35 million (approximately Ps. 457.1 million) from Comcel. On July 13, 2009, the arbitration tribunal decided that Comcel had to pay Tecnoquímicas, S.A., US$13 million (approximately Ps. 169.8 million), which were timely paid by Comcel. As a result of the foregoing, this contingency has been duly terminated.

Dominant position

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia or “CRT”) issued a series of resolutions stating that Comcel has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented on December 4, 2009 and Comcel does not expect them to have a material impact on its business and results of operations in Colombia.

Brazil

Anatel Inflation-Related Adjustments

The Brazilian Federal Communications Commission (Agência Nacional de Telecomunicações or “ANATEL”) has challenged each of Tess, S.A., or “Tess”, and ATL-Telecom Leste, S.A., or “ATL”, regarding the calculation of inflation-related adjustments due under these companies’ concession agreements with ANATEL. Forty percent of the concession price under each of these agreements was due upon execution and 60% was due in three equal annual installments (subject to inflation-related adjustments and interest) beginning in 1999. Both companies have made these concession payments, but ANATEL has rejected the companies’ calculation of the inflation-related adjustments and requested payment of the alleged shortfalls.

The companies have filed declaratory and consignment actions in Brazilian courts seeking resolution of the disputes. The court of first instance ruled against ATL’s filing for declaratory action in October 2001 and ATL’s filing for consignment action in September 2002. Subsequently, ATL filed appeals which are pending. The court of first instance ruled against Tess’ filing for consignment action in June 2003 and against Tess’ filing for declaratory action in February 2009. Tess filed an appeal which is pending. In December 2008, ANATEL charged Tess approximately US$160 million (approximately Ps. 2,089.6 million). Tess filed an appeal and consequently payment has been suspended until the final ruling is issued. In March 2009, ANATEL charged ATL approximately US$100 million (approximately Ps. 1,306 million). ATL filed an appeal and consequently payment has been suspended until the final ruling is issued.

The aggregate contested amounts are approximately US$240 million (approximately Ps. 3,134.4 million) (including potential penalties and interest). On December 31, 2005, both ATL and Tess were merged into BCP, S.A. (“BCP”). In April 2008, BCP changed its name to Claro S.A. (“Claro Brasil”).

Claro Brasil has made specific provisions in its financial statements for these potential liabilities.

BNDESPar

Prior to the acquisition of Telet, S.A. (“Telet”) and Americel, S.A. (“Americel”) by Telecom Americas Limited (“Telecom Americas”), BNDESPar, a subsidiary of BNDES, the Brazilian development bank, had entered into investment and other shareholder agreements with Americel, Telet and certain of their significant shareholders. Under these agreements, BNDESPar had the right, among others, to participate in the sale of shares of Telet and Americel in the event of certain transfers of control, for so long as BNDESPar held 5% of the share of capital in those companies.

In October 2003, Telecom Americas increased the capital of each of Telet and Americel and BNDESPar’s ownership fell below 5% from approximately 20% in each, as it elected not to exercise its preemptive rights. Subsequently, BNDESPar sent official notices to Telet and Americel reserving its rights under the agreements with respect to certain past transfers of shares. In November 2004, BNDESPar filed a lawsuit with the competent court of Rio de Janeiro claiming that BNDESPar is entitled to sell its shares in Telet and Americel to Telecom Americas for approximately US$164 million (approximately Ps. 2,141.8 million). The Company does not believe that BNDESPar has valid grounds for its claims against Telecom Americas. The Company cannot provide assurance, however, that Telecom Americas will ultimately prevail in this dispute. Claro Brasil has not made specific provisions in its financial statements for this potential liability.

Lune Patent Case

A Brazilian company claims that wireless operators in Brazil have infringed its patent over certain caller ID technology. The plaintiff first brought a patent infringement case in a state court in Brasília, Federal Capital of Brazil, against Americel and later brought cases, as part of two separate proceedings, against other 23 defendants. Although the Company believes that the patent does not cover the technology that is used by Americel to provide caller ID services, Americel lost the case at the trial level and on first appeal. After the judgment against Americel was rendered, a federal court in Rio de Janeiro, Brazil, rendered a preliminary injunction decision suspending the effects of the patent, in an action filed by a supplier of caller ID technology. This injunction was later upheld on appeal, and the proceeding for judicial review on the merits of the validity of the patent is in its initial stages.

Americel filed three special appeals against the decision of the state court in Brasília, seeking review at the Superior Court of Justice (which is the highest court in Brazil to decide on questions of federal law) and Supreme Court (the highest court in Brazil to decide on questions of constitutional law). The Court of Appeals has determined that two of Americel’s special appeals will be heard by the Superior Court of Justice. Americel’s request for a special appeal before the Supreme Court was denied. Americel filed a motion requesting the reversal of this decision which is still pending.

The cases against the other operators are currently suspended as a result of the preliminary injunction suspending the effects of the patent. The plaintiff has brought these cases to the same state trial court that heard the case against Americel, but the defendants have requested that the cases be remitted to another court on jurisdictional grounds. The Americel judgment does not bind other state courts or federal courts of Brazil. The Company does not expect that there will be a resolution of these other cases within this year.

In the case against Americel, the plaintiff has requested the court to initiate the necessary proceedings for the execution of judgment. The court has estimated that the award for damages could amount to as much as approximately US$270 million (approximately Ps. 3,526.2 million). In September 2006, the Higher Court of Justice of Brazil unanimously ruled to stay the trial, due to the injunction suspending the validity of the patent in question. In September 2009, Lune filed before the Higher Court of Justice of Brazil a motion to revert the ruling to stay the trial. However, Americel obtained a favorable resolution that maintained the decision to stay the trial until a ruling has been issued in the process held before the federal court in Rio de Janeiro. Lune has challenged said resolution before the Superior Court, but the resolution to stay the trial was unanimously upheld. The Company expects that the trial will remain stayed as long as the patent remains suspended. Furthermore, Americel benefits from a limited contractual indemnity from its equipment suppliers (Nortel Networks) in respect of trademark infringement. The process remains suspended by the Superior Court of Justice. Americel has not made specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against Americel

In December 2005, the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) issued three tax assessments against Americel in respect of withholding income taxes and PIS and COFINS taxes (contributions levied on gross revenue) for 2000 through 2005. As of February 2010, the total amount of the tax assessments was R$ 242 million (approximately Ps. 1,815 million), including R$ 89.9 million (approximately Ps. 673.4 million) of taxes and contributions plus fines and interest. Americel has challenged these assessments, and its challenge is pending before the Brazilian Taxpayers Council (Conselho Administrativo de Recursos Fiscais) in Brasilia. Americel did not make any specific provisions in its financial statements to cover these potential liabilities.

Tax Assessments against ATL

In March 2006, the Brazilian Federal Revenue Service issued two tax assessments against ATL in respect of certain tax credits claimed by ATL and derived from non-cumulative contributions levied on gross income (PIS and COFINS). Under the Brazilian tax legislation, the calculation and payment of PIS and COFINS has two different regimes, the cumulative and non-cumulative regimes. The applicability of a regime depends on the nature of the company and its business sector. The cumulative regime applies to revenues derived from the provision of telecommunications services, while the sale of handsets is taxed under the non-cumulative regime. The non-cumulative regime is based on the value-added concept and allows the taxpayer to claim tax credits corresponding to preceding transactions. ATL (as well as other of the Company’s Brazilian subsidiaries) offsets the tax credit derived from the non-cumulative regime for the sale of handsets (the balance between the purchase and the sale of handsets), against contributions owed under the cumulative regime. The Brazilian Federal Revenue Service is arguing that tax credits derived from the non-cumulative regime may not be used to offset contributions owed under the cumulative regime. The total amount of the tax assessments is approximately R$54.9 million (approximately Ps. 411.8 million), including R$24.1 million (approximately Ps. 180.8 million) of taxes and contributions plus R$30.8 million (approximately Ps. 231 million) of fines and interest. Claro Brasil has challenged these assessments, and the challenge is pending before the Brazilian Taxpayers Council.

On December 31, 2005, ATL was merged into BCP. In April 2008, BCP changed its name to Claro Brasil.

Claro Brasil did not make any specific provisions in its financial statements to cover these potential liabilities.

Conecel

Tax Assessments

During 2008, Conecel filed administrative proceedings before the Ecuadorian Revenue Services (Servicio de Rentas Internas de Ecuador, or the “SRI”), challenging US$127 million (approximately Ps.1,658.6 million) of certain tax assessments notified by the SRI amounting to U.S.$138 million (not including interest and penalties) (approximately Ps. 1,802.3) which related to special consumption (ICE), value-added, income and withholding taxes for the years 2003 to 2006. In March 2008, Conecel paid to the SRI U.S.$14.3 million (approximately Ps. 186.8 million) in respect of the aforesaid tax assessments.

In December 2008, the SRI notified Conecel of a resolution that denied the challenges filed by Conecel against the tax assessments. As a result of the foregoing, on January 15, 2009, Conecel filed a lawsuit before a Tax Court in Guayaquil (Tribunal Distrita de lo Fiscal de Guayaquil) challenging the tax assessments, attaching a bank guarantee of US$12.7 (approximately Ps. 165.9 million), which represented 10% of the contested amount.

In May, 2009, the SRI filed the answer to the complaint. Immediately thereafter, the Tax Court opened the evidentiary stage of the proceedings and summoned the parties to several document exhibition hearings, which took place in Conecel and the SRI. Accountant experts, certified by the parties, were also summoned to the hearings and were responsible for issuing expert opinions as to the document exhibition process. The latest expert opinion was filed before the Tax Court on January 27, 2010.

16. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2008 and 2009 is provided below. All the companies are considered affiliates since América Móvil’s primary shareholders are also either directly or indirectly the controlling shareholders of the related parties.

	December 31
	2008		2009
Due from:
Teléfonos de México, S.A.B. de C.V. and subsidiaries	Ps.	704,038	Ps.	274,481
Telmex Internacional, S.A.B. de C.V.		20,004		25,628
Teléfonos del Noroeste S.A. de C.V.		34,709		92,649
Sanborn Hermanos, S.A.		100,214		62,224
Sears Roebuck de México, S.A. de C.V.		33,845		12,944
Other		159,986		170

Total	Ps.	1,052,796	Ps.	468,096

Due to:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	77,232	Ps.	108,698
Seguros Inbursa, S.A. de C.V.		75,686		114,797
Embratel Participacoes, S.A.		499,303		615,804
Other		270,033		205,856

Total	Ps.	922,254	Ps.	1,045,155

b) América Móvil receives services from several subsidiaries of Grupo Carso, S.A. de C.V.; Grupo Financiero Inbursa, S.A. de C.V. (Inbursa); Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), and Telmex Internacional, S.A.B. de C.V. and subsidiaries (Telmex Internacional). The Company’s transactions with Telmex include, among others, the interconnection of their respective networks and the use of the related party’s facilities, specifically the co-location of switchboard equipment in the facilities owned by Telmex. The Company’s transactions with Inbursa include insurance and bank services, among others.

c) América Móvil has entered into an agreement with AT&T (Major shareholder and related party) to receive consultancy services. In 2008 and 2009, the Company paid US$ 7.5 million (Ps. 101,500 million and Ps. 100,474 million, respectively) for services received.

d) For the years ended December 31, 2007, 2008 and 2009, the Company conducted the following transactions with related parties (mainly with Telmex and Telmex Internacional):

	2007		2008		2009
Revenues:
Calling Party Pays interconnection fees and Others	Ps.	19,702,718	Ps.	19,372,722	Ps.	18,070,319
Costs:
Payments for long-distance, circuits and others		6,891,049		7,049,264		7,217,809
Commercial, administrative and general expenses:
Others, net		896,249		1,202,526		1,327,414
Interest expense, net				(161,798)

e) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex’s antenna and repeater space and has the right to install its interconnection equipment.

f) Claro Chile and Telmex Chile entered into an agreement for the provision of capacity, whereby the latter agrees to provide the former with capacity and infrastructure use over the following 20 years. The amount recorded in results of operations for the years ended December 31, 2007, 2008 and 2009 for this agreement was US$ 222 million (Ps. 2,412,000), US$ 218 million (Ps. 2,951,000) and US$ 265 million (Ps. 3,460,555), respectively.

g) In 2005, Telmex Argentina, a subsidiary of Telmex Internacional, and AMX Argentina (formerly, CTI Móvil) agreed to jointly install a network of fiber optic trunk lines in Argentina approximately 1,943 kilometers in length. The project was completed in 2009 at an approximate cost of Ps. 313,410 (US$ 24 million).

In 2009, AMX Argentina began the construction of approximately 3,100 kilometers of fiber optic transmission lines in southern Argentina. The approximate total cost of this project will be Ps. 502,760 (US$ 39 million). Once the work is finalized, AMX Argentina plans to enter into a 30-year rights of use agreement with Telmex Argentina (subsidiary of Telmex Internacional). Additionally, Telmex Internacional transferred to the Company the rights to use for 15 years the fiber optic ring serving the Buenos Aires metropolitan area (commonly known in Argentina the AMBA), which covers most of the urban links of the greater Buenos Aires area (commonly known in Argentina as Gran Buenos Aires) with an approximate value of Ps. 2,100 (US$ 0.6 million).

h) Claro Telecom (through its operating subsidiaries) and Embratel, a subsidiary of Telmex Internacional, both provide telecommunications services in certain regions of Brazil; consequently, they have significant operating relationships between themselves, mainly the interconnection of their respective networks and the provision of long-distance services by Embratel.

i) In November 2005, Embratel entered into an agreement with Claro Telecom Participacoes to provide trunk line capacity to the operating subsidiaries in Brazil for a period of 20 years. Through this contract, the subsidiaries in Brazil are obligated to pay monthly fees to Embratel of between 4.0 million Brazilian reais and 6.0 million Brazilian reais (approximately Ps. 24.5 million and Ps. 36.8 million, respectively), depending on the number of months that have passed as of the signing of the agreement (fixed capacity in the agreement of 84,608 Gbps).

j) In the normal course of operations, the Company’s subsidiaries in Brazil have entered into lease agreements with Embratel. The total annual rent under such lease agreements is approximately 1.27 million Brazilian reais (approximately Ps. 9.52 million).

k) On December 26, 2006, CICSA Perú S.A., Telmex Peru, S.A. and América Móvil Perú, SAC entered into a turnkey fiber optic network construction contract for approximately US$ 43 million. Such contract has totally been concluded in November 2009.

l) An analysis of employee benefits granted to the Company’s key managers or relevant directors is as follows:

	2007		2008		2009
Short- and long-term direct benefits	Ps.	30,302	Ps.	34,300	Ps.	35,835

During the years ended December 31, 2007, 2008, and 2009, the Company made no termination payments.

m) As mentioned in Note 3 above, in December 2008, the Company’s shares in USCO were donated to Carso Foundation (related party).

17. Shareholders’ Equity

Shares

a) In July 2005, the Company carried out a three-for-one share split of its outstanding shares, as was approved at the extraordinary shareholders’ meeting held on April 27, 2005. As a result, the Company’s capital stock at December 31, 2007, 2008 and 2009 was represented by 34,897,833,852 shares (11,712,316,330 of Series “AA”, 547,508,654 of Series “A” and 22,638,008,877 of Series “L”) for 2007, 33,250,796,049 shares (11,712,316,330 of Series “AA”, 480,036,244 of Series “A” and 21,058,443,475 of Series “L”) for 2008 and 32,283,917,456 shares (11,712,316,330 of Series “AA”, 450,920,648 of Series “A” and 20,120,680,478 of Series “L”) for 2009, with no par value and limited voting rights (“Series L”). Such amounts include the retroactive effect of the split mentioned above and the effect of the merger as mentioned in the next paragraph. These shares represented the Company’s fixed minimum capital at such dates.

b) The Company’s capital stock before the 2006 merger with América Telecomconsisted of a fixed amount of Ps. 402,900 (historical), represented by 48,348,005,796 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the National Securities and Bonding Commission [NSBC]), consisting of: (i) 11,420,301,030 common registered Series “AA” shares, with no par value; (ii) 979,846,541 common registered Series “A” shares, with no par value and; (iii) 35,947,858,245 registered Series “L” shares, with no par value and limited voting rights. All of the above-mentioned shares were fully subscribed and paid in.

c) After the merger, the Company’s capital stock consisted of a fixed amount of Ps. 397,873 (historical), represented by 47,744,862,098 shares (including treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC, consisting of: (i) 11,717,316,330 common registered Series “AA” shares; (ii) 599,818,479 common registered Series “A” shares; (iii) 35,427,727,289 registered Series “L” shares. All of the above-mentioned shares were fully subscribed and paid in.

d) At December 31, 2007, 2008 and 2009, the Company had treasury shares for re-subscription in terms of the Securities Trading Act and the general provisions issued by the NSBC as follows: 12,847,028,246 shares (12,814,643,242 Series “L” and 32,385,004 Series “A”) for 2007, 14,494,066,049 shares (14,460,871,645 Series “L” and 33,194,404 Series “A”) for 2008 and 15,460,944,642 shares (15,423,542,538 Series “L” and 37,402,104 Series “A”) for 2009.

e) Holders of Series “AA” and Series “A” shares have full voting rights. Holders of Series “L” shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters: extension of the term of América Móvil, its voluntary dissolution, a change in its corporate purpose or nationality, transformation of América Móvil from one type of company to another and mergers, as well as the cancellation of the registration of the shares issued by the Company in the National Registry of Securities and Intermediaries and in other foreign stock exchanges, with the exception of valuation systems or other markets not organized as stock exchanges.

The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by foreign investors.

f) In conformity with the Company’s bylaws, Series “AA” shares must represent at all times no less than 20% and no more than 51% of the Company’s capital stock and also must represent at all times no less than 51% of the combined number of common registered shares (with full voting rights represented by Series “AA” and Series “A” shares).

Series “AA” shares may only be subscribed or acquired by Mexican individuals, Mexican corporations and trusts expressly authorized to do so in conformity with the applicable legislation in force. Common “A” shares, which may be freely subscribed, must represent no more than 19.6% of the Company’s capital stock and no more than 49% of its common shares. Common registered shares (with full voting rights represented by Series “AA” and Series “A” shares) may not exceed 51% of the Company’s capital stock. Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of shares outstanding.

Dividends

g) On April 27, 2007, the Company’s stockholders declared a cash dividend of Ps. 0.20 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 6,712,544, payable in full on July 27, 2007 against coupon No. 22 of the titles that represent the Company’s capital stock.

On October 29, 2007, the Company’s stockholders declared a cash dividend of Ps. 1.00 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 35,414,993, payable in full on November 6, 2007 against coupon No. 23 of the titles that represent the Company’s capital stock.

On April 29, 2008, the Company’s stockholders approved payment of a cash dividend of Ps. 0.26 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 8,904,997, payable in full on July 25, 2008 against coupon No. 24 of the titles that represent the Company’s capital stock.

On April 20, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.30 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 9,812,319, payable in full on July 24, 2009 against coupon No. 25 of the titles that represent the Company’s capital stock.

On December 1, 2009, the Company’s stockholders approved payment of a cash dividend of Ps. 0.50 per Series “AA”, “A” and “L” share, for a total distribution of Ps. 16,166,730, payable in full on December 10, 2009 against coupon No. 26 of the titles that represent the Company’s capital stock.

All the information has been adjusted to give effect to the split and the merger; consequently, the information above may not necessarily coincide with the information shown in the Company’s legal records of the dates on which the stockholders’ meetings were held.

The aforementioned dividends were paid from the Net tax profit account (CUFIN) of the Company.

Repurchase of shares

h) During the three-year period ended December 31, 2009, the Company has repurchased shares, as shown below. The amount of the repurchase price in excess of the capital stock represented by the shares was charged to retained earnings:

	No. of shares in millions		Amount in thousands of Mexican pesos				Historical amount in thousands of Mexican pesos[1]
Year	Series L	Series A	Series L		Series A		Series L		Series A
2007	405	0.8	Ps.	12,829,295	Ps.	27,143	Ps.	12,617,400	Ps.	—
2008	1,646	0.8		41,736,011		19,558		41,736,011		19,558
2009	962	4		24,587,700		118,016		24,587,700		118,016

i) In conformity with Article 20 of the Mexican Corporations Act, at least 5% of the Company’s net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

18. Income Tax, Flat Rate Business Tax and Asset Tax

I) Mexico

a) Effective January 2002, the Ministry of Finance and Public Credit authorized América Móvil to consolidate its tax results with those of its Mexican subsidiaries.

Tax consolidation is a legal precept in Mexico that consists of presenting the tax results of all Mexican subsidiaries and the controlling company (América Móvil, as a legal entity) together as a single legal entity.

b) Asset Tax (AT) and Flat Rate Business Tax (FRBT)

Through 2007, the asset tax was payable based on 1.25% of the average value of most assets.

Beginning January 1, 2008, the Flat-Rate Business Tax (FRBT) Law abolished the Asset Tax Law. The FRBT Law establishes a procedure for determining asset tax payable through December 2007, which can be recovered beginning in 2008.

Current-year FRBT is computed by applying the 16.5% (17.0% for 2009) to income determined on the basis of cash flows, net of authorized credits.

FRBT credits result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

c) Corporate income tax rate

i) The corporate income tax rate for 2007, 2008 and 2009 was 28% in Mexico.

ii) An analysis of income tax charged to results of operations for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007		2008		2009
In Mexico:
Current year income tax	Ps.	11,096,983	Ps.	16,358,514	Ps.	17,371,300
Deferred income tax		5,250,377		(361,855)		948,916
Deferred FRBT		117,237		—
Asset tax		1,080,303		—
Effect of decrease in tax rate						(279,837)
Abroad:
Current year income tax		5,617,616		8,594,349		10,303,070
Deferred income tax		(708,249)		(4,702,671)		(6,084,141)

Total	Ps.	22,454,267	Ps.	19,888,337	Ps.	22,259,308

iii) A reconciliation of the statutory corporate income tax rate to the effective tax rate recognized by the Company for financial reporting purposes is as follows:
	Year ended December 31,
	2007		2008		2009
Statutory income tax rate in Mexico		28.0%		28.0%		28.0%
Effect of non-taxable, non-deductible items:
Tax inflation effect		0.4		3.2		1.0
Asset tax		(0.4)				—
Tax benefit from tax consolidation		(1.0)				—
Tax benefit derived from carryforward of tax losses		(1.8)				—
Operations of subsidiaries abroad		(0.9)		(3.2)		(1.0)
Other		0.6		0.3		1.8

Effective tax rate on Mexican operations		24.9		28.3		29.8
Reversal of valuation allowance on NOL’s and temporary differences from Brazil		—		(4.2)		(5.1)
Tax credits realized		—		(1.3)		(1.8)
Revenues and costs of foreign subsidiaries		2.7		(2.2)		(0.5)

Effective income tax rate before effect derived from the recognition of deferred FRBT		27.6		25.0		22.4
Deferred FRBT		0.1		—		—

Effective income tax rate		27.7%		25.0%		22.4%

iv) An analysis of the effects of temporary differences on net deferred tax liabilities is as follows:

	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	1,697,482	Ps.	2,299,510
Other		557,010		892,856
Deferred income		1,719,045		1,760,799
Tax losses		8,544,867		10,776,987

		12,518,404		15,730,152

	December 31,
	2008		2009
Deferred tax liabilities
Fixed assets		(5,468,840)		(5,488,079)
Sale and leaseback		(1,668,061)		(1,470,520)
Inventories		(540,716)		(534,474)
Licenses		(346,387)		(350,230)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)		(3,218,858)
Futures agreements with affiliates		(1,893,720)		(2,829,468)
Royalty advances		(1,630,000)		(3,030,000)
Tax losses from Mexican subsidiaries		(6,574,533)		(8,854,119)
Effect of translation of foreign subsidiaries		(2,825,486)		(10,276,172)
Other		(592,575)		(914,712)

		(25,642,173)		(36,966,632)

Plus:
Valuation allowance		(1,497,306)		(1,325,602)
Other		—		279,837

Total deferred tax liability, net	Ps.	(14,621,075)	Ps.	(22,282,245)

An analysis of the temporary differences that comprise the net deferred tax asset at December 31, 2008 and 2009 is as follows:

	December 31,
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	3,630,658	Ps.	7,514,024
Fixed assets		771,771		791,803
Deferred revenues		46,308		35,300
Other		1,386,356		2,165,169
Tax losses		15,265,167		17,800,092

		21,100,260		28,306,388

Deferred tax liabilities
Sale and leaseback		(41,424)		(25,063)
Licenses		(110,803)		(14,303)
Other		(18,779)		(20,603)

		(171,006)		(59,969)

Less: Valuation allowance		(11,632,887)		(12,337,624)

Total deferred tax asset, net	Ps.	9,296,367	Ps.	15,908,795

At December 31, 2008 and 2009, the table shown above includes the deferred tax asset of TracFone, Enitel and Puerto Rico. The deferred tax asset in Puerto Rico refers to the income tax benefit this subsidiary will enjoy upon settling its labor obligations. Deferred taxes also include an account receivable arising from differences in the book and tax values of the plant and equipment of Comcel in Colombia.

Additionally, there is a deferred income tax asset recognized in Brazil resulting from tax losses obtained at the time of acquisition and subsequent to the acquisition date, as well as other temporary differences. In 2008 and 2009, the valuation allowance related to this deferred income tax asset was reduced, resulting in a credit of Ps. 4,428,593 and Ps. 6,419,448, respectively, to deferred income tax expense.

g) Changes in Mexican tax legislation effective beginning in 2010

On December 7, 2009, the Mexican Congress passed a tax reform bill that includes an increase in the corporate income tax rate from 28% to 30% from 2010 until 2012, which will then decrease to 29% for 2013 and 28% for 2014 and thereafter.

The effect of such change in the income tax rate represented a decrease of Ps. 279,837 in the Company’s deferred income tax liability, since the reversal amount of certain differences in balance sheet accounts for financial and tax reporting purposes was calculated using the 30% statutory rate.

Dividends paid from sources other than the Net taxed profits account (CUFIN) will be subject to the following gross-up or split factors:

Year	Gross-up factor
2009	1.3889
2010 to 2012	1.4286
2013	1.4085
2014 and thereafter	1.3889

Tax consolidation

Additionally, the 2010 Mexican Tax Reform establishes a procedure for a partial or total deconsolidation for certain items that, under the tax consolidation regulations previously permitted under the law, had been deferred from 2004 to date. Such items are as follows:

i)	Tax losses of the controlling company or controlled companies

ii)	Loss on sale of shares issued by controlled companies

iii)	Book dividends paid from sources other than the CUFIN

iv)	Adjustments from changes in equity interest percentages

v)	As of 2010, the deferred-payment procedure must include the difference in CUFIN between the controlled companies and the controlling company.

The payment schedule for aforementioned items in the case of a partial deconsolidation would be remitted as follows depending on the year in which the original tax benefit was taken in the tax consolidation:

Year	Portion to be remitted
2010	25%
2011	25%
2012	20%
2013	15%
2014	15%

The Company’s deferred tax consolidation items are represented primarily by tax losses that were previously benefited in the Company’s tax consolidation but that now should be remitted. These amounts may now be carried forward on an individual basis by the individual companies for a period of ten years. Such amounts are presented in the deferred tax table above, with retrospective disclosure for comparable amounts in the prior year.

h) At December 31, 2009, the balance of the Company’s Restated contributed capital account (CUCA) and Net tax profit account (CUFIN) aggregated Ps. 105,262,200 and Ps. 3,758,442, respectively.

II) Subsidiaries abroad

a) Net income

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regime of each country. An analysis of the aggregate pretax income and aggregate tax provisions of these subsidiaries in 2007, 2008 and 2009 is as follows:

	December 31,
Item	2007		2008		2009
Aggregate pretax income	Ps.	22,894,721	Ps.	21,354,353	Ps.	45,150,209
Aggregate tax provisions, including deferred taxes		4,909,367		3,891,678		4,218,929

b) Tax losses

At December 31, 2009, América Móvil’s foreign subsidiaries had available tax loss carryforwards as follows:

Country	Available tax loss carryforward at December 31, 2009		Future tax benefit
Chile	Ps.	11,310,990	Ps.	1,922,868
Brazil		50,051,386		17,517,985
México		31,621,853		8,854,119
Puerto Rico		773,223		270,628
USA		32,797		11,479

Total	Ps.	93,790,249	Ps.	28,577,079

The significant tax loss carryforwards in the different foreign countries in which the Company operates have the following expiration dates and characteristics:

i) In Brazil, tax loss carryforwards do not expire; however, the carryforward amount that may be utilized in each year may not exceed 30% of the tax base for such year, so that in the year on which taxable income is generated, the effective tax rate is 25% rather than the 34% corporate rate.

ii) In Chile, the tax loss carryforwards have no expiration date. The corporate tax rate is 17%; therefore, at the time tax losses are incurred taxpayers may enjoy a maximum 17% benefit of the amount of the loss.

19. Segments

América Móvil operates primarily in one operating segment (cellular services); however, as mentioned in Note 1 above, the Company has international telecommunications operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, the Dominican Republic, Puerto Rico, Jamaica, and Panama. The accounting policies for the segments are the same as those described in Note 2.

Company’s management analyzes the financial and operating information by geographical segment. However, the information for significant countries, whose revenues aggregates more than 10% of consolidated revenues and more than 10% of consolidated assets, is presented separately.

	Mexico (1)	Brazil	Southern Cone (2)	Colombia and Panama	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Dominican Republic	Eliminations	Consolidated total
December 31, 2007
Operating revenues	144,895,069	58,304,614	27,236,872	29,614,027	16,210,004	16,917,573	15,603,705	9,779,538	10,990,058	(17,971,698)	311,579,762
Depreciation and amortization	7,661,902	13,970,397	2,664,336	6,841,611	1,930,027	3,837,280	282,504	1,982,504	1,235,457		40,406,018
Operating income	59,160,330	607,980	2,690,863	7,616,334	3,724,817	4,697,885	1,503,392	1,331,978	3,945,926	(85,167)	85,194,338
Interest expense	6,804,449	1,012,354	728,647	575,174	208,798	185,594		212,407	64	(2,030,520)	7,696,967
Segment assets	571,661,701	95,359,385	32,281,803	40,697,444	21,629,821	34,747,392	6,710,313	20,095,070	33,059,612	(507,121,226)	349,121,315
Plant, property and equipment, net	32,390,036	42,547,172	19,112,976	20,474,373	9,549,744	20,512,204	571,199	12,660,352	9,265,850	—	167,083,906
Goodwill, net	—	—	588,636	3,715,153	3,474,354	5,006,284	781,201	17,649,531	13,509,713	—	44,724,872
Trademarks, net	—	2,209,526	978,550	1,124,645	195	671,561	—	328,495	288,182	—	5,601,154
Licenses, net	4,989,973	23,284,334	1,686,476	2,455,911	1,437,380	1,118,672	—	1,591,558	—	—	36,564,304
December 31, 2008
Operating revenues	166,582,112	70,484,150	30,541,276	32,621,989	20,217,826	16,051,352	16,545,768	12,883,853	11,240,768	(31,514,186)	345,654,908
Depreciation and amortization	9,164,283	15,101,006	3,043,500	4,223,943	1,862,316	4,216,965	312,134	2,490,675	1,352,487		41,767,309
Operating income	60,911,024	1,584,203	5,701,590	10,911,635	5,284,123	3,072,735	943,099	1,611,954	3,373,114	2,152,670	95,546,147
Interest expense	8,880,448	1,125,054	533,162	599,818	289,439	340,366	179	113,273	52	(2,931,229)	8,950,562
Segment assets	729,196,475	104,288,579	42,051,725	54,579,734	35,066,903	47,566,628	9,993,465	27,838,108	39,816,155	(654,942,303)	435,455,470
Plant, property and equipment, net	40,100,016	47,003,912	23,942,465	23,849,740	13,075,185	29,792,843	684,644	17,871,323	13,576,692	—	209,896,820
Goodwill, net			575,985	4,156,145	3,843,755	4,657,139	781,201	17,614,553	13,067,503	—	44,696,281
Trademarks, net		1,753,208	847,843	960,133	141	697,252	—	400,742	351,220	—	5,010,539
Licenses, net	4,496,065	24,987,341	1,617,912	3,492,207	5,431,289	1,175,155	—	1,899,017	—	—	43,098,985
December 31, 2009
Operating revenues	171,338,315	82,300,043	37,134,845	37,031,154	26,087,222	18,136,936	22,856,621	14,779,556	14,249,533	(29,203,194)	394,711,031
Depreciation and amortization	10,612,448	18,503,915	3,589,028	6,212,512	2,777,377	5,991,156	385,210	3,110,293	1,900,368		53,082,307
Operating income	66,956,926	1,367,578	7,577,580	11,852,749	7,668,006	1,935,719	956,112	361,472	3,891,136	1,641,678	104,208,955
Interest expense	7,514,531	1,662,272	377,327	536,275	635,370	423,766		58,730		(3,797,957)	7,410,314
Segment assets	825,120,225	139,554,893	43,608,175	57,077,379	37,805,040	39,002,035	9,816,822	26,853,227	39,870,958	(765,700,793)	453,007,961
Plant, property and equipment, net	39,776,646	61,517,942	25,583,969	27,960,767	13,888,045	27,156,572	673,774	17,674,928	12,816,366		227,049,009
Goodwill, net			589,017	4,378,428	3,675,875	4,609,315	781,201	17,584,720	14,186,723		45,805,279
Trademarks, net		1,296,921	670,376	795,621	54	538,041		339,690	333,824		3,974,527
Licenses, net	4,002,012	26,434,667	1,621,484	1,868,826	4,979,917	2,024,032		1,651,593			42,582,531

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, El Salvador, Honduras, and Nicaragua
(5)	Excludes Puerto Rico
(6)	Caribbean includes Puerto Rico and Jamaica

20. Subsequent Events

a) On January 13, 2010, the Company announced that it will launch a tender offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) for the exchange of the shares they hold in Telecom for shares in América Móvil. The exchange ratio would be 2.0474 to 1, which means that the shareholders of Telecom would receive 2.0474 shares of América Móvil per each share of Telecom

Should this offer be accepted by the shareholders of Telecom, América Móvil would indirectly acquire 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”) and 60.7% of the shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). At December 31, 2009, the net debt of Telecom was approximately Ps. 22,017 million. América Móvil also announced that it will make an offer to the shareholders of Telmex Internacional for the exchange or purchase of shares in Telmex Internacional not already owned by Telecom (39.3%). The exchange ratio would be 0.373 per share of América Móvil share per share of Telmex Internacional or, if paid in cash, the purchase price would be Ps. 11.66 per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered. These transactions were approved by the Board of Directors of América Móvil on January 13, 2010.

On February 11, 2010, the Comisión Federal de Competencia Económica (“Mexican Federal Antitrust Commission” or “COFECO”) approved these transactions through a resolution that confirms that the transaction would represent a corporate restructuring that would have no bearing whatsoever on the structure of the markets in which the companies involved do business.

The completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

b) On March 4, 2010, the Company issued Domestic Senior Notes based on the program that was authorized by the National Banking and Securities Commission and is registered under the number 2723-4.15-2008-006 in the National Securities Register.

The issuance was for an amount of Ps. 14,881,331, in three tranches, one for Ps. 4,600,000, with a maturity in February 2015, at an interest rate of 5.32%; the second tranche was issued in Investment Units (IU) that amounted to 743,487,900 (IU) (Ps. 3,281,331), with a maturity in February 2020, at an interest rate of 4.4% and the last tranche amounted to Ps. 7,000,000, with a maturity in February 2025, at an interest rate of 8.6%.

c) On March 9, 2010, the Company announced in its Board of Directors meeting that they decided to submit to the Ordinary General Shareholders’ Meeting to be held on or before April 30, 2010, a proposal to make a payment of a cash dividend from the consolidated net profit tax account of Ps. 0.32 (thirty two peso cents), payable in a single installment, to each of the series of shares “AA”, “A” and “L” that represent the capital stock of AMX (which includes the preferred dividend correspondent to the series “L” shares) and to increase in Ps. 50,000 million the outstanding amount to repurchase shares in accordance with article 56 of the Securities Market Law.

d) On March 23, 2010, the Company issued Senior Notes for an amount of US$ 4,000 million, in three tranches, one for US$ 750,000, with a maturity in March 2015, at an interest rate of 3.625%; the second tranche amounted to US$ 2,000,000, with a maturity in March 2020, at an interest rate of 5.0% and the last tranche amounted to US$ 1,250,000, with a maturity in March 2040, at an interest rate of 6.125%. The Senior Notes require registration with the SEC, which is expected to take place in the coming months.

21. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”).

As previously described in Note 2 f), effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the restated amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2009 and 2008, are presented in the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 21 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), except for the methodology for restatement of imported telephone plant, because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total shareholders’ equity and cash flows provided by operating, investing and financing activities.

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (“ASC”) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source.

Statement of Income Information

Cost of sales and services, as shown in the statement of income, includes cost of sales of telephone equipment in the amount of Ps. 69,979,814, Ps. 75,116,949 and Ps. 76,187,077, for the years ended December 31, 2007, 2008 and 2009, respectively.

Cash Flow Information

As described in Note 2 z.1), the Company adopted Mexican FRS B-2, Statement of cash flows, on January 1, 2008. The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2008 and 2009 comply with International Accounting Standard (“IAS”) No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board (“IASB”). Therefore, no separate US GAAP statements of cash flow are presented for 2008 and 2009.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the consolidated statement of changes in financial position in accordance with Bulletin B-12, as described in Note 2 z.1). The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

ASC No. 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	For the year ended December 31, 2007
Operating activities
Net income	Ps.	55,419,072
Labor cost		456,095
Depreciation		34,659,674
Amortization		7,543,563
Amortization of loss of sale and lease back		1,572,397
Deferred taxes		4,579,073
Monetary effect		(5,181,140)
Equity in results of affiliates and non-controlling interest		52,201

Loss on sale of fixed assets
Effect of exchange rate differences on debt		(4,319)
Other than temporary loss on marketable securities		1,384,418
Trading securities		1,499,381
Change in operating assets and liabilities		(6,465,306)

Cash provided by operating activities		95,515,109

Financing activities:
New loans		33,287,331
Repayment of loans		(46,008,892)
Purchase of Company’s own shares		(12,856,438)
Cash dividends paid		(41,785,556)

Cash used in financing activities		(67,363,555)

	For the year ended December 31, 2007
Investing activities:
Investment in plant property and equipment		(38,090,643)
Investment in trademarks		26,811
Investment in licenses		(454,005)
Acquisitions, net of cash acquired		(19,464,035)
Investment in securities available-for-sale		(789,100)
Investment in subsidiaries and affiliated companies		42,130
Non-controlling interest		(160,257)

Cash used in investing activities		(58,889,099)

Effect of inflation accounting		(248,092)
Net decrease in cash and cash equivalents		(30,985,637)

Cash and cash equivalents at beginning of year		42,957,756

Cash and cash equivalents at end of year	Ps.	11,972,119

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	For the year ended December 31, 2007
Interest paid, net of capitalized interest	Ps.	4,873,123
Income tax paid		25,225,647
Employee profit sharing paid		232,402

Cash flow from sales of trading securities during 2007 was Ps. 1,499,382. Cash flow from purchases of available-for-sale securities during 2007 was Ps. 789,100.

Capitalized Interest

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the useful lives of the related assets. The amount of the capitalized interest for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, the Company commenced capitalizing comprehensive cost of financing on assets under construction (whose construction started on or after January 1 2007), which include interest expense, monetary gains directly associated with borrowings (when operating in an inflationary environment) and, in the case of borrowings denominated in a foreign currency, foreign currency exchange gains (losses).

The reconciling item for 2007 includes the reversal of the monetary gain and foreign exchange results capitalized under Mexican FRS, related to borrowings denominated in foreign currencies and corresponding depreciation. In 2008 and 2009, the reconciling item corresponds to the reversal of foreign exchange gain (loss) capitalized under Mexican FRS, related to borrowings denominated in foreign currencies, as well as the depreciation effect of these differences in prior years.

Valuation of Plant, Property and Equipment

Through December 31, 2007, for Mexican FRS purposes, plant, property and equipment of non-Mexican origin were restated based on the rate of inflation in the respective country of origin at the prevailing exchange rate at the balance sheet date (specific-indexation method), while plant, property and equipment of domestic origin were restated based on the NCPI.

The alternate restatement method allowed up to December 31, 2007 by Bulletin B-10, which was the one adopted in 1997 by the Company, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this adjustment, plant, property and equipment and shareholders’ equity increased by Ps. 4,923,748 as of December 31, 2008 and Ps. 2,563,127 as of December 31, 2009 and depreciation expense increased by Ps. 3,072,871, Ps. 2,668,181 and Ps. 2,360,622, in 2007, 2008 and 2009, respectively.

Deferred Income Tax and Deferred Employee Profit Sharing

As mentioned in Note 2 s), under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC No. 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under US GAAP is determined following the guidelines of ASC No. 740.

Under Mexican FRS, employee profit sharing is presented as Other expenses, net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

As described in Note 2 r), under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740.

Under Mexican FRS B-15, entities must recognize deferred tax consequences attributable to the effect of translation of foreign entities following the guidelines of MFRS D-4. However under US GAAP, deferred tax consequences on unremitted foreign earnings are accounted for as a temporary difference, unless the tax law provides a means by which the investment in a subsidiary may be recovered or transferred tax free. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of shareholders’ equity between Mexican FRS and US GAAP. In 2009, the Company repatriated a portion of its previously unremitted foreign earnings, for which incremental taxes were incurred in Mexico. Thus a corresponding deferred tax liability related to the incremental taxes to be paid on unremitted earnings of those foreign subsidiaries presumed to be remitted in future years was recognized in 2009. This matter is discussed further below.

The following table summarizes the significant components of net deferred tax and employee profit sharing liabilities under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	2008						2009
	Income Tax		Employee Profit Sharing		Total		Income Tax		Employee Profit Sharing		Total
Deferred assets:
Tax loss carryforwards	Ps.	8,544,867			Ps.	8,544,867	Ps.	10,776,987			Ps.	10,776,987
Accrued liabilities		1,697,482	Ps.	467,713		2,165,195		2,299,510	Ps.	573,963		2,873,473
Deferred revenues		1,865,181		539,933		2,405,114		1,917,374		565,151		2,482,525
Other		557,010		102,793		659,803		1,172,693		131,627		1,304,320

Valuation allowance		(1,497,306)		—		(1,497,306)		(1,325,602)		—		(1,325,602)

Total deferred tax assets		11,167,234		1,110,439		12,277,673		14,840,962		1,270,741		16,111,703

Deferred tax liabilities:
Fixed assets		(5,885,319)		(1,151,479)		(7,036,798)		(5,428,459)		(695,845)		(6,124,304)
Inventories		(540,716)				(540,716)		(534,474)				(534,474)
Sale and lease back		(1,668,061)		(248,899)		(1,916,960)		(1,470,520)		(133,627)		(1,604,147)
Licenses		(587,970)		67,932		(520,038)		(570,811)		73,129		(497,682)
Deferred effects of tax consolidation in Mexican subsidiaries		(4,101,855)		—		(4,101,855)		(3,218,858)		—		(3,218,858)
Royalty advances		(1,630,000)		—		(1,630,000)		(3,030,000)		—		(3,030,000)
Future agreements with affiliates		(1,893,720)		—		(1,893,720)		(2,829,468)		—		(2,829,468)
Tax losses from Mexican subsidiaries		(6,574,533)		—		(6,574,533)		(8,854,119)		—		(8,854,119)
Derivative financial instruments								—		(943,157)		(943,157)
Other		(592,575)		(153)		(592,728)		(914,712)		—		(914,712)
Undistributed earnings of foreign subsidiaries		—		—		—		(1,121,377)		—		(1,121,377)

Total deferred liabilities		(23,474,749)		(1,332,599)		(24,807,348)		(27,972,798)		(1,699,500)		(29,672,298)

Net deferred liabilities	Ps.	(12,307,515)	Ps.	(222,160)	Ps.	(12,529,675)	Ps.	(13,131,836)	Ps.	(428,759)	Ps.	(13,560,595)

An analysis of the effect of temporary differences giving rise to the net deferred tax assets under U.S. GAAP (after giving effect to the differences between Mexican FRS and U.S. GAAP as they relate to the Company as described in this reconciliation footnote), at December 31, 2008 and 2009:

	Deferred taxes
	2008		2009
Deferred tax assets
Accrued liabilities	Ps.	3,630,658	Ps.	7,514,024
Other		1,386,356		2,165,169
Pension obligations		1,244,964		1,360,830
Deferred revenues		46,308		35,300
Fixed assets		771,771		791,803
Tax losses and other assets		15,265,167		17,800,092

		22,345,224		29,667,218
Deferred tax liabilities
Sale and leaseback		(41,424)		(25,063)
Licenses		(110,803)		(14,303)
Other		(18,779)		(20,603)

		(171,006)		(59,969)
Less: Valuation allowance		11,632,887		12,337,624

Total deferred tax asset, net	Ps.	10,541,331	Ps.	17,269,625

In accordance with Mexican FRS purposes, deferred tax liabilities of Ps. 14,621,075 and Ps. 22,282,245 were recognized at December 31, 2008 and 2009, respectively; and net deferred tax assets of Ps. 9,296,367 and Ps. 15,908,795 were recognized at December 31, 2008 and 2009, respectively.

Through December 31, 2008, undistributed earnings of the Company’s foreign subsidiaries, which amounted to approximately Ps. 8,999 million were considered to be indefinitely reinvested. Accordingly, no provision for income taxes was provided. As discussed above, during 2009 the Company recorded deferred tax liabilities of Ps. 1,121,377 related to the undistributed earnings of Ps. 21,562,097 of those foreign subsidiaries. At December 31, 2009, undistributed earnings of the Company’s remaining foreign subsidiaries, which amounted to approximately Ps. 26,211 million were considered indefinitely reinvested.

Employee benefit obligations

ASC 715, Compensation – Retirement Benefits, requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that is reflected in the consolidated balance sheet as of December 31, 2008 and 2009 are as follows:

	2008		2009
Defined benefit obligation	Ps.	(28,831,285)	Ps.	(26,858,884)
Fair value of plan assets		14,959,431		13,905,303

Under funded status	Ps.	(13,871,854)	Ps.	(12,953,581)

Amounts recognized in accumulated other comprehensive income for US GAAP purposes consist of the following:

	2007		2008		2009
Unrecognized actuarial loss	Ps.	—	Ps.	1,933,608	Ps.	2,474,363
Unrecognized post-retirement actuarial loss (gain)		—		644,843		(263,851)

Total	Ps.	—	Ps.	2,578,451	Ps.	2,210,512

Accordingly, the statement of changes in shareholders’ equity at December 31, 2008 and 2009 included a decrease related to actuarial losses of Ps. 2,578,451 (Ps. 1,333,487, net of deferred taxes) and Ps. 2,210,512 (Ps. 849,682, net of deferred taxes), respectively.

The plan assets to cover pension and other post-retirement benefits totaled Ps. 11,358,647 and Ps. 10,822,273 at December 31, 2008 and 2009, respectively. The Company’s fund managers seek to minimize investment risk and accordingly have been keeping the fund investments in cash and cash equivalents and debt instruments at fixed rates.

Our current investment strategy, pension assets of Puerto Rico are allocated with a goal to achieve the following distribution:

• cash and equivalents	56.2%

• debt instruments	41.3%

• equity instruments	2.5%

Transactions between entities under common control

Mexican FRS requires any difference between the acquisition cost and the carrying value of net assets acquired in some qualifying transactions between entities under common control be recognized in shareholders’ equity as a capital transaction. For U.S. GAAP purposes transactions between entities under common control are also recognized as a capital transaction but are recorded at the lower of net book value or fair value.

Net gain on sale to affiliate

The Company recognized in its equity income in prior years a gain of Ps. 53,929 (América Movil’s interest) derived from the sale of assets by CompUSA to Grupo Telvista. Since both entities are affiliates of América Móvil, this gain was considered a transaction between entities under common control and recognized as additional paid in capital for US GAAP purposes.

Excess of contributed company over cost

The remaining percentage of América Móvil’s interest in ATL (formerly AlgarTelecom Leste, S.A.) was contributed to Telecom Américas in 2002 for an amount of Ps. 4,412,376. Under Mexican FRS, the excess paid over carrying value of ATL was considered as a gain and included under the caption other income, net. For US GAAP purposes since this was considered as a step acquisition, this excess was considered as negative goodwill and netted with the positive goodwill of the other ATL shares acquired in previous years.

Acquisition of non-controlling interest

Mexican FRS requires that acquisitions of non-controlling interests be treated as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Under US GAAP, in accordance with ASC 805, Business Combinations, effective January 1, 2009, acquisitions of non-controlling interests are also recognized as a capital transaction. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in shareholders’ equity. Prior to January 1, 2009, acquisitions of non-controlling interests were accounted for using the purchase method of accounting under US GAAP.

ASC 810, Consolidation, establishes new US GAAP accounting and reporting standards for non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 is effective January 1, 2009 and requires retroactive presentation and disclosure of existing non-controlling interests as a component of shareholders’ equity. ASC 810 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date.

As of December 31, 2008 and 2009, the reconciliation of shareholders’ equity included an increase of Ps. 929,459 in each year, related to acquisition of non-controlling interests in prior years.

Accounting for uncertainty in income taxes

For US GAAP purposes, the Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertain tax positions in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions that were not more likely than not to be sustained were reserved in prior years. During the years ended December 31, 2008 and 2009, the Company only recorded additional interest of Ps. 11,942 and Ps. 2,925, respectively. The Company will continue to recognize interest and penalties on liabilities recorded for unrecognized tax benefits in interest expense.

The deferred tax adjustment included in the net income and shareholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

Goodwill

Beginning January 1, 2005, due to the adoption of Mexican Bulletin B-7, goodwill is no longer amortized, but rather is subject to periodic impairment valuations.

For US GAAP purposes, the Company adopted ASC 350, Intangibles – Goodwill and Other, in 2002. For Mexican FRS purposes goodwill was amortized up to December 31, 2004, thus the Company recognized an increase to US GAAP shareholders’ equity of Ps. 4,483,032 as of December 31, 2008 and 2009 to reverse the MFRS accumulated amortization of goodwill, since goodwill is not amortized under US GAAP.

Impairment

When performing impairment tests of goodwill, the computation methodologies under Mexican FRS are different than US GAAP. Under Mexican FRS, the Company is allowed to evaluate the carrying value of goodwill and other long-lived assets in the aggregate, recording any potential impairment loss first to goodwill and then to the remaining long-lived assets evaluated. Under Mexican FRS, an impairment loss is recognized whenever the carrying value of these assets exceeds their recoverable value, which is the greater of its net selling price (if it can be readily obtained) and its value in use. These values can be determined through valuation techniques or, in a more practical manner, through a perpetuity value.

Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

Under US GAAP, separate impairments analyses are performed for goodwill, indefinite lived intangible assets, and other long-lived assets. ASC 350 requires a two-step process to identify and quantify the amount of impairment loss to be recognized for goodwill. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole. If fair value of the reporting unit is less than its carrying value, a second step is performed to measure the amount of impairment based on cash flows.

Differences in both the aggregation of amounts within the impairment tests and also the differing valuation techniques can at times create different results with respect to impairment under Mexican FRS as compared to US GAAP. In the 2008 Mexican FRS consolidated financial statements, the Company recognized an impairment loss of Ps. 527,770 related to goodwill and an impairment loss of Ps. 212,083 related to intangible assets and property, plant and equipment of its Honduran operations. Under US GAAP, the fair value of the reporting unit was greater than its carrying value, and thus no impairment was recorded. Therefore, such impairments have been reversed in the US GAAP reconciliations included elsewhere in this Note. For the year ended December 31, 2009, there were no impairment losses recognized for Mexican FRS and US GAAP. For the year ended December 31, 2007, there was a write-off of TDMA assets related to Brazil of Ps. 2,922,109 that was presented under Mexican FRS in the “Other expenses, net” caption and for US GAAP purposes was presented as part of “Operating income”.

Licenses

During 2006, the Company received a definitive ruling by the Federal Tax and Administrative Court in favor of one of the Company’s subsidiary, which established the following:

i) The consideration paid by Telcel to the Federal Government in the amount of Ps. 116,422 as initial payment and additional payments of Ps. 1,998,539 for the annual share of gross revenues derived from the 15-year extension (expiring in October 2015) for the concession originally granted by the Ministry of Communications and Transportation (“SCT”) in October 2000, was unjustified, since such considerations were determined based on a law that was no longer in force.

ii) Telcel should in fact have made a one-time payment for the granting of the concession, in conformity with the law applicable at that time. On April 11, 2006, the SCT ordered a one-time modification to the amount of the consideration from Ps. 116,422 to Ps. 2,265,931, for the extension and modification of the concession granted.

Accordingly, under Mexican FRS, the Company adjusted the value of the license to reflect the current status of the asset by recognizing the value of the concession granted by the Federal Government and its corresponding amortization through April 2006, based on the new value assigned by the SCT, increasing the net investment on such license by Ps. 1,354,070 (Ps. 2,265,931 in investment less Ps. 838,151 in accumulated amortization less cancellation of original net value of license for Ps. 73,710). The increase in the value of the license of Ps. 2,149,509 was settled with a cash payment of Ps. 150,970 and compensating the additional payments for the annual share of gross revenues in the amount of Ps. 1,998,539, which resulted a net credit to results of operations of Ps. 1,203,100 included in other income in 2006, based on the adjusted investment value of the license.

Amortization expense for the remaining eight-month period ended December 31, 2006, amounted to Ps. 103,465. The total effect of the mentioned entries represented a net credit to the income statement for Mexican FRS purposes of Ps. 1,099,635.

For U.S. GAAP, the Company could only capitalize the additional amount paid in cash, as the compensation of the other payments was made with the same entity and did not generate any cash flows. Furthermore, the amortization expense was not adjusted retrospectively; rather, the new net value of the license under U.S. GAAP, in the amount of Ps. 224,680 is being amortized over the remaining term of the license.

The U.S. GAAP shareholders’ equity reconciliations show the reversal of adjustments recognized under Mexican FRS in the amount of Ps. 1,099,635, (credit of Ps. 1,203,100 less amortization expenses of Ps. 103,465) as of December 31, 2008 and 2009, as well as the related accumulated amortization. The net income reconciliations include the reversal of the amortization expense not recognized under U.S. GAAP in the amount of Ps. 127,399, Ps. 127,526 and Ps. 127,525 in 2007, 2008 and 2009, respectively.

Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income under US GAAP are as a follows:

	2007		2008		2009
Restatement for inflation of shareholders’ equity	Ps.	825,749	Ps.	—	Ps.	—
Deferred taxes on the difference between indexed cost and replacement cost		3,380,202		—		—
Actuarial loss, net of deferred taxes		—		(1,333,486)		(963,722)
Effect of translation of foreign Entities		8,656,455		20,701,000		33,937,789

	Ps.	12,862,406	Ps.	19,367,514	Ps.	32,974,067

Accounting for Consideration Given by a Vendor to a Customer

ASC 605-50, Customer Payments and Incentives, addresses the income statement characterization of consideration given by a vendor to a customer. ASC 605-50 is relevant to the Company particularly with respect to accounting for commissions paid to distributors for the activation of postpaid plans, the commissions that are paid to distributors only if a distributor completes a specified cumulative level of revenue transactions and commissions paid to distributors when a customer remains with the Company for a specified time period.

Application of ASC 605-50 represented a reclassification for US GAAP purposes of commissions paid to distributors from commercial and administrative expenses to reductions in operating revenues of Ps. 12,245,020, Ps. 14,942,712 and Ps. 17,121,713 for the years ended December 31, 2007, 2008 and 2009, respectively.

Accounting for Revenue Arrangements with Multiple Deliverables

ASC 605-25, Multiple-Element Arrangements, addresses certain aspects of accounting for sales that involve multiple revenue generating products and/or services sold under a single contractual agreement. Differences between the Company’s revenue recognition for multiple-element arrangements under Mexican FRS as compared to US GAAP are included in the reconciliation of net income and shareholders’ equity below.

Effects of Inflation Accounting on the U.S. GAAP Adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described above, the effects of applying the Mexican FRS inflation accounting provision (described in Note 2) was recognized on such adjustments. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and shareholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

ASC 820, Fair value measurement:

ASC 820, Fair Value Measurements and Disclosures, define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2- Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with accounting principles generally accepted in the United States, certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the pension plan assets and the derivative financial instruments.

The following tables summarize fair value measurements and disclosures under ASC 820 as of December 31, 2008 and 2009:

	Fair Value Measurement as of December 31, 2008
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:				—
Equity instruments	Ps.	299,199	Ps.		Ps.		Ps.	299,199
Debt instruments		5,235,980						5,235,980
Cash and cash equivalents		9,424,764						9,424,764
Derivative assets		—		3,191,524		—		3,191,524

Total	Ps.	14,959,943	Ps.	3,191,524	Ps.	—	Ps.	18,151,467

Liabilities
Debt	Ps.	73,669,560	Ps.	63,443,438	Ps.	—	Ps.	137,112,998

	Fair Value Measurement as of December 31, 2009
	Level 1		Level 2		Level 3		Total
Assets
Pension plan Assets:						—
Equity instruments	Ps.	347,633	Ps.		Ps.		Ps.	347,633
Debt instruments		5,742,890						5,742,890
Cash and cash equivalents		7,814,780						7,814,780

Total	Ps.	13,905,303	Ps.		Ps.	—	Ps.	13,905,303

Liabilities
Derivative liabilities	Ps.	—	Ps.	16,155	Ps.	—	Ps.	16,155
Debt		79,619,841		32,630,851				112,250,692

Total	Ps.	79,619,841	Ps.	32,647,006	Ps	—	Ps.	112,266,847

In accordance with ASC 820, it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. As of December 31, 2009, the carrying value of total debt is Ps. 110,909,140 (Ps. 143,486,448 at December 31, 2008) and the fair value is Ps. 112,250,692 (Ps. 137,112,998 at December 31, 2008).

As of December 31, 2008 and 2009, the Company had no financial assets or liabilities requiring Level 3 classification, including those that have unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets and liabilities.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Summary

Net income, operating income and total shareholders’ equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007 (Retrospectively adjusted)		2008 (Retrospectively adjusted)		2009
Net income as reported under Mexican FRS	Ps.	58,697,333	Ps.	59,575,394	Ps.	76,997,853
U.S. GAAP adjustments:
Capitalized interest of net financing cost		(21,851)		(5,764,559)		117,870
Depreciation of capitalized interest		(424,143)		346,528		176,320
Deferred income tax on U.S. GAAP Adjustments		(57,859)		2,272,321		(744,192)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(3,072,871)		(2,668,181)		(2,360,622)
Deferred employee profit sharing on U.S, GAAP adjustments		138,151		(376,804)		(68,968)
Effects of inflation accounting on U.S. GAAP adjustments		142,735		—		—
Reversal of the impairment recognized under MFRS		—		739,853		—
Other, net		127,399		127,526		241,563

Total U.S. GAAP adjustments, net		(3,168,439)		(5,323,315)		(2,638,029)

Net income under U.S. GAAP	Ps.	55,528,894	Ps.	54,252,079	Ps.	74,359,824

Weighted average of common shares outstanding as of December 31,		35,149		34,220		32,738

Net Controlling Interest earnings per share under U.S. GAAP (in pesos)	Ps.	1.58	Ps.	1.58	Ps.	2.27

After giving effect to the foregoing adjustments for depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI, difference related to amortization of licenses, and deferred employee profit sharing, operating income under U.S. GAAP totaled Ps. 79,040,764, Ps. 92,975,218 and Ps. 102,197,249 in 2007, 2008 and 2009, respectively.

	December 31,
	2008 (Retrospectively adjusted)		2009
Total shareholders’ equity under Mexican FRS	Ps.	144,924,549	Ps.	177,905,563
U.S. GAAP adjustments:
Capitalized interest or net financing cost		(1,134,005)		(1,016,135)
Accumulated depreciation of capitalized interest or net financing cost		(1,536,056)		(1,359,736)
Deferred income tax from U.S GAAP Adjustments		(770,541)		(853,759)
Deferred employee profit sharing from US GAAP adjustments		(359,790)		(428,759)
Deferred taxes on the difference between the indexed cost and replacement cost valuation of fixed assets		396,246		(264,729)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		4,923,748		2,563,127
Actuarial loss		(2,578,451)		(2,210,512)
Deferred taxes on actuarial loss		1,244,964		1,360,830
Non-amortization of goodwill		4,483,032		4,483,032
Application of additional negative goodwill of ATL to Goodwill		(755,143)		(755,143)
Multiple-element revenue arrangements		(521,915)		(521,915)
Reversal of net gain on sale to affiliate		(53,329)		(53,329)
Reversal of net gain on licenses		(1,099,635)		(1,099,635)
Amortization expense of licenses		236,839		364,364
Cancellation of the impairment recognized under MFRS		739,853		739,853
Deferred taxes for effect translation of foreign entities		2,825,486		10,268,897
Acquisition non-controlling interest		929,459		929,459

Total U.S. GAAP adjustments, net		6,970,762		12,145,910

Total shareholders’ equity under U.S. GAAP	Ps.	151,895,311	Ps.	190,051,473

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

ASC 810, Consolidation

ASC 810, Consolidation, establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It is effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	Ps.	656,483	Ps.	(656,483)	Ps.	—
Shareholders’ equity		151,238,828		656,483		151,895,311
Net income		54,162,186		89,892		54,252,078

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	Ps.	633,700	Ps.	(633,700)	Ps.	—
Shareholders’ equity		137,026,149		633,700		137,659,849
Net income		55,419,072		109,822		55,528,894

ASC 805, Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations, which was later codified as part of ASC 805. Under the revised standard, costs incurred to effect a business acquisition (i.e., acquisition-related costs) must be recognized separately from the acquisition. In addition, restructuring costs that the acquirer expected but was not obligated to incur, which include changes to benefit plans, were recognized as if they were a liability assumed at the acquisition date; however, the acquirer is now required to recognize those costs separately from the business combination. ASC 805 is effective for all business acquisitions subsequent to January 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements, in part, because it had no material acquisitions in 2009.

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“FAS 161”), which was later codified as a component of ASC 815. ASC 815 requires enhanced disclosures about an entity’s derivatives and hedging activities to improve the transparency of financial reporting to include (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect of adoption of this new guidance was included in the disclosures as presented herein.

Determination of the Useful Life of Intangible Assets (FAS 142-3)

In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which was codified as a component of ASC 350, Intangibles – Goodwill and Other, and amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. ASC 350 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 820, Fair Value Measurements and Disclosures

In October 2008, the FASB issued FASB Staff Position 157-3, which was later codified as a component of ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 resulted in additional disclosures as presented herein.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued FASB Staff Position FAS 132(R), which was later codified as a component of ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. ASC 715 is effective for fiscal years ending after December 2009. This ASC increased the amount of disclosures for plan assets in the Company’s 2009 financial statements.

EITF 08-1, Revenue Arrangements with Multiple Deliverables

(codified in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the guidance pertaining to multiple-element revenue arrangements currently included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. This new guidance will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of this new guidance on its financial position, results of operations, cash flows, and disclosures.

ASC 350, Intangibles – Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles – Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160, which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Shareholders’ Equity for the prior years, for presentation and disclosures purposes as described above in this Note.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholder’s Equity

Under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009

(Thousands of pesos)

									Accumulated
									other								Total
			Retained Earnings						comprehensive		Comprehensive				Non-controlling		Shareholder’s
	Capital Stock		Legal Reserve		Unappropriated		Total		income		Income		Total		interest		equity
Balances at December 31, 2006	Ps.	37,017,349	Ps.	487,667	Ps.	86,223,630	Ps.	86,711,297	Ps.	1,179,987			Ps.	124,908,633	Ps.	684,137	Ps.	125,592,770
Cash purchase of Company’s own shares		(3,359)				(12,853,079)		(12,853,079)						(12,856,438)				(12,856,438)
Dividends paid						(42,127,537)		(42,127,537)						(42,127,537)				(42,127,537)
Comprehensive income:
Net income for the year						55,419,072		55,419,072			Ps.	55,419,072		55,419,072		109,822		55,528,894
Other comprehensive income:
Effect of translation of foreign entities										10,143,715		10,143,715		10,143,715		(160,259)		9,983,456
Deferred taxes allocate to equity, net of effect of inflation										1,538,704		1,538,704		1,538,704				1,538,704

Comprehensive income											Ps.	67,101,491

Balances at December 31, 2007		37,013,990		487,667		86,662,086		87,149,753		12,862,406				137,026,149		633,700		137,659,849
Effect of adoption of B-10						4,205,951		4,205,951		(4,205,951)
Cash purchase of Company’s own shares		(19,558)				(41,736,011)		(41,736,011)						(41,755,569)				(41,755,569)
Dividends paid						(8,904,997)		(8,904,997)						(8,904,997)				(8,904,997)
Comprehensive income:
Net income for the year						54,162,186		54,162,186			Ps.	54,162,186		54,162,186		89,892		54,252,079
Other comprehensive income:
Effect of translation of foreign entities										12,044,545		12,044,545		12,044,545		(67,110)		11,977,435
Actuarial loss, net of deferred taxes										(1,333,486)		(1,333,386)		(1,333,386)				(1,333,386)

Comprehensive income											Ps.	64,873,345

Balances at December 31, 2008		36,994,432		487,667		94,389,215		94,876,882		19,367,514				151,238,828		656,482		151,895,311
Cash purchase of Company’s own shares		8,058				(24,697,658)		(24,697,658)						(24,705,716)				(24,705,716)
Dividends paid						(25,979,049)		(25,979,049)						(25,979,049)				(25,979,049)
Comprehensive income:
Net income for the year						74,275,425		74,275,425			Ps.	74,275,425		74,275,425		84,399		74,359,824
Asset tax write-off						882,992		882,992						882,992				882,992
Other comprehensive income:
Effect of translation of foreign entities										13,236,787		13,236,787		13,236,787				13,236,787
Actuarial loss, net of deferred taxes										369,766		369,766		369,766		(8,442)		361,324

Comprehensive income											Ps.	87,881,978

Balances at December 31, 2009	Ps.	36,986,374	Ps.	487,667	Ps.	118,870,925	Ps.	119,358,592	Ps.	32,974,067			Ps.	189,319,034	Ps.	732,439	Ps.	190,051,473

22. Supplemental Guarantor Information

As mentioned in Note 13, the Company has issued senior notes in the United States. These notes are fully and unconditionally guaranteed by Telcel.

Consolidating Condensed Financial Information

The following consolidating information presents condensed consolidating balance sheets as of December 31, 2008 and 2009 and condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2009 of the Company and Telcel (The “wholly-owned Guarantor Subsidiary”). These statements are prepared in accordance with Mexican FRS with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional. The significant differences between Mexican FRS and U.S. GAAP as they affect the Guarantor are set out below.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Telcel (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
As of December 31, 2008

Assets:
Cash and cash equivalents	Ps.	2,818,138	Ps.	68,061	Ps.	19,205,940			Ps.	22,092,139

Accounts receivable, net		15,835,097		10,837,824		29,222,969				55,895,890
Related parties		2,671,532		43,788,755		144,711,429	Ps.	(190,118,920)		1,052,796
Inventories, net				13,213,184		24,079,922		(5,487,964)		31,805,142
Other current assets				374,967		2,264,945				2,639,912
Plant, property and equipment, net				18,574,776		191,322,044				209,896,820
Investments in affiliates and others		312,276,188		37,617,832		36,084,169		(385,188,577)		789,612
Intangible assets and other non-current assets, net		365,236		6,934,203		104,004,275		(20,555)		111,283,159

Total assets	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

Liabilities:
Short-term debt	Ps.	19,663,882			Ps.	7,067,473			Ps.	26,731,355
Current liabilities		56,657,539		95,720,683		158,218,380		(189,531,851)		121,064,751
Long-term debt		103,428,129				13,326,964				116,755,093
Other non-current liabilities		9,948,574		394,362		16,223,855		(587,069)		25,979,722

Total liabilities		189,698,124		96,115,045		194,836,672		(190,118,920)		290,530,921

Total majority shareholders’ equity		144,268,067		35,294,557		355,062,516		(390,357,073)		144,268,067
Non-controlling interest						996,505		(340,023)		656,482

Total shareholder’s equity under Mexican FRS		144,268,067		35,294,557		356,059,021		(390,697,096)		144,924,549

Total liabilities and shareholders’ equity	Ps.	333,966,191	Ps.	131,409,602	Ps.	550,895,693	Ps.	(580,816,016)	Ps.	435,455,470

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
As of December 31, 2009

Assets:
Cash and cash equivalents	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140			Ps.	27,445,880

Accounts receivable, net		11,003,044		8,999,724		35,924,577				55,927,345
Related parties		862,444		43,082,824		167,163,838	Ps.	(210,641,010)		468,096
Inventories, net				8,470,032		15,189,340		(2,123,354)		21,536,018
Other current assets				365,406		2,355,577				2,720,983
Plant, property and equipment, net				17,023,028		210,025,981				227,049,009
Investments in affiliates and others		374,613,243		36,066,547		42,938,417		(452,643,514)		974,693
Intangible assets and other non-current assets, net		261,055		5,268,087		111,356,795				116,885,937

Total assets	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

Liabilities:
Short-term debt	Ps.	5,114,155			Ps.	4,053,786			Ps.	9,167,941
Current liabilities		115,500,051		70,956,173		155,273,526		(210,641,010)		131,088,740
Long-term debt		88,793,946				12,947,253				101,741,199
Other non-current liabilities		2,273,961		6,761,040		24,069,517				33,104,518

Total liabilities		211,682,113		77,717,213		196,344,082		(210,641,010)		275,102,398

Total majority shareholders’ equity		177,173,124		41,963,724		412,196,614		(454,160,338)		177,173,124
Non-controlling interest						1,338,969		(606,530)		732,439

Total shareholder’s equity under Mexican FRS		177,173,124		41,963,724		413,535,583		(454,766,868)		177,905,563

Total liabilities and shareholders’ equity	Ps.	388,855,237	Ps.	119,680,937	Ps.	609,879,665	Ps.	(665,407,878)	Ps.	453,007,961

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:

For the year ended December 31, 2007

Total revenues			Ps.	99,606,447	Ps.	287,132,153	Ps.	(75,158,838)	Ps.	311,579,762
Total cost and operating expenses	Ps.	88,923		98,230,816		203,540,502		(75,474,817)		226,385,424

Operating (loss) income		(88,923)		1,375,631		83,591,651		315,979		85,194,338
Interest (expense) income, net		(6,028,566)		(1,190,976)		2,482,840				(4,736,702)
Exchange (loss) gain, net		(276,885)		287,693		2,452,634				2,463,442
Monetary effect, net		3,733,528		908,022		396,856				5,038,406
Other financing cost, net		(328,013)				(2,816,154)		(8,464)		(3,152,631)
Other income (expense), net		16,512		(399,206)		(3,330,180)				(3,712,874)
Taxes on profits		(2,131,098)		(690,032)		(19,633,137)				(22,454,267)
Equity interest in net (loss) income of affiliates		63,690,955		12,343,520		12,692,273		(88,669,127)		57,621

Net income (loss)	Ps.	58,587,510	Ps.	12,634,652		75,836,783		(88,361,612)		58,697,333

Distribution of the net income:
Majority interest	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,737,296	Ps.	(88,371,947)	Ps.	58,587,511
Non-controlling interest						99,487		10,335		109,822

Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333

For the year ended December 31, 2008

Total revenues			Ps.	114,269,248	Ps.	312,037,256	Ps.	(80,651,596)	Ps.	345,654,908
Total cost and operating expenses	Ps.	241,634		99,473,200		230,926,164		(80,532,237)		250,108,761

Operating income (loss)		(241,634)		14,796,048		81,111,092		(119,359)		95,546,147
Interest income (expense), net		(7,983,819)		(1,529,055)		2,976,702				(6,536,172)
Exchange (loss) gain, net		(20,675,528)		(5,231,987)		12,221,092				(13,686,423)
Other financing cost, net		1,327,253				5,030,469				6,357,722
Other income (expense), net		1,662,073		(348,726)		(1,979,541)		(1,660,765)		(2,326,959)
Taxes on profits		(5,452,360)		(2,050,761)		(12,385,216)				(19,888,337)
Equity interest in net (loss) income of affiliates		90,849,517		4,598,414		10,343,350		(105,681,865)		109,416

Net income (loss)	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

Distribution of the net income:
Majority interest	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,224,779	Ps.	(107,458,712)	Ps.	59,485,502
Non-controlling interest						93,169		(3,277)		89,892

Net income	Ps.	59,485,502	Ps.	10,233,933	Ps.	97,317,948	Ps.	(107,461,989)	Ps.	59,575,394

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Condensed consolidating statements of income:

For the year ended December 31, 2009

Total revenues			Ps.	110,286,765	Ps.	330,532,137	Ps.	(46,107,871)	Ps.	394,711,031
Total cost and operating expenses	Ps.	182,117		101,052,799		238,781,871		(49,514,711)		290,502,076

Operating income (loss)		(182,117)		9,233,966		91,750,266		3,406,840		104,208,955
Interest income (expense), net		(9,729,782)		(2,259,976)		6,328,870		(57,497)		(5,718,385)
Exchange gain (loss), net		2,829,007		(422,441)		2,150,005				4,556,571
Other financing (cost) income, net		(4,731,976)		(282,351)		3,194,217				(1,820,110)
Other income (expense), net		(1,381,572)		2,488,203		(1,458,542)		(1,813,673)		(2,165,584)
Taxes on profits		653,814		(2,332,211)		(20,580,911)				(22,259,308)
Equity interest in net income (loss) of affiliates		89,456,080		3,284,783		9,905,686		(102,450,835)		195,714

Net income (loss)	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Distribution of the net income:
Majority interest	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,192,317	Ps.	(100,902,290)	Ps.	79,913,454
Non-controlling interest						97,274		(12,875)		84,399

Net income	Ps.	76,913,454	Ps.	9,709,973	Ps.	91,289,591	Ps.	(100,915,165)	Ps.	76,997,853

Condensed Consolidating Statement of Changes in Financial Position:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2007

Operating activities:

Net income	Ps.	58,587,510	Ps.	12,634,652	Ps.	75,836,783	Ps.	(88,361,612)	Ps.	58,697,333
Non-cash items		(58,775,022)		(6,432,623)		23,386,792		88,669,128		46,848,275
Changes in operating assets and liabilities:		17,550,628		3,879,664		(27,146,600)		750,385		(4,965,923)

Resources (used in) provided by operating activities		17,363,116		10,081,693		72,076,975		1,057,901		100,579,683

Financing activities:
Bank loans, net		(18,078,839)		(94,050)		1,289,941				(16,882,948)
Dividends declared		(42,127,537)		(15,805,085)		(40,152,560)		55,957,645		(42,127,537)
Decrease in capital stock and retained earnings due to purchases of Company’s own shares		(12,856,438)		12,496,523				(12,496,523)		(12,856,438)

Resources (used in) provided by financing activities		(73,062,814)		(3,402,612)		(38,862,619)		43,461,122		(71,866,923)

Investing activities:
Investment in property, plant and equipment				(2,899,298)		(35,955,503)				(38,854,801)
Investment in subsidiaries and affiliates		40,161,394		(6,083,852)		9,429,260		(43,624,931)		(118,129)
Investment in securities available-for-sale						(789,100)				(789,100)
Acquisitions, net of cash acquired						(19,464,035)				(19,464,035)
Investment in trademarks						26,811				26,811
Investment in licenses						(499,145)				(499,145)

Resources provided by (used in) investing activities		40,161,394		(8,983,150)		(47,251,710)		(43,624,931)		(59,698,397)

Net (decrease) increase in cash and cash equivalents		(15,538,304)		(2,304,069)		(14,037,356)		894,092		(30,985,637)
Cash and cash equivalents at beginning of the period		16,138,446		2,778,859		24,934,543		(894,092)		42,957,756

Cash and cash equivalents at end of the period the period	Ps.	600,142	Ps.	474,790	Ps.	10,897,187	Ps.	—	Ps.	11,972,119

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2008

Operating activities:

Income before taxes on profits	Ps.	64,937,861	Ps.	12,284,695	Ps.	109,703,164	Ps.	(107,461,989)	Ps.	79,463,731
Non-cash items		(85,864,452)		4,005,441		35,487,672		105,681,866		59,310,527
Changes in operating assets and liabilities:		3,306,588		(5,098,457)		(51,632,967)		2,114,586		(51,310,250)

Net cash flows (used in) provided by operating activities		(17,620,003)		11,191,679		93,557,869		334,463		87,464,008

Investing activities:
Acquisition of plant, property and equipment				(4,602,427)		(22,341,530)				(26,943,957)
Acquisition of licenses						(13,736,502)				(13,736,502)
Dividends received		35,700,000		10,000,000		14,000,000		(59,700,000)
Investment in subsidiaries and affiliated companies				(255,319)				255,319
Fixed asset sales				1,250		74,288				75,538
Business acquisitions, net of cash						(479,090)				(479,090)

Net cash flows (used in) provided by investing activities		35,700,000		5,143,504		(22,482,834)		(59,444,681)		(41,084,011)

Financing activities:
Bank loans, net		40,476,978		(2,508,000)		(17,646,953)				20,322,025
Interest Paid		(5,890,802)		(233,912)		(1,980,428)				(8,105,142)
Repurchase and others		(41,632,608)								(41,632,608)
Payment of dividends		(8,815,570)		(14,000,000)		(45,110,218)		59,110,218		(8,815,570)

Net cash flows (used in) provided by financing activities		(15,862,002)		(16,741,912)		(64,737,599)	Ps.	59,110,218		(38,231,295)

Net (decrease) increase in cash and cash equivalents		2,217,995		(406,729)		6,337,436				8,148,702
Adjustment to cash flow for exchange rate differences						1,971,318				1,971,318

Cash and cash equivalents at Beginning of the Period		600,142		474,790		10,897,187				11,972,119

Cash and cash equivalents at end of the period the period	Ps.	2,818,137	Ps.	68,061	Ps.	19,205,941	Ps.	—	Ps.	22,092,139

Condensed Consolidating Statements of Cash Flows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
For the year ended December 31, 2009

Operating activities:

Income before taxes on profits	Ps.	76,259,640	Ps.	12,042,184	Ps.	111,870,502	Ps.	(100,915,165)	Ps.	99,257,161
Non-cash items		(88,539,343)		6,116,211		36,003,368		102,450,836		56,031,072
Changes in operating assets and liabilities:		60,814,480		(13,883,127)		(47,705,616)		(1,705,016)		(2,479,279)

Net cash flows provided by (used in) operating activities		48,534,777		4,275,268		100,168,254		(169,345)		152,808,954

Investing activities:
Acquisition of plant, property and equipment				(3,662,657)		(49,551,043)				(53,213,700)
Acquisition of licenses				27,119		(27,604)				(485)
Dividends received		31,362,000		5,500,000		3,180,000		(40,042,000)
Investment in subsidiaries and affiliated companies				(169,345)				169,345
Fixed asset sales						556,704		—		556,704

Net cash flows (used in) provided by Investing activities		31,362,000		1,695,117		(45,841,943)		(39,872,655)		(52,657,481)

Financing activities:
Bank loans, net		(30,479,327)				(5,465,070)				(35,944,397)
Interest Paid				(2,453,157)		(6,097,866)				(8,551,023)
Repurchase and others		(24,657,808)								(24,657,808)
Payment of dividends		(25,462,328)		(3,180,000)		(36,862,000)		40,042,000		(25,462,328)

Net cash flows (used in) provided by financing activities		(80,599,463)		(5,633,157)		(48,424,936)		40,042,000		(94,615,556)

Net (decrease) increase in cash and cash equivalents		(702,686)		337,228		5,901,375				5,353,741
Adjustment to cash flow for exchange rate differences						(182,176)				(182,176)
Cash and cash equivalents at beginning of the period		2,818,137		68,061		19,205,941				22,092,139

Cash and cash equivalents at end of the period the period	Ps.	2,115,451	Ps.	405,289	Ps.	24,925,140	Ps.	—	Ps.	27,445,880

Guarantor US GAAP reconciliation of net income and shareholder’s equity

As discussed at the beginning of Note 21, the following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10).

Summary

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the consolidating financial statements of the Company, and those of the Guarantor, are basically the same as those described in Note 21, except for the adjustments applied directly to the sub-holdings companies, such as the non-amortization of goodwill, non-controlling interest, gains or losses on sales to affiliates and the reversal of the impairment recognized under Mexican FRS.

Net income and total shareholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2007		2008		2009

Net income as reported under Mexican FRS	Ps.	12,634,652	Ps.	10,233,934	Ps.	9,709,973
U.S. GAAP adjustments:
Capitalized interest of net financing cost, net		(144,559)		(128,107)		(94,093)
Deferred income tax and employee profit sharing adjustments		387,873		(234,376)		(312,006)
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(344,699)		(609,187)		(644,408)
Other items, net		(88,760)
Effects of inflation accounting on U.S.GAAP adjustments		16,896
Increase in value on licenses		127,525		127,525		127,525
Effects of U.S. GAAP adjustments on subsidiaries, net		(107,145)		129,627		118,576

Total U.S. GAAP adjustments, net		(152,869)		(714,518)		(804,406)

Net income under U.S. GAAP	Ps.	12,481,783	Ps.	9,519,416	Ps.	8,905,567

	December 31,
	2008		2009
Total shareholders’ equity under Mexican FRS	Ps.	35,294,558	Ps.	41,963,724
U.S. GAAP adjustments:
Capitalized interest or net financing cost, net		149,600		55,507
Deferred income tax and employee profit sharing adjustments		(316,618)		(628,624)
Difference between the restatement of fixed assets based on specific indexation factors and on the basis of the NCPI		1,309,595		665,187
Multiple-element revenue arrangements		(437,739)		(437,739)
Reversal of net gain on licenses		(862,797)		(735,271)
Effect of U.S. GAAP adjustments on subsidiaries, net		(630,235)		213,499

Total U.S. GAAP adjustments, net		(788,194)		(867,441)

Total shareholders’ equity under U.S. GAAP	Ps.	34,506,364	Ps.	41,096,283

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(h) TELINT’s Recent Developments Report

127

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telmex International

(Translation of Registrant’s Name into English)

Avenida de los Insurgentes Sur 3500

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Exhibits:

Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-34086), filed with the Securities and Exchange Commission on June 26, 2009 (the “2008 Form 20-F”).

The audited consolidated financial statements included in this report as Exhibit 99.1 supersede the audited consolidated financial statements included in the 2008 Form 20-F.

2

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (“SEC,”) on Forms 20-F, 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Brazil, Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2008 Form 20-F, include technological improvements, customer demand, competition, economic and political conditions and government policies in the countries in which we operate or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

3

PRESENTATION OF FINANCIAL STATEMENTS

Our audited consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial information for periods prior to December 31, 2007 is presented in constant pesos as of December 31, 2007, while our financial information for 2009 and 2008 is presented in nominal pesos. See Note 2(c) to our audited consolidated financial statements. In our financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

We were established on December 26, 2007, pursuant to a procedure under Mexican law called an escisión, or the Escisión, which split off the Latin American and yellow pages businesses of Teléfonos de México, S.A.B de C.V., or Telmex. The audited consolidated financial statements and the summary financial data provided below for the dates and periods prior to the effective date of the Escisión, which was December 26, 2007, under Mexican FRS, include the historical operations of the entities transferred by Telmex to us in the Escisión that established us. See Note 1 to our audited consolidated financial statements.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos” or “P.” are to the lawful currency of Mexico.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of P.13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009. On March 23, 2010, the Banco de México exchange rate for pesos was P.12.5796 to U.S.$1.00, as published in the Official Gazette of the Federation (Diario Oficial de la Federación).

4

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this report.

	Year ended December 31,
	2009(1)		2008(1)		2007		2006(2)		2005
	(2009 and 2008 in millions of Mexican pesos; previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	65,520	P.	61,346
Operating costs and expenses		81,488		67,082		57,430		62,204		54,177
Operating income		11,052		8,923		10,330		3,316		7,169
Net income		9,563		5,631		7,014		3,018		4,586
Majority interest		9,105		5,535		6,464		2,353		3,180
Earnings per share(3)		0.50		0.30		0.33		0.11		0.14
Weighted average number of shares outstanding (millions)		18,157		18,596		19,766		20,948		22,893

U.S. GAAP:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	53,924	P.	46,349
Operating costs and expenses		82,313		67,716		58,172		51,641		41,169
Operating income		10,227		8,288		9,588		2,283		5,180
Net income(4)		8,587		3,277		6,163		1,702		2,955
Earnings per share(3)		0.46		0.18		0.29		0.08		0.13
Dividends per share(5)		0.17		0.15		—		—		—

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	80,124	P.	58,479	P.	50,494	P.	47,271	P.	44,198
Total assets		174,301		131,513		129,281		108,181		94,119
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		21,310		10,895		11,269		12,558		9,196
Total stockholders’ equity		99,485		80,125		85,534		61,697		61,898
Capital stock		16,978		17,173		17,829		—		—

U.S. GAAP:
Plant, property and equipment, net	P.	88,449	P.	65,349	P.	58,672	P.	42,053	P.	34,657
Total assets		186,841		135,141		136,177		89,340		67,470
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		20,677		10,411		10,855		9,923		6,645
Total stockholders’ equity(4)		111,948		85,837		91,563		51,956		44,504
Capital stock		16,978		17,173		17,829		—		—

(1)	New accounting pronouncements under Mexican FRS that became effective in 2009 and 2008 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(2)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long-distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long-distance service for prior periods.
(3)	Based on the weighted average numbers of shares of Telmex in 2007 and prior years. We have not presented net income on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(4)	Information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. See Note 19 to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(5)	The dividend of P.0.15 per share declared at the general shareholders’ meeting held in July 2008 was paid in equal installments of P.0.075 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.144 per ADS in September 2008 and U.S.$0.111 per ADS in December 2008 (based on the exchange rate applicable on each payment date). The dividend of P.0.17 per share declared at the general shareholders’ meeting held in April 2007 was paid in equal installments of P.0.085 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.128 per ADS in August 2009 and U.S.$0.131 per ADS in November 2009 (based on the exchange rate applicable on each payment date).

5

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2009	2008	2007	2006	2005
Mexican FRS(1)	6.1	5.4	7.0	3.1	3.5
U.S. GAAP(2)	5.8	5.0	6.2	2.3	2.6

(1)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the financial statements and notes thereto included in this report. Our financial statements for all dates and periods prior to our establishment in December 2007 have been prepared on a consolidated basis and include the historical operation of the subsidiaries transferred to us in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and condensed financial statements under U.S. GAAP.

Overview

The highlights of our results for the period from 2007 to 2009 included the following:

•

In 2009, we focused on increasing revenues from local service, data transmission and Internet access services, and pay television to reduce our dependence on revenues from long-distance service in Brazil.

•	In 2008, we maintained our leading franchise in Brazilian long-distance, despite an increase in competition.

•	In our corporate networks and Internet access businesses across Latin America, we had revenue growth in 2008.

•

Our Brazilian local service business, which started in late 2002, has successfully established itself with steady growth in customers and revenues. At year-end 2009, we had more than 6 million customers for a range of services, and for the year we had P.13 billion in operating revenues. This represented year-over-year customer increases at the end of 2009 of 7.8% in Livre service (residential telephony) and 46.6% in Net Fone via Embratel service (residential VoIP), which led to an increase in consolidated local service revenues of 20.4% for 2009.

•

Beginning in 2006, we made a series of acquisitions of cable television businesses in Colombia, giving us a 57% share of the pay television market by the end of 2009. We expect continued revenue growth and improved profitability from our Colombian operations. Our consolidated revenues from pay television surpassed P.3.2 billion in 2008 and reached P.5.4 billion 2009. In addition, our equity investee, Net Serviços de Comunicação S.A., or “Net,” continues to grow in the pay television business in Brazil.

•

Our financing cost increased significantly in 2008, due to the depreciation of the Brazilian real against the U.S. dollar. During 2009, the Brazilian real appreciated against the U.S. dollar, resulting in a decrease in our financing cost.

Effects of Exchange Rate Variations

Our financial statements are presented in Mexican pesos, but less than 10% of our revenues are from Mexico. Effective January 1, 2008, in each jurisdiction in which we operate, we treat the local currency as the functional currency for accounting purposes. In Brazil, for example, the Brazilian real is the functional currency.

The financial statements of our foreign subsidiaries and affiliates that are consolidated or accounted for based on the equity method first are adjusted to conform to Mexican FRS and then local currency amounts are translated into Mexican pesos as follows: assets and liabilities are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions are made and income is generated; and revenues, costs and expenses are translated using an average of the applicable historical exchange rates for the period.

7

Changes in the average exchange rate of the Brazilian real against the peso can have a significant effect on our financial performance, since the majority of our revenues (78.2% in 2009) are generated in Brazil. If the Brazilian real appreciates against the peso from one year to the next, our revenues will tend to increase as reported in pesos. In 2009, the average exchange rate increased 10.0% compared to 2008 due principally to the appreciation of the Brazilian real, which caused our results, as reported in pesos, to improve from year to year. In 2008, the average exchange rate was virtually the same as in 2007. As a result, our performance in 2008 compared to 2007 was not significantly affected.

Exchange rate variations also affect our financial performance because of our U.S. dollar-denominated debt. We recognize an exchange gain or loss based on changes in the value of the U.S. dollar against the functional currencies of the primary operating environments of our subsidiaries that have debt denominated in U.S. dollars. Most of our U.S. dollar-denominated debt is in Brazil, and we have used derivative instruments to hedge against exchange loss on this debt. In 2009, the appreciation of the Brazilian real against the U.S. dollar resulted in an exchange gain of P.4,154 million, which was partly offset by a fair value loss of P.1,670 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais. In 2008, the appreciation of the dollar against the Brazilian real resulted in an exchange loss of P.4,177 million, which was partly offset by fair value gains in the amount of P.2,577 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 2(c) to our audited consolidated financial statements.

Effects of the Escisión

Telmex Internacional is a Mexican holding company that was established in December 2007. Our operating subsidiaries were all owned by Telmex prior to our establishment, and they were transferred to us on December 26, 2007 in the split-up that we refer to as the Escisión. We believe in general that our financial performance has not been materially affected by the separation from Telmex, and our historical financial statements for earlier dates and periods would not have been materially different if we had been separate from Telmex prior to the Escìsíon.

Effects of Acquisitions

Prior to the Escisión, Telmex was engaged in the Mexican yellow pages business for many years. All of our other businesses, however, were acquired by Telmex after January 1, 2004, starting with the purchase of AT&T Latin America in February 2004 and the purchase of a controlling interest in Embratel in July 2004. Our past financial performance has been affected by the recent acquisitions made during those periods. The most significant recent acquisitions are listed below, together with the effective date as of which each has been reflected in our financial statements. These and other, less significant acquisitions are summarized in Note 5 to our audited consolidated financial statements.

•	Sección Amarilla USA, LLC (November 2006)—producer of Spanish-language yellow pages directories in the United States; in December 2009, we acquired the remaining 20% non-controlling interest.

•	Boga (April 2007)—cable television provider in Peru.

•	Ecutel (April 2007)—telecommunications provider in Ecuador.

•	TV Cable S.A. and Cable del Pacífico (April 2007)—two cable television companies in Colombia, now operating as Telmex Colombia, S.A.

8

•	Zap Television Directa al Hogar Ltda. (September 2007)—satellite television services provider in Chile, now operating as Telmex TV, S.A.

•	Cablecentro, Megainvest Ltda., Comunicaciones Ver TV, S.A., Satelcaribe, S.A. (November 2007)—cable television assets in Colombia.

•	Ertach (November 2007)—Internet, data and voice services provider in Argentina.

•	Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (October 2008)—cable television and Internet access assets in Colombia, now operating as New Dinamic Company, S.A.

•	Contenido Cultural y Educativo, S.A. de C.V. (March 2009)—engaged in the sale of print advertising in Mexico.

•	Eidon Software, S.A. de C.V. (May 2009)—provider of software services.

We have accounted for business acquisitions using the purchase method of accounting, which has resulted in the recognition of a substantial amount of goodwill. At December 31, 2009, the balance of goodwill was P.14,399 million. We have also allocated substantial value to the licenses and trademarks of acquired entities and prepaid indefeasible rights of use, which has resulted in a net balance of P.14,557 million on our balance sheet at December 31, 2009.

We will continue to evaluate possible acquisitions, particularly in the Latin American telecommunications business, and we may acquire businesses when we are presented with opportunities that are strategically complementary and reasonably priced. Any acquisitions we may make will affect our financial performance in future periods. We may incur additional debt to finance acquisitions, and we may acquire companies with pre-existing debt. Increased debt would also affect our financial condition and our results of operations.

Changes in Mexican FRS

Note 2(z) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that became effective in 2009, and Notes 2(b), 2(c) and 2(u) to our audited consolidated financial statements discuss new accounting pronouncements under Mexican FRS that became effective in 2008. These accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008. In 2010, other pronouncements might affect certain aspects of our consolidated financial statements.

Transition to IFRS
Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Mexican issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

9

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of Mexican pesos for 2009 and 2008 and in millions of constant Mexican pesos as of December 31, 2007 for 2007)
Operating revenues:
Domestic long-distance service	P.	31,514	34.0%	P.	28,299	37.2%	P.	27,084	40.0%
Corporate networks		21,745	23.5%		16,757	22.1		15,390	22.7
Local service		15,255	16.5%		10,594	13.9		7,874	11.6
Yellow pages		4,930	5.3%		5,519	7.3		5,639	8.3
Internet access services		8,018	8.7%		5,496	7.2		4,381	6.5
International long-distance service		3,362	3.6%		3,294	4.3		3,605	5.3
Pay television		5,355	5.8%		3,203	4.2		1,044	1.5
Other		2,361	2.6%		2,843	3.8		2,743	4.1

Total operating revenues		92,540	100.0%		76,005	100.0		67,760	100.0

Operating costs and expenses:
Transport and interconnection		32,726	35.4%		26,925	35.4		23,649	34.9
Cost of sales and services		15,695	17.0%		12,048	15.9		9,803	14.5
Commercial, administrative and general expenses		21,541	23.3%		19,141	25.2		16,207	23.9
Depreciation and amortization		11,526	12.4%		8,968	11.8		7,771	11.5

Total operating costs and expenses		81,488	88.1%		67,082	88.3		57,430	84.8

Operating income		11,052	11.9%		8,923	11.7%		10,330	15.2%

Other expenses, net		48			103			242
Financing (income) cost:
Interest income		(1,085)			(1,266)			(1,217)
Interest expense		2,366			1,508			1,631
Exchange loss, net		(2,373)			1,879			3
Monetary gain, net(1)		—			—			(141)

		(1,092)			2,121			276

Equity interest in net income of affiliates		1,889			191			689

Income before income tax		13,985			6,890			10,501
Income tax		4,422			1,259			3,487

Net income		9,563			5,631			7,014

Distribution of net income:
Majority interest		9,105			5,536			6,464
Non-controlling interest		458			95			550

		9,563			5,631			7,014

Earnings per share	P.	0.50		P.	0.30		P.	0.33

(1)	We do not report monetary gain after 2007 because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

10

Results of Operations for 2009, 2008 and 2007

Revenues

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) revenues for carrying long-distance calls for customers and (b) amounts earned from other telecommunications operators for transporting their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume. Domestic long-distance revenues increased by 11.4% in 2009 and by 4.5% in 2008. The increase in 2009 was primarily due to an exchange rate variation (a 10% increase) principally attributable to the appreciation of the Brazilian real against the Mexican peso and an increase in domestic long distance revenues at Embratel reflecting increased long-distance mobile traffic carried by Embratel for its customers and long distance traffic originating on other operators’ mobile networks and transported by Embratel. The increase in 2008 was principally due to a 4.7% increase in domestic long-distance revenues at Embratel, mainly as a result of increased traffic from Embratel’s corporate customers and the growth of long-distance traffic originating on other operators’ mobile networks.

Revenues from Corporate Networks

Revenues from corporate networks are primarily from dedicated private lines and from providing virtual private network services. Revenues from corporate networks increased by 29.8% in 2009 and increased by 8.9% in 2008. The increase in 2009 was principally due to an increase of data network services subscribed to by corporate customers in Brazil (35.2% increase in 64 Kbps billed-line equivalents). The increase in 2008 was principally due to increased volume at Embratel (46.9% increase in 64 Kbps billed-line equivalents), which was partially offset by decreased rates.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges and monthly measured service charges based on the number of minutes. These revenues depend on the number of lines in service, the number of new lines installed and the volume of minutes. Revenues from Embratel’s residential and business local services, Livre, Net Fone via Embratel and VipLine, are accounted for under local service revenues. Revenues from local service increased by 44.0% in 2009 and by 34.5% in 2008. The increase in 2009 was principally due to an increase of 20.5% in the number of total lines in service in Brazil. The increase in 2008 was due primarily to the increase in Embratel’s local services revenues as a result of an increase of 53.2% in 2008 in total lines. The increase in total lines in 2009 and 2008 was primarily from Livre and Net Fone via Embratel services.

Revenues from Yellow Pages

Operating revenues from yellow pages consist of sales of yellow pages advertising, principally in Mexico. Revenues from yellow pages decreased 10.7% in 2009 and 2.1% in 2008. The decrease in 2009 was principally due to a decrease in the sale of advertising in directories in Mexico. The decrease in 2008 was principally due to higher discounts offered to our key customers.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for broadband and dial-up Internet access. Revenues from Internet access services increased by 45.9% in 2009 and increased by 25.5% in 2008. The increase in 2009 was principally due to a 100.4% increase in the number of users of our Internet access service in Brazil and a 22.8% increase in the number of users of our Internet access service in Colombia. The increase in 2008 was principally due to a 79.1% increase in the number of users of our Internet access service in Colombia, the expansion of Embratel’s corporate services resulting from bundled solutions offered to our customers and a 19.2% increase in the number of users of our Internet access service in Brazil.

International Long-distance Revenues

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We generally settle on a net basis the amounts owing to and from each foreign carrier, but we report the amounts owed to us as revenues and the amounts we owe in cost or sales and services. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

11

International long-distance revenues increased by 2.1% in 2009 and decreased by 8.6% in 2008. The increase in 2009 was primarily caused by an exchange gain principally due to the appreciation of the Brazilian real against the Mexican peso, partially offset by a decrease in international long distance revenues from residential customers in Brazil. The decrease in 2008 was primarily caused by a 9.7% decline in traffic in Brazil due to growing competition from new technologies, such as VoIP.

Revenues from Pay Television

Our revenues from pay television amounted to P.5,355 million in 2009, compared to P.3,203 million in 2008 and P.1,044 million in 2007. The increase in revenues in 2009 was primarily the result of the launch in December 2008 of satellite television in Brazil (Via Embratel), a 36.5% increase in pay television customers in Chile consisting of subscribers to DTH services and subscribers to services through the HFC network and a 3.1% increase in cable television subscribers along with an increased average revenue per user in Colombia. The increase in revenues in 2008 is the result of a 27.6% increase in the number of subscribers in Colombia, a 313.4% increase in the number of subscribers in Chile and a 62.5% increase in the number of subscribers in Peru.

Other Revenues

The largest components of other revenues are revenues from interconnection (fees we charge other telecommunications operators for completing calls to our local network), provision of call center services (principally in Brazil) and sales of telecommunications equipment (principally handsets sold to our local service customers in Brazil). Other revenues decreased by 17.0% in 2009 and by 3.6% in 2008. The decrease in 2009 was principally due to decreased call center services contracted in Brazil. The increase in 2008 was principally due to an increase in other revenues in Chile resulting from network construction in connection with public works projects, partially offset by a decrease in other revenues in Brazil as the result of a decline in call center services and sales of handsets.

Operating Costs and Expenses

Transport and Interconnection

Costs from transport and interconnection consist primarily of payments to operators of mobile and local networks for the use of their facilities to complete calls to their customers and the rental of capacity from other operators in areas where we use rented capacity to complement our network. These costs are driven in large part by our traffic in Brazil. Transport and interconnection costs increased by 21.5% in 2009 and increased by 13.9% in 2008. The increase in 2009 was due to an increase in interconnection costs for mobile termination mainly in Brazil and higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009. The increase in 2008 was due to growth in mobile call traffic, resulting in increased transport and interconnection costs, and an increase of mobile network interconnection rates in Brazil.

Cost of Sales and Services

Cost of sales and services increased by 30.3% in 2009 and increased by 22.9% in 2008. The increase in 2009 was due to (a) an increase in the cost of providing data and local services in Brazil, (b) the purchase of television content to increase programming offerings in Colombia, Chile and Peru and (c) the leasing of infrastructure facilities in Colombia. The increase in 2008 was due to increased costs for (a) television content, due to growth in the number of pay television subscribers in Colombia and Chile, (b) increased network maintenance in Colombia and Chile, (c) the leasing of infrastructure facilities in Colombia and (d) the hiring of additional technical and customer service personnel in Colombia.

12

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 12.5% in 2009 and increased by 18.1% in 2008. The increase in 2009 was due to higher expenses associated with (a) customer service call centers and (b) billing and collections services in Colombia and Chile, mainly as a result of increased revenues in these countries and specifically related to pay television revenues in Colombia . The increase in 2008 was due to the expansion of our operations in Colombia, the United States and Chile, including increased personnel and an increase in corporate expenses following the Escisión.

Depreciation and Amortization

Depreciation and amortization increased by 28.5% in 2009 and increased by 15.4% in 2008. The increase in 2009 was mainly due to the expansion of our network in Brazil, Colombia, Chile and Ecuador. The increase in 2008 was due to the expansion of our network in Colombia, Brazil, Argentina and Chile. As a result of Mexican FRS, changes in exchange rates affect the value of fixed assets and thus the amount of depreciation.

Operating Income

Operating income increased by 23.9% in 2009 primarily due to an increase in revenues of 21.8%. Our operating margin was 11.9% in 2009 compared to 11.7% in 2008.

Operating income decreased by 13.6% in 2008 due to an increase of 16.8% in costs and expenses, partially offset by an increase of 12.2% in revenues, with Brazilian revenues increasing 8.1% and Colombian revenues increasing 110.7%. Our operating margin was 11.7% in 2008 compared to 15.2% in 2007, due to an increase in costs and expenses principally resulting from the expansion of our network and our pay television and Internet access operations as well as an increase in depreciation caused by an increased investment in plant, property and equipment.

Financing (Income) Cost, Net

Financing (income) cost, net reflects interest income, interest expense, foreign exchange gain or loss and, through 2007, the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial amount of our indebtedness (37.1% at December 31, 2009), is denominated in U.S. dollars, so variations in the value of the U.S. dollar affect our foreign exchange gain or loss and interest expense. Approximately 6.6% of our monetary assets were denominated in U.S. dollars at December 31, 2009.

In each country in which we have monetary assets or liabilities, we determine foreign exchange gain or loss based on the functional currency of local operations, and, through 2007, we determined monetary gain or loss based on the local inflation rate. Because our subsidiary Embratel has 44.2% of our total indebtedness, exchange gain or loss is driven primarily by the value of the Brazilian real against the U.S. dollar.

We enter into derivative transactions to manage our exposure to changes in exchange rates, and the change in fair value of these derivative transactions is included in exchange gain or loss.

In 2009, financing (income) cost, net was P.(1,092) million compared with P.2,121 million in 2008 and P.276 million in 2007. The changes in each component were as follows:

•

Interest income decreased by 14.3% in 2009 after increasing by 4.0% in 2008. The decrease in 2009 was principally due to a lower average level of interest-generating financial assets. The increase in 2008 was principally due to an increase in cash equivalents following the Escisión.

•

Interest expense increased by 56.8% in 2009 after decreasing by 7.5% in 2008. The increase in 2009 was principally due to a higher average debt balance. The change in 2008 was due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate.

13

•

We recorded a net exchange gain of P.2,373 million in 2009, compared to net exchange losses of P.1,879 million in 2008 and P.3 million in 2007. In 2009, the gain was primarily due to the appreciation of the Brazilian real against the U.S. dollar during the period, which was partially offset by fair value losses of Embratel’s Brazilian real/U.S. dollar cross-currency swaps. In 2008, the amount reflects the offsetting effects of exchange loss on dollar-denominated debt, primarily at Embratel, and fair value gains on cross-currency swaps, primarily entered into to cover our exposure from U.S. dollars to Brazilian reais. In 2007, the amount reflects the offsetting effects of exchange gain on dollar-denominated debt and fair value losses on cross-currency swaps.

•

Beginning in 2008, due to a change in Mexican FRS, we did not recognize the effects of inflation on monetary assets and liabilities. We had a net monetary loss of P.141 million in 2007. In 2007, we had a gain in Brazil, where we have substantial monetary liabilities, and a loss in Mexico, where we have substantial monetary assets. The inflation rate in Brazil was 7.8% in 2007.

Equity interest in net income of affiliates

Equity interest is the application of the equity method on the net income of affiliates, mainly in Net, the largest cable television operator in Brazil. Equity income increased 889% in 2009 and decreased 72.3% in 2008. The increase in 2009 was principally due to net income growth substantially as a result of an increase in subscribers in all of Net’s products and the integration of companies acquired in recent years, as well as a net exchange gain due to the appreciation of the Brazilian real against the U.S. dollar. The decrease in 2008 was principally due to a higher net exchange loss due to the appreciation of the U.S. dollar against the Brazilian real, partially offset by an increase in operating income as a result of an increase in subscribers.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. The statutory tax rate on our income in Brazil, which accounts for the majority of our taxable income, was 34% in 2009, 2008 and 2007. Our effective rate of corporate income tax as a percentage of pre-tax profit was 31.6% in 2009, 18.3% in 2008 and 33.2% in 2007. Our effective tax rate was higher in 2009 and 2007 than 2008 primarily because in 2008 we recognized the reversal of the valuation allowance on deferred tax assets in our Brazilian subsidiaries. The effective tax rates in 2009 and 2007 were virtually the same.

Net Income

Net income increased by 69.8% in 2009 and decreased by 19.7% in 2008. In 2009, the increase was primarily due to lower financing cost, higher operating income and an increase in equity interest in Net. In 2008, the decrease was due to lower operating margin and higher exchange losses, which more than offset increased revenues.

Results of Operations by Segment

We operate in eight geographic segments. Segment information is presented in Note 18 of our audited consolidated financial statements included in this report. Brazil is our principal geographic market, accounting for 78.2% of our total operating revenues in 2009 (compared to 78.9% in 2008 and 81.8% in 2007) and 75.3% of our total costs and expenses in 2009 (compared to 77.0% in 2008 and 83.8% in 2007). Colombia is our second most important geographic market, accounting for 8.0% of our total operating revenues in 2009 (compared to 7.5% in 2008 and 4.0% in 2007) and 9.0% of our total costs and expenses in 2009 (compared to 8.8% in 2008 and 4.4% in 2007).

14

The table below sets forth the percentage of our total revenues and total costs and expenses represented by each of our principal geographic segments for the periods indicated.

	2009		2008		2007
	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses
Brazil	78.2	75.3	78.9	77.0	81.8	83.8
Colombia	8.0	9.0	7.5	8.8	4.0	4.4
Mexico	5.1	4.5	6.8	4.7	8.1	4.0
Chile	3.9	4.8	3.1	4.0	2.5	3.2
Argentina	2.4	2.7	2.4	3.1	2.1	2.6
Peru	2.0	2.3	1.7	2.1	1.5	1.7
Other(1)	0.4	1.4	(0.4)	0.3	0.0	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes United States, Ecuador and consolidation adjustments.

Brazil

Operating revenues in Brazil increased by 20.6% in 2009, principally due to an increase in revenues from local services, domestic long distance, corporate networks and Internet access service, which was partially offset by decreases in revenues from international long distance and other revenue sources. Operating revenues in Brazil increased by 8.1% in 2008, due primarily to an increase in revenues from local, data and long-distance services. Measured in Brazilian reais without the effects of inflation accounting, currency translation or re-expression, operating revenues in Brazil increased by 8.4% from 2008 to 2009.

Total costs and expenses in Brazil increased by 18.7% in 2009 and by 7.3% in 2008. The increase in 2009 was mainly the result of higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009 and an increase in depreciation due to an increased investment in plant, property and equipment. The increase in 2008 was primarily due to the growth in mobile call traffic, resulting in increased transport and interconnection costs.

Colombia

Operating revenue in Colombia increased by 31.0% in 2009, due mainly to an increase of 37.8% in local telephone service customers, an increase of 22.8% of users of our Internet access service and an increase of 3.1% of subscribers to our paid television services along with an increased average revenue per user. Operating revenues in Colombia increased by 110.7% in 2008, due mainly to an increase of 27.6% of subscribers to our paid television services and an increase of 79.1% of users of our Internet access service in Colombia.

Total costs and expenses in Colombia increased by 34.7% in 2009 and by 134.0% in 2008. The increase in 2009 was principally due to an increase in higher depreciation costs associated with the expansion of plant, property and equipment, increased costs to purchase television content resulting from the rise in the number of pay television subscribers, increased reserves for doubtful accounts and increased rent for infrastructure resulting from an expansion of our operations. The increase in 2008 was due to the hiring of additional sales personnel, increased network maintenance costs, increased costs to purchase television content resulting from the rise in the number of pay television subscribers and higher depreciation costs associated with greater capital expenditures.

15

Mexico

Operating revenues in Mexico decreased by 9.3% in 2009 and decreased by 5.8% in 2008. Mexican operating revenues are principally attributable to our yellow pages business. The decrease in 2009 was due primarily to a decrease in the sale of advertising in our telephone directories. The decrease in 2008 was due primarily to greater discounts offered to our key customers.

Total costs and expenses increased by 15.9% in 2009 and increased by 36.9% in 2008. The increase in 2009 was due to an increase in U.S. dollar-denominated costs to produce our directories as a result of the appreciation of the U.S. dollar against the Mexican peso, increased expenses for software maintenance, publicity, fees and depreciation, and costs associated with the incorporation of Contenido Cultural y Educativo, S.A. de C.V. into our operations. The increase in 2008 was due to an increase in corporate expenses following the Escisión, an increase in the payment to Telmex of fees for the use of its customer database and costs associated with the development of enhanced information technology support and software for our growing online yellow pages business. In the future, we expect to continue to only pay Telmex an annual renewal fee for use of its customer database.

Other countries

The other countries in which we operate are Chile, Argentina, Peru, Ecuador and the United States. Together they represented 8.9% of 2009 revenues and an operating loss of P.1,117 million. In 2009, the decrease in operating loss was principally due to an increase in revenues from pay television in Chile resulting from an increase in the number of subscribers, partially offset by a higher cost of television content and higher expenses due to an increased allowance for doubtful accounts and increased depreciation due to an increase in plant, property an equipment. In 2008, revenues from these other countries represented less than 8% of 2008 revenues and an operating loss of P.1,169 million. In 2008, the increase in operating loss was principally due to a higher depreciation in Argentina and Chile generated by an increase in plant, property and equipment and an increase in expenses for advertising and advisory services in the United States.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures and working capital. We generally plan for each of our major operating subsidiaries to meet its capital requirements from its operating cash flow. Our subsidiaries, other than those in Brazil, may not generate sufficient cash flow to meet their capital requirements and will rely on funding provided by us. Our cash flows provided by operating activities were P.19,724 million in 2009. In 2008, our cash flows provided by operating activities were P.14,077 million.

We had a working capital deficit of P.255 million as of December 31, 2009, a working capital deficit of P.1,889 million at December 31, 2008 and a working capital surplus of P.8,121 million at December 31, 2007. We expect our working capital to stabilize, and we believe our working capital is sufficient for our present requirements.

Our capital expenditures were P.15.8 billion in 2009, P.18.3 billion in 2008 and P.12.8 billion in 2007. We have budgeted capital expenditures in 2010 of approximately P.19.2 billion (U.S.$1.5 billion). Budgeted capital expenditures for 2010 exclude any other investments we might make to acquire other companies.

We also use funds to repurchase our shares. In July 2008, the ordinary shareholders’ meeting authorized share repurchases up to P.10 billion. The ordinary shareholders’ meeting held on April 29, 2009, approved up to an additional P.5 billion to be used for share repurchases, which, in addition to the approximately P.5 billion not utilized for share repurchases since July 2008 until the additional approval, provided us with approximately P.10 billion available for share repurchases in 2009. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions. The amount we spent on share repurchases after June 10, 2008, when our shares and those of Telmex began trading separately P.4,245 million in 2008, and we spent P.2,490 million on share repurchases in 2009. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions.

16

In 2008, we paid dividends totaling P.2,786 million. In April 2009, we declared a dividend of P.0.17 per share, which was payable in equal installments of P.0.085 per share in August 2009 and November 2009, and we paid dividends totaling approximately P.3,000 million.

From the time of the Escisión through the separate trading of our shares on June 10, 2008, Telmex carried out repurchases of its shares. These transactions reduced the number of outstanding shares of Telmex Internacional by 414 million L Shares and 1 million A Shares. The repurchase transactions did not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of P.3,572 million. We paid Telmex P.3,572 million in July 2008 in respect of these repurchases.

We believe that the telecommunications industry in Latin America will continue to be characterized by growth, technological change, competition and consolidation. We may take advantage of these opportunities through direct or indirect investments or strategic alliances, but future investments may require substantial additional capital and expose us to new risks. Our expenditures for business acquisitions were P.431 million in 2009, P.507 million in 2008 and P.8,365 million in 2007.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, our liquidity could be materially affected even if we had previously established provisions. See Note 17 to our audited consolidated financial statements.

Outstanding Indebtedness

At December 31, 2009, we had total indebtedness of P.33,977 million (U.S.$2,602 million). Indebtedness of our Brazilian subsidiaries represented approximately 44% of our total indebtedness. At December 31, 2009, 48% was denominated in Mexican pesos, 37% of our total consolidated indebtedness was denominated in U.S. dollars, 8% was denominated in Brazilian reais, and 6% was denominated in other currencies. We have P.12,667 million (U.S.$970 million) in debt that will come due in 2010. Subject to market conditions, we plan to refinance this amount with new debt or partially repay it.

The major categories of our indebtedness are as follows:

•

U.S. dollar-denominated bank financing. We had U.S.$966 million (P.12,614 million) of U.S. dollar-denominated bank financing outstanding at December 31, 2009. Of this amount, approximately 59% was under loans from export credit and development agencies. Most of our bank borrowings bear interest at a spread over LIBOR. In March 2009, Embratel entered into a syndicated credit facility for an aggregate principal amount of U.S.$200 million due in 2014.

•

U.S. dollar-denominated export credit agency financing for satellites. We had U.S.$201.8 million (P.2,635 million) outstanding at December 31, 2009, in financing the acquisition of satellites Star One C-1 and Star One C-2. These loans bear interest at an average rate of 3.9% and mature in 2013.

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificadoes bursátiles) from time to time in the Mexican market through a five-year debt program registered with the Comisión Nacional Bancaria y de Valores (CNBV) for an amount of up to P.20,000 million. Of this amount, we issued P. 5,000 million in short-term notes, which have been renewed. Additionally, we have issued senior notes with maturities of five and three years as follows: P.5, 000 million issued in September 2009 and maturing in August 2012, and P.5,000 million issued in December 2009 and maturing in November 2014.

In January 2010, Embratel paid at maturity U.S.$100.5 million (P.1,312 million) aggregate principal amount of a one-year bank loan.

We also have other categories of outstanding indebtedness, including local currency-denominated loans from local banks, financial leases and supplier credits for equipment financing. We look for the best sources for borrowing in terms of cost and term, including sources within local and international capital markets as well as international and local banks.

17

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to payments of principal and interest expense of no less than 1.2 to 1.0 and net debt to EBITDA of no more than 3.5 to 1.00 (using terms defined in the credit agreements).

A number of Embratel’s financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control of Embratel, as defined in the respective instruments. The definitions of change of control vary, but most of them are not triggered so long as we continue to control a majority of Embratel’s voting stock. The offer announced by América Móvil, S.A.B. de C.V. to acquire our outstanding shares could fall within the definition of change of control in certain of Enbratel’s financing instruments, and we expect to seek waivers under such instruments.

Of our total debt outstanding as of December 31, 2009, approximately 65.1% of our bank facilities bear interest at specified spreads, mainly over LIBOR, and the remaining 34.9% bear interest at fixed rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and taxes withheld, but excluding fees) was approximately 4.97%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 0.15% to 5.12%.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative financial instruments to hedge or adjust our exposures. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the cost of using derivative instruments. We may stop using derivative financial instruments or modify our practices at any time. Currently, our derivative financial transactions relate entirely to Embratel’s indebtedness and consist solely of cross-currency swaps (under which we generally pay amounts in Brazilian reais and receive U.S. dollars).

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into derivative transactions to protect to some degree against the short-term risks of devaluation of the Brazilian real. Under Mexican FRS, we account for these transactions on a fair-value basis, and changes in such fair value offset gains and losses from the foreign currency-denominated liabilities that are hedged. We do not apply hedge accounting rules to our derivative financial instruments. We had cross-currency swaps covering U.S.$528 million of Embratel’s indebtedness at December 31, 2009 (U.S.$217 million of Embratel’s indebtedness at December 31, 2008). The fair value of our derivative financial instruments amounted to an liability of P.1,094 million at December 31, 2009 and an asset of P.1,025 million at December 31, 2008. We recognized a net loss of P.1,670 million in 2009 (compared to a gain of P.2,577 million in 2008), included under our financing cost, net, which reflects the effects of exchange rate variations under our derivative financial instruments.

Contractual Obligations

In the table below we set forth certain contractual obligations as of December 31, 2009 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative financial instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include commitments for the purchase of equipment and consulting and management services as well as payments for the right to use satellite orbital positions. The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total		2010		2011-2012		2013-2014		2015 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	P.	33,406	P.	12,562	P.	13,167	P.	7,529	P.	148
Capital Leases		572		106		211		150		105
Purchase obligations		2,065		2,065		—		—		—

Total	P.	36,043	P.	14,733	P.	13,378	P.	7,679	P.	253

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

18

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

In December 2007, the FASB issued Accounting Standards Codification (ASC) 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. See Note 19 to our audited consolidated financial statements.

Net income under U.S. GAAP was P.8,587 million in 2009, P.3,277 million in 2008 and P.6,163 million in 2007. Compared to net income under Mexican FRS, net income under U.S. GAAP was 10.2% lower in 2009, 41.8% lower in 2008 and 12.1% lower in 2007.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in their effects concern (i) elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS, (see “—Effect of Inflation Accounting” above), (ii) differences in the application of purchase accounting to the successive transactions in which we increased our interest in Embratel, (iii) changes in the valuation allowance of deferred taxes after purchase price allocation and (iv) deferred tax effect on foreign translation effect.

Other differences that affected net income relate to accounting for business combinations and capitalization of interest on assets under construction. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of revised or different estimates is not material to our financial presentation.

19

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.10,064 million, or 12.4% of our operating costs and expenses under Mexican FRS. See Note 6 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors and their selection takes into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it might result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under the defined-benefit and defined-contribution plans as well as a medical assistance plan for defined-benefit plan participants at Embratel. We also have a defined-benefit plan and termination benefits for our Mexican employees. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.39.2 million under Mexican FRS.

We use estimates in several specific areas that have a significant effect on these amounts: (a) the actual discount rates that we use to calculate the present value of our future obligations, (b) the actual rate of increase in salaries that we assume we will observe in future years, (c) long term average inflation, (d) health care cost trends and (e) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Notes 14 (Mexican FRS) and 19 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

In 2009, we had a net increase in the unamortized balance of actuarial gain of P.980 million in the defined benefit pension plan (DBP) and a net increase in the unamortized balance of actuarial loss of P.31 million in the medical assistance plan (MAP) in Brazil, which will be amortized over the estimated average remaining working lifetime of Embratel’s employees. The net increases were primarily attributable to the variations between actual experience and the actuarial assumptions used in the computation of Embratel’s DBP and MAP. Actuarial assumptions were based on our experience and future expectations with respect to retirement as well as general trends in Brazil over the past several years, including interest rates, investment returns and level of inflation, mortality rates and future employment levels.

As of December 31, 2009, 89.0% of fund assets consisted of Brazilian reais-denominated fixed-income securities, 7.0% consisted of variable-income securities of Brazilian companies and 4.0% of other instruments. Our actuarial assumptions as of December 31, 2009 include an assumed annual return of 11.3% on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses that we may experience if our customers or other telecommunications operators do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.5,408 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For operators, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate or if one or more operators refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

20

Impairment of Long-Lived Assets and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, long-lived assets include plant, property and equipment (P.80,124 million, net of accumulated depreciation), goodwill (P.14,399 million), licenses, trademarks and indefeasible rights of use (P.14,557 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. During 2009, 2008 and 2007, we did not recognize any impairment of long-lived assets or goodwill.

Purchase Accounting—Purchase Price Allocation

During 2009, 2008 and 2007, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the determination of the fair values of the net assets acquired and then the allocation of the purchase price to the various assets and liabilities of the acquired business, which affects goodwill recognized on our balance sheet. The most difficult estimations of individual fair values are those involving plant, property and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available resources to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil is supported by the history of taxable income and Embratel’s estimate of future profitability. Mexican FRS D-4 and ASC 740 establish the conditions for measuring and recognizing deferred tax assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of approximately five years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In several tax disputes with the Brazilian tax authorities, we have recognized no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability because it is not

21

possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have an adverse impact on future results and cash flows.

Fair Value of Derivatives

Under Mexican FRS C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities) and U.S. GAAP (SFAS 133), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. We obtain the fair values from the financial institutions with whom we enter into these transactions. We use these fair values as a reference to establish the basis for recognition of the derivative financial instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income.

22

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate and Interest Rate Risks

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2009, indebtedness denominated in foreign currencies was P.17,578 million, of which P.12,614 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.22,120 million of indebtedness bearing interest at floating rates at December 31, 2009.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Operating and Financial Review and Prospects—Risk Management.”

Sensitivity Analysis Disclosures

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.2,940 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.402 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currency of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair value of financial instruments (which consisted solely of indebtedness) held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.132 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2009, taking into account our derivative transactions, would have resulted in additional interest expense of approximately P.568 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable.

23

RECENT DEVELOPMENTS

Changes in Tax Rates

In Mexico, a general tax reform become effective on January 1, 2010, pursuant to which there will be a temporary increase in the corporate income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the tax year 2013 and a further reduction in 2014 to return to the current rate of 28%.

Board of Directors Changes

At the ordinary shareholders’ meeting held on December 15, 2009, the shareholders accepted the resignation of Eric D. Boyer from the Board of Directors. Michael Bowling and Louis C. Camilleri were appointed as independent members of the Board of Directors at such meeting.

Acquisitions and Investments

In February 2009, we paid P.77.1 million (US$5.9 million) to Pedregales del Sur, S.A. de C.V. and Inmobiliaria Carso, S.A. de C.V., both related parties, to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., which sells print advertising. As a result of this acquisition, we recorded an amount of P.26,943 as a contribution to stockholders.

In April 2009, we paid P. 247.9 million (US$18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V., a related party, to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition, we recorded an amount of P.91,434 as a contribution to stockholders.

In December 2009, we acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P.106.3 million (US$8.1 million).

24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELMEX INTERNACIONAL, S.A.B. DE C.V.

	By:	/s/ OSCAR VON HAUSKE SOLÍS
Date: March 24, 2010	Name:	Oscar Von Hauske Solís
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibits

Document filed as an exhibit to this report:

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007.

Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their consolidated cash flows for each of the two years in the period ended December 31, 2009 and consolidated changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 to the consolidated financial statements).

As discussed in Note 2(z) to the financial statements, as of January 1, 2009, the Company adopted the new Mexican Financial Reporting Standard B-8, Consolidated and Combined Financial Statements, with the effects described therein. Also, as discussed in Note 2 to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; B-15, Foreign Currency Translation; and B-2, Statement of Cash Flows, with the effects described therein.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 2c)

	December 31,
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	10,699,224	P.	7,510,575
Accounts receivable, net (Note 3)		20,462,805		20,290,321
Related parties (Note 4)		4,000,119		2,465,259
Inventories for sale		675,859		1,976,925
Prepaid expenses and other current assets		2,346,295		2,503,554

Total current assets		38,184,302		34,746,634

Plant, property and equipment, net (Note 6)		80,123,766		58,479,225
Inventories for operation of the telephone plant, net		4,000,775		4,178,872
Licenses, trademarks and prepaid indefeasible rights of use, net (Note 7)		14,556,572		6,071,282
Equity investments (Note 5)		16,766,564		11,193,739
Deferred taxes (Note 16)		6,098,449		5,703,932
Goodwill, net (Note 5)		14,399,481		11,006,692
Other non-current assets		170,828		132,888

Total assets	P.	174,300,737	P.	131,513,264

Liabilities and Stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	12,667,266	P.	14,727,645
Accounts payable and accrued liabilities (Note 12)		15,966,673		14,182,719
Related parties (Note 4)		3,320,070		2,227,341
Taxes payable		468,842		264,457
Deferred credits (Note 11)		4,494,451		4,009,739
Employee benefits (Note 14)		1,522,305		1,223,828

Total current liabilities		38,439,607		36,635,729

Long-term debt (Note 8)		21,310,434		10,894,623
Employee benefits (Note 14)		2,778,593		2,285,105
Deferred credits long-term (Note 11)		4,991,473		—
Deferred taxes (Note 16)		7,295,658		1,572,557

Total liabilities		74,815,765		51,388,014

Stockholders’ equity (Note 15):
Capital stock		16,977,642		17,172,810
Other capital contributions		38,037,900		38,037,900
Retained earnings:
Prior years		11,215,607		11,518,574
Current year		9,104,501		5,535,476

		20,320,108		17,054,050
Accumulated other comprehensive income items (Note 2r)		20,400,517		5,531,032

Majority stockholders’ equity		95,736,167		77,795,792
Non-controlling interest		3,748,805		2,329,458

Total stockholders’ equity		99,484,972		80,125,250

Total liabilities and stockholders’ equity	P.	174,300,737	P.	131,513,264

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, see Note 2c)

	Year ended December 31,
	2009		2008		2007
Operating revenues:
Domestic long-distance service	P.	31,514,115	P.	28,298,510	P.	27,083,640
Corporate networks		21,744,480		16,757,327		15,390,235
Local service		15,255,365		10,593,515		7,873,585
Yellow pages		4,930,218		5,518,778		5,638,733
Internet access services		8,017,708		5,496,491		4,381,169
International long-distance service		3,362,373		3,294,264		3,604,967
Pay television		5,354,872		3,202,715		1,043,879
Other		2,360,955		2,843,141		2,743,963

		92,540,086		76,004,741		67,760,171

Operating costs and expenses:
Transport and interconnection		32,725,808		26,925,068		23,649,023
Cost of sales and services		15,695,224		12,047,733		9,802,648
Commercial, administrative and general expenses		21,540,979		19,141,283		16,207,483
Depreciation and amortization (Notes 6 and 7) (includes P. 9,406,928 in 2009, P. 7,247,610 in 2008 and P. 6,285,879 in 2007, not included in the cost of sales and services)		11,526,288		8,967,605		7,770,805

		81,488,299		67,081,689		57,429,959

Operating income		11,051,787		8,923,052		10,330,212

Other expense, net		47,973		102,434		242,692
Financing cost:
Interest income		(1,085,044)		(1,265,849)		(1,216,707)
Interest expense		2,365,641		1,508,463		1,630,535
Exchange (gain) loss, net		(2,372,766)		1,878,262		3,107
Monetary gain, net		—		—		(140,781)

		(1,092,169)		2,120,876		276,154
Equity interest in net income of affiliates		1,889,386		190,519		689,075

Income before income tax		13,985,369		6,890,261		10,500,441
Income tax (Note 16)		4,422,481		1,259,333		3,486,763

Net income	P.	9,562,888	P.	5,630,928	P.	7,013,678

Distribution of net income:
Majority interest	P.	9,104,501	P.	5,535,476	P.	6,463,834
Non-controlling interest		458,387		95,452		549,844

	P.	9,562,888	P.	5,630,928	P.	7,013,678

Weighted average number of shares issued and outstanding (millions)		18,157		18,596		19,766

Earnings per share	P.	0.50	P.	0.30	P.	0.33

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Accumulated other comprehensive income items		Total majority stockholders’ equity		Non-controlling interest		Comprehensive income		Total stockholders’ equity
Balance at December 31, 2006	P.	35,620,168	P.	—	P.	—	P.	11,885,458	P.	10,715,509	P.	58,221,135	P.	3,475,639	P.	—	P.	61,696,774
Increase in parent investment		19,990,005										19,990,005						19,990,005
Effect of split-up		(55,610,173)		17,828,563		37,781,610						—						—
Cash dividend paid to non-controlling interest in subsidiary												—		(122,703)				(122,703)
Acquisition of non-controlling interest								9,414				9,414		(388,348)				(378,934)
Gain on dilution of investment in affiliate								1,840,815				1,840,815						1,840,815
Comprehensive income:
Net income of the year								6,463,834				6,463,834		549,844	P.	7,013,678		7,013,678
Other comprehensive income items:
Effect of translation of foreign entities										652,182		652,182		70,482		722,664		722,664
Effect of labor obligations, net of deferred taxes										(33,610)		(33,610)				(33,610)		(33,610)
Deficit from holding non-monetary assets, net of deferred taxes										(4,251,420)		(4,251,420)		(943,013)		(5,194,433)		(5,194,433)

Comprehensive income															P.	2,508,299

Balance at December 31, 2007		—		17,828,563		37,781,610		20,199,521		7,082,661		82,892,355		2,641,901				85,534,256
Effect of adopting Mexican FRS B-10, net of deferred taxes								(2,048,626)		2,048,626								—
Effect of adopting Mexican FRS D-3										75,360		75,360						75,360
Dividend declared								(2,786,482)				(2,786,482)						(2,786,482)
Cash purchase of Company’s own shares				(655,753)		256,290		(3,845,839)				(4,245,302)						(4,245,302)
Cash dividends paid to non-controlling interest in subsidiary														(195,208)				(195,208)
Comprehensive income:
Net income of the year								5,535,476				5,535,476		95,452	P.	5,630,928		5,630,928
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										(3,675,615)		(3,675,615)		(212,687)		(3,888,302)		(3,888,302)

Comprehensive income															P.	1,742,626

Balance at December 31, 2008 (Note 15)		—		17,172,810		38,037,900		17,054,050		5,531,032		77,795,792		2,329,458				80,125,250
Dividend declared								(3,098,073)				(3,098,073)						(3,098,073)
Cash purchase of Company’s own shares				(195,168)				(2,294,732)				(2,489,900)						(2,489,900)
Cash dividends paid to non-controlling interest in subsidiary														(52,291)				(52,291)
Transaction between entities under common control								(445,638)				(445,638)		221,011				(224,627)
Comprehensive income:
Net income of the year								9,104,501				9,104,501		458,387	P.	9,562,888		9,562,888
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										14,869,485		14,869,485		792,240		15,661,725		15,661,725

Comprehensive income															P.	25,224,613

Balance at December 31, 2009 (Note 15)	P.	—	P.	16,977,642	P.	38,037,900	P.	20,320,108	P.	20,400,517	P.	95,736,167	P.	3,748,805			P.	99,484,972

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009		2008
Operating activities
Income before income tax	P.	13,985,369	P.	6,890,261
Items not requiring the use of cash:
Depreciation and amortization		11,526,288		8,967,605
Net period cost of labor obligations		39,243		48,611
Exchange (gain) loss, net		(2,566,789)		1,556,944
Accrued interest expense		2,365,641		1,508,463
Equity interest in net income of affiliates		(1,889,386)		(190,519)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		84,757		(2,821,747)
Inventories for sale		1,006,697		(959,703)
Other accounts receivable and other assets		1,791,488		1,915,543
(Decrease) increase in:
Accounts payable and accrued liabilities		(747,500)		(910,213)
Other liabilities		(2,441,721)		(279,560)
Income tax paid		(3,468,314)		(1,627,237)
Benefits paid to employees		39,035		(21,810)

Net cash flow provided by operating activities		19,724,808		14,076,638

Investing activities
Acquisition of property, plant and equipment		(15,818,370)		(18,317,821)
Investment in intangibles		(2,369,349)		(1,510,908)
Investment in affiliated company		(156,401)		(200,600)
Acquisition of companies		(324,910)		(507,340)

Net cash flow used in investing activities		(18,669,030)		(20,536,669)

Net cash flow before financing activities		1,055,778		(6,460,031)

Financing activities
New loans		28,093,304		12,812,577
Repayment of loans		(20,196,990)		(6,583,944)
Derivative financial instruments		571,348		(528,868)
Dividends paid		(3,000,328)		(2,786,482)
Interest paid		(1,976,135)		(1,488,959)
Dividend paid to non-controlling stockholders in subsidiary		(21,628)		(195,208)
Acquisition of non-controlling interest		(106,250)		—
Repurchase of shares		(2,489,900)		(4,245,302)

Net cash flow generated (used) in financing activities		873,421		(3,016,186)

Net increase (decrease) in cash and cash equivalents		1,929,199		(9,476,217)
Effect of changes in cash and cash equivalents value		1,259,450		(281,011)
Cash and cash equivalents at beginning of year		7,510,575		17,267,803

Cash and cash equivalents at end of year	P.	10,699,224	P.	7,510,575

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31, 2007
Operating activities
Net income	P.	7,013,678
Add (deduct) items not requiring the use of resources:
Depreciation		6,436,751
Amortization		1,334,054
Deferred taxes		1,430,443
Equity interest in net income of affiliates		(689,075)
Net period cost of labor obligations		145,575

		15,671,426
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		2,032,933
Related parties, net		(981,293)
Inventories for sale		(939,106)
Prepaid expenses and others		(427,157)
Decrease in:
Labor obligations:
Contributions to trust fund		(338)
Payments to employees		(13,184)
Accounts payable and accrued liabilities		(414,034)
Taxes payable		(408,691)
Deferred credits		(26,628)

Resources provided by operating activities		14,493,928

Financing activities
New loans		5,280,218
Repayment of loans		(3,771,268)
Effect of exchange rate fluctuation and variance in re-expression of debt to constant pesos		(3,816,533)
Increase in holding company investment		19,990,005
Cash dividend paid to non-controlling stockholders in subsidiaries		(147,979)

Resources provided by financing activities		17,534,443

Investing activities
Plant, property and equipment		(12,180,470)
Licenses and trademarks		(849,763)
Inventories for operation of the telephone plant		(623,430)
Subsidiaries and affiliated companies, net		(8,364,691)
Initial balance of cash investments in subsidiaries		352,276

Resources used in investing activities		(21,666,078)

Net increase in cash and cash equivalents		10,362,293
Cash and cash equivalents at beginning of year		6,905,510

Cash and cash equivalents at end of year	P.	17,267,803

The accompanying notes are an integral part of this financial statement.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

1. Incorporation and Description of the Business

a) Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the Company or Telmex Internacional) was incorporated under Mexican law on December 26, 2007 as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (Telmex), at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) holds the majority of the Company’s voting shares (71.6% as of December 31, 2009).

The split-up of the entities comprising Telmex Internacional, S.A.B. de C.V. and its subsidiaries was approved by Telmex’s stockholders at the extraordinary stockholders’ meeting held on December 21, 2007. On December 26, 2007, Telmex contributed all of the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company) to Telmex Internacional. The split-up was implemented using a procedure under Mexican corporate law called escision or split-up.

All of the entities that comprise Telmex Internacional have been operating on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional after the split-up are limited to: i) ordinary commercial relationships arising in the normal course of business; ii) agreements relating to the execution of the split-up such as indemnification, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) administrative service agreements. Telmex provides Telmex Internacional these services at a fixed price based on the specific costs plus a percentage.

Prior to its incorporation, the operations of Telmex Internacional were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a consolidated basis prepared from Telmex’s historical accounting records, and include the historical operations of the entities transferred to Telmex Internacional by Telmex in the split-up. Telmex and its subsidiaries’ net investment in Telmex Internacional and its subsidiaries have been included in these financial statements at Telmex’s cost plus its equity in the undistributed earnings or losses of the contributed entities.

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional’s controlling stockholder) to acquire 100% of Carso Global Telecom, through which América Móvil would acquire indirectly 59.4% of the outstanding shares of Telmex and 60.7% of the outstanding shares of Telmex Internacional. América Móvil also announced its intention to file an offering for the exchange or purchase of all of Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, América Móvil has indicated that it intends to delist both Carso Global Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

On February 11, 2010 the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized América Móvil to carry out an offer to purchase all outstanding shares of Carso Global Telecom with a reciprocal subscription of América Móvil’s shares, and an offer to purchase all outstanding shares of Telmex Internacional, with a reciprocal subscription of América Móvil’s shares.

b) Description of the Business

Telmex Internacional is engaged in providing a wide range of telecommunications services, including voice, data and video transmission, internet access, subscription television and integrated telecommunications solutions through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay, as well as services related to yellow pages directories in Mexico, the United States, Colombia, Argentina and Peru.

An analysis of the principal subsidiaries and affiliated companies at December 31, 2009, 2008 and 2007 follows:

		% equity interest at December 31
Company	Country	2009		2008		2007
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Consertel)	Mexico	100.0%		100.0%		100.0%
Soporte de Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Latam Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Soporte Comercial de Latam Negocios, S.A. de C.V.	Mexico	100.0		100.0		—
Contenido Cultural y Educativo, S.A. de C.V.	Mexico	100.0	(1)	—		—
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0		100.0
Sección Amarilla USA, LLC (SAUSA)	U.S.A.	100.0		80.0		80.0
Embratel Participações, S.A. (Embrapar)	Brazil	98.1		98.0		98.0
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.3		97.2		97.0
Star One, S.A.	Brazil	77.8		77.8		77.6
Primesys Soluçoes Empresariais, S.A.	Brazil	97.3		97.2		97.0
Vésper S.A.	Brazil	—	(2)	—	(2)	97.0
Vésper São Paulo, S.A.	Brazil	—	(2)	—	(2)	97.0
Telmex do Brasil Ltda.	Brazil	98.1		98.0		98.0
Metrored Holdings, S.R.L. (formerly MetroRed Telecomunicaciones S.R.L.)	Argentina	96.1		95.7		95.0
Telmex Argentina, S.A.	Argentina	96.7	(3)	96.4	(3)	95.3	(3)
Ertach, S.A.	Argentina	96.9	(4)	96.8	(4)	95.1	(4)
Telmex Chile Holding, S.A.	Chile	100.0		100.0		100.0
Telmex Corp S.A. (formerly Chilesat Corp S.A.)	Chile	99.7		99.7		99.7
Telmex TV, S.A.	Chile	100.0		100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6		99.6		99.6
Telmex Colombia, S.A.	Colombia	100.0	(5)	100.0		100.0
Network and Operation, S.A.	Colombia	100.0		100.0		100.0
The Now Operation, S.A.	Colombia	100.0		100.0		100.0
Megacanales, S.A.	Colombia	100.0		100.0		100.0
Cablecaribe, S.A.	Colombia	100.0		100.0		100.0
New Dinamic Company, S.A.	Colombia	100.0		100.0		—
Telmex Perú, S.A.	Peru	100.0		100.0		100.0
Boga Comunicaciones, S.A.	Peru	—	(6)	—	(6)	100.0
Ecuador Telecom, S.A. (Ecutel)	Ecuador	100.0		100.0		100.0
Telstar, S.A.	Uruguay	100.0		100.0		100.0

Affiliated companies:
Net Serviços de Comunicação S.A. (Net)	Brazil	34.6	%(7)	34.6	%(7)	34.4	%(7)
Eidon Software, S.A. de C.V.	Mexico	51.0	(1)	—		—

(1)	Companies acquired in 2009 (see Note 5).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(2)	On February 29, 2008, these companies were merged into Embratel.
(3)	Corresponds to the indirect equity interest of Telmex Internacional in Telmex Argentina; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina, S.A. is 100%.
(4)	Corresponds to the indirect equity interest of Telmex Internacional in Ertach; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.
(5)	On September 21, 2009 Telmex Hogar, S.A. was merged into Telmex Colombia, S.A.
(6)	On February 1, 2008, Boga Comunicaciones was merged into Telmex Perú.
(7)	Corresponds to the direct and indirect equity interest of Telmex Internacional in Net; the direct and indirect equity interest of Embratel Participações S.A. in Net at December 31, 2009 and 2008 is 35.3% (35.1% in 2007).

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the Telmex Internacional local network and data transmission to corporate networks, internet access, cable and satellite television and published and on-line telephone directories. Other revenues are obtained from the sale of telephone equipment principally.

Empresa Brasileira de Telecomunicações S.A. (Embratel) is the Company’s most significant subsidiary. Embratel provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from the Federal Government a renewal for a 20-year term concession. The cost of this license is based on 2% of the total annual revenues from switched telephone service of the year prior to when the license payment is due, net of taxes and social contributions, and is paid on a bi-annual basis. For the years ended December 31, 2009, 2008 and 2007, the cost was P. 319,981, P. 282,314 and P. 251,364, respectively, and is included in cost of sales and services. The satellite licenses are in effect through December 31, 2025, and the related license costs are paid by Star One based on a fixed annual payment of approximately P. 13.0 million. Both concessions may be renewed upon expiration.

Additionally, Telmex Internacional, in other countries, has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (long distance, fixed-line telephony, satellite service and cable television) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2011 and 2025.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

On March 2, 2010, the Company’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

2. Significant Accounting Policies

The principal accounting policies followed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (Mexican FRS), are described below:

a) Basis of consolidation and equity method

The consolidated financial statements include the accounts of Telmex Internacional, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements of the subsidiaries have been prepared for the same reporting period and following the same accounting policies as those of the Company. All companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the month following the date of acquisition, and cease to be consolidated when the Company no longer has control over the subsidiary.

The equity method of accounting is used for investments in affiliated companies over which the Company exercises significant influence. This accounting method consists in general terms of recognizing the Company’s proportionate share in the net income and the stockholders’ equity of the investee after their conversion to Mexican Financial Reporting Standards (see Note 5).

The gains and losses arising from issuances by investees of their own stock are recognized in stockholders’ equity.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the outstanding shares.

b) Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Beginning January 1, 2008, the Company adopted B-15 Foreign Currency Translation, which incorporates the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency. The application of the changes of this standard resulted in a decrease in the translation of foreign entities for 2008 of approximately P. 410,000. After the adoption, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in their functional currency are translated as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ii) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) revenues, costs and expenses are translated using the weighted average exchange rates;

iv) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in stockholders’ equity as part of the caption Accumulated other comprehensive income items; and

v) the statement of cash flows was translated using the weighted average exchange rate and the effect of exchange rate changes on cash balances is separately presented in the statement of cash flows under the caption Effect of exchange rate fluctuations on cash flows.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant monetary values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities were translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and was included in stockholders’ equity as part of the caption Accumulated other comprehensive income items.

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered cash items requiring the use of resources.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, and upon adoption, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss of the Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the Accumulated other comprehensive income items caption. In conformity with Mexican FRS B-10, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings in 2008.

The net monetary position gain (loss) shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Financing cost.

d) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, and other service charges to subscribers.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the rates authorized by the relevant regulatory bodies of each country. Revenues from international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues and expenses resulting from the sale of advertising in the telephone directory are recognized ratably over the period the directory is in circulation, typically twelve months. Revenues from the sale of equipment are recorded when products are delivered.

Subscription television revenue includes fees from the subscription service, connection fees, and pay-per-view services. Revenue is recorded in the month the services are provided.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Revenues related to the sale of capacity to the affiliate NET, under a long-term indefeasible rights of use agreement, is recognized on a straight line basis over the five-year term.

e) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

f) Cash and cash equivalents

Cash and cash equivalents consist principally of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate and interest rate fluctuations, the Company utilizes cross-currency interest rate swaps to fix exchange rates and interest rates on foreign-currency denominated debt being hedged; however, the Company does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions, with which the Company has entered into the related agreements. The Company uses the fair values obtained from the financial institutions, as a reference to establish the basis for recognition of the derivative instruments. Changes in the fair value of derivatives are recognized in the income statement.

h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed using a statistical analysis based on the Company’s past experience, current delinquencies and economic trends. With respect to accounts due from operators, the Company makes individual estimates that reflect its evaluation of pending disputes over amounts owed.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories for sale are valued using the average cost method and, through December 31, 2007, they were restated for inflation based on the National Consumer Price Index of each country. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued using the average cost method and, through December 31, 2007, were restated for inflation on the basis of specific indexes. The carrying value of inventories is not in excess of their net realizable value.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

j) Plant, property and equipment

Beginning January 1, 2008 plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment acquired abroad were initially recorded at acquisition cost and were then restated for inflation based on the NCPI of each country, and acquisitions of imported telephone plant and equipment were restated based on the rate of inflation of its country of origin and the prevailing exchange rate at the balance sheet date.

At December 31, 2007, approximately 74% of the value of the plant, property and equipment was restated for inflation using specific indexation factors.

Depreciation is computed on the assets’ carrying values using the straight-line method, based on the estimated useful lives of the related assets (see Note 6).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

k) Leases

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

l) Licenses, Trademarks and Prepaid Indefeasible Rights of Use (IRU)

The Company recognizes licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country. The amortization period is based on the terms of the licenses, which range from 5 to 29 years (see Note 7).

The Company recognizes trademarks at their estimated fair values at the time of their acquisition. Through December 31, 2007, trademarks were restated based on the rate of inflation of each country. The amortization is calculated using the straight-line method over periods ranging from one to ten years (see Note 7).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company recognizes prepaid indefeasible rights of use (IRU) at acquisition cost. The amortization is calculated using the straight-line method based on the terms of the agreements, which is 5 years.

The carrying value of intangible assets with defined useful lives is reviewed whenever there are indications of impairment in the value of such assets. When there are indications of impairment in the value of intangible assets, the related loss is determined based on the recoverable values of the related assets, which is defined as the higher of the asset’s net selling price or its value in use computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use, and intangible assets with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years ended December 31, 2009, 2008 and 2007, no impairment losses in the carrying amount of licenses, trademarks and prepaid rights of use have been recognized.

m) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined (see Note 5). Effective January 1, 2009, the Company adopted the changes in Mexican FRS B-8 Consolidated and Combined Financial Statements, in accordance with these changes, the goodwill is “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates. As a result of this adoption, the Company record an effect in goodwill and effect of translation of foreign entities of P. 3,388,371.

Impairment losses are recognized when the carrying amount of goodwill exceeds its recoverable value. Telmex Internacional determines the recoverable value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the goodwill is identified, by the average of the appropriate discount rates used in the determination of the present value of cash flows from the cash generating unit.

For the years ended December 31, 2009, 2008 and 2007, there was no impairment in the Company’s goodwill.

n) Provisions

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

o) Employee benefits

The cost of pension benefits, seniority premiums, the medical assistance plan and legal termination payments (dismissals) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions by the Company to the defined contribution plan are recognized as an expense.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations at December 31, 2007 is being amortized over a maximum period of five years. Prior to December 31, 2007, the transition liability was being amortized using the straight-line method over the estimated remaining working lifetime of Telmex Internacional’s employees. Prior service costs and actuarial gains and losses are being amortized over the estimated average remaining working lifetime of the Company’s employees (see Note 14).

The Company recognizes an accrual for the costs of paid absences, such as vacation time, based on the accrual method.

p) Employee profit sharing

Current-year and deferred employee profit sharing is included in Other expenses, net in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the book and tax values of all assets and liabilities. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was an indication that the related liability or asset would be realized in the future.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

q) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date, are charged or credited to results of operations.

See Note 13 for the Company’s consolidated foreign currency position as of December 31, 2009 and 2008, and the exchange rates used to translate foreign currency denominated balances.

r) Comprehensive income

Comprehensive income consists of the net income for the year, the effects of the translation of the financial statements of foreign entities, the changes in the result from holding non-monetary assets (prior to 2008), the effect of labor obligations (prior to 2008) and the deferred taxes related to those items.

Accumulated other comprehensive income items as of December 31, 2009, 2008 and 2007, are comprised of the following:

	2009		2008		2007
Effect of translation of foreign entities	P.	28,334,052	P.	7,707,843	P.	9,206,647
Deferred taxes		(7,933,535)		(2,176,811)		173,551
Deficit from re-expression of stockholders’ equity		—		—		(2,222,177)
Labor obligations		—		—		(75,360)

	P.	20,400,517	P.	5,531,032	P.	7,082,661

s) Income taxes

Deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008, the financial statement amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the effects of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

t) Income statement presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margins.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

u) Statement of Cash Flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of Cash Flows, which replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements is that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows first presents income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position for the year ended December 31, 2007.

v) Earnings per share

Earnings per share are determined by dividing net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

For the year ended December 31, 2007, earnings per share have been determined by dividing net income by the weighted average number of Telmex’s outstanding shares, since the split-up ratio was 1:1.

w) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, capital leases and accounts payable. The Company has other financial assets, such as accounts receivable and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the creditworthiness of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the Company’s collection cycles deteriorate significantly, its results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings, and is therefore exposed to risk related to the viability of such financial institutions.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company depends upon various key suppliers and vendors and accordingly, if any of these suppliers fail to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

x) Segment information

Segment information is prepared based on information used by the Company in its decision-making processes, based on the geographical areas in which it operates (see Note 18).

y) Reclassifications

Certain captions shown in the 2008 and 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements. An analysis of the effects of such reclassifications is as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Assets
Equity investments (1)	P.	5,714,639	P.	5,479,100	P.	11,193,739
Goodwill, net (1)		16,485,792		(5,479,100)		11,006,692

	As originally issued 2007		Reclassification		As reclassified 2007
Assets
Equity investments (1)	P.	5,932,778	P.	5,629,732	P.	11,562,510
Goodwill, net (1)		16,297,953		(5,629,732)		10,668,221

(1)	Reclassification of Goodwill to Equity investments in accordance with the adoption of MFRS C-7.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

z) New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected the Company’s accounting policies:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this new standard requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be recorded at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

The adoption of this standard did not have a material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS B-8 adds to Mexican FRS B-15 the specific requirement that the goodwill be “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

The adoption of this standard did not have material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009, except as described in Note 2(m) and 5.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of an SPE.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard requires consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in the affiliated company must be tested for impairment when indicators of impairment exists and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in net income of unconsolidated subsidiaries and affiliates.

The adoption of this standard did not have material effects on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 replaced Mexican accounting Bulletin C-8, Intangible Assets, and became effective for fiscal years beginning on or after January 1, 2009.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The adoption of this standard did not have a material impact on the Company’s financial statements as of December 31, 2009.

ii) The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

•

Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

•	Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

•	Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

•	Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

•

Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that this standard will not have a material impact on its determination of segments and related disclosures.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position;

•	Condensed income statement or statement of activities, as applicable;

•	Condensed statement of changes in shareholders’ equity;

•	Condensed statement of cash flows;

Notes to financial statements with select disclosures.

Mexican FRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

The Company expects that this standard will not have a material impact on its financial position and results of operations.

3. Accounts Receivable

a) An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	20,565,851	P.	18,663,948
Link-up services		570,443		672,019
Recoverable taxes		1,847,697		1,764,660
Derivative financial instruments (Note 10)		—		1,025,013
Sundry debtors		2,886,905		2,868,303

		25,870,896		24,993,943

Less:
Allowance for doubtful accounts		5,408,091		4,703,622

Net	P.	20,462,805	P.	20,290,321

b) An analysis of activity in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	4,703,622	P.	4,520,257	P.	4,661,878
Effect of acquired companies		—		26,048		63,754
Increase charged to expenses		3,676,161		2,702,855		2,684,271
Translation and monetary effects		1,474,843		(320,704)		(315,900)
Applications to the allowance		(4,446,535)		(2,224,834)		(2,573,746)

Ending balance at December 31	P.	5,408,091	P.	4,703,622	P.	4,520,257

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

4. Related Parties

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also either direct or indirect stockholders in such companies.

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is as follows:

	2009		2008
Due from:
Affiliates:
América Móvil, S.A.B. de C.V. (América Móvil)	P.	1,442,522	P.	992,805
Net Serviços de Comunicação S.A. (Net)		2,240,507		1,216,397
Teléfonos de México, S.A.B. de C.V. (Telmex)		176,922		145,708
AT&T Corp (AT&T)		83,413		39,909
Grupo Carso, S.A. de C.V. (Grupo Carso)		56,568		70,261
Other		187		179

	P.	4,000,119	P.	2,465,259

	2009		2008
Due to:
Affiliates:
América Móvil	P.	1,946,130	P.	1,233,931
Net		869,403		644,458
Telmex		262,330		173,833
AT&T		14,294		5,157
Grupo Carso		227,795		169,221
Other		118		741

	P.	3,320,070	P.	2,227,341

At December 31, 2009 and 2008, Accounts Receivable in Note 3 includes P. 2,100,846 and P. 961,951, respectively, with América Móvil related to co-billing.

b) For the years ended December 31, 2009, 2008 and 2007, the most significant transactions with related parties were:

	2009		2008		2007
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	1,080,644	P.	927,241	P.	259,790
Billing and services (2)		1,397,101		1,823,494		705,478
Interconnection expenses (3)		11,593,590		8,000,012		5,531,302

	P.	14,071,335	P.	10,750,747	P.	6,496,570

Revenues:
Sale of long distance services and other telecommunications services (4)	P.	6,139,939	P.	3,501,475	P.	2,355,277
Printing and distribution of white pages directories (5)		794,861		830,828		1,658,084
Sale of materials and other services (6)		259,222		590,932		669,324

	P.	7,194,022	P.	4,923,235	P.	4,682,685

(1)	For all three years, these transactions are comprised solely of network construction services and purchase of materials from subsidiaries of Grupo Carso and América Móvil, which are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(2)	In 2009, Telmex Internacional, through its subsidiaries, paid P. 997,231 (P. 1,479,216 in 2008 and P. 494,948 in 2007) to Telmex for services related to the Yellow Pages business, which include billing and collections and other administrative services, as well as an arrangement whereby the Company has access to Telmex’s customer database for agreed fees.

In 2009 and 2008, the Company reimbursed Telmex US$ 24.6 million (P. 334,188) and US $ 22.5 million (P. 243,997), respectively, of the amount Telmex paid Carso Global Telecom for consulting and administrative services.

No amounts were paid in 2009 and 2008 (P. 73,489 in 2007) for financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V.

(3)	Interconnection expenses include outgoing calls from fixed-line telephones to cellular telephones paid to subsidiaries of América Móvil. This includes P. 8,659,012 (P. 6,041,135 in 2008 and P. 4,949,030 in 2007) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil.
(4)	Revenues from billings of long-distance services and other telecommunications services in 2009 include P. 3,308,185 (P. 1,854,633 in 2008 and P. 1,399,077 in 2007) from América Móvil’s subsidiaries, P. 2,271,994 (P. 1,249,948 in 2008 and P. 588,542 in 2007) from Net and P. 196,462 (P. 141,467 in 2008 and P. 158,430 in 2007) from subsidiaries of AT&T.
(5)	Service related to the printing and distribution of Telmex’s white pages directories.
(6)	In 2009 and 2008, these transactions are comprised solely of the call center services rendered to América Móvil and Net. In 2007, the transactions include P. 597,066 from the sale of construction materials to subsidiaries of América Móvil.

c) In December 2009, Embratel signed an agreement for sale of capacity for P. 6,372 million (US$ 487.9 million), through which it grants, a right to use its IP Backbone infrastructure. In addition, Embratel signed an agreement to obtain the right to use the network of local access transmission capacity from Net through its network for P.6,551 million (US$ 501.7 million). Both agreements are indefeasible rights of use (IRU) for 5 years with an option to renew them for an additional 5 years.

d) During 2009, the Company paid P. 52,046(P. 53,275 in 2008) in direct short-term benefits to its key managers and top executives.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

5. Investments

a) Equity investments

An analysis of the equity investments in affiliated companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009		2008
Equity investments in:
Net Serviços de Comunicação S.A. (Net)	P.	16,567,698	P.	11,156,688
Other		198,866		37,051

Total	P.	16,766,564	P.	11,193,739

Net

The aggregate value of the Company’s investment in Net at December 31, 2009 and 2008, based on the quoted market value of Net’s shares and the number of shares held, is P. 19,246,342 and P. 14,078,035, respectively.

In February 2009, the Company paid P. 156,401 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result, the Company recorded goodwill in the amount of P. 156,401. Embratel’s equity interest in Net is 35.3% as of December 31, 2009 and 2008.

In February 2008, Company paid P. 147,840 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders.

In November 2008, Company acquired 795 thousand preferred shares in Net, for which it paid P. 52,760, thus increasing its equity interest in Net to 35.3%. As a result of the 2008 acquisitions, the Company recorded goodwill in the amount of P. 162,983.

In February 2007, Company paid P. 184,094 to directly and indirectly acquire additional shares in Net, to prevent dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result of 2007 acquisitions, the Company recorded goodwill in the amount of P. 184,094.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), Net completed the acquisition of the remaining 63.3% controlling interest in Vivax, S.A. (Vivax), the second largest cable television service provider in Brazil. This operation was carried out through an exchange of shares between Vivax’s stockholders and Net, whereby Vivax’s stockholders received 23 million shares of Net, with a market value of P. 8,625,212 (US$ 747.4 million) as payment for the shares they held in Vivax. As a result of this acquisition, Telmex Internacional’s equity interest in Net was diluted from 39.9% to 35.1% on such date, giving rise to a credit of P. 1,840,815 to stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is itself controlled by a foreign entity. Globo Comunicação e Participações S.A. (Globo) owns a majority of the voting interests in GB Emprendimientos e Partipações, S.A., which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel will have the right to purchase an additional interest in GB to gain control of 51% of the voting shares of Net, and Globo shall have the right to cause Embratel to purchase such interest.

The difference between the carrying value and the Company’s share of the net assets of Net corresponds to goodwill of P. 7,247,318 in 2009 and P. 5,479,100 in 2008.

b) Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	11,006,692	P.	10,668,221	P.	3,951,987
Acquisitions		—		333,413		6,693,405
Purchase accounting adjustments		4,418		5,058		22,829
Translation effects		3,388,371		—		—

Balance at end of year	P.	14,399,481	P.	11,006,692	P.	10,668,221

c) Investments in subsidiaries

As part of its strategy for expanding its business in Latin America, the Company made the investments during 2009, 2008 and 2007 shown in paragraphs d), e) and f) below. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including the opportunity to take advantage of synergies, increase cost savings, and integrate and expand services and coverage in Latin America.

d) Investments in 2009

Contenido Cultural

In February 2009, the Company paid P. 77,050 (US$ 5.9 million) to Pedregales del Sur, S.A. de C.V. e Inmobiliaria Carso, S.A. de C.V. (related parties) to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., an entity that sells print advertising. As a result of this acquisition the Company recorded an amount of P. 26,943 as contribution to stockholders.

EIDON Software

In April 2009, Telmex Internacional paid P. 247,860 (US$ 18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V. (related party) to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition the Company recorded an amount of P. 91,434 as contribution to stockholders.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

SAUSA

In December 2009, the Company acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P. 106,250 (US$ 8.1 million).

e) Investments in 2008

New Dinamic

In September 2008, the Company acquired all of the assets and assumed a portion of the liabilities of Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (cable television and internet providers in Barranquilla) for P. 351,548 (US$ 30.9 million). These companies operate as New Dinamic Company S.A.

The following analysis shows the allocation of the acquisition cost over the final fair values of the net assets acquired.

	New Dinamic October 2008
Current assets	P.	14,723
Plant, property and equipment, net		68,661
Licenses and trademarks		3,015
Less:
Current liabilities		68,264

Fair value of net assets acquired		18,135
% of equity acquired		100%

Total fair value of net assets acquired		18,135
Acquisition cost		351,548

Goodwill	P.	333,413

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the acquisition mentioned in the preceding paragraphs and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of 2007 and is determined based upon available information and other assumptions that management believes are reasonable.

The unaudited consolidated pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated Telmex Internacional information for the years ended December 31
	2008		2007
Operating revenues	P.	76,016,167	P.	68,331,248
Majority net income		5,535,012		6,355,695
Earnings per majority share (in Mexican pesos):		0.30		0.32

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

f) Investments in 2007

During 2007, the Company acquired several subsidiaries. The allocation of the acquisition cost over fair values of the net assets acquired at the acquisition date is as follows:

	Values at acquisition date
	TV Cable S.A. (1) March 2007		Cable Pacifico (1) March 2007		Boga March 2007		Ecutel March 2007		Telmex TV (formerly ZAPTV) August 2007		Ertach October 2007		Virtecom May 2007		Cable TV Companies (2) October 2007		Total
Current assets	P.	422,641	P.	28,943	P.	37,473	P.	19,305	P.	47,052	P.	75,321	P.	—	P.	502,841
Plant, property and equipment, net		780,806		232,109		32,535		53,379		77,456		112,736		6,867		77,810
Licenses and trademarks		474,545		89,441		5,380		917		76,998		1,242		—		—
Less:		—		—		—		—		—		—		—		—
Current liabilities		1,173,450		273,726		84,183		32,410		235,710		100,066		—		24,274
Long-term liabilities		—		3,144		—		—		—		—		—		—

Fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377
% of equity acquired		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

Total fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377	P.	1,228,834
Acquisition cost		1,404,060		1,298,710		284,577		270,708		57,401		297,676		21,732		4,287,375		7,922,239

Goodwill	P.	899,518	P.	1,225,087	P.	293,372	P.	229,517	P.	91,605	P.	208,443	P.	14,865	P.	3,730,998	P.	6,693,405

(1)	In November 2007, TV Cable was merged into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A.
(2)	Network and Operation, Cable Caribe, Megacanales and The Now Operation

Embrapar

During 2007, Telmex Internacional made additional acquisitions of non-controlling interests in Embrapar totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate carrying value of such acquisitions was P. 388,348, and the difference between the carrying value and the price paid was credited to stockholders’ equity.

TV Cable y Cable Pacífico

On March 13, 2007 and March 16, 2007, Telmex Internacional acquired 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (US$ 122.9 million) and P.1,298,710 (US$ 113 million), respectively. In November 2007, TV Cable was merged into Cable Pacífico, which then changed its name to Telmex Hogar, S.A. (Telmex Hogar), now Telmex Colombia, S.A. as of September 21, 2009.

TV Cable provides cable television, internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin (merged with Telmex Perú on February 1, 2008).

Boga

On March 9, 2007, Telmex Internacional paid P. 284,577 (US$ 25.0 million) to acquire 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A. acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L., which are cable television operators in Peru. The transfer of ownership of the assets included all the parts and accessories comprising the operations. The purchase price was P. 21,732 (US$ 2.0 million).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Ecutel

On March 12, 2007, Telmex Internacional acquired 100% of the shares of Ecuador Telecom, S.A., which provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil and Quito, Ecuador. The purchase price was P. 270,708 (US$ 23.6 million).

ZAP TV

On August 14, 2007, Telmex Internacional acquired 100% of the shares of ZAP TV Televisión Directa al Hogar, Ltda. (ZAP TV) for P. 57,401 (US$ 4.8 million). In December 2007, ZAP TV changed its name to Telmex TV, S.A. (Telmex TV). Telmex TV provides pay television services in Chile.

Ertach

On November 9, 2006, Telmex Internacional acquired 100% of the shares of Ertach, S.A. (Ertach) for which it paid P. 297,676 (US$ 28.3 million). This acquisition was closed in October 2007.

Ertach provides internet access and data and voice services in Argentina over a wireless network using Wireless Local Loop (WLL) and WiMax technology over the 3.5 GHz frequency.

Network and Operation, Cable Caribe, Megacanales and The Now Operation

In October 2007, through its subsidiaries, Telmex Internacional paid P. 3,733,092 (US$ 345.0 million) for all of the subscribers and 100% of the assets and a portion of the liabilities of Unión de Cableoperadores del Centro, Cablecentro, S.A., or Cablecentro (now operating as Network and Operation, S.A.), a cable television service provider. The Company also acquired 100% of the cable television subscribers of Megainvest Ltda. (now operating as Megacanales, S.A.), which produces content for cable television, and Comunicaciones Ver TV, S.A. (now operating as The Now Operation, S.A.), which publishes a television programming magazine. All of these companies operate in Colombia.

In October, 2007, the Company paid P. 554,283 (US$ 51 million) to acquire all of the subscribers, assets and a portion of the liabilities of Satelcaribe, S.A. (now operating as Cablecaribe, S.A.), a cable television service provider in Colombia.

6. Plant, Property and Equipment

a) A summary of this caption at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	158,008,226	P.	114,425,608
Computer equipment and other assets		34,021,840		23,498,881
Land and buildings		19,432,912		15,138,826
Construction in progress and advances		6,178,125		5,964,329

		217,641,103		159,027,644
Less:
Accumulated depreciation		137,517,337		100,548,419

Total	P.	80,123,766	P.	58,479,225

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

In December 2009, Star One signed a contract denominated in U.S. dollars with a manufacturer for the construction and delivery in orbit of the satellite Star One C-3. The project cost is estimated to amount to approximately P. 3,526,000 (US$ 270 million).

b) Depreciation of telephone plant and equipment has been calculated at annual rates based on useful lives ranging from 5 to 30 years. The rest of the Company’s assets are depreciated at rates based on useful lives ranging from 3 to 30 years. Depreciation expense charged to results of operations for the years ended December 31, 2009, 2008 and 2007 was P. 10,064,156, P. 7,695,564 and P. 6,436,751, respectively.

c) Plant, property and equipment, includes the following assets which are held under capital leases:

	2009		2008
Assets under capital leases	P.	893,164	P.	794,920

Less: Accumulated depreciation		501,023		225,280

Net	P.	392,141	P.	569,640

d) At December 31, 2009, Embratel has pledged property and other equipment with a carrying amount of P. 2,749,677 (P. 2,746,369 in 2008) in connection with certain legal proceedings. Also, at December 31, 2008, Star One had two fleet satellites pledged in guarantee to the Brazilian Federal Tax Agency (SRF) as a result of a review regarding the subsidiary’s income tax (IRPJ) and social contributions (CSLL), with a carrying amount of P. 2,505,182.

7. Licenses, Trademarks and Prepaid Indefeasible Rights of Use

a) An analysis of licenses, trademarks and prepaid indefeasible rights of use at December 31, 2009 and 2008 is as follows:

	2009		2008
Licenses and prepaid indefeasible rights of use, net	P.	12,740,656	P.	4,336,372
Trademarks, net		1,815,916		1,734,910

Total	P.	14,556,572	P.	6,071,282

Amortization expense associated with licenses, trademarks and prepaid rights of use is expected to be approximately P. 2,700,000 in each of the next five years.

b) Licenses and prepaid indefeasible rights of use

Telmex Internacional has software licenses, licenses for use of point-to-point and point-to-multipoint links and the indefeasible right to use transmission capacity and databases.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2009
Investment	P.	14,249,563	P.	8,781,014	P.	3,526,623	P.	26,557,200
Accumulated amortization		(9,913,191)		(1,178,178)		(2,725,175)		(13,816,544)

Net	P.	4,336,372	P.	7,602,836	P.	801,448	P.	12,740,656

In 2009, the investment corresponds primarily to the acquisition of the indefeasible right to use transmission capacity and point-to-point links.

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2008
Investment	P.	13,270,780	P.	3,015	P.	1,510,908	P.	(535,140)	P.	14,249,563
Accumulated amortization		(9,404,963)		—		(1,031,505)		523,277		(9,913,191)

Net	P.	3,865,817	P.	3,015	P.	479,403	P.	(11,863)	P.	4,336,372

In 2008, the investment corresponds primarily to the acquisition of point-to-point links, the right to use databases and the acquisition of software licenses.

An analysis of these investments in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	12,346,197	P.	226,236	P.	615,050	P.	83,297	P.	13,270,780
Accumulated amortization		(8,223,108)		—		(1,115,693)		(66,162)		(9,404,963)

Net	P.	4,123,089	P.	226,236	P.	(500,643)	P.	17,135	P.	3,865,817

In 2007, the investment corresponds primarily to the acquisition of rights-of-way and software licenses.

c) Trademarks

At December 31, 2009, the Company has recorded amounts for the trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2009
Investment	P.	2,480,796	P.	1,679	P.	560,944	P.	3,043,419
Accumulated amortization		(745,886)		(283,954)		(197,663)		(1,227,503)

Net	P.	1,734,910	P.	(282,275)	P.	363,281	P.	1,815,916

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2008
Investment	P.	2,327,305	P.	193,326	P.	—	P.	(39,835)	P.	2,480,796
Accumulated amortization		(471,788)		—		(240,536)		(33,562)		(745,886)

Net	P.	1,855,517	P.	193,326	P.	(240,536)	P.	(73,397)	P.	1,734,910

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	1,772,413	P.	422,287	P.	75,902	P.	—	P.	56,703	P.	2,327,305
Accumulated amortization		(250,769)		—		—		(218,361)		(2,658)		(471,788)

Net	P.	1,521,644	P.	422,287	P.	75,902	P.	(218,361)	P.	54,045	P.	1,855,517

8. Debt

a) An analysis of the Company's debt is as follows:

	Weighted-average interest rate at December 31,		Maturities from 2010 through	Balance at December 31,
	2009	2008		2009		2008
U.S. dollar denominated debt:
Banks	2.6%	3.4%	2014	P.	12,209,057	P.	13,053,784
Suppliers’ credit lines	4.3%	5.8%	2014		351,186		397,492
Capital leases	7.0%	6.7%	2011		53,378		71,592

Total U.S. dollar denominated debt:					12,613,621		13,522,868

Debt denominated in Brazilian reals:
Banks	9.4%	17.0%	2019		2,800,105		4,924,091

Total Brazilian real denominated debt					2,800,105		4,924,091
Mexican peso denominated debt:
Banks (domestic senior notes):	5.9%	10.1%	2014		15,000,000		5,500,000
Banks:	5.8%	—	2010		1,400,000		—

Total Mexican peso denominated					16,400,000		5,500,000

Debt denominated in other foreign currencies:
Banks	4.9%	11.7%	2018		1,645,089		1,140,906
Capital leases	8.4%	15.3%	2019		518,885		534,403

Total debt denominated in other foreign currencies					2,163,974		1,675,309

Total debt					33,977,700		25,622,268

Less: Short-term debt and current portion of long-term debt					12,667,266		14,727,645

Long-term debt				P.	21,310,434	P.	10,894,623

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The amount of the Company’s consolidated debt is within the cap set by the Board of Directors.

The rates shown in the table above are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld.

The Company’s short-term debt and the current portion of long-term debt is P. 12,667,266 at December 31, 2009 and P. 14,727,645 at December 31, 2008.

The weighted average cost of borrowed funds at December 31, 2009 and 2008 (including interest, fees, commissions and taxes withheld) was approximately 5.1% and 8.3%, respectively.

b) Domestic senior notes

On November 27, 2008, the National Banking and Securities Commission of Mexico (CNBV) authorized the Company to open a revolving dual domestic senior note program (Certificados Bursátiles). The amount authorized under the program is P. 10,000,000 or its equivalent in monetary investment units (UDIs) on the date of issuance. This program is revolving, though the sum of outstanding issuances on a given date may not exceed the authorized amount.

On September 4, 2009 the Company issued its first series of the year of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in August 2012. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 135 base points. Interest is paid every 28 days.

On December 4, 2009, the Company issued a second series of the year 2009, of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in November 2014. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 150 base points. Interest is paid every 28 days.

On November 27, 2009, CNBV authorized the increase of the original amount of the senior notes up to P. 20,000,000, or its equivalent in UDI’s (Unidades de Inversión). On December 11, 2009, the Company issued peso-denominated short-term senior notes (Certificados Bursátiles) in an aggregate principal amount of P. 5,000,000 which matured in January 2010. The interest rate of this issue is 5.07% for 40 days.

The maximum term for issuing domestic senior notes under the program is five years as of the authorization date.

Maturities of each long-term issuance shall be between one and forty years. Maturities of short-term senior notes shall not exceed 365 days.

At December 31, 2009, the Company has outstanding the following domestic senior notes:

Amount	Issuance date	Maturity date	Term (days)	Interest rate
P. 5,000,000	Sep-4-09	Aug-30-12	3 years	TIIE+135 bps
5,000,000	Dec-4-09	Nov-27-14	5 years	TIIE+150 bps
5,000,000	Dec-11-09	Jan-20-10	40 days	5.07%

P. 15,000,000

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Restrictions

A portion of Embratel’s debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the subsidiary has complied with all these restrictions.

A portion of Embratel’s debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the subsidiary.

The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as the Company or Carso Global Telecom (Telmex Internacional’s controlling stockholder) or its controlling current stockholders continue to control the majority of Embratel’s voting shares.

d) Lines of credit

At December 31, 2009, Embratel had unused lines of credit of P. 248,000 (US$ 19 million) available with a 4.5% annual interest.

e) Foreign currency denominated debt

An analysis of the foreign currency denominated debt at December 31, 2009, is as follows:

Currency	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)		Equivalent in Mexican pesos
U.S. dollar	965,917	P.	13.0587	P.	12,613,621
Brazilian real	373,356		7.4998		2,800,105
Other currency					2,163,974

Total				P.	17,577,700

f) Long-term debt

Maturities of long-term debt at December 31, 2009 are as follows:

Year	Total
2011	P.	5,174,517
2012		8,204,035
2013		1,906,033
2014		5,772,506
2015		145,837
2016 and thereafter		107,506

Total	P.	21,310,434

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

g) Credit agreements

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. The terms of these agreements restrict the ability of the Company’s subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, the Company is required to maintain certain specified financial ratios. At December 31, 2009, the Company has complied with all these financial ratios.

h) Subsequent event - Embratel

In January 2010, Embratel paid at maturity of P. 1,312 million (US$ 100.5 million) aggregate principal amount of a one-year bank loan.

In January 2010, Embratel signed a loan agreement with Banco Safra (BNDES—FINAME) for P.71,300 (R$ 9.5 million) for a period of 5 years with an annual interest fixed rate equal to 4.5%.

9. Capital Leases

a) At December 31, 2009 and 2008, the Company has capital leases for machinery and equipment.

b) Minimum lease payment obligations of future years under the leases at December 31, 2009 are as follows:

	2009
2010	P.	156,943
2011		163,530
2012		119,562
2013		116,497
2014		67,065
2015 and thereafter		146,471

Total		770,068
Less: unaccrued interest		197,805

Present value of minimum payments		572,263
Less: Short-term portion of capital lease obligations		105,796

Long-term capital lease obligations	P.	466,467

10. Derivative Financial Instruments

Embratel uses derivative financial instruments (cross-currency interest rate swaps) to protect itself from the financial effects of Brazilian real/U.S. dollar exchange rate and interest rate fluctuations in connection with its U.S. dollar denominated loans. For the years ended December 31, 2009, 2008 and 2007, Embratel recognized a loss (gain) of P. 1,670,060, P. (2,576,776), and P. 2,828,752, respectively, in results of operations in exchange (gain) loss, net for changes in the fair value of such instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

At December 31, 2009 and 2008, the financial instruments contracted by the Company are as follows:

2009 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	528,083	P.	(1,094,223)

2008 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	216,871	P.	1,025,013

The Company’s financial derivative instruments are acquired in the over-the-counter markets. The Company and its subsidiaries have entered into agreements only with well-known and financially strong financial institutions and counterparties. As a result, Telmex Internacional is able to balance its risk positions with its counterparties. The Company’s counterparties are local banks in the countries in which Telmex Internacional operates and have at least credit ratings of “A” on the Fitch scale, “A2” on the Moody’s scale, and “A” on the Standard & Poor’s scale.

The Company and its subsidiaries have no contractual obligations for derivative financial instruments for which they must provide pledges to guarantee margin calls.

11. Deferred Credits

At December 31, 2009 and 2008, deferred credits consist of the following:

	2009		2008
Advance billings	P.	2,497,110	P.	3,412,003
Advances from services (IRU)		6,265,892		—
Advances from subscribers and others		722,922		597,736

Total		9,485,924		4,009,739

Less: Short-term deferred credits		4,494,451		4,009,739

Long-term deferred credits	P.	4,991,473	P.	—

12. Accounts payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities at December 31, 2009 and 2008 is as follows:

	2009		2008
Suppliers	P.	11,519,806	P.	11,312,769
Accruals for contingencies		1,979,784		1,969,999
Derivative financial instruments (Note 10)		1,094,223		—
Sundry creditors		125,436		74,596
Link-up services		418,032		437,036
Accrued interest		274,412		236,628
Other		554,980		151,691

	P.	15,966,673	P.	14,182,719

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Changes in the Company’s principal accruals for contingencies during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	1,969,999	P.	5,399,516	P.	8,386,396
Increase through charge to expenses		814,278		354,137		350,832
Payments		(1,390,565)		(3,466,215)		(2,941,183)
Translation effects		586,072		(317,439)		(396,529)

Balance at end of year	P.	1,979,784	P.	1,969,999	P.	5,399,516

13. Foreign Currency Position and Transactions

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency (in millions)
	2009	Exchange rate at December 31, 2009		2008	Exchange rate at December 31, 2008
Assets:
U.S. dollars	194	P.	13.06	234	P.	13.54
Argentinean peso	171		3.44	247		3.92
Brazilian real	4,289		7.50	4,107		5.79
Chilean peso	45,282		0.03	60,172		0.02
Colombian peso	287,209		0.01	144,363		0.01
Peruvian sol	189		4.52	350		4.31

Liabilities:
U.S. dollars	1,165	P.	13.06	1,312	P.	13.54
Argentinean peso	172		3.44	182		3.92
Brazilian real	3,687		7.50	2,516		5.79
Chilean peso	64,797		0.03	51,031		0.02
Colombian peso	469,644		0.01	355,663		0.01
Peruvian sol	148		4.52	99		4.31

At March 23, 2010, the exchange rates are as follows:

Currency	Exchange rate
U.S. dollars	P.	12.58
Argentinean peso		3.26
Brazilian real		6.98
Chilean peso		0.02
Colombian peso		0.01
Peruvian sol		4.43
Euro		17.02

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

14. Employee Benefits

a) Short-term

An analysis of short-term employee benefits at December 31, 2009 and 2008 is as follows:

	2009		2008
Vacation accrual	P.	665,930	P.	544,011
Sundry contractual benefits		668,776		492,811
Other employee benefits		187,599		187,006

Total	P.	1,522,305	P.	1,223,828

b) Long-term

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers substantially all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities (assets) recorded at December 31, 2009 and 2008 for such plans are as follows:

	2009		2008
Defined-benefit pension plan (DBP)	P.	(531,903)	P.	(169,498)
Medical assistance plan (MAP)		2,871,369		1,973,695
Defined-contribution plan (DCP)		435,173		477,763

Total	P.	2,774,639	P.	2,281,960

DBP is determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds for these labor obligations through Fundação Embratel de Seguridade Social - Telos, an independent entity that manages these types of funds.

Unrecognized gains and losses are being amortized over a period of 14 years, the estimated average remaining working lifetime of the Company’s employees.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009				2008				2007
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	195	P.	135	P.	382	P.	52	P.	368	P.	49
Financial cost of benefit obligation		1,016,279		322,635		701,779		243,232		749,691		256,807
Expected return on plan assets		(1,235,739)		(11,475)		(876,485)		(16,614)		(849,446)		(26,121)
Amortization of (gains) losses		(92,893)		4,905		(43,494)		7,207		(9,447)		10,828

Net period (benefit) cost	P.	(312,158)	P.	316,200	P.	(217,818)	P.	233,877	P.	(108,834)	P.	241,563

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

A summary of the defined-benefit plan and medical assistance plan obligation at December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

Defined benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

An analysis of changes in defined-benefit plan and medical assistance plan obligations during the years ended December 31, 2009 and 2008 is as follows:
	2009				2008
	DBP		MAP		DBP		MAP
Defined benefit obligation at beginning of year	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,443,216
Labor cost		195		135		382		52
Financial cost on obligations		1,016,279		322,635		701,779		243,232
Actuarial (gain) loss		(579,422)		(73,858)		675,890		(96,535)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Translation effects		2,238,751		697,051		(401,126)		(136,040)

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

An analysis of changes in plan assets for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	9,172,387	P.	128,408	P.	8,921,064	P.	214,975
Expected return on plan assets		1,235,739		11,475		876,485		16,614
Actuarial gain (loss)		79,281		(31,694)		453,797		(3,163)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Contributions to fund		442		37		337		29
Translation effects		2,702,465		37,833		(496,726)		(11,970)

Fair value of plan assets at end of year	P.	12,301,967	P.	8,025	P.	9,172,387	P.	128,408

At December 31, 2009, 89% (81% in 2008) of plan assets were invested in fixed-yield securities, 7% (14% in 2008) in variable-yield securities, and the remainder in other investments.

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
(Overfunding) underfunding of obligation	P.	(2,916,008)	P.	3,165,752	P.	(1,573,884)	P.	2,237,440
Unamortized actuarial gain (loss)		2,384,105		(294,383)		1,404,386		(263,745)

Net projected (asset) liability	P.	(531,903)	P.	2,871,369	P.	(169,498)	P.	1,973,695

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	11.3	10.8	6.0
Salary increase:
Long-term average	4.5	4.5	—
Return on plan assets	11.3	10.8	6.0
Annual inflation:
Long-term average	4.5	4.5	—

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

Defined contribution plan

Embratel makes contributions to its defined contribution plan through Embratel Social Security Fund—Telos. Plan contributions are computed based on the salary of each employee. Participants choose their own contribution percentage (between 3% and 12% of the worker’s salary), and Embratel matches the employee’s percentage, though its contribution is capped at 8% of the participant’s salary. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Unpaid balances are adjusted monthly based on the return on the portfolio assets at that date, which is subject to a yearly increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2009, the balance of the DCP obligation amounted to P. 435,173 (P. 477,763 in 2008).

Pensions and seniority premiums - Mexico

Substantially all of the Company’s employees in Mexico are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The transition liability, prior service cost and unrecognized actuarial gains and losses are being amortized over 5 years, which is the average remaining service period of the covered employees. The most relevant information related to employee benefits is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	19,665	P.	20,053	P.	6,784
Financing cost on projected benefit obligation		58,000		55,098		22,146
Expected return on plan assets		(52,132)		(50,236)		(18,582)
Amortization of past services		1,391		1,429		1,049
Amortization of variances in actuarial assumptions		7,688		5,679		1,253

Net period cost	P.	34,612	P.	32,023	P.	12,650

Analysis of the defined benefit obligation

	2009		2008
Actuarial present value of labor obligation:
Vested benefit obligation	P.	292,512	P.	298,174
Unvested benefit obligation		403,510		344,257

Defined benefit obligation	P.	696,022	P.	642,431

Analysis of changes in the defined benefit obligation

	2009		2008
Defined benefit obligation at beginning of year	P.	642,431	P.	367,972
Labor cost		19,665		20,053
Financial cost on defined benefit obligation		58,000		55,098
Actuarial loss		2,187		14,287
Direct payments to employees		(26,261)		(21,801)
Transfers		—		206,822

Defined benefit obligation at end of year	P.	696,022	P.	642,431

Analysis of changes in plan assets

	2009		2008
Established fund at beginning of year	P.	540,362	P.	278,279
Expected return on plan assets		52,133		50,236
Actuarial loss		(23,864)		(4,451)
Contributions to trust fund		7,948		—
Transfers		—		216,298

Established fund at end of year	P.	576,579	P.	540,362

Analysis of the net projected liability

	2009		2008
Unfunded defined benefit obligation	P.	119,443	P.	102,069
Transition liability		(4,316)		(5,536)
Unamortized actuarial loss		(114,513)		(96,139)

Net pension and seniority premium liability	P.	614	P.	394

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	9.2	9.2	5.51
Salary increase:
Long-term average	4.5	4.5	0.97
Return on plan assets	9.2	9.2	5.51

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	299	P.	190	P.	178
Financing cost on projected benefit obligation		223		130		90
Actuarial loss		67		—		—
Amortization of past services		—		209		(72)

Net period cost	P.	589	P.	529	P.	196

Analysis of labor obligations for dismissals

	2009		2008
Defined benefit obligation	P.	3,340	P.	2,751

Net projected liability	P.	3,340	P.	2,751

A reconciliation of the recorded liability is as follows:

	2009		2008
Balance at beginning of year	P.	2,751	P.	2,222
Net period cost		589		529

Balance at end of year	P.	3,340	P.	2,751

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

15. Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex stockholders’ meeting held on December 21, 2007, in which the split-up was approved (see Note 1a). At December 31, 2009 and 2008, capital stock is represented by 18,015 million and 18,323 million common shares issued and outstanding, respectively, with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2009		2008
8,115 million Series “AA” shares	P.	10,555,469	P.	10,555,469
394 million Series “A” shares (415 in 2008)		600,472		633,651
9,506 million Series “L” shares with limited voting rights (9,793 in 2008)		5,821,701		5,983,690

Total	P.	16,977,642	P.	17,172,810

An analysis of the changes in 2009 and 2008 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	No. of shares	Amount		No. of shares	Amount		No. of shares	Amount
Balance at December 31, 2007	8,115	P.	10,555,469	430	P.	655,799	10,815	P.	6,617,295
Cash purchase of Company’s own shares (2)				(3)		(4,937)	(1,034)		(650,816)
Conversion of shares				(12)		(17,211)	12		17,211

Balance at December 31, 2008	8,115	P.	10,555,469	415	P.	633,651	9,793	P.	5,983,690
Cash purchase of Company’s own shares				(5)		(8,131)	(303)		(187,037)
Conversion of shares				(16)		(25,048)	16		25,048

Balance at December 31, 2009	8,115	P.	10,555,469	394	P.	600,472	9,506	P.	5,821,701

(1)	Number of shares in millions
(2)	Includes 414 million Series “L” shares and 1 million Series “A” shares, acquired through Telmex, as explained in paragraph c) of this Note.

Each “A” share can be converted into one “L” share at the option of the holder at any time. Each “AA” share is convertible into one “L” share at the option of the holder at any time, provided that the “AA” shares do not represent less than 20% of the total capital stock. The AA shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company. Series “A” common shares, which may be freely subscribed, must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock. Series “L” shares, which have limited voting rights may be freely subscribed and, in a percentage when combined with the Series “A” shares, may not exceed 80% of capital stock.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Voting rights

Each share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at any stockholders’ meeting in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares have the right to vote on the following matters:

•	The transformation of Telmex Internacional from one type of entity to another;

•

Any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•

Cancellation of the registration of Telmex Internacional’s shares in the securities or special sections of the Mexican National Securities Registry and in any other foreign stock exchanges in which they are registered.

On the basis of a resolution passed by Special Stockholders Meeting called for such purpose, holders of Series “L” shares shall be entitled to appoint up to two directors and their corresponding alternate directors.

For the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock would be entitled to request judicial relief against any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) At a regular meeting held on April 29, 2009, the stockholders agreed to declare a cash dividend of P. 3,098,073, equal to P. 0.17 per outstanding share, payable in two installments on August 20 and November 5, 2009.

At a regular meeting held on July 9, 2008, the shareholders’ agreed to declare a cash dividend of P. 2,786,482, equal to P. 0.15 per outstanding common share, payable in two installments on August 26 and November 22, 2008.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) From the date on which Telmex Internacional was incorporated until the date the shares of Telmex Internacional and Telmex began to trade separately, Telmex continued acquiring both its own shares, which at the time represented both shares of Telmex and shares of Telmex Internacional, by an amount equivalent to P. 3,571,744 corresponding to 414 million Series “L” shares and 1 million Series “A” shares of Telmex Internacional.

The shares acquired by Telmex in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors of Telmex were transferred by Telmex to Telmex Internacional as part of the split-up in cash and cash equivalents (inflow). Telmex Internacional then paid Telmex for the value of the shares that Telmex acquired in the name of Telmex Internacional (outflow), and the related amounts and treasury shares of both companies were adjusted accordingly. At a regular stockholders’ meeting held on July 9, 2008, the stockholders authorized P. 10,000,000 for the purchase of the Company’s own shares and as of such date, the Company initiated a program to purchase its own shares.

In addition, during 2008, the Company acquired 620.1 million Series “L” shares for P. 4,230,648 and 2.2 million Series “A” shares for P. 14,654. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

At a regular stockholders’ meeting held on April 29, 2009, the stockholders authorized an increase of P. 5,000,000 for the purchase of the Company’s own shares.

In addition, during 2009, the Company acquired 303.4 million Series “L” shares for P. 2,448,413 and 5.3 million Series “A” shares for P. 41,487. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year approved by the stockholders must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock. At December 31, 2009, the legal reserve is P. 2,910,431 and is included in retained earnings.

e) The terms of the split-up established that neither Telmex Internacional nor Telmex would hold shares of the other. At the time of the split-up, each Telmex stockholder became an owner of the same number and class of shares in Telmex Internacional as they held in Telmex. Consequently, both companies were owned by the same stockholders.

16. Income Tax and Flat-rate Business Tax

a) The Mexican Flat-rate Business Tax (FRBT) Law was published on October 1, 2007. On January 1, 2008, the Law became effective and abolished the Asset Tax Law. This FRBT law is only applicable to income generated in Mexico.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

FRBT is payable only to the extent it exceeds income tax for the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its taxable income projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

On December 7, 2009, a decree amending the Mexican Income Tax Law for 2010 was enacted, and it became effective as of January 1, 2010. The main change applicable to the Company is related to the tax rate, which includes a temporary increase of 2% for all taxpayers. The Corporate income tax rate will increase to 30% from 2010 to 2012, decrease to 29% in 2013 and then return to 28% in 2014.

b) For the years ended December 31, 2009 , 2008 and 2007 income tax expense is as follows:

Income tax (Foreign entities):

	2009		2008		2007
Current	P.	3,564,738	P.	117,360	P.	1,139,840
Deferred		767,428		552,828		1,415,789

Total income tax of foreign entities	P.	4,332,166	P.	670,188	P.	2,555,629

Income tax (Mexican entities):

	2009		2008		2007
Current	P.	113,297	P.	328,142	P.	916,480
Deferred		(22,982)		261,003		14,654

Total income tax of Mexican entities	P.	90,315	P.	589,145	P.	931,134

Total income tax of foreign and Mexican entities	P.	4,422,481	P.	1,259,333	P.	3,486,763

c) At December 31, 2009 and 2008, the foreign entities recognized deferred taxes on the following temporary differences:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,031,827		1,795,560
Plant, property and equipment		953,821		1,481,653
Other		3,876		—
Allowances and other reserves		1,415,042		1,146,298
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		6,445,855		6,497,783

Deferred tax liabilities:
Licenses		(347,406)		(603,051)
Other		—		(190,800)

		(347,406)		(793,851)

Deferred tax asset, net	P.	6,098,449	P.	5,703,932

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

d) At December 31, 2009 and 2008, the Mexican entities recognized deferred taxes on the following temporary items:

	2009		2008
Deferred tax assets
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Tax loss carryforwards		159,380		—
Plant, property and equipment		7,818		—
Accrued liabilities		31,948		6,883

	P.	661,748	P.	754,528

Deferred tax liabilities:
Deferred assets	P.	—	P.	(141,949)
Deferred tax liabilities		(23,871)		(6,915)
Effect of translation of investments		(7,933,535)		(2,176,811)
Plant, property and equipment		—		(1,410)

		(7,957,406)		(2,327,085)

Deferred tax liabilities net	P.	(7,295,658)	P.	(1,572,557)

Total Consolidated deferred tax asset, net	P.	1,197,209	P.	4,131,375

e) The income tax rates applicable in 2009 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Carryforward period
Mexico	28%	10 years
Brazil	34%	No expiration
Argentina	35%	5 years
Chile	17%	No expiration
Colombia	33%	No expiration
Ecuador	25%	5 years
U.S.A.	35%	10 years
Peru	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2009, 2008 and 2007 was P. 13,644,749, P. 4,686,318 and P. 7,418,436, respectively. The pretax income of Mexican subsidiaries in 2009, 2008 and 2007 was P. 340,620, P. 2,203,943 and P. 3,082,005, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

At December 31, 2009 and 2008, Embratel and subsidiaries have available tax loss carryforwards of P. 10,580,422 and P. 12,292,491, respectively, and negative social contribution bases of P. 10,121,220 and P. 11,674,340, respectively. Under Brazilian tax legislation, tax losses may be carried forward in future years and never expire; however, the tax loss carryforward applied in each year may not exceed 30% of the tax base. The tax rates applicable to the tax loss carryforwards and negative social contribution bases are 25% and 9%, respectively.

Also, at December 31, 2009 and 2008, subsidiaries of the following countries have available tax loss carryforwards that may be utilized in future years (see table above for carryforward period of each country):

	2009		2008
Chile	P.	6,643,910	P.	5,485,088
Argentina		1,000,241		1,188,338
Colombia		2,801,280		1,725,158
Ecuador		198,975		206,289

f) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2009		2008		2007
Income before income tax	P.	13,985,369	P.	6,890,261	P.	10,500,441
Statutory Mexican income tax rate		28.0%		28.0%		28.0%

Income tax at statutory rate		3,915,903		1,929,273		2,940,123
Difference with enacted rates in Mexico		927,601		392,752		474,544
Non-taxable income		(342,338)		(164,354)		(110,731)
Other tax deductions		77,454		39,749		6,190
Tax inflation effect		(61,238)		(128,091)		(126,215)
Valuation allowance on tax loss carryforwards and other assets		—		(750,961)		139,384
Other differences		(94,901)		(59,035)		163,468

Income tax	P.	4,422,481	P.	1,259,333	P.	3,486,763

Effective income tax rate		31.6%		18.3%		33.2%

g) At December 31, 2008 and 2009, the balance of the Restated contributed capital account (CUCA) and the Net tax profit account (CUFIN) was P. 21,687,700 and P. 8,275,198, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand-alone basis.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

17. Commitments and Contingencies

a) Commitments

At December 31, 2009, the Company has non-cancelable commitments of P. 2,065,332 (P. 3,215,137 in 2008) for the purchase of equipment, consulting and management services, and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 2,232,962 in 2009 (P. 2,275,215 in 2008 and P. 181,783 in 2007).

The Company’s subsidiary Consertel conducted a split-up in December 2007, which gave rise to a new company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. A certain amount of Consertel’s obligations were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against Consertel. The Company considers the risk of assertion of any such claim to be remote.

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus re-expression penalties and surcharges generated through July 2006 related to the Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). In 2007, Embratel settled claims totaling of P. 5,353,156, which included the State of Sao Paulo, thus resolving any disputes related to the matter in the states that implemented the benefits of this agreement.

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 52,851 at December 31, 2009 (P. 133,547 in 2008) not addressed by the agreement referred to above that are considered by the Company’s external lawyers as probable losses. Contingencies from the legal proceedings that are considered to be possible losses aggregate to P. 3,288,862 at December 31, 2009 (P. 2,489,332 in 2008).

Star One has tax contingencies of P. 8,811,473 at December 31, 2009 (P. 4,447,242 in 2008) for unpaid ICMS on internet and satellite use, which the Company considers as a possible loss; consequently, the Company has not provided for such contingencies in the financial statements.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. have total tax contingencies of P. 1,393,445 at December 31, 2009 (P. 1,056,538 in 2008), related to the contributions of PIS prior to 1995, which were offset in conformity with Brazilian tax laws. Based on the known facts and arguments and on the opinion of legal consul, only P. 53,774 at December 31, 2009 (P. 3,655 in 2008) of this contingency was considered as a probable loss and P. 1,339,672 at December 31, 2009 (P. 1,052,802 in 2008) as a possible loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One and Telmex do Brasil Ltda. have tax contingencies of P. 151,617 at December 31, 2009 (P. 110,125 in 2008) related to the payment of COFINS from 1999, considered as a probable loss, as well as P. 1,270,958 at December 31, 2009 (P. 2,297,788 in 2008), considered as a possible loss.

Other tax contingencies

Embratel, Embratel Participações, S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount of the claim status that is considered as a probable loss at December 31, 2009 is zero (P. 24,950 in 2008), and P. 5,431,938 at December 31, 2009 (P. 3,042,072 in 2008) was considered as a possible loss.

Additionally, Embratel received assessments by the Brazilian tax authorities in the form of a fine for not filing electronic files from 2001 through 2005 of P. 3,514,554 at December 31, 2009 (P. 2,714,716 in 2008), which are considered as a possible loss.

Embratel and Star One have other on-going litigation relating to the offsetting of IRPJ, PIS, COFINS, CIDE (Contribuição de Intervenção do Domínio Econômico), CSLL and IRRF on allegedly improper IRPJ and ILL (Imposto sobre lucro líquido) credits of P. 2,927,910 at December 31, 2009 (P. 2,261,570 in 2008), which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 1,136,216 at December 31, 2009 (P. 810,682 in 2008) has been accrued for probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation with claims totalling of P. 1,442,419 at December 31, 2009 (P. 1,156,670 in 2008), which are considered as a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers, for which it has accrued P. 163,174 in 2009 (P. 112,784 in 2008), since such amount was considered as a probable loss, and P. 385,754 at December 31, 2009 (P. 297,708 in 2008) was considered as a possible loss.

Additionally, Embratel received a fine from Anatel of P. 2,140,676 at December 31, 2009 (P. 1,033,604 in 2008), of which P. 1,986,607 at December 31, 2009 (P. 912,473 in 2008) was considered to be a possible loss, and P. 154,069 at December 31, 2009 (P. 121,131 in 2008) was considered as a probable loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

18. Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(2009 and 2008 in millions of nominal Mexican pesos; 2007 in millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		Ecuador		U.S.A.		Eliminations		Consolidated total
December 31, 2009
Operating revenues	P.	4,690	P.	72,325	P.	2,176	P.	3,652	P.	7,441	P.	1,827	P.	243	P.	312	P.	(126)	P.	92,540
Depreciation and amortization		126		8,225		468		727		1,479		342		135		24		—		11,526
Operating income		1,032		10,990		(10)		(240)		147		(67)		(276)		(524)		—		11,052
Segment assets		947		184,110		4,542		9,940		14,881		5,735		1,450		37		—		221,642
Goodwill		—		3,392		424		1,738		7,826		409		269		341		—		14,399

December 31, 2008
Operating revenues	P.	5,171	P.	59,954	P.	1,799	P.	2,380	P.	5,678	P.	1,270	P.	63	P.	300	P.	(610)	P.	76,005
Depreciation and amortization		73		6,773		449		494		883		248		29		19		—		8,968
Operating income		2,015		8,303		(290)		(299)		(226)		(120)		(136)		(324)		—		8,923
Segment assets		424		135,599		4,502		6,169		11,081		4,228		1,170		34		—		163,207
Goodwill		—		1,866		438		1,436		6,374		309		230		354		—		11,007

December 31, 2007
Operating revenues	P.	5,490	P.	55,457	P.	1,445	P.	1,695	P.	2,695	P.	987	P.	29	P.	111	P.	(149)	P.	67,760
Depreciation and amortization		66		6,442		263		344		434		189		17		16		—		7,771
Operating income		3,184		7,334		(37)		(149)		172		13		(23)		(164)		—		10,330
Segment assets		402		134,688		3,304		3,972		6,119		2,143		231		15		—		150,874
Goodwill		—		1,897		408		1,487		6,055		308		230		283		—		10,668

Intersegmental income by country is omitted as it is considered immaterial.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

19. Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2c, effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard required that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented using the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

Through December 31, 2007 the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10 and, in the case of foreign operations, as provided by Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007, because the application of such provisions was equivalent to not presenting the comparative financial statements in the same currency for all periods presented, as required by the United States Securities and Exchange Commission (SEC) rules.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 19 for the year ended December 31, 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2009 and 2008 complies with International Accounting Standard No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board; therefore, no reconciliation is presented.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Accounting Standards Codification (“ASC”) 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007
Cash flows from operating activities:
Net income under U.S.GAAP	P.	6,163,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,381,955
Amortization		1,068,839
Effect of exchange rate differences on debt		(2,789,199)
Monetary gain, net		141,051
Deferred taxes		1,883,584
Deferred revenues and deferred credits		(26,267)
Equity interest in net income of affiliates		(717,730)
Net periodic cost of labor obligations		145,575
Change in operating assets and liabilities		(728,494)

Total adjustments		6,359,314

Net cash provided by operating activities		12,522,322

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(14,679,007)
Initial cash from subsidiaries acquired		352,276
Investment in subsidiaries and affiliates		(10,336,068)
Other assets		(1,921,005)

Net cash used in investing activities		(26,583,804)

Cash flows from financing activities:
Proceeds from new loans		6,079,868
Repayment of loans		(3,771,268)
Capitalized interest		(113,153)
Cash dividends paid to non-controlling interest		(27,403)
Increase in parent investment		19,990,005

Net cash provided by financing activities		22,158,049

Effect of inflation accounting on cash and cash equivalents		3,178,444
Net increase in cash and cash equivalents		11,275,011
Cash and cash equivalents at beginning of year		5,992,792

Cash and cash equivalents at end of year	P.	17,267,803

Supplemental disclosure of cash flow information:	2007
Income taxes paid	P.	1,385,028
Interest paid		3,194,300
Employee profit sharing paid		51,733

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Noncash transactions related to investment in plant, property and equipment and intangible assets as of December 31, 2009, 2008 and 2007 were P. 6,119,886, P. 281,181 and P. 200,067, respectively.

Capitalized interest:

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of capitalized financing cost for U.S. GAAP purposes was determined by applying the weighted-average rate of interest.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize financing cost in its Mexican FRS financial statements. Starting January 1, 2007, although Telmex Internacional adopted the policy of capitalizing financing costs on assets under construction started on or after January 1, 2007, as a result of adopting Mexican FRS D-6, it did not capitalize any financing cost since it has not had significant qualifying assets with prolonged acquisition periods. The reconciling items for 2009, 2008 and 2007 show the capitalized interest and the related depreciation, as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 2i and Note 2j, through December 31, 2007, the re-expression of inventories and plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 10,419,221 in 2009 (P. 8,935,167 in 2008), and the depreciation expense for 2009 increased by P. 1,255,506 (P. 1,468,915 and P. 1,674,019 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 2s, under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP is determined following the guidelines of ASC 740, Income Taxes; however, through December 31, 2007, under Mexican FRS the deferred consequences of employee profit sharing were determined only on temporary differences considered non-recurring with a known turnaround time. The reconciliation between Mexican FRS and U.S. GAAP in 2007 does not include deferred employee profit sharing as related amounts are not significant.

Under Mexican FRS employee profit sharing is presented as other (expenses), net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2p, under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740 Income Taxes.

In accordance with Mexican FRS D-4 effective as of January 1, 2008, Telmex Internacional recognized deferred taxes on the cumulative effect of translation of foreign entities, which for the year ended December 31, 2009 was a decrease in stockholders’ equity of P. 5,756,724. However, under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The differences in the recognition of deferred income tax between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	(453,141)
2008		(2,013,208)
2009		(166,504)

The effect of deferred income tax on the difference between the indexed cost and the specific indexation factor valuation of plant, property and equipment and inventories, primarily for operation of the telephone plant, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2009 and 2008 that decreased stockholders’ equity were P. (3,499,067) and P. (2,852,202), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to stockholders’ equity as a result of this effect from 2007 through 2009 are the following:

2007	P.	(651,267)
2008		471,331
2009		(646,865)

In 2007, monetary gains of P. 267,411 on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to stockholders’ equity, as part of the change of the year.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Deferred taxes from our foreign operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,131,920		1,255,264
Allowance and other reserves		1,415,042		1,146,298
Other		6,043		—
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		5,594,294		4,475,834

Deferred tax liabilities:
Plant, property and equipment		(4,710,361)		(2,617,905)
Licenses		(130,819)		(462,133)
Other		—		(190,800)

		(4,841,180)		(3,270,838)

Deferred tax asset, net	P.	753,114	P.	1,204,996

For Mexican FRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the foreign operations amounted to P. 6,098,449 and P. 5,703,932 at December 31, 2009 and 2008, respectively.

Deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Plant, property and equipment		7,818		—
Tax loss carryforwards		159,380		—
Accrued liabilities		31,948		6,883

		661,748		754,528

Deferred tax liabilities:
Deferred assets		(15,826)		(22,598)
Deferred tax liabilities		(23,871)		(6,915)
Plant, property and equipment		—		(1,410)

		(39,697)		(30,923)

Deferred tax assets, net	P.	622,051	P.	723,605

Total consolidated deferred tax asset, net	P.	1,375,165	P.	1,928,601

For Mexican FRS purposes, as discussed in Note 16, the net deferred income tax liability recognized for the Mexican operations amounted to P. 7,295,658 and P. 1,572,557 at December 31, 2009 and 2008, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS, deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxing authority.

Employee benefit obligation:

Brazil – Defined Contribution Plan as of December 31, 2009 and 2008 is as follows:

	2009		2008
Unfunded liability (*):
Beginning balance	P.	477,763	P.	605,961
Plus – adjustments for percentage yield on plan assets		70,735		48,186
Less – gain on long and short term investments		(92,019)		—
Less – payments during the year		(120,695)		(142,862)
Effect of translation		99,389		(33,522)

Ending balance	P.	435,173	P.	477,763

Total expense:
Matching contribution plus risk benefits	P.	120,908	P.	117,042

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 12,309,992 and P. 9,300,795 at December 31, 2009 and 2008, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds are primarily invested in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	89% in fixed income

•	7% in stocks

•	3% in real estate

•	1% in beneficiary loans

•	seek the duration and convexity matching between its assets and liabilities

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The actual allocations for the pension assets as of December 31, 2009 and 2008 are as follows:

	2009
	Defined benefit plan	Medical plan	Total
Fixed income	89%	100%	89%
Stocks	7%	0%	7%
Real estate	3%	0%	3%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

	2008
	Defined benefit plan	Medical plan	Total
Fixed income	81%	100%	81%
Stocks	14%	0%	14%
Real estate	4%	0%	4%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

The table below presents the fair value hierarchy of the plan assets as of December 31, 2009.

The assumed Medical Plan cost trend rates, are as follows:

	December 31,
	2009	2008
Current trend rate	12%	12%
Ultimate trend rate	6%	6%
Year of ultimate trend rate	2022	2021

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3		Total
Fixed income	P.	10,911,258				P.	10,911,258
Stocks		896,813					896,813
Real estate				P.	401,044		401,044
Beneficiary loans					100,877		100,877

Established fund	P.	11,808,071		P.	501,921	P.	12,309,992

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2010	P.	668,034	P.	123,021	P.	791,055
2011		691,276		139,699		830,975
2012		714,344		157,779		872,123
2013		736,635		177,052		913,687
2014		759,587		197,496		957,083
2015 to 2019		4,122,745		1,319,628		5,442,373

Total	P.	7,692,621	P.	2,114,675	P.	9,807,296

ASC 715 Compensation – Retirement Benefits:

ASC 715 Compensation – Retirement Benefits, (ASC 715) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements were effective for fiscal years ending after December 15, 2006.

The components of the plan’s funded status reflected in the consolidated statements of financial position as of December 31, 2009 and 2008 are as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Projected benefit obligation	P.	(9,385,959)	P.	(3,173,777)	P.	(7,598,503)	P.	(2,365,848)
Fair value of plan assets		12,301,967		8,025		9,172,387		128,408

Over (under) funded status	P.	2,916,008	P.	(3,165,752)	P.	1,573,884	P.	(2,237,440)

Amounts recognized in other accumulated other comprehensive income consist of the following:

	2009				2008
	DBP		MAP		DBP		MAP
Unrecognized actuarial (gain) loss	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

Total	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Through December 31, 2007, for MFRS reporting purposes, labor obligations were accounted for under rules similar to ASC 715 prior to its amendment by SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006, which requires companies to recognize changes in the funded status (benefit obligation less fair value of plan assets) in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. Under Mexican FRS, such items are being amortized over the estimated average remaining working lifetime of the Company’s employees.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 2c. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and stockholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

Business combinations:

Business combinations achieved in stages (step acquisitions):

Under Mexican FRS, business acquisitions are recorded using the acquisition method. The acquisition method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Non-controlling interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (codified primarily in ASC 805, Business Combinations), which replaced SFAS No. 141, Business Combinations. The changes effected by the new standard include accounting for business combinations achieved in stages (step acquisitions). Under the new standard, it requires that identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree be recognized and measured at fair value as of the acquisition date, which is the date an acquirer takes control and begins to consolidate an acquiree. The Company adopted the revised ASC 805 as of January 1, 2009. However, the provisions of ASC 805 are applied prospectively. Thus, business combinations with an acquisition date before January 1, 2009, which were accounted for in accordance with the provisions of SFAS No. 141, have not been modified as a result of adoption of ASC 805. The adoption of this accounting pronouncement did not have any impact on the Company’s financial position or results of operations.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under the prior accounting method in accordance with SFAS 141, it required a step-acquisition model under which the fair value of net assets acquired were recorded only with respect to the percentage acquired in each step acquisition. Non-controlling interest is recorded based on the carrying value of the entity acquired; consequently, the non-controlling interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the acquisition method under Mexican FRS and the step-acquistion model under the prior standard in U.S. GAAP creates reconciling adjustments principally on the following:

Difference on the measurement of fair value for Mexican FRS and U.S. GAAP

a) Under Mexican FRS, assets acquired and liabilities assumed and their corresponding effect on depreciation and amortization in income are recognized at their full estimated fair values as of the date control is obtained. Under U.S. GAAP the estimated fair value of assets acquired and liabilities assumed was measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

In the Company’s case, step-acquisitions under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R) as of January 1, 2009, imply the determination of fair values using step-acquisition model at each acquisition date, which differs from the fair value used under Mexican FRS. As a result it created a reconciling item for the effects on income of the depreciation of plant, property and equipment, amortization of intangible assets and interest expense. The change in fair value of the percentage acquired at each acquisition date implies the reclassification between stockholders’ equity recognized under Mexican FRS and the fair value of the net assets acquired.

b) Under Mexican FRS, non-controlling interests are recorded at their estimated fair value at the date of acquisition, whereas under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), it was based on the historical carrying values of the acquired entity. This difference in the measurement of non-controlling interest affects the values assigned to plant, property and equipment, intangible assets, goodwill, debt and non-controlling interest on the balance sheet and the related depreciation and amortization, interest expense and non-controlling interest on the income statement.

Excess of fair value of acquired net assets over cost treated as equity transaction under Mexican FRS in a series of acquisitions.

Mexican FRS requires that acquisitions of non-controlling interests be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under the prior step-acquisition model of U.S. GAAP, any difference between the acquisition cost paid and the fair value of the net assets acquired at each acquisition date was treated as goodwill.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

In summary, due to the differences mentioned above, the reconciliations between net income and stockholders’ equity include the following adjustments:

In order to recognize the differences between the full fair value utilized for Mexican FRS and the fair value at each acquisition date for U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), and between the full fair value utilized for Mexican FRS and the carrying value for non-controlling interest under U.S. GAAP, the reconciliation of stockholders’ equity for 2009 and 2008 includes a decrease of P. (661,492) and P. (356,814), respectively, for accumulated depreciation and amortization. For the years ended December 31, 2009, 2008 and 2007, the impact on the reconciliation of net income to recognize the difference in depreciation and amortization expense is P. (205,352), P. (79,670) and P. 82,780, respectively.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes decreases of P. (65,324) and P. (50,458) respectively, to recognize the difference on the carrying value of fixed assets attributable to the non-controlling interest and its related fair value as recognized under Mexican FRS. For the years ended December 31, 2009, 2008 and 2007, the net income reconciliation includes P. (16,331), P. (12,615) and P. (13,362), respectively, related to the difference in depreciation and amortization on the carrying values of the non-controlling interest and its related fair value under Mexican FRS.

As result of the acquisitions of Embrapar’s non-controlling shares in 2005, 2006 and 2007, the Company has determined an excess of fair value of acquired net assets over cost at each acquisition transaction date, which according to Mexican FRS were treated as an equity transaction (equity increase) since they were acquisitions of a non-controlling interest; whereas for U.S. GAAP purposes the acquisitions of non-controlling interest are treated as step acquisitions giving rise to negative goodwill that have been accounted for as a reduction of non-current assets.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. (4,951,724) related to the reversal of the equity increase recognized under Mexican FRS for the acquisition of Embrapar’s non-controlling shares, and P. 4,530,885 and P. 3,840,520, respectively, to recognize the effect on accumulated depreciation and amortization due to the reduction of non-current assets under U.S. GAAP derived from the negative goodwill. For the years ended December 31 2009, 2008 and 2007, the reconciliation of net income includes P.690,365, P. 1,092,398 and P. 1,092,398, respectively, to recognize the effect of negative goodwill on depreciation and amortization expense under US GAAP.

In addition, gains or losses on dilution of investment in affiliate under Mexican FRS have been included in retained earnings, whereas under U.S. GAAP these gains were included in other capital contributions.

Excess of cost over the fair value of acquired net assets

In 2005, the Company acquired the remaining equity interest of a subsidiary. This transaction resulted in an excess of cost over the carrying value of net assets acquired, which was recognized as an equity transaction as required by Mexican FRS for acquisitions of non-controlling interest. As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes a credit of P. 296,601 due to the reversal of the decrease to equity recognized under Mexican FRS.

Impairment on Goodwill

Under Mexican FRS, an impairment loss on goodwill must be recognized if its carrying value exceeds its recoverable value, which is the greater of its net selling price, if it can be obtained, and its value in use.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The value in use can be determined through valuation techniques or, in a more practical manner, through its perpetuity value. Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

For US GAAP purposes the impairment test on goodwill requires a two-step process to identify and quantify the amount of impairment loss to be recognized. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole.

The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. When quoted market prices are not available, the fair value can be estimated using the best information that is available. US GAAP allows the use of present value techniques, and if used, the estimates of future cash flows used shall be consistent with the objective of measuring fair value.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. 305,304 to recognize the effect of the reversal of an impairment loss on goodwill recognized in the previous periods for Mexican FRS. In the determination of fair values, Telmex Internacional used the perpetuity values for Mexican FRS and the discounted cash flows technique for US GAAP purposes. Both techniques give different measurements and results, which in Telmex Internacional’s case, gave rise to an impairment charge under Mexican FRS for goodwill recognized for the acquisitions in Chile, whereas for US GAAP purposes no impairment charge was determined. Therefore, the reconciliations between Mexican FRS and US GAAP show the reversal of P. 305,304 impairment loss recognized under Mexican FRS in 2006.

Goodwill translation

Through December 31, 2008, for Mexican FRS purposes, the goodwill related to the foreign subsidiaries was recorded at the parent level and maintained in the parent’s functional currency. Under U.S. GAAP, the goodwill was “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Goodwill effect of change in valuation allowance of deferred income tax assets

For Mexican FRS purposes, a change in the valuation allowance of deferred income tax assets after the end of the purchase price allocation period that was originally recorded in a business combination using the purchase method is included in the determination of net income in the period in which the adjustment is determined, whereas for US GAAP prior to adoption of ASC 805, as modified by SFAS 141(R), the adjustment was recorded as reduction of the goodwill determined in the business combination. In 2009 and 2008 the related adjustment of P. 2,158,090 and P. 1,666,954, respectively, was included in the reconciliation of stockholders’ equity as of December 31, 2009 and 2008, and resulted in a decrease to goodwill and an increase in income tax expense of P. 1,666,954 in 2008.

Exchange of long-lived assets between entities under common control:

Mexican FRS requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred being treated as a capital transaction. For U.S. GAAP, the exchange of assets between entities under common control is accounted for at the lower of fair value or the carrying amount of the assets transferred. As of December 31, 2009 and 2008, the U.S. GAAP condensed balance sheets, include an increase in non-controlling interest of P. 1,170,300 and a decrease in stockholders’ equity for the same amount, related to the exchange of Telmex do Brasil and Net shares between Embrapar and Telmex Internacional which resulted in an increase in Telmex Internacional’s participation in Embrapar in October 2005.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was based on its net income after its conversion to Mexican FRS (see Note 2a), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income reconciled to U.S. GAAP. The differences in 2009, 2008 and 2007 of (P. 37,711) , P. 117,500 and P. 28,655, respectively, shown in the net income reconciliation represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, as previously described.

Condensed Balance Sheets as of December 31, 2009 and 2008, and Income Statements for the three years in the period ended December 31, 2009, 2008 and 2007 of Net Serviços de Comunicação S.A. under Mexican FRS are as follows:

Condensed Balance Sheets

	December 31,
	2009		2008
Assets
Current assets	P.	17,007,418	P.	10,910,362
Non-current assets		38,397,310		24,069,603

Total assets	P.	55,404,728	P.	34,979,965

Liabilities and Stockholders’ equity
Current liabilities	P.	7,548,164	P.	4,996,090
Non-current liabilities		21,509,806		13,934,103

Total liabilities		29,057,970		18,930,193
Stockholders’ equity		26,346,758		16,049,772

Total liabilities and stockholders’ equity	P.	55,404,728	P.	34,979,965

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Condensed Income Statements

	Year ended
	2009		2008		2007
Operating revenues	P.	28,810,704	P.	20,831,191	P.	12,924,219
Operating costs and expenses		(24,788,693)		(18,030,916)		(10,495,050)

Operating income		4,022,011		2,800,275		2,429,169

Net income	P.	4,622,785	P.	284,453	P.	1,709,953

Transaction between entities under common control:

In 2008, Telmex provided the Company access to its customer database for use in its yellow pages directories for a payment of P. 452,160. Since both entities are subsidiaries of Carso Global Telecom, this transaction was considered a transaction between entities under common control and was recognized as a charge to retained earnings for US GAAP purposes net of a tax benefit of P. 126,605. However, under Mexican FRS, the transaction was considered as an acquisition of a definite-lived intangible asset, which is being amortized over an eight-year period. Therefore, an adjustment of P. 369,735 in 2009 and P. 426,255 in 2008 was included in the US GAAP reconciliation which represents the excess over Telmex’s carrying value as of December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, the Company reversed the amortization expense related to the intangible asset of Ps. 56,520 and P. 25,905, respectively recorded under Mexican FRS and included an adjustment in net income of the US GAAP reconciliation.

Offsetting of assets and liabilities:

Under Mexican FRS, in the case of the existence of accounts receivable and accounts payable balances to the same person or entity, such balances, when applicable, a Company may offset for purposes of its presentation in the balance sheet. Accordingly, the net amount may be presented as either an asset or liability, while for U.S. GAAP purposes the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. As of December 31, 2009 for U.S. GAAP the balance sheet includes an account receivable from Net of P. 6,372 million and an account payable to Net of P. 6,551 million, while for Mexican FRS these balances were presented net in the balance sheet.

Other income (expenses):

Under Mexican FRS current and deferred employee profit sharing are presented as other income (expense), net; whereas under US GAAP they are presented in operating expenses. For the years ended December 31, 2009, 2008 and 2007, the amounts reclassified for this item amounted to (P. 44,854), (P. 55,734) and (P. 62,279), respectively.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of ASC 740, Income Taxes, with respect to the accounting for uncertainty in income taxes for U.S. GAAP purposes as of January 1, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertainty in income taxes in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years. As of December 31, 2009 and 2008, there are no uncertain tax positions that are not more likely than not to be sustained.

ASC 605, Revenue Recognition:

The Company presents taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes on a net basis in operating revenues.

Fair value measurements:

On January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 did not have a significant impact on the Company’s consolidated financial statements.

Accounting principles generally accepted in United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quote prices in active markets for identical assets or liabilities.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

•

Level 2 – Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with U.S. G.A.A.P., certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the debt and the derivative financial instruments.

The following tables summarize those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Liabilities
Derivative financial instruments	P.	—	P.	1,094,222	P.	—	P.	1,094,222
Debt	P.	5,000,000	P.	28,338,329	P.	—	P.	33,338,329

The following table provides a summary of significant assets and liabilities at December 31, 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Assets
Derivative financial instruments	P.	—	P.	1,025,013	P.	—	P.	1,025,013
Liabilities
Debt	P.	5,500,000	P.	19,953,276	P.	—	P.	25,453,276

In accordance with ASC 825, Financial Instruments, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on estimated borrowing rates that the Company would be offered for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2. The Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes, which are considered Level 1. As of December 31, 2009, the carrying value of total debt is P. 33,977,700 (P. 25,622,268 at December 31, 2008) and the fair value is P. 33,338,329 (P. 25,453,276 at December 31, 2008).

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Short-term debt:

The Company’s short-term debt at December 31, 2009 and 2008 is P. 6,806,126, and P. 11,016,031, represented principally by domestic senior notes in 2009.

Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2009, 2008 and 2007, advertising expense aggregated to P. 1,546,244, P. 1,520,582 and P. 1,185,779, respectively.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company.

ASC 605-25, Multiple-Element Arrangements

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 350, Intangibles—Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles—Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. Also in April 2008, the FASB issued and update to this ASC, that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and expanded disclosure related to the determination of intangible asset useful lives is required, effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	P.	4,307,931	P.	(4,307,931)	P.	—
Stockholders’ equity		81,529,277		4,307,931		85,837,208
Net income		3,328,579		(51,743)		3,276,836

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	P.	4,790,947	P.	(4,790,947)	P.	—
Stockholders’ equity		86,771,564		4,790,947		91,562,511
Net income		5,739,051		423,957		6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued ASC 815, Derivatives and Hedging, as amended by SFAS 161. This ASC requires enhanced disclosures about an entity’s derivative and hedging activities. Under ASC 815, as amended by SFAS 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective beginning January 1, 2009 and encourages comparative disclosures for earlier periods at initial adoption. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. These new disclosures are required for fiscal years ending after December 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance had no impact on the Company.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Net income as reported under Mexican FRS	P.	9,562,888	P.	5,630,928	P.	7,013,678

U.S. GAAP adjustments:
Capitalized interest on net financing cost		—		22,252		113,153
Reversal of amortization of intangible asset acquired in transaction between entities under common control		56,520		25,905
Depreciation of capitalized interest		(41,848)		(37,739)		(26,863)
Deferred income tax under U.S. GAAP included in this reconciliation		(166,504)		(346,254)		(453,141)
Goodwill effect of change in valuation allowance of deferred income tax asset		—		(1,666,954)		—
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,255,506)		(1,468,915)		(1,674,019)
Equity interest in net income of affiliate		(37,711)		117,500		28,655
Negative goodwill effect on depreciation and amortization		690,365		1,092,398		1,092,398
Difference between the measurement of depreciation and amortization expense due to step acquisitions		(205,352)		(79,670)		82,780
Difference between the carrying value and fair value of non-controlling interest		(16,331)		(12,615)		(13,361)
Effects of inflation accounting on U.S. GAAP adjustments		—		—		(272)

Total U.S. GAAP adjustments		(976,367)		(2,354,092)		(850,670)

Net income under U.S. GAAP	P.	8,586,521	P.	3,276,836	P.	6,163,008

Distribution of net income:
Majority interest		8,312,253		3,328,579		5,739,051
Non-controlling interest		274,268		(51,743)		423,957

		8,586,521		3,276,836		6,163,008

Weighted average outstanding shares (millions)		18,157		18,596		19,766
Earnings per share under U.S. GAAP (in pesos)	P.	0.46	P.	0.18	P.	0.29

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009	2008 Retrospectively Adjusted
Total stockholders’ equity under Mexican FRS	P.99,484,972	P.80,125,250
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest on net financing cost	604,531	468,205
Accumulated depreciation of capitalized interest or net financing cost	(139,803)	(77,791)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation	(1,862,094)	(1,527,383)
Transaction between entities under common control	(369,735)	(426,255)
Deferred income tax on effect of translation of foreign subsidiaries	7,933,535	2,176,811
Goodwill effect of change in valuation allowance of deferred income tax asset	(2,158,090)	(1,666,954)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of inventories and plant, property and equipment	(3,499,067)	(2,852,202)
Difference between the re-expression of inventories and plant, property and equipment based on specific indexation factors and on the basis of the NCPI	10,419,221	8,935,167
Labor obligations (ASC 715)	2,014,362	1,065,281
Equity investment in affiliated company	65,849	86,600
Reversal of goodwill impairment	305,304	305,304
Goodwill translation	—	447,050
Reversal of capital gain due to negative goodwill	(4,951,724)	(4,951,724)
Negative goodwill effect on depreciation and amortization	4,530,885	3,840,520
Difference between the measurement of accumulated depreciation and amortization due to step acquisitions	(661,492)	(356,814)
Reversal of capital loss for acquisition of non-controlling interest	296,601	296,601
Difference between the carrying value and fair value of non-controlling interest	(65,324)	(50,458)

Total U.S. GAAP adjustments net	12,462,959	5,711,958

Total stockholders’ equity under U.S. GAAP	P.111,947,931	P.85,837,208

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009	2008	2007
Operating revenues	P.92,540,086	P.76,004,741	P.67,760,171
Operating costs and expenses	82,313,044	67,716,273	58,172,227

Operating income	10,227,042	8,288,468	9,587,944
Other expenses, net	(3,119)	(46,700)	(180,413)
Financing income (cost), net	1,099,908	(2,000,410)	(22,348)
Equity interest in net income of affiliates	1,851,675	308,019	717,729

Income before income tax	13,175,506	6,549,377	10,102,912
Income tax	4,588,985	3,272,541	3,939,904

Net income	P.8,586,521	P.3,276,836	P.6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009		2008 Retrospectively adjusted
Assets
Current assets	P.	49,580,079	P.	37,705,009
Plant, property and equipment, net		88,448,843		65,349,309
Goodwill, net		12,843,296		10,220,378
Equity investments		16,832,412		11,448,654
Other non-current assets		19,135,878		10,417,161

Total assets	P.	186,840,508	P.	135,140,511

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	12,667,266	P.	14,727,645
Other current liabilities		37,135,907		21,908,084

Total current liabilities		49,803,173		36,635,729

Long-term debt		20,676,654		10,411,056
Employee benefits		764,231		1,226,744
Deferred taxes		3,648,519		1,029,774

Total liabilities		74,892,577		49,303,303

Stockholders’ equity		106,096,325		81,529,277
Non-controlling interest		5,851,606		4,307,931

Total Stockholders’ equity		111,947,931		85,837,208

Total liabilities and stockholders’ equity	P.	186,840,508	P.	135,140,511

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Total
Balances at December 31, 2006	P.	51,956,347
Increase in parent investment		19,990,005
Cash dividend paid to non-controlling interest in subsidiary		(122,763)
Acquisition of non-controlling interest		(388,348)
Gain on dilution of investment in affiliate		1,840,815
Comprehensive income:
Net income of the year		6,163,008
Other comprehensive income items:
Effect of translation of foreign entities		11,268,001
Effect of labor obligations, net of deferred taxes		855,446

Balances at December 31, 2007		91,562,511
Dividend declared		(2,786,482)
Repurchase of Company’s own shares in cash		(4,245,302)
Cash dividend paid to non-controlling interest in subsidiary		(195,208)
Related parties transactions		(325,555)
Comprehensive income:
Net income of the year		3,276,836
Other comprehensive income items:
Deferred taxes allocated to equity		471,331
Effect of translation of foreign entities		(1,716,016)
Effect of ASC 715, net of deferred taxes		(204,907)

Balances at December 31, 2008		85,837,208
Dividend declared		(3,098,073)
Repurchase of Company’s own shares in cash		(2,489,900)
Cash dividend paid to non-controlling interest in subsidiary		(52,291)
Transactions between entities under common control and acquisition of non-controlling interest		(224,627)
Comprehensive income:
Net income of the year		8,586,521
Other comprehensive income items:
Deferred taxes allocated to equity		193,473
Effect of translation of foreign entities		22,242,210
Effect of ASC 715, net of deferred taxes		953,410

Balances at December 31, 2009	P.	111,947,931

	2009		2008		2007
Comprehensive income for the year	P.	31,975,614	P.	1,827,244	P.	18,286,455

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(i) Telmex’s Recent Developments Report

128

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            )

Exhibits:

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741), filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2009 (our “2008 Form 20-F”).

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into our registration statement on Form F-3 (Registration No. 333-160114), filed with the Securities and Exchange Commission on June 19, 2009. The audited consolidated financial statements included in this report as Exhibit 99.1 supersede the audited consolidated financial statements included in the 2008 Form 20-F.

2

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements about our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the renewal, revocation or expropriation of our concessions, decisions of regulatory and judicial authorities, and the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under Item 3. Risk Factors in our 2008 Form 20-F, include regulatory developments, economic and political conditions, which have been affected by the global economic crisis, competition, customer demand, government policies, inflation rates, exchange rates and technological changes. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

3

PRESENTATION OF FINANCIAL STATEMENTS

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 17 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial information for periods through December 31, 2007 is presented in constant pesos as of December 31, 2007, while our financial information for 2009 and 2008 is presented in nominal pesos. See Note 1(II)(b) to our audited consolidated financial statements. In our financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, in an escisión, or split-up (the “Escisión”). The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Note 2 to our audited consolidated financial statements.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos” or “P.” are to the lawful currency of Mexico.

This report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of P.13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009. On March 23, 2010, the applicable Banco de México exchange rate for pesos was P.12.5796 to U.S.$1.00.

4

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this report.

	As of and for the year ended December 31,
	2009(1)		2009(2)		2008(2)		2007		2006		2005
	(millions of U.S. dollars)		(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)
Income Statement Data:
Mexican FRS:
Operating revenues	U.S.	9,120	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		6,489		84,736		84,362		86,884		83,491		85,210
Operating income		2,631		34,364		39,743		43,884		46,264		46,239
Financing cost, net		330		4,314		9,233		3,349		3,770		5,699
Income from continuing operations, net of income tax		1,567		20,469		20,177		28,889		27,701		27,263
Income from discontinued operations, net of income tax		—		—		—		7,166		2,615		4,926
Net income		1,567		20,469		20,177		36,055		30,316		32,189
U.S. GAAP:
Operating revenues	U.S.	9,120	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		6,672		87,128		85,749		89,983		87,676		89,782
Operating income		2,448		31,972		38,356		40,785		42,079		41,667
Income from continuing operations, net of income tax		1,518		19,818		19,782		28,985		27,087		26,221
Income from discontinued operations, net of income tax		—		—		2,173		6,848		1,081		3,100
Net income(3)		1,518		19,818		21,955		35,833		28,168		29,321
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	U.S.	7,987	P.	104,305	P.	112,865	P.	120,649	P.	124,613	P.	130,088
Total assets from continuing operations		13,658		178,355		187,125		172,826		188,182		200,793
Total assets from discontinued operations		—		—		—		—		107,366		93,980
Total assets		13,658		178,355		187,125		172,826		295,548		294,773
Short-term debt and current portion of long-term debt		1,514		19,769		22,883		12,282		9,041		14,501
Long-term debt		6,364		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity		2,935		38,321		39,371		42,159		121,321		135,879
Capital stock		691		9,020		9,139		9,403		28,011		29,728
U.S. GAAP:
Plant, property and equipment, net	U.S.	8,152	P.	106,453	P.	115,676	P.	124,825	P.	130,215	P.	136,824
Total assets from continuing operations		12,823		167,453		177,033		163,263		183,815		207,272
Total assets from discontinued operations								132,191		87,807		70,466
Total assets		12,823		167,453		177,033		295,454		271,622		277,738
Short-term debt and current portion of long-term debt		1,514		19,769		22,883		12,282		9,041		14,501
Long-term debt		6,364		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity (3)		572		7,465		11,309		122,414		103,195		117,935
Capital stock		691		9,020		9,139		27,231		28,011		29,728

(See footnotes on following page)

5

	December 31,
	2009	2008	2007	2006	2005
Operating Data:
Billed lines (thousands) (4)	15,882	17,589	17,800	18,251	18,375
Internet access accounts (thousands)	6,651	5,217	3,320	2,660	2,116
Billed lines per employee (4)	384.5	413.8	401.8	402.0	399.6
Domestic long-distance call minutes for the year (millions)	19,837	19,687	18,275	18,108	17,853
International long-distance call minutes for the year (millions)(5)	7,526	8,733	9,531	8,997	7,131
Total local calls (millions)	20,835	22,583	24,892	26,575	26,680
Prepaid telephone service cards sold (millions)	83	120	187	230	258

(1)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of P.13.0587 per U.S. dollar, the exchange rate reported by Banco de México for December 31, 2009.
(2)	Note 1 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that became effective in 2009 and 2008. The pronouncements that became effective on January 1, 2009 and 2008, were fully implemented in the financial statements included in this Report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(3)	Prior years were retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to ASC 810 Consolidation. See Note 17. Differences between Mexican FRS and U.S. GAAP to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(4)	Until 2008, includes lines with at least two months behind on bill payments.
(5)	Includes incoming and outgoing traffic.

6

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2009	2008	2007	2006	2005
Mexican FRS(1)	5.7	4.9	7.1	6.7	7.0
U.S. GAAP(2)	5.6	4.9	7.0	6.7	6.8

(1)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and notes thereto included in this report. Our audited consolidated financial statements have been adjusted to treat as discontinued operations the businesses we transferred to Telmex Internacional in the Escisión in December 2007. Accordingly, they differ from the financial statements we have previously published. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we transferred to Telmex Internacional in the Escisión.

Overview

Our total revenues have fallen in recent years, as declining revenues from local, interconnection and long-distance services have been only partly offset by increasing revenues from data services. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for our services. Revenue has also declined, partly because we provide our customers with packages of a range of services that effectively provide larger discounts.

Competition and changing technologies have had extensive effects on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in mobile telecommunications has made mobile phone operators the main competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. On the other hand, the number of our broadband Internet access subscribers (Infinitum ADSL) grew by 30.2% in 2009 and 71.3% in 2008, and we expect that it will continue to grow and could affect the usage of other services.

Our mix of revenues has been changing as a result. Revenues from voice services represented 69.2% of our total revenues in 2009 compared to 74.7% in 2008, while revenues from data services represented 25.9% of our total revenues in 2009 compared to 20.4% in 2008. These changes have also affected our profit margins. In 2009, total revenues decreased by 4.0%, but our operating income decreased by 13.5%. Our operating margin decreased to 28.9% in 2009 from 32.0% in 2008, because of the changing mix of our revenues.

We expect that our revenues attributable to voice services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products. We expect our revenues from data services will increase as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in data services revenues.

Our future results may be affected significantly by factors beyond our control, including general economic and financial conditions in Mexico, exchange rate variations and regulatory developments. The current recessionary environment may further exacerbate the impact of these factors on us. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange gain, net, was P.1,097 million in 2009 and exchange loss, net, was P.2,494 million in 2008. Finally, we may be affected by actions taken by regulatory authorities and by judicial decisions on regulatory matters.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 1(II)(b) to our audited consolidated financial statements.

8

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of pesos in 2009 and 2008 and in millions of constant pesos as of December 31, 2007 for 2007)
Operating revenues:
Local service	P.	45,028	37.8%	P.	48,982	39.5%	P.	54,398	41.6%
Domestic long-distance service		14,143	11.9		15,742	12.7		17,349	13.3
International long-distance service		6,662	5.6		8,793	7.1		9,678	7.4
Interconnection service		16,573	13.9		19,140	15.4		22,604	17.3
Data services		30,817	25.9		25,387	20.4		22,280	17.1
Other		5,877	4.9		6,061	4.9		4,459	3.3

		119,100	100.0		124,105	100.0		130,768	100.0

Operating costs and expenses:
Cost of sales and services		34,159	28.7		32,523	26.2		32,364	24.7
Commercial, administrative and general expenses		20,830	17.5		19,863	16.0		19,553	15.0
Interconnection		11,796	9.9		14,043	11.3		16,542	12.6
Depreciation and amortization		17,951	15.0		17,933	14.5		18,425	14.1

		84,736	71.1		84,362	68.0		86,884	66.4

Operating income		34,364	28.9%		39,743	32.0%		43,884	33.6%

Other expenses, net		1,350			679			44

Financing cost:
Interest income		(711)			(913)			(1,396)
Interest expense		6,122			7,652			6,615
Exchange (gain) loss, net		(1,097)			2,494			643
Monetary gain, net(1)		—			—			(2,513)

		4,314			9,233			3,349
Equity interest in net income (loss) of affiliates		255			(62)			17

Income before income tax		28,955			29,769			40,508

Income tax		8,486			9,592			11,619

Income from continuing operations		20,469			20,177			28,889

Income from discontinued operations, net of income tax		—			—			7,166

Net income	P.	20,469		P.	20,177		P.	36,055

Distribution of net income:
Controlling interest	P.	20,469		P.	20,177		P.	35,485
Non-controlling interest		—			—			570

	P.	20,469		P.	20,177		P.	36,055

Earnings per share from continuing operations	P.	1.11		P.	1.07		P.	1.46

Earnings per share from discontinued operations	P.	—		P.	—		P.	0.34

Earnings per share	P.	1.11		P.	1.07		P.	1.80

(1)	We do not report monetary gain after 2007, because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

9

Revenues

Total revenues in 2009 were P.119,100 million, a decrease of 4.0% compared to 2008, primarily due to a decline in revenues from local services, long-distance services and the “calling party pays” service, partly offset by the increase in revenues generated from data services. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 74.7% in 2008 to 69.2% in 2009, while revenues from data services grew to 25.9% of our revenues in 2009 compared to 20.4% in 2008.

Local Service Revenues

Operating revenues from local services include installation charges for new lines, monthly line rental charges, monthly fees for digital services and monthly measured service charges based on the number of calls. These revenues depend on the number of billed lines, the number of new lines installed and the volume of calls. Measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume.

Revenues from local service decreased by 8.1% in 2009 and 10.0% in 2008. The decreases in 2009 and 2008 were principally due to a decrease in billed lines, lower average revenue per local billed call and reductions in local traffic due to competition from both wireless and other fixed-line service providers.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume.

Domestic long-distance revenues decreased by 10.2% in 2009 and by 9.3% in 2008. The decrease in 2009 was primarily due to lower average revenue per minute. The decrease in 2008 was primarily because the increase in traffic was not enough to offset the lower average revenue per minute. Lower average revenue per minute in both 2009 and 2008 was due to our increased offerings of multi-service packages that include long-distance minutes, which promote traffic volume but reduce average revenue per minute.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2009, settlement payments from foreign carriers represented 2.2% of our consolidated revenues and 38.7% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues decreased by 24.2% in 2009 and by 9.1% in 2008. The decrease in 2009 was primarily due to a decline in outgoing traffic of 31.8%, reflecting a decrease in Mexico’s economic activity as well as a decrease in traffic from mobile operators, partially offset by an increase in average revenue per minute. Revenues from incoming international long-distance traffic decreased by 22.8% in 2009, mainly due to an 8.6% decline in incoming traffic and a reduction in average revenue per minute. The decrease in 2008 was primarily due to lower average revenue per minute and a decline of incoming traffic. Outgoing billed minutes increased by 2.1% and incoming billed minutes decreased by 11.1%.

10

Revenues from Interconnection Service

Revenues from interconnection service are comprised of fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long-distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” service, which covers long-distance calls as well as local calls. In the case of local and domestic long-distance service, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a mobile telephone. Of that amount, we pay a percentage to the mobile carrier that completed the call (68.1% in 2009). We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service decreased by 13.4% in 2009 and by 15.3% in 2008. The decreases in 2009 and 2008 were primarily due to a decrease of the “calling party pays” rates and a decline in traffic due to increased market penetration by mobile phone carriers. In 2009, revenues from fixed-to-mobile calls represented 84.2% of interconnection revenues (88.2% in 2008) and revenues from local and long-distance operators represented 10.6% of interconnection revenue (8.2% in 2008 ). The balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls. Pursuant to an agreement with all mobile phone operators in Mexico concluded in 2006, the “calling party pays” rate for local, domestic long-distance and international long-distance services declined from 2006 to 2010.

Revenues from Data Services

Revenues from data services consist of revenues from Internet access service and corporate networks. Revenues from Internet access service include service fees for broadband and dial-up Internet access. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from virtual private network (VPN) services and revenues from the sale of value-added services to these customers.

Revenues from data services increased by 21.4% in 2009 and by 13.9% in 2008. The increases in 2009 and 2008 were primarily due to increases in the number of Internet access accounts by 30.2% in 2009 and 71.3% in 2008 (totaling 6.5 million in 2009 and 5.0 million in 2008), partially offset by lower average revenues per Internet access account. Revenue from data services also increased in 2009 and 2008 due to higher revenues from VPN services and data-related value-added services for the corporate market.

Other Revenues

The main components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues decreased by 3.0% in 2009 and increased by 35.9% in 2008. The decrease in 2009 was mainly due to lower revenues from our billing and collection services, partially offset by increased sales of computers at Telmex stores. The increase in 2008 was primarily due to higher sales of computers at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 5.0% in 2009 and by 0.5% in 2008. The increase in 2009 was primarily due to higher labor costs, cost of goods sold attributable to higher sales of computers and telecommunications equipment and third party services for corporate customers. The increase in 2008 was due to cost of goods sold attributable to higher sales of computers, higher utilities expenses, and higher expenses for maintenance and third party services related to our corporate customers’ networks as well as our data network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 4.9% in 2009 and 1.6% in 2008. The increase in 2009 was primarily due to higher charges for doubtful accounts receivable, higher labor costs and higher sales activities related to the growth of Internet broadband services, effects partially offset by various initiatives to reduce costs. The increase in 2008 was primarily due to increased expenses related to sales activities and a higher charge for doubtful accounts receivable, partially offset by lower expenses related to a lower number of prepaid cards sold in 2008.

11

Interconnection Costs

Interconnection costs include payments to mobile phone carriers for “calling party pays” services. Interconnection costs decreased by 16.0% in 2009 and by 15.1% in 2008. The decreases in 2009 and 2008 were due to both a decline in the rate paid to mobile phone operators for calls under the “calling party pays” services and a decline in fixed-to-mobile traffic.

Depreciation and Amortization

Depreciation and amortization remained stable in 2009 and decreased by 2.7% in 2008. The decrease in 2008 was due to a decrease in the amount of our depreciable assets. According to Mexican FRS applicable through 2007, we adjusted imported fixed assets based on the rate of inflation in the country of origin of the asset and the prevailing exchange rate. Fixed assets acquired in Mexico were adjusted based on the rate of Mexican inflation.

Operating Income

In 2009, operating income decreased by 13.5%, reflecting a 4.0% decrease in revenues and a 0.4% increase in operating costs and expenses. Operating margin decreased to 28.9% in 2009 from 32.0% in 2008.

In 2008, operating income decreased by 9.4%, reflecting a 5.1% decrease in revenues and a 2.9% decrease in operating costs and expenses. Operating margin decreased to 32.0% in 2008 from 33.6% in 2007. The decrease in operating margins in both periods reflects a continuing shift in our mix of revenues, with voice services representing a lower proportion of revenues and data services representing a higher proportion.

Other Expenses, Net

Other expenses, net, amounted to P.1,350 million in 2009, P.679 million in 2008 and P.44 million in 2007. Other expenses, net, mainly consist of the net amount we are required to recognize under our employee profit sharing obligations. Telmex, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

In 2007, other expenses were offset by a gain of P.1,653 million as a result of the favorable resolution of legal proceedings between us and the Mexican tax authorities regarding the deductibility of employee profit sharing amounts we paid in 2004 and 2005. Other expenses in 2007 were also offset by a gain of P.372 million from the sale of marketable securities and a gain of P.188 million from recoveries under our insurance policies, principally in connection with damages caused by hurricanes.

Financing Cost, Net

Under Mexican FRS, net financing cost reflects interest income, interest expense, and foreign exchange gain or loss. Through 2007, it also included the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (64.8% at December 31, 2009) is denominated in U.S. dollars, and we engage in derivative transactions to manage our exposure to exchange rate variation.

In 2009, net financing cost was P.4,314 million compared with P.9,233 million in 2008. The changes in each component were as follows:

•	Interest income decreased by 22.1% in 2009 and by 34.6% in 2008. The decreases in 2009 and 2008 were both due to a lower average level of interest-bearing assets.

12

•

Interest expense decreased by 20.0% in 2009 and increased by 15.7% in 2008. The decrease in 2009 was primarily due to a lower average level of debt. The increase in interest expense in 2008 was partly due to the losses on interest-rate swaps, offset by a lower average interest rate and a lower average level of debt. In each year, we recognized net losses on interest-rate swaps (P.2,057 million in 2009, P.2,440 million in 2008 and P.176 million in 2007).

•

We recorded net exchange gain of P.1,097 million in 2009 and net exchange loss of P.2,494 million in 2008. In 2009, the net exchange gain was due to a gain caused by the appreciation of the peso against the U.S. dollar by approximately 3.5% during 2009, partly offset by net fair value losses on currency hedging instruments. In 2008, the net exchange loss was due to a loss caused by the depreciation of the peso against the U.S. dollar by approximately 24.6% during 2008, offset by a net fair value gain on currency hedging instruments.

•

Beginning 2008, we did not recognize the effects of inflation because of a change in Mexican FRS. Through 2007, we recognized a net gain in our monetary position because average monetary liabilities exceeded average monetary assets.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. Under the Mexican Tax Reform Law approved in December , 2009, the corporate income tax rate will be increased from 28% to 30% for 2010 through 2012, and will be scaled back to 29% in 2013 and to 28% in 2014 and future years. Our effective rate of corporate income tax as a percentage of pre-tax profit was 29.3% in 2009, 32.2% in 2008 and 28.7% in 2007. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax reporting purposes. This causes our pretax income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. As a result, our effective tax rate in 2009 was lower than in 2008 due to a lower rate of inflation of 3.6% in 2009 compared to 6.5% in 2008. In 2008, as a result of the impact of inflation for tax purposes, our taxable income was higher than our income under Mexican FRS, and our effective tax rate was higher in 2008 than in 2007.

On October 1, 2007, the Flat-Rate Business Tax Law (FRBT or “Impuesto Empresarial a Tasa Única”) was published and became effective as of January 1, 2008. Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the FRBT, certain FRBT credits also may be deducted from the FRBT payable. Under the FRBT’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

Income from Continuing Operations, Net

Income from continuing operations, net, increased by 1.4% in 2009 and decreased by 30.2% in 2008. The increase in 2009 was due to lower financing cost and income taxes, offset by the decline in revenues from voice services. The decrease in 2008 was due to a decline in revenues from voice services and an increase in the financing cost, partly offset by a decrease in income taxes.

Liquidity and Capital Resources

Our main capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.40,235 million in 2009 and P.45,905 million in 2008.

13

We had a working capital surplus of P.14,547 million at December 31, 2009. We believe that our working capital is sufficient to cover our current requirements.

Our capital expenditures were P.8,998 million in 2009, P.10,081 million in 2008 and P.13,440 million in 2007. In 2009, we used 67.4% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for other projects. We expect that our capital expenditures in 2010 will be approximately P.10.2 billion (U.S.$761 million), excluding expenditures for any business acquisitions we may make. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment.

The amount we spent on share repurchases was P.4,095 million in 2009, P.12,872 million in 2008 and P.15,783 million in 2007. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources.

Dividends paid totaled P.15,093 million in 2009, P.7,609 million in 2008 and P.8,630 million in 2007.

In the table below we set forth certain contractual obligations as of December 31, 2009, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total	2010	2011-2012	2013-2014	2015 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.102,874	P.19,769	P.31,201	P.19,725	P.32,179
Purchase obligations	3,373	2,133	1,240	—	—

Total	P.106,247	P.21,902	P.32,441	P.19,725	P.32,179

(1)	Excludes interest payments, fees and the effect of derivative instruments.

At December 31, 2009, we had total indebtedness of P.102,874 million (approximately U.S.$7,878 million) compared to total indebtedness of P.107,055 million (approximately U.S.$7,908 million) at December 31, 2008. In 2009, we incurred additional U.S. dollar and peso-denominated debt and reduced our debt by repaying P. 22,052 million (approximately U.S.$1,689 million).

We have a total amount of P.19,769 million (U.S.$1,514 million) in debt that has come, or will come, due in 2010, part of which has been financed with debt incurred in 2009 and part of which we plan to refinance with new debt in 2010. Of that total amount, we already repaid P.12,294 (U.S.$950 million) in senior notes that came due in January 2010.

The major categories of indebtedness are as follows:

•

U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2009 was approximately 0.7%. We had U.S.$2,855 million (P.37,282 million) in bank loans outstanding at December 31, 2009. The largest component is a credit facility that we obtained in August 2006, of which U.S.$1,700 million remain outstanding in two tranches: U.S.$1,000 million maturing in 2011 and U.S.$700 million maturing in 2013. In June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches maturing in 2010 and 2012.

14

Certain of our bank loans contain financial and operating covenants. The financial covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

•

Senior notes issued outside Mexico. We had U.S.$2,248 million (P.29,361 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2009. After repayment of P.12,294 million (U.S.$950 million) in senior notes that came due in January 2010, we have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount (millions)
January 2015	January/February 2005	5.50%	U.S.$	798
January 2016	January 2006	8.75%	P.	4,500
November 2019	November 2009	5.50%	U.S.$	500

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads based on the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2009, we had P.25,900 million of such notes outstanding, maturing from 2011 to 2037, and the weighted average interest rate was 6.3%.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from Mexican and international banks, although if market conditions change, we may seek funding from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

At December 31, 2009, 64.8% of our total consolidated indebtedness was denominated in U.S. dollars, 32.3% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2009, 59.1% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.0% (compared to approximately 4.1% at December 31, 2008). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 1.9% to approximately 5.9% (compared to approximately 6.2% at December 31, 2008). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

Derivatives and Hedging

A substantial part of our indebtedness is denominated in U.S. dollars (64.8% as of December 31, 2009), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2009, our U.S. dollar-denominated indebtedness amounted to P.66,643 million. In addition, a substantial part of our indebtedness bears interest at variable rates (59.1% as of December 31, 2009). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

15

Our use of derivatives varies from time to time, depending on our judgment about our level of exposure to exchange rate and interest rate risk, and the costs of derivative instruments. The aggregate notional amount of our interest-rate swaps may be greater or less than the principal amount of our debt, and we may discontinue hedging at any time. We review and change our derivatives positions regularly, and our derivatives policies change from time to time. Under Mexican FRS, we account for the derivative instruments on a fair value basis. See Note 7 to our audited consolidated financial statements.

We have engaged in derivatives transactions to reduce our exposure to changes in exchange rates. As of December 31, 2009, our cross-currency swaps covered foreign currency liabilities of U.S.$4,178 million and short-term forwards contracts covered U.S. dollar liabilities of U.S.$245 million, although the amount of our derivatives position varies substantially from time to time.

We have also engaged in derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2009, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.23,752 million. In the past, we entered into U.S. dollar-denominated interest rate swaps, including U.S.-dollar-denominated fixed rate to variable rate interest-rate swaps in the aggregate notional amount of P.1,354 million, which matured during 2009.

The fair value of our derivative instruments was an asset of P.11,377 million as of December 31, 2009.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Under Mexican FRS, the Escisión was deemed effective as of December 26, 2007. Under U.S. GAAP, however, the Escisión was deemed effective as of June 10, 2008, the date on which the Telmex Internacional share certificates were delivered to our shareholders, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión were included in our consolidated balance sheet as of December 31, 2007 and in our consolidated income statement for part of 2008.

Net income under U.S. GAAP was P.19,818 million in 2009, P.21,955 million in 2008 and P.35,833 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was 3.2% lower in 2009, 8.8% higher in 2008 and 0.6% lower in 2007.
There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant effects concern the treatment of the Escisión described above and elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS. See — Effect of Inflation Accounting — Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008 above.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction and deferred profit sharing. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 17 to our audited consolidated financial statements.

16

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.17,828 million, or 21.0% of our operating costs and expenses, under Mexican FRS, and P.18,491 million, or 21.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 17 to our audited consolidated financial statements.

The estimates were based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kind of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.5,022 million under Mexican FRS and P.5,208 million under U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 10 (Mexican FRS) and Note 17 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2009, the net actuarial loss of P.5,829 million was due to (i) the effect of an actuarial gain of P.4,372 million due to variations in reference rates that resulted in an increase in the value of plan assets invested in equity securities and fixed-income instruments, offset by (ii) an actuarial loss of P.10,201 million attributable principally to a higher than estimated number of employees retiring and higher than estimated salaries and pension benefits of retired employees.

17

As of December 31, 2009, 45.9% of fund assets consisted of peso-denominated fixed-income securities and 54.1% consisted of variable-income securities. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.3,621 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that “tracks” the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, these include plant, property and equipment (P.104,305 million, net of accumulated depreciation), licenses (P.918 million, net of accumulated amortization) and goodwill (P.276 million, included in our equity investments). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

During 2009, 2008 and 2007 we did not recognize any impairment of long-lived assets, licenses or goodwill.

Fair Value of Derivatives

Under Mexican FRS (Bulletin C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities)) and U.S. GAAP (ASC 815, Derivatives and Hedging), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Accounting for derivative transactions allows us to use the fair values as determined by the financial institutions with whom we enter into these transactions, which we use as the basis for recognition of the derivative instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge.

18

RECENT DEVELOPMENTS

Regulatory Matters

Between November 2007 and February 2008, the Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Competition Commission”) began seven industry-wide investigations to determine whether any telecommunications operators, including Telmex and certain of our affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, the Competition Commission determined in a final resolution that, in the geographic areas covered by our network, Telmex and our subsidiary Teléfonos del Noroeste, S.A. de C.V. have substantial power in certain markets. We filed with the Competition Commission administrative appeals for reconsideration of these four resolutions. The Competition Commission rejected our appeals and we filed petitions for constitutional protection (amparo), which are pending. Based on these final resolutions, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones) could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. The outcome of these matters, the timing for their ultimate resolution and the consequences for us are uncertain. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations.

We are also subject to certain other ongoing regulatory proceedings that may affect our financial results. See Note 12. Commitments and Contingencies – Contingencies to our audited consolidated financial statements.

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on the revenues of certain telecommunication services we provide. We cannot yet predict the effects of this tax will have on our financial performance.

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ ADOLFO CEREZO PÉREZ
	Name:	Adolfo Cerezo Pérez
Date: March 23, 2010	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

23.1	Consent of Mancera, S.C.

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-160114) of Teléfonos de México, S.A.B. de C.V. and in the related Prospectus of our report dated March 23, 2010, with respect to the consolidated financial statements of Teléfonos de México, S.A.B. de C.V. and subsidiaries, included in this Report of Foreign Private Issuer (Form 6-K) of Teléfonos de México, S.A.B. de C.V., dated March 23, 2010.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their cash flows for each of the two years in the period ended December 31, 2009 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 17 to the consolidated financial statements).

As discussed in Note 1 to the consolidated financial statements, as of January 1, 2008, Teléfonos de México, S.A.B. de C.V. adopted Mexican Financial Reporting Standards B-10, Effects of Inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

F-23

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	14,379,768	P.	6,136,563
Accounts receivable, net (Note 3)		21,113,323		20,808,763
Derivative financial instruments (Note 7)		11,496,359		20,418,889
Inventories for sale, net		1,543,648		1,914,306
Prepaid expenses and others		3,303,275		2,839,702

Total current assets		51,836,373		52,118,223

Plant, property and equipment, net (Note 4)		104,304,749		112,865,377
Inventories for operation of the telephone plant, net		1,647,347		2,668,410
Licenses, net (Note 5)		918,341		1,025,027
Equity investments (Note 6)		1,775,380		1,494,133
Net projected asset (Note 10)		16,430,857		15,485,402
Deferred charges, net		1,442,330		1,468,775

Total assets	P.	178,355,377	P.	187,125,347

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	P.	19,768,894	P.	22,883,092
Accounts payable and accrued liabilities (Note 8)		14,204,188		15,918,106
Taxes payable		2,211,626		783,543
Deferred credits (Note 9)		1,104,175		1,780,115

Total current liabilities		37,288,883		41,364,856

Long-term debt (Note 7)		83,105,454		84,172,355
Labor obligations (Note 10)		4,113,513		4,997,540
Deferred taxes (Note 15)		15,060,058		16,808,391
Deferred credits (Note 9)		466,696		411,106

Total liabilities		140,034,604		147,754,248

Stockholders’ equity (Note 14):
Capital stock		9,020,300		9,138,632
Retained earnings:
Prior years		7,907,079		7,197,720
Current year		20,468,689		20,176,936

		28,375,768		27,374,656
Accumulated other comprehensive income items		883,225		2,816,625

Controlling interest		38,279,293		39,329,913
Noncontrolling interest		41,480		41,186

Total stockholders’ equity		38,320,773		39,371,099

Total liabilities and stockholders’ equity	P.	178,355,377	P.	187,125,347

The accompanying notes are an integral part of these financial statements.

F-24

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except dividends per share, see Note 1 II.b)

	Year ended December 31
	2009		2008		2007
Operating revenues:
Local service	P.	45,027,811	P.	48,982,383	P.	54,398,425
Long distance service:
Domestic		14,142,688		15,741,771		17,348,649
International		6,662,102		8,793,262		9,678,537
Interconnection service		16,572,941		19,139,692		22,603,745
Data		30,817,715		25,387,672		22,280,016
Other		5,876,955		6,060,455		4,458,299

		119,100,212		124,105,235		130,767,671

Operating costs and expenses:
Cost of sales and services		34,158,977		32,522,668		32,364,110
Commercial, administrative and general expenses		20,830,245		19,863,006		19,552,442
Interconnection		11,796,163		14,043,385		16,541,561
Depreciation and amortization (Notes 4 and 5) (includes P.17,152,939 in 2009, P.16,961,597 in 2008 and P.17,434,266 in 2007, not included in cost of sales and services)		17,950,768		17,933,207		18,425,285

		84,736,153		84,362,266		86,883,398

Operating income		34,364,059		39,742,969		43,884,273

Other expenses, net (Note 1 II.s)		1,349,680		679,592		44,361

Financing cost:
Interest income		(711,243)		(913,462)		(1,396,088)
Interest expense		6,122,328		7,652,427		6,615,400
Exchange (gain) loss, net		(1,096,531)		2,493,729		643,137
Monetary gain, net						(2,513,085)

		4,314,554		9,232,694		3,349,364

Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before taxes on profits		28,954,505		29,768,570		40,507,793
Provision for income tax (Note 15)		8,485,522		9,591,659		11,618,710

Income from continuing operations	P.	20,468,983	P.	20,176,911	P.	28,889,083
Income from discontinued operations, net of income tax						7,166,312

Net income	P.	20,468,983	P.	20,176,911	P.	36,055,395

Distribution of net income:
Controlling interest	P.	20,468,689	P.	20,176,936	P.	35,484,947
Noncontrolling interest		294		(25)		570,448

	P.	20,468,983	P.	20,176,911	P.	36,055,395

Weighted average number of shares issued and outstanding (millions)		18,383		18,906		19,766

Earnings per share from continuing operations	P.	1.11	P.	1.07	P.	1.46

Earnings per share from discontinued operations	P.		P.		P.	0.34

Earnings per share	P.	1.11	P.	1.07	P.	1.80

The accompanying notes are an integral part of these financial statements.

F-25

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

			Premium on sale of shares								Accumulated other comprehensive income items		Controlling’ interest		Noncontrolling interest		Comprehensive income		Total stockholders’ equity
					Retained earnings
	Capital stock				Legal reserve		Unappropriated		Total
Balance at December 31, 2006	P.	28,011,334	P.	20,919,197	P.	16,148,490	P.	117,811,741	P.	133,960,231	P.	(64,725,867)	P.	118,164,895	P.	3,156,340			P.	121,321,235
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividend declared at P.0.448 per share (P. 0.440 historical)								(8,820,074)		(8,820,074)				(8,820,074)						(8,820,074)
Cash purchase of Company’s own shares		(780,210)						(15,002,629)		(15,002,629)				(15,782,839)						(15,782,839)
Acquisition of noncontrolling interest								(164,575)		(164,575)				(164,575)		(450,572)				(615,147)
Gain on dilution of investment in affiliate spun-off								1,123,819		1,123,819				1,123,819						1,123,819
Comprehensive income:
Net income for the year								35,484,947		35,484,947				35,484,947		570,448	P.	36,055,395		36,055,395
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												499,089		499,089				499,089		499,089
Effect of translation of foreign entities												(2,739,571)		(2,739,571)		(369,053)		(3,108,624)		(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes												(927,126)		(927,126)		(184,575)		(1,111,701)		(1,111,701)

Comprehensive income																	P.	32,334,159

Reduction due to the split-up of Telmex Internacional		(17,828,563)		(20,919,197)		(14,267,977)		(20,773,678)		(35,041,655)		(10,929,376)		(84,718,791)		(2,683,554)				(87,402,345)

Balance at December 31, 2007		9,402,561				1,880,513		109,659,551		111,540,064		(78,822,851)		42,119,774		39,034				42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes								(79,419,845)		(79,419,845)		79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes								(4,136,583)		(4,136,583)		(53,552)		(4,190,135)						(4,190,135)
Appropriation of earnings approved at regular stockholders’ meeting held in April 2008:
Cash dividend declared at P. 0.413 per share								(7,774,143)		(7,774,143)				(7,774,143)						(7,774,143)
Cash purchase of Company’s own shares		(263,929)						(12,607,913)		(12,607,913)				(12,871,842)						(12,871,842)
Comprehensive income:
Net income for the year								20,176,936		20,176,936				20,176,936		(25)	P.	20,176,911		20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												2,126,088		2,126,088				2,126,088		2,126,088
Deferred taxes								(403,860)		(403,860)				(403,860)		2,177		(401,683)		(401,683)
Effect of translation of foreign entities												147,095		147,095				147,095		147,095

Comprehensive income																	P.	22,048,411

Balance at December 31, 2008	P.	9,138,632			P.	1,880,513	P.	25,494,143	P.	27,374,656	P.	2,816,625	P.	39,329,913	P.	41,186			P.	39,371,099
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively								(15,447,559)		(15,447,559)				(15,447,559)						(15,447,559)
Cash purchase of Company’s own shares		(118,332)						(3,976,988)		(3,976,988)				(4,095,320)						(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control								(43,030)		(43,030)				(43,030)						(43,030)
Comprehensive income:
Net income for the year								20,468,689		20,468,689				20,468,689		294	P.	20,468,983		20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(1,866,847)		(1,866,847)				(1,866,847)		(1,866,847)
Effect of translation of foreign entities, net of deferred taxes												(66,553)		(66,553)				(66,553)		(66,553)

Comprehensive income																	P.	18,535,583

Balance at December 31, 2009 (Note 14)	P.	9,020,300			P.	1,880,513	P.	26,495,255	P.	28,375,768	P.	883,225	P.	38,279,293	P.	41,480			P.	38,320,773

The accompanying notes are an integral part of these financial statements.

F-26

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2009		2008
Operating activities
Income before taxes on profits	P.	28,954,505	P.	29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation		17,828,006		17,815,050
Amortization		120,854		101,702
Allowance for obsolete inventories for operation of the telephone plant		69,669		14,675
Equity interest in net (income) loss of affiliates		(254,680)		62,113
Gain on valuation of marketable securities				(36,948)
Net periodic cost of labor obligations		6,646,858		5,742,803
Accrued interest expense		6,122,328		7,652,427
Exchange (gain) loss, net		(1,232,671)		3,322,871
Other				2,531

		58,254,869		64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities				760,420
Accounts receivable		(304,561)		(1,514,850)
Inventories for sale		370,658		276,804
Prepaid expenses and others		(463,577)		(103,370)
Deferred charges		26,445		(130,599)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(5,751,947)		(4,321,922)
Payments to employees		(218,816)		(197,297)
Accounts payable and accrued liabilities		(2,924,775)		(2,961,080)
Taxes on profits paid		(10,649,903)		(11,711,906)
Taxes payable		2,517,125		493,448
Deferred credits		(620,350)		869,732

Net cash flows provided by operating activities		40,235,168		45,905,174

Investing activities
Acquisition of plant, property and equipment		(10,613,208)		(11,771,793)
Inventories for operation of the telephone plant		951,394		(935,503)
Acquisition of licenses		(14,168)		(135,271)
(Acquisition) sale of long-term equity investments		(116,640)		76,207
Other		33,494		40,811

Net cash flows used in investing activities		(9,759,128)		(12,725,549)

Cash surplus to be applied to financing activities		30,476,040		33,179,625

Financing activities
New loans		23,689,235		11,862,831
Repayment of loans		(24,552,238)		(15,781,356)
Cash purchase of Company’s own shares		(4,095,320)		(12,871,842)
Dividends paid		(15,093,082)		(7,609,477)
Derivative financial instruments		2,019,050		(2,291,873)
Interest paid		(4,200,480)		(5,049,097)

Net cash flows used in financing activities		(22,232,835)		(31,740,814)

Net increase in cash and cash equivalents		8,243,205		1,438,811
Cash and cash equivalents at beginning of year		6,136,563		4,697,752

Cash and cash equivalents at end of year	P.	14,379,768	P.	6,136,563

The accompanying notes are an integral part of these financial statements.

F-27

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31 2007
Operating activities
Net income	P.	36,055,395
Add (deduct) items not requiring the use of resources:
Depreciation		18,290,793
Amortization		134,492
Deferred charges		949,862
Deferred income tax		1,206,747
Equity interest in net income of affiliates		(17,245)
Net periodic cost of labor obligations		4,487,080
Net income from discontinued operations		(7,166,312)

		53,940,812

Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		2,212,415
Accounts receivable		1,223,280
Inventories for sale		(2,583,474)
Prepaid expenses and others		72,918
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(64,935)
Payments to employees		(182,321)
Accounts payable and accrued liabilities		(1,765,160)
Taxes payable		(1,647,953)
Deferred credits		33,007

Resources provided by operating activities		51,238,589

Financing activities
New loans		14,930,842
Repayment of loans		(10,750,844)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,134,933)
Decrease in capital stock and retained earnings due to purchase of Company’s own share		(15,782,839)
Cash dividends declared		(8,820,074)

Resources used in financing activities		(23,557,848)

Investing activities
Plant, property and equipment		(13,846,483)
Inventories for operation of the telephone plant		406,826
Other		(239,005)

Resources used in investing activities		(13,678,662)
Net changes in operating assets and liabilities from discontinued operations		(20,070,079)

Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

The accompanying notes are an integral part of this financial statement.

F-28

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements to provide telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last nine years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the USA.

On January 13, 2010 América Móvil, S.A.B. de C.V. (América Móvil) announced that it will launch an exchange offer to the stockholders of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder), pursuant to which the shares of Carso Global Telecom would be exchanged for shares issued by América Móvil. If Carso Global Telecom’s stockholders tender all their shares, América Móvil would acquire indirectly 59.4% of the outstanding shares of TELMEX and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). América Móvil also announced its intention to launch an offering for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

On March 9, 2010, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

F-29

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009, 2008 and 2007, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2009	2008	2007
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.	13%	13%	13%

II. Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a)	Consolidation and basis of translation of financial statements of foreign subsidiaries

i)	Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 6).

F-30

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

ii)	Translation of financial statements of foreign subsidiary and affiliate

Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency.

All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

Through December 31, 2007, the financial statements as reported by the foreign subsidiary were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently re-expressed to constant pesos based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b)	Recognition of the effects of inflation on financial information

Upon adoption of Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

F-31

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consisted of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item was included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, which amounted to P. (79,419,845), net of deferred taxes, were reclassified from accumulated other comprehensive income items to retained earnings in stockholders’ equity.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Financing cost.”

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered as items requiring the use of resources.

c)	Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operator, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d)	Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

F-32

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e)	Cash and cash equivalents

Cash and cash equivalents are represented by time deposits and highly liquid investments in financial institutions with maturities of less than 90 days at the date purchased. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

f)	Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary uses foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2009, 2008 and 2007, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company.

The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g)	Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

F-33

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

h)	Inventories

Inventories for sale are valued at average cost, and through December 31, 2007 they were re-expressed based on inflation. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued at average cost, and through December 31, 2007 were re-expressed on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

i)	Plant, property and equipment

Through December 31, 1996, plant, property and equipment and construction in process were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors) Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 b).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

j)	Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

F-34

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

k)	Licenses

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of each country. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

l)	Business acquisitions

Acquisitions of businesses are recorded using the purchase method. The acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

m)	Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n)	Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 10).

Actuarial (losses) gains are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 10).

o)	Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement.

F-35

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 10).

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes and only when there was no indication that the related liability or asset would not be realized in the future.

p)	Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 11 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q)	Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in noncontrolling interest, the changes in the fair value of cash flow hedges, changes in the result from holding non-monetary assets and the effect of deferred taxes related to these items.

r)	Taxes on profits

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s)	Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

F-36

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

An analysis of the “Other expenses, net” caption for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Employee profit sharing, current	P.	2,217,482	P.	2,548,762	P.	2,867,019
Other income (Note 10)		(867,802)		(1,869,170)		(2,822,658)

Other expenses, net	P.	1,349,680	P.	679,592	P.	44,361

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the “Other income” line shown above for 2007 includes a non-recurring gain of P. 1,653,123.

t)	Statement of cash flows

Effective January 1, 2008, Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statements of cash flows are not comparable to the statement of changes in financial position for the year ended December 31, 2007.

u)	Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

v)	Concentration of risk

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

F-37

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

w)	Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 16).

Local and long distance segment information varies to the one presented in the consolidated financial statements due to:

•	The information that was considered in its elaboration was only the one corresponding to the companies that are directly involved in rendering local and long distance telephone services in Mexico.

•	Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

•	Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

•	The services being disclosed consider the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

•	Interconnection with cellular operators includes revenues from calling party pays.

F-38

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

x)	Reclassifications

Certain captions shown in the 2008 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements.

An analysis is as follows:

		As originally reported 2008		Reclassifications		As reclassified 2008
Assets
Current assets:
Prepaid expenses and others	(1)	P.	2,900,790	P.	(61,088)	P.	2,839,702

Deferred charges, net	(1)		1,407,687		61,088		1,468,775

Statement of income
Operating revenues:
Corporate networks	(2)		12,219,402		(12,219,402)
Internet	(2)		13,168,270		(13,168,270)
Data	(2)				25,387,672		25,387,672

Operating costs and expenses:
Cost of sales and services	(3)		32,806,088		(283,420)		32,522,668
Commercial, administrative and general expenses	(4)		19,831,144		31,862		19,863,006
Interconnection	(3)		13,759,965		283,420		14,043,385
Depreciation and amortization	(4)		17,965,069		(31,862)		17,933,207

(1)	Reclassification of deferred charges.
(2)	Reclassification to Data revenues.
(3)	Reclassification of interconnection.
(4)	Reclassification of administrative expenses.

y)	New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected TELMEX’s accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

F-39

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting standards.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

This standard also establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary and provides no transitional guidance in this regard.

Mexican FRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of SPEs.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican FRS.

This standard also establishes guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in affiliated companies must be tested for impairment when indicators of impairment exist, and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in income of unconsolidated subsidiaries and affiliates.

F-40

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and became effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Lastly, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange.

The adoption of the new accounting standards mentioned above did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

ii) The most important new accounting pronouncements that will become effective on January 1, 2010 or 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The purpose of this standard is to establish guidelines for the valuation, presentation and disclosure of items comprising the cash and cash equivalents caption in the statement of financial position.

Mexican FRS C-1 establishes that restricted cash is to be presented in the cash and cash equivalents caption in the statement of financial position (under the former standard it was shown separately) and substitutes the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realization value, nominal value and fair value.

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which will become effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

F-41

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic zones, customers and suppliers.

Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that these standards will not have a material impact on its financial statements.

2.	Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company’s subsidiaries with operations in Latin American, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional was incorporated on December 26, 2007 and the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred to it. The split-up was effective for legal, accounting and tax purposes as of December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiary mentioned above.

At the same stockholders’ meeting held on December 21, 2007, it was determined that the entities would adjust their stockholders’ equity to recognize the treasury resources including cash and cash equivalents used in the purchase of the shares of TELMEX, until the date on which the shares of Telmex Internacional commenced to trade separately.

The terms of the split-up established that neither TELMEX nor Telmex Internacional would hold shares of the other. At the time of the split-up, each TELMEX stockholder became an owner of the same number and class of shares in Telmex Internacional that they held in TELMEX. Consequently, both companies were then controlled by the same group of stockholders.

From the date on which Telmex Internacional was incorporated until the date the shares of TELMEX and Telmex Internacional began to trade separately, TELMEX continued acquiring both its own shares and shares in Telmex Internacional.

F-42

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The shares acquired by TELMEX in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors were transferred to Telmex Internacional as part of the split-up in cash and cash equivalents. Telmex Internacional then paid TELMEX for the value of the shares that TELMEX acquired in the name of Telmex Internacional, and the related amounts and treasury shares of both companies were adjusted accordingly.

The relationship between TELMEX and Telmex Internacional is limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the execution of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has developed its own administrative structure.

In these financial statements, all income and expenses of Telmex Internacional are presented in the statement of income under the caption “Income from discontinued operations, net of income tax.” The amounts included in the 2007 financial statements prior to the split-up and their corresponding notes were restructured to present only the revenues, costs and expenses of the continuing operations of TELMEX, excluding the amounts from the discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders’ equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred and was recognized as a reduction in the stockholders’ equity of TELMEX at the date of the split-up.

A summary of the statement of income of the split-up operations for the twelve-month period ended December 31, 2007 is as follows:

Statement of Income

	Year ended December 31 2007
Operating revenues	P.	68,042,515
Operating costs and expenses		57,545,898

Operating income		10,496,617

Employee profit sharing		62,279
Other expenses, net		180,413

Financing cost, net		297,876
Equity interest in net income of affiliates		(689,075)

Income before taxes on profits		10,645,124
Provision for income tax		3,478,812

Net income	P.	7,166,312

Distribution of net income:
Controlling interest	P.	6,595,675
Noncontrolling interest		570,637

	P.	7,166,312

Earnings per share	P.	0.34

F-43

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

3.	Accounts Receivable

An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	19,112,062	P.	17,761,170
Recoverable taxes		2,316,472		2,061,818
Related parties (Note 13)		894,535		975,362
Net settlement receivables		417,152		478,991
Other		1,994,215		1,916,092

		24,734,436		23,193,433
Less:
Allowance for doubtful accounts		3,621,113		2,384,670

Total	P.	21,113,323	P.	20,808,763

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	2,384,670	P.	1,725,969	P.	1,808,773
Increase charged to expenses		2,437,296		1,551,988		1,349,248
Charges to allowance		(1,200,853)		(893,287)		(1,373,875)
Monetary effect						(58,177)

Ending balance at December 31	P.	3,621,113	P.	2,384,670	P.	1,725,969

4.	Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	315,548,924	P.	314,077,075
Land and buildings		37,128,186		36,987,698
Computer equipment and other assets		49,952,667		47,564,938

		402,629,777		398,629,711
Less:
Accumulated depreciation		298,734,102		286,221,263

Net		103,895,675		112,408,448
Construction in progress and advances to equipment suppliers		409,074		456,929

Total	P.	104,304,749	P.	112,865,377

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2010.

b) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,828,006 in 2009, P.17,815,050 in 2008 and P.18,290,793 in 2007.

F-44

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

5.	Licenses

An analysis of licenses cost and their amortization at December 31, 2009 and 2008 is as follows:

	2009		2008
Investment	P.	1,777,464	P.	1,763,296
Less:
Accumulated amortization		859,123		738,269

Net	P.	918,341	P.	1,025,027

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Balance at January 1, 2009		Investment and amortization for the year		Balance at December 31, 2009
Investment	P.	1,763,296	P.	14,168	P.	1,777,464
Accumulated amortization		738,269		120,854		859,123

Net	P.	1,025,027	P.	(106,686)	P.	918,341

	Balance at January 1, 2008		Investment and amortization for the year		Effect of translation		Balance at December 31, 2008
Investment	P.	1,627,992	P.	135,271	P.	33	P.	1,763,296
Accumulated amortization		636,531		101,703		35		738,269

Net	P.	991,461	P.	33,568	P.	(2)	P.	1,025,027

	Balance at January 1, 2007		Investment and amortization for the year		Effect of translation		Balance at December 31, 2007
Investment	P.	1,534,141	P.	93,766	P.	85	P.	1,627,992
Accumulated amortization		544,970		91,446		115		636,531

Net	P.	989,171	P.	2,320	P.	(30)	P.	991,461

The amortization expense of other deferred charges was P.1,908, P.16,454 and P.43,046 for the years ended December 31 2009, 2008 and 2007, respectively.

F-45

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

6.	Equity Investments

An analysis of equity investments in affiliates and other companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009		2008
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	907,973	P.	726,342
2Wire, Inc.		301,035		276,000
Other affiliates		566,372		491,791

	P.	1,775,380	P.	1,494,133

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P. 195,498 (P. 154,795 in 2008 and P. 57,474 in 2007) and a charge to stockholders’ equity of P. 13,867 (credit of P. 69,128 in 2008).

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P. 25,035 (charge of P. 266,568 in 2008 and P. 78,726 in 2007).

Other affiliates

For the year ended December 31, 2009, equity interest in other affiliates represented a net credit to results of operations of P. 34,147 (net credit of P. 49,660 in 2008 and P. 38,497 in 2007) and a charge to stockholders’ equity of P. 4,427 (credits of P. 37,718 in 2008 and P. 1,703 in 2007).

F-46

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

7.	Long-term Debt

Long-term debt consists of the following:

	Weighted-average interest rate at December 31		Maturities from	Balance at December 31
	2009	2008	2010 through	2009		2008
Debt denominated in foreign currency:
Senior notes	5.2%	5.1%	2019	P.	29,361,181	P.	23,670,364
Bank loans	0.7%	1.8%	2018		40,074,814		61,013,202
Other	2.0%	2.0%	2022		238,353		271,881

Total debt denominated in foreign currency					69,674,348		84,955,447

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,500,000
Domestic senior notes	6.3%	8.8%	2037		25,900,000		14,800,000
Bank loans	4.8%	8.6%	2010		2,800,000		2,800,000

Total debt denominated in Mexican pesos					33,200,000		22,100,000

Total debt					102,874,348		107,055,447
Less short-term debt and current portion of long-term debt					19,768,894		22,883,092

Long-term debt				P.	83,105,454	P.	84,172,355

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.2% in 2008).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31
	2009		2008
Short-term debt:
Domestic senior notes			P.	2,500,000

Current portion of long-term debt:
Senior notes	P.	12,405,765
Domestic senior notes				400,000
Bank loans		7,363,129		19,983,092

	P.	19,768,894	P.	20,383,092

Total	P.	19,768,894	P.	22,883,092

F-47

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Senior notes:

a) In November 2008, TELMEX repaid a bond of P. 13,151,147 (U.S.$ 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P. 442,078 (P. 524,959 in 2007).

b) In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381 (U.S.$ 1,750 million) divided into two issuances of P. 11,870,243 and P. 10,022,138 (U.S.$ 950 million and U.S.$ 800 million, respectively), the first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. For the year ended December 31, 2009, interest expense on these bonds was P. 1,274,163 (P. 1,025,848 in 2008 and P. 1,046,639 in 2007).

On January 27, 2010, TELMEX repaid the first issuance of the bonds issued in 2005 for P.12,294,140 (U.S.$950 million).

c) On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P. 4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2009, interest expense on the bond was P. 407,708 (P. 409,655 in 2008 and P. 414,940 in 2007).

d) On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2009, interest expense on the bond was P.49,823.

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P. 34,531,521 (U.S.$ 3,000 million), split into three tranches. The first tranche is for P. 14,963,659 (U.S.$ 1,300 million) and has a three-year maturity. The second tranche is for P. 11,510,507 (U.S.$ 1,000 million) and has a five-year maturity. The third tranche is for P. 8,057,355 (U.S.$ 700 million) with a seven-year maturity. In August 2009, TELMEX repaid the total amount of the first tranche, for which the original maturity was scheduled for October 2009. The balance of these loans at December 31, 2009 is included under bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P. 5,986,554 (U.S.$ 500 million), split into two tranches in equal amounts of P. 2,993,277 (U.S.$ 250 million), with maturities of four years and six years, respectively.

F-48

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2009, interest expense on these loans was P. 556,305 (P. 1,425,514 in 2008 and P. 2,341,463 in 2007).

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P. 10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P. 1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P. 8,000,000.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P. 15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P. 6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). For the year ended December 31, 2009, interest expense on long-term domestic senior notes was P. 1,194,213 (P. 1,004,242 in 2008 and P. 1,011,961 in 2007).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2009 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)		Equivalent in Mexican pesos
U.S. dollar	5,103,362	P.	13.0587	P.	66,643,271
Japanese yen	19,891,200		0.1404		2,792,724
Euro	12,722		18.7353		238,353

Total				P.	69,674,348

F-49

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Long-term debt maturities at December 31, 2009 are as follows:

Years	Amount
2011	P.	18,857,154
2012		12,343,560
2013		11,560,972
2014		8,164,639
2015 and thereafter		32,179,129

Total	P.	83,105,454

Hedges:

At December 31, 2009 and 2008, the financial instruments held by the Company are as follows:

	2009				2008
	Notional		Fair value asset (liability)		Notional		Fair value asset (liability)
Financial instrument	(in millions)				(in millions)
Cross currency swaps	U.S.$	4,178	P.	12,226	U.S.$	5,451	P.	20,913
Forwards dollar-peso (Note 8)	U.S.$	245		(120)
Interest-rate swaps in pesos	P.	23,752		(729)	P.	23,752		(369)
Interest-rate swaps in dollars					U.S.$	100		(30)
Cross currency coupon swaps	U.S.$	50			U.S.$	350		(95)

Total			P.	11,377			P.	20,419

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2009, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P. 54,557,723 (U.S.$ 4,178 million) (P. 73,799,967 or U.S.$ 5,451 million in 2008). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$ 1,495 million and bank loans that mature from 2010 to 2018 in the total amount of U.S.$ 2,683 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P. 10.5892 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a floating rate equal to the average 28-day TIIE, less a specified margin for the bank loans.

The change in the fair value of these cross currency swaps recognized for the year ended December 31, 2009 was P. 5,682,263 (P. 16,281,874 in 2008 and P. 93,087 in 2007).

F-50

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Forwards dollar-peso

At December 31, 2009, the Company had short-term foreign currency forwards with a notional amount of P. 3,199,382 (U.S.$ 245 million). At December 31, 2008, the Company had no forward contracts outstanding. For the year ended December 31, 2009, the Company recognized a net charge of P. 520,733 (charge of P. 1,690,380 in 2008 and P. 578,926 in 2007) as part of exchange (gain) loss, net due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2009 and 2008, the Company had interest-rate swaps for an aggregate notional amount of P. 23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. At December 31, 2009, the Company had no interest rate swaps in U.S. dollars. At December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P. 1,353,830 (U.S.$ 100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matured in October 2009.

At December 31, 2009, the Company had cross currency coupon swaps that cover interest payments of P. 652,935 (U.S.$ 50 million) (P. 4,738,405, or U.S.$ 350 million for 2008).

For the year ended December 31, 2009, the Company recognized a net expense for these swaps in interest expense of P. 2,056,839 (net expense of P. 2,439,778 in 2008 and net credit of P. 90,712 in 2007). Additionally, for the year ended December 31, 2007, the Company recognized an expense of P. 267,047, due to the replacement of interest rate swap contracts denominated in Mexican pesos.

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P. 3,787 million (U.S.$ 290 million). At December 31, 2009, 65% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls have been required at such date.

F-51

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

8.	Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2009		2008
Suppliers	P.	2,100,036	P.	4,285,331
Employee benefits		2,804,324		3,012,967
Sundry creditors		1,838,250		1,439,394
Related parties (Note 13)		1,602,128		1,993,079
Vacation accrual		1,284,578		1,287,747
Accrual for other contractual employee benefits		1,230,645		1,310,570
Dividend pending payment		1,106,119		899,541
Interest payable		936,550		1,187,525
Derivative financial instruments (Note 7)		119,719
Other		1,181,839		501,952

	P.	14,204,188	P.	15,918,106

The activity in the main accruals for the years ended December 31, 2009, 2008 and 2007 is as follows:

Vacation accrual:

	2009		2008		2007
Beginning balance at January 1	P.	1,287,747	P.	1,256,783	P.	1,234,716
Increase charged to expenses		1,619,979		1,656,930		2,690,063
Payments		(1,623,148)		(1,625,966)		(2,621,810)
Monetary effect						(46,186)

Ending balance at December 31	P.	1,284,578	P.	1,287,747	P.	1,256,783

Accrual for other contractual employee benefits:

	2009		2008		2007
Beginning balance at January 1	P.	1,310,570	P.	1,151,700	P.	1,131,334
Increase charged to expenses		3,725,372		3,588,400		3,434,180
Payments		(3,805,297)		(3,429,530)		(3,371,492)
Monetary effect						(42,322)

Ending balance at December 31	P.	1,230,645	P.	1,310,570	P.	1,151,700

F-52

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

9.	Deferred Credits

Deferred credits consist of the following at December 31, 2009 and 2008:

	2009		2008
Short-term:
Advance billings	P.	1,009,603	P.	1,044,877
Advances from customers		94,572		735,238

		1,104,175		1,780,115

Long-term:
Advance billings		466,696		411,106

Total	P.	1,570,871	P.	2,191,221

10.	Labor Obligations

a)	Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2009		2008		2007
Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Finance cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Projected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of past services		69,526		1,344,971		1,339,448
Amortization of variances in actuarial assumptions (1)		2,183,763		201,412		55,701

Net periodic cost	P.	5,021,791	P.	4,652,124	P.	4,495,766

(1)	Includes P. 99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

F-53

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of the defined benefit obligation:

	2009		2008
Present value of labor obligations:
Vested benefit obligation	P.	105,002,007	P.	93,175,620
Non-vested benefit obligation and effect of salary projection		92,330,826		83,007,215

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in the defined benefit obligation:

	2009		2008
Defined benefit obligation at beginning of year	P.	176,182,835	P.	159,484,041
Labor cost		4,431,755		4,333,194
Finance cost on defined benefit obligation		15,861,542		14,344,072
Actuarial loss		10,200,996		6,662,976
Benefits paid to employees		(215,298)		(194,437)
Payments from trust fund		(9,128,997)		(8,447,011)

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in plan assets:

	2009		2008
Established fund at beginning of year	P.	145,475,893	P.	156,979,097
Projected return on plan assets		17,524,795		15,571,525
Actuarial gain (loss)		4,371,737		(22,949,640)
Contributions to trust fund		5,751,947		4,321,922
Payments from trust fund		(9,128,997)		(8,447,011)

Established fund at end of year	P.	163,995,375	P.	145,475,893

Analysis of the net prepaid benefit obligation:

	2009		2008
Insufficiency of plan assets for defined benefit obligation	P.	(33,337,458)	P.	(30,706,942)
Unamortized actuarial loss		49,515,770		45,870,274
Transition liability		121,815		156,536
Past service cost and changes to plan		130,730		165,534

Net prepaid benefit obligation	P.	16,430,857	P.	15,485,402

In 2009, the net actuarial loss of P. 5,829,259 resulted from (i) the effect of a favorable actuarial variance of P. 4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 10,200,996, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

F-54

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In 2008, the actuarial loss of P. 29,612,616 resulted from (i) the effect of an unfavorable actuarial variance of P. 22,949,640 due to the behavior of the plan assets resulting from a decrease in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 6,662,976, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, the Company updating its mortality table, and the mortality rate of retired employees was less than the rate estimated at the beginning of the year.

At December 31, 2009, 2008 and 2007, the rates used in the actuarial study are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	9.20	9.20	5.51
Increase in salaries:
Long-term average	4.50	4.50	0.97

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change had no effect on the calculation of labor obligations, since these rates were consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate were the same as those selected for 2007).

At December 31, 2009 and 2008, 45.9% of plan assets were invested in fixed-yield securities and the remaining 54.1% in variable-yield securities.

b)	Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2009		2008		2007
Labor cost	P.	12,630	P.	15,188	P.	13,371
Finance cost on defined benefit obligation		12,498		14,599		9,623
Amortization of variances in assumptions (1)		(9,867)		(87,699)		(31,680)

Net periodic cost (gain)	P.	15,261	P.	(57,912)	P.	(8,686)

(1)	Includes P. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

F-55

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The activity in the termination pay liability is as follows:

	2009		2008
Balance at beginning of year	P.	147,634	P.	208,406
Net periodic cost (gain)		15,261		(57,912)
Payments		(3,518)		(2,860)

Balance at end of year	P.	159,377	P.	147,634

c)	Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2009 and 2008, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P. 5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P. 1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P. 4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2009, the deferred employee profit sharing provision represented a credit to results of operations of P. 607,676 (P. 1,400,171 in 2008), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2009 and 2008, the Company recognized deferred employee profit sharing on the following temporary items:

	2009		2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P.	310,287	P.	210,874
Advance billings		147,750		184,219
Accrued liabilities		515,522		372,944
Exchange loss on debt		347,123		409,247

		1,320,682		1,177,284

Deferred employee profit sharing liabilities:
Fixed assets		(3,437,606)		(3,842,874)
Inventories		(4,881)		(9,139)
Licenses		(44,852)		(49,900)
Labor obligations		(1,609,552)		(1,538,794)
Prepaid expenses		(86,043)		(167,311)
Derivative financial instruments		(91,884)		(419,172)

		(5,274,818)		(6,027,190)

Deferred employee profit sharing liability, net	P.	(3,954,136)	P.	(4,849,906)

F-56

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

11.	Foreign Currency Position

a) At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2009	Exchange rate at December 31, 2009		2008	Exchange rate at December 31, 2008
Assets:
U.S. dollar	669	P.	13.06	183	P.	13.54
Liabilities:
U.S. dollar	5,205		13.06	6,235		13.54
Japanese yen	19,891		0.14	19,891		0.15
Euro	13		18.74	14		19.14

At March 23, 2010, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollars	P.	12.58
Japanese yen		0.14
Euro		17.02

12.	Commitments and Contingencies

Commitments

At December 31, 2009, TELMEX has non-cancelable commitments for the purchase of equipment of P. 3,372,975 (P. 4,520,320 in 2008), which include P. 977,637 (P. 798,792 in 2008) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P. 2,858,996 in 2009 (P. 3,173,710 in 2008 and P. 4,169,109 in 2007).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. contested the guidelines to modify local service areas via an administrative proceeding that was discarded by the Communications Ministry, and at present it is being litigated before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters.

In the interim, pursuant to the aforementioned guidelines COFETEL has ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas in March 2007, another package of 125 local service areas in September 2008 and finally the consolidation of 1 local service area in December 2008, each with its own schedule. Teléfonos de México, S.A.B. de C.V. challenged COFETEL’s orders through applicable legal procedures.

In November 2009, a resolution of a Federal Court nullified the consolidation of local service areas ordered by COFETEL.

F-57

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the guidelines resolution becomes effective, COFETEL may start again procedures to consolidate local service areas.

If such consolidation is implemented, it may have an adverse impact on the Company’s long distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b) Between November 2007 and February 2008, the Federal Commission of Economic Competition (COFECO) initiated seven inquiries to determine whether Teléfonos de México, S.A.B. de C.V. has substantial control or engages in monopolistic practices in certain markets.

Preliminary resolutions in four of these inquiries have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following markets: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. expressed its disagreement with the proceedings, contested the preliminary resolutions and submitted evidence against them.

In the four inquiries indicated above, COFECO has already confirmed its resolutions, and Teléfonos de México, S.A.B. de C.V. filed the corresponding recourses, which COFECO denied. Against these resolutions, Teléfonos de México, S. A. B. de C. V. filed for constitutional protection (“amparo”) which is still pending. If these resolutions prevail, COFETEL could impose specific obligations on tariffs, quality of service and information in these markets.

In the three remaining proceedings, COFECO is investigating to determine if Teléfonos de México, S.A.B. de C.V. engaged in monopolistic practices in the following markets: (i) broad-band Internet market for domestic residential customers; (ii) fixed-network interconnection services markets; and (iii) inter-urban transport for switched long distance traffic services market. These proceedings are currently in the stage of requesting information.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P. 568,869 through July 19, 2010. The regional metropolitan court declared the resolution to be null, but the administrative authorities filed an appeal. In October 2009, Teléfonos de México, S.A.B. de C.V. obtained favorable results through a final resolution that nullifies the schedule of rate payments; therefore the Company commenced proceedings to liquidate the trust fund that was guaranteeing the payment of this contingency, which was finalized on January 22, 2010, at which time the Company recognized the gain on settlement of this contingency.

F-58

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

On January 22, 2010, Teléfonos de México, S.A.B. de C.V. was entitled to a refund equivalent to the amount set up as guaranteed payment.

Since tax credits did not take effect and Teléfonos de México, S.A.B. de C.V. obtained reimbursement for the guaranteed payment, this matter was resolved and concluded with favorable results.

d) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

e) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has filed for constitutional protection (“amparo”) against this plan, providing all necessary arguments to demonstrate illegality and unconstitutionality of such plan.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

F-59

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

13.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2009		2008
Accounts receivable:
Alestra, S. de R.L. de C.V.	P.	454,762	P.	114,625
Sercotel, S.A. de C.V.		193,316		262,732
AT&T Inc.		87,885		218,718
Anuncios en Directorios, S.A. de C.V.		27,662		28,477
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.		18,235		29,628
Sears Roebuck de México, S.A. de C.V.		14,231		27,893
Sanborn Hermanos, S.A.		6,397		62,837
Banco Inbursa, S.A.		4,256		89,267
Sección Amarilla USA, LLC		54		20,768
Other		87,737		120,417

	P.	894,535	P.	975,362

Accounts payable:
Radiomóvil Dipsa, S.A. de C.V.	P.	1,027,048	P.	1,000,739
Inversora Bursátil, S.A.		127,472		121,383
Eidon Software, S.A. de C.V.		103,738
Microm, S.A. de C.V.		65,349		119,631
Grupo Financiero Inbursa, S.A.B. de C.V.		50,695		46,710
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		34,161		6,538
PC Industrial, S. A. de C.V.		29,614		69,950
Carso Infraestructura y Construcción, S.A.B de C.V.		25,459		208,559
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		23,629		17,283
2Wire, Inc.				190,266
Sigmatao Factory, S.A. de C.V.				27,002
Other		114,963		185,018

	P.	1,602,128	P.	1,993,079

F-60

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

b) For the years ended December 31, 2009, 2008 and 2007, the Company had the following transactions with related parties:

	2009		2008		2007
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P.	2,163,205	P.	3,958,756	P.	3,928,422
Insurance premiums, fees for administrative and operating services, security trading and others (2)		3,318,218		3,389,572		5,106,398
Calling Party Pays interconnection fees and other telecommunication services (3)		7,944,362		9,959,288		12,976,239
Cost of termination of international calls (6)		715,780		685,100		612,594

Revenues:
Sale of materials and other services (4)		1,879,051		2,091,927		1,540,633
Sale of long distance and other telecommunications services (5)		5,727,833		6,211,439		5,844,988
Revenues from termination of international calls (6)		1,074,419		2,428,631		1,920,392

(1)	Includes P. 1,591,531 in 2009 (P .2,190,819 in 2008 and P. 2,824,739 in 2007) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.. Also includes P. 453,348 in 2009 (P. 1,652,662 in 2008 and P. 1,047,685 in 2007) for the purchase of equipment for broadband platform services from 2Wire.
(2)	Includes P. 571,338 in 2009 (P. 563,331 in 2008 and P.1, 216,067 in 2007) for network maintenance services from subsidiaries of Carso Group; P. 714,242 in 2009 (P. 632,970 in 2008 and P. 847,605 in 2007) for software services received from subsidiaries of Telmex Internacional; P. 327,500 in 2009 (P. 805,703 in 2008 and P. 1,450,330 in 2007) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P. 482,598 in 2009 (P. 392,170 in 2008 and P. 431,074 in 2007) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 208,942 in 2009 (P. 222,963 in 2008 and P. 188,425 in 2007) for telemarketing services with Grupo Telvista; P. 40,602 in 2009 (P. 71,668 in 2008 and P. 93,162 in 2007) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P. 335,975 in 2009 (P. 243,999 in 2008 and P. 571,544 in 2007) for fees paid for administrative and operating services to AT&T and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.
(3)	Includes P. 7,944,083 in 2009 (P. 9,959,018 in 2008 and P. 12,810,940 in 2007) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil. América Móvil is an entity under common control with Carso Global Telecom.

F-61

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

(4)	Includes P. 47,462 in 2009 (P. 84,654 in 2008 and P. 253,095 in 2007) for the sale of materials and other services rendered to subsidiaries of Carso Group; P. 230,397 in 2009 (P. 206,634 in 2008 and P. 335,480 in 2007) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P. 301,440 in 2009 (P. 753,600 in 2008) for the use and updating of the telephone directory customer database, as well as P. 373,648 in 2009 (P. 411,956 in 2008 and P. 363,529 in 2007) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P. 494,785 (P. 451,686 in 2008 and P. 439,660 in 2007) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.
(5)	Includes P. 4,397,574 in 2009 (P. 5,072,839 in 2008 and P. 4,662,247 in 2007) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.
(6)	Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2009		2008		2007
Short- and long-term direct benefits	P.	51,371	P.	41,636	P.	46,375
Post-retirement benefits		3,154		3,060		2,536

Total	P.	54,525	P.	44,696	P.	48,911

14.	Stockholders’ Equity

a) As described in Note 2, at an extraordinary stockholders’ meeting held on December 21, 2007, the stockholders of TELMEX approved the split-up of the subsidiaries with operations in Latin America, as well as the Company’s Yellow Pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares of the three series, with no change in the number of shares that represent its capital.

b) At December 31, 2009, capital stock is represented by 18,192 million shares issued and outstanding with no par value, representing the Company’s fixed capital (P. 18,555 million in 2008). An analysis is as follows:

	2009		2008
8,115 million Series “AA” common shares	P.	5,569,721	P.	5,569,721
395 million Series “A” common shares (407 million in 2008)		317,792		327,734
9,682 million Series “L” shares with limited voting rights
(10,033 in 2008)		3,132,787		3,241,177

Total	P.	9,020,300	P.	9,138,632

F-62

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009 and 2008, the historical value of the Company’s capital stock was P. 78,545 and P. 80,113, respectively.

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balance at December 31, 2006	8,115	P.	16,125,189	446	P.	1,038,553	11,642	P.	10,847,592
Cash purchase of Company’s own shares				(3)		(6,423)	(840)		(773,787)
Conversion of shares				(13)		(30,395)	13		30,395
Reduction due to the split-up of Telmex Internacional			(10,555,468)			(655,799)			(6,617,296)

Balance at December 31, 2007	8,115		5,569,721	430		345,936	10,815		3,486,904
Cash purchase of Company’s own shares				(9)		(6,934)	(796)		(256,995)
Conversion of shares				(14)		(11,268)	14		11,268

Balance at December 31, 2008	8,115		5,569,721	407		327,734	10,033		3,241,177
Cash purchase of Company’s own shares				(2)		(1,551)	(361)		(116,781)
Conversion of shares				(10)		(8,391)	10		8,391

Balance at December 31, 2009	8,115	P.	5,569,721	395	P.	317,792	9,682	P.	3,132,787

(1)	Number of shares in millions

The Company’s capital stock must be represented by (i) no less than 20% of Series “AA” common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and (iv) Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at all stockholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

•	The transformation of TELMEX from one type of entity to another;

•	Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

•

Cancellation of the registration of the TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

F-63

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In order for the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P. 10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P. 340,868, bringing the total maximum amount to be used for this purpose to P. 10,340,868.

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved an increase of P. 15,000,000 (historical) to the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P. 8,046,597, bringing the total maximum amount to be used for this purpose to P. 23,046,597 (historical).

In 2009, the Company acquired 361.2 million Series “L” shares for P. 4,073,625 and 1.9 million Series “A” shares for P. 21,695.

In 2008, the Company acquired 796.7 million Series “L” shares for P. 12,764,130 and 8.6 million Series “A” shares for P. 107,712.

In 2007, the Company acquired 839.9 million Series “L” shares for P. 15,729,975 (historical cost of P. 15,423,889) and 2.8 million Series “A” shares for P. 52,864 (historical cost of P. 51,902).

At December 31, 2009, 2008 and 2007, the Company had 14,040 (13,998 Series “L” and 42 Series “A”), 13,677 (13,637 Series “L” and 40 Series “A”) and 12,872 (12,840 Series “L” and 32 Series “A”) million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

F-64

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, Accumulated other comprehensive income items include P. 748,675 for the effect of the market valuation of swaps designated as cash flow hedges and P. 134,550 for the effect of translation of foreign entities, net of deferred taxes. At December 31, 2008, Accumulated other comprehensive income items include P. 2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P. 201,104 for the effect of translation of foreign entities.

f) At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P. 0.46 per outstanding share, to be paid in four installments of P. 0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P. 0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P. 0.40 per outstanding share, to be paid in a single payment beginning on December 17, 2009.

At a regular meeting held on April 25, 2008, the stockholders agreed to declare a cash dividend of P. 0.40 per outstanding share, to be paid in four installments of P. 0.10 each in June, September and December 2008 and in March 2009. In March 2008, the Company paid the fourth installment of P. 0.1125 per outstanding share, which was authorized at the regular meeting held on April 27, 2007.

At a regular meeting held on April 27, 2007, the stockholders agreed to declare a cash dividend of P. 0.45 per outstanding share, to be paid in four installments of P. 0.1125 each in June, September and December 2007 and in March 2008. In March 2007, the Company paid the fourth installment of P. 0.1025 per outstanding share, which was authorized at the regular meeting held on April 27, 2006.

The cash dividends paid in 2009, 2008 and 2007 were P. 15,093,082, P. 7,609,477 and P. 8,630,024, respectively.

15.	Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate will be increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) Beginning January 1, 2007, asset tax was payable at 1.25% of the average value of most assets. Asset tax for the year ended December 31, 2007 was P. 1,838,181. Such amount was remitted through the crediting of income tax paid in such year. As of January 1, 2008, the Asset Tax Law was abolished.

c) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

F-65

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FRBT creditable concepts result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

d) An analysis of the income tax provision is as follows:

	2009		2008		2007
Current year income tax	P.	9,560,860	P.	10,606,003	P.	10,411,963
Deferred tax		(1,075,338)		(1,014,344)		1,206,747

Total	P.	8,485,522	P.	9,591,659	P.	11,618,710

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2009%	2008%	2007%
Statutory income tax rate	28.0	28.0	28.0
Depreciation	(0.9)	(3.9)
Social security benefits	1.2	1.1	1.1
Monetary gain	2.6	6.0	0.3
Tax benefits	(0.2)
Other	(1.4)	1.0	(0.7)

Effective income tax rate	29.3	32.2	28.7

At December 31, 2009 and 2008, the Company recognized deferred income taxes on the following temporary differences:

	2009		2008

Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	877,847	P.	599,582
Tax loss carryforwards		87,365		75,394
Advance billings		435,521		529,417
Accrued liabilities		1,492,471		1,084,274
Employee profit sharing		1,728,654		2,071,573

		4,621,858		4,360,240

Deferred tax liabilities:
Fixed assets		(14,357,100)		(15,386,755)
Inventories		(13,667)		(25,589)
Licenses		(118,903)		(132,936)
Labor obligations		(4,566,155)		(4,304,012)
Prepaid expenses		(300,552)		(189,628)
Derivative financial instruments		(272,538)		(1,129,711)
Effect of translation of foreign entities		(53,001)

		(19,681,916)		(21,168,631)

Deferred tax liability, net	P.	(15,060,058)	P.	(16,808,391)

F-66

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, the balance of the re-expressed contributed capital account (CUCA) and the net taxed profits account (CUFIN) was P. 11,491,546 and P. 12,912,070, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

16.	Segments

Subsequent to the split-up described in Note 2, TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2009
Revenues:
External revenues	P.	65,158	P.	22,543	P.	31,399			P.	119,100
Intersegment revenues		11,722				929	P.	(12,651)
Depreciation and amortization		9,818		1,788		6,345				17,951
Operating income		17,846		2,537		13,981				34,364
Segment assets		260,597		35,094		108,995				404,686

December 31, 2008
Revenues:
External revenues	P.	70,801	P.	27,454	P.	25,850			P.	124,105
Intersegment revenues		10,600				993	P.	(11,593)
Depreciation and amortization		11,260		2,211		4,462				17,933
Operating income		19,552		6,169		14,022				39,743
Segment assets		284,502		53,932		63,321				401,755

December 31, 2007
Revenues:
External revenues	P.	76,151	P.	31,032	P.	23,585			P.	130,768
Intersegment revenues		10,438				1,096	P.	(11,534)
Depreciation and amortization		11,901		2,331		4,193				18,425
Operating income		23,233		8,695		11,956				43,884
Segment assets		283,463		53,766		54,852				392,081

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

F-67

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

17.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

As described in Note 1 II b, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts affected the 2008 and 2009 net income and will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to U.S. GAAP.

Through December 31, 2007, the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10, and, in the case of the discontinued operations, the effects of inflation were included as provided by Bulletin B-15.

The Mexican and U.S. GAAP amounts, included throughout Note 17 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007, does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin

B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

F-68

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Cash flow information:

As described in Note 1, the Company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statements as prepared under Mexican FRS for the years ended December 31, 2009 and 2008, comply with IAS 7, Statement of Cash Flows, as issued by the International Accounting Standards Board, and thus, no reconciliation was needed.

As described in Note 1, for the year ended December 31, 2007 the financial statements under Mexican FRS, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (codified into ASC Topic 230, Statement of Cash Flows) does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately. In addition, cash flows related to discontinued operations are presented in various categories whereas under Mexican FRS they are presented as a net item.

F-69

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007, were treated as components of operating activities, summarized consolidated statement of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007

Cash flows from operating activities:
Net income under U.S.GAAP	P.	35,833,144
Income from discontinued operations under U.S. GAAP		6,848,291

Income from continuing operations under U.S. GAAP		28,984,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,759,421
Amortization		134,492
Amortization of deferred charges and other		949,862
Effect of exchange rate differences on debt		234,465
Monetary gain, net		(3,056,539)
Deferred taxes		956,606
Equity interest in net loss (income) of affiliates		(17,245)
Net periodic cost of labor obligations		3,716,277
Marketable securities		2,151,503
Change in operating assets and liabilities		(4,920,703)

Total adjustments		19,908,139

Net cash provided by operating activities of continuing operations		48,892,992

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(13,439,657)
Net cash contributed to split-up subsidiary		(14,077,287)
Other investments		(239,005)

Net cash used in investing activities of continuing operations		(27,755,949)

Cash flows from financing activities:
New loans		14,930,842
Repayment of loans		(10,750,844)
Repurchase of Company’s own shares and cash dividends paid		(24,602,913)

Net cash used in financing activities of continuing operations		(20,422,915)

Effect of inflation accounting on cash and cash equivalents		(789,336)

Net changes in cash and cash equivalents of discontinued operations		(5,992,792)
Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

Supplemental disclosure of cash flow information:
Interest paid	P.	6,438,212
Income tax paid		10,501,615
Employee profit sharing paid		2,954,488

Cash flows from sales of trading securities were P. 2,232,020 in 2007.

Noncash transactions related to investment in plant, property and equipment for the years ended December 31, 2009, 2008 and 2007 were P. 801,187, P. 2,147,017 and P. 3,886,940, respectively.

F-70

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of the adoption of Mexican FRS D-6, the Company did not capitalize any comprehensive result of financing since the Company has not had any significant qualifying assets with prolonged acquisition periods. For the years 2009, 2008 and 2007, the Company did not capitalize any interest under U.S. GAAP. The reconciling items show the depreciation of capitalized interest in prior years.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 1.II.i, through December 31, 2007, the re-expression of plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 1,331,167 (P. 1,734,130 in 2008), and the depreciation expense for 2009 increased by P. 402,963 (P. 787,067 and P. 1,127,069 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.r, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109, (“SFAS 109”), Accounting for income taxes (codified into ASC Topic 740, Income taxes), except for the treatment of deferred taxes on the effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Through December 31, 2007, deferred employee profit sharing under U.S. GAAP had been determined following the guidelines of SFAS 109, because under Mexican FRS the deferred consequences of employee profit sharing were determined on temporary differences considered non-recurring with a known turnaround time.

As described in Note 1.II.o, under Mexican FRS the Company began recognizing on January 1, 2008 deferred employee profit sharing, using the asset and liability method. Under this method, deferred employee profit sharing is computed by applying the 10% profit sharing rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109 (codified into ASC Topic 740, Income taxes).

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

F-71

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively referred to as “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	250,141
2008		(153,150)
2009		198,339

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant from 2007 through 2009 are the following:

2007	P.	411,402
2008		320,831
2009		(145,116)

In 2007, monetary gain of P. 15,064, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the Statement of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R) (codified into ASC Topic 715, Compensation—Retirement Benefits), from 2007 through 2009 are the following:

2007	P.	2,539,812
2008		10,174,718
2009		1,193,289

The related accumulated amounts at December 31, 2009 and 2008 that increased equity were P. 17,609,684 and P. 16,416,395, respectively.

F-72

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Significant components of deferred taxes under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009								2008
	Income tax		Employee profit sharing		Total		Income tax		Employee profit sharing		Total
Deferred assets:
Allowances for bad debts and slow-moving inventories	P.	877,847	P.	310,287	P.	1,188,134	P.	599,582	P.	210,874	P.	810,456
Tax loss carryforwards		87,365				87,365		75,394				75,394
Advance billings		435,521		147,750		583,271		529,417		184,219		713,636
Accrued liabilities		1,492,471		515,522		2,007,993		1,084,274		372,943		1,457,217
Employee profit sharing		403,550				403,550		859,942				859,942
Pensions		9,370,573		3,346,606		12,717,179		8,631,195		3,082,545		11,713,740
Exchange loss on debt				347,123		347,123				409,247		409,247

Total deferred tax assets		12,667,327		4,667,288		17,334,615		11,779,804		4,259,828		16,039,632

Deferred liabilities:
Fixed assets		(14,746,460)		(3,574,360)		(18,320,820)		(15,813,293)		(4,028,230)		(19,841,523)
Inventories		(13,667)		(4,881)		(18,548)		(25,589)		(9,139)		(34,728)
Capitalized interest or net financing cost		(231,667)		(82,738)		(314,405)		(304,437)		(108,728)		(413,165)
Licenses		(115,533)		(44,852)		(160,385)		(132,937)		(49,900)		(182,837)
Prepaid expenses		(315,546)		(90,195)		(405,741)		(189,629)		(167,311)		(356,940)
Financial instruments		(272,538)		(91,884)		(364,422)		(1,129,711)		(419,172)		(1,548,883)

Total deferred tax liabilities		(15,695,411)		(3,888,910)		(19,584,321)		(17,595,596)		(4,782,480)		(22,378,076)

Net deferred (liabilities) assets	P.	(3,028,084)	P.	778,378	P.	(2,249,706)	P.	(5,815,792)	P.	(522,652)	P.	(6,338,444)

For Mexican FRS purposes, as discussed in Note 15, the deferred income tax liabilities recognized for the Mexican operations amounted to P.15,060,058 and P.16,808,391 at December 31, 2009 and 2008, respectively. Also as discussed in Note 10.c, for Mexican FRS purposes the deferred employee profit sharing liability recognized amounted to P. 3,954,136 and P. 4,849,906 at December 31, 2009 and 2008.

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxation authority.

Income taxes on unremitted foreign earnings

Under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that the Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

F-73

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Employee benefit obligation:

In 2009, 2008 and 2007, pension and seniority premium plans expense under U.S. GAAP totaled P. 5,207,736, P. 3,812,903 and P. 3,724,963, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), Employers’ Accounting for Pensions (codified into ASC Topic 715, Compensation—Retirement Benefits), consist of the following:

	December 31,
	2009		2008		2007

Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Financial cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Expected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of unrecognized net transition obligation and prior service cost		34,766		624,355		624,346
Amortization of unrecognized losses		2,404,468		82,807

Net periodic cost under U.S. GAAP		5,207,736		3,812,903		3,724,963
Net periodic cost under Mexican FRS		5,021,791		4,652,124		4,495,766

Cost increase (reduction) under U.S. GAAP	P.	185,945	P.	(839,221)	P.	(770,803)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for U.S. GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 10. The expected rates of annual return on plan assets used for the computation of the net cost under Mexican FRS and U.S. GAAP, for each of the years presented in the above table were 12% (nominal), 10% (nominal) and 6.82% (real) for 2009, 2008 and 2007, respectively.

F-74

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Plan assets:

The weighted average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2009	2008
Debt securities:
Mexican Government	40.4%	40.5%
Mexican companies	5.5%	5.4%
Equity securities:
Mexican companies	46.9%	47.4%
U.S. companies	5.8%	5.9%
Cash	1.4%	0.8%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2009 and 2008 and the target allocation for 2010 by asset category are as follows:

	Target allocation 2010	2009	2008
Fixed-income securities	40-50%	45.9%	45.9%
Variable-income securities	50-60%	54.1%	54.1%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2009, securities held by the plan included 242.5 million shares of TELMEX (255.8 million shares in 2008) and 1,741.7 million shares of related parties (1,962.1 million shares in 2008), with a fair value of P. 2,653,441 (P. 3,671,083 in 2008) and P. 66,182,240 (P. 58,031,339 in 2008), respectively. In 2009, the plan purchased 20.8 million shares of related parties (58.2 million shares in 2008) and sold 241.2 million shares of related parties (48.7 million shares in 2008). In June 2008, the plan received 330.0 million shares of Telmex Internacional as a result of the split-up. In 2009, the plan purchased 2.8 million shares of TELMEX (3.2 million shares in 2008) and sold 16.1 million shares of TELMEX (77.3 million shares in 2008). Dividends received by the plan in 2009 were P. 925,224 (P. 1,410,407 in 2008) from TELMEX and related parties.

As of December 31, 2009, securities held by the plan also included P. 943,080 (notional amount) of TELMEX debt securities (P. 351,363 in 2008) and P. 2,296,338 (notional amount) of related parties’ debt securities (P. 19,035,338 in 2008), with a fair value of P. 943,049 (P. 401,661 in 2008) and P. 2,345,667 (P. 19,117,287 in 2008), respectively. In 2009, the plan purchased P. 975,694,551 (P. 772,189,159 in 2008) and sold P. 992,728,118 (P. 566,118,492 in 2008) of related parties’ debt securities, and purchased P. 19,488,270 (P. 28,385,642 in 2008) and sold P. 18,963,254 (P. 28,394,746 in 2008) of TELMEX debt securities. Interest income recognized by the plan in 2009 was P. 16,559 (P. 8,509 in 2008) on TELMEX securities and P. 44,877 (P. 64,340 in 2008) on related parties securities.

F-75

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The table below presents the fair value hierarchy of our plan assets as of December 31, 2009.

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3	Total
Debt securities:
Mexican Government	P.	66,222,252			P.	66,222,252
Mexican companies		9,067,750				9,067,750
Equity securities:
Mexican companies		76,967,926				76,967,926
U.S. companies		9,433,782				9,433,782
Cash and cash equivalents		2,303,665				2,303,665

Established fund	P.	163,995,375			P.	163,995,375

Expected cash flows for the pension and seniority premiums plans are as follows:

Expected contributions to trust fund:
2010	P.	6,444,125

Expected benefit payments:
2010	P.	8,564,987
2011		8,943,225
2012		9,482,631
2013		10,236,722
2014		10,913,578
2015-2019		66,114,567

Total	P.	114,255,710

F-76

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries (“Registro Nacional de Valores e Intermediarios”) or in shares of investment funds in debt instruments (“sociedades de inversión”).

The remaining 70% (maximum) will be invested in securities approved by the National Banking and Securities Commission (CNBV).

•	Trading:

The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

•	Plan assets structure:

Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company’s policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of short-term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the beginning of the year.

The unrecognized net transition obligation under SFAS No. 87 (codified into ASC Topic 715, Compensation—Retirement Benefits) of P. 7,074 924 at January 1, 1997, was amortized over the average future working lifetime of the employee group, being 2008 the last year of the amortization period. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of defined benefit obligation or plan assets will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 828,628 as monetary gain on the unfunded liability and deferred P. 4,362,666, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 228,411 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 was being amortized over 12 years. In 2007 the Company amortized P. 375,845, on the monetary gain deferred in 1995.

F-77

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

SFAS 158 (codified into ASC Topic 715, Compensation - Retirement Benefits) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2009 and 2008 are as follows:

	2009		2008

Fair value of plan assets	P.	163,995,375	P.	145,475,893
Defined benefit obligation		197,332,833		176,182,835

Under funded status	P.	(33,337,458)	P.	(30,706,942)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2009		2008

Unrecognized actuarial loss	P.	49,896,696	P.	46,471,902
Unrecognized prior service cost and changes in the plan		130,819		165,587

Total	P.	50,027,515	P.	46,637,489

Through December 31, 2007, for Mexican FRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112, (other than assumptions used during its first application) prior to its amendment by SFAS 158 (codified into ASC Topic 715, Compensation - Retirement Benefits), thereby constituting a difference with U.S. GAAP. Effective January 1, 2008, labor obligations are reported based on Mexican FRS D-3, Employee benefits, which requires the recognition on the balance sheet of a net projected liability or a net projected asset (see Note 10), where unamortized items are included in the determination of the net projected liability or net projected asset whereas under U.S. GAAP unamortized items are presented in accumulated other comprehensive income.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 1 II.b. These effects were taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

Effective January 1, 2008, and as a result of adopting Mexican FRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and depreciation expense, previously mentioned in this Note.

F-78

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Penalties and interest:

Under Mexican FRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under U.S. GAAP, such gains are presented in interest income (expense). The Company does not have penalties or interest on tax settlements in 2009, 2008 and 2007.

Noncontrolling interest:

In conformity with Mexican FRS, noncontrolling interest is not added back in the Company’s income statement, also it is included as a component of stockholders’ equity and presented immediately after the caption total controlling interest of stockholders’ equity. Noncontrolling interest in net income is not eliminated from net income.

        For U.S. GAAP purposes, beginning on January 1, 2009, amendments to ASC 810 Consolidation (formerly

FAS 160 Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB 51) state that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontolling interest. These requirements must be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) as of January 1, 2007 (codified into ASC Topic 740, Income Taxes).

Telmex establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) the Company presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

F-79

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The adoption of FIN 48 (codified into ASC Topic 740, Income Taxes) did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2009 and 2008, there are no uncertain tax positions not more likely than not to be sustained.

Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) (codified into ASC Topic 820, Fair Value Measurement and Disclosures), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. ASC 820 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. ASC 820 requires companies to consider their own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. ASC 820 was effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement was effective on January 1, 2009. The adoption of ASC 820 in 2009 and 2008 did not have a material impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), (codified into ASC Topic 825, Financial Instruments) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, ASC 825 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. ASC 825 was effective for TELMEX on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; the Company believes such risk is minimal.

The following table provides a summary of significant assets and liabilities at December 31, 2009 and 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1	Level 2		Level 3	Total
December 31, 2009
Assets
Derivative financial instruments		P.	11,496,359		P.	11,496,359
Liabilities
Derivative financial instruments			119,719			119,719

December 31, 2008
Assets
Derivative financial instruments		P.	20,418,889		P.	20,418,889

F-80

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (cross currency mid swaps, IRS discount and Libor) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets and liabilities, they are considered Level 2.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosures about fair value of financial instruments (codified into ASC Topic 825, Financial Instruments), under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2 and the Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes considered Level 1. As of December 31, 2009, the carrying value of total debt is P. 102,874,348 (P. 107,055,447 at December 31, 2008) and the fair value is P. 101,060,180 (P. 100,987,999 at December 31, 2008).

Related parties

At December 31, 2009 and 2008, Recoverable taxes in Note 3 includes P. 1,123,429 and P. 686,877, respectively, with Carso Global Telecom related with the tax consolidation, which correspond to the balance of monthly payments on account of the consolidated annual tax.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company’s financial statements.

F-81

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Amendments to ASC 855, Subsequent Events (formerly FAS 165, Subsequent Events)

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events ASC 855. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance under ASC 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 had no impact on the Company’s financial statements.

EITF 08-1 Revenue Arrangements with Multiple Deliverables (included in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

Amendments to ASC 805, Business Combinations (formerly FASB Statement No. 141(R)):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), now codified as FASB ASC Topic 805, Business Combinations, which replaces FAS No.141, Business Combination FAS No.141. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.

FAS 141(R) establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

F-82

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3, codified into ASC Topic 350 Intangibles – Goodwill and Other)

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”) codified into ASC Topic 350, Intangibles – Goodwill and Other. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets codified as ASC Topic 350. ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

Amendments to ASC 810 Consolidation (formerly FAS 160 Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB 51):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160”) codified into ASC Topic 810 Consolidation. ASC 810 amends ARB 51 to establish new standards that govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. ASC 810 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet. Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosure purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008

Non-controlling interest	P.	41,186	P.	(41,186)	P.	—
Stockholders’ equity		11,268,190		41,186		11,309,376
Net income		19,782,582		(25)		19,782,557

	As originally issued 2007		Reclassification		As reclassified 2007

Net income	P.	35,375,221	P.	457,923	P.	35,833,144

F-83

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FASB Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (codified under ASC Topic 815, Derivatives and Hedging):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161) which is now codified under FASB ASC Topic 815, Derivatives and Hedging. ASC 815 requires enhanced disclosures for derivative instruments, including those used in hedging activities, to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

F-84

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted

Income from continuing operations as reported under Mexican FRS	P.	20,468,983	P.	20,176,911	P.	28,889,083
U.S. GAAP adjustments:
Depreciation of capitalized interest		(259,894)		(293,358)		(341,559)
Deferred income tax under U.S. GAAP included in this reconciliation		132,084		(155,707)		(215,262)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		66,255		2,557		(42,648)
Deferred employee profit sharing						508,051
Pension and seniority premium plan cost		(185,945)		839,221		770,803
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(402,963)		(787,067)		(1,127,069)
Effects of inflation accounting on U.S. GAAP adjustments						543,454

Total U.S. GAAP adjustments in income from continuing operations		(650,463)		(394,354)		95,770

Income from continuing operations under U.S. GAAP		19,818,520		19,782,557		28,984,853

Income from discontinued operations as reported under Mexican FRS						7,166,312

Total U.S. GAAP adjustments in income from discontinued operations						(318,021)

Income from discontinued operations under U.S. GAAP						6,848,291

Net income under U.S. GAAP	P.	19,818,520	P.	19,782,557	P.	35,833,144

F-85

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2009		2008 Retrospectively adjusted

Total stockholders’ equity under Mexican FRS	P.	38,320,773	P.	39,371,099
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(11,967,158)		(11,707,264)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		12,461,438		11,341,295
Deferred income tax on effect of translation of foreign entities		53,001
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		4,929,217		4,512,616
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(679,173)		(534,057)
Pension and seniority premium plan cost		259,203		445,148
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		1,331,167		1,734,130
Labor obligations (SFAS 158)		(50,027,515)		(46,637,489)

Total U.S. GAAP adjustments, net		(30,855,922)		(28,061,723)

Total stockholders’ equity under U.S. GAAP	P.	7,464,851	P.	11,309,376

F-86

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31,971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19,818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax						6,848,291

Net income		19,818,520		19,782,557		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		25		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	19,782,582	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax						6,390,179

Net income	P.	19,818,226	P.	19,782,582	P.	35,375,221

Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.05	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share under (in pesos) from discontinued operations	P.		P.		P.	0.32

F-87

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted
Assets

Current assets	P.	55,216,593	P.	54,762,036
Plant, property and equipment, net		106,452,647		115,676,141
Equity investments		1,775,380		1,494,133
Other non-current assets		4,008,018		5,101,124

Total assets	P.	167,452,638	P.	177,033,434

Liabilities and stockholders’ equity

Short-term debt and current portion of long-term debt	P.	19,768,894	P.	22,883,092
Other current liabilities		17,519,989		18,481,763

Total current liabilities		37,288,883		41,364,855

Long-term debt		83,105,454		84,172,355
Labor obligations		33,496,828		30,854,569
Deferred taxes		5,629,926		8,921,173
Deferred credits		466,696		411,106

Total liabilities		159,987,787		165,724,058

Controlling interest		7,423,371		11,268,190
Non controlling interest		41,480		41,186

Total stockholders’ equity		7,464,851		11,309,376

Total liabilities and stockholders’ equity	P.	167,452,638	P.	177,033,434

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified a) P. 1,653,123 related to a ruling in favor of the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, from the “Other income, net” caption in 2007 to the “Income Tax” caption, b) the employee profit sharing from 2009, 2008 and 2007 for P.1,543,551, P.1,146,034 and P.2,401,616, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption.

In the consolidated condensed balance sheets, the Company reclassified from 2009 and 2008, P.3,380,220 and P. 2,582,726, respectively, from the long-term “Deferred tax liability” caption to the “Other current assets” caption.

F-88

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

As stated in Note 2, the shares of Telmex Internacional were authorized and issued pursuant to the TELMEX’s stockholders’ meeting on December 21, 2007 approving the split-up. The establishment of Telmex Internacional became effective on December 26, 2007, following the recording of the stockholders’ resolution before a Mexican public notary, the registration in the Mexican Public Registry of Commerce and the publication in the Diario Oficial (Official Gazette); however the delivery of the share certificates occurred at the completion of the registration processes with the Mexican and U.S. Stock Exchanges on June 10, 2008.

Until the date of the exchange and delivery of the share certificates, the shares of Telmex Internacional traded together with the shares of TELMEX on the Mexican and U.S. Stock Exchanges. For Mexican FRS purposes the entities transferred to Telmex Internacional have been treated as discontinued operations and distributed as of its effective date; however, since the share certificates of Telmex Internacional were not distributed to its stockholders as of December 31, 2007, the split-up entities could not be considered distributed to its stockholders for U.S. GAAP purposes as of December 31, 2007. Therefore, under U.S. GAAP the split-up entities could be treated as distributed or discontinued operations until the shares were actually delivered to Telmex Internacional’s stockholders.

In order to comply with U.S. GAAP, condensed financial information under U.S. GAAP for the three years ended December 31, 2009 is as follows:

	Year Ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31, 971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19, 818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax				2,172,831		6,848,291

Net income		19, 818,520		21,955,388		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		52,870		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	22,008,258	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax				2,225,676		6,390,179

Net income	P.	19,818,226	P.	22,008,258	P.	35,375,221

F-89

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	2009		2008		2007
Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.16	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share (in pesos) from discontinued operations	P.		P.	0.11	P.	0.32

Condensed financial information of cash flows from continuing operations under U.S. GAAP is as follows:

	2007

Net cash provided by operating activities	P.	48,892,992
Net cash used in investing activities		(27,755,949)
Net cash used in financing activities		(20,422,915)

The adoption of FAS 160 in 2009, codified in ASC 810, resulted in a retrospective adjustment of the balance sheet as of December 31, 2008, income statement and stockholders’ equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008

Net income	P.	22,008,258	P.	(52,870)	P.	21,955,388

	As originally issued 2007		Reclassification		As reclassified 2007

Non-controlling interest	P.	4,910,669	P.	(4,910,669)
Stockholders’ equity		117,503,920		4,910,669	P.	122,414,589
Net income		35,375,221		457,923		35,833,144

F-90

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Total Stockholders´ equity Retrospectively adjusted
Balance at December 31, 2006	P.	103,194,611
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2007:
Cash dividends declared at P.0.448 per share (P.0.440 historical)		(8,820,074)
Cash dividend paid to noncontrolling interest in subsidiary		(122,703)
Cash purchase of Company’s own shares		(15,782,839)
Gain on dilution of investment in split-up affiliate		1,123,819
Acquisition of noncontrolling interest		(388,348)
Comprehensive income:
Net income for the year		35,833,144
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation		(694,314)
Changes in fair value of swaps, net of deferred taxes		457,566
Effect of translation of foreign entities, net		11,385,604
Effect of ASC 715, net of deferred taxes		(3,771,877)

Balance at December 31, 2007		122,414,589
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2008:
Cash dividends declared at P.0.413 per share		(7,774,143)
Cash purchase of Company’s own shares		(12,871,842)
Comprehensive income:
Net income for the year		21,955,388
Other comprehensive income:
Deferred taxes allocated to equity		(11,347)
Changes in fair value of swaps, net of deferred taxes		2,126,088
Effect of translation of foreign entities, net		2,050,829
Effect of ASC 715, net of deferred taxes		(18,873,531)
Decrease due to the split-up of Telmex Internacional		(97,706,655)

Balance at December 31, 2008		11,309,376
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively		(15,447,559)
Cash purchase of Company’s own shares		(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control		(43,030)
Comprehensive income:
Net income for the year		19,818,520
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(1,866,847)
Effect of translation of foreign entities, net		(13,552)
Effect of ASC 715, net of deferred taxes		(2,196,737)

Balance at December 31, 2009	P.	7,464,851

	2009		2008		2007
Comprehensive income for the year
	P.	15,741,384	P.	7,247,427	P.	43,210,123

F-91

[THIS ENGLISH TRANSLATION IS PROVIDED FOR CONVENIENCE PURPOSES ONLY. IN THE EVENT OF CONFLICT BETWEEN THE ENGLISH AND SPANISH VERSIONS OF THIS INFORMATION MEMORANDUM, THE SPANISH VERSION WILL PREVAIL.]

Preliminary Offering Memorandum

Dated April 19, 2010

Exhibit 26(j) Form of Global Share Certificate

129